Registration No. 333-103199
                                                      Registration No. 811-04335
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM N-6

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [ ]

         Pre-Effective Amendment No. 1                                [X]

         Post-Effective Amendment No.                                 [ ]

                                    AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]


         Amendment No. 6                                              [X]


                       (Check appropriate box or boxes)

                           -------------------------

                               SEPARATE ACCOUNT FP
                                      of
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Exact Name of Registrant)

                           -------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104 (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                           -------------------------


                                   ROBIN WAGNER
                           VICE PRESIDENT AND COUNSEL
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)


                           -------------------------

                 Please send copies of all communications to:
                            THOMAS C. LAUERMAN, ESQ.
                                 Foley & Lardner
                               Washington Harbour
                            3000 K Street, Northwest
                            Washington, D.C. 20007
                           -------------------------

         Approximate Date of Proposed Public Offering: As soon as practical after the effectiveness of the Registration Statement.

         It is proposed that this filing will become effective (check appropriate box):

[ ]      Immediately upon filing pursuant to paragraph (b) of Rule 485.

[ ]      On (date) pursuant to paragraph (b) of Rule 485.

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]      On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered

         Units of interest in Separate Account FP.

         The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Incentive Life(SM) '02
A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.


PROSPECTUS DATED MAY 1, 2003

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, prospectuses that contain important information about the Portfolios accompany this prospectus.


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This prospectus describes many aspects of an Incentive Life(SM) '02 policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under Incentive Life(SM) '02. To make this prospectus easier to read, we sometimes use different words than the policy. Equitable
Life or your financial professional can provide any further explanation about your policy.


WHAT IS INCENTIVE LIFE(SM) '02?


Incentive Life(SM) '02 is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:



-------------------------------------------------------------------------------
 Variable investment options
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 Fixed income
--------------------------------------------------------------------------------
o AXA Premier VIP Core Bond              o EQ/High Yield
o EQ/Alliance Intermediate Government    o EQ/J.P. Morgan Core Bond
  Securities                             o EQ/Money Market
--------------------------------------------------------------------------------
 Domestic stocks
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o AXA Premier VIP Health Care            o EQ/Alliance Small Cap Growth
o AXA Premier VIP Large Cap Core         o EQ/Bernstein Diversified Value
  Equity                                 o EQ/Capital Guardian U.S. Equity
o AXA Premier VIP Large Cap Growth       o EQ/Equity 500 Index
o AXA Premier VIP Large Cap Value        o EQ/FI Mid Cap
o AXA Premier VIP Small/Mid Cap          o EQ/FI Small/Mid Cap Value
  Growth                                 o EQ/Lazard Small Cap Value
o AXA Premier VIP Small/Mid Cap Value    o EQ/Marsico Focus
o AXA Premier VIP Technology             o EQ/Mercury Basic Value Equity
o AXA Rosenberg VIT Value Long/Short     o EQ/MFS Emerging Growth Companies
  Equity                                 o EQ/Small Company Index
o EQ/Alliance Common Stock               o PEA Renaissance(1)
o EQ/Alliance Growth and Income          o U.S. Real Estate--Class I
o EQ/Alliance Premier Growth
--------------------------------------------------------------------------------
 International stocks
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o AXA Premier VIP International Equity   o EQ/Putnam International Equity
o EQ/Alliance International              o EQ/International Equity Index*
o EQ/Emerging Markets Equity
--------------------------------------------------------------------------------
 Balanced/hybrid
--------------------------------------------------------------------------------
o EQ/Balanced
--------------------------------------------------------------------------------



* Interests in the EQ/Alliance International investment option (the "surviving option") will replace interests in the EQ/International Equity Index investment option (the "replaced option"), and this option will no longer be available. At the time of the replacement, all the assets that are in the replaced option are moved into the surviving option. After the replacement, any allocation elections to the replaced option will then be considered an allocation election to the surviving option. The effective date for the replacement of the EQ/International Equity Index investment option will be on or about May 2, 2003, subject to shareholder vote.

(1) Formerly named "PIMCO Renaissance."


Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, AXA Premier VIP Trust, The Universal Institutional Funds, Inc., PIMCO Advisors VIT (formerly the OCC Accumulation Trust) or Barr Rosenberg Variable Insurance Trust (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.

OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for a number of years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) decrease the amount of insurance coverage, (5) choose between two life insurance benefit options, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by "riders" to your policy.


OTHER EQUITABLE LIFE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with Incentive Life(SM) '02 or another policy may not be to your advantage. You can contact us to find out more about any other Equitable Life insurance policy.



The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                          X00460

Contents of this prospectus
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
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
1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS
   AND RISKS                                                                 1
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How you can pay for and contribute to your policy                            1
The minimum amount of premiums you must pay                                  1
You can guarantee that your policy will not terminate
   before a certain date                                                     2
You can elect a "paid up" death benefit guarantee                            2
Investment options within your policy                                        2
About your life insurance benefit                                            3
You can decrease your insurance coverage                                     3
You can increase your insurance coverage by purchasing
   another policy                                                            4
Accessing your money                                                         4
Risks of investing in a policy                                               4



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2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES
   YOU WILL PAY                                                              5
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Tables of policy charges                                                     5
How we allocate charges among your investment options                        8
Changes in charges                                                           8



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3. WHO IS EQUITABLE LIFE?                                                    9
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How to reach us                                                              9
About our Separate Account FP                                               10
Your voting privileges                                                      10



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4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       11
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Portfolios of the Trusts                                                    11



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5. DETERMINING YOUR POLICY'S VALUE                                          14
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Your account value                                                          14


----------------------
"We," "our" and "us" refer to Equitable Life. "Financial professional" means the registered representative of AXA Advisors who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.

When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer Incentive Life(SM) '02 anywhere such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.



i  Contents of this prospectus

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
6. TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS                     15
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Transfers you can make                                                      15
How to make transfers                                                       15
Our dollar cost averaging service                                           15
Our asset rebalancing service                                               15



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7. ACCESSING YOUR MONEY                                                     17
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Borrowing from your policy                                                  17
Making withdrawals from your policy                                         17
Surrendering your policy for its net cash surrender value                   18
Your option to receive a living benefit                                     18



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8. TAX INFORMATION                                                          19
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Basic tax treatment for you and your beneficiary                            19
Tax treatment of distributions to you (loans, partial
   withdrawals, and full surrender)                                         19
Tax treatment of living benefits proceeds                                   20
Effect of policy on interest deductions taken by business entities          20
Requirement that we diversify investments                                   20
Estate, gift, and generation-skipping taxes                                 21
Pension and profit-sharing plans                                            21
Split-dollar and other employee benefit programs                            21
ERISA                                                                       21
Our taxes                                                                   21
When we withhold taxes from distributions                                   22
Possibility of future tax changes and other tax information                 22



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9. MORE INFORMATION ABOUT POLICY FEATURES
   AND BENEFITS                                                             23
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Alternative higher death benefit in certain cases                           23
Guarantee premium test for no-lapse guarantees                              23
Paid up death benefit guarantee                                             23
Other benefits you can add by rider                                         24
Variations among Incentive Life(SM) '02 policies                            25
Your options for receiving policy proceeds                                  25
Your right to cancel within a certain number of days                        25



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10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                           26
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Deducting policy charges                                                    26



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11. MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY             28
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Dates and prices at which policy events occur                               28
Policy issuance                                                             28
Ways to make premium and loan payments                                      29
Assigning your policy                                                       29
You can change your policy's insured person                                 29
Requirements for surrender requests                                         29
Gender-neutral policies                                                     30
Future policy exchanges                                                     30



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12. MORE INFORMATION ABOUT OTHER MATTERS                                    31
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About our general account                                                   31
Transfers of your account value                                             31
Telephone and EQAccess requests                                             31
Suicide and certain misstatements                                           32
When we pay policy proceeds                                                 32
Changes we can make                                                         32
Reports we will send you                                                    33



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13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP
    AND EQUITABLE LIFE                                                      34
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14. PERSONALIZED ILLUSTRATIONS                                              35
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Illustrations of policy benefits                                            35


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APPENDICES
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I -- Information on market performance                                     I-1
II -- An index of key words and phrases                                   II-1
III -- Hypothetical illustrations                                        III-1

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Following the Appendices of this prospectus or accompanying this prospectus
(but not a part of this prospectus) are the prospectuses for the applicable underlying Trusts.
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                                                 Contents of this prospectus  ii

1. Risk/benefit summary: Policy features, benefits and risks

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Incentive Life(SM) '02 is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this "base policy" are described below.


Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Riders providing incidental insurance benefits are listed in "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.



HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies on an automatic premium payment plan may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an Incentive Life(SM) '02 policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the Incentive Life(SM) '02 policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the Incentive Life(SM) '02 policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).

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You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest to the insured's 100th birthday, so long as you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.
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LIMITS ON PREMIUM PAYMENTS. The federal tax law definition of "life insurance"
limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would exceed those limits to you.

You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premium you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay.

If at any time when your policy's account value is high enough that the alternative death benefit discussed later in this prospectus would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if your "net account value" is not enough to pay your policy's monthly charges when due unless:

o you have paid sufficient premiums to maintain one of our available guarantees against termination and your policy is still within the period of that guarantee and you do not have an outstanding loan (see "You can guarantee that your policy will not terminate before a certain date" below); or

o you have elected the "paid up" death benefit guarantee and it remains in effect and you do not have an outstanding loan (see "You can elect a "paid up" death benefit guarantee" below).

("Account value" and "net account value" are explained under "Determining your policy's value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the


1 Risk/benefit summary: Policy features, benefits and risks policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

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Your policy will terminate if you don't pay enough premiums (i) to pay the charges we deduct or (ii) to maintain in effect one of the guarantees that can keep your policy from terminating. However, we will first send you a notice and give you the opportunity to pay any shortfall.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also present evidence of insurability satisfactory to us and pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover total monthly deductions for 3 months, calculated from the effective date of restoration and the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.


YOU CAN GUARANTEE THAT YOUR POLICY WILL NOT TERMINATE BEFORE A CERTAIN DATE

You can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premium. We call these amounts "guarantee premiums" and they will be set forth on page 3 of your policy. In most states you have two options for how long the guarantee will last. The two guarantee options are as follows:

(1) a guarantee for the first five years of your policy (the policy calls this the "no-lapse guarantee")

                                      or


(2) a guarantee of 20 years, but in no case beyond the policy anniversary nearest to the insured's 100th birthday (the policy calls this the "extended no-lapse guarantee").


In some states, these guarantees may be unavailable, limited to shorter periods, or referred to by different names.

We make no extra charge for either of these two guarantees against policy termination. However, in order for either of those guarantees to be available, you must have satisfied the "guarantee premium test" (discussed in "Guarantee premium test for no-lapse guarantees" under "More information about policy features and benefits" later in this prospectus and any policy loan must not exceed the policy account value. Maintaining the extended no-lapse guarantee against policy termination (where available) will require you to pay more premiums than maintaining only the five-year guarantee.

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In most states, if you pay at least certain prescribed amounts of premiums, and have no policy loans, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.
--------------------------------------------------------------------------------

YOU CAN ELECT A "PAID UP" DEATH BENEFIT GUARANTEE


In most states, you may elect to take advantage of our "paid up" death benefit guarantee at any time after the fourth year of your policy if the insured's attained age is 99 or less. If you elect the paid up death benefit guarantee, we may initially reduce your base policy's face amount (see below). Thereafter, your policy will not lapse and the death benefit will never be less than the base policy's face amount, so long as the guarantee remains in effect. The guarantee will terminate, however, if (i) at any time following the election, the sum of any outstanding policy loans, accrued interest, and any "restricted" amount due to exercise of a living benefits rider exceeds your policy's account value or if (ii) you request us to terminate the election. For more information about the circumstances under which you can elect the paid-up death benefit, the possible reduction in face amount after this guarantee is elected (including the possible imposition of surrender charges upon such reduction), and other effects of this guarantee on your policy, see "Paid up death benefit guarantee" under "More information about policy features and benefits" later in this prospectus.

INVESTMENT OPTIONS WITHIN YOUR POLICY


Except as set forth in the next sentence, we will initially put all unloaned amounts which you have allocated to variable investment options into such options on the later of the business day that we receive the full minimum initial premium or the register date (the "Investment Start Date"). In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see "Your right to cancel within a certain number of days," later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options in our EQ/Money Market investment option. In this case, on the first business day following the twentieth day after your policy is issued, we will re-allocate that investment in accordance with your premium allocation instructions then in effect. For policies issued in these states, the "Allocation Date" is the first business day following the twentieth day after your policy is issued. For all other policies, the Allocation Date is the Investment Start Date. You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

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You can choose among variable investment options.
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VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy



                   Risk/benefit summary: Policy features, benefits and risks   2
and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.

Our arrangement with Portfolio sponsors that are not affiliated with us may provide that they or one of their affiliates will pay us based on a percentage (up to 0.30% on an annual basis) of the net assets of a Portfolio attributable to the Policies. These fees are not charged to you, the Separate Account or the Portfolio.


GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (3% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")


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We will pay at least 3% annual interest on our guaranteed interest option.
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ABOUT YOUR LIFE INSURANCE BENEFIT



YOUR POLICY'S FACE AMOUNT. In your application to buy an Incentive Life(SM) '02 policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $50,000 is the smallest amount of coverage you can request.


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If the insured person dies, we pay a life insurance benefit to the
"beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. We also have options available for the manner in which we pay death benefits (see "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus).
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YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount; or

o Option B -- The face amount plus the policy's "account value" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES. Your policy is designed to always provide a minimum level of insurance protection relative to your policy's value, in part to meet the Internal Revenue Code's definition of "life insurance." For more information on the alternative higher death benefit and for information on other adjustments to the death benefit, see "More information about policy features and benefits" later in this prospectus.

--------------------------------------------------------------------------------
You can request a change in your death benefit option any time after the second year of the policy and before the policy anniversary nearest to the insured's 100th birthday; however changes to Option B are not permitted beyond the policy year in which the insured person reaches age 85.
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CHANGE OF DEATH BENEFIT OPTION. If you change from Option A to B, we automatically reduce your base policy's face amount by an amount equal to your policy's account value at the time of the change. We may refuse this change if the policy's face amount would be reduced below our then current minimum for new policies. Changes from Option A to Option B are not permitted beyond the policy year in which the insured person reaches age 85.

If you change from Option B to A, we automatically increase your base policy's face amount by an amount equal to your policy's account value at the time of the change.

If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will determine the new base policy face amount somewhat differently from the general procedures described above.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. Please refer to "Tax information" later in this prospectus, to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.


YOU CAN DECREASE YOUR INSURANCE COVERAGE

You may request a decrease in your policy's face amount any time after the second year of your policy and before the policy anniversary near-


3 Risk/benefit summary: Policy features, benefits and risks est to the insured's 100th birthday. The requested decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount.

We can refuse any requested decrease. We will not approve any decrease if we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy.

The following additional conditions also apply:

You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. Guarantee premiums, as well as monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 10 years of your policy, we will deduct all or part of the remaining surrender charge from your policy. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. In no event will the surrender charge due exceed your account value less any amounts we are holding to secure policy loans (including any interest on those amounts that have not yet been allocated to the variable investment options). We deduct the charge from the same investment options as if it were a part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future on account of a prior decrease in face amount. This could have adverse tax consequences.



YOU CAN INCREASE YOUR INSURANCE COVERAGE BY PURCHASING ANOTHER POLICY


After the first policy year while this policy is in force and the insured person is not more than attained age 85, and provided that there has been no previous reduction in the face amount, you may ask us to increase the face amount of insurance. You must provide evidence satisfactory to us of the insurability of the insured person. Any increase you ask for must be at least $10,000. If the increase is approved, we will issue a new variable life policy for the amount of the increase. The new policy will be issued for the age and rating class of the insured person on the date of increase, and, if we are no longer issuing Incentive Life '02, will be a variable life policy we are issuing on the date of increase. The new policy will be subject to its own terms and conditions, except that (1) we will waive any portion of the monthly administrative charge for the new policy that is independent of the face amount of insurance; and (2) any reduction in face amount, change in death benefit option, or partial withdrawal may not reduce the face amount of the new policy to less than $10,000.

ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the difference between your policy's account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest) and less any amounts restricted following your receipt of a living benefits payment. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy and before the policy anniversary nearest to the insured's 100th birthday. See "Making withdrawals from your policy" later in this prospectus for more information. Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.


RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the table below.

o You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


                   Risk/benefit summary: Policy features, benefits and risks   4

2. Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions.

This table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options.



------------------------------------------------------------------------------------------------------------------------------------
                                                          Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
 Charge                        When charge is deducted         Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Premium charge                 Deducted from each premium      6% of each premium payment. We may increase this charge higher than
                               when added to your account      6%, however, as a result of changes in the tax laws which increase
                               value                           our expenses. Currently, we reduce this charge to 3% of each premium payment after a certain amount.(1)
------------------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) of      Deducted from your account      The amount of the surrender charge is set forth in your policy.(2)
your policy during its first   value at the time you
10 years                       surrender

  Lowest and highest                                           For any policy, the lowest initial surrender charge per $1,000 of
  charge                                                       initial base policy face amount would be $5.97, and the highest initial surrender charge per $1,000 of initial base policy face amount would be $30.93.

  Charge for a                                                 The initial surrender charge is $13.81 per $1,000 of initial base
  representative insured                                       policy face amount for a male, non-tobacco user, age 35 at issue.
------------------------------------------------------------------------------------------------------------------------------------
Request a decrease in your     Deducted from your account      A pro rata portion of the full surrender charge that would apply to
policy's face amount           value on the effective date of  a surrender at the time of the decrease in the first 10 years.
                               the decrease
------------------------------------------------------------------------------------------------------------------------------------
Transfers among                Deducted when you transfer      $25 per transfer (maximum); $0 (current).(3)
investment options             account value among
                               investment options
------------------------------------------------------------------------------------------------------------------------------------


This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.


------------------------------------------------------------------------------------------------------------------------------------
                              Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
 Charge                         When charge is deducted        Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charges(4)(5)   Deducted from your account      (1) (i) $20 in each of your policy's first 12 months and (ii) a
                               value each month                maximum charge of $10 in each subsequent month (currently we charge
                                                               $7 in each subsequent month).

                                                               (2) We also charge an additional amount per $1,000 of initial base policy face amount during your policy's first ten years.

  Lowest and highest                                           The lowest monthly charge per $1,000 is $0.03, and the highest
  charge (for charge in (2))                                   monthly charge per $1,000 is $0.10.

  Charge for a                                                 The monthly charge is $0.06 per $1,000 for an insured age 35 at
  representative insured                                       issue.
  (for charge in (2))
------------------------------------------------------------------------------------------------------------------------------------


5 Risk/benefit summary: Charges and expenses you will pay

Cost of insurance charges(4)(5)(6)                             The lowest maximum monthly charge per $1,000 of the amount for which
  Lowest and highest        Deducted from your account         we are at risk(7) under your base policy on the date of the
  charge                    value each month                   deduction is $0.06, and the highest maximum monthly charge per
                                                               $1,000 is $83.34.

  Charge for a                                                 The maximum monthly charge per $1,000 is $0.15 in the first policy
  representative insured                                       year for a male insured age 35 in the standard non-tobacco user risk class.(8)
------------------------------------------------------------------------------------------------------------------------------------
Optional rider charges

Children's term insurance   Deducted from your account         The monthly charge per $1,000 of children's term insurance is $0.50.
                            value each month while rider
                            is in effect

Disability deduction        Deducted from your account         Amount charged as a percentage of the other monthly charges deducted
waiver(5)                   value each month while rider       from your policy's value.
                            is in effect
  Lowest and highest                                           The lowest maximum monthly charge is 7% and the highest maximum
  charge                                                       monthly charge is 132%.

  Charge for a                                                 The maximum monthly charge in the first policy year is 12% for a
  representative insured                                       male insured age 35 who is not in a rated risk class.(9)

Disability premium waiver(5)
  Lowest and highest        Deducted from your account         Amount charged for disability premium waiver per $1,000 of benefit
  charge                    value each month while rider       for which such rider is purchased(10) as follows:
                            is in effect and while any
                            option to purchase additional        Initial base policy face amount: The lowest monthly charge per
                            insurance and/or children's          $1,000 is $0.02 and the highest monthly charge per $1,000 is
                            term riders are in effect            $0.76.(11)

                                                                 Option to purchase additional insurance: The lowest monthly charge per $1,000 is $0.02 and the highest monthly charge per $1,000 is
                                                                 $0.08.

                                                                 Children's term insurance: The lowest monthly charge per $1,000 is
                                                                 $0.01 and the highest monthly charge per $1,000 is $0.03.

  Charge for a                                                 Amount charged for disability premium waiver per $1,000 of benefit
  representative insured                                       as follows:

                                                                 Initial base policy face amount: The monthly charge per $1,000 is
                                                                 $0.07 for a male insured age 35 at issue who is in the non-rated non-tobacco user risk-class.

                                                                 Option to purchase additional insurance: The monthly charge per
                                                                 $1,000 is $0.03 for an insured age 35 at issue who is not in a rated risk class.

                                                                 Children's term insurance: The monthly charge per $1,000 is $0.01 for an insured who is not in a rated risk class.

Option to purchase
additional insurance(5)

  Lowest and highest        Deducted from your account         The lowest monthly charge per $1,000 of option to purchase
  charge                    value each month when rider        additional insurance is $0.04 and the highest monthly charge per
                            is in effect                       $1,000 is $0.17.

  Charge for a                                                 The monthly charge per $1,000 is $0.16 for an insured age 35 at
  representative insured                                       issue.



                       Risk/benefit summary: Charges and expenses you will pay 6

------------------------------------------------------------------------------------------------------------------------------------
Mortality and expense   Deducted from your account             (i) During the first 15 policy years, a maximum charge of 0.80%
risk charge             value each month                       (annual rate) of the value you have in our variable investment options; we currently charge 0.80% (annual rate) of the value you have in our variable investment options up to $250,000, 0.70%
                                                               (annual rate) of the value over $250,000 and up to $2 million, and
                                                               0.60% (annual rate) of the value over $2 million, and (ii) for policy years 16 and later, a maximum charge of 0.50% (annual rate)
                                                               of the value you have in our variable investment options; we currently charge 0.30% (annual rate) of the value you have in our variable investment options up to $250,000 and 0.20% (annual rate)
                                                               of the value you have in our variable investment options over
                                                               $250,000.
------------------------------------------------------------------------------------------------------------------------------------

(1) Currently, we reduce this charge after an amount equal to ten "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's characteristics. In addition, if your policy includes the accounting benefit endorsement, a portion of the deductions from premiums will be refunded upon surrender within the first three policy years (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).


(2) Beginning after your policy's sixth year, this amount declines at a constant rate each month until no surrender charge applies to surrenders made after the policy's 10th year. The initial amount of surrender charge depends on each policy's specific characteristics. In addition, if your policy includes the accounting benefit endorsement, the surrender charges are reduced (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).


(3) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our Dollar Cost Averaging service or Asset Rebalancing service as discussed later in this prospectus.


(4)  Not applicable after the insured person reaches age 100.


(5) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.


(6) Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.


(7) Our amount "at risk" is the difference between the amount of death benefit and the account value as of the deduction date.


(8) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000.


(9) The current monthly charges for this rider are lower than the maximum monthly charges.


(10) Amount charged equals the sum of disability premium waiver rider charges corresponding to the base policy, and to any option to purchase additional insurance or children's term insurance riders that you have added to your policy.



(11) The monthly charges corresponding to the base policy will be adjusted proportionately to any face amount reduction made at your request or resulting from a partial withdrawal under death benefit Option A.



You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.



-------------------------------------------------------------------------------------
 Portfolio operating expenses expressed as an annual percentage of daily net assets
-------------------------------------------------------------------------------------
                                             Lowest     Highest
-------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses    0.32%      4.87%
for 2002 (expenses that are deducted
from Portfolio assets including management
fees, 12b-1 fees, service fees and/or other
expenses)(1)
-------------------------------------------------------------------------------------



(1) Equitable Life, the manager of the AXA Premier VIP Trust and the EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2004. Under these Agreements, Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits such Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio--Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT--PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. AXA Rosenberg Investment Management LLC, the manager of the Barr Rosenberg Variable Insurance Trust--AXA Rosenberg VIT Value Long/Short Equity Fund, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the prospectuses for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions each EQ Advisors Trust Portfolio and each AXA VIP Trust Portfolio pays is used to reduce the Portfolio's expenses. If the above table reflected these expense limitation arrangements and the portion of the brokerage commissions used to reduce Portfolio expenses, the lowest and highest figures would be as shown in the table below:


7 Risk/benefit summary: Charges and expenses you will pay

-----------------------------------------------------------------------------------------
                                                                      Lowest     Highest
-----------------------------------------------------------------------------------------

 Total Annual Portfolio Operating Expenses for 2002 (expenses that    0.32%      1.75%
 are deducted from Portfolio assets including management fees,
 12b-1 fees, service fees and/or other expenses) after expense cap
-----------------------------------------------------------------------------------------
 Total Annual Portfolio Operating Expenses for 2002 (expenses that    0.32%      1.75%
 are deducted from Portfolio assets including management fees,
 12b-1 fees, service fees and/or other expenses) after expense cap and after a portion of the brokerage commissions that the Portfolio pays is used to reduce the Portfolio's expenses
-----------------------------------------------------------------------------------------


HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS


In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.



CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policyholders of a given class, and will be determined based on reasonable assumptions as to expenses, mortality, policy and contract claims, taxes, investment income and lapses. Any changes in charges may apply to then in-force policies, as well as to new policies.


                       Risk/benefit summary: Charges and expenses you will pay 8

3. Who is Equitable Life?

--------------------------------------------------------------------------------

We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life has any legal responsibility to pay amounts that Equitable Life owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $415.31 billion in assets as of December 31, 2002. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.



HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.


--------------------------------------------------------------------------------
 BY MAIL:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047


--------------------------------------------------------------------------------
 BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------
At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277


--------------------------------------------------------------------------------
 BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------
Automated system available every day, from 6 AM to 4 AM, Eastern Time; customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.


--------------------------------------------------------------------------------
 BY E-MAIL:
--------------------------------------------------------------------------------
life-service@equitable.com


--------------------------------------------------------------------------------
 BY FACSIMILE (FAX):
--------------------------------------------------------------------------------
1-704-540-9714



--------------------------------------------------------------------------------
 BY INTERNET:
--------------------------------------------------------------------------------
Our Web site (www.AXAonline.com) can also provide you information; some of the forms listed below are available for you to print out through our Web site by clicking on "Customer Service Life Insurance" and selecting "Forms" from the right side of the screen. You can also access your policy information through our Web site by enrolling in EQAccess.

                      ----------------------------------

We require that the following types of communications be on specific forms we provide for that purpose:

(1) request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and

(4) designation of new policy owner(s).

We also have specific forms that we recommend you use for the following:

(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;

(d) transfers between investment options; and

(e) changes in allocation percentages for premiums and deductions.

You can change your allocation percentages and/or transfer among investment options (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess requests" later in this prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")


9  Who is Equitable Life?

Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.



ABOUT OUR SEPARATE ACCOUNT FP


Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of Equitable Life's other assets.

Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

Each subaccount (variable investment option) of Separate Account FP available under Incentive Life(SM) '02 invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.


The Trusts sell their shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.



YOUR VOTING PRIVILEGES


Voting of Portfolio shares. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.


Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policyowner. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of Incentive Life(SM) '02 and other policies that Separate Account FP supports.


                                                      Who is Equitable Life?  10

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the Incentive Life(SM) '02 policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.


Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.



Portfolios of the Trusts


------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP
Portfolio Name                Objective                                             Adviser
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of a high current income and capital  o BlackRock Advisors, Inc.
                              appreciation consistent with a prudent level of risk  o Pacific Investment Management Company,
                                                                                      LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital                     o AIM Capital Management, Inc.
                                                                                    o Dresdner RCM Global Investors, LLC
                                                                                    o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP               Seeks long-term growth of capital                     o Alliance Capital Management, L.P., through
 INTERNATIONAL EQUITY                                                                 its Bernstein Investment Research and Man-
                                                                                      agement Unit
                                                                                    o Bank of Ireland Asset Management (U.S.),
                                                                                      Ltd.
                                                                                    o OppenheimerFunds, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital                     o Alliance Capital Management, L.P., through
 CORE EQUITY                                                                          its Bernstein Investment Research and Man-
                                                                                      agement Unit
                                                                                    o Janus Capital Management LLC
                                                                                    o Thornburg Investment Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital                     o Alliance Capital Management, L.P.
 GROWTH                                                                             o Dresdner RCM Global Investors, LLC
                                                                                    o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital                     o Alliance Capital Management, L.P.
 VALUE                                                                              o MFS Investment Management
                                                                                    o Institutional Capital Corporation
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     Seeks long-term growth of capital                     o Alliance Capital Management, L.P.
 CAP GROWTH                                                                         o Provident Investment Counsel, Inc.
                                                                                    o RS Investment Management, L.P.
------------------------------------------------------------------------------------------------------------------------------------


11 About the Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP
Portfolio Name                Objective                                             Adviser
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID        Seeks long-term growth of capital                  o AXA Rosenberg Investment Management,
 CAP VALUE                                                                            LLC
                                                                                    o Wellington Management Company, LLP
                                                                                    o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY       Seeks long-term growth of capital                  o Alliance Capital Management, L.P.
                                                                                    o Dresdner RCM Global Investors, LLC
                                                                                    o Firsthand Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Objective                                          Adviser
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK         Seeks to achieve long-term growth of capital.      o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND           Seeks to provide a high total return.              o Alliance Capital Management L.P.
 INCOME
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE         Seeks to achieve high current income consistent    o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES            with relative stability of principal.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        Seeks to achieve long-term growth of capital.      o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       To achieve long-term growth of capital.            o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            Seeks to achieve long-term growth of capital.      o Alliance Capital Management L.P.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/BALANCED                      Seeks to achieve a high return through both        o Alliance Capital Management L.P.
                                 appreciation of capital and current income.        o Capital Guardian Trust Company
                                                                                    o Mercury Advisors
                                                                                    o Jennison Associates LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.                        o Alliance Capital Management L.P.,
                                                                                      through its Bernstein Investment Research
                                                                                      and Management Unit
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         To achieve long-term growth of capital.            o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       Seeks long-term capital appreciation.              o Morgan Stanley Investment Management,
                                                                                      Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              Seeks a total return before expenses that          o Alliance Capital Management L.P.
                                 approximates the total return performance of the
                                 S&P 500 Index, including reinvestment of
                                 dividends, at a risk level consis- tent with that
                                 of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                    Seeks long-term growth of capital.                 o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        Seeks long-term capital appreciation.              o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------


                                           About the Portfolios of the Trusts 12

-----------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                Objective                                                    Adviser
-----------------------------------------------------------------------------------------------------------------------------------
EQ/HIGH YIELD                 Seeks to achieve a high total return through a               o Alliance Capital Management L.P.
                              combination of current income and capital                    o Pacific Investment Management Company
                              appreciation.                                                  LLC (PIMCO)
------------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL EQUITY       Seeks to replicate as closely as possible (before deduction  o Alliance Capital Management L.P.
 INDEX                        of Portfolio expenses) the total return of the MSCI EAFF
                              index.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND      Seeks to provide a high total return consistent with mod-    o J.P. Morgan Investment Management Inc.
                              erate risk of capital and maintenance of liquidity.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE     Seeks capital appreciation.                                  o Lazard Asset Management, LLC
-----------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS              Seeks long-term growth of capital.                           o Marsico Capital Management, LLC
-----------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE        Seeks capital appreciation and secondarily, income.          o Mercury Advisors
 EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH        Seeks to provide long-term capital growth.                   o MFS Investment Management
 COMPANIES
-----------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET               Seeks to obtain a high level of current income, preserve     o Alliance Capital Management L.P.
                              its assets and maintain liquidity.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM INTERNATIONAL       Seeks capital appreciation.                                  o Putnam Investment Management, LLC
 EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX        Seeks to replicate as closely as possible (before the        o Alliance Capital Management L.P.
                              deduction of Portfolio expenses) the total return of the
                              Russell 2000 Index.
-----------------------------------------------------------------------------------------------------------------------------------
Barr Rosenberg Variable
Insurance Trust
Portfolio Name                Objective                                                    Adviser
-----------------------------------------------------------------------------------------------------------------------------------
AXA ROSENBERG VIT VALUE       The Fund seeks to increase the value of your investment      o AXA Rosenberg Investment Management LLC
 LONG/SHORT EQUITY FUND       in bull markets and bear markets through strategies that
                              are designed to have limited exposure to general equity
                              market risk.
-----------------------------------------------------------------------------------------------------------------------------------
PIMCO Advisors VIT
Portfolio Name                Objective                                                    Adviser
-----------------------------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE               Long-term capital appreciation and income.                   o OpCap Advisors LLC
-----------------------------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                Objective                                                    Adviser
-----------------------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE--Class I(1)  The portfolio seeks to provide above average current         o Van Kampen(2)
                              income and long-term capital appreciation by investing
                              primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.
-----------------------------------------------------------------------------------------------------------------------------------



(1) 'Class I' shares are defined in the current underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.


Other important information about the Portfolios is included in the prospectus for each Trust which accompanies this prospectus.

13 About the Portfolios of the Trusts

5. Determining your policy's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE
As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

Your account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in
(iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. Your "net account value" is the total of (i) and (ii) above, plus any interest credited on loaned amounts, minus any interest accrued on outstanding loans and minus any "restricted" amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. (Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our "Guaranteed Interest Account.") Your account value is subject to certain charges discussed in "Risk/ benefit summary: Charges and expenses you will pay" earlier in this prospectus.

--------------------------------------------------------------------------------
Your account value will be credited with the same returns as are achieved by the Portfolios or guaranteed interest option that you select, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and deducted monthly from your policy account based on your deduction allocations.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts you have specifically requested that we allocate to that option and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 3% effective annual rate.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


                                             Determining your policy's value  14

6. Transferring your money among our investment options

--------------------------------------------------------------------------------

TRANSFERS YOU CAN MAKE

--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------

After your policy's Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We also reserve the right to restrict transfers among variable investment options as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFER OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any policy year is the greater of (a) 25% of your then current balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.

We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").


HOW TO MAKE TRANSFERS

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.

TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus, from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Web site and enrolling in EQAccess. This service may not always be available. Generally, the above described restrictions relating to telephone transfers also apply to EQAccess transfers.


OUR DOLLAR COST AVERAGING SERVICE

We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

This service terminates when the EQ/Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.



OUR ASSET REBALANCING SERVICE


You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.


You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must



15 Transferring your money among our investment options equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


                        Transferring your money among our investment options  16

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your Cash Surrender Value.) However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding. See "Your option to receive a living benefit" below.

--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option; and

o the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 4% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have outstanding loans). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 3% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest). Because we first offered Incentive Life(SM) '02 policies in 2002 the interest rate differential has not yet been eliminated under any in-force policies.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment.

EFFECTS OF POLICY LOANS. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan can also cause any paid up death benefit guarantee to terminate or may cause any other guarantee against lapse to become unavailable. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of policy loans.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.


MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy and before the policy anniversary nearest to the insured's 100th birthday. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for


17  Accessing your money
charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.

--------------------------------------------------------------------------------

You can withdraw all or part of your policy's net cash surrender value, although you may incur tax consequences by doing so.

--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). If the paid up death benefit guarantee is in effect, a partial withdrawal will generally reduce the face amount by more than the amount of the withdrawal. Face amount reductions that occur automatically as a result of withdrawals, however, do not result in our deducting any portion of any then remaining surrender charge. We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.


If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal, even if the paid up death benefit guarantee is not then in effect. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining our other guarantees against termination, as well. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or because it could result in a no-lapse guarantee not being in effect.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.


SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any amount of your account value that is "restricted" as a result of previously distributed "living benefits," and minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.

Please refer to "Tax information" below for the possible tax consequences of surrendering your policy and applicable waivers of surrender charges in the event of federal estate tax repeal.


YOUR OPTION TO RECEIVE A LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally 75%) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider).

We make no additional charge for the rider. However, if you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy we refer to this as a "lien" we establish against your policy.)

When we pay a living benefit we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We will deduct these restricted amounts from any subsequent surrender proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------

                                                        Accessing your money  18

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An Incentive Life(SM) '02 policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy generally will not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.



TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.


Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, or selection of additional rider benefits or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, there are overall limits on the amount of premiums you may pay under your policy in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.


19  Tax information

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 591/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFITS PROCEEDS

Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person, however, if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.


EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy, will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.


REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income


                                                              Tax information 20
and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $1.5 million in 2004 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions and certain gifts of $11,000 for 2003 (this amount is indexed annually for inflation) or less per year for each recipient.

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption will be the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter. Beginning in 2011, at any time during which there is no federal estate tax in effect, we will waive any surrender charges that would otherwise apply, upon a surrender of your policy or a reduction of the face amount of insurance.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is being purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed.


PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as proposed regulations. Together, they provide new proposed and interim guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.


ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.


21  Tax information

If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to Separate Account FP, based on premiums, or otherwise allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.


You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.


The IRS has provided some guidance on this question of investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers available under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, it had not done so as of the date of this prospectus. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


                                                             Tax information  22

9. More information about policy features and benefits

--------------------------------------------------------------------------------

ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

The basic Option A and Option B death benefits are described under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy's account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

--------------------------------------------------------------------------------
If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or
Option B death benefit you have selected.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Age*   40 and under    45      50      55      60      65
   %    250%            215%    185%    150%    130%    120%

        70      75-95   99-Over
   %    115%    105%    101%
--------------------------------------------------------------------------------

* For the then-current policy year.

This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefits. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

OTHER ADJUSTMENTS TO DEATH BENEFIT. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of the living benefits payment plus interest. See "Your option to receive a living benefit" earlier in this prospectus.



GUARANTEE PREMIUM TEST FOR NO-LAPSE GUARANTEES

GUARANTEE PREMIUM TEST. If your policy's net account value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date at least equals the cumulative guarantee premiums due to date for either the no-lapse guarantee or extended no-lapse guarantee discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus, that are then available under your policy. If it does, your policy will not lapse, provided that you have no policy loans outstanding and provided that the period of the corresponding guarantee has not expired.


When we calculate the cumulative amount of guarantee premiums for the two guarantee options discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus, we compound each amount at a 4% annual interest rate from the due date through the date of the calculation. (This interest rate is only for purposes of determining whether you have satisfied the guarantee test for an available duration. It does not bear any relation to the returns you will actually earn or any loan interest you will actually pay.) We use the same calculation for determining the cumulative amount of premiums paid, beginning with the date each premium is received. The amount of premiums you must pay to maintain a guarantee against termination will be increased by the cumulative amount of any partial withdrawals you have taken from your policy (calculated by the same method, beginning with the date of withdrawal).

GUARANTEE PREMIUMS. The amount of the guarantee premiums for each of the two guarantee options discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/ benefit summary: Policy features, benefits and risks," earlier in this prospectus, is set forth in your policy on a monthly basis if that guarantee is available to you. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy changes, or a rider is added or eliminated, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a guarantee period beyond its original number of years.


PAID UP DEATH BENEFIT GUARANTEE

In order to elect the paid up death benefit guarantee:

o you must have death benefit "Option A" in effect (see "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus);

o you must terminate any riders to your policy that carry additional charges;

o the election must not cause the policy to lose its qualification as life insurance under the Internal Revenue Code or require a current distribution from the policy to avoid such disqualification; and

o the election must not reduce the face amount (see below) to less than the minimum face amount for which we would then issue a policy.


23  More information about policy features and benefits

The paid up death benefit guarantee applies only to your base policy's face amount, and not to other coverage under any riders that (as noted above) must be terminated when the guarantee is elected.


POSSIBLE REDUCTION OF FACE AMOUNT. The face amount of your policy after this guarantee is elected is the lesser of (a) the face amount immediately before the election or (b) the policy account value divided by a factor based on the then age of the insured person. The factors are set forth in your policy. As a general matter, the factors change as the insured person ages so that, if your account value stayed the same, the result of the calculation under clause (b) above would be lower the longer your policy is in force.


If electing the paid up death benefit guarantee causes a reduction in face amount, we will deduct the same portion of any remaining surrender charge as we would have deducted if you had requested that decrease directly (rather than electing the paid up death benefit guarantee). (See "Risk/benefit summary:
Charges and expenses you will pay" earlier in this prospectus.)

OTHER EFFECTS OF THIS GUARANTEE. You generally may continue to pay premiums after you have elected the paid up death benefit guarantee (subject to the same limits as before), but premium payments are not required. If the election causes your face amount to decrease, however, the amount of additional premiums you can pay, if any, may be reduced. You may continue to make transfers, but you may not change the death benefit option or add riders that have their own charges while the paid up death benefit guarantee is in effect.

Partial withdrawals while the paid up death benefit guarantee is in effect will generally be subject to the same terms and conditions as any other partial withdrawal (see "Making withdrawals from your policy" earlier in this prospectus), except that:

o We may decline your request for a partial withdrawal (or any other policy change) under the circumstances described in the paid up death benefit guarantee policy endorsement. If this occurs, you may wish to consider asking us to terminate the paid up death benefit guarantee.

o Partial withdrawals (and any distributions we may be required to make for tax purposes) will generally reduce your policy's face amount by more than the amount of the withdrawal.


The election of the paid up death benefit guarantee may cause your policy to become a modified endowment contract under certain circumstances. See "Tax treatment of distributions to you" under "Tax information," earlier in this prospectus. You should consult your tax advisor before making this election.


OTHER BENEFITS YOU CAN ADD BY RIDER


You may be eligible for the following other optional benefits we currently make available by rider:

o disability waiver benefits

o option to purchase additional insurance

o children's term insurance

We add the following riders automatically at no charge to each eligible policy:

o substitution of insured person rider

o waiver of surrender charge due to tax law change rider (for certain future federal estate tax repeal situations)

o living benefits rider

o accounting benefit endorsement


Equitable Life or your financial professional can provide you with more information about these riders. Some of these benefits may only be selected at issue. Some benefits are not available in combination with others or may not be available in your state. The riders provide additional information, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.


See also "Tax information" earlier in this prospectus for certain possible tax consequences of adding or deleting riders or changing the death benefits under a rider.


ACCOUNTING BENEFIT ENDORSEMENT

Subject to the conditions discussed below, Equitable Life will offer an endorsement to your policy (the "Endorsement") that will refund or waive all or a portion of certain policy charges if the policy is surrendered for its net cash surrender value within a limited time period.

Under our current rules, the Endorsement will be offered where the following conditions are met:

o policies are corporately owned, or are "split-dollar" cases that are collaterally assigned to the company;

o the persons proposed to be insured are deemed by us to be "highly compensated" individuals;

o the minimum initial premium under each policy is remitted to Equitable Life by the employer; and

o the aggregate annualized first year planned periodic premium is at least $150,000 if a minimum of three policies is issued, each on the life of a different insured person, and at least $500,000 if less than three policies are issued.

Eligible cases will be issued with the accounting benefit endorsement unless the policyowner requests us in writing to not include the Endorsement.

The Endorsement reduces the difference between the premiums paid for the policy and the amount we will pay you if the policy is surrendered in its early years. This, in turn, is expected to reduce any charge against the employer's earnings when the employer accounts for the policy under generally accepted accounting principles (GAAP). Policyowners must rely on the advice of their own accountants, however, to determine how the purchase of a policy, as modified by the Endorsement, will affect their GAAP financial statements.

The Endorsement works by refunding all or a portion of the deductions from premiums and waiving all or a portion of the surrender charges, if the policy is surrendered in its early years. The percentage of charges refunded or waived under the Endorsement are as follows:


                         More information about policy features and benefits  24

--------------------------------------------------------------------------------
                               Percent Of Premium     Percent Of Surrender
  Surrender In Policy Year     Deduction Refunded        Charges Waived
--------------------------------------------------------------------------------
             1                      100%                    100%
             2                       67%                     80%
             3                       33%                     60%
             4                        0%                     40%
             5                        0%                     20%
          6 and later                 0%                      0%

For example, if a policy subject to the Endorsement were surrendered in its second policy year, we would refund:

o 67% of the charges that had been deducted from premiums (i.e., the sales charge); and

o 80% of the amount of surrender charges that we otherwise would have imposed for the surrender.

Once the Endorsement terminates at the end of the fifth policy year, however, there will be no refund of prior deductions from premiums, and the full amount of the surrender charges otherwise payable under the policy will be assessed upon surrender. The Endorsement operates only if the policy is surrendered in full. There is no waiver of surrender charges or refund of premium deductions if the policy terminates after a grace period or if the face amount is reduced nor is there a refund of prior premium deductions for partial withdrawals. The Endorsement does not affect the amount available for borrowing or withdrawing from your policy nor does it affect the calculations to determine whether your policy will lapse or terminate.

We offer products designed specifically for this marketplace. You can contact us to find out more about any other Equitable Life insurance policy.


VARIATIONS AMONG INCENTIVE LIFE(SM) '02 POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.


Equitable Life also may vary or waive the charges (including surrender charges) and other terms of Incentive Life(SM) '02 where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with Incentive Life(SM) '02. We will make such variations only in accordance with uniform rules that we establish.


Equitable Life or your financial professional can advise you about any variations that may apply to your policy.


YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS


BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.


PAYMENT OPTIONS FOR DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.

--------------------------------------------------------------------------------
You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.
--------------------------------------------------------------------------------

If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access AccountTM") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.

PAYMENT OPTIONS FOR SURRENDER AND WITHDRAWAL PROCEEDS. You can also choose to receive all or part of any proceeds from a surrender or withdrawal from your policy under one of the above referenced payment options, rather than as a single sum.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the net account value. In some states, we will not adjust the premiums paid to reflect investment performance.

To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states or situations, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.


25  More information about policy features and benefits
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10. More information about certain policy charges

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DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.


The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender. Similarly, the premium charge is designed primarily to defray sales and tax expenses we incur that are based on premium payments, the administrative charge is designed primarily to defray administrative expenses in connection with issuing and administering the policies, and the mortality and expense risk charge is designed primarily to defray expenses that we will incur if certain of our assumptions with respect to the mortality of insureds under the policies (as a group) and expenses we incur in issuing and administering the policies are underestimated relative to the guaranteed maximum charges. Similarly, if we ever impose a transfer charge, it will be solely to help defray our costs in processing transfer requests from owners.

MONTHLY COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the specifics of your policy and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.


Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current rates are lower than those maximums. Therefore, we have the ability to raise these rates up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) '02 policies for insureds who are age 18 or above are based on the 1980 Commissioner's Standard Ordinary SB Smoker and NB Non-Smoker Mortality Tables. The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) '02 policies for insureds who are under age 18 are based on the 1980 Commissioner's Standard Ordinary Mortality Table B. For all other policies, for insureds who are age 18 or above, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables. For insureds who are under age 18, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

We offer lower rates for non-tobacco users only if they are at least age 18. You may ask us to review a younger insured person's tobacco habits beginning on the policy anniversary on which such person is age 18.

You may ask us to review the tobacco habits of an insured person of attained age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

The change to non-tobacco user rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in the face amount may cause your cost of insurance rates to go up.


                               More information about certain policy charges  26

CHARGES FOR OTHER BENEFITS YOU CAN ADD BY RIDER. Each rider provides additional information about the charges associated with its purchase. We will furnish samples of available riders to you upon request. The maximum amount of any charge we make for a rider will be set forth in the rider or in the policy itself. The charge for each of the Disability deduction waiver, Disability premium waiver and Option to purchase additional insurance riders depends on the specifics of your policy, including the characteristics of the insured. The charge for the Children's term insurance rider does not vary depending upon the specifics of your policy.

DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each month of the policy.



27  More information about certain policy charges

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11. More information about procedures that apply to your policy

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This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.


BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:

o premium payments received after the policy's investment start date (discussed below)

o loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:

o withdrawals

o tax withholding elections

o face amount decreases that result from a withdrawal

o changes of allocation percentages for premium payments or monthly deductions

o surrenders

o changes of beneficiary

o transfers from a variable investment option to the guaranteed interest option

o changes in form of death benefit payment

o loans

o transfers among variable investment options

o assignments

o termination of paid up death benefit guarantee

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o changes in face amount

o election of paid up death benefit guarantee

o changes in death benefit option

o changes of insured person

o restoration of terminated policies


DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.


DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE


REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.


o If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.


                 More information about procedures that apply to your policy  28

o If we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").


We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you. Generally, this is the register date, or, if later, the date we receive your full minimum initial premium at our Administrative Office.


COMMENCEMENT OF INSURANCE COVERAGE. You must give the full minimum initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.


NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.


WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Life and endorsed over to Equitable Life only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued proposed regulations concerning split-dollar arrangements, including policies subject to collateral assignments. The proposed regulations provide both new proposed and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.


YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics and may result in a loss of the no-lapse guarantee. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.


REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and


29 More information about procedures that apply to your policy the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.

Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Incentive Life(SM) '02 in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for Incentive Life(SM) '02 policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific Incentive Life(SM) '02 policy.



FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.




                 More information about procedures that apply to your policy  30

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12. More information about other matters

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ABOUT OUR GENERAL ACCOUNT

Our general account assets support all of our obligations, (including those under the Incentive Life(SM) '02 policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the dollar cost averaging service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.

DISRUPTIVE TRANSFER ACTIVITY. You should note that the Incentive Life(SM) '02 contract is not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio. These kinds of strategies and transfer activities are disruptive to the underlying Portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options are disruptive to the underlying Portfolios, we may among other things restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent acting under a power of attorney who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity in all annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to prevent disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to Portfolio assets, in each underlying Portfolio, and we take appropriate action, which may include the actions described above to restrict availability of voice, fax and automated transaction services, when we consider the activity of owners to be disruptive. We currently provide a letter to owners who have engaged in such activity of our intention to restrict such services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider disruptive transfer activity, as well as change our procedures to restrict this activity.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured person, or through EQAccess if you are the individual owner:

o changes of premium allocation percentages

o changes of address



o to request a policy loan (loan requests cannot be made through EQAccess by corporate policyholders)


Currently, you may request a policy loan by calling the toll-free number.

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site (www.AXAonline.com). For security purposes, you may not initiate any transactions relating to your policy for five (5) days after you have elected to use EQAccess. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any EQAccess transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; how-


31 More information about other matters ever, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or facsimile transaction request that we receive after the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.


SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).


WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to Incentive Life(SM) '02 from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We


                                        More information about other matters  32
will, of course, comply with applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU


Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.



33  More information about other matters

13. Financial statements of Separate Account FP and Equitable Life

--------------------------------------------------------------------------------


The financial statements of Separate Account FP as of December 31, 2002 and for each of the three years in the period ended December 31, 2002 and the financial statements of Equitable Life as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 are in a Statement of Additional Information ("SAI") pertaining to the policies and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-888-855-5100.



              Financial statements of Separate Account FP and Equitable Life  34

14.  Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2002 (or expected to be incurred in 2003, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2002). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

You can request an arithmetic illustration as well any of the other illustrations described above. Appendix III to the prospectus contains an arithmetic hypothetical illustration.


35  Personalized illustrations

Appendix I: Information on market performance

--------------------------------------------------------------------------------

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting our variable investment options, and the Portfolios. We may also compare the performance or ranking of those options and the Portfolios with:

o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

o other appropriate indices of investment securities, the Consumer Price Index and averages for peer universes of mutual funds;

o data developed by us derived from such indices or averages; or

o other appropriate types of securities (e.g., common stocks, long-term government bonds, long-term corporate bonds, intermediate term government bonds, and U.S. treasury bills).

We also may furnish to present or prospective policyowners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:
--------------------------------------------------------------------------------
Barron's                                 Investment Management Weekly
Morningstar's Variable Annuities/Life    Money Management Letter
Business Week                            Investment Dealers Digest
Forbes                                   National Underwriter
Fortune                                  Pension & Investments
Institutional Investor                   USA Today
Money                                    Investor's Business Daily
Kiplinger's Personal Finance             The New York Times
Financial Planning                       The Wall Street Journal
Investment Adviser                       The Los Angeles Times
                                         The Chicago Tribune
--------------------------------------------------------------------------------
Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of Portfolios with similar investment objectives in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey). Morningstar, Inc. compiles similar data in the Morningstar Variable
Annuity/Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

o The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts; and

o The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

The Morningstar Report consists of nearly 700 variable life and annuity portfolios, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.


LONG-TERM MARKET TRENDS

Historically, the investment performance of common stocks over the long term has generally been superior to that of long- or short-term debt securities. However, common stocks have also experienced dramatic changes in value over short periods of time. One of our variable investment options that invests primarily in common stocks may, therefore, be a desirable selection for owners who are willing to accept such risks. If, on the other hand, you wish to limit your short-term risk, you may find it preferable to allocate a smaller percentage of net premiums to those options that invest primarily in common stock. All investments in securities, whether equity or debt, involve varying degrees of risk. They also offer varying degrees of potential reward.


                              Appendix I: Information on market performance  I-1

                      (This page intentionally left blank)

Appendix II: An index of key words and phrases

--------------------------------------------------------------------------------


This index should help you locate more information on the terms used in this prospectus.






                                                                             Page
account value                                                                 14
Administrative office                                                          9
age                                                                           29
Allocation Date                                                                2
alternative death benefit                                                     23
amount at risk                                                                26
anniversary                                                                   28
assign; assignment                                                            29
automatic transfer service                                                    15
AXA Financial, Inc.                                                            9
AXA Premier VIP Trust                                                      cover
Barr Rosenberg Variable Insurance Trust                                    cover
basis                                                                         19
beneficiary                                                                   25
business day                                                                  28
Cash Surrender Value                                                          17
Code                                                                          19
collateral                                                                    17
cost of insurance charge                                                      26
cost of insurance rates                                                       26
day                                                                           28
default                                                                        1
disruptive transfer activity                                                  31
dollar cost averaging service                                                 15
EQAccess                                                                       9
EQ Advisors Trust                                                          cover
Equitable Life                                                                 9
Equitable Access Account                                                      25
extended no-lapse guarantee                                                    2
face amount                                                                    3
grace period                                                                   1
guaranteed interest option                                                     3
guarantee premium                                                              2
Guaranteed Interest Account                                                   14
Incentive Life(SM) '02                                                     cover
insured person                                                                29
investment funds                                                               3
investment option                                                          cover
issue date                                                                    29
lapse                                                                          1
loan, loan interest                                                           17
market timing                                                                 31
modified endowment contract                                                   19
month, year                                                                   28
monthly deduction                                                             27
net cash surrender value                                                      18
no-lapse guarantee                                                             2
Option A, B                                                                    3
our                                                                            i
owner                                                                          i
paid up                                                                       19
paid up death benefit guarantee                                                2
partial withdrawal                                                            18
payment option                                                                25
PIMCO Advisors VIT                                                         cover
planned periodic premium                                                       1
policy                                                                     cover
Portfolio                                                                  cover
premium payments                                                               1
prospectus                                                                 cover
rebalancing                                                                   15
receive                                                                       28
restore, restoration                                                           2
riders                                                                         1
SEC                                                                        cover
Separate Account FP                                                           10
state                                                                          i
subaccount                                                                    10
surrender                                                                     18
surrender charge                                                               5
target premium                                                                 7
telephone transfers                                                           15
The Universal Institutional Funds, Inc.                                    cover
transfers                                                                     15
Trusts                                                                     cover
units                                                                         14
unit values                                                                   14
us                                                                             i
variable investment option                                                 cover
we                                                                             i
withdrawal                                                                    17
you, your                                                                      i


                             Appendix II: An index of key words and phrases II-1

                      (This page intentionally left blank)

Appendix III: Hypothetical illustrations

--------------------------------------------------------------------------------

   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                           AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A or death benefit option B. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (1.32)%, 4.60% and 10.53%. These net annual rates of return do not reflect the mortality and expense risk charge or other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old standard risk male non-tobacco user when the policy is issued.


Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by Equitable Life will apply in each year illustrated, including Equitable's currently planned reduction in the policy's mortality and expense risk charge after the 15th policy year. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no decreases in coverage are requested and (iv) no change in the death benefit option is requested.


With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.77%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.55%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.


                                  Appendix III: Hypothetical illustrations III-1

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $4,120*
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    4,326     $ 500,000     $ 500,000    $   500,000
     2      $    8,868     $ 500,000     $ 500,000    $   500,000
     3      $   13,638     $ 500,000     $ 500,000    $   500,000
     4      $   18,646     $ 500,000     $ 500,000    $   500,000
     5      $   23,904     $ 500,000     $ 500,000    $   500,000
     6      $   29,425     $ 500,000     $ 500,000    $   500,000
     7      $   35,222     $ 500,000     $ 500,000    $   500,000
     8      $   41,309     $ 500,000     $ 500,000    $   500,000
     9      $   47,701     $ 500,000     $ 500,000    $   500,000
    10      $   54,412     $ 500,000     $ 500,000    $   500,000
    15      $   93,349     $ 500,000     $ 500,000    $   500,000
    20      $  143,043     $ 500,000     $ 500,000    $   500,000
    25      $  206,467     $ 500,000     $ 500,000    $   500,000
    30      $  287,414     $ 500,000     $ 500,000    $   648,896
    35      $  390,726     $ 500,000     $ 500,000    $ 1,024,669
    40      $  522,580     $ 500,000     $ 500,000    $ 1,553,408
    45      $  690,863            **     $ 500,000    $ 2,495,466
    50      $  905,639            **     $ 500,000    $ 4,050,049
    55      $1,179,755            **     $ 500,000    $ 6,514,048
    60      $1,529,603            **     $ 500,000    $10,369,948
    65      $1,976,108            **            **    $15,932,407



                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  2,869     $   3,067    $     3,265    $      0     $       0    $         0
     2     $  5,795     $   6,371    $     6,971    $      0     $       0    $        66
     3     $  8,613     $   9,752    $    10,986    $  1,708     $   2,847    $     4,081
     4     $ 11,326     $  13,214    $    15,340    $  4,421     $   6,309    $     8,435
     5     $ 13,931     $  16,755    $    20,064    $  7,026     $   9,850    $    13,159
     6     $ 16,437     $  20,386    $    25,199    $  9,532     $  13,481    $    18,294
     7     $ 18,860     $  24,123    $    30,801    $ 13,681     $  18,944    $    25,622
     8     $ 21,192     $  27,963    $    36,906    $ 17,739     $  24,510    $    33,454
     9     $ 23,431     $  31,905    $    43,562    $ 21,704     $  30,179    $    41,836
    10     $ 25,568     $  35,943    $    50,811    $ 25,568     $  35,943    $    50,811
    15     $ 36,859     $  60,182    $   101,184    $ 36,859     $  60,182    $   101,184
    20     $ 44,947     $  88,329    $   182,917    $ 44,947     $  88,329    $   182,917
    25     $ 47,957     $ 119,034    $   314,623    $ 47,957     $ 119,034    $   314,623
    30     $ 44,461     $ 152,086    $   531,882    $ 44,461     $ 152,086    $   531,882
    35     $ 31,043     $ 186,398    $   883,335    $ 31,043     $ 186,398    $   883,335
    40     $    333     $ 219,240    $ 1,451,784    $    333     $ 219,240    $ 1,451,784
    45           **     $ 245,946    $ 2,376,634          **     $ 245,946    $ 2,376,634
    50           **     $ 257,660    $ 3,857,190          **     $ 257,660    $ 3,857,190
    55           **     $ 235,254    $ 6,203,855          **     $ 235,254    $ 6,203,855
    60           **     $ 122,097    $ 9,876,141          **     $ 122,097    $ 9,876,141
    65           **            **    $15,774,660          **            **    $15,774,660


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.



** Policy lapses unless additional payments are made.



The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-2 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $4,120*
USING MAXIMUM CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    4,326     $ 500,000     $ 500,000    $  500,000
     2      $    8,868     $ 500,000     $ 500,000    $  500,000
     3      $   13,638     $ 500,000     $ 500,000    $  500,000
     4      $   18,646     $ 500,000     $ 500,000    $  500,000
     5      $   23,904     $ 500,000     $ 500,000    $  500,000
     6      $   29,425     $ 500,000     $ 500,000    $  500,000
     7      $   35,222     $ 500,000     $ 500,000    $  500,000
     8      $   41,309     $ 500,000     $ 500,000    $  500,000
     9      $   47,701     $ 500,000     $ 500,000    $  500,000
    10      $   54,412     $ 500,000     $ 500,000    $  500,000
    15      $   93,349     $ 500,000     $ 500,000    $  500,000
    20      $  143,043     $ 500,000     $ 500,000    $  500,000
    25      $  206,467     $ 500,000     $ 500,000    $  500,000
    30      $  287,414     $ 500,000     $ 500,000    $  500,000
    35      $  390,726            **     $ 500,000    $  706,239
    40      $  522,580            **            **    $1,050,361
    45      $  690,863            **            **    $1,653,674
    50      $  905,639            **            **    $2,607,382
    55      $1,179,755            **            **    $4,021,947
    60      $1,529,603            **            **    $6,040,048
    65      $1,976,108            **            **    $8,584,144



                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  2,368     $  2,550    $    2,732     $      0     $      0    $        0
     2     $  4,769     $  5,282    $    5,819     $      0     $      0    $        0
     3     $  7,071     $  8,068    $    9,152     $    166     $  1,163    $    2,247
     4     $  9,271     $ 10,905    $   12,751     $  2,366     $  4,000    $    5,846
     5     $ 11,361     $ 13,784    $   16,635     $  4,456     $  6,879    $    9,730
     6     $ 13,339     $ 16,705    $   20,827     $  6,434     $  9,800    $   13,922
     7     $ 15,194     $ 19,655    $   25,344     $ 10,016     $ 14,476    $   20,165
     8     $ 16,929     $ 22,636    $   30,219     $ 13,477     $ 19,183    $   26,767
     9     $ 18,532     $ 25,636    $   35,476     $ 16,806     $ 23,909    $   33,750
    10     $ 20,006     $ 28,657    $   41,155     $ 20,006     $ 28,657    $   41,155
    15     $ 26,798     $ 45,656    $   79,418     $ 26,798     $ 45,656    $   79,418
    20     $ 28,864     $ 62,475    $  138,282     $ 28,864     $ 62,475    $  138,282
    25     $ 22,401     $ 74,870    $  228,349     $ 22,401     $ 74,870    $  228,349
    30     $  1,618     $ 76,230    $  372,282     $  1,618     $ 76,230    $  372,282
    35           **     $ 51,757    $  608,827           **     $ 51,757    $  608,827
    40           **           **    $  981,646           **           **    $  981,646
    45           **           **    $1,574,928           **           **    $1,574,928
    50           **           **    $2,483,221           **           **    $2,483,221
    55           **           **    $3,830,426           **           **    $3,830,426
    60           **           **    $5,752,426           **           **    $5,752,426
    65           **           **    $8,499,152           **           **    $8,499,152


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-3

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $4,120*
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    4,326     $ 502,867     $ 503,064    $   503,263
     2      $    8,868     $ 505,788     $ 506,363    $   506,963
     3      $   13,638     $ 508,599     $ 509,735    $   510,967
     4      $   18,646     $ 511,301     $ 513,184    $   515,305
     5      $   23,904     $ 513,891     $ 516,706    $   520,003
     6      $   29,425     $ 516,378     $ 520,310    $   525,102
     7      $   35,222     $ 518,778     $ 524,014    $   530,656
     8      $   41,309     $ 521,083     $ 527,812    $   536,699
     9      $   47,701     $ 523,290     $ 531,703    $   543,271
    10      $   54,412     $ 525,390     $ 535,676    $   550,413
    15      $   93,349     $ 536,371     $ 559,303    $   599,589
    20      $  143,043     $ 543,761     $ 585,767    $   677,218
    25      $  206,467     $ 545,544     $ 612,601    $   796,684
    30      $  287,414     $ 540,248     $ 637,692    $   982,318
    35      $  390,726     $ 524,643     $ 656,361    $ 1,271,358
    40      $  522,580            **     $ 659,153    $ 1,720,093
    45      $  690,863            **     $ 630,041    $ 2,415,425
    50      $  905,639            **     $ 543,364    $ 3,492,389
    55      $1,179,755            **            **    $ 5,167,135
    60      $1,529,603            **            **    $ 7,789,100
    65      $1,976,108            **            **    $11,852,331



                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  2,867     $   3,064    $     3,263    $      0     $       0    $         0
     2     $  5,788     $   6,363    $     6,963    $      0     $       0    $        58
     3     $  8,599     $   9,735    $    10,967    $  1,694     $   2,830    $     4,062
     4     $ 11,301     $  13,184    $    15,305    $  4,396     $   6,279    $     8,400
     5     $ 13,891     $  16,706    $    20,003    $  6,986     $   9,801    $    13,098
     6     $ 16,378     $  20,310    $    25,102    $  9,473     $  13,405    $    18,197
     7     $ 18,778     $  24,014    $    30,656    $ 13,599     $  18,836    $    25,477
     8     $ 21,083     $  27,812    $    36,699    $ 17,631     $  24,360    $    33,246
     9     $ 23,290     $  31,703    $    43,271    $ 21,564     $  29,976    $    41,545
    10     $ 25,390     $  35,676    $    50,413    $ 25,390     $  35,676    $    50,413
    15     $ 36,371     $  59,303    $    99,589    $ 36,371     $  59,303    $    99,589
    20     $ 43,761     $  85,767    $   177,218    $ 43,761     $  85,767    $   177,218
    25     $ 45,544     $ 112,601    $   296,684    $ 45,544     $ 112,601    $   296,684
    30     $ 40,248     $ 137,692    $   482,318    $ 40,248     $ 137,692    $   482,318
    35     $ 24,643     $ 156,361    $   771,358    $ 24,643     $ 156,361    $   771,358
    40           **     $ 159,153    $ 1,220,093          **     $ 159,153    $ 1,220,093
    45           **     $ 130,041    $ 1,915,425          **     $ 130,041    $ 1,915,425
    50           **     $  43,364    $ 2,992,389          **     $  43,364    $ 2,992,389
    55           **            **    $ 4,667,135          **            **    $ 4,667,135
    60           **            **    $ 7,289,100          **            **    $ 7,289,100
    65           **            **    $11,352,331          **            **    $11,352,331


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-4 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $4,120*
USING MAXIMUM CHARGES





                                        Death Benefit
                         -------------------------------------------
             Premiums            Assuming Hypothetical Gross
 End of    Accumulated          Annual Investment Return of:
 Policy   At 5% Interest -------------------------------------------
  Year       Per Year       0% Gross      6% Gross      12% Gross
-------- --------------- ------------- ------------- ---------------
     1     $     4,326     $ 502,362     $ 502,544     $   502,726
     2     $     8,868     $ 504,755     $ 505,266     $   505,801
     3     $    13,638     $ 507,042     $ 508,035     $   509,113
     4     $    18,646     $ 509,222     $ 510,846     $   512,682
     5     $    23,904     $ 511,287     $ 513,693     $   516,522
     6     $    29,425     $ 513,235     $ 516,570     $   520,654
     7     $    35,222     $ 515,053     $ 519,464     $   525,089
     8     $    41,309     $ 516,743     $ 522,375     $   529,857
     9     $    47,701     $ 518,294     $ 525,289     $   534,975
    10     $    54,412     $ 519,709     $ 528,206     $   540,476
    15     $    93,349     $ 526,047     $ 544,272     $   576,855
    20     $   143,043     $ 527,311     $ 558,937     $   630,096
    25     $   206,467     $ 519,679     $ 566,769     $   704,191
    30     $   287,414            **     $ 559,497     $   804,109
    35     $   390,726            **     $ 521,351     $   931,280
    40     $   522,580            **            **     $ 1,079,849
    45     $   690,863            **            **     $ 1,223,086
    50     $   905,639            **            **     $ 1,309,227
    55     $ 1,179,755            **            **     $ 1,215,470
    60     $ 1,529,603            **            **     $   753,879
    65              **            **            **              **



                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  2,362     $  2,544     $   2,726     $      0     $      0     $       0
     2     $  4,755     $  5,266     $   5,801     $      0     $      0     $       0
     3     $  7,042     $  8,035     $   9,113     $    137     $  1,130     $   2,208
     4     $  9,222     $ 10,846     $  12,682     $  2,317     $  3,941     $   5,777
     5     $ 11,287     $ 13,693     $  16,522     $  4,382     $  6,788     $   9,617
     6     $ 13,235     $ 16,570     $  20,654     $  6,330     $  9,665     $  13,749
     7     $ 15,053     $ 19,464     $  25,089     $  9,874     $ 14,285     $  19,910
     8     $ 16,743     $ 22,375     $  29,857     $ 13,291     $ 18,923     $  26,405
     9     $ 18,294     $ 25,289     $  34,975     $ 16,568     $ 23,563     $  33,249
    10     $ 19,709     $ 28,206     $  40,476     $ 19,709     $ 28,206     $  40,476
    15     $ 26,047     $ 44,272     $  76,855     $ 26,047     $ 44,272     $  76,855
    20     $ 27,311     $ 58,937     $ 130,096     $ 27,311     $ 58,937     $ 130,096
    25     $ 19,679     $ 66,769     $ 204,191     $ 19,679     $ 66,769     $ 204,191
    30           **     $ 59,497     $ 304,109           **     $ 59,497     $ 304,109
    35           **     $ 21,351     $ 431,280           **     $ 21,351     $ 431,280
    40           **           **     $ 579,849           **           **     $ 579,849
    45           **           **     $ 723,086           **           **     $ 723,086
    50           **           **     $ 809,227           **           **     $ 809,227
    55           **           **     $ 715,470           **           **     $ 715,470
    60           **           **     $ 253,879           **           **     $ 253,879
    65           **           **            **           **           **            **


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-5

                      (This page intentionally left blank)

Requesting more information

--------------------------------------------------------------------------------

The SAI, dated May 1, 2003, is incorporated into this Prospectus by reference and is available upon request free of charge by calling our toll free number at 888-855-5100. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reading Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 450 5th Street, N.W., Washington, D.C. 20549-0102. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-942-8090.

SAI TABLE OF CONTENTS


                                                                           Page

Ways we pay policy proceeds...............................................  2
How we market the policies................................................  2
Legal proceedings.........................................................  2
Insurance regulation that applies to Equitable Life.......................  2
Custodian and independent accountants.....................................  3
Financial statements......................................................  3




                                                                       811-04335

Incentive Life(SM) '02
A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, prospectuses that contain important information about the Portfolios accompany this prospectus.


PROSPECTUS DATED MAY 1, 2003
--------------------------------------------------------------------------------

This prospectus describes many aspects of an Incentive Life(SM) '02 policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under Incentive Life(SM) '02. To make this prospectus easier to read, we sometimes use different words than the policy. Equitable Life or your financial professional can provide any further explanation about your policy.


WHAT IS INCENTIVE LIFE(SM) '02?


Incentive Life(SM) '02 is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:




 Variable investment options
o AXA Premier VIP Core Bond              o EQ/Capital Guardian International
o AXA Premier VIP Health Care            o EQ/Capital Guardian Research
o AXA Premier VIP International Equity   o EQ/Capital Guardian U.S. Equity
o AXA Premier VIP Large Cap Core         o EQ/Emerging Markets Equity
  Equity                                 o EQ/Equity 500 Index
o AXA Premier VIP Large Cap Growth       o EQ/Evergreen Omega
o AXA Premier VIP Large Cap Value        o EQ/FI Mid Cap
o AXA Premier VIP Small/Mid Cap          o EQ/FI Small/Mid Cap Value
  Growth                                 o EQ/High Yield
o AXA Premier VIP Small/Mid Cap Value    o EQ/International Equity Index*
o AXA Premier VIP Technology             o EQ/J.P. Morgan Core Bond
o AXA Rosenberg VIT Value Long/Short     o EQ/Janus Large Cap Growth
  Equity                                 o EQ/Lazard Small Cap Value
o EQ/Aggressive Stock                    o EQ/Marsico Focus
o EQ/Alliance Common Stock               o EQ/Mercury Basic Value Equity
o EQ/Alliance Growth and Income          o EQ/MFS Emerging Growth Companies
o EQ/Alliance Intermediate Government    o EQ/MFS Investors Trust
  Securities                             o EQ/Money Market
o EQ/Alliance International              o EQ/Putnam Growth & Income Value
o EQ/Alliance Premier Growth             o EQ/Putnam International Equity
o EQ/Alliance Quality Bond               o EQ/Putnam Voyager
o EQ/Alliance Small Cap Growth           o EQ/Small Company Index
o EQ/Alliance Technology                 o PEA Renaissance(1)
o EQ/Balanced                            o U.S. Real Estate-Class I
o EQ/Bernstein Diversified Value
o EQ/Calvert Socially Responsible




* Interests in the EQ/Alliance International investment option (the "surviving option") will replace interests in the EQ/International Equity Index investment option (the "replaced option"), and this option will no longer be available. At the time of the replacement, all the assets that are in the replaced option are moved into the surviving option. After the replacement, any allocation elections to the replaced option will then be considered an allocation election to the surviving option. The effective date for the replacement of the EQ/International Equity Index investment option will be on or about May 2, 2003, subject to shareholder vote.

(1) Formerly named "PIMCO Renaissance."

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, AXA Premier VIP Trust, The Universal Institutional Funds, Inc., PIMCO Advisors VIT (formerly the OCC Accumulation Trust) or Barr Rosenberg Variable Insurance Trust (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.

OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for a number of years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) decrease the amount of insurance coverage, (5) choose between two life insurance benefit options, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by "riders" to your policy.


OTHER EQUITABLE LIFE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with Incentive Life(SM) '02 or another policy may not be to your advantage. You can contact us to find out more about any other Equitable Life insurance policy.



The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                          X00539
                                                                             ADL

Contents of this prospectus
--------------------------------------------------------------------






--------------------------------------------------------------------------------
1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS
     AND RISKS                                                               1
--------------------------------------------------------------------------------
How you can pay for and contribute to your policy                            1

The minimum amount of premiums you must pay                                  1
You can guarantee that your policy will not terminate
     before a certain date                                                   2
You can elect a "paid up" death benefit guarantee                            2
Investment options within your policy                                        2
About your life insurance benefit                                            3
You can decrease your insurance coverage                                     3
You can increase your insurance coverage by purchasing
     another policy                                                          4
Accessing your money                                                         4
Risks of investing in a policy                                               4



--------------------------------------------------------------------------------
2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU
     WILL PAY                                                                5
--------------------------------------------------------------------------------
Tables of policy charges                                                     5
How we allocate charges among your investment options                        8
Changes in charges                                                           8



--------------------------------------------------------------------------------
3. WHO IS EQUITABLE LIFE?                                                    9
--------------------------------------------------------------------------------
How to reach us                                                              9
About our Separate Account FP                                               10
Your voting privileges                                                      10



--------------------------------------------------------------------------------
4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       11
--------------------------------------------------------------------------------
Portfolios of the Trusts                                                    11




--------------------------------------------------------------------------------
5. DETERMINING YOUR POLICY'S VALUE                                          15
--------------------------------------------------------------------------------
Your account value



----------------------
"We," "our" and "us" refer to Equitable Life. "Financial professional" means the registered representative who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is dis cussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.

When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer Incentive Life(SM) '02 anywhere such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.



i   Contents of this prospectus

--------------------------------------------------------------------------------
6. TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS                     16
--------------------------------------------------------------------------------
Transfers you can make                                                      16
How to make transfers                                                       16
Our dollar cost averaging service                                           16
Our asset rebalancing service                                               16



--------------------------------------------------------------------------------
7. ACCESSING YOUR MONEY                                                     18
--------------------------------------------------------------------------------
Borrowing from your policy                                                  18
Making withdrawals from your policy                                         18
Surrendering your policy for its net cash surrender value                   19
Your option to receive a living benefit                                     19



--------------------------------------------------------------------------------
8. TAX INFORMATION                                                          20
--------------------------------------------------------------------------------
Basic tax treatment for you and your beneficiary                            20
Tax treatment of distributions to you (loans, partial withdrawals,
     and full surrender)                                                    20
Tax treatment of living benefits proceeds                                   21
Effect of policy on interest deductions taken by business entities          21
Requirement that we diversify investments                                   21
Estate, gift, and generation-skipping taxes                                 22
Pension and profit-sharing plans                                            22
Split-dollar and other employee benefit programs                            22
ERISA                                                                       22
Our taxes                                                                   22
When we withhold taxes from distributions                                   23
Possibility of future tax changes and other tax information                 23



--------------------------------------------------------------------------------
9. MORE INFORMATION ABOUT POLICY FEATURES
     AND BENEFITS                                                           24
--------------------------------------------------------------------------------
Alternative higher death benefit in certain cases                           24
Guarantee premium test for no-lapse guarantees                              24
Paid up death benefit guarantee                                             24
Other benefits you can add by rider                                         25
Variations among Incentive Life(SM) '02 policies                            26
Your options for receiving policy proceeds                                  26
Your right to cancel within a certain number of days                        26



--------------------------------------------------------------------------------
10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                           27
--------------------------------------------------------------------------------
Deducting policy charges                                                    27

--------------------------------------------------------------------------------
11. MORE INFORMATION ABOUT PROCEDURES THAT APPLY
     TO YOUR POLICY                                                         29
--------------------------------------------------------------------------------
Dates and prices at which policy events occur                               29
Policy issuance                                                             29
Ways to make premium and loan payments                                      29
Assigning your policy                                                       30
You can change your policy's insured person                                 30
Requirements for surrender requests                                         30
Gender-neutral policies                                                     31
Future policy exchanges                                                     31



--------------------------------------------------------------------------------
12. MORE INFORMATION ABOUT OTHER MATTERS                                    32
--------------------------------------------------------------------------------
About our general account                                                   32
Transfers of your account value                                             32
Telephone and EQAccess requests                                             32
Suicide and certain misstatements                                           33
When we pay policy proceeds                                                 33
Changes we can make                                                         33
Reports we will send you                                                    34



--------------------------------------------------------------------------------
13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP
     AND EQUITABLE LIFE                                                     35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14. PERSONALIZED ILLUSTRATIONS                                              36
--------------------------------------------------------------------------------
Illustrations of policy benefits                                            36


--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------
I -- Information on market performance                                     I-1
II -- An index of key words and phrases                                   II-1
III -- Hypothetical illustrations                                        III-1

--------------------------------------------------------------------------------
Following the Appendices of this prospectus or accompanying this prospectus
(but not a part of this prospectus) are the prospectuses for the applicable underlying Trusts.

--------------------------------------------------------------------------------

                                                 Contents of this prospectus  ii

1. Risk/benefit summary: Policy features, benefits and risks

--------------------------------------------------------------------------------
Incentive Life(SM) '02 is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this "base policy" are described below.


Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Riders providing incidental insurance benefits are listed in "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.



HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies on an automatic premium payment plan may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an Incentive Life(SM) '02 policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the Incentive Life(SM) '02 policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the Incentive Life(SM) '02 policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).

--------------------------------------------------------------------------------
You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest to the insured's 100th birthday, so long as you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.
--------------------------------------------------------------------------------

LIMITS ON PREMIUM PAYMENTS. The federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would exceed those limits to you.

You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premium you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay.

If at any time when your policy's account value is high enough that the alternative death benefit discussed later in this prospectus would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if your "net account value" is not enough to pay your policy's monthly charges when due unless:

o you have paid sufficient premiums to maintain one of our available guarantees against termination and your policy is still within the period of that guarantee and you do not have an outstanding loan (see "You can guarantee that your policy will not terminate before a certain date" below); or

o you have elected the "paid up" death benefit guarantee and it remains in effect and you do not have an outstanding loan (see "You can elect a "paid up" death benefit guarantee" below).

("Account value" and "net account value" are explained under "Determining your policy's value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the


1 Risk/benefit summary: Policy features, benefits and risks policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

--------------------------------------------------------------------------------
Your policy will terminate if you don't pay enough premiums (i) to pay the charges we deduct or (ii) to maintain in effect one of the guarantees that can keep your policy from terminating. However, we will first send you a notice and give you the opportunity to pay any shortfall.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also present evidence of insurability satisfactory to us and pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover total monthly deductions for 3 months, calculated from the effective date of restoration and the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.


YOU CAN GUARANTEE THAT YOUR POLICY WILL NOT TERMINATE BEFORE A CERTAIN DATE

You can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premium. We call these amounts "guarantee premiums" and they will be set forth on page 3 of your policy. In most states you have two options for how long the guarantee will last. The two guarantee options are as follows:

(1) a guarantee for the first five years of your policy (the policy calls this the "no-lapse guarantee")

                                      or

(2) a guarantee of 20 years, but in no case beyond the policy anniversary nearest to the insured's 100th birthday (the policy calls this the "extended no-lapse guarantee").

In some states, these guarantees may be unavailable, limited to shorter periods, or referred to by different names.

We make no extra charge for either of these two guarantees against policy termination. However, in order for either of those guarantees to be available, you must have satisfied the "guarantee premium test" (discussed in "Guarantee premium test for no-lapse guarantees" under "More information about policy features and benefits" later in this prospectus and any policy loan must not exceed the policy account value. Maintaining the extended no-lapse guarantee against policy termination (where available) will require you to pay more premiums than maintaining only the five-year guarantee.

--------------------------------------------------------------------------------
In most states, if you pay at least certain prescribed amounts of premiums, and have no policy loans, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.
--------------------------------------------------------------------------------

YOU CAN ELECT A "PAID UP" DEATH BENEFIT GUARANTEE


In most states, you may elect to take advantage of our "paid up" death benefit guarantee at any time after the fourth year of your policy if the insured's attained age is 99 or less. If you elect the paid up death benefit guarantee, we may initially reduce your base policy's face amount (see below). Thereafter, your policy will not lapse and the death benefit will never be less than the base policy's face amount, so long as the guarantee remains in effect. The guarantee will terminate, however, if (i) at any time following the election, the sum of any outstanding policy loans, accrued interest, and any "restricted" amount due to exercise of a living benefits rider exceeds your policy's account value or if (ii) you request us to terminate the election. For more information about the circumstances under which you can elect the paid-up death benefit, the possible reduction in face amount after this guarantee is elected (including the possible imposition of surrender charges upon such reduction), and other effects of this guarantee on your policy, see "Paid up death benefit guarantee" under "More information about policy features and benefits" later in this prospectus.


INVESTMENT OPTIONS WITHIN YOUR POLICY

Except as set forth in the next sentence, we will initially put all unloaned amounts which you have allocated to variable investment options into such options on the later of the business day that we receive the full minimum initial premium or the register date (the "Investment Start Date"). In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see "Your right to cancel within a certain number of days," later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options in our EQ/Money Market investment option. In this case, on the first business day following the twentieth day after your policy is issued, we will re-allocate that investment in accordance with your premium allocation instructions then in effect. For policies issued in these states, the "Allocation Date" is the first business day following the twentieth day after your policy is issued. For all other policies, the Allocation Date is the Investment Start Date. You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

--------------------------------------------------------------------------------
You can choose among variable investment options.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy


                   Risk/benefit summary: Policy features, benefits and risks   2
and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.

Our arrangement with Portfolio sponsors that are not affiliated with us may provide that they or one of their affiliates will pay us based on a percentage (up to 0.30% on an annual basis) of the net assets of a Portfolio attributable to the Policies. These fees are not charged to you, the Separate Account or the Portfolio.


GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (3% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")


--------------------------------------------------------------------------------
We will pay at least 3% annual interest on our guaranteed interest option.
--------------------------------------------------------------------------------

ABOUT YOUR LIFE INSURANCE BENEFIT


YOUR POLICY'S FACE AMOUNT. In your application to buy an Incentive Life(SM) '02 policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $50,000 is the smallest amount of coverage you can request.


--------------------------------------------------------------------------------

If the insured person dies, we pay a life insurance benefit to the
"beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. We also have options available for the manner in which we pay death benefits (see "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus).
--------------------------------------------------------------------------------


YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;

                                      or

o Option B -- The face amount plus the policy's "account value" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES. Your policy is designed to always provide a minimum level of insurance protection relative to your policy's value, in part to meet the Internal Revenue Code's definition of "life insurance." For more information on the alternative higher death benefit and for information on other adjustments to the death benefit, see "More information about policy features and benefits" later in this prospectus.

--------------------------------------------------------------------------------
You can request a change in your death benefit option any time after the second year of the policy and before the policy anniversary nearest to the insured's 100th birthday; however changes to Option B are not permitted beyond the policy year in which the insured person reaches age 85.
--------------------------------------------------------------------------------

CHANGE OF DEATH BENEFIT OPTION. If you change from Option A to B, we automatically reduce your base policy's face amount by an amount equal to your policy's account value at the time of the change. We may refuse this change if the policy's face amount would be reduced below our then current minimum for new policies. Changes from Option A to Option B are not permitted beyond the policy year in which the insured person reaches age 85.

If you change from Option B to A, we automatically increase your base policy's face amount by an amount equal to your policy's account value at the time of the change.

If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will determine the new base policy face amount somewhat differently from the general procedures described above.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. Please refer to "Tax information" later in this prospectus, to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.


YOU CAN DECREASE YOUR INSURANCE COVERAGE

You may request a decrease in your policy's face amount any time after the second year of your policy and before the policy anniversary near-


3 Risk/benefit summary: Policy features, benefits and risks est to the insured's 100th birthday. The requested decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount.

We can refuse any requested decrease. We will not approve any decrease if we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy.

The following additional conditions also apply:

You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. Guarantee premiums, as well as monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 10 years of your policy, we will deduct all or part of the remaining surrender charge from your policy. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. In no event will the surrender charge due exceed your account value less any amounts we are holding to secure policy loans (including any interest on those amounts that have not yet been allocated to the variable investment options). We deduct the charge from the same investment options as if it were a part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future on account of a prior decrease in face amount. This could have adverse tax consequences.


YOU CAN INCREASE YOUR INSURANCE COVERAGE BY PURCHASING ANOTHER POLICY.

After the first policy year while this policy is in force and the insured person is not more than attained age 85, and provided that there has been no previous reduction in the face amount, you may ask us to increase the face amount of insurance. You must provide evidence satisfactory to us of the insurability of the insured person. Any increase you ask for must be at least $10,000. If the increase is approved, we will issue a new variable life policy for the amount of the increase. The new policy will be issued for the age and rating class of the insured person on the date of increase, and, if we are no longer issuing Incentive Life '02, will be a variable life policy we are issuing on the date of increase. The new policy will be subject to its own terms and conditions, except that (1) we will waive any portion of the monthly administrative charge for the new policy that is independent of the face amount of insurance; and (2) any reduction in face amount, change in death benefit option, or partial withdrawal may not reduce the face amount of the new policy to less than $10,000.

ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the difference between your policy's account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest) and less any amounts restricted following your receipt of a living benefits payment. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy and before the policy anniversary nearest to the insured's 100th birthday. See "Making withdrawals from your policy" later in this prospectus for more information. Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.


RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the table below.

o You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


                   Risk/benefit summary: Policy features, benefits and risks   4

2. Risk/benefit summary: Charges and expenses you will pay
--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions.

This table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options.



                      Transaction Fees
---------------------------------------------------------------
 Charge                        When charge is deducted
------------------------------ --------------------------------
Premium charge                 Deducted from each premium
                               when added to your account
                               value
---------------------------------------------------------------
Surrender (turning in) of      Deducted from your account
your policy during its first   value at the time you
10 years                       surrender
  Lowest and highest
  charge
  Charge for a
  representative insured
---------------------------------------------------------------
Request a decrease in your     Deducted from your account
policy's face amount           value on the effective date of
                               the decrease
---------------------------------------------------------------
Transfers among                Deducted when you transfer
investment options             account value among
                               investment options
---------------------------------------------------------------



                            Transaction Fees
--------------------------------------------------------------------------------------------------------------
 Charge                         Amount deducted
------------------------------ -------------------------------------------------------------------------------
Premium charge                 6% of each premium payment. We may increase this charge higher than 6%, however, as a result of changes in the tax laws which increase our expenses.
                               Currently, we reduce this charge to 3% of each premium payment after a certain amount.(1)
--------------------------------------------------------------------------------------------------------------
Surrender (turning in) of      The amount of the surrender charge is set forth in your policy.(2)
your policy during its first
10 years
  Lowest and highest           For any policy, the lowest initial surrender charge per $1,000 of initial base
  charge                       policy face amount would be $5.97, and the highest initial surrender charge per $1,000 of initial base policy face amount would be $30.93.

  Charge for a                 The initial surrender charge is $13.81 per $1,000 of initial base policy face
  representative insured       amount for a male, non-tobacco user, age 35 at issue.
--------------------------------------------------------------------------------------------------------------
Request a decrease in your     A pro rata portion of the full surrender charge that would apply to a
policy's face amount           surrender at the time of the decrease in the first 10 years.
--------------------------------------------------------------------------------------------------------------
Transfers among                $25 per transfer (maximum); $0 (current).(3)
investment options
--------------------------------------------------------------------------------------------------------------


This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.



-------------------------------------------------------------------------------
  Periodic charges other than underlying trust portfolio operating expenses
-------------------------------------------------------------------------------
 Charge                        When charge is deducted
-------------------------------------------------------------------------------
Administrative charges(4)(5)   Deducted from your account
                               value each month
  Lowest and highest
  charge (for charge in (2))
  Charge for a
  representative insured
  (for charge in (2))


--------------------------------------------------------------------------------------------------------------
  Periodic charges other than underlying trust portfolio operating expenses
--------------------------------------------------------------------------------------------------------------
 Charge                        Amount deducted
--------------------------------------------------------------------------------------------------------------
Administrative charges(4)(5)   (1) (i) $20 in each of your policy's first 12 months and (ii) a maximum charge of $10 in each subsequent month (currently we charge $7 in each subsequent month).
                               (2) We also charge an additional amount per $1,000 of initial base policy face amount during your policy's first ten years.
  Lowest and highest           The lowest monthly charge per $1,000 is $0.03, and the highest monthly
  charge (for charge in (2))   charge per $1,000 is $0.10.
  Charge for a                 The monthly charge is $0.06 per $1,000 for an insured age 35 at issue.
  representative insured
  (for charge in (2))
--------------------------------------------------------------------------------------------------------------


5 Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------------------------------------
Cost of insurance
charges(4)(5)(6)
  Lowest and highest        Deducted from your account
  charge                    value each month
  Charge for a
  representative insured
--------------------------------------------------------------------------------------------------------------
Optional rider charges

Children's term insurance   Deducted from your account
                            value each month while rider
                            is in effect

Disability deduction        Deducted from your account
waiver(5)                   value each month while rider
                            is in effect
  Lowest and highest
  charge

  Charge for a
  representative insured

Disability premium
waiver(5)
  Lowest and highest        Deducted from your account
  charge                    value each month while rider
                            is in effect and while any
                            option to purchase additional
                            insurance and/or children's
                            term riders are in effect

  Charge for a
  representative insured

Option to purchase
additional insurance(5)
  Lowest and highest        Deducted from your account
  charge                    value each month while rider
                            is in effect

  Charge for a
  representative insured
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Cost of insurance
charges(4)(5)(6)
  Lowest and highest        The lowest maximum monthly charge per $1,000 of the amount for which we
  charge                    are at risk(7) under your base policy on the date of the deduction is $0.06, and the highest maximum monthly charge per $1,000 is $83.34.

  Charge for a              The maximum monthly charge per $1,000 is $0.15 in the first policy year for
  representative insured    a male insured age 35 in the standard non-tobacco user risk class.(8)
--------------------------------------------------------------------------------------------------------------
Optional rider charges

Children's term insurance   The monthly charge of children's term insurance per $1,000 is $0.50.

Disability deduction        Amount charged as a percentage of the other monthly charges deducted
waiver(5)                   from your policy's value.
  Lowest and highest        The lowest maximum monthly charge is 7% and the highest maximum
  charge                    monthly charge is 132%.

  Charge for a              The maximum monthly charge in the first policy year is 12% for a male
  representative insured    insured age 35 who is not in a rated risk class.(9)

Disability premium
waiver(5)
  Lowest and highest        Amount charged for disability premium waiver per $1,000 of benefit for
  charge                    which such rider is purchased(10) as follows:
                             Initial base policy face amount: The lowest monthly charge per $1,000 is
                             $0.02 and the highest monthly charge per $1,000 is $0.76.(11)
                             Option to purchase additional insurance: The lowest monthly charge per
                             $1,000 is $0.02 and the highest monthly charge per $1,000 is $0.08.
                             Children's term insurance: The lowest monthly charge per $1,000 is $0.01 and the highest monthly charge per $1,000 is $0.03.

  Charge for a              Amount charged for disability premium waiver per $1,000 of benefit as
  representative insured    follows:
                             Initial base policy face amount: The monthly charge per $1,000 is $0.07 for a male insured age 35 at issue who is in the non-rated non-tobacco user risk-class.
                             Option to purchase additional insurance: The monthly charge per $1,000 is
                             $0.03 for an insured age 35 at issue who is not in a rated risk class.
                             Children's term insurance: The monthly charge per $1,000 is $0.01 for an insured who is not in a rated risk class.

Option to purchase
additional insurance(5)
  Lowest and highest        The lowest monthly charge per $1,000 of option to purchase additional
  charge                    insurance is $0.04 and the highest monthly charge per $1,000 is $0.17.

  Charge for a              The monthly charge per $1,000 is $0.16 for an insured age 35 at issue.
  representative insured
--------------------------------------------------------------------------------------------------------------


                       Risk/benefit summary: Charges and expenses you will pay 6

--------------------------------------------------
Mortality and expense   Deducted from your account
risk charge             value each month


--------------------------------------------------


------------------------------------------------------------------------------------------------------
Mortality and expense   (i) During the first 15 policy years, a maximum charge of 0.80% (annual rate)
risk charge             of the value you have in our variable investment options; we currently charge
                        0.80% (annual rate) of the value you have in our variable investment options up to $250,000, 0.70% (annual rate) of the value over $250,000 and up to
                        $2 million, and 0.60% (annual rate) of the value over $2 million and (ii) for policy years 16 and later, a maximum charge of 0.50% (annual rate) of the value you have in our variable investment options; we currently charge
                        0.30% (annual rate) of the value you have in our variable investment options up to $250,000 and 0.20% (annual rate) of the value you have in our variable investment options over $250,000.
------------------------------------------------------------------------------------------------------



(1) Currently, we reduce this charge after an amount equal to ten "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's characteristics. In addition, if your policy includes the accounting benefit endorsement, a portion of the deductions from premiums will be refunded upon surrender within the first three policy years (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).


(2) Beginning after your policy's sixth year, this amount declines at a constant rate each month until no surrender charge applies to surrenders made after the policy's 10th year. The initial amount of surrender charge depends on each policy's specific characteristics. In addition, if your policy includes the accounting benefit endorsement, the surrender charges are reduced (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).

(3) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our Dollar Cost Averaging service or Asset Rebalancing service as discussed later in this prospectus.

(4)   Not applicable after the insured person reaches age 100.

(5) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.


(6) Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.

(7) Our amount "at risk" is the difference between the amount of death benefit and the account value as of the deduction date.

(8) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000.

(9) The current monthly charges for this rider are lower than the maximum monthly charges.

(10) Amount charged equals the sum of disability premium waiver rider charges corresponding to the base policy, and to any option to purchase additional insurance or children's term insurance riders that you have added to your policy.

(11) The monthly charges corresponding to the base policy will be adjusted proportionately to any face amount reduction made at your request or resulting from a partial withdrawal under death benefit Option A.



You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.



----------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
----------------------------------------------------------------------------------
                                                    Lowest        Highest
----------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses            0.32%          4.87%
for 2002 (expenses that are deducted
from Portfolio assets including management
fees, 12b-1 fees, service fees and/or other
expenses)(1)
----------------------------------------------------------------------------------



(1) Equitable Life, the manager of the AXA Premier VIP Trust and the EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2004. Under these Agreements, Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits such Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of the PIMCO Advisors VIT -- PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. AXA Rosenberg Investment Management LLC, the manager of the Barr Rosenberg Variable Insurance Trust -- AXA Rosenberg VIT Value Long/Short Equity Fund, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the prospectuses for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions each EQ Advisors Trust Portfolio and each AXA VIP Trust Portfolio pays is used to reduce the Portfolio's expenses. If the above table reflected these expense limitation arrangements and the portion of the brokerage commissions used to reduce Portfolio expenses, the lowest and highest figures would be as shown in the table below:



7 Risk/benefit summary: Charges and expenses you will pay

-----------------------------------------------------------------------------------------
                                                                      Lowest     Highest
-----------------------------------------------------------------------------------------
 Total Annual Portfolio Operating Expenses for 2002 (expenses that    0.32%      1.75%
 are deducted from Portfolio assets including management fees,
 12b-1 fees, service fees and/or other expenses) after expense cap
-----------------------------------------------------------------------------------------
 Total Annual Portfolio Operating Expenses for 2002 (expenses that    0.18%      1.75%
 are deducted from Portfolio assets including management fees,
 12b-1 fees, service fees and/or other expenses) after expense cap and after a portion of the brokerage commissions that the Portfolio pays is used to reduce the Portfolio's expenses
-----------------------------------------------------------------------------------------


HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS


In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.



CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policyholders of a given class, and will be determined based on reasonable assumptions as to expenses, mortality, policy and contract claims, taxes, investment income and lapses. Any changes in charges may apply to then in-force policies, as well as to new policies.


                       Risk/benefit summary: Charges and expenses you will pay 8

3. Who is Equitable Life?

--------------------------------------------------------------------------------
We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life has any legal responsibility to pay amounts that Equitable Life owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $415.31 billion in assets as of December 31, 2002. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.



HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.



 BY MAIL:

At the Post Office Box for our Administrative Office:
Equitable Life -- AXA Distributors Service Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047



 BY EXPRESS DELIVERY ONLY:

At the Street Address for our Administrative Office:
Equitable Life -- AXA Distributors Service Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277

1-704-341-7000 (for express delivery purposes only)




 BY TOLL-FREE PHONE:

Automated system available every day, from 6 AM to 4 AM, Eastern Time; customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.


 BY E-MAIL:

life-service@equitable.com



 BY FACSIMILE (FAX):


1-704-540-9714




 BY INTERNET:

Our Web site (www.equitable.com) can also provide you information; some of the forms listed below are available for you to print out through our Web site by clicking on "Customer Service Life Insurance" and selecting "Forms" from the right side of the screen. You can also access your policy information through our Web site by enrolling in EQAccess.

                      ----------------------------------

We require that the following types of communications be on specific forms we provide for that purpose:

(1)   request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3)   request for asset rebalancing; and

(4)   designation of new policy owner(s).

We also have specific forms that we recommend you use for the following:

(a)   policy surrenders;

(b)   address changes;

(c)   beneficiary changes;

(d)   transfers between investment options; and

(e)   changes in allocation percentages for premiums and deductions.

You can change your allocation percentages and/or transfer among investment options (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess requests" later in this prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")


9  Who is Equitable Life?

Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


ABOUT OUR SEPARATE ACCOUNT FP

Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of Equitable Life's other assets.

Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

Each subaccount (variable investment option) of Separate Account FP available under Incentive Life(SM) '02 invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.


The Trusts sell their shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.



YOUR VOTING PRIVILEGES

Voting of Portfolio shares. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.

Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policyowner. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of Incentive Life(SM) '02 and other policies that Separate Account FP supports.


                                                      Who is Equitable Life?  10

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the Incentive Life(SM) '02 policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.


Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.






Portfolios of the Trusts

------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                 Objective
------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of a high current income and capital
                              appreciation, consistent with a prudent level of risk
------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital
------------------------------------------------------------------------------------
AXA PREMIER VIP               Seeks long-term growth of capital
 INTERNATIONAL EQUITY
------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital
 CORE EQUITY
------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital
 GROWTH
------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital
 VALUE
------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     Seeks long-term growth of capital
 CAP GROWTH
------------------------------------------------------------------------------------




------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                 Adviser
------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     o BlackRock Advisors, Inc.
                              o Pacific Investment Management Company
                                LLC
------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   o A I M Capital Management, Inc.
                              o Dresdner RCM Global Investors LLC
                              o Wellington Management Company, LLP
------------------------------------------------------------------------------------
AXA PREMIER VIP
 INTERNATIONAL EQUITY         o Alliance Capital Management L.P., through its
                                Bernstein Investment Research and Manage-
                                ment Unit
                              o Bank of Ireland Asset Management
                                (U.S.) Limited
                              o OppenheimerFunds, Inc.
------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP
  CORE EQUITY                 o Alliance Capital Management L.P., through its
                                Bernstein Investment Research and Manage-
                                ment Unit
                              o Janus Capital Management LLC
                              o Thornburg Investment Management, Inc.
------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP
 GROWTH                       o Alliance Capital Management L.P.
                              o Dresdner RCM Global Investors LLC
                              o TCW Investment Management Company
------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP
 VALUE                        o Alliance Capital Management L.P.
                              o MFS Investment Management
                              o Institutional Capital Corporation
------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID
 CAP GROWTH                   o Alliance Capital Management L.P.
                              o Provident Investment Counsel, Inc.
                              o RS Investment Management, LP
------------------------------------------------------------------------------------


11 About the Portfolios of the Trusts


Portfolios of the Trusts (continued)

------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                    Objective
------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID        Seeks long-term growth of capital
 CAP VALUE
------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY       Seeks long-term growth of capital
------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Objective
------------------------------------------------------------------------------------
EQ/AGGRESSIVE STOCK              Seeks to achieve long-term growth of capital.
------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK         Seeks to achieve long-term growth of capital.
------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND           Seeks to provide a high total return.
 INCOME
------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE         Seeks to achieve high current income consistent with
 GOVERNMENT SECURITIES           relative stability of principal.
------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        Seeks to achieve long-term growth of capital.
------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       To achieve long-term growth of capital.
------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         Seeks to achieve high current income consistent with
                                 moderate risk to capital.
------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            Seeks to achieve long-term growth of capital.
 GROWTH
------------------------------------------------------------------------------------
EQ/ALLIANCE TECHNOLOGY           Seeks to achieve long-term growth of capital. Current
                                 income is incidental to the Portfolio's objective.
------------------------------------------------------------------------------------
EQ/BALANCED                      Seeks to achieve a high return through both appreciation
                                 of capital and current income.
------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.
------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY              Seeks long-term capital appreciation.
 RESPONSIBLE
------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              To achieve long-term growth of capital.
 INTERNATIONAL
------------------------------------------------------------------------------------



------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                    Adviser
------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID
 CAP VALUE                       o AXA Rosenberg Investment Management LLC
                                 o Wellington Management Company, LLP
                                 o TCW Investment Management Company
------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY       o Alliance Capital Management L.P.
                                 o Dresdner RCM Global Investors LLC
                                 o Firsthand Capital Management, Inc.
------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name                   Adviser
------------------------------------------------------------------------------------
EQ/AGGRESSIVE STOCK              o Alliance Capital Management L.P.
                                 o MFS Investment Management
                                 o Marsico Capital Management, LLC
                                 o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK         o Alliance Capital Management L.P.
------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND
 INCOME                          o Alliance Capital Management L.P.
------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE
 GOVERNMENT SECURITIES           o Alliance Capital Management L.P.
------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        o Alliance Capital Management L.P.
------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       o Alliance Capital Management L.P.
------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         o Alliance Capital Management L.P.
------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP
 GROWTH                          o Alliance Capital Management L.P.
------------------------------------------------------------------------------------
EQ/ALLIANCE TECHNOLOGY           o Alliance Capital Management L.P.
------------------------------------------------------------------------------------
EQ/BALANCED                      o Alliance Capital Management L.P.
                                 o Capital Guardian Trust Company
                                 o Mercury Advisors
                                 o Jennison Associates LLC
------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   o Alliance Capital Management L.P.,
                                   through its Bernstein Investment Research
                                   and Management Unit
------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY
 RESPONSIBLE                     o Calvert Asset Management Company Inc.
                                   and Brown Capital Management, Inc.
------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN
 INTERNATIONAL                   o Capital Guardian Trust Company
------------------------------------------------------------------------------------



                                           About the Portfolios of the Trusts 12


Portfolios of the Trusts (continued)

---------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                Objective
---------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN          To achieve long-term growth of capital.
 RESEARCH
---------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.     To achieve long-term growth of capital.
 EQUITY
---------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY   Seeks long-term capital appreciation.
---------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX          Seeks a total return before expenses that approximates
                             the total return performance of the S&P 500 Index,
                             including reinvestment of dividends, at a risk level consis-
                             tent with that of the S&P 500 Index.
---------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA           Seeks long-term capital growth.
---------------------------------------------------------------------------------------------
EQ/FI MID CAP                Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE    Seeks long-term capital appreciation.
---------------------------------------------------------------------------------------------
EQ/HIGH YIELD                Seeks to achieve a high total return through a combina-
                             tion of current income and capital appreciation.
---------------------------------------------------------------------------------------------
EQ/INTERNATIONAL EQUITY      Seeks to replicate as closely as possible (before deduction
 INDEX                       of Portfolio expenses) the total return of the MSCI EAFF
                             index.
---------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND     Seeks to provide a high total return consistent with mod-
                             erate risk of capital and maintenance of liquidity.
---------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH    Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE    Seeks capital appreciation.
---------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS             Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE       Seeks capital appreciation and secondarily, income.
 EQUITY
---------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH       Seeks to provide long-term capital growth.
 COMPANIES
---------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST       Seeks long-term growth of capital with secondary objec-
                             tive to seek reasonable current income.
---------------------------------------------------------------------------------------------
EQ/MONEY MARKET              Seeks to obtain a high level of current income, preserve
                             its assets and maintain liquidity.
---------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME    Seeks capital growth. Current income is a secondary
 VALUE                       objective.
---------------------------------------------------------------------------------------------
EQ/PUTNAM INTERNATIONAL      Seeks capital appreciation.
 EQUITY
---------------------------------------------------------------------------------------------
EQ/PUTNAM VOYAGER            Seeks long-term growth of capital and any increased
                             income that results from this growth.
---------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                Adviser
---------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN
 RESEARCH                    o Capital Guardian Trust Company

---------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.
 EQUITY                      o Capital Guardian Trust Company

---------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY   o Morgan Stanley Investment Management,
                               Inc.
---------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX          o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA           o Evergreen Investment Management
                               Company, LLC
---------------------------------------------------------------------------------------------
EQ/FI MID CAP                o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE    o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------
EQ/HIGH YIELD                o Alliance Capital Management L.P.
                             o Pacific Investment Management Company
                               LLC (PIMCO)
---------------------------------------------------------------------------------------------
EQ/INTERNATIONAL EQUITY
 INDEX                       o Alliance Capital Management L.P.

---------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND     o J.P. Morgan Investment Management Inc.
---------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH    o Janus Capital Management LLC
---------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE    o Lazard Asset Management, LLC
---------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS             o Marsico Capital Management, LLC
---------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE
 EQUITY                      o Mercury Advisors

---------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH
 COMPANIES                   o MFS Investment Management

---------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST       o MFS Investment Management
---------------------------------------------------------------------------------------------
EQ/MONEY MARKET              o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME
 VALUE                       o Putnam Investment Management, LLC

---------------------------------------------------------------------------------------------
EQ/PUTNAM INTERNATIONAL
 EQUITY                      o Putnam Investment Management, LLC

---------------------------------------------------------------------------------------------
EQ/PUTNAM VOYAGER            o Putnam Investment Management, LLC
---------------------------------------------------------------------------------------------


13 About the Portfolios of the Trusts


Portfolios of the Trusts (continued)
---------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                 Objective
---------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX        Seeks to replicate as closely as possible (before the
                              deduction of Portfolio expenses) the total return of the
                              Russell 2000 Index.
---------------------------------------------------------------------------------------------
 Barr Rosenberg Variable
 Insurance Trust
 Portfolio Name                Objective
---------------------------------------------------------------------------------------------
AXA ROSENBERG VIT VALUE       The Fund seeks to increase the value of your investment
 LONG/SHORT EQUITY FUND       in bull markets and bear markets through strategies that
                              are designed to have limited exposure to general equity
                              market risk.
---------------------------------------------------------------------------------------------
 PIMCO Advisors VIT
 Portfolio Name                Objective
---------------------------------------------------------------------------------------------
PEA RENAISSANCE               Long-term capital appreciation and income.
---------------------------------------------------------------------------------------------
 The Universal Institutional
 Funds, Inc.
 Portfolio Name                Objective
---------------------------------------------------------------------------------------------
U.S. REAL ESTATE-CLASS I(1)   The portfolio seeks to provide above average current
                              income and long-term capital appreciation by investing
                              primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.
---------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                 Adviser
---------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX        o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------
 Barr Rosenberg Variable
 Insurance Trust
 Portfolio Name                Investment Manager
---------------------------------------------------------------------------------------------
AXA ROSENBERG VIT VALUE
 LONG/SHORT EQUITY FUND       o AXA Rosenberg Investment Management LLC
---------------------------------------------------------------------------------------------
 PIMCO Advisors VIT
 Portfolio Name                Investment Manager
---------------------------------------------------------------------------------------------
PEA RENAISSANCE               o OpCap Advisors LLC
---------------------------------------------------------------------------------------------
 The Universal Institutional
 Funds, Inc.
 Portfolio Name                Investment Manager
---------------------------------------------------------------------------------------------
U.S. REAL ESTATE-CLASS I(1)   o Van Kampen(2)
---------------------------------------------------------------------------------------------



(1)   `Class I' shares are defined in the current underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.


Other important information about the Portfolios is included in the prospectus for each Trust which accompanies this prospectus.

                                           About the Portfolios of the Trusts 14

5. Determining your policy's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE
As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

Your account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in
(iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. Your "net account value" is the total of (i) and (ii) above, plus any interest credited on loaned amounts, minus any interest accrued on outstanding loans and minus any "restricted" amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. (Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our "Guaranteed Interest Account.") Your account value is subject to certain charges discussed in "Risk/ benefit summary: Charges and expenses you will pay" earlier in this prospectus.

--------------------------------------------------------------------------------
Your account value will be credited with the same returns as are achieved by the Portfolios or guaranteed interest option that you select, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and deducted monthly from your policy account based on your deduction allocations.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts you have specifically requested that we allocate to that option and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 3% effective annual rate.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


15  Determining your policy's value

6. Transferring your money among our investment options

--------------------------------------------------------------------------------
TRANSFERS YOU CAN MAKE
--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------
After your policy's Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We also reserve the right to restrict transfers among variable investment options as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------
RESTRICTIONS ON TRANSFER OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any policy year is the greater of (a) 25% of your then current balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.

We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").


HOW TO MAKE TRANSFERS

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.

TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus, from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Web site and enrolling in EQAccess. This service may not always be available. Generally, the above described restrictions relating to telephone transfers also apply to EQAccess transfers.


OUR DOLLAR COST AVERAGING SERVICE

We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

This service terminates when the EQ/Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.



OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must



                        Transferring your money among our investment options 16 equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).


You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


17  Transferring your money among our investment options

7. Accessing your money

--------------------------------------------------------------------------------
BORROWING FROM YOUR POLICY
You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your Cash Surrender Value.)
However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding.
See "Your option to receive a living benefit" below.

--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o     you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option; and

o     the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 4% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have outstanding loans). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 3% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest). Because we first offered Incentive Life(SM) '02 policies in 2002 the interest rate differential has not yet been eliminated under any in-force policies.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment.

EFFECTS OF POLICY LOANS. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan can also cause any paid up death benefit guarantee to terminate or may cause any other guarantee against lapse to become unavailable. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of policy loans.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.


MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy and before the policy anniversary nearest to the insured's 100th birthday. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for


                                                        Accessing your money  18
charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.

--------------------------------------------------------------------------------
You can withdraw all or part of your policy's net cash surrender value, although you may incur tax consequences by doing so.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). If the paid up death benefit guarantee is in effect, a partial withdrawal will generally reduce the face amount by more than the amount of the withdrawal. Face amount reductions that occur automatically as a result of withdrawals, however, do not result in our deducting any portion of any then remaining surrender charge. We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal, even if the paid up death benefit guarantee is not then in effect. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining our other guarantees against termination, as well. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or because it could result in a no-lapse guarantee not being in effect.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.


SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any amount of your account value that is "restricted" as a result of previously distributed "living benefits," and minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.

Please refer to "Tax information" below for the possible tax consequences of surrendering your policy and applicable waivers of surrender charges in the event of federal estate tax repeal.


YOUR OPTION TO RECEIVE A LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally 75%) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider).

We make no additional charge for the rider. However, if you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy we refer to this as a "lien" we establish against your policy.)

When we pay a living benefit we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We will deduct these restricted amounts from any subsequent surrender proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------

19  Accessing your money

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An Incentive Life(SM) '02 policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy generally will not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.



TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)


The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, or selection of additional rider benefits or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, there are overall limits on the amount of premiums you may pay under your policy in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.


                                                             Tax information  20

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 591/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFITS PROCEEDS

Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person, however, if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.


EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy, will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.


REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income


21  Tax information
and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $1.5 million in 2004 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions and certain gifts of $11,000 for 2003 (this amount is indexed annually for inflation) or less per year for each recipient.

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption will be the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter. Beginning in 2011, at any time during which there is no federal estate tax in effect, we will waive any surrender charges that would otherwise apply, upon a surrender of your policy or a reduction of the face amount of insurance.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is being purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed.


PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as proposed regulations. Together, they provide new proposed and interim guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.


ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.


                                                             Tax information  22

If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to Separate Account FP, based on premiums, or otherwise allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.


You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.


The IRS has provided some guidance on this question of investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers available under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, it had not done so as of the date of this prospectus. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


23  Tax information

9. More information about policy features and benefits

--------------------------------------------------------------------------------

ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

The basic Option A and Option B death benefits are described under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy's account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

--------------------------------------------------------------------------------
If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or
Option B death benefit you have selected.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Age*   40 and under    45      50      55      60      65
--------------------------------------------------------------------------------
   %     250%            215%    185%    150%    130%    120%
--------------------------------------------------------------------------------


        70      75-95   99-Over
--------------------------------------------------------------------------------
   %    115%    105%    101%
--------------------------------------------------------------------------------

* For the then-current policy year.

This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefits. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

OTHER ADJUSTMENTS TO DEATH BENEFIT. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of the living benefits payment plus interest. See "Your option to receive a living benefit" earlier in this prospectus.



GUARANTEE PREMIUM TEST FOR NO-LAPSE GUARANTEES

GUARANTEE PREMIUM TEST. If your policy's net account value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date at least equals the cumulative guarantee premiums due to date for either the no-lapse guarantee or extended no-lapse guarantee discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus, that are then available under your policy. If it does, your policy will not lapse, provided that you have no policy loans outstanding and provided that the period of the corresponding guarantee has not expired.


When we calculate the cumulative amount of guarantee premiums for the two guarantee options discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus, we compound each amount at a 4% annual interest rate from the due date through the date of the calculation. (This interest rate is only for purposes of determining whether you have satisfied the guarantee test for an available duration. It does not bear any relation to the returns you will actually earn or any loan interest you will actually pay.) We use the same calculation for determining the cumulative amount of premiums paid, beginning with the date each premium is received. The amount of premiums you must pay to maintain a guarantee against termination will be increased by the cumulative amount of any partial withdrawals you have taken from your policy (calculated by the same method, beginning with the date of withdrawal).

GUARANTEE PREMIUMS. The amount of the guarantee premiums for each of the two guarantee options discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/ benefit summary: Policy features, benefits and risks," earlier in this prospectus, is set forth in your policy on a monthly basis if that guarantee is available to you. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy changes, or a rider is added or eliminated, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a guarantee period beyond its original number of years.


PAID UP DEATH BENEFIT GUARANTEE

In order to elect the paid up death benefit guarantee:

o you must have death benefit "Option A" in effect (see "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus);

o you must terminate any riders to your policy that carry additional charges;

o the election must not cause the policy to lose its qualification as life insurance under the Internal Revenue Code or require a current distribution from the policy to avoid such disqualification; and

o the election must not reduce the face amount (see below) to less than the minimum face amount for which we would then issue a policy.


                         More information about policy features and benefits  24

The paid up death benefit guarantee applies only to your base policy's face amount, and not to other coverage under any riders that (as noted above) must be terminated when the guarantee is elected.

POSSIBLE REDUCTION OF FACE AMOUNT. The face amount of your policy after this guarantee is elected is the lesser of (a) the face amount immediately before the election or (b) the policy account value divided by a factor based on the then age of the insured person. The factors are set forth in your policy. As a general matter, the factors change as the insured person ages so that, if your account value stayed the same, the result of the calculation under clause (b) above would be lower the longer your policy is in force.

If electing the paid up death benefit guarantee causes a reduction in face amount, we will deduct the same portion of any remaining surrender charge as we would have deducted if you had requested that decrease directly (rather than electing the paid up death benefit guarantee). (See "Risk/benefit summary:
Charges and expenses you will pay" earlier in this prospectus.)

OTHER EFFECTS OF THIS GUARANTEE. You generally may continue to pay premiums after you have elected the paid up death benefit guarantee (subject to the same limits as before), but premium payments are not required. If the election causes your face amount to decrease, however, the amount of additional premiums you can pay, if any, may be reduced. You may continue to make transfers, but you may not change the death benefit option or add riders that have their own charges while the paid up death benefit guarantee is in effect.

Partial withdrawals while the paid up death benefit guarantee is in effect will generally be subject to the same terms and conditions as any other partial withdrawal (see "Making withdrawals from your policy" earlier in this prospectus), except that:

o We may decline your request for a partial withdrawal (or any other policy change) under the circumstances described in the paid up death benefit guarantee policy endorsement. If this occurs, you may wish to consider asking us to terminate the paid up death benefit guarantee.

o Partial withdrawals (and any distributions we may be required to make for tax purposes) will generally reduce your policy's face amount by more than the amount of the withdrawal.


The election of the paid up death benefit guarantee may cause your policy to become a modified endowment contract under certain circumstances. See "Tax treatment of distributions to you" under "Tax information," earlier in this prospectus. You should consult your tax advisor before making this election.



OTHER BENEFITS YOU CAN ADD BY RIDER

You may be eligible for the following other optional benefits we currently make available by rider:

o     disability waiver benefits

o     option to purchase additional insurance

o     children's term insurance

We add the following riders automatically at no charge to each eligible policy:

o     substitution of insured person rider

o waiver of surrender charge due to tax law change rider (for certain future federal estate tax repeal situations)

o     living benefits rider

o     accounting benefit endorsement


Equitable Life or your financial professional can provide you with more information about these riders. Some of these benefits may only be selected at issue. Some benefits are not available in combination with others or may not be available in your state. The riders provide additional information, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.


See also "Tax information" earlier in this prospectus for certain possible tax consequences of adding or deleting riders or changing the death benefits under a rider.


ACCOUNTING BENEFIT ENDORSEMENT

Subject to the conditions discussed below, Equitable Life will offer an endorsement to your policy (the "Endorsement") that will refund or waive all or a portion of certain policy charges if the policy is surrendered for its net cash surrender value within a limited time period.

Under our current rules, the Endorsement will be offered where the following conditions are met:

o policies are corporately owned, or are "split-dollar" cases that are collaterally assigned to the company;

o the persons proposed to be insured are deemed by us to be "highly compensated" individuals;

o the minimum initial premium under each policy is remitted to Equitable Life by the employer; and

o the aggregate annualized first year planned periodic premium is at least $150,000 if a minimum of three policies is issued, each on the life of a different insured person, and at least $500,000 if less than three policies are issued.

Eligible cases will be issued with the accounting benefit endorsement unless the policyowner requests us in writing to not include the Endorsement.

The Endorsement reduces the difference between the premiums paid for the policy and the amount we will pay you if the policy is surrendered in its early years. This, in turn, is expected to reduce any charge against the employer's earnings when the employer accounts for the policy under generally accepted accounting principles (GAAP). Policyowners must rely on the advice of their own accountants, however, to determine how the purchase of a policy, as modified by the Endorsement, will affect their GAAP financial statements.

The Endorsement works by refunding all or a portion of the deductions from premiums and waiving all or a portion of the surrender charges, if the policy is surrendered in its early years. The percentage of charges refunded or waived under the Endorsement are as follows:


25  More information about policy features and benefits

--------------------------------------------------------------------------------
                               Percent Of Premium     Percent Of Surrender
  Surrender In Policy Year    Deduction Refunded        Charges Waived
--------------------------------------------------------------------------------
             1                      100%                    100%
             2                       67%                     80%
             3                       33%                     60%
             4                       0%                      40%
             5                       0%                      20%
          6 and later                0%                      0%
--------------------------------------------------------------------------------

For example, if a policy subject to the Endorsement were surrendered in its second policy year, we would refund:

o 67% of the charges that had been deducted from premiums (i.e., the sales charge); and

o 80% of the amount of surrender charges that we otherwise would have imposed for the surrender.

Once the Endorsement terminates at the end of the fifth policy year, however, there will be no refund of prior deductions from premiums, and the full amount of the surrender charges otherwise payable under the policy will be assessed upon surrender. The Endorsement operates only if the policy is surrendered in full. There is no waiver of surrender charges or refund of premium deductions if the policy terminates after a grace period or if the face amount is reduced nor is there a refund of prior premium deductions for partial withdrawals. The Endorsement does not affect the amount available for borrowing or withdrawing from your policy nor does it affect the calculations to determine whether your policy will lapse or terminate.

We offer products designed specifically for this marketplace. You can contact us to find out more about any other Equitable Life insurance policy.


VARIATIONS AMONG INCENTIVE LIFE(SM) '02 POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.


Equitable Life also may vary or waive the charges (including surrender charges) and other terms of Incentive Life(SM) '02 where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with Incentive Life(SM) '02. We will make such variations only in accordance with uniform rules that we establish.


Equitable Life or your financial professional can advise you about any variations that may apply to your policy.


YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS


BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.


PAYMENT OPTIONS FOR DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.

--------------------------------------------------------------------------------
You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.
--------------------------------------------------------------------------------

If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access AccountTM") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.

PAYMENT OPTIONS FOR SURRENDER AND WITHDRAWAL PROCEEDS. You can also choose to receive all or part of any proceeds from a surrender or withdrawal from your policy under one of the above referenced payment options, rather than as a single sum.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the net account value. In some states, we will not adjust the premiums paid to reflect investment performance.

To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states or situations, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.


                         More information about policy features and benefits  26

10. More information about certain policy charges

--------------------------------------------------------------------------------

DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.


The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender. Similarly, the premium charge is designed primarily to defray sales and tax expenses we incur that are based on premium payments, the administrative charge is designed primarily to defray administrative expenses in connection with issuing and administering the policies, and the mortality and expense risk charge is designed primarily to defray expenses that we will incur if certain of our assumptions with respect to the mortality of insureds under the policies (as a group) and expenses we incur in issuing and administering the policies are underestimated relative to the guaranteed maximum charges. Similarly, if we ever impose a transfer charge, it will be solely to help defray our costs in processing transfer requests from owners.

MONTHLY COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the specifics of your policy and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.


Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.

Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current rates are lower than those maximums. Therefore, we have the ability to raise these rates up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) '02 policies for insureds who are age 18 or above are based on the 1980 Commissioner's Standard Ordinary SB Smoker and NB Non-Smoker Mortality Tables. The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) '02 policies for insureds who are under age 18 are based on the 1980 Commissioner's Standard Ordinary Mortality Table B. For all other policies, for insureds who are age 18 or above, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables. For insureds who are under age 18, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

We offer lower rates for non-tobacco users only if they are at least age 18. You may ask us to review a younger insured person's tobacco habits beginning on the policy anniversary on which such person is age 18.

You may ask us to review the tobacco habits of an insured person of attained age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

The change to non-tobacco user rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in the face amount may cause your cost of insurance rates to go up.


27  More information about certain policy charges

CHARGES FOR OTHER BENEFITS YOU CAN ADD BY RIDER. Each rider provides additional information about the charges associated with its purchase. We will furnish samples of available riders to you upon request. The maximum amount of any charge we make for a rider will be set forth in the rider or in the policy itself. The charge for each of the Disability deduction waiver, Disability premium waiver and Option to purchase additional insurance riders depends on the specifics of your policy, including the characteristics of the insured. The charge for the Children's term insurance rider does not vary depending upon the specifics of your policy.

DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each month of the policy.



                               More information about certain policy charges  28

11. More information about procedures that apply to your policy

--------------------------------------------------------------------------------


This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.



DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:

o premium payments received after the policy's investment start date (discussed below)

o     loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:

o     withdrawals

o     tax withholding elections

o     face amount decreases that result from a withdrawal

o changes of allocation percentages for premium payments or monthly deductions

o     surrenders

o     changes of beneficiary

o transfers from a variable investment option to the guaranteed interest option

o     changes in form of death benefit payment

o     loans

o     transfers among variable investment options

o     assignments

o     termination of paid up death benefit guarantee

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o     changes in face amount

o     election of paid up death benefit guarantee

o     changes in death benefit option

o     changes of insured person

o     restoration of terminated policies

DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE


REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.


o If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.


29  More information about procedures that apply to your policy

o If we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").


We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you. Generally, this is the register date, or, if later, the date we receive your full minimum initial premium at our Administrative Office.


COMMENCEMENT OF INSURANCE COVERAGE. You must give the full minimum initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.


NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.


WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Life and endorsed over to Equitable Life only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued proposed regulations concerning split-dollar arrangements, including policies subject to collateral assignments. The proposed regulations provide both new proposed and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.


YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics and may result in a loss of the no-lapse guarantee. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.


REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and


                 More information about procedures that apply to your policy 30 the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.

Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Incentive Life(SM) '02 in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for Incentive Life(SM) '02 policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific Incentive Life(SM) '02 policy.



FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.




31  More information about procedures that apply to your policy

12. More information about other matters

--------------------------------------------------------------------------------

ABOUT OUR GENERAL ACCOUNT
Our general account assets support all of our obligations, (including those under the Incentive Life(SM) '02 policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the dollar cost averaging service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.

DISRUPTIVE TRANSFER ACTIVITY. You should note that the Incentive Life(SM) '02 contract is not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio. These kinds of strategies and transfer activities are disruptive to the underlying Portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options are disruptive to the underlying Portfolios, we may among other things restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent acting under a power of attorney who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity in all annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to prevent disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to Portfolio assets, in each underlying Portfolio, and we take appropriate action, which may include the actions described above to restrict availability of voice, fax and automated transaction services, when we consider the activity of owners to be disruptive. We currently provide a letter to owners who have engaged in such activity of our intention to restrict such services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider disruptive transfer activity, as well as change our procedures to restrict this activity.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured person, or through EQAccess if you are the individual owner:

o     changes of premium allocation percentages


o     changes of address

o to request a policy loan (loan requests cannot be made through EQAccess by corporate policyholders)


For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site (www.equitable.com). For security purposes, you may not initiate any transactions relating to your policy for five (5) days after you have elected to use EQAccess. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any EQAccess transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.


                                        More information about other matters  32

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or facsimile transaction request that we receive after the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.


SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).


WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to Incentive Life(SM) '02 from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make


33 More information about other matters changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU


Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.



                                        More information about other matters  34

13. Financial statements of Separate Account FP and Equitable Life

--------------------------------------------------------------------------------


The financial statements of Separate Account FP as of December 31, 2002 and for each of the three years in the period ended December 31, 2002 and the financial statements of Equitable Life as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 are in a Statement of Additional Information ("SAI") pertaining to the policies and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-888-855-5100.



35  Financial statements of Separate Account FP and Equitable Life

14.  Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2002 (or expected to be incurred in 2003, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2002). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

You can request an arithmetic illustration as well any of the other illustrations described above. Appendix III to the prospectus contains an arithmetic hypothetical illustration.


                                                  Personalized illustrations  36

Appendix I: Information on market performance

--------------------------------------------------------------------------------

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting our variable investment options, and the Portfolios. We may also compare the performance or ranking of those options and the Portfolios with:

o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

o other appropriate indices of investment securities, the Consumer Price Index and averages for peer universes of mutual funds;


o     data developed by us derived from such indices or averages; or


o other appropriate types of securities (e.g., common stocks, long-term government bonds, long-term corporate bonds, intermediate term government bonds, and U.S. treasury bills).

We also may furnish to present or prospective policyowners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:
-----------------------------------------
Barron's
Morningstar's Variable Annuities/Life
Business Week
Forbes
Fortune
Institutional Investor
Money
Kiplinger's Personal Finance
Financial Planning
Investment Adviser

Investment Management Weekly
Money Management Letter
Investment Dealers Digest
National Underwriter
Pension & Investments
USA Today
Investor's Business Daily
The New York Times
The Wall Street Journal
The Los Angeles Times
The Chicago Tribune
-----------------------------------------

Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of Portfolios with similar investment objectives in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey). Morningstar, Inc. compiles similar data in the Morningstar Variable Annuity/Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

o The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts; and

o The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

The Morningstar Report consists of nearly 700 variable life and annuity portfolios, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.


LONG-TERM MARKET TRENDS

Historically, the investment performance of common stocks over the long term has generally been superior to that of long- or short-term debt securities. However, common stocks have also experienced dramatic changes in value over short periods of time. One of our variable investment options that invests primarily in common stocks may, therefore, be a desirable selection for owners who are willing to accept such risks. If, on the other hand, you wish to limit your short-term risk, you may find it preferable to allocate a smaller percentage of net premiums to those options that invest primarily in common stock. All investments in securities, whether equity or debt, involve varying degrees of risk. They also offer varying degrees of potential reward.


                                   Appendix I: Information on market performance

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

Appendix II: An index of key words and phrases

--------------------------------------------------------------------------------


This index should help you locate more information on the terms used in this prospectus.






                                                  Page
   account value                                    15
   Administrative office                             9
   age                                              30
   Allocation Date                                   2
   alternative death benefit                        24
   amount at risk                                   27
   anniversary; anniversaries                       29
   assign; assignment                               30
   automatic transfer service                       16
   AXA Financial, Inc.                               9
   AXA Premier VIP Trust                         cover
   Barr Rosenberg Variable Insurance Trust       cover
   basis                                            20
   beneficiary                                      26
   business day                                     29
   Cash Surrender Value                             34
   Code                                             20
   collateral                                       18
   cost of insurance charge                         27
   cost of insurance rates                          27
   day                                              29
   default                                           1
   disruptive transfer activity                     32
   dollar cost averaging service                    16
   EQAccess                                          9
   EQ Advisors Trust                             cover
   Equitable Life                                    9
   Equitable Access Account                         26
   extended no-lapse guarantee                       2
   face amount                                      25
   grace period                                      1
   guaranteed interest option                        3
   guarantee premium                                 2
   Guaranteed Interest Account                      15
   Incentive Life(SM) '02                        cover
   insured person                                   30
   investment funds                                  3
   investment option                             cover
   issue date                                       30
   lapse                                             1
   loan, loan interest                              18
   market timing                                    32
   modified endowment contract                      20
   month, year                                      29
   monthly deduction                                28
   net cash surrender value                         19
   no-lapse guarantee                                2
   Option A, B                                       3
   our                                               i
   owner                                             i
   paid up                                          20
   paid up death benefit guarantee                   2
   partial withdrawal                               19
   payment option                                   26
   PIMCO Advisors VIT                            cover
   planned periodic premium                          1
   policy                                        cover
   Portfolio                                     cover

                                                  Page
   premium payments                                  1
   prospectus                                    cover
   rebalancing                                      29
   receive                                          29
   restore, restoration                              2
   riders                                            1
   SEC                                           cover
   Separate Account FP                              10
   state                                             i
   subaccount                                       10
   surrender                                        19
   surrender charge                                  5
   target premium                                    7
   telephone transfers                              16
   The Universal Institutional Funds, Inc.       cover
   transfers                                        16
   Trusts                                        cover
   units                                            15
   unit values                                      15
   us                                                i
   variable investment option                    cover
   we                                                i
   withdrawal                                       18
   you, your                                         i



                                  Appendix II: An index of key words and phrases

                      (This page intentionally left blank)

Appendix III: Hypothetical illustrations

--------------------------------------------------------------------------------

   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                           AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A or death benefit option B. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (1.23)%, 4.70% and 10.63%. These net annual rates of return do not reflect the mortality and expense risk charge or other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old standard risk male non-tobacco user when the policy is issued.


Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by Equitable Life will apply in each year illustrated, including Equitable's currently planned reduction in the policy's mortality and expense risk charge after the 15th policy year. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no decreases in coverage are requested and (iv) no change in the death benefit option is requested.


With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.75%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.48%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.


                                  Appendix III: Hypothetical illustrations III-1

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $4,120*
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    4,326     $ 500,000     $ 500,000    $   500,000
     2      $    8,868     $ 500,000     $ 500,000    $   500,000
     3      $   13,638     $ 500,000     $ 500,000    $   500,000
     4      $   18,646     $ 500,000     $ 500,000    $   500,000
     5      $   23,904     $ 500,000     $ 500,000    $   500,000
     6      $   29,425     $ 500,000     $ 500,000    $   500,000
     7      $   35,222     $ 500,000     $ 500,000    $   500,000
     8      $   41,309     $ 500,000     $ 500,000    $   500,000
     9      $   47,701     $ 500,000     $ 500,000    $   500,000
    10      $   54,412     $ 500,000     $ 500,000    $   500,000
    15      $   93,349     $ 500,000     $ 500,000    $   500,000
    20      $  143,043     $ 500,000     $ 500,000    $   500,000
    25      $  206,467     $ 500,000     $ 500,000    $   500,000
    30      $  287,414     $ 500,000     $ 500,000    $   662,687
    35      $  390,726     $ 500,000     $ 500,000    $ 1,050,571
    40      $  522,580     $ 500,000     $ 500,000    $ 1,599,240
    45      $  690,863             **    $ 500,000    $ 2,580,020
    50      $  905,639             **    $ 500,000    $ 4,205,490
    55      $1,179,755             **    $ 500,000    $ 6,793,935
    60      $1,529,603             **    $ 500,000    $10,863,792
    65      $1,976,108             **            **   $16,766,208



                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  2,872     $   3,070    $     3,269    $      0     $       0    $         0
     2     $  5,803     $   6,380    $     6,981    $      0     $       0    $        76
     3     $  8,630     $   9,771    $    11,007    $  1,725     $   2,866    $     4,102
     4     $ 11,353     $  13,246    $    15,379    $  4,448     $   6,341    $     8,474
     5     $ 13,971     $  16,805    $    20,125    $  7,066     $   9,900    $    13,220
     6     $ 16,491     $  20,456    $    25,289    $  9,586     $  13,551    $    18,384
     7     $ 18,931     $  24,219    $    30,928    $ 13,752     $  19,040    $    25,750
     8     $ 21,281     $  28,088    $    37,081    $ 17,828     $  24,636    $    33,629
     9     $ 23,540     $  32,065    $    43,794    $ 21,814     $  30,339    $    42,068
    10     $ 25,699     $  36,143    $    51,113    $ 25,699     $  36,143    $    51,113
    15     $ 37,125     $  60,675    $   102,103    $ 37,125     $  60,675    $   102,103
    20     $ 45,390     $  89,339    $   185,261    $ 45,390     $  89,339    $   185,261
    25     $ 48,596     $ 120,863    $   320,003    $ 48,596     $ 120,863    $   320,003
    30     $ 45,296     $ 155,161    $   543,186    $ 45,296     $ 155,161    $   543,186
    35     $ 32,052     $ 191,361    $   905,664    $ 32,052     $ 191,361    $   905,664
    40     $  1,456     $ 227,144    $ 1,494,616    $  1,456     $ 227,144    $ 1,494,616
    45            **    $ 258,750    $ 2,457,162           **    $ 258,750    $ 2,457,162
    50            **    $ 279,656    $ 4,005,229           **    $ 279,656    $ 4,005,229
    55            **    $ 276,981    $ 6,470,414           **    $ 276,981    $ 6,470,414
    60            **    $ 213,764    $10,346,468           **    $ 213,764    $10,346,468
    65            **            **   $16,600,206           **            **   $16,600,206


----------
 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-2 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $4,120*
USING MAXIMUM CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    4,326     $ 500,000     $ 500,000    $  500,000
     2      $    8,868     $ 500,000     $ 500,000    $  500,000
     3      $   13,638     $ 500,000     $ 500,000    $  500,000
     4      $   18,646     $ 500,000     $ 500,000    $  500,000
     5      $   23,904     $ 500,000     $ 500,000    $  500,000
     6      $   29,425     $ 500,000     $ 500,000    $  500,000
     7      $   35,222     $ 500,000     $ 500,000    $  500,000
     8      $   41,309     $ 500,000     $ 500,000    $  500,000
     9      $   47,701     $ 500,000     $ 500,000    $  500,000
    10      $   54,412     $ 500,000     $ 500,000    $  500,000
    15      $   93,349     $ 500,000     $ 500,000    $  500,000
    20      $  143,043     $ 500,000     $ 500,000    $  500,000
    25      $  206,467     $ 500,000     $ 500,000    $  500,000
    30      $  287,414     $ 500,000     $ 500,000    $  500,000
    35      $  390,726             **    $ 500,000    $  726,886
    40      $  522,580             **            **   $1,085,185
    45      $  690,863             **            **   $1,715,393
    50      $  905,639             **            **   $2,716,043
    55      $1,179,755             **            **   $4,207,591
    60      $1,529,603             **            **   $6,346,511
    65      $1,976,108             **            **   $9,059,642



                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  2,370     $  2,553    $    2,735     $      0     $      0    $        0
     2     $  4,777     $  5,291    $    5,828     $      0     $      0    $        0
     3     $  7,086     $  8,085    $    9,171     $    181     $  1,180    $    2,266
     4     $  9,294     $ 10,933    $   12,785     $  2,389     $  4,028    $    5,880
     5     $ 11,395     $ 13,827    $   16,688     $  4,490     $  6,922    $    9,783
     6     $ 13,386     $ 16,765    $   20,905     $  6,481     $  9,860    $   14,000
     7     $ 15,254     $ 19,736    $   25,453     $ 10,076     $ 14,558    $   20,274
     8     $ 17,004     $ 22,742    $   30,368     $ 13,552     $ 19,289    $   26,915
     9     $ 18,624     $ 25,770    $   35,673     $ 16,897     $ 24,044    $   33,947
    10     $ 20,115     $ 28,824    $   41,410     $ 20,115     $ 28,824    $   41,410
    15     $ 27,011     $ 46,059    $   80,180     $ 27,011     $ 46,059    $   80,180
    20     $ 29,199     $ 63,271    $  140,184     $ 29,199     $ 63,271    $  140,184
    25     $ 22,849     $ 76,263    $  232,644     $ 22,849     $ 76,263    $  232,644
    30     $  2,132     $ 78,494    $  381,565     $  2,132     $ 78,494    $  381,565
    35            **    $ 55,302    $  626,626            **    $ 55,302    $  626,626
    40            **           **   $1,014,191            **           **   $1,014,191
    45            **           **   $1,633,708            **           **   $1,633,708
    50            **           **   $2,586,707            **           **   $2,586,707
    55            **           **   $4,007,229            **           **   $4,007,229
    60            **           **   $6,044,296            **           **   $6,044,296
    65            **           **   $8,969,942            **           **   $8,969,942


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


**    Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-3

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $4,120*
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    4,326     $ 502,870     $ 503,068    $   503,266
     2      $    8,868     $ 505,797     $ 506,373    $   506,973
     3      $   13,638     $ 508,615     $ 509,754    $   510,989
     4      $   18,646     $ 511,327     $ 513,216    $   515,343
     5      $   23,904     $ 513,931     $ 516,755    $   520,064
     6      $   29,425     $ 516,432     $ 520,380    $   525,192
     7      $   35,222     $ 518,849     $ 524,109    $   530,783
     8      $   41,309     $ 521,172     $ 527,937    $   536,872
     9      $   47,701     $ 523,399     $ 531,862    $   543,502
    10      $   54,412     $ 525,520     $ 535,875    $   550,712
    15      $   93,349     $ 536,632     $ 559,788    $   600,492
    20      $  143,043     $ 544,190     $ 586,744    $   679,484
    25      $  206,467     $ 546,148     $ 614,325    $   801,743
    30      $  287,414     $ 541,006     $ 640,473    $   992,840
    35      $  390,726     $ 525,499     $ 660,567    $ 1,292,196
    40      $  522,580             **    $ 665,185    $ 1,759,956
    45      $  690,863             **    $ 638,281    $ 2,489,761
    50      $  905,639             **    $ 554,060    $ 3,628,327
    55      $1,179,755             **            **   $ 5,411,967
    60      $1,529,603             **            **   $ 8,224,793
    65      $1,976,108             **            **   $12,620,327


                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  2,870     $   3,068    $     3,266    $      0     $       0    $         0
     2     $  5,797     $   6,373    $     6,973    $      0     $       0    $        68
     3     $  8,615     $   9,754    $    10,989    $  1,710     $   2,849    $     4,084
     4     $ 11,327     $  13,216    $    15,343    $  4,422     $   6,311    $     8,438
     5     $ 13,931     $  16,755    $    20,064    $  7,026     $   9,850    $    13,159
     6     $ 16,432     $  20,380    $    25,192    $  9,527     $  13,475    $    18,287
     7     $ 18,849     $  24,109    $    30,783    $ 13,670     $  18,931    $    25,605
     8     $ 21,172     $  27,937    $    36,872    $ 17,720     $  24,485    $    33,420
     9     $ 23,399     $  31,862    $    43,502    $ 21,673     $  30,135    $    41,775
    10     $ 25,520     $  35,875    $    50,712    $ 25,520     $  35,875    $    50,712
    15     $ 36,632     $  59,788    $   100,492    $ 36,632     $  59,788    $   100,492
    20     $ 44,190     $  86,744    $   179,484    $ 44,190     $  86,744    $   179,484
    25     $ 46,148     $ 114,325    $   301,743    $ 46,148     $ 114,325    $   301,743
    30     $ 41,006     $ 140,473    $   492,840    $ 41,006     $ 140,473    $   492,840
    35     $ 25,499     $ 160,567    $   792,196    $ 25,499     $ 160,567    $   792,196
    40            **    $ 165,185    $ 1,259,956           **    $ 165,185    $ 1,259,956
    45            **    $ 138,281    $ 1,989,761           **    $ 138,281    $ 1,989,761
    50            **    $  54,060    $ 3,128,327           **    $  54,060    $ 3,128,327
    55            **            **   $ 4,911,967           **            **   $ 4,911,967
    60            **            **   $ 7,724,793           **            **   $ 7,724,793
    65            **            **   $12,120,327           **            **   $12,120,327


----------
 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-4 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $4,120*
USING MAXIMUM CHARGES





                                        Death Benefit
                         -------------------------------------------
             Premiums            Assuming Hypothetical Gross
 End of    Accumulated          Annual Investment Return of:
 Policy   At 5% Interest -------------------------------------------
  Year       Per Year       0% Gross      6% Gross      12% Gross
-------- --------------- ------------- ------------- ---------------
     1     $     4,326     $ 502,365     $ 502,547     $   502,730
     2     $     8,868     $ 504,762     $ 505,275     $   505,810
     3     $    13,638     $ 507,057     $ 508,051     $   509,132
     4     $    18,646     $ 509,246     $ 510,874     $   512,716
     5     $    23,904     $ 511,321     $ 513,735     $   516,574
     6     $    29,425     $ 513,281     $ 516,630     $   520,730
     7     $    35,222     $ 515,112     $ 519,544     $   525,197
     8     $    41,309     $ 516,817     $ 522,480     $   530,003
     9     $    47,701     $ 518,384     $ 525,422     $   535,168
    10     $    54,412     $ 519,816     $ 528,370     $   540,726
    15     $    93,349     $ 526,253     $ 544,661     $   577,590
    20     $   143,043     $ 527,626     $ 559,685     $   631,880
    25     $   206,467     $ 520,083     $ 568,018     $   708,033
    30     $   287,414             **    $ 561,366     $   811,778
    35     $   390,726             **    $ 523,876     $   945,790
    40     $   522,580             **            **    $ 1,106,221
    45     $   690,863             **            **    $ 1,269,495
    50     $   905,639             **            **    $ 1,388,737
    55     $ 1,179,755             **            **    $ 1,348,551
    60     $ 1,529,603             **            **    $   972,110
    65               **            **            **              **


                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  2,365     $  2,547     $   2,730     $      0     $      0     $       0
     2     $  4,762     $  5,275     $   5,810     $      0     $      0     $       0
     3     $  7,057     $  8,051     $   9,132     $    152     $  1,146     $   2,227
     4     $  9,246     $ 10,874     $  12,716     $  2,341     $  3,969     $   5,811
     5     $ 11,321     $ 13,735     $  16,574     $  4,416     $  6,830     $   9,669
     6     $ 13,281     $ 16,630     $  20,730     $  6,376     $  9,725     $  13,825
     7     $ 15,112     $ 19,544     $  25,197     $  9,933     $ 14,366     $  20,018
     8     $ 16,817     $ 22,480     $  30,003     $ 13,365     $ 19,027     $  26,551
     9     $ 18,384     $ 25,422     $  35,168     $ 16,658     $ 23,696     $  33,442
    10     $ 19,816     $ 28,370     $  40,726     $ 19,816     $ 28,370     $  40,726
    15     $ 26,253     $ 44,661     $  77,590     $ 26,253     $ 44,661     $  77,590
    20     $ 27,626     $ 59,685     $ 131,880     $ 27,626     $ 59,685     $ 131,880
    25     $ 20,083     $ 68,018     $ 208,033     $ 20,083     $ 68,018     $ 208,033
    30            **    $ 61,366     $ 311,778            **    $ 61,366     $ 311,778
    35            **    $ 23,876     $ 445,790            **    $ 23,876     $ 445,790
    40            **           **    $ 606,221            **           **    $ 606,221
    45            **           **    $ 769,495            **           **    $ 769,495
    50            **           **    $ 888,737            **           **    $ 888,737
    55            **           **    $ 848,551            **           **    $ 848,551
    60            **           **    $ 472,110            **           **    $ 472,110
    65            **           **            **           **           **            **


----------
 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-5

                      (This page intentionally left blank)

Requesting more information

--------------------------------------------------------------------------------

The SAI, dated May 1, 2003, is incorporated into this Prospectus by reference and is available upon request free of charge by calling our toll free number at 888-855-5100. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reading Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 450 5th Street, N.W., Washington, D.C. 20549-0102. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-942-8090.

SAI TABLE OF CONTENTS


                                                                           Page

Ways we pay policy proceeds...............................................  2
How we market the policies................................................  2
Legal proceedings.........................................................  2
Insurance regulation that applies to Equitable Life.......................  2
Custodian and independent accountants.....................................  3
Financial statements......................................................  3






















                                                                       811-04335

Incentive Life(SM)
A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, prospectuses that contain important information about the Portfolios accompany this prospectus.


PROSPECTUS DATED MAY 1, 2003
--------------------------------------------------------------------------------

This prospectus describes many aspects of an Incentive Life(SM) policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under Incentive Life(SM). To make this prospectus easier to read, we sometimes use different words than the policy. Equitable Life or your financial professional can provide any further explanation about your policy.


WHAT IS INCENTIVE LIFE(SM)?

Incentive Life(SM) is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:



--------------------------------------------------------------------------------
Variable investment options
Fixed income
--------------------------------------------------------------------------------
o AXA Premier VIP Core Bond              o EQ/High Yield
o EQ/Alliance Quality Bond               o EQ/Money Market
o EQ/Alliance Intermediate Government
  Securities
--------------------------------------------------------------------------------
Domestic stocks
--------------------------------------------------------------------------------
o AXA Premier VIP Health Care            o EQ/Bernstein Diversified Value
o AXA Premier VIP Large Cap Core         o EQ/Capital Guardian Research
  Equity                                 o EQ/Capital Guardian U.S. Equity
o AXA Premier VIP Large Cap Growth       o EQ/Equity 500 Index
o AXA Premier VIP Large Cap Value        o EQ/Evergreen Omega
o AXA Premier VIP Small/Mid Cap          o EQ/FI Mid Cap
  Growth                                 o EQ/FI Small/Mid Cap Value
o AXA Premier VIP Small/Mid Cap Value    o EQ/Janus Large Cap Growth
o AXA Premier VIP Technology             o EQ/Marsico Focus
o AXA Rosenberg VIT Value Long/Short     o EQ/Mercury Basic Value Equity
  Equity                                 o EQ/MFS Emerging Growth Companies
o EQ/Aggressive Stock                    o EQ/MFS Investors Trust
o EQ/Alliance Common Stock               o EQ/Putnam Growth & Income Value
o EQ/Alliance Growth and Income          o EQ/Small Company Index
o EQ/Alliance Premier Growth             o PEA Renaissance
o EQ/Alliance Small Cap Growth           o U.S. Real Estate -- Class I
o EQ/Alliance Technology
--------------------------------------------------------------------------------
International stocks
--------------------------------------------------------------------------------
o AXA Premier VIP International Equity   o EQ/Emerging Markets Equity
o EQ/Alliance International              o EQ/Putnam International Equity
--------------------------------------------------------------------------------
Balanced/hybrid
--------------------------------------------------------------------------------
o EQ/Balanced
--------------------------------------------------------------------------------



Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, AXA Premier VIP Trust, The Universal Institutional Funds, Inc., PIMCO Advisors VIT or Barr Rosenberg Variable Insurance Trust (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.


OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for a number of years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) change the amount of insurance coverage, (5) choose between two life insurance benefit options, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by "riders" to your policy.

OTHER EQUITABLE LIFE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with Incentive Life(SM) or another policy may not be to your advantage. You can contact us to find out more about any other Equitable Life insurance policy.



The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                          X00531

Contents of this prospectus
--------------------------------------------------------------------




--------------------------------------------------------------------------------

1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS                 1

--------------------------------------------------------------------------------
How you can pay for and contribute to your policy                            1
The minimum amount of premiums you must pay                                  1
You can guarantee that your policy will not terminate
     before a certain date                                                   2
You can elect a "paid up" death benefit guarantee                            2
Investment options within your policy                                        3
About your life insurance benefit                                            3

You can increase or decrease your insurance coverage                         4
Accessing your money                                                         5
Risks of investing in a policy                                               5


--------------------------------------------------------------------------------
2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU
   WILL PAY                                                                  6
--------------------------------------------------------------------------------
Tables of policy charges                                                     6
How we allocate charges among your investment options                       10
Changes in charges                                                          10


--------------------------------------------------------------------------------
3. WHO IS EQUITABLE LIFE?                                                   11
--------------------------------------------------------------------------------
How to reach us                                                             11
About our Separate Account FP                                               12
Your voting privileges                                                      12


--------------------------------------------------------------------------------
4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       13
--------------------------------------------------------------------------------
Portfolios of the Trusts                                                    13



--------------------------------------------------------------------------------
5. DETERMINING YOUR POLICY'S VALUE                                          17
--------------------------------------------------------------------------------

Your account value                                                          17


----------------------
"We," "our" and "us" refer to Equitable Life. "Financial professional" means the registered representative of AXA Advisors who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.

When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer Incentive Life(SM) anywhere such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.

i  Contents of this prospectus

--------------------------------------------------------------------------------
6. TRANSFERRING YOUR MONEY AMONG OUR
   INVESTMENT OPTIONS                                                       18
--------------------------------------------------------------------------------
Transfers you can make                                                      18

How to make transfers                                                       18

Our dollar cost averaging service                                           18
Our asset rebalancing service                                               18


--------------------------------------------------------------------------------
7. ACCESSING YOUR MONEY 20
--------------------------------------------------------------------------------
Borrowing from your policy                                                  20
Making withdrawals from your policy                                         20
Surrendering your policy for its net cash
     surrender value                                                        21
Your option to receive a living benefit                                     21


--------------------------------------------------------------------------------
8. TAX INFORMATION                                                          22
--------------------------------------------------------------------------------
Basic tax treatment for you and your beneficiary                            22
Tax treatment of distributions to you (loans, partial
     withdrawals, and full surrender)                                       22
Tax treatment of living benefits proceeds                                   23
Effect of policy on interest deductions taken by
     business entities                                                      23
Requirement that we diversify investments                                   23
Estate, gift, and generation-skipping taxes                                 24
Pension and profit-sharing plans                                            24
Split-dollar and other employee benefit programs                            24
ERISA                                                                       24
Our taxes                                                                   24
When we withhold taxes from distributions                                   25
Possibility of future tax changes and other tax information                 25




--------------------------------------------------------------------------------
9. MORE INFORMATION ABOUT POLICY FEATURES AND
     BENEFITS                                                               26
--------------------------------------------------------------------------------
Alternative higher death benefit in certain cases                           26
Guarantee premium test for no-lapse guarantees                              26
Paid up death benefit guarantee                                             27
Other benefits you can add by rider                                         27
Customer loyalty credit                                                     28
Variations among Incentive Life(SM) policies                                28
Your options for receiving policy proceeds                                  28
Your right to cancel within a certain number of days                        29


--------------------------------------------------------------------------------
10. MORE INFORMATION ABOUT CERTAIN POLICY CHANGES                           30
--------------------------------------------------------------------------------
Deducting policy charges                                                    30


--------------------------------------------------------------------------------
11. MORE INFORMATION ABOUT PROCEDURES THAT
    APPLY TO YOUR POLICY                                                    32

--------------------------------------------------------------------------------
Dates and prices at which policy events occur                               32
Policy issuance                                                             32
Ways to make premium and loan payments                                      33
Assigning your policy                                                       33
You can change your policy's insured person                                 32
Requirements for surrender requests                                         34
Gender-neutral policies                                                     34
Future policy exchanges                                                     34



--------------------------------------------------------------------------------

12. MORE INFORMATION ABOUT OTHER MATTERS                                    35

--------------------------------------------------------------------------------

About our general account                                                   35
Transfers of your account value                                             35
Telephone and EQAccess requests                                             35

Suicide and certain misstatements                                           36
When we pay policy proceeds                                                 36
Changes we can make                                                         36

Reports we will send you                                                    37



--------------------------------------------------------------------------------

13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT
    FP AND EQUITABLE LIFE                                                   38
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14. PERSONALIZED ILLUSTRATIONS 39
--------------------------------------------------------------------------------
Illustrations of policy benefits                                            39



--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------

I -- Information on market performance                                     I-1
II -- An index of key words and phrases                                   II-2
III -- Hypothetical illustrations                                        III-3


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Following the Appendices of this prospectus or accompanying this prospectus (but not a part of this prospectus) are the prospectuses for the applicable underlying Trusts.



                                                 Contents of this prospectus  ii

1. Risk/benefit summary: Policy features, benefits and risks

--------------------------------------------------------------------------------

Incentive Life(SM) is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this "base policy" are described below.


Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Riders include the Incentive Term rider, discussed below and other riders providing incidental insurance benefits that are listed in "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.



HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies on an automatic premium payment plan may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an Incentive Life(SM) policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the Incentive Life(SM) policy, subject to our administrative rules then in effect.In this case, we will treat any cash paid, plus any loaned amount carried over to the Incentive Life(SM) policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).

--------------------------------------------------------------------------------
You can generally pay premiums at such times and in such amounts as you like, so long as you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.
--------------------------------------------------------------------------------

LIMITS ON PREMIUM PAYMENTS. The federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would exceed those limits to you.

You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premium you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay.

If at any time when your policy's account value is high enough that the alternative death benefit discussed later in this prospectus would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if it does not have enough "net cash surrender value" to pay your policy's monthly charges when due unless:

o you have paid sufficient premiums to maintain one of our available guarantees against termination and your policy is still within the period of that guarantee and you do not have an outstanding loan (see "You can guarantee that your policy will not terminate before a certain date" below) or

o you have elected the "paid up" death benefit guarantee and it remains in effect and you do not have an outstanding loan (see "You can elect a "paid up" death benefit guarantee" below).

("Net cash surrender value" is explained under "Surrendering your policy for its net cash surrender value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the


1 Risk/benefit summary: Policy features, benefits and risks policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

--------------------------------------------------------------------------------
Your policy will terminate if you don't pay enough premiums (i) to pay the charges we deduct or (ii) to maintain in effect one of the guarantees that can keep your policy from terminating. However, we will first send you a notice and give you the opportunity to pay any shortfall.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also present evidence of insurability satisfactory to us and pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover (i) total monthly deductions for 3 months, calculated from the effective date of restoration; (ii) any excess of the applicable surrender charge on the date of restoration over the surrender charge that was deducted on the date of default; and (iii) the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.


YOU CAN GUARANTEE THAT YOUR POLICY WILL NOT TERMINATE BEFORE A CERTAIN DATE

You can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premium. We call these amounts "guarantee premiums" and they will be set forth on page 3 of your policy. In most states you have three options for how long the guarantee will last. One of these options is discussed below under "Enhanced death benefit guarantee." The other two guarantee options are as follows:

(1) a guarantee for the first five years of your policy (the policy calls this the "no-lapse guarantee")

                                       or

(2) a guarantee until the insured reaches age 70, but in no case less than 10 years (the policy calls this the "death benefit guarantee"). If your policy is issued with the Incentive Term rider, the "death benefit guarantee" is not available. See the Incentive Term rider section under "Other benefits you can add by rider" later in this prospectus, for more information.

In some states, these guarantees may be unavailable, limited to shorter periods, or referred to by different names.

We make no extra charge for either of these two guarantees against policy termination. However, in order for either of those guarantees to be available, you must have satisfied the "guarantee premium test" (discussed in "Guarantee premium test for no-lapse guarantees" under "More information about policy features and benefits" later in this prospectus) and you must not have any outstanding policy loans. Maintaining the "age 70/10 year" guarantee against policy termination (where available) will require you to pay more premiums than maintaining only the five-year guarantee.

--------------------------------------------------------------------------------
In most states, if you pay at least certain prescribed amounts of premiums, and have no policy loans, your policy will not terminate for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.
--------------------------------------------------------------------------------

ENHANCED DEATH BENEFIT GUARANTEE. On your application for a policy, you may elect an enhanced death benefit guarantee rider, that will guarantee your policy against termination for a longer period of time than either of the two guarantee options described above. If elected, a monthly charge of $.02 per $1,000 of the policy's face amount is deducted from your account value for this guarantee. To elect this feature, all of your policy's account value must be allocated to our variable investment options.

While the enhanced death benefit guarantee is in effect, your policy will not lapse, even if your net cash surrender value is insufficient to pay a monthly deduction that has become due, as long as you do not have an outstanding loan (or you repay the loan within the 61-day grace period). This guarantee is available for the following periods:

(a) If you have always chosen death benefit Option A, for the life of the insured person; or

(b) If you have ever selected death benefit Option B (even if you subsequently changed it to Option A), until the later of the policy anniversary nearest to when the insured person reaches age 80 or the end of the 15th year of the policy.

This option is not available in all states or if your policy is issued with the Incentive Term rider.

If you have elected the enhanced death benefit guarantee, we test on each policy anniversary to see if the required premium (the enhanced death benefit "guarantee premium") has been paid. (The enhanced death benefit guarantee premium will be set forth on page 3 of your policy on a monthly basis.) The required premium has been paid if the total of all premiums paid, less all withdrawals, is at least equal to the total of all enhanced death benefit guarantee premiums due to date. Unlike the test for the shorter duration guarantees discussed above, we do not compound these amounts using any hypothetical interest rate.

If the required premium has not been paid as of any policy anniversary, we will mail you a notice requesting that you send us the shortfall. If we do not receive this additional premium, the enhanced death benefit guarantee will terminate. The enhanced death benefit guarantee also will terminate if you request that we cancel it, or if you allocate any value to our guaranteed interest option. If the enhanced death benefit guarantee terminates, the related charge terminates, as well. Once terminated, this guarantee can never be reinstated or restored.


YOU CAN ELECT A "PAID UP" DEATH BENEFIT GUARANTEE

Under certain circumstances, you may elect to take advantage of our "paid up" death benefit guarantee at any time after the fourth year of your policy. If you elect the paid up death benefit guarantee, we may


                   Risk/benefit summary: Policy features, benefits and risks   2
initially reduce your base policy's face amount (see below). Thereafter, your policy will not lapse and the death benefit will never be less than the base policy's face amount, so long as the guarantee remains in effect. The guarantee will terminate, however, if (i) at any time following the election, the sum of any outstanding policy loans, accrued interest, and any "restricted" amount due to exercise of a living benefits rider, together with any then applicable surrender charge, exceeds your policy's account value or if (ii) you request us to terminate the election. For more information about the circumstances under which you can elect the paid-up death benefit, the possible reduction in face amount after this guarantee is elected, (including the possible imposition of surrender charges upon such reduction), and other effects of this guarantee on your policy, see, "Paid up death benefit guarantee" under "More information about policy features and benefits" later in this Prospectus.



INVESTMENT OPTIONS WITHIN YOUR POLICY


We will initially put all unloaned amounts which you have allocated to variable investment options into our EQ/Money Market investment option. On the first business day following the twentieth day after your policy is issued (the "Allocation Date"), we will re-allocate that investment in accordance with your premium allocation instructions then in effect. You give such instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

--------------------------------------------------------------------------------
You can choose among variable investment options.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.


The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.

Our arrangement with Portfolio sponsors that are not affiliated with us may provide that they or one of their affiliates will pay us based on a percentage (up to 0.30% on an annual basis) of the net assets of a Portfolio attributable to the Policies. These fees are not charged to you, the Separate Account or the Portfolio.


GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (3% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")


--------------------------------------------------------------------------------
We will pay at least 3% annual interest on our guaranteed interest option.
--------------------------------------------------------------------------------
ABOUT YOUR LIFE INSURANCE BENEFIT


YOUR POLICY'S FACE AMOUNT. In your application to buy an Incentive Life(SM) policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $50,000 is the smallest amount of coverage you can request.


If you are applying for $1.1 million or more of coverage, you should consider whether it would be to your advantage to take out some of your coverage under our Incentive Term rider. This rider generally provides fewer guarantees and lower charges. See "The Incentive Term rider" below.

--------------------------------------------------------------------------------

If the insured person dies, we pay a life insurance benefit to the "beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. We also have options available for the manner in which we pay death benefits (see "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus).
--------------------------------------------------------------------------------

YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;

                                       or

o Option B -- The face amount plus the policy's "account value" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES. Your policy is designed to always provide a minimum level of insurance protection


3 Risk/benefit summary: Policy features, benefits and risks relative to your policy's value, in part to meet the Internal Revenue Code's definition of "life insurance." For more information on the alternative higher death benefit and for information on other adjustments to the death benefit, see "More information about policy features and benefits" later in this prospectus.

THE INCENTIVE TERM RIDER. The Incentive Term rider allows you to purchase additional coverage on the insured person if the face amount of your base Incentive Life(SM) policy is $1,000,000 or more. The minimum amount available is $100,000 and the maximum amount is equal to 80% of the total amount (which is the base policy face amount plus the face amount under the Incentive Term rider). Choosing term coverage under this rider in lieu of coverage under your base Incentive Life(SM) policy can reduce your total charges. Our "cost of insurance" charges under the Incentive Term rider are currently lower than they are for coverage under the base policy, and this coverage does not have surrender charges. We reserve the right to raise the insurance rates for this rider at any time so that they could exceed the rates for the base policy. But rates for the term rider will not be raised above the maximum rates we are permitted to charge under your base policy.

If your policy is issued with an Incentive Term rider, the "death benefit guarantee" and the "enhanced" death benefit guarantee are not available. Further, the "paid up" death benefit guarantee is only available with respect to the base coverage. Therefore, if any of these death benefit guarantees is your priority, you should not take any coverage under the Incentive Term rider.

Except as noted in the next sentence, if you request a face amount decrease (or a partial withdrawal that results in a face amount decrease) or a face amount increase, we will adjust your base policy face amount and your Incentive Term rider face amount proportionately, so that the ratio between the two remains the same. However, to the extent that such a reduction of the base policy face amount would cause the face amount to fall below the minimum we are then requiring for new policies, we will make such reduction from the Incentive Term rider face amount only.

Any change in the death benefit option will not change the Incentive Term rider's face amount, unless the alternative death benefit is in effect. If it is, any change in your death benefit option will cause your Incentive Term rider's face amount to be automatically reduced as discussed below under "Change of death benefit option."

When the alternative death benefit becomes applicable, the death benefit under the base policy is increased and the death benefit under the Incentive Term rider is automatically reduced by the same amount (but not below zero).

Use of the Incentive Term rider instead of an equal amount of coverage under the base policy generally reduces commissions. Therefore, an agent may receive a higher commission for selling you a policy that does not include the Incentive Term rider.

See also "Tax information" later in this prospectus for certain possible tax consequences of face amount changes or adding or deleting riders.

--------------------------------------------------------------------------------
You can request a change in your death benefit option any time after the second year of the policy; however changes to Option B are not permitted beyond the policy year in which the insured person reaches age 80.
--------------------------------------------------------------------------------

CHANGE OF DEATH BENEFIT OPTION. If you change from Option A to B, we automatically reduce your base policy's face amount by an amount equal to your policy's account value at the time of the change. We may refuse this change if the policy's face amount would be reduced below our then current minimum for new policies. Changes from Option A to Option B are not permitted once the insured person reaches age 81.

If you change from Option B to A, we automatically increase your base policy's face amount by an amount equal to your policy's account value at the time of the change.

If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option:

o we will determine the new base policy face amount somewhat differently from the general procedures described above, and

o we will automatically reduce the face amount of any Incentive Term rider that you then have in effect (we discuss the Incentive Term rider above under "The Incentive Term rider").

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. Please refer to "Tax information" later in this prospectus, to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.

YOU CAN INCREASE OR DECREASE YOUR INSURANCE COVERAGE

If the face amount increase endorsement is issued with your policy, you may increase the life insurance coverage under your policy by requesting an increase in your policy's face amount. You can do so any time after the first year of your policy. You may request a decrease in your policy's face amount any time after the second year of your policy. The requested increase or decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount.

We can refuse any requested increase or decrease. We will not approve any increase or decrease if we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy. We will also not approve a face amount increase if the insured person has reached age 81.

The following additional conditions also apply:

FACE AMOUNT INCREASES. We treat an increase in face amount in many respects as if it were the issuance of a new policy. For example, you must submit satisfactory evidence that the insured person still meets our requirements for coverage. Also, we establish additional amounts of surrender charge and guarantee premiums under your policy for the face amount increase, reflecting the amount of additional coverage.

In most states, you can cancel the face amount increase within 10 days after you receive a new policy page showing the increase. If you cancel, we will reverse any charges attributable to the increase and recalculate all values under your policy to what they would have been had the increase not taken place.

The monthly insurance charge we make for the amount of the increase will be based on the age and other insurance risk characteristics of the insured person and the policy year at the time of the increase. If we


                   Risk/benefit summary: Policy features, benefits and risks   4
refuse a requested face amount increase because the insured person's risk characteristics have become less favorable, we may issue the additional coverage as a separate Incentive Life(SM) policy with a different insurance risk classification. In that case, we would waive the monthly administrative charge that otherwise would apply to that separate policy.

FACE AMOUNT DECREASES. You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. Guarantee premiums, as well as our monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 15 years of your policy, or during the first 15 years after a face amount increase you have requested, we will deduct all or part of the remaining surrender charge from your policy. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. We deduct the charge from the same investment options as if it were a part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future on account of a prior decrease in face amount. This could have adverse tax consequences.


ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the difference between your policy's account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest) and less any amounts restricted following your receipt of a living benefits payment. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this Prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy. See "Making withdrawals from your policy" later in this prospectus for more information. Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax Information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.


RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the table below.

o You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


5  Risk/benefit summary: Policy features, benefits and risks

2. Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions.

This table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount, transfer policy account value among investment options or the policy terminates without value at the end of a grace period.



------------------------------------------------------------------------------------------------------------------------------------
                        Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
Charge                       When charge is deducted          Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Premium charge               Deducted from each premium       6% of each premium payment. We may increase this charge higher than
                             when added to your account       6%, however, as a result of changes in the tax laws which increase our
                             value                            expenses. Currently, we reduce this charge to 3% of
                                                              each premium payment after a certain amount.(1)
------------------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) or    Deducted from your account       The amount of the surrender charge is set forth in
termination of your policy   value at the time you            your policy.(2)
during its first 15 years    surrender or upon
                             termination without value at
                             the end of a grace period.

  Lowest and highest                                          For any policy the lowest initial surrender charge per $1,000 of
  charge                                                      initial base face amount would be $2.91, and the highest initial surrender charge per $1,000 of initial base policy face amount would be $12.99

  Charge for a                                                The initial surrender charge per $1,000 of initial base policy face
  representative insured                                      amount is $6.30 for a male, non-tobacco user, age 35 at issue with an initial base policy face amount of $425,000.
------------------------------------------------------------------------------------------------------------------------------------
Surrender or termination     Deducted from your account       An amount of surrender charge that we will compute on essentially the
of your policy during the    value at the time you            same basis as above (see "Surrender (turning in) or termination of
first 15 years after you     surrender or upon                your policy first 15 years"), as if each such face amount increase had
have requested an            termination without value at     been a separate, newly-issued Incentive Life(SM) policy.(3)
increase in your policy's    the end of a grace period.
face amount

  Lowest and highest                                          For any policy, the lowest initial surrender charge per $1,000 of base
  charge                                                      policy face amount increase would be $3.53, and the highest initial surrender charge per $1,000 of base policy face amount increase would be $12.99.

  Charge for a                                                The initial surrender charge per $1,000 of face amount increase would
  representative insured                                      be $6.37 for a male non-tobacco user, age 35 at the time of the increase.
------------------------------------------------------------------------------------------------------------------------------------
Request a decrease in your   Deducted from your account       A pro rata portion of the full surrender charge that would apply to a
policy's face amount         value on the effective date of   surrender at the time of the decrease.
                             the decrease
------------------------------------------------------------------------------------------------------------------------------------
Transfers among              Deducted when you transfer       $25 per transfer (maximum); $0 (current).(4)
investment options           account value among
                             investment options
------------------------------------------------------------------------------------------------------------------------------------




                       Risk/benefit summary: Charges and expenses you will pay 6

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.



------------------------------------------------------------------------------------------------------------------------------------
    Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
Charge                      When charge is deducted           Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charges(5)   Deducted from your account        (i) For adults (issue age 18 and older), $20 in each of your policy's
                            value each month                  first 12 months or, for children, $10 in each of your policy's first
                                                              24 months, and (ii) for everyone, a maximum charge of $10 in each subsequent month (currently we charge $7 in each subsequent month).
------------------------------------------------------------------------------------------------------------------------------------
Cost of insurance
charges(5)(6)(7)

  Lowest and highest        Deducted from your account        The lowest maximum monthly charge per $1,000 of the amount for which
  charge                    value each month                  we are at risk(8) under your base policy on the date of the deduction is $0.06 and the highest maximum monthly charge per $1,000 is $83.34.

  Charge for a                                                The maximum monthly charge per $1,000 in the first policy year is
  representative insured                                      $0.15 for a male insured age 35 in the standard, non-tobacco user risk class. (9)
------------------------------------------------------------------------------------------------------------------------------------
Optional rider charges

Disability deduction        Deducted from your account        Amount charged as a percentage of the other monthly charges
waiver(6)                   value each month while rider      from your policy's value.
                            is in effect.

  Lowest and highest                                          The lowest maximum monthly charge is 7% and the highest maximum
  charge                                                      monthly charge is 132%.

  Charge for a                                                The maximum monthly charge in the first policy year is 12% for a male
  representative insured                                      insured age 35 who is not in a rated risk class.(10)

Disability premium
waiver(6)

  Lowest and highest        Deducted from your account        Amount charged for disability premium waiver per $1,000 of benefit for
  charge                    value each month while rider      which such rider is purchased(11) as follows:
                            is in effect and while any          Initial base policy face amount: The lowest monthly charge per
                            option to purchase additional       $1,000 is $0.02 and the highest monthly charge per $1,000 is
                            insurance, children's term          $0.71.(12)
                            rider, 10 year renewable            Option to purchase additional insurance: The lowest monthly charge
                            term rider and/or cost of living    per $1,000 is $0.02 and the highest monthly charge per $1,000 is
                            rider are in effect.                $0.08.
                                                                Children's term insurance: The lowest monthly charge per $1,000 is
                                                                $0.01 and the highest monthly charge per $1,000 is $0.03.
                                                                10 year renewable term rider: The lowest monthly charge per $1,000 is $0.007 and the highest monthly charge per $1,000 is $0.22.
                                                                cost of living rider: The lowest monthly charge per $1,000 is $0.003 and the highest monthly charge per $1,000 is 0.06.


7 Risk/benefit summary: Charges and expenses you will pay

  Charge for a                                                  Amount charged for disability premium waiver per $1,000 of as
  representative insured                                        follows:
                                                                  Initial base policy face amount: The monthly charge per $1,000 is
                                                                  $0.07 for a male insured age 35 at issue in the non-rated
                                                                  non-tobacco user risk class.
                                                                  Option to purchase additional insurance: The monthly charge per
                                                                  $1,000 is $0.03 for an insured age 35 at issue who is not in a rated risk class.
                                                                  Children's term insurance: The monthly charge per $1,000 is $0.01 for an insured who is not in a rated risk class.
                                                                  10 year renewable term rider: The monthly charge per $1,000 in the first policy year is $0.007 for an insured age 35 at issue who is not in a rated risk class.
                                                                  cost of living rider: The monthly charge per $1,000 is $0.02 for an insured age 35 at issue who is not in a rated risk class.

Option to purchase
additional insurance(6)

  Lowest and highest          Deducted from your account          The lowest monthly charge per $1,000 of option to purchase
  charge                      value each month while rider        additional insurance is $0.04 and the highest monthly charge per
                              is in effect                        $1,000 is $0.17.

  Charge for a                                                    The monthly charge per $1,000 is $0.16 for an insured age 35 at
  representative insured                                          issue.

Accidental death benefit
rider(6)

  Lowest and highest          Deducted from your account          The lowest monthly charge per $1,000 of accidental death benefit
  charge                      value each month while rider        is $0.08 and the highest monthly charge per $1,000 is $0.44.
                              is in effect

  Charge for a                                                    The monthly charge per $1,000 is $0.08 for an insured age 35 at
  representative insured                                          issue who is not in a rated risk class.

Cost of living rider(6)

  Lowest and highest          Deducted from your account          The lowest monthly charge per $1,000 of base policy face amount
  charge                      value each month while rider        at the time of the deduction is $0.004 and the highest monthly
                              is in effect                        charge per $1,000 is $0.08.

  Charge for a                                                    The monthly charge per $1,000 is $0.02 for a male insured age 35
  representative insured                                          at issue who is in the non-tobacco user risk class.

10 year renewable term
insurance on the insured
person or an additional
insured person(6)(7)

  Lowest and highest          Deducted from your account          The lowest monthly charge per $1,000 of ten-year renewable term
  charge                      value each month while rider        insurance is $0.09 and the highest monthly charge per $1,000 is
                              is in effect                        $4.50.

  Charge for a                                                    The monthly charge per $1,000 in the first policy year is $0.17
  representative insured                                          for a male insured (or additional insured) age 35 at issue who is in the non-tobacco user risk class and who is not in a rated risk class.

Incentive term rider(5)(6)(7)

  Lowest and highest          Deducted from your account          The lowest maximum monthly charge per $1,000 of rider death
  charge                      value each month while rider        benefit is $0.06 and the highest maximum monthly charge per $1,000 is $83.34.


                       Risk/benefit summary: Charges and expenses you will pay 8

  Charge for a                                                The maximum monthly charge per $1,000 in the first policy year is
  representative insured                                      $0.15 for a male insured age 35 in the standard non-tobacco user risk class.(9)

Enhanced death benefit      Deducted from your account        The monthly charge per $1,000 of base policy face amount at the time
guarantee(5)                value each month while rider      of the deduction is $0.02.(13)
                            is in effect

Children's term insurance   Deducted from your account        The monthly charge per $1,000 of children's term insurance is $0.50.
                            value each month while rider
                            is in effect
------------------------------------------------------------------------------------------------------------------------------------
Mortality and expense       Deducted from amounts in          A maximum (annual rate) of 0.90% of the value you have in our variable
risk charge                 your policy's variable            investment options; currently, we charge 0.60% (annual rate) of the
                            investment options each day       value you have in our variable investment options.
------------------------------------------------------------------------------------------------------------------------------------


(1) Currently, we reduce this charge after an amount equal to ten "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's characteristics. In addition, if your policy includes the accounting benefit endorsement, a portion of the deductions from premiums will be refunded upon surrender within the first three policy years (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).

(2) Beginning in your policy's ninth year, this amount declines at a constant rate each month until no surrender charge applies to surrenders made after the policy's 15th year. The initial amount of surrender charge depends on each policy's specific characteristics. In addition, if your policy includes the accounting benefit endorsement, the surrender charges are reduced (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).

(3) This additional surrender charge, however, applies only to the amount (if any) by which the increase causes the face amount to exceed its highest previous amount. For these purposes, we disregard any face amount changes that we make automatically as a result of any change in your death benefit option.

(4) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our Dollar Cost Averaging service or Asset Rebalancing service as discussed later in this prospectus.

(5) Not applicable after the insured person reaches age 100.

(6) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.


(7) Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.

(8) Our amount "at risk" is the difference between the amount of death benefit and the account value as of the deduction date.

(9) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000.

(10)The current monthly charges for this rider are lower than the maximum monthly charges.

(11)Amount charged equals the sum of disability premium waiver rider charges corresponding to the base policy, and to any option to purchase additional insurance, children's term insurance, 10 year renewable term and/or cost of living riders that you have added to your policy.

(12)The monthly charges corresponding to the base policy will be adjusted proportionately to any face amount reduction made at your request or resulting from a partial withdrawal under death benefit Option A.

(13)The "face amount" is the base amount of insurance coverage under your policy.


9 Risk/benefit summary: Charges and expenses you will pay

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.



----------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
----------------------------------------------------------------------------------
                                             Lowest     Highest
----------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses    0.57%      4.87%
for 2002 (expenses that are deducted
from Portfolio assets including management
fees, 12b-1 fees, service fees and/or other
expenses)(1)
----------------------------------------------------------------------------------



(1) Equitable Life, the manager of the AXA Premier VIP Trust and the EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2004. Under these Agreements, Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits such Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT -- PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. AXA Rosenberg Investment Management LLC, the manager of the Barr Rosenberg Variable Insurance Trust -- AXA Rosenberg VIT Value Long/Short Equity Fund, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions each EQ Advisors Trust Portfolio pays is used to reduce the Portfolio's expenses. If the above table reflected these expense limitation arrangements and the portion of the brokerage commissions used to reduce Portfolio expenses, the lowest and highest figures would be as shown in the table below:




-----------------------------------------------------------------------------------------
                                                                      Lowest     Highest
-----------------------------------------------------------------------------------------
 Total Annual Portfolio Operating Expenses for 2002 (expenses that    0.57%      2.00%
 are deducted from Portfolio assets including management fees,
 12b-1 fees, service fees and/or other expenses) after expense cap
-----------------------------------------------------------------------------------------
 Total Annual Portfolio Operating Expenses for 2002 (expenses that    0.43%      2.00%
 are deducted from Portfolio assets including management fees,
 12b-1 fees, service fees and/or other expenses) after expense cap and after a portion of the brokerage commissions that the Portfolio pays is used to reduce the Portfolio's expenses
-----------------------------------------------------------------------------------------


HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS


In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.



CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policyholders of a given class, and will be determined based on reasonable assumptions as to expenses, mortality, policy and contract claims, taxes, investment income and lapses. Any changes in charges may apply to then in-force policies, as well as to new policies.


                      Risk/benefit summary: Charges and expenses you will pay 10

3. Who is Equitable Life?

--------------------------------------------------------------------------------

We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life has any legal responsibility to pay amounts that Equitable Life owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $415.31 billion in assets as of December 31, 2002. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.



HOW TO REACH US


To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.



--------------------------------------------------------------------------------
BY MAIL:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047


--------------------------------------------------------------------------------
BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------
At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277


--------------------------------------------------------------------------------
BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------
Automated system available every day, from 6 AM to 4 AM, Eastern Time; customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.


--------------------------------------------------------------------------------
BY E-MAIL:
--------------------------------------------------------------------------------
life-service@equitable.com


--------------------------------------------------------------------------------
BY FACSIMILE (FAX):
--------------------------------------------------------------------------------
1-704-540-9714


--------------------------------------------------------------------------------
BY INTERNET:
--------------------------------------------------------------------------------
Our Web site (www.AXAonline.com) can also provide you information; some of the forms listed below are available for you to print out through our Web site by clicking on "Customer Service Life Insurance" and selecting "Forms" from the right side of the screen. You can also access your policy information through our Web site by enrolling in EQAccess.

                      ----------------------------------

We require that the following types of communications be on specific forms we provide for that purpose:

(1)  request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3)  request for asset rebalancing; and

(4)  designation of new policy owner(s).

We also have specific forms that we recommend you use for the following:

(a)  policy surrenders;

(b)  address changes;

(c)  beneficiary changes;

(d)  transfers between investment options; and

(e)  changes in allocation percentages for premiums and deductions.


You can change your allocation percentages and/or transfer among investment options (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess requests" later in this prospectus.


Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")


11  Who is Equitable Life?

Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


ABOUT OUR SEPARATE ACCOUNT FP


Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of Equitable Life's other assets.


Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

Each subaccount (variable investment option) of Separate Account FP available under Incentive Life(SM) invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.


The Trusts sell their shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.



YOUR VOTING PRIVILEGES


Voting of Portfolio shares. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.


Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policyowner. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of Incentive Life(SM) and other policies that Separate Account FP supports.


                                                      Who is Equitable Life?  12

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the Incentive Life(SM) policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.


Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.




--------------------------------------------------------------------------------------------------------------------------------
PORTFOLIOS OF THE TRUSTS
 AXA Premier VIP Trust
--------------------------------------------------------------------------------------------------------------------------------
Portfolio Name                Objective                                       Adviser
AXA PREMIER VIP CORE BOND     Seeks a balance of a high                       o BlackRock Advisors, Inc.
                              current income and capital appreciation,        o Pacific Investment Management Company
                              consistent with a prudent level of risk           LLC
--------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital               o A I M Capital Management, Inc.
                                                                              o Dresdner RCM Global Investors LLC
                                                                              o Wellington Management Company, LLP
--------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP               Seeks long-term growth of capital               o Alliance Capital Management L.P., through its
 INTERNATIONAL EQUITY                                                           Bernstein Investment Research and Manage-
                                                                                ment Unit
                                                                              o Bank of Ireland Asset Management
                                                                                 (U.S.) Limited
                                                                              o OppenheimerFunds, Inc.
--------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital               o Alliance Capital Management L.P., through its
 CORE EQUITY                                                                    Bernstein Investment Research and Manage-
                                                                                ment Unit
                                                                              o Janus Capital Management LLC
                                                                              o Thornburg Investment Management, Inc.
--------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital               o Alliance Capital Management L.P.
 GROWTH                                                                       o Dresdner RCM Global Investors LLC
                                                                              o TCW Investment Management Company
--------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital               o Alliance Capital Management L.P.
 VALUE                                                                        o MFS Investment Management
                                                                              o Institutional Capital Corporation
--------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     Seeks long-term growth of capital               o Alliance Capital Management L.P.
 CAP GROWTH                                                                   o Provident Investment Counsel, Inc.
                                                                              o RS Investment Management, LP
--------------------------------------------------------------------------------------------------------------------------------


13 About the Portfolios of the Trusts

Portfolios of the Trusts (continued)

--------------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP Trust
Portfolio Name                    Objective                                             Adviser
--------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID        Seeks long-term growth of capital                      o AXA Rosenberg Investment Management LLC
 CAP VALUE                                                                              o Wellington Management Company, LLP
                                                                                        o TCW Investment Management Company
--------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY       Seeks long-term growth of capital                      o Alliance Capital Management L.P.
                                                                                        o Dresdner RCM Global Investors LLC
                                                                                        o Firsthand Capital Management, Inc.
--------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name                  Objective                                              Adviser
--------------------------------------------------------------------------------------------------------------------------------
EQ/AGGRESSIVE STOCK              Seeks to achieve long-term growth of capital.          o Alliance Capital Management L.P.
                                                                                        o MFS Investment Management
                                                                                        o Marsico Capital Management, LLC
                                                                                        o Provident Investment Counsel, Inc.
--------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK         Seeks to achieve long-term growth of capital.          o Alliance Capital Management L.P.
--------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND           Seeks to provide a high total return.                  o Alliance Capital Management L.P.
 INCOME
--------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE         Seeks to achieve high current income consistent with   o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES           relative stability of principal.
--------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        Seeks to achieve long-term growth of capital.          o Alliance Capital Management L.P.
--------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       To achieve long-term growth of capital.                o Alliance Capital Management L.P.
--------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         Seeks to achieve high current income consistent with   o Alliance Capital Management L.P.
                                 moderate risk to capital.
--------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            Seeks to achieve long-term growth of capital.          o Alliance Capital Management L.P.
 GROWTH
--------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE TECHNOLOGY           Seeks to achieve long-term growth of                   o Alliance Capital Management L.P.
                                 capital. Current income is incidental to the
                                 Portfolio's objective.
--------------------------------------------------------------------------------------------------------------------------------
EQ/BALANCED                      Seeks to achieve a high return through both            o Alliance Capital Management L.P.
                                 appreciation of capital and current income.            o Capital Guardian Trust Company
                                                                                        o Mercury Advisors
                                                                                        o Jennison Associates LLC
--------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.                            o Alliance Capital Management L.P.,
                                                                                          through its Bernstein Investment Research
                                                                                          and Management Unit
--------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              To achieve long-term growth of capital.                o Capital Guardian Trust Company
 RESEARCH
--------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         To achieve long-term growth of capital.                o Capital Guardian Trust Company
 EQUITY
--------------------------------------------------------------------------------------------------------------------------------


                                           About the Portfolios of the Trusts 14

Portfolios of the Trusts (continued)

--------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
Portfolio Name                Objective                                                  Adviser
--------------------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY   Seeks long-term capital appreciation.                       o Morgan Stanley Investment Management,
                                                                                           Inc.
--------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX          Seeks a total return before expenses that approximates      o Alliance Capital Management L.P.
                             the total return performance of the S&P 500 Index,
                             including reinvestment of dividends, at a risk level consis-
                             tent with that of the S&P 500 Index.
--------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA           Seeks long-term capital growth.                             o Evergreen Investment Management
                                                                                           Company, LLC
--------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                Seeks long-term growth of capital.                          o Fidelity Management & Research Company

--------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE    Seeks long-term capital appreciation.                       o Fidelity Management & Research Company

--------------------------------------------------------------------------------------------------------------------------------
EQ/HIGH YIELD                Seeks to achieve a high total return through a combina-     o Alliance Capital Management L.P.
                             tion of current income and capital appreciation.            o Pacific Investment Management Company
                                                                                           LLC (PIMCO)
--------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH    Seeks long-term growth of capital.                          o Janus Capital Management LLC

--------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS             Seeks long-term growth of capital.                          o Marsico Capital Management, LLC

--------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE       Seeks capital appreciation and secondarily, income.         o Mercury Advisors
 EQUITY

--------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH       Seeks to provide long-term capital growth.                  o MFS Investment Management
 COMPANIES

--------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST       Seeks long-term growth of capital with secondary objec-     o MFS Investment Management
                             tive to seek reasonable current income.

--------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET              Seeks to obtain a high level of current                     o Alliance Capital Management L.P.
                             income, preserve its assets and maintain liquidity.

--------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME    Seeks capital growth. Current income is a secondary         o Putnam Investment Management, LLC
 VALUE                       objective.

--------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM INTERNATIONAL      Seeks capital appreciation.                                 o Putnam Investment Management, LLC
 EQUITY

--------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX       Seeks to replicate as closely as                            o Alliance Capital Management L.P.
                             possible (before the deduction of Portfolio
                             expenses) the total return of the Russell 2000
                             Index.
--------------------------------------------------------------------------------------------------------------------------------
 Barr Rosenberg Variable
 Insurance Trust
 Portfolio Name               Objective                                                  Investment Manager
--------------------------------------------------------------------------------------------------------------------------------
AXA ROSENBERG VIT VALUE      The Fund seeks to increase the value of your investment     o AXA Rosenberg Investment Management LLC
 LONG/SHORT EQUITY FUND      in bull markets and bear markets through strategies that
                             are designed to have limited exposure to general
                             equity market risk.
--------------------------------------------------------------------------------------------------------------------------------
 PIMCO Advisors VIT
 Portfolio Name               Objective                                                  Investment Manager
--------------------------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE              Long-term capital appreciation and income.                  o OpCap Advisors LLC
--------------------------------------------------------------------------------------------------------------------------------


15 About the Portfolios of the Trusts


---------------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                    Objective                                                     Investment Manager
---------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- CLASS I(1)   The portfolio seeks to provide above average current          o  Van Kampen(2)
                                 income and long-term capital appreciation by investing
                                 primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.
---------------------------------------------------------------------------------------------------------------------



(1) 'Class I' shares are defined in the current underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.

Other important information about the Portfolios is included in the prospectus for each Trust which accompanies this prospectus.


                                           About the Portfolios of the Trusts 16

5. Determining your policy's value

--------------------------------------------------------------------------------


YOUR ACCOUNT VALUE

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.


Your account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in
(iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. (Your policy and other supplemental material may refer to (ii) and (iii) above as our "Guaranteed Interest Account.") These amounts are subject to certain charges discussed in "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus.


--------------------------------------------------------------------------------
Your account value will be credited with the same returns as are achieved by the Portfolios or guaranteed interest option that you select, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). The units' values will be reduced, however, by the amount of the mortality and expense risk charge for that period (see "Table of policy charges" in "Charges and expenses you will pay" earlier in this prospectus). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts you have specifically requested that we allocate to that option and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 3% effective annual rate. The mortality and expense risk charge mentioned earlier in this prospectus does not apply to our guaranteed interest option.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


17  Determining your policy's value

6. Transferring your money among our investment options

--------------------------------------------------------------------------------
TRANSFERS YOU CAN MAKE

--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------

After your policy's Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500.

--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFER OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any policy year is the greater of (a) 25% of your then current balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.

We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").


HOW TO MAKE TRANSFERS

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.

TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus, from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Web site and enrolling in EQAccess. This service may not always be available. Generally, the above described restrictions relating to telephone transfers also apply to EQAccess transfers.


OUR DOLLAR COST AVERAGING SERVICE

We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

This service terminates when the EQ/Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.



OUR ASSET REBALANCING SERVICE


You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.


You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).



                        Transferring your money among our investment options  18

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.






19  Transferring your money among our investment options

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your Cash Surrender Value.) However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding. See "Your option to receive a living benefit" below.


--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. (Your policy may sometimes refer to the collateral as the "loaned policy account.") We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o   you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

o   we do not count the collateral when we compute our customer loyalty credit;
    and

o   the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 4% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) In no event, however, will the loan interest rate be greater than 15%. We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have outstanding loans). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 3% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest). Because we first offered Incentive Life(SM) policies in 1999 the interest rate differential has not yet been eliminated under any in-force policies.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment.

EFFECTS OF POLICY LOANS. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan can also cause any paid up death benefit guarantee to terminate or may cause any other guarantee against termination to become unavailable. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of policy loans.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.


MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment


                                                        Accessing your money  20
options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.

--------------------------------------------------------------------------------

You can withdraw all or part of your policy's net cash surrender value, although you may incur tax consequences by doing so.

--------------------------------------------------------------------------------


EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). If the paid up death benefit guarantee is in effect, a partial withdrawal will generally reduce the face amount by more than the amount of the withdrawal. Face amount reductions that occur automatically as a result of withdrawals, however, do not result in our deducting any portion of any then remaining surrender charge. We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.


If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal, even if the paid up death benefit guarantee is not then in effect. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining our other guarantees against termination, as well. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or because it could result in a death benefit guarantee not being in effect.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.


SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any amount of your account value that is "restricted" as a result of previously distributed "living benefits," and minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.

Please refer to "Tax information" below for the possible tax consequences of surrendering your policy and applicable waivers of surrender charges in the event of federal estate tax repeal.


YOUR OPTION TO RECEIVE A LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally 75%) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider).

We make no additional charge for the rider. However, if you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy, we refer to this as a "lien" we establish against your policy.)

When we pay a living benefit we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We will deduct these restricted amounts from any subsequent surrender proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------

21  Accessing your money

8. Tax information

--------------------------------------------------------------------------------
This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An Incentive Life(SM) policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy generally will not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.


TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, the selection of additional rider benefits, an increase in your policy's face amount (including pursuant to our cost-of-living rider), or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, there are overall limits on the amount of premiums you may pay under your policy in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.


                                                             Tax information  22

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59-1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFITS PROCEEDS

Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.


EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material increase in face amount that you request, or other material change in a policy, will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.


REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under
Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income


23  Tax information
and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $1.5 million in 2004 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to the person's spouse or charitable institutions and certain gifts of $11,000 for 2003 (this amount is indexed annually for inflation) or less per year for each recipient.

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption will be the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter. Beginning in 2011, at any time during which there is no federal estate tax in effect, we will waive any surrender charges that would otherwise apply.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is being purchased pursuant to a split-dollar arrangement you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed.


PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002, the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as proposed regulations. Together, they provide new proposed and interim guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.


ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.


                                                             Tax information  24

If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to Separate Account FP, based on premiums, or otherwise allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.


You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any taxable income or gain the assets generate.


The IRS has provided some guidance on this question of investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, it had not done so as of the date of this prospectus. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


25  Tax information

9. More Information about policy features and benefits

--------------------------------------------------------------------------------

ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

The basic Option A and Option B death benefits are described under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy's account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

--------------------------------------------------------------------------------
If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Age*    40 and under    45      50      55      60      65
--------------------------------------------------------------------------------
   %     250%            215%    185%    150%    130%    120%
--------------------------------------------------------------------------------

         70      75-95   99-Over
--------------------------------------------------------------------------------
   %     115%    105%    101%
--------------------------------------------------------------------------------
* For the then-current policy year.

This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefits. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

OTHER ADJUSTMENTS TO DEATH BENEFIT. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of the living benefits payment plus interest. See "Your option to receive a living benefit" earlier in this prospectus.



GUARANTEE PREMIUM TEST FOR NO-LAPSE GUARANTEES

GUARANTEE PREMIUM TEST. If your policy's net cash surrender value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date at least equals the cumulative guarantee premiums due to date for either the no-lapse guarantee or death benefit guarantee discussed under "You can guarantee that your policy will not terminate before a certain date," in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus, that are then available under your policy. If it does, your policy will not lapse, provided that you have no policy loans outstanding (or you repay all of such loans before the end of the 61-day grace period mentioned in "The minimum amount of premiums you must pay" under "Risk/benefit summary: Policy features, benefits and risks") and provided that the period of the corresponding guarantee has not expired.


When we calculate the cumulative amount of guarantee premiums for the two guarantee options discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus, we compound each amount at a 4% annual interest rate from its due date through the date of the calculation. (This interest rate is only for purposes of determining whether you have satisfied the guarantee test for an available duration. It does not bear any relation to the returns you will actually earn or any loan interest you will actually pay.) We use the same calculation for determining the cumulative amount of premiums paid, beginning with the date each premium is received. The amount of premiums you must pay to maintain a guarantee against termination will be increased by the cumulative amount of any partial withdrawals you have taken from your policy (calculated by the same method, beginning with the date of withdrawal).

GUARANTEE PREMIUMS. The amount of the guarantee premiums for each of the guarantee options discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/ benefit summary: Policy features, benefits and risks," earlier in this prospectus, is set forth in your policy on a monthly basis, if that guarantee is available to you. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. Certain additional benefit riders will cause the guarantee premiums to increase after policy issue. The guarantee premiums also may change if, for example, the face amount of the policy or a rider changes, a rider is added or eliminated, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a guarantee period beyond its original number of years.

If you want to be billed for a guarantee premium amount, you must specify a planned periodic premium that at least equals the guarantee premium that you plan to pay. If you wish your bills for planned periodic premiums to cover your guarantee premiums, please remember to change your planned periodic premium amount, as necessary, if you take any action that causes your guarantee premiums to change.


                         More Information about policy features and benefits  26

PAID UP DEATH BENEFIT GUARANTEE


In order to elect the paid up death benefit guarantee:

o you must have death benefit "Option A" in effect (see "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus,);

o you must terminate any riders to your policy that carry additional charges, including the Incentive Term rider;

o the election must not cause the policy to lose its qualification as life insurance under the Internal Revenue Code or require a current distribution from the policy to avoid such disqualification; and

o the election must not reduce the face amount (see below) to less than the minimum face amount for which we would then issue a policy.

The paid up death benefit guarantee applies only to your base policy's face amount, and not to the face amount or other coverage under any riders that (as noted above) must be terminated when the guarantee is elected.


POSSIBLE REDUCTION OF FACE AMOUNT. The face amount of your policy after this guarantee is elected is the lesser of (a) the face amount immediately before the election or (b) the policy account value divided by a factor based on the then age of the insured person. The factors are set forth in your policy. As a general matter, the factors change as the insured person ages so that, if your account value stayed the same, the result of the calculation under clause (b) above would be lower the longer your policy is in force.


If electing the paid up death benefit guarantee causes a reduction in face amount, we will deduct the same portion of any remaining surrender charge as we would have deducted if you had requested that decrease directly (rather than electing the paid up death benefit guarantee). (See "Risk/benefit summary:
Charges and expenses you will pay" earlier in this prospectus.)


OTHER EFFECTS OF THIS GUARANTEE. You generally may continue to pay premiums after you have elected the paid up death benefit guarantee (subject to the same limits as before), but premium payments are not required. If the election causes your face amount to decrease, however, the amount of additional premiums you can pay, if any, may be reduced. You may continue to make transfers, but you may not change the death benefit option or add riders that have their own charges while the paid up death benefit guarantee is in effect.


Partial withdrawals while the paid up death benefit guarantee is in effect will generally be subject to the same terms and conditions as any other partial withdrawal (see "Making withdrawals from your policy" earlier in this prospectus), except that:

o We may decline your request for a partial withdrawal (or any other policy change) under the circumstances described in the paid up death benefit guarantee policy endorsement. If this occurs, you may wish to consider asking us to terminate the paid up death benefit guarantee.

o Partial withdrawals (and any distributions we may be required to make for tax purposes) will generally reduce your policy's face amount by more than the amount of the withdrawal.

The election of the paid up death benefit guarantee may cause your policy to become a modified endowment contract under certain circumstances. See "Tax treatment of distributions to you" under "Tax information," earlier in this prospectus. You should consult your tax advisor before making this election.



OTHER BENEFITS YOU CAN ADD BY RIDER


You may be eligible for the following other optional benefits we currently make available by rider:

o term insurance on the insured person (Incentive Term rider)

o disability waiver benefits

o accidental death benefit

o option to purchase additional insurance

o cost-of-living rider

o children's term insurance

o ten-year renewable term insurance on the insured person or an additional insured person

We add the following riders automatically at no charge to each eligible policy:


o substitution of insured person rider

o waiver of surrender charge due to tax law change rider (for certain future federal estate tax repeal situations)

o living benefits rider

o accounting benefit endorsement


Equitable Life or your financial professional can provide you with more information about these riders. Some of these riders may only be selected at issue. Some benefits are not available in combination with others. The riders provide additional information, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.


See also "Tax information" earlier in this prospectus for certain possible tax consequences of adding or deleting riders or changing the death benefits under a rider



ACCOUNTING BENEFIT ENDORSEMENT


Subject to the conditions discussed below, Equitable Life will offer an Endorsement to your policy (the "Endorsement") that will refund or waive all or a portion of certain policy charges if the policy is surrendered for its net cash surrender value within a limited time period.

Under our current rules, the Endorsement will be offered where the following conditions are met:

o policies are corporately owned, or are "split-dollar" cases that are collaterally assigned to the company;

o the persons proposed to be insured are deemed by us to be "highly compensated" individuals;

o the minimum initial premium under each policy is remitted to Equitable Life by the employer; and


27  More Information about policy features and benefits

o the aggregate annualized first year planned periodic premium is at least $150,000 if a minimum of three policies is issued, each on the life of a different insured person, and at least $500,000 if less than three policies are issued.

Eligible cases will be issued with the accounting benefit endorsement unless the policyowner requests us in writing to not include the Endorsement.

The Endorsement reduces the difference between the premiums paid for the policy and the amount we will pay you if the policy is surrendered in its early years. This, in turn, is expected to reduce any charge against the employer's earnings when the employer accounts for the policy under generally accepted accounting principles (GAAP). Policyowners must rely on the advice of their own accountants, however, to determine how the purchase of a policy, as modified by the Endorsement, will affect their GAAP financial statements.

The Endorsement works by refunding all or a portion of the deductions from premiums and waiving all or a portion of the surrender charges, if the policy is surrendered in its early years. The percentage of charges refunded or waived under the Endorsement are as follows:


                               Percent Of Premium     Percent Of Surrender
  Surrender In Policy Year    Deduction Refunded        Charges Waived
             1                      100%                    100%
             2                       67%                     80%
             3                       33%                     60%
             4                       0%                      40%
             5                       0%                      20%
          6 and later                0%                      0%

For example, if a policy subject to the Endorsement were surrendered in its second policy year, we would refund:

o 67% of the charges that had been deducted from premiums (i.e., the sales charge); and

o 80% of the amount of surrender charges that we otherwise would have imposed for the surrender.

Once the Endorsement terminates at the end of the fifth policy year, however, there will be no refund of prior deductions from premiums, and the full amount of the surrender charges otherwise payable under the policy will be assessed upon surrender. The Endorsement operates only if the policy is surrendered in full. There is no waiver of surrender charges or refund of premium deductions if the policy terminates after a grace period or if the face amount is reduced. Nor is there a refund of prior premium deductions for partial withdrawals. The Endorsement does not affect the amount available for borrowing or withdrawing from your policy. Nor does it affect the calculations to determine whether your policy will lapse or terminate.


Face amount increases (if available under your policy) will not be approved while the endorsement is in effect. We offer products designed specifically for this marketplace. You can contact us to find out more about any other Equitable Life insurance policy.


CUSTOMER LOYALTY CREDIT


We provide a customer loyalty credit for policies that have been in force for more than six years. This is added to the account value each month. The dollar amount of the credit is a percentage of the total amount you then have in our investment options (not including any value we are holding as collateral for any policy loans). The percentage credit is currently at an annual rate of .60% beginning in the policy's seventh year. This credit is not guaranteed, however. Because we first offered Incentive Life(SM) in 1999, no credit has yet been attained under any in-force policy.


VARIATIONS AMONG INCENTIVE LIFE(SM) POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.


Equitable Life also may vary or waive the charges (including surrender charges) and other terms of Incentive Life(SM) where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with Incentive Life(SM). We will make such variations only in accordance with uniform rules that we establish.


Equitable Life or your financial professional can advise you about any variations that may apply to your policy.


YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS


BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.


PAYMENT OPTIONS FOR DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.

--------------------------------------------------------------------------------
You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.
--------------------------------------------------------------------------------

If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access AccountTM") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the financial


                         More Information about policy features and benefits  28
professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.

PAYMENT OPTIONS FOR SURRENDER AND WITHDRAWAL PROCEEDS. You can also choose to receive all or part of any proceeds from a surrender or withdrawal from your policy under one of the above referenced payment options, rather than as a single sum.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the premiums paid. In some states, we will adjust this amount for any investment performance (whether positive or negative).

To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states or situations, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.


29  More Information about policy features and benefits

10. More information about certain policy charges

--------------------------------------------------------------------------------

DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.


The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender. Similarly, the premium charge is designed primarily to defray sales and tax expenses we incur that are based on premium payments, the administrative charge is designed primarily to defray administrative expenses in connection with issuing and administering the policies, and the mortality and expense risk charge is designed primarily to defray expenses that we will incur if certain of our assumptions with respect to the mortality of insureds under the policies (as a group) and expenses we incur in issuing and administering the policies are underestimated relative to the guaranteed maximum charges. Similarly, if we ever impose a transfer charge, it will be solely to help defray our costs in processing transfer requests from owners.

MONTHLY COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the specifics of your policy and the policy year.The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.


Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current rates are lower than those maximums. Therefore, we have the ability to raise these rates up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) policies for insureds who are age 18 or above are based on the 1980 Commissioner's Standard Ordinary SB Smoker and NB Non-Smoker Mortality Tables. The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) policies for insureds who are under age 18 are based on the 1980 Commissioner's Standard Ordinary Mortality Table B. For all other policies, for insureds who are age 18 or above, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables. For insureds who are under age 18, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

We offer lower rates for non-tobacco users only if they are at least age 18. You may ask us to review a younger insured person's tobacco habits beginning on the policy anniversary on which such person is age 18.

You may ask us to review the tobacco habits of an insured person of attained age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

The change to non-tobacco user rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in the face amount may cause your cost of insurance rates to go up.


                               More information about certain policy charges  30

CHARGES FOR OTHER BENEFITS YOU CAN ADD BY RIDER. Each rider provides additional information about the charges associated with its purchase. We will furnish samples of available riders to you upon request. The maximum amount of any charge we make for a rider will be set forth in the rider or in the policy itself. The charge for each of the Disability deduction waiver, Disability premium waiver, Option to purchase additional insurance, Accidental death benefit, Cost of living, 10 year renewable term insurance on the insured person or an additional insured person and Incentive term riders depends on the specifics of your policy, including the characteristics of the insured. The charge for the Enhanced death benefit guarantee and the Children's term insurance riders does not vary depending upon the specifics of your policy.

DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each month of the policy.



31  More information about certain policy charges

11. More information about procedures that apply to your policy

--------------------------------------------------------------------------------

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.


BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:

o premium payments received after the policy's investment start date (discussed below)

o   loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:

o   withdrawals

o   tax withholding elections

o   face amount decreases that result from a withdrawal

o   changes of allocation percentages for premium payments or monthly deductions

o   surrenders

o   changes of beneficiary

o transfers from a variable investment option to the guaranteed interest option


o   changes in form of death benefit payment

o   loans

o   transfers among variable investment options

o   assignments

o   termination of paid up death benefit guarantee

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o   changes in face amount

o   election of paid up death benefit guarantee

o   changes in death benefit option

o   changes of insured person

o   termination of enhanced death benefit guarantee

o   restoration of terminated policies


DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.


DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE


REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.


o If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then


                 More information about procedures that apply to your policy 32 the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.


o If we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").


We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you in our EQ/Money Market option (prior to the Allocation Date). Generally, this is the register date, or, if later, the date we receive your full minimum initial premium at our Administrative Office.


COMMENCEMENT OF INSURANCE COVERAGE. You must give the full minimum initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.


NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.


WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Life and endorsed over to Equitable Life only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.


ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued proposed regulations concerning split-dollar arrangements, including policies subject to collateral assignments. The proposed regulations provide both new proposed and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.


YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics and may result in a loss of any death benefit guarantees. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.


33  More information about procedures that apply to your policy

REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.

Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Incentive Life(SM) in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for Incentive Life(SM) policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific Incentive Life(SM) policy.



FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.




                 More information about procedures that apply to your policy  34

12. More information about other matters

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ABOUT OUR GENERAL ACCOUNT

Our general account assets support all of our obligations, (including those under the Incentive Life(SM) policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the dollar cost averaging service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.

DISRUPTIVE TRANSFER ACTIVITY. You should note that the Incentive Life(SM) contract is not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio. These kinds of strategies and transfer activities are disruptive to the underlying Portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options are disruptive to the underlying Portfolios, we may among other things restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent acting under a power of attorney who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity in all annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to prevent disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to Portfolio assets, in each underlying Portfolio, and we take appropriate action, which may include the actions described above to restrict availability of voice, fax and automated transaction services, when we consider the activity of owners to be disruptive. We currently provide a letter to owners who have engaged in such activity of our intention to restrict such services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider disruptive transfer activity, as well as change our procedures to restrict this activity.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured person, or through EQAccess if you are the individual owner:

o   changes of premium allocation percentages

o   changes of address


o to request a policy loan (loan requests cannot be made through EQAccess by corporate policyholders)


For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.


If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site (www.AXAonline.com). For security purposes, you may not initiate any transactions relating to your policy for five (5) days after you have elected to use EQAccess. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any EQAccess transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.



35  More information about other matters

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or facsimile transaction request that we receive after the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.


SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).


WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items. .

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to Incentive Life(SM) from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with all applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all the circumstances under which we may find it necessary or appropriate to exercise our right to make changes.


                                        More information about other matters  36

Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU


Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.



37  More information about other matters

13. Financial statements of Separate Account FP and Equitable Life

--------------------------------------------------------------------------------


The financial statements of Separate Account FP as of December 31, 2002 and for each of the three years in the period ended December 31, 2002 and the financial statements of Equitable Life as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 are in a Statement of Additional Information ("SAI") pertaining to the policies and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-888-855-5100.



              Financial statements of Separate Account FP and Equitable Life  38

14. Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2002 (or expected to be incurred in 2003, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2002). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

You can request an arithmetic illustration as well any of the other illustrations described above. Appendix III to the prospectus contains an arithmetic hypothetical illustration.


39  Personalized illustrations

Appendix I: Information on market performance

--------------------------------------------------------------------------------

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting our variable investment options, and the Portfolio. We may also compare the performance or ranking of those options and the Portfolios with:

o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

o other appropriate indices of investment securities, the Consumer Price Index and averages for peer universes of mutual funds;

o   data developed by us derived from such indices or averages; or

o other appropriate types of securities (e.g., common stocks, long-term government bonds, long-term corporate bonds, intermediate term government bonds, and U.S. treasury bills).

We also may furnish to present or prospective policyowners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:

--------------------------------------------------------------------------------
Barron's
Morningstar's Variable Annuities/Life
Business Week
Forbes
Fortune
Institutional Investor
Money
Kiplinger's Personal Finance
Financial Planning
Investment Adviser

Investment Management Weekly
Money Management Letter
Investment Dealers Digest
National Underwriter
Pension & Investments
USA Today
Investor's Business Daily
The New York Times
The Wall Street Journal
The Los Angeles Times
The Chicago Tribune
--------------------------------------------------------------------------------
Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of Portfolios with similar investment objectives in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey). Morningstar, Inc. compiles similar data in the Morningstar Variable
Annuity/Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

o The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts; and

o The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

The Morningstar Report consists of nearly 700 variable life and annuity portfolios, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.


LONG-TERM MARKET TRENDS

Historically, the investment performance of common stocks over the long term has generally been superior to that of long- or short-term debt securities. However, common stocks have also experienced dramatic changes in value over short periods of time. One of our variable investment options that invests primarily in common stocks may, therefore, be a desirable selection for owners who are willing to accept such risks. If, on the other hand, you wish to limit your short-term risk, you may find it preferable to allocate a smaller percentage of net premiums to those options that invest primarily in common stock. All investments in securities, whether equity or debt, involve varying degrees of risk. They also offer varying degrees of potential reward.


                                   Appendix I: Information on market performance

                      (This page intentionally left blank)

Appendix II: An index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.






                                               Page
   account value                                 17
   Administrative office                         11
   age                                           33
   Allocation date                                3
   alternative death benefit                     26
   amount at risk                                30
   anniversary; anniversaries                    32
   assign; assignment                            33
   automatic transfer service                    18
   AXA Financial, Inc.                           11
   AXA Premier VIP Trust                      cover
   Barr Rosenberg Variable Insurance Trust    cover
   basis                                         22
   beneficiary                                   28
   business day                                  32
   Cash Surrender Value                          37
   Code                                          22
   collateral                                    20
   cost of insurance charge                      30
   cost of insurance rates                       30
   customer loyalty credit                       28
   day                                           32
   death benefit guarantee                        2
   default                                        1
   disruptive transfer activity                  35
   dollar cost averaging service                 18
   enhanced death benefit guarantee               2
   EQAccess                                      11
   EQ Advisors Trust                          cover
   Equitable Life                                11
   Equitable Access Account                      28
   face amount                                    3
   grace period                                   1
   guaranteed interest option                     3
   guarantee premium                              2
   Guaranteed Interest Account                    3
   Incentive Life(SM)                         cover
   Incentive term rider                           4
   insured person                                33
   investment funds                               3
   investment option                          cover
   issue date                                    33
   lapse                                          1
   loan, loan interest                           20
   market timing                                 35
   modified endowment contract                   22
   month, year                                   32
   monthly deduction                             31
   net cash surrender value                      21
   no-lapse guarantee                             2
   Option A, B                                    3
   our                                            i
   owner                                          i
   paid up                                       22
   paid up death benefit guarantee                2
   partial withdrawal                            21
   payment option                                28
   PIMCO Advisors VIT                         cover


                                               Page
   planned periodic premium                       1
   policy                                     cover
   Portfolio                                  cover
   premium payments                               1
   prospectus                                 cover
   rebalancing                                   18
   receive                                       32
   restore, restoration                           2
   riders                                         1
   SEC                                        cover
   Separate Account FP                           12
   state                                          i
   subaccount                                    12
   surrender                                     21
   surrender charge                               6
   target premium                                 9
   telephone transfers                           18
   The Universal Institutional Funds, Inc.    cover
   transfers                                     18
   Trusts                                     cover
   units                                         17
   unit values                                   17
   us                                             i
   variable investment option                 cover
   we                                             i
   withdrawal                                    20
   you, your                                      i


                                  Appendix II: An index of key words and phrases

                      (This page intentionally left blank)

Appendix III: Hypothetical illustrations

--------------------------------------------------------------------------------

   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                            AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A or death benefit option B. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (1.49)%, 4.43% and 10.34%. These net annual rates of return do not reflect the mortality and expense risk charge or other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old standard risk male non-tobacco user when the policy is issued.

Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by Equitable Life will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no decreases in coverage are requested and (iv) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.76%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.73%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.


                                  Appendix III: Hypothetical illustrations III-1

FLEXIBLE PREMIUM VARIABLE LIFE
$425,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $3,500*
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    3,675     $ 425,000     $ 425,000    $   425,000
     2      $    7,534     $ 425,000     $ 425,000    $   425,000
     3      $   11,585     $ 425,000     $ 425,000    $   425,000
     4      $   15,840     $ 425,000     $ 425,000    $   425,000
     5      $   20,307     $ 425,000     $ 425,000    $   425,000
     6      $   24,997     $ 425,000     $ 425,000    $   425,000
     7      $   29,922     $ 425,000     $ 425,000    $   425,000
     8      $   35,093     $ 425,000     $ 425,000    $   425,000
     9      $   40,523     $ 425,000     $ 425,000    $   425,000
    10      $   46,224     $ 425,000     $ 425,000    $   425,000
    15      $   79,301     $ 425,000     $ 425,000    $   425,000
    20      $  121,517     $ 425,000     $ 425,000    $   425,000
    25      $  175,397     $ 425,000     $ 425,000    $   425,000
    30      $  244,163     $ 425,000     $ 425,000    $   536,268
    35      $  331,927     $ 425,000     $ 425,000    $   849,818
    40      $  443,939            **     $ 425,000    $ 1,291,987
    45      $  586,898            **     $ 425,000    $ 2,079,889
    50      $  769,354            **     $ 425,000    $ 3,380,740
    55      $1,002,219            **     $ 425,000    $ 5,445,139
    60      $1,299,420            **     $ 425,000    $ 8,687,669
    65      $1,678,733            **            **    $13,368,105


                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  2,282     $   2,446    $     2,610    $      0     $       0    $         0
     2     $  4,638     $   5,110    $     5,601    $  1,962     $   2,434    $     2,925
     3     $  6,904     $   7,833    $     8,840    $  4,228     $   5,157    $     6,164
     4     $  9,077     $  10,614    $    12,346    $  6,401     $   7,937    $     9,670
     5     $ 11,156     $  13,451    $    16,142    $  8,480     $  10,775    $    13,466
     6     $ 13,135     $  16,340    $    20,251    $ 10,459     $  13,664    $    17,575
     7     $ 15,098     $  19,389    $    24,843    $ 12,422     $  16,713    $    22,167
     8     $ 16,963     $  22,507    $    29,846    $ 14,287     $  19,831    $    27,170
     9     $ 18,789     $  25,755    $    35,364    $ 16,495     $  23,461    $    33,070
    10     $ 20,555     $  29,117    $    41,430    $ 18,643     $  27,205    $    39,518
    15     $ 28,895     $  48,346    $    82,910    $ 28,895     $  48,346    $    82,910
    20     $ 34,558     $  70,237    $   149,472    $ 34,558     $  70,237    $   149,472
    25     $ 37,496     $  95,559    $   258,799    $ 37,496     $  95,559    $   258,799
    30     $ 34,876     $ 122,773    $   439,564    $ 34,876     $ 122,773    $   439,564
    35     $ 23,743     $ 150,834    $   732,602    $ 23,743     $ 150,834    $   732,602
    40           **     $ 178,282    $ 1,207,464          **     $ 178,282    $ 1,207,464
    45           **     $ 200,355    $ 1,980,847          **     $ 200,355    $ 1,980,847
    50           **     $ 206,945    $ 3,219,752          **     $ 206,945    $ 3,219,752
    55           **     $ 180,390    $ 5,185,847          **     $ 180,390    $ 5,185,847
    60           **     $  71,604    $ 8,273,971          **     $  71,604    $ 8,273,971
    65           **            **    $13,235,747          **            **    $13,235,747


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


**  Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-2 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$425,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $3,500*
USING MAXIMUM CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    3,675     $ 425,000     $ 425,000    $  425,000
     2      $    7,534     $ 425,000     $ 425,000    $  425,000
     3      $   11,585     $ 425,000     $ 425,000    $  425,000
     4      $   15,840     $ 425,000     $ 425,000    $  425,000
     5      $   20,307     $ 425,000     $ 425,000    $  425,000
     6      $   24,997     $ 425,000     $ 425,000    $  425,000
     7      $   29,922     $ 425,000     $ 425,000    $  425,000
     8      $   35,093     $ 425,000     $ 425,000    $  425,000
     9      $   40,523     $ 425,000     $ 425,000    $  425,000
    10      $   46,224     $ 425,000     $ 425,000    $  425,000
    15      $   79,301     $ 425,000     $ 425,000    $  425,000
    20      $  121,517     $ 425,000     $ 425,000    $  425,000
    25      $  175,397     $ 425,000     $ 425,000    $  425,000
    30      $  244,163     $ 425,000     $ 425,000    $  425,000
    35      $  331,927     $ 425,000     $ 425,000    $  572,509
    40      $  443,939            **            **    $  827,986
    45      $  586,898            **            **    $1,267,569
    50      $  769,354            **            **    $1,943,057
    55      $1,002,219            **            **    $2,913,315
    60      $1,299,420            **            **    $4,251,893
    65      $1,678,733            **            **    $5,871,730


                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  2,270     $  2,433    $    2,596     $      0     $      0    $        0
     2     $  4,575     $  5,043    $    5,530     $  1,899     $  2,367    $    2,854
     3     $  6,784     $  7,701    $    8,696     $  4,108     $  5,025    $    6,019
     4     $  8,896     $ 10,407    $   12,111     $  6,220     $  7,731    $    9,435
     5     $ 10,903     $ 13,153    $   15,792     $  8,227     $ 10,477    $   13,116
     6     $ 12,807     $ 15,939    $   19,762     $ 10,131     $ 13,263    $   17,086
     7     $ 14,596     $ 18,753    $   24,036     $ 11,920     $ 16,077    $   21,360
     8     $ 16,274     $ 21,598    $   28,646     $ 13,598     $ 18,922    $   25,969
     9     $ 17,833     $ 24,464    $   33,612     $ 15,539     $ 22,170    $   31,318
    10     $ 19,274     $ 27,353    $   38,972     $ 17,363     $ 25,442    $   37,060
    15     $ 24,437     $ 41,800    $   72,811     $ 24,437     $ 41,800    $   72,811
    20     $ 25,234     $ 55,109    $  122,551     $ 25,234     $ 55,109    $  122,551
    25     $ 18,916     $ 64,047    $  196,429     $ 18,916     $ 64,047    $  196,429
    30     $    789     $ 62,976    $  310,721     $    789     $ 62,976    $  310,721
    35     $      0     $ 39,395    $  493,542     $      0     $ 39,395    $  493,542
    40           **           **    $  773,818           **           **    $  773,818
    45           **           **    $1,207,209           **           **    $1,207,209
    50           **           **    $1,850,530           **           **    $1,850,530
    55           **           **    $2,774,585           **           **    $2,774,585
    60           **           **    $4,049,422           **           **    $4,049,422
    65           **           **    $5,813,594           **           **    $5,813,594


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


**  Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-3

FLEXIBLE PREMIUM VARIABLE LIFE
$425,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $3,500*
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    3,675     $ 427,278     $ 427,441    $  427,604
     2      $    7,534     $ 429,625     $ 430,095    $  430,585
     3      $   11,585     $ 431,877     $ 432,802    $  433,804
     4      $   15,840     $ 434,031     $ 435,559    $  437,281
     5      $   20,307     $ 436,087     $ 438,365    $  441,036
     6      $   24,997     $ 438,036     $ 441,211    $  445,087
     7      $   29,922     $ 439,961     $ 444,206    $  449,599
     8      $   35,093     $ 441,782     $ 447,255    $  454,497
     9      $   40,523     $ 443,559     $ 450,421    $  459,882
    10      $   46,224     $ 445,269     $ 453,685    $  465,781
    15      $   79,301     $ 453,225     $ 472,111    $  505,622
    20      $  121,517     $ 458,237     $ 492,257    $  567,615
    25      $  175,397     $ 460,243     $ 514,244    $  665,503
    30      $  244,163     $ 456,225     $ 534,739    $  817,671
    35      $  331,927     $ 443,393     $ 549,741    $1,054,449
    40      $  443,939            **     $ 552,966    $1,423,736
    45      $  586,898            **     $ 529,990    $1,996,599
    50      $  769,354            **     $ 455,914    $2,880,480
    55      $1,002,219            **            **    $4,254,589
    60      $1,299,420            **            **    $6,414,586
    65      $1,678,733            **            **    $9,723,810


                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  2,278     $   2,441    $    2,604     $      0     $       0    $        0
     2     $  4,625     $   5,095    $    5,585     $  1,949     $   2,419    $    2,909
     3     $  6,877     $   7,802    $    8,804     $  4,201     $   5,125    $    6,128
     4     $  9,031     $  10,559    $   12,281     $  6,355     $   7,883    $    9,605
     5     $ 11,087     $  13,365    $   16,036     $  8,411     $  10,689    $   13,360
     6     $ 13,036     $  16,211    $   20,087     $ 10,360     $  13,535    $   17,411
     7     $ 14,961     $  19,206    $   24,599     $ 12,285     $  16,530    $   21,923
     8     $ 16,782     $  22,255    $   29,497     $ 14,106     $  19,579    $   26,821
     9     $ 18,559     $  25,421    $   34,882     $ 16,265     $  23,127    $   32,588
    10     $ 20,269     $  28,685    $   40,781     $ 18,357     $  26,774    $   38,870
    15     $ 28,225     $  47,111    $   80,622     $ 28,225     $  47,111    $   80,622
    20     $ 33,237     $  67,257    $  142,615     $ 33,237     $  67,257    $  142,615
    25     $ 35,243     $  89,244    $  240,503     $ 35,243     $  89,244    $  240,503
    30     $ 31,225     $ 109,739    $  392,671     $ 31,225     $ 109,739    $  392,671
    35     $ 18,393     $ 124,741    $  629,449     $ 18,393     $ 124,741    $  629,449
    40           **     $ 127,966    $  998,736           **     $ 127,966    $  998,736
    45           **     $ 104,990    $1,571,599           **     $ 104,990    $1,571,599
    50           **     $  30,914    $2,455,480           **     $  30,914    $2,455,480
    55           **            **    $3,829,589           **            **    $3,829,589
    60           **            **    $5,989,586           **            **    $5,989,586
    65           **            **    $9,298,810           **            **    $9,298,810


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


**  Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-4 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$425,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $3,500*
USING MAXIMUM CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1     $     3,675     $ 427,265     $ 427,428     $ 427,591
     2     $     7,534     $ 429,562     $ 430,028     $ 430,514
     3     $    11,585     $ 431,758     $ 432,670     $ 433,660
     4     $    15,840     $ 433,851     $ 435,353     $ 437,047
     5     $    20,307     $ 435,835     $ 438,068     $ 440,688
     6     $    24,997     $ 437,709     $ 440,813     $ 444,601
     7     $    29,922     $ 439,463     $ 443,575     $ 448,799
     8     $    35,093     $ 441,100     $ 446,355     $ 453,309
     9     $    40,523     $ 442,610     $ 449,141     $ 458,146
    10     $    46,224     $ 443,995     $ 451,933     $ 463,340
    15     $    79,301     $ 448,746     $ 465,527     $ 495,457
    20     $   121,517     $ 448,862     $ 476,967     $ 540,272
    25     $   175,397     $ 441,597     $ 482,089     $ 600,606
    30     $   244,163     $ 425,000     $ 474,050     $ 678,714
    35     $   331,927     $ 425,000     $ 439,994     $ 772,626
    40     $   443,939            **            **     $ 872,420
    45     $   586,898            **            **     $ 948,135
    50     $   769,354            **            **     $ 945,585
    55     $ 1,002,219            **            **     $ 747,105
    60              **            **            **            **
    65              **            **            **            **


                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  2,265     $  2,428     $   2,591     $      0     $      0     $       0
     2     $  4,562     $  5,028     $   5,514     $  1,886     $  2,352     $   2,838
     3     $  6,758     $  7,670     $   8,660     $  4,082     $  4,994     $   5,984
     4     $  8,851     $ 10,353     $  12,047     $  6,175     $  7,677     $   9,371
     5     $ 10,835     $ 13,068     $  15,688     $  8,159     $ 10,392     $  13,012
     6     $ 12,709     $ 15,813     $  19,601     $ 10,033     $ 13,137     $  16,925
     7     $ 14,463     $ 18,575     $  23,799     $ 11,787     $ 15,899     $  21,123
     8     $ 16,100     $ 21,355     $  28,309     $ 13,424     $ 18,679     $  25,633
     9     $ 17,610     $ 24,141     $  33,146     $ 15,316     $ 21,847     $  30,852
    10     $ 18,995     $ 26,933     $  38,340     $ 17,084     $ 25,021     $  36,429
    15     $ 23,746     $ 40,527     $  70,457     $ 23,746     $ 40,527     $  70,457
    20     $ 23,862     $ 51,967     $ 115,272     $ 23,862     $ 51,967     $ 115,272
    25     $ 16,597     $ 57,089     $ 175,606     $ 16,597     $ 57,089     $ 175,606
    30     $      0     $ 49,050     $ 253,714     $      0     $ 49,050     $ 253,714
    35     $      0     $ 14,994     $ 347,626     $      0     $ 14,994     $ 347,626
    40           **           **     $ 447,420           **           **     $ 447,420
    45           **           **     $ 523,135           **           **     $ 523,135
    50           **           **     $ 520,585           **           **     $ 520,585
    55           **           **     $ 322,105           **           **     $ 322,105
    60           **           **            **           **           **            **
    65           **           **            **           **           **            **


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


**  Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-5

                      (This page intentionally left blank)

Requesting more information

--------------------------------------------------------------------------------

The SAI, dated May 1, 2003, is incorporated into this Prospectus by reference and is available upon request free of charge by calling our toll free number at 888-855-5100. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reading Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 450 5th Street, N.W., Washington, D.C. 20549-0102. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-942-8090.

SAI TABLE OF CONTENTS


                                                                            Page

Ways we pay policy proceeds.................................................2
How we market the policies..................................................2
Legal proceedings...........................................................2
Insurance regulation that applies to Equitable Life.........................2
Custodian and independent accountants.......................................3
Financial statements........................................................3






















                                                                       811-04335

Incentive Life(SM)
A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP. PROSPECTUS DATED MAY 1, 2003

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, prospectuses that contain important information about the Portfolios accompany this prospectus.


--------------------------------------------------------------------------------

This prospectus describes many aspects of an Incentive Life(SM) policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under Incentive Life(SM). To make this prospectus easier to read, we sometimes use different words than the policy. Equitable Life or your financial professional can provide any further explanation about your policy.


WHAT IS INCENTIVE LIFE(SM)?

Incentive Life(SM) is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:



--------------------------------------------------------------------------------
 Variable investment options
--------------------------------------------------------------------------------
o AXA Premier VIP Core Bond              o EQ/Capital Guardian International
o AXA Premier VIP Health Care            o EQ/Capital Guardian Research
o AXA Premier VIP International Equity   o EQ/Capital Guardian U.S. Equity
o AXA Premier VIP Large Cap Core         o EQ/Emerging Markets Equity
  Equity                                 o EQ/Equity 500 Index
o AXA Premier VIP Large Cap Growth       o EQ/Evergreen Omega
o AXA Premier VIP Large Cap Value        o EQ/FI Mid Cap
o AXA Premier VIP Small/Mid Cap          o EQ/FI Small/Mid Cap Value
  Growth                                 o EQ/High Yield
o AXA Premier VIP Small/Mid Cap Value    o EQ/International Equity Index*
o AXA Premier VIP Technology             o EQ/J.P. Morgan Core Bond
o AXA Rosenberg VIT Value Long/Short     o EQ/Janus Large Cap Growth
  Equity                                 o EQ/Lazard Small Cap Value
o EQ/Aggressive Stock                    o EQ/Marsico Focus
o EQ/Alliance Common Stock               o EQ/Mercury Basic Value Equity
o EQ/Alliance Growth and Income          o EQ/MFS Emerging Growth Companies
o EQ/Alliance Intermediate Government    o EQ/MFS Investors Trust
  Securities                             o EQ/Money Market
o EQ/Alliance International              o EQ/Putnam Growth & Income Value
o EQ/Alliance Premier Growth             o EQ/Putnam International Equity
o EQ/Alliance Quality Bond               o EQ/Putnam Voyager
o EQ/Alliance Small Cap Growth           o EQ/Small Company Index
o EQ/Alliance Technology                 o PEA Renaissance
o EQ/Balanced                            o U.S. Real Estate -- Class I
o EQ/Bernstein Diversified Value
o EQ/Calvert Socially Responsible
--------------------------------------------------------------------------------



* Interests in the EQ/Alliance International investment option (the "surviving option") will replace interests in the EQ/International Equity Index investment option (the "replaced option"), and this option will no longer be available. At the time of the replacement, all the assets that are in the replaced option are moved into the surviving option. After the replacement, any allocation elections to the replaced option will then be considered an allocation election to the surviving option. The effective date for the replacement of the EQ/International Equity Index investment option will be on or about May 2, 2003, subject to shareholder vote.

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, AXA Premier VIP Trust, The Universal Institutional Funds, Inc., PIMCO Advisors VIT or Barr Rosenberg Variable Insurance Trust (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.


OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for a number of years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) change the amount of insurance coverage, (5) choose between two life insurance benefit options, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by "riders" to your policy.

OTHER EQUITABLE LIFE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with Incentive Life(SM) or another policy may not be to your advantage. You can contact us to find out more about any other Equitable Life insurance policy.


The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                          X00538
                                                                             ADL

Contents of this prospectus
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS
   AND RISKS                                                                 1
--------------------------------------------------------------------------------
How you can pay for and contribute to your policy                            1
The minimum amount of premiums you must pay                                  1
You can guarantee that your policy will not terminate
     before a certain date                                                   2
You can elect a "paid up" death benefit guarantee                            2
Investment options within your policy                                        3
About your life insurance benefit                                            3
You can increase or decrease your insurance coverage                         4
Accessing your money                                                         5
Risks of investing in a policy                                               5



--------------------------------------------------------------------------------
2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES
   YOU WILL PAY                                                              6
--------------------------------------------------------------------------------
Tables of policy charges                                                     6
How we allocate charges among your investment options                       10
Changes in charges                                                          10



--------------------------------------------------------------------------------
3. WHO IS EQUITABLE LIFE?                                                   11
--------------------------------------------------------------------------------
How to reach us                                                             11
About our Separate Account FP                                               12
Your voting privileges                                                      12



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4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       13
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Portfolios of The Trusts                                                    13





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5. DETERMINING YOUR POLICY'S VALUE                                          17
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Your account value                                                          17


"We," "our" and "us" refer to Equitable Life. "Financial professional" means the registered representative who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.


When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer Incentive Life(SM) anywhere such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.

i  Contents of this prospectus

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6. TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS                     18
--------------------------------------------------------------------------------
Transfers you can make                                                      18
How to make transfers                                                       18
Our dollar cost averaging service                                           18
Our asset rebalancing service                                               18



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7. ACCESSING YOUR MONEY                                                     20
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Borrowing from your policy                                                  20
Making withdrawals from your policy                                         20
Surrendering your policy for its net cash surrender value                   21
Your option to receive a living benefit                                     21



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8. TAX INFORMATION                                                          22
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Basic tax treatment for you and your beneficiary                            22
Tax treatment of distributions to you (loans, partial
     withdrawals, and full surrender)                                       22
Tax treatment of living benefits proceeds                                   23
Effect of policy on interest deductions taken by business entities          23
Requirement that we diversify investments                                   23
Estate, gift, and generation-skipping taxes                                 24
Pension and profit-sharing plans                                            24
Split-dollar and other employee benefit programs                            24
ERISA                                                                       24
Our taxes                                                                   24
When we withhold taxes from distributions                                   25
Possibility of future tax changes and other tax information                 25


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9. MORE INFORMATION ABOUT POLICY FEATURES AND
   BENEFITS                                                                 26
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Alternative higher death benefit in certain cases                           26
Guarantee premium test for no-lapse guarantees                              26
Paid up death benefit guarantee                                             27
Other benefits you can add by rider                                         27
Customer loyalty credit                                                     28
Variations among Incentive Life(SM) policies                                28
Your options for receiving policy proceeds                                  28
Your right to cancel within a certain number of days                        29


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10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                           30
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Deducting policy charges                                                    30

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11. MORE INFORMATION ABOUT PROCEDURES THAT APPLY
    TO YOUR POLICY                                                          32
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Dates and prices at which policy events occur                               32
Policy issuance                                                             32
Ways to make premium and loan payments                                      33
Assigning your policy                                                       33
You can change your policy's insured person                                 33
Requirements for surrender requests                                         34
Gender-neutral policies                                                     34
Future policy exchanges                                                     34


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12. MORE INFORMATION ABOUT OTHER MATTERS                                    35
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About our general account                                                   35
Transfers of your account value                                             35
Telephone and EQAccess requests                                             35
Suicide and certain misstatements                                           36
When we pay policy proceeds                                                 36
Changes we can make                                                         36
Reports we will send you                                                    37


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13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP
    AND EQUITABLE LIFE                                                      38
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14. PERSONALIZED ILLUSTRATIONS                                              39
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Illustrations of policy benefits                                            39



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APPENDICES
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I -- Information on market performance                                     I-1
II -- An index of key words and phrases                                   II-1
III -- Hypothetical illustrations                                        III-1
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Following the Appendices of this prospectus or accompanying this prospectus
(but not a part of this prospectus) are the prospectuses for the applicable underlying Trusts.
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                                                 Contents of this prospectus  ii

1. Risk/benefit summary: Policy features, benefits and risks

--------------------------------------------------------------------------------

Incentive Life(SM) is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this "base policy" are described below.

Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Riders include the Incentive Term rider, discussed below and other riders providing incidental insurance benefits that are listed in "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.


HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies on an automatic premium payment plan may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an Incentive Life(SM) policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the Incentive Life(SM) policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the Incentive Life(SM) policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).

--------------------------------------------------------------------------------
You can generally pay premiums at such times and in such amounts as you like, so long as you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.
--------------------------------------------------------------------------------

LIMITS ON PREMIUM PAYMENTS. The federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would exceed those limits to you.

You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premium you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay.

If at any time when your policy's account value is high enough that the alternative death benefit discussed later in this prospectus would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if it does not have enough "net cash surrender value" to pay your policy's monthly charges when due unless:

o you have paid sufficient premiums to maintain one of our available guarantees against termination and your policy is still within the period of that guarantee and you do not have an outstanding loan (see "You can guarantee that your policy will not terminate before a certain date" below) or

o you have elected the "paid up" death benefit guarantee and it remains in effect and you do not have an outstanding loan (see "You can elect a "paid up" death benefit guarantee" below).

("Net cash surrender value" is explained under "Surrendering your policy for its net cash surrender value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the


1 Risk/benefit summary: Policy features, benefits and risks policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

--------------------------------------------------------------------------------
Your policy will terminate if you don't pay enough premiums (i) to pay the charges we deduct or (ii) to maintain in effect one of the guarantees that can keep your policy from terminating. However, we will first send you a notice and give you the opportunity to pay any shortfall.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also present evidence of insurability satisfactory to us and pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover (i) total monthly deductions for 3 months, calculated from the effective date of restoration; (ii) any excess of the applicable surrender charge on the date of restoration over the surrender charge that was deducted on the date of default; and (iii) the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.


YOU CAN GUARANTEE THAT YOUR POLICY WILL NOT TERMINATE BEFORE A CERTAIN DATE

You can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premium. We call these amounts "guarantee premiums" and they will be set forth on page 3 of your policy. In most states you have three options for how long the guarantee will last. One of these options is discussed below under "Enhanced death benefit guarantee." The other two guarantee options are as follows:

(1) a guarantee for the first five years of your policy (the policy calls this the "no-lapse guarantee")

                                      or

(2) a guarantee until the insured reaches age 70, but in no case less than 10 years (the policy calls this the "death benefit guarantee"). If your policy is issued with the Incentive Term rider, the "death benefit guarantee" is not available. See the Incentive Term rider section under "Other benefits you can add by rider" later in this prospectus, for more information.

In some states, these guarantees may be unavailable, limited to shorter periods, or referred to by different names.

We make no extra charge for either of these two guarantees against policy termination. However, in order for either of those guarantees to be available, you must have satisfied the "guarantee premium test" (discussed in "Guarantee premium test for no-lapse guarantees" under "More information about policy features and benefits" later in this prospectus) and you must not have any outstanding policy loans. Maintaining the "age 70/10 year" guarantee against policy termination (where available) will require you to pay more premiums than maintaining only the five-year guarantee.

--------------------------------------------------------------------------------
In most states, if you pay at least certain prescribed amounts of premiums, and have no policy loans, your policy will not terminate for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.
--------------------------------------------------------------------------------

ENHANCED DEATH BENEFIT GUARANTEE. On your application for a policy, you may elect an enhanced death benefit guarantee rider, that will guarantee your policy against termination for a longer period of time than either of the two guarantee options described above. If elected, a monthly charge of $.02 per $1,000 of the policy's face amount is deducted from your account value for this guarantee. To elect this feature, all of your policy's account value must be allocated to our variable investment options.

While the enhanced death benefit guarantee is in effect, your policy will not lapse, even if your net cash surrender value is insufficient to pay a monthly deduction that has become due, as long as you do not have an outstanding loan (or you repay the loan within the 61-day grace period). This guarantee is available for the following periods:

(a) If you have always chosen death benefit Option A, for the life of the insured person; or

(b) If you have ever selected death benefit Option B (even if you subsequently changed it to Option A), until the later of the policy anniversary nearest to when the insured person reaches age 80 or the end of the 15th year of the policy.

This option is not available in all states or if your policy is issued with the Incentive Term rider.

If you have elected the enhanced death benefit guarantee, we test on each policy anniversary to see if the required premium (the enhanced death benefit "guarantee premium") has been paid. (The enhanced death benefit guarantee premium will be set forth on page 3 of your policy on a monthly basis.) The required premium has been paid if the total of all premiums paid, less all withdrawals, is at least equal to the total of all enhanced death benefit guarantee premiums due to date. Unlike the test for the shorter duration guarantees discussed above, we do not compound these amounts using any hypothetical interest rate.

If the required premium has not been paid as of any policy anniversary, we will mail you a notice requesting that you send us the shortfall. If we do not receive this additional premium, the enhanced death benefit guarantee will terminate. The enhanced death benefit guarantee also will terminate if you request that we cancel it, or if you allocate any value to our guaranteed interest option. If the enhanced death benefit guarantee terminates, the related charge terminates, as well. Once terminated, this guarantee can never be reinstated or restored.


YOU CAN ELECT A "PAID UP" DEATH BENEFIT GUARANTEE

Under certain circumstances, you may elect to take advantage of our "paid up" death benefit guarantee at any time after the fourth year of your policy. If you elect the paid up death benefit guarantee, we may


                   Risk/benefit summary: Policy features, benefits and risks   2
initially reduce your base policy's face amount (see below). Thereafter, your policy will not lapse and the death benefit will never be less than the base policy's face amount, so long as the guarantee remains in effect. The guarantee will terminate, however, if (i) at any time following the election, the sum of any outstanding policy loans, accrued interest, and any "restricted" amount due to exercise of a living benefits rider, together with any then applicable surrender charge, exceeds your policy's account value or if (ii) you request us to terminate the election. For more information about the circumstances under which you can elect the paid-up death benefit, the possible reduction in face amount after this guarantee is elected, (including the possible imposition of surrender charges upon such reduction), and other effects of this guarantee on your policy, see, "Paid up death benefit guarantee" under "More information about policy features and benefits" later in this Prospectus.



INVESTMENT OPTIONS WITHIN YOUR POLICY


We will initially put all unloaned amounts which you have allocated to variable investment options into our EQ/Money Market investment option. On the first business day following the twentieth day after your policy is issued (the "Allocation Date"), we will re-allocate that investment in accordance with your premium allocation instructions then in effect. You give such instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

--------------------------------------------------------------------------------
You can choose among variable investment options.
--------------------------------------------------------------------------------


VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.


The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.

Our arrangement with Portfolio sponsors that are not affiliated with us may provide that they or one of their affiliates will pay us based on a percentage (up to 0.30% on an annual basis) of the net assets of a Portfolio attributable to the Policies. These fees are not charged to you, the Separate Account or the Portfolio.


GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (3% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")


--------------------------------------------------------------------------------
We will pay at least 3% annual interest on our guaranteed interest option.
--------------------------------------------------------------------------------

ABOUT YOUR LIFE INSURANCE BENEFIT


YOUR POLICY'S FACE AMOUNT. In your application to buy an Incentive Life(SM) policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $50,000 is the smallest amount of coverage you can request.


If you are applying for $1.1 million or more of coverage, you should consider whether it would be to your advantage to take out some of your coverage under our Incentive Term rider. This rider generally provides fewer guarantees and lower charges. See "The Incentive Term rider" below.

--------------------------------------------------------------------------------

If the insured person dies, we pay a life insurance benefit to the "beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. We also have options available for the manner in which we pay death benefits (see "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus).

--------------------------------------------------------------------------------

YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;

                                      or

o Option B -- The face amount plus the policy's "account value" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES. Your policy is designed to always provide a minimum level of insurance protection


3 Risk/benefit summary: Policy features, benefits and risks relative to your policy's value, in part to meet the Internal Revenue Code's definition of "life insurance." For more information on the alternative higher death benefit and for information on other adjustments to the death benefit, see "More information about policy features and benefits" later in this prospectus.

THE INCENTIVE TERM RIDER. The Incentive Term rider allows you to purchase additional coverage on the insured person if the face amount of your base Incentive Life(SM) policy is $1,000,000 or more. The minimum amount available is $100,000 and the maximum amount is equal to 80% of the total amount (which is the base policy face amount plus the face amount under the Incentive Term rider). Choosing term coverage under this rider in lieu of coverage under your base Incentive Life(SM) policy can reduce your total charges. Our "cost of insurance" charges under the Incentive Term rider are currently lower than they are for coverage under the base policy, and this coverage does not have surrender charges. We reserve the right to raise the insurance rates for this rider at any time so that they could exceed the rates for the base policy. But rates for the term rider will not be raised above the maximum rates we are permitted to charge under your base policy.

If your policy is issued with an Incentive Term rider, the "death benefit guarantee" and the "enhanced" death benefit guarantee are not available. Further, the "paid up" death benefit guarantee is only available with respect to the base coverage. Therefore, if any of these death benefit guarantees is your priority, you should not take any coverage under the Incentive Term rider.

Except as noted in the next sentence, if you request a face amount decrease (or a partial withdrawal that results in a face amount decrease) or a face amount increase, we will adjust your base policy face amount and your Incentive Term rider face amount proportionately, so that the ratio between the two remains the same. However, to the extent that such a reduction of the base policy face amount would cause the face amount to fall below the minimum we are then requiring for new policies, we will make such reduction from the Incentive Term rider face amount only.

Any change in the death benefit option will not change the Incentive Term rider's face amount, unless the alternative death benefit is in effect. If it is, any change in your death benefit option will cause your Incentive Term rider's face amount to be automatically reduced as discussed below under "Change of death benefit option."

When the alternative death benefit becomes applicable, the death benefit under the base policy is increased and the death benefit under the Incentive Term rider is automatically reduced by the same amount (but not below zero).

Use of the Incentive Term rider instead of an equal amount of coverage under the base policy generally reduces commissions. Therefore, an agent may receive a higher commission for selling you a policy that does not include the Incentive Term rider.

See also "Tax information" later in this prospectus for certain possible tax consequences of face amount changes or adding or deleting riders.

--------------------------------------------------------------------------------
You can request a change in your death benefit option any time after the second year of the policy; however changes to Option B are not permitted beyond the policy year in which the insured person reaches age 80.
--------------------------------------------------------------------------------

CHANGE OF DEATH BENEFIT OPTION. If you change from Option A to B, we automatically reduce your base policy's face amount by an amount equal to your policy's account value at the time of the change. We may refuse this change if the policy's face amount would be reduced below our then current minimum for new policies. Changes from Option A to Option B are not permitted once the insured person reaches age 81.

If you change from Option B to A, we automatically increase your base policy's face amount by an amount equal to your policy's account value at the time of the change.

If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option:

o we will determine the new base policy face amount somewhat differently from the general procedures described above, and

o we will automatically reduce the face amount of any Incentive Term rider that you then have in effect (we discuss the Incentive Term rider above under "The Incentive Term rider").

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. Please refer to "Tax information" later in this prospectus, to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.


YOU CAN INCREASE OR DECREASE YOUR INSURANCE COVERAGE

If the face amount increase endorsement is issued with your policy, you may increase the life insurance coverage under your policy by requesting an increase in your policy's face amount. You can do so any time after the first year of your policy. You may request a decrease in your policy's face amount any time after the second year of your policy. The requested increase or decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount.

We can refuse any requested increase or decrease. We will not approve any increase or decrease if we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy. We will also not approve a face amount increase if the insured person has reached age 81.

The following additional conditions also apply:

FACE AMOUNT INCREASES. We treat an increase in face amount in many respects as if it were the issuance of a new policy. For example, you must submit satisfactory evidence that the insured person still meets our requirements for coverage. Also, we establish additional amounts of surrender charge and guarantee premiums under your policy for the face amount increase, reflecting the amount of additional coverage.

In most states, you can cancel the face amount increase within 10 days after you receive a new policy page showing the increase. If you cancel, we will reverse any charges attributable to the increase and recalculate all values under your policy to what they would have been had the increase not taken place.

The monthly insurance charge we make for the amount of the increase will be based on the age and other insurance risk characteristics of the insured person and the policy year at the time of the increase. If we


                   Risk/benefit summary: Policy features, benefits and risks   4
refuse a requested face amount increase because the insured person's risk characteristics have become less favorable, we may issue the additional coverage as a separate Incentive Life(SM) policy with a different insurance risk classification. In that case, we would waive the monthly administrative charge that otherwise would apply to that separate policy.

FACE AMOUNT DECREASES. You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. Guarantee premiums, as well as our monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 15 years of your policy, or during the first 15 years after a face amount increase you have requested, we will deduct all or part of the remaining surrender charge from your policy. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. We deduct the charge from the same investment options as if it were a part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future on account of a prior decrease in face amount. This could have adverse tax consequences.


ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the difference between your policy's account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest) and less any amounts restricted following your receipt of a living benefits payment. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this Prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy. See "Making withdrawals from your policy" later in this prospectus for more information. Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax Information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.


RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the table below.

o You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


5  Risk/benefit summary: Policy features, benefits and risks

2. Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions.

This table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount, transfer policy account value among investment options or the policy terminates without value at the end of a grace period.



------------------------------------------------------------------------------------------------------------------------------------
                                                  Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
Charge                       When charge is deducted          Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Premium charge               Deducted from each premium       6% of each premium payment. We may increase this charge higher than
                             when added to your account       6%, however, as a result of changes in the tax laws which increase our
                             value                            expenses. Currently, we reduce this charge to 3% of each premium payment after a certain amount.(1)
------------------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) or    Deducted from your account       The amount of the surrender charge is set forth in your policy.(2)
termination of your policy   value at the time you
during its first 15 years    surrender or upon
                             termination without value at
                             the end of a grace period.

  Lowest and highest                                          For any policy the lowest initial surrender charge per $1,000 of
  charge                                                      initial base policy face amount would be $2.91, and the highest initial surrender charge per $1,000 of initial base policy face amount would be $12.99.

  Charge for a                                                The initial surrender charge per $1,000 of initial base policy face
  representative insured                                      amount is $6.30 for a male, non-tobacco user, age 35 at issue with an initial base policy face amount of $425,000.
------------------------------------------------------------------------------------------------------------------------------------
Surrender or termination     Deducted from your account       An amount of surrender charge that we will compute on essentially the
of your policy during the    value at the time you            same basis as above (see "Surrender (turning in) or termination of
first 15 years after you     surrender or upon                your policy during its first 15 years"), as if each such face amount
have requested an            termination without value at     increase had been a separate, newly-issued Incentive Life(SM)
increase in your policy's    the end of a grace period.       policy.(3)
face amount

  Lowest and highest                                          For any policy, the lowest initial surrender charge per $1,000 of base
  charge                                                      policy face amount increase would be $3.53, and the highest initial surrender charge per $1,000 of base policy face amount increase would be $12.99.

  Charge for a                                                The initial surrender charge per $1,000 of face amount increase would
  representative insured                                      be $6.37 for a male non-tobacco user, age 35 at the time of the increase.
------------------------------------------------------------------------------------------------------------------------------------
Request a decrease in your   Deducted from your account       A pro rata portion of the full surrender charge that would apply to a
policy's face amount         value on the effective date of   surrender at the time of the decrease.
                             the decrease
------------------------------------------------------------------------------------------------------------------------------------
Transfers among              Deducted when you transfer       $25 per transfer (maximum); $0 (current).(4)
investment options           account value among
                             investment options
------------------------------------------------------------------------------------------------------------------------------------



                       Risk/benefit summary: Charges and expenses you will pay 6

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.



------------------------------------------------------------------------------------------------------------------------------------
                           Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
Charge                      When charge is deducted          Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charges(5)   Deducted from your account       (i) For adults (issue age 18 and older), $20 in each of your policy's
                            value each month                 first 12 months or, for children, $10 in each of your policy's first 24 months, and (ii)for everyone, a maximum charge of $10 in each subsequent month (currentwe charge $7 in each subsequent month).
------------------------------------------------------------------------------------------------------------------------------------
Cost of insurance
charges(5)(6)(7)

  Lowest and highest        Deducted from your account       The lowest maximum monthly charge per $1,000 of the amount for which we
  charge                    value each month                 are at risk(8) under your base policy on the date of the deduction is
                                                             $0.06 and the highest maximum monthly charge per $1,000 is $83.34.

  Charge for a                                               The maximum monthly charge per $1,000 in the first policy year is $0.15
  representative insured                                     for a male insured age 35 in the standard, non-tobacco user risk class(9).
------------------------------------------------------------------------------------------------------------------------------------
Optional rider charges
Disability deduction        Deducted from your account       Amount charged as a percentage of the other monthly charges deducted
waiver(6)                   value each month while rider     from your policy's value.
                            is in effect.

  Lowest and highest                                         The lowest maximum monthly charge is 7% and the highest maximum
  charge                                                     monthly charge is 132%.

  Charge for a                                               The maximum monthly charge in the first policy year is 12% for a male
  representative insured                                     insured age 35 who is not in a rated risk class(10).

Disability premium
waiver(6)

  Lowest and highest        Deducted from your account       Amount charged for disability premium waiver per $1,000 of benefit for
  charge                    value each month while rider     which such rider is purchased(11) as follows:
                            is in effect and while any         Initial base policy face amount: The lowest monthly charge per $1,000
                            option to purchase additional      is $0.02 and the highest monthly charge per $1,000 is $0.71.(12)
                            insurance, children's term         Option to purchase additional insurance: The lowest monthly charge
                            rider, 10 year renewable term      per $1,000 is $0.02 and the highest monthly charge per $1,000 is
                            rider and/or cost of living        $0.08.
                            rider are in effect.               Children's term insurance: The lowest monthly charge per $1,000 is
                                                               $0.01 and the highest monthly charge per $1,000 is $0.03.
                                                               10 year renewable term rider: The lowest monthly charge per $1,000 is
                                                               $0.007 and the highest monthly charge per $1,000 is $0.22.
                                                               cost of living rider: The lowest monthly charge per $1,000 is $0.003 and the highest monthly charge per $1,000 is 0.06.


7 Risk/benefit summary: Charges and expenses you will pay

  Charge for a                                               Amount charged for disability premium waiver per $1,000 of benefit as
  representative insured                                     follows:
                                                               Initial base policy face amount: The monthly charge per $1,000 is
                                                               $0.07 for a male insured age 35 at issue in the non-rated non-tobacco user risk class.
                                                               Option to purchase additional insurance: The monthly charge per
                                                               $1,000 is $0.03 for an insured age 35 at issue who is not in a rated risk class.
                                                               Children's term insurance: The monthly charge per $1,000 is $0.01 for an insured who is not in a rated risk class.
                                                               10 year renewable term rider: The monthly charge per $1,000 in the first policy year is $0.007 for an insured age 35 at issue who is not in a rated risk class.
                                                               cost of living rider: The monthly charge per $1,000 is $0.02 for an insured age 35 at issue who is not in a rated risk class.

Option to purchase
additional insurance(6)

  Lowest and highest          Deducted from your account     The lowest monthly charge per $1,000 of option to purchase additional
  charge                      value each month while rider   insurance is $0.04 and the highest monthly charge per $1,000 is $0.17.
                              is in effect

  Charge for a                                               The monthly charge per $1,000 is $0.16 for an insured age 35 at issue.
  representative insured

Accidental death benefit
rider(6)

  Lowest and highest          Deducted from your account     The lowest monthly charge per $1,000 of accidental death benefit is
  charge                      value each month while rider   $0.08 and the highest monthly charge per $1,000 is $0.44.
                              is in effect

  Charge for a                                               The monthly charge per $1,000 is $0.08 for an insured age 35 at issue
  representative insured                                     who is not in a rated risk class.

Cost of living rider(6)
  Lowest and highest          Deducted from your account     The lowest monthly charge per $1,000 of base policy face amount at the
  charge                      value each month while rider   time of the deduction is $0.004 and the highest monthly charge per
                              is in effect                   $1,000 is $0.08.
  Charge for a                                               The monthly charge per $1,000 is $0.02 for a male insured age 35 at
  representative insured                                     issue who is in the non-tobacco user risk class.

10 year renewable term
insurance on the insured
person or an additional
insured person(6)(7)

  Lowest and highest          Deducted from your account     The lowest monthly charge per $1,000 of ten-year renewable term
  charge                      value each month while rider   insurance is $0.09 and the highest monthly charge per $1,000 is $4.50.
                              is in effect

  Charge for a                                               The monthly charge per $1,000 in the first policy year is $0.17 for a
  representative insured                                     male insured (or additional insured) age 35 at issue who is in the non-tobacco user risk class and who is not in a rated risk class.

Incentive term rider(5)(6)(7)

  Lowest and highest          Deducted from your account     The lowest maximum monthly charge per $1,000 of rider death benefit is
  charge                      value each month while rider   $0.06 and the highest maximum monthly charge per $1,000 is $83.34.
                              is in effect


                       Risk/benefit summary: Charges and expenses you will pay 8

  Charge for a                                                The maximum monthly charge per $1,000 in the first policy year is
  representative insured                                      $0.15 for a male insured age 35 in the standard non-tobacco user risk class.(9)

Enhanced death benefit      Deducted from your account        The monthly charge per $1,000 of base policy face amount at the time
guarantee(5)                value each month while rider      of the deduction is $0.02.(13)
                            is in effect

Children's term insurance   Deducted from your account        The monthly charge per $1,000 of children's term insurance is $0.50.
                            value each month while rider
                            is in effect
------------------------------------------------------------------------------------------------------------------------------------
Mortality and expense       Deducted from amounts in          A maximum of 0.90% (annual rate) of the value you have in our variable
risk charge                 your policy's variable            investment options; currently, we charge 0.60% (annual rate) of the
                            investment options each day       value you have in our variable investment options.
------------------------------------------------------------------------------------------------------------------------------------


(1) Currently, we reduce this charge after an amount equal to ten "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's characteristics. In addition, if your policy includes the accounting benefit endorsement, a portion of the deductions from premiums will be refunded upon surrender within the first three policy years (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).

(2) Beginning in your policy's ninth year, this amount declines at a constant rate each month until no surrender charge applies to surrenders made after the policy's 15th year. The initial amount of surrender charge depends on each policy's specific characteristics. In addition, if your policy includes the accounting benefit endorsement, the surrender charges are reduced (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).

(3) This additional surrender charge, however, applies only to the amount (if any) by which the increase causes the face amount to exceed its highest previous amount. For these purposes, we disregard any face amount changes that we make automatically as a result of any change in your death benefit option.

(4) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our Dollar Cost Averaging service or Asset Rebalancing service as discussed later in this prospectus.

(5) Not applicable after the insured person reaches age 100.


(6) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.

(7) Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.

(8) Our amount "at risk" is the difference between the amount of death benefit and the account value as of the deduction date.

(9) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000.

(10) The current monthly charges for this rider are lower than the maximum monthly charges.

(11) Amount charged equals the sum of disability premium waiver rider charges corresponding to the base policy, and to any option to purchase additional insurance, children's term insurance, 10 year renewable term and/or cost of living riders that you have added to your policy.

(12) The monthly charges corresponding to the base policy will be adjusted proportionately to any face amount reduction made at your request or resulting from a partial withdrawal under death benefit Option A.

(13) The "face amount" is the base amount of insurance coverage under your policy.


9 Risk/benefit summary: Charges and expenses you will pay

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.



-------------------------------------------------------------------------------------
  Portfolio operating expenses expressed as an annual percentage of daily net assets
-------------------------------------------------------------------------------------
                                             Lowest     Highest
-------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses    0.57%      4.87%
for 2002 (expenses that are deducted
from Portfolio assets including management
fees, 12-b1 fees, service fees and/or other
expenses)(1)
-------------------------------------------------------------------------------------



(1) Equitable Life, the manager of the AXA Premier VIP Trust and the EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2004. Under these Agreements, Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits such Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio -- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT -- PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. AXA Rosenberg Investment Management LLC, the manager of the Barr Rosenberg Variable Insurance Trust -- AXA Rosenberg VIT Value Long/Short Equity Fund, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions each EQ Advisors Trust Portfolio and each AXA VIP Trust Portfolio pays is used to reduce the Portfolio's expenses. If the above table reflected these expense limitation arrangements and the portion of the brokerage commissions used to reduce Portfolio expenses, the lowest and highest figures would be as shown in the table below:




-----------------------------------------------------------------------------------------
                                                                      Lowest     Highest
-----------------------------------------------------------------------------------------
 Total Annual Portfolio Operating Expenses for 2002 (expenses that    0.57%      2.00%
 are deducted from Portfolio assets including management fees,
 12b-1 fees, service fees and/or other expenses) after expense cap
-----------------------------------------------------------------------------------------
 Total Annual Portfolio Operating Expenses for 2002 (expenses that    0.43%      2.00%
 are deducted from Portfolio assets including management fees,
 12b-1 fees, service fees and/or other expenses) after expense cap and after a portion of the brokerage commissions that the Portfolio pays is used to reduce the Portfolio's expenses
-----------------------------------------------------------------------------------------


HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.


CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policyholders of a given class, and will be determined based on reasonable assumptions as to expenses, mortality, policy and contract claims, taxes, investment income and lapses. Any changes in charges may apply to then in-force policies, as well as to new policies.


                      Risk/benefit summary: Charges and expenses you will pay 10

3. Who is Equitable Life?

--------------------------------------------------------------------------------

We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life has any legal responsibility to pay amounts that Equitable Life owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $415.31 billion in assets as of December 31, 2002. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.



HOW TO REACH US


To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.


--------------------------------------------------------------------------------
BY MAIL:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
Equitable Life -- AXA Distributors Service Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047


--------------------------------------------------------------------------------
BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------
At the Street Address for our Administrative Office:
Equitable Life -- AXA Distributors Service Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277

1-704-341-7000 (for express delivery purposes only)



--------------------------------------------------------------------------------
BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------
Automated system available every day, from 6 AM to 4 AM, Eastern Time; customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.


--------------------------------------------------------------------------------
BY E-MAIL:
--------------------------------------------------------------------------------
life-service@equitable.com


--------------------------------------------------------------------------------
BY FACSIMILE (FAX):
--------------------------------------------------------------------------------

1-704-540-9714



--------------------------------------------------------------------------------
BY INTERNET:
--------------------------------------------------------------------------------
Our Web site (www.equitable.com) can also provide you information; some of the forms listed below are available for you to print out through our Web site by clicking on "Customer Service Life Insurance" and selecting "Forms" from the right side of the screen. You can also access your policy information through our Web site by enrolling in EQAccess.

                      ----------------------------------

We require that the following types of communications be on specific forms we provide for that purpose:

(1) request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and

(4) designation of new policy owner(s).

We also have specific forms that we recommend you use for the following:

(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;

(d) transfers between investment options; and

(e) changes in allocation percentages for premiums and deductions.

You can change your allocation percentages and/or transfer among investment options (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess requests" later in this prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")


11  Who is Equitable Life?

Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


ABOUT OUR SEPARATE ACCOUNT FP

Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of Equitable Life's other assets.

Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

Each subaccount (variable investment option) of Separate Account FP available under Incentive Life(SM) invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.


The Trusts sell their shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.



YOUR VOTING PRIVILEGES


Voting of Portfolio shares. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.


Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policyowner. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of Incentive Life(SM) and other policies that Separate Account FP supports.


                                                      Who is Equitable Life?  12

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the Incentive Life(SM) policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.


Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.




------------------------------------------------------------------------------------------------------------------------------------
Portfolios of the Trusts
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                Objective                                                Adviser
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of a high current income and capital     o BlackRock Advisors, Inc.
                              appreciation, consistent with a prudent level of risk    o Pacific Investment Management Company
                                                                                         LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital                        o A I M Capital Management, Inc.
                                                                                       o Dresdner RCM Global Investors LLC
                                                                                       o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP               Seeks long-term growth of capital                        o Alliance Capital Management L.P., through
 INTERNATIONAL EQUITY                                                                    its Bernstein Investment Research and
                                                                                         Management Unit
                                                                                       o Bank of Ireland Asset Management
                                                                                         (U.S.) Limited
                                                                                       o OppenheimerFunds, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital                        o Alliance Capital Management L.P., through
 CORE EQUITY                                                                             its Bernstein Investment Research and
                                                                                         Management Unit
                                                                                       o Janus Capital Management LLC
                                                                                       o Thornburg Investment Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital                        o Alliance Capital Management L.P.
 GROWTH                                                                                o Dresdner RCM Global Investors LLC
                                                                                       o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital                        o Alliance Capital Management L.P.
 VALUE                                                                                 o MFS Investment Management
                                                                                       o Institutional Capital Corporation
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     Seeks long-term growth of capital                        o Alliance Capital Management L.P.
 CAP GROWTH                                                                            o Provident Investment Counsel, Inc.
                                                                                       o RS Investment Management, LP
------------------------------------------------------------------------------------------------------------------------------------



13 About the Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
Portfolios of the Trusts (continued)
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                       Objective                                         Adviser
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID            Seeks long-term growth of capital                 o AXA Rosenberg Investment Management LLC
 CAP VALUE                                                                             o Wellington Management Company, LLP
                                                                                       o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY           Seeks long-term growth of capital                 o Alliance Capital Management L.P.
                                                                                       o Dresdner RCM Global Investors LLC
                                                                                       o Firsthand Capital Management, Inc.



------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Objective                                                 Adviser
------------------------------------------------------------------------------------------------------------------------------------
EQ/AGGRESSIVE STOCK              Seeks to achieve long-term growth of capital.             o Alliance Capital Management L.P.
                                                                                           o MFS Investment Management
                                                                                           o Marsico Capital Management, LLC
                                                                                           o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK         Seeks to achieve long-term growth of capital.             o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND           Seeks to provide a high total return.                     o Alliance Capital Management L.P.
 INCOME
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE         Seeks to achieve high current income consistent with      o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES           relative stability of principal.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        Seeks to achieve long-term growth of capital.             o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       To achieve long-term growth of capital.                   o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         Seeks to achieve high current income consistent with      o Alliance Capital Management L.P.
                                 moderate risk to capital.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            Seeks to achieve long-term growth of capital.             o Alliance Capital Management L.P.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE TECHNOLOGY           Seeks to achieve long-term growth of capital. Current     o Alliance Capital Management L.P.
                                 income is incidental to the Portfolio's objective.
------------------------------------------------------------------------------------------------------------------------------------
EQ/BALANCED                      Seeks to achieve a high return through both appreciation  o Alliance Capital Management L.P.
                                 of capital and current income.                            o Capital Guardian Trust Company
                                                                                           o Mercury Advisors
                                                                                           o Jennison Associates LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.                               o Alliance Capital Management L.P.,
                                                                                             through its Bernstein Investment
                                                                                             Research and Management Unit
------------------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY              Seeks long-term capital appreciation.                     o Calvert Asset Management Company Inc.
 RESPONSIBLE                                                                                 and Brown Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              To achieve long-term growth of capital.                   o Capital Guardian Trust Company
 INTERNATIONAL
------------------------------------------------------------------------------------------------------------------------------------


                                           About the Portfolios of the Trusts 14

------------------------------------------------------------------------------------------------------------------------------------
Portfolios of the Trusts (continued)
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name               Objective                                                     Adviser
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN          To achieve long-term growth of capital.                       o Capital Guardian Trust Company
 RESEARCH
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.     To achieve long-term growth of capital.                       o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY   Seeks long-term capital appreciation.                         o Morgan Stanley Investment Management,
                                                                                             Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX          Seeks a total return before expenses that approximates        o Alliance Capital Management L.P.
                             the total return performance of the S&P 500 Index,
                             including reinvestment of dividends, at a risk level consis-
                             tent with that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA           Seeks long-term capital growth.                               o Evergreen Investment Management
                                                                                             Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                Seeks long-term growth of capital.                            o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE    Seeks long-term capital appreciation.                         o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/HIGH YIELD                Seeks to achieve a high total return through a combina-       o Alliance Capital Management L.P.
                             tion of current income and capital appreciation.              o Pacific Investment Management Company
                                                                                             LLC (PIMCO)

------------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL EQUITY      Seeks to replicate as closely as possible (before deduction   o Alliance Capital Management L.P.
 INDEX                       of Portfolio expenses) the total return of the MSCI EAFF
                             index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND     Seeks to provide a high total return consistent with mod-     o J.P. Morgan Investment Management Inc.
                             erate risk of capital and maintenance of liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH    Seeks long-term growth of capital.                            o Janus Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE    Seeks capital appreciation.                                   o Lazard Asset Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS             Seeks long-term growth of capital.                            o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE       Seeks capital appreciation and secondarily, income.           o Mercury Advisors
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH       Seeks to provide long-term capital growth.                    o MFS Investment Management
 COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST       Seeks long-term growth of capital with secondary objec-       o MFS Investment Management
                             tive to seek reasonable current income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET              Seeks to obtain a high level of current income, preserve      o Alliance Capital Management L.P.
                             its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME    Seeks capital growth. Current income is a secondary           o Putnam Investment Management, LLC
 VALUE                       objective.
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM INTERNATIONAL      Seeks capital appreciation.                                   o Putnam Investment Management, LLC
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM VOYAGER            Seeks long-term growth of capital and any increased           o Putnam Investment Management, LLC
                             income that results from this growth.
------------------------------------------------------------------------------------------------------------------------------------


15 About the Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
Portfolios of the Trusts (continued)
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Objective                                                 Adviser
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX           Seeks to replicate as closely as possible (before the     o Alliance Capital Management L.P.
                                 deduction of Portfolio expenses) the total return of
                                 the Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------------
Barr Rosenberg Variable
Insurance Trust
Portfolio Name                   Objective                                                 Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
AXA ROSENBERG VIT VALUE          The Fund seeks to increase the value of your investment   o AXA Rosenberg Investment Management LLC
 LONG/SHORT EQUITY FUND          in bull markets and bear markets through strategies that
                                 are designed to have limited exposure to general equity
                                 market risk.
------------------------------------------------------------------------------------------------------------------------------------
PIMCO Advisors VIT
Portfolio Name                   Objective                                                 Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE                  Long-term capital appreciation and income.                o OpCap Advisors LLC
------------------------------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                   Objective                                                 o OpCap Advisors LLC
------------------------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- CLASS I(1)   The portfolio seeks to provide above average current      o Van Kampen(2)
                                 income and long-term capital appreciation by investing
                                 primarily in equity securities of companies in the U.S.
                                 real estate industry, including real estate investment
                                 trusts.
------------------------------------------------------------------------------------------------------------------------------------



(1) `Class I' shares are defined in the current applicable underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.

Other important information about the Portfolios is included in the prospectus for each Trust which accompanies this prospectus.


                                           About the Portfolios of the Trusts 16

5. Determining your policy's value

--------------------------------------------------------------------------------


YOUR ACCOUNT VALUE


As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.


Your account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in
(iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. (Your policy and other supplemental material may refer to (ii) and (iii) above as our "Guaranteed Interest Account.") These amounts are subject to certain charges discussed in "Risk/benefit summary:
Charges and expenses you will pay" earlier in this prospectus.


--------------------------------------------------------------------------------
Your account value will be credited with the same returns as are achieved by the Portfolios or guaranteed interest option that you select, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). The units' values will be reduced, however, by the amount of the mortality and expense risk charge for that period (see "Table of policy charges" in "Charges and expenses you will pay" earlier in this prospectus). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts you have specifically requested that we allocate to that option and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 3% effective annual rate. The mortality and expense risk charge mentioned earlier in this prospectus does not apply to our guaranteed interest option.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


17  Determining your policy's value

6. Transferring your money among our investment options

--------------------------------------------------------------------------------

TRANSFERS YOU CAN MAKE

--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------
After your policy's Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500.

--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFER OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any policy year is the greater of (a) 25% of your then current balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.

We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").


HOW TO MAKE TRANSFERS

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.

TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus, from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Web site and enrolling in EQAccess. This service may not always be available. Generally, the above described restrictions relating to telephone transfers also apply to EQAccess transfers.


OUR DOLLAR COST AVERAGING SERVICE

We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.


This service terminates when the EQ/Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.

OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).



                        Transferring your money among our investment options  18

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


19  Transferring your money among our investment options

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your Cash Surrender Value.) However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding. See "Your option to receive a living benefit" below.


--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. (Your policy may sometimes refer to the collateral as the "loaned policy account.") We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

o we do not count the collateral when we compute our customer loyalty credit;
  and

o the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 4% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) In no event, however, will the loan interest rate be greater than 15%. We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have outstanding loans). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 3% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest). Because we first offered Incentive Life(SM) policies in 1999 the interest rate differential has not yet been eliminated under any in-force policies.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment.

EFFECTS OF POLICY LOANS. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan can also cause any paid up death benefit guarantee to terminate or may cause any other guarantee against termination to become unavailable. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of policy loans.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.


MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment


                                                        Accessing your money  20
options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.

--------------------------------------------------------------------------------
You can withdraw all or part of your policy's net cash surrender value, although you may incur tax consequences by doing so.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). If the paid up death benefit guarantee is in effect, a partial withdrawal will generally reduce the face amount by more than the amount of the withdrawal. Face amount reductions that occur automatically as a result of withdrawals, however, do not result in our deducting any portion of any then remaining surrender charge. We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal, even if the paid up death benefit guarantee is not then in effect. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining our other guarantees against termination, as well. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or because it could result in a death benefit guarantee not being in effect.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.



SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any amount of your account value that is "restricted" as a result of previously distributed "living benefits," and minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.


Please refer to "Tax information" below for the possible tax consequences of surrendering your policy and applicable waivers of surrender charges in the event of federal estate tax repeal.


YOUR OPTION TO RECEIVE A LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally 75%) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider).

We make no additional charge for the rider. However, if you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy, we refer to this as a "lien" we establish against your policy.)

When we pay a living benefit we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We will deduct these restricted amounts from any subsequent surrender proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------


21  Accessing your money

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An Incentive Life(SM) policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy generally will not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.


TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, the selection of additional rider benefits, an increase in your policy's face amount (including pursuant to our cost-of-living rider), or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, there are overall limits on the amount of premiums you may pay under your policy in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.


                                                             Tax information  22

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 591/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFITS PROCEEDS

Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.


EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material increase in face amount that you request, or other material change in a policy, will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.


REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income


23  Tax information
and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $1.5 million in 2004 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to the person's spouse or charitable institutions and certain gifts of $11,000 for 2003 (this amount is indexed annually for inflation) or less per year for each recipient.

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption will be the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter. Beginning in 2011, at any time during which there is no federal estate tax in effect, we will waive any surrender charges that would otherwise apply.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is being purchased pursuant to a split-dollar arrangement you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed.


PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002, the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as proposed regulations. Together, they provide new proposed and interim guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.


ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.


                                                             Tax information  24

If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to Separate Account FP, based on premiums, or otherwise allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.


You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any taxable income or gain the assets generate.


The IRS has provided some guidance on this question of investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, it had not done so as of the date of this prospectus. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


25  Tax information

9. More Information about policy features and benefits

--------------------------------------------------------------------------------

ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

The basic Option A and Option B death benefits are described under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy's account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

--------------------------------------------------------------------------------
If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or
Option B death benefit you have selected.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Age*   40 and under    45      50      55      60      65
--------------------------------------------------------------------------------
 %     250%            215%    185%    150%    130%    120%
--------------------------------------------------------------------------------
        70      75-95   99-Over
--------------------------------------------------------------------------------
  %     115%    105%    101%
--------------------------------------------------------------------------------

* For the then-current policy year.

This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefits. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

OTHER ADJUSTMENTS TO DEATH BENEFIT. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of the living benefits payment plus interest. See "Your option to receive a living benefit" earlier in this prospectus.



GUARANTEE PREMIUM TEST FOR NO-LAPSE GUARANTEES

GUARANTEE PREMIUM TEST. If your policy's net cash surrender value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date at least equals the cumulative guarantee premiums due to date for either the no-lapse guarantee or death benefit guarantee discussed under "You can guarantee that your policy will not terminate before a certain date," in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus, that are then available under your policy. If it does, your policy will not lapse, provided that you have no policy loans outstanding (or you repay all of such loans before the end of the 61-day grace period mentioned in "The minimum amount of premiums you must pay" under "Risk/benefit summary: Policy features, benefits and risks") and provided that the period of the corresponding guarantee has not expired.


When we calculate the cumulative amount of guarantee premiums for the two guarantee options discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus, we compound each amount at a 4% annual interest rate from its due date through the date of the calculation. (This interest rate is only for purposes of determining whether you have satisfied the guarantee test for an available duration. It does not bear any relation to the returns you will actually earn or any loan interest you will actually pay.) We use the same calculation for determining the cumulative amount of premiums paid, beginning with the date each premium is received. The amount of premiums you must pay to maintain a guarantee against termination will be increased by the cumulative amount of any partial withdrawals you have taken from your policy (calculated by the same method, beginning with the date of withdrawal).

GUARANTEE PREMIUMS. The amount of the guarantee premiums for each of the guarantee options discussed under "You can guarantee that your policy will not terminate before a certain date" in "Risk/ benefit summary: Policy features, benefits and risks," earlier in this prospectus, is set forth in your policy on a monthly basis, if that guarantee is available to you. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. Certain additional benefit riders will cause the guarantee premiums to increase after policy issue. The guarantee premiums also may change if, for example, the face amount of the policy or a rider changes, a rider is added or eliminated, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a guarantee period beyond its original number of years.

If you want to be billed for a guarantee premium amount, you must specify a planned periodic premium that at least equals the guarantee premium that you plan to pay. If you wish your bills for planned periodic premiums to cover your guarantee premiums, please remember to change your planned periodic premium amount, as necessary, if you take any action that causes your guarantee premiums to change.


                         More Information about policy features and benefits  26

PAID UP DEATH BENEFIT GUARANTEE


In order to elect the paid up death benefit guarantee:

o you must have death benefit "Option A" in effect (see "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus,);

o you must terminate any riders to your policy that carry additional charges, including the Incentive Term rider;

o the election must not cause the policy to lose its qualification as life insurance under the Internal Revenue Code or require a current distribution from the policy to avoid such disqualification; and

o the election must not reduce the face amount (see below) to less than the minimum face amount for which we would then issue a policy.

The paid up death benefit guarantee applies only to your base policy's face amount, and not to the face amount or other coverage under any riders that (as noted above) must be terminated when the guarantee is elected.


POSSIBLE REDUCTION OF FACE AMOUNT. The face amount of your policy after this guarantee is elected is the lesser of (a) the face amount immediately before the election or (b) the policy account value divided by a factor based on the then age of the insured person. The factors are set forth in your policy. As a general matter, the factors change as the insured person ages so that, if your account value stayed the same, the result of the calculation under clause (b) above would be lower the longer your policy is in force.


If electing the paid up death benefit guarantee causes a reduction in face amount, we will deduct the same portion of any remaining surrender charge as we would have deducted if you had requested that decrease directly (rather than electing the paid up death benefit guarantee). (See "Risk/benefit summary:
Charges and expenses you will pay" earlier in this prospectus.)


OTHER EFFECTS OF THIS GUARANTEE. You generally may continue to pay premiums after you have elected the paid up death benefit guarantee (subject to the same limits as before), but premium payments are not required. If the election causes your face amount to decrease, however, the amount of additional premiums you can pay, if any, may be reduced. You may continue to make transfers, but you may not change the death benefit option or add riders that have their own charges while the paid up death benefit guarantee is in effect.


Partial withdrawals while the paid up death benefit guarantee is in effect will generally be subject to the same terms and conditions as any other partial withdrawal (see "Making withdrawals from your policy" earlier in this prospectus), except that:

o We may decline your request for a partial withdrawal (or any other policy change) under the circumstances described in the paid up death benefit guarantee policy endorsement. If this occurs, you may wish to consider asking us to terminate the paid up death benefit guarantee.

o Partial withdrawals (and any distributions we may be required to make for tax purposes) will generally reduce your policy's face amount by more than the amount of the withdrawal.

The election of the paid up death benefit guarantee may cause your policy to become a modified endowment contract under certain circumstances. See "Tax treatment of distributions to you" under "Tax information," earlier in this prospectus. You should consult your tax advisor before making this election.



OTHER BENEFITS YOU CAN ADD BY RIDER


You may be eligible for the following other optional benefits we currently make available by rider:

o term insurance on the insured person (Incentive Term rider)

o disability waiver benefits

o accidental death benefit

o option to purchase additional insurance

o cost-of-living rider

o children's term insurance

o ten-year renewable term insurance on the insured person or an additional insured person

We add the following riders automatically at no charge to each eligible policy:

o substitution of insured person rider

o waiver of surrender charge due to tax law change rider (for certain future federal estate tax repeal situations)

o living benefits rider

o accounting benefit endorsement


Equitable Life or your financial professional can provide you with more information about these riders. Some of these riders may only be selected at issue. Some benefits are not available in combination with others. The riders provide additional information, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.


See also "Tax information" earlier in this prospectus for certain possible tax consequences of adding or deleting riders or changing the death benefits under a rider.



ACCOUNTING BENEFIT ENDORSEMENT


Subject to the conditions discussed below, Equitable Life will offer an Endorsement to your policy (the "Endorsement") that will refund or waive all or a portion of certain policy charges if the policy is surrendered for its net cash surrender value within a limited time period.

Under our current rules, the Endorsement will be offered where the following conditions are met:

o policies are corporately owned, or are "split-dollar" cases that are collaterally assigned to the company;

o the persons proposed to be insured are deemed by us to be "highly compensated" individuals;

o the minimum initial premium under each policy is remitted to Equitable Life by the employer; and


27  More Information about policy features and benefits

o the aggregate annualized first year planned periodic premium is at least $150,000 if a minimum of three policies is issued, each on the life of a different insured person, and at least $500,000 if less than three policies are issued.

Eligible cases will be issued with the accounting benefit endorsement unless the policyowner requests us in writing to not include the Endorsement.

The Endorsement reduces the difference between the premiums paid for the policy and the amount we will pay you if the policy is surrendered in its early years. This, in turn, is expected to reduce any charge against the employer's earnings when the employer accounts for the policy under generally accepted accounting principles (GAAP). Policyowners must rely on the advice of their own accountants, however, to determine how the purchase of a policy, as modified by the Endorsement, will affect their GAAP financial statements.

The Endorsement works by refunding all or a portion of the deductions from premiums and waiving all or a portion of the surrender charges, if the policy is surrendered in its early years. The percentage of charges refunded or waived under the Endorsement are as follows:


--------------------------------------------------------------------------------
                            Percent Of Premium     Percent Of Surrender
Surrender In Policy Year    Deduction Refunded        Charges Waived
--------------------------------------------------------------------------------
             1                      100%                    100%
             2                       67%                     80%
             3                       33%                     60%
             4                       0%                      40%
             5                       0%                      20%
          6 and later                0%                      0%
--------------------------------------------------------------------------------

For example, if a policy subject to the Endorsement were surrendered in its second policy year, we would refund:

o 67% of the charges that had been deducted from premiums (i.e., the sales charge); and

o 80% of the amount of surrender charges that we otherwise would have imposed for the surrender.

Once the Endorsement terminates at the end of the fifth policy year, however, there will be no refund of prior deductions from premiums, and the full amount of the surrender charges otherwise payable under the policy will be assessed upon surrender. The Endorsement operates only if the policy is surrendered in full. There is no waiver of surrender charges or refund of premium deductions if the policy terminates after a grace period or if the face amount is reduced. Nor is there a refund of prior premium deductions for partial withdrawals. The Endorsement does not affect the amount available for borrowing or withdrawing from your policy. Nor does it affect the calculations to determine whether your policy will lapse or terminate.


Face amount increases (if available under your policy) will not be approved while the endorsement is in effect. We offer products designed specifically for this marketplace. You can contact us to find out more about any other Equitable Life insurance policy.



CUSTOMER LOYALTY CREDIT

We provide a customer loyalty credit for policies that have been in force for more than six years. This is added to the account value each month. The dollar amount of the credit is a percentage of the total amount you then have in our investment options (not including any value we are holding as collateral for any policy loans). The percentage credit is currently at an annual rate of .60% beginning in the policy's seventh year. This credit is not guaranteed, however. Because we first offered Incentive Life(SM) in 1999, no credit has yet been attained under any in-force policy.


VARIATIONS AMONG INCENTIVE LIFE(SM) POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.


Equitable Life also may vary or waive the charges (including surrender charges) and other terms of Incentive Life(SM) where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with Incentive Life(SM). We will make such variations only in accordance with uniform rules that we establish.


Equitable Life or your financial professional can advise you about any variations that may apply to your policy.


YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

PAYMENT OPTIONS FOR DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.

--------------------------------------------------------------------------------
You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.
--------------------------------------------------------------------------------

If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access AccountTM") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the financial


                         More Information about policy features and benefits  28
professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.

PAYMENT OPTIONS FOR SURRENDER AND WITHDRAWAL PROCEEDS. You can also choose to receive all or part of any proceeds from a surrender or withdrawal from your policy under one of the above referenced payment options, rather than as a single sum.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the premiums paid. In some states, we will adjust this amount for any investment performance (whether positive or negative).

To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states or situations, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.


29  More Information about policy features and benefits

10. More information about certain policy charges

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DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.


The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender. Similarly, the premium charge is designed primarily to defray sales and tax expenses we incur that are based on premium payments, the administrative charge is designed primarily to defray administrative expenses in connection with issuing and administering the policies, and the mortality and expense risk charge is designed primarily to defray expenses that we will incur if certain of our assumptions with respect to the mortality of insureds under the policies (as a group) and expenses we incur in issuing and administering the policies are underestimated relative to the guaranteed maximum charges. Similarly, if we ever impose a transfer charge, it will be solely to help defray our costs in processing transfer requests from owners.

MONTHLY COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the specifics of your policy and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.


Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current rates are lower than those maximums. Therefore, we have the ability to raise these rates up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) policies for insureds who are age 18 or above are based on the 1980 Commissioner's Standard Ordinary SB Smoker and NB Non-Smoker Mortality Tables. The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) policies for insureds who are under age 18 are based on the 1980 Commissioner's Standard Ordinary Mortality Table B. For all other policies, for insureds who are age 18 or above, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables. For insureds who are under age 18, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

We offer lower rates for non-tobacco users only if they are at least age 18. You may ask us to review a younger insured person's tobacco habits beginning on the policy anniversary on which such person is age 18.

You may ask us to review the tobacco habits of an insured person of attained age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

The change to non-tobacco user rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in the face amount may cause your cost of insurance rates to go up.


                               More information about certain policy charges  30

CHARGES FOR OTHER BENEFITS YOU CAN ADD BY RIDER. Each rider provides additional information about the charges associated with its purchase. We will furnish samples of available riders to you upon request. The maximum amount of any charge we make for a rider will be set forth in the rider or in the policy itself. The charge for each of the Disability deduction waiver, Disability premium waiver, Option to purchase additional insurance, Accidental death benefit, Cost of living, 10 year renewable term insurance on the insured person or an additional insured person and Incentive term riders depends on the specifics of your policy, including the characteristics of the insured. The charge for the Enhanced death benefit guarantee and the Children's term insurance riders does not vary depending upon the specifics of your policy.


DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each month of the policy.


31  More information about certain policy charges

11. More information about procedures that apply to your policy

--------------------------------------------------------------------------------

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:

o premium payments received after the policy's investment start date (discussed below)

o loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:

o withdrawals

o tax withholding elections

o face amount decreases that result from a withdrawal

o changes of allocation percentages for premium payments or monthly deductions

o surrenders

o changes of beneficiary

o transfers from a variable investment option to the guaranteed interest option

o changes in form of death benefit payment

o loans

o transfers among variable investment options

o assignments

o termination of paid up death benefit guarantee

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o changes in face amount

o election of paid up death benefit guarantee

o changes in death benefit option

o changes of insured person

o termination of enhanced death benefit guarantee

o restoration of terminated policies


DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.


DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE

REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.

o If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then


                 More information about procedures that apply to your policy 32 the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part
 II of the policy application.


o If we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").


We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you in our EQ/Money Market option (prior to the Allocation Date). Generally, this is the register date, or, if later, the date we receive your full minimum initial premium at our Administrative Office.


COMMENCEMENT OF INSURANCE COVERAGE. You must give the full minimum initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.


NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.


WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Life and endorsed over to Equitable Life only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.


ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued proposed regulations concerning split-dollar arrangements, including policies subject to collateral assignments. The proposed regulations provide both new proposed and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.


YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics and may result in a loss of any death benefit guarantees. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.


33  More information about procedures that apply to your policy

REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.

Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Incentive Life(SM) in connection with an employment-related insuranceor benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for Incentive Life(SM) policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific Incentive Life(SM) policy.



FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.



                 More information about procedures that apply to your policy  34

12. More information about other matters

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ABOUT OUR GENERAL ACCOUNT

Our general account assets support all of our obligations, (including those under the Incentive Life(SM) policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the dollar cost averaging service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.

DISRUPTIVE TRANSFER ACTIVITY. You should note that the Incentive Life(SM) contract is not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio. These kinds of strategies and transfer activities are disruptive to the underlying Portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options are disruptive to the underlying Portfolios, we may among other things restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent acting under a power of attorney who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity in all annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to prevent disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to Portfolio assets, in each underlying Portfolio, and we take appropriate action, which may include the actions described above to restrict availability of voice, fax and automated transaction services, when we consider the activity of owners to be disruptive. We currently provide a letter to owners who have engaged in such activity of our intention to restrict such services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider disruptive transfer activity, as well as change our procedures to restrict this activity.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured person, or through EQAccess if you are the individual owner:

o changes of premium allocation percentages

o changes of address


o to request a policy loan (loan requests cannot be made through EQAccess by corporate policyholders)


For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.


If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site (www.equitable.com). For security purposes, you may not initiate any transactions relating to your policy for five (5) days after you have elected to use EQAccess. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any EQAccess transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.



35  More information about other matters

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or facsimile transaction request that we receive after the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.


SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).


WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items. .

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to Incentive Life(SM) from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with all applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all the circumstances under which we may find it necessary or appropriate to exercise our right to make changes.


                                        More information about other matters  36

Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU


Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.



37  More information about other matters

13. Financial statements of Separate Account FP and Equitable Life

--------------------------------------------------------------------------------


The financial statements of Separate Account FP as of December 31, 2002 and for each of the three years in the period ended December 31, 2002 and the financial statements of Equitable Life as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 are in a Statement of Additional Information ("SAI") pertaining to the policies and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-888-855-5100.



              Financial statements of Separate Account FP and Equitable Life  38

14.  Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2002 (or expected to be incurred in 2003, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2002). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

You can request an arithmetic illustration as well any of the other illustrations described above. Appendix III to the prospectus contains an arithmetic hypothetical illustration.


39  Personalized illustrations

Appendix I: Information on market performance

--------------------------------------------------------------------------------

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting our variable investment options, and the Portfolio. We may also compare the performance or ranking of those options and the Portfolios with:

o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

o other appropriate indices of investment securities, the Consumer Price Index and averages for peer universes of mutual funds;

o data developed by us derived from such indices or averages; or

o other appropriate types of securities (e.g., common stocks, long-term government bonds, long-term corporate bonds, intermediate term government bonds, and U.S. treasury bills).

We also may furnish to present or prospective policyowners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:

--------------------------------------------------------------------------------
Barron's                                   Investment Management Weekly
Morningstar's Variable Annuities/Life      Money Management Letter
Business Week                              Investment Dealers Digest
Forbes                                     National Underwriter
Fortune                                    Pension & Investments
Institutional Investor                     USA Today
Money                                      Investor's Business Daily
Kiplinger's Personal Finance               The New York Times
Financial Planning                         The Wall Street Journal
Investment Adviser                         The Los Angeles Times
                                           The Chicago Tribune
--------------------------------------------------------------------------------

Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of Portfolios with similar investment objectives in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey). Morningstar, Inc. compiles similar data in the Morningstar Variable Annuity/Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

o The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts; and

o The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

The Morningstar Report consists of nearly 700 variable life and annuity portfolios, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.


LONG-TERM MARKET TRENDS

Historically, the investment performance of common stocks over the long term has generally been superior to that of long- or short-term debt securities. However, common stocks have also experienced dramatic changes in value over short periods of time. One of our variable investment options that invests primarily in common stocks may, therefore, be a desirable selection for owners who are willing to accept such risks. If, on the other hand, you wish to limit your short-term risk, you may find it preferable to allocate a smaller percentage of net premiums to those options that invest primarily in common stock. All investments in securities, whether equity or debt, involve varying degrees of risk. They also offer varying degrees of potential reward.


                              Appendix I: Information on market performance  I-1

                      (This page intentionally left blank)

Appendix II: An index of key words and phrases

--------------------------------------------------------------------------------


This index should help you locate more information on the terms used in this prospectus.






                                                  Page
account value                                     17
Administrative office                             11
age                                               33
Allocation date                                    3
alternative death benefit                         26
amount at risk                                    30
anniversary; anniversaries                        32
assign; assignment                                33
automatic transfer service                        18
AXA Financial, Inc.                               11
AXA Premier VIP Trust                             cover
Barr Rosenberg Variable Insurance Trust           cover
basis                                             22
beneficiary                                       28
business day                                      32
Cash Surrender Value                              37
Code                                              22
collateral                                        20
cost of insurance charge                          30
cost of insurance rates                           30
customer loyalty credit                           28
day                                               32
death benefit guarantee                            2
default                                            1
disruptive transfer activity                      35
dollar cost averaging service                     18
enhanced death benefit guarantee                   2
EQAccess                                          11
EQ Advisors Trust                                 cover
Equitable Life                                    11
Equitable Access Account                          28
face amount                                        3
grace period                                       1
guaranteed interest option                         3
guarantee premium                                  2
Guaranteed Interest Account                        3
Incentive Life(SM)                                cover
Incentive term rider                               4
insured person                                    33
investment funds                                   3
investment option                                 cover
issue date                                        33

                                                  Page
lapse                                              1
loan, loan interest                               20
market timing                                     35
modified endowment contract                       22
month, year                                       32
monthly deduction                                 31
net cash surrender value                          21
no-lapse guarantee                                 2
Option A, B                                        3
our                                                i
owner                                              i
paid up                                           22
paid up death benefit guarantee                    2
partial withdrawal                                21
payment option                                    28
PIMCO Advisors VIT                                cover
planned periodic premium                           1
policy                                            cover
Portfolio                                         cover
premium payments                                   1
prospectus                                        cover
rebalancing                                       18
receive                                           32
restore, restoration                               2
riders                                             1
SEC                                               cover
Separate Account FP                               12
state                                              1
subaccount                                        12
surrender                                         21
surrender charge                                   6
target premium                                     9
telephone transfers                               18
The Universal Institutional Funds, Inc.           cover
transfers                                         18
Trusts                                            cover
units                                             17
unit values                                       17
us                                                 i
variable investment option                        cover
we                                                 i
withdrawal                                        20
you, your                                          i


                            Appendix II: An index of key words and phrases  II-1

                      (This page intentionally left blank)

Appendix III: Hypothetical illustrations

--------------------------------------------------------------------------------

   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                           AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A or death benefit option B. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (1.47)%, 4.45% and 10.36%. These net annual rates of return do not reflect the mortality and expense risk charge or other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old standard risk male non-tobacco user when the policy is issued.

Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by Equitable Life will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that
(i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no decreases in coverage are requested and (iv) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.75%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.72%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.


                                  Appendix III: Hypothetical illustrations III-1

FLEXIBLE PREMIUM VARIABLE LIFE
$425,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $3,500*
USING CURRENT CHARGES




                                   Death Benefit                        Account Value                 Net Cash Surrender Value
                         ----------------------------------- ----------------------------------- -----------------------------------
             Premiums       Assuming Hypothetical Gross          Assuming Hypothetical Gross        Assuming Hypothetical Gross
 End of    Accumulated     Annual Investment Return of:          Annual Investment Return of:       Annual Investment Return of:
 Policy   At 5% Interest ----------------------------------- ----------------------------------- -----------------------------------
  Year       Per Year     0% Gross  6% Gross    12% Gross     0% Gross   6% Gross    12% Gross     0% Gross  6% Gross   12% Gross
-------- --------------- --------- ----------  ------------- ---------  ----------- ------------  --------- ---------- -------------
     1   $    3,675      $ 425,000  $ 425,000   $   425,000   $  2,283   $   2,446   $     2,610  $      0   $       0  $         0
     2   $    7,534      $ 425,000  $ 425,000   $   425,000   $  4,640   $   5,111   $     5,603  $  1,964   $   2,435  $     2,927
     3   $   11,585      $ 425,000  $ 425,000   $   425,000   $  6,907   $   7,836   $     8,844  $  4,231   $   5,160  $     6,168
     4   $   15,840      $ 425,000  $ 425,000   $   425,000   $  9,082   $  10,619   $    12,353  $  6,406   $   7,943  $     9,677
     5   $   20,307      $ 425,000  $ 425,000   $   425,000   $ 11,163   $  13,460   $    16,153  $  8,487   $  10,784  $    13,477
     6   $   24,997      $ 425,000  $ 425,000   $   425,000   $ 13,145   $  16,352   $    20,267  $ 10,469   $  13,676  $    17,591
     7   $   29,922      $ 425,000  $ 425,000   $   425,000   $ 15,111   $  19,407   $    24,866  $ 12,435   $  16,731  $    22,190
     8   $   35,093      $ 425,000  $ 425,000   $   425,000   $ 16,979   $  22,530   $    29,878  $ 14,303   $  19,854  $    27,202
     9   $   40,523      $ 425,000  $ 425,000   $   425,000   $ 18,809   $  25,784   $    35,407  $ 16,515   $  23,491  $    33,113
    10   $   46,224      $ 425,000  $ 425,000   $   425,000   $ 20,579   $  29,154   $    41,486  $ 18,667   $  27,242  $    39,574
    15   $   79,301      $ 425,000  $ 425,000   $   425,000   $ 28,944   $  48,438   $    83,084  $ 28,944   $  48,438  $    83,084
    20   $  121,517      $ 425,000  $ 425,000   $   425,000   $ 34,638   $  70,424   $   149,912  $ 34,638   $  70,424  $   149,912
    25   $  175,397      $ 425,000  $ 425,000   $   425,000   $ 37,611   $  95,895   $   259,804  $ 37,611   $  95,895  $   259,804
    30   $  244,163      $ 425,000  $ 425,000   $   538,842   $ 35,025   $ 123,336   $   441,673  $ 35,025   $ 123,336  $   441,673
    35   $  331,927      $ 425,000  $ 425,000   $   854,636   $ 23,923   $ 151,744   $   736,755  $ 23,923   $ 151,744  $   736,755
    40   $  443,939             **  $ 425,000   $ 1,300,495         **   $ 179,726   $ 1,215,416        **   $ 179,726  $ 1,215,416
    45   $  586,898             **  $ 425,000   $ 2,095,563         **   $ 202,685   $ 1,995,774        **   $ 202,685  $ 1,995,774
    50   $  769,354             **  $ 425,000   $ 3,409,513         **   $ 210,933   $ 3,247,155        **   $ 210,933  $ 3,247,155
    55   $1,002,219             **  $ 425,000   $ 5,496,889         **   $ 187,914   $ 5,235,133        **   $ 187,914  $ 5,235,133
    60   $1,299,420             **  $ 425,000   $ 8,778,972         **   $  87,780   $ 8,360,926        **   $  87,780  $ 8,360,926
    65   $1,678,733             **         **   $13,522,162         **           **  $13,388,279        **          **  $13,388,279


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-2 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$425,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $3,500*
USING MAXIMUM CHARGES




                                   Death Benefit                        Account Value                 Net Cash Surrender Value
                         ----------------------------------- ----------------------------------- -----------------------------------
             Premiums       Assuming Hypothetical Gross          Assuming Hypothetical Gross        Assuming Hypothetical Gross
 End of    Accumulated     Annual Investment Return of:          Annual Investment Return of:       Annual Investment Return of:
 Policy   At 5% Interest ----------------------------------- ----------------------------------- -----------------------------------
  Year       Per Year     0% Gross  6% Gross    12% Gross     0% Gross   6% Gross    12% Gross     0% Gross  6% Gross   12% Gross
-------- --------------- --------- ----------  ------------- ---------  ----------- ------------  --------- ---------- -------------
     1   $    3,675      $ 425,000  $ 425,000    $  425,000   $  2,270   $  2,433    $    2,596   $      0   $      0    $        0
     2   $    7,534      $ 425,000  $ 425,000    $  425,000   $  4,577   $  5,044    $    5,532   $  1,901   $  2,368    $    2,856
     3   $   11,585      $ 425,000  $ 425,000    $  425,000   $  6,787   $  7,705    $    8,699   $  4,111   $  5,029    $    6,023
     4   $   15,840      $ 425,000  $ 425,000    $  425,000   $  8,900   $ 10,413    $   12,118   $  6,224   $  7,737    $    9,442
     5   $   20,307      $ 425,000  $ 425,000    $  425,000   $ 10,911   $ 13,162    $   15,803   $  8,234   $ 10,486    $   13,127
     6   $   24,997      $ 425,000  $ 425,000    $  425,000   $ 12,816   $ 15,951    $   19,778   $ 10,140   $ 13,275    $   17,102
     7   $   29,922      $ 425,000  $ 425,000    $  425,000   $ 14,608   $ 18,770    $   24,059   $ 11,932   $ 16,094    $   21,383
     8   $   35,093      $ 425,000  $ 425,000    $  425,000   $ 16,290   $ 21,620    $   28,676   $ 13,614   $ 18,944    $   26,000
     9   $   40,523      $ 425,000  $ 425,000    $  425,000   $ 17,852   $ 24,492    $   33,653   $ 15,558   $ 22,198    $   31,359
    10   $   46,224      $ 425,000  $ 425,000    $  425,000   $ 19,297   $ 27,388    $   39,024   $ 17,386   $ 25,477    $   37,113
    15   $   79,301      $ 425,000  $ 425,000    $  425,000   $ 24,481   $ 41,883    $   72,967   $ 24,481   $ 41,883    $   72,967
    20   $  121,517      $ 425,000  $ 425,000    $  425,000   $ 25,300   $ 55,266    $  122,928   $ 25,300   $ 55,266    $  122,928
    25   $  175,397      $ 425,000  $ 425,000    $  425,000   $ 19,002   $ 64,314    $  197,254   $ 19,002   $ 64,314    $  197,254
    30   $  244,163      $ 425,000  $ 425,000    $  425,000   $    884   $ 63,395    $  312,447   $    884   $ 63,395    $  312,447
    35   $  331,927      $ 425,000  $ 425,000    $  576,266   $      0   $ 40,030    $  496,781   $      0   $ 40,030    $  496,781
    40   $  443,939             **         **    $  834,117         **         **    $  779,549         **         **    $  779,549
    45   $  586,898             **         **    $1,278,093         **         **    $1,217,232         **         **    $1,217,232
    50   $  769,354             **         **    $1,961,006         **         **    $1,867,625         **         **    $1,867,625
    55   $1,002,219             **         **    $2,943,028         **         **    $2,802,884         **         **    $2,802,884
    60   $1,299,420             **         **    $4,299,430         **         **    $4,094,695         **         **    $4,094,695
    65   $1,678,733             **         **    $5,943,216         **         **    $5,884,372         **         **    $5,884,372


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-3

FLEXIBLE PREMIUM VARIABLE LIFE
$425,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $3,500*
USING CURRENT CHARGES




                                   Death Benefit                        Account Value                 Net Cash Surrender Value
                         ----------------------------------- ----------------------------------- -----------------------------------
             Premiums       Assuming Hypothetical Gross          Assuming Hypothetical Gross        Assuming Hypothetical Gross
 End of    Accumulated     Annual Investment Return of:          Annual Investment Return of:       Annual Investment Return of:
 Policy   At 5% Interest ----------------------------------- ----------------------------------- -----------------------------------
  Year       Per Year     0% Gross  6% Gross    12% Gross     0% Gross   6% Gross    12% Gross     0% Gross  6% Gross   12% Gross
-------- --------------- --------- ----------  ------------- ---------  ----------- ------------  --------- ---------- -------------
     1   $    3,675      $ 427,278  $ 427,441   $  427,605    $  2,278   $   2,441   $    2,605   $      0   $       0   $        0
     2   $    7,534      $ 429,626  $ 430,096   $  430,587    $  4,626   $   5,096   $    5,587   $  1,950   $   2,420   $    2,911
     3   $   11,585      $ 431,880  $ 432,805   $  433,808    $  6,880   $   7,805   $    8,808   $  4,204   $   5,129   $    6,132
     4   $   15,840      $ 434,036  $ 435,565   $  437,288    $  9,036   $  10,565   $   12,288   $  6,360   $   7,889   $    9,612
     5   $   20,307      $ 436,094  $ 438,373   $  441,047    $ 11,094   $  13,373   $   16,047   $  8,418   $  10,697   $   13,371
     6   $   24,997      $ 438,046  $ 441,224   $  445,103    $ 13,046   $  16,224   $   20,103   $ 10,370   $  13,548   $   17,427
     7   $   29,922      $ 439,974  $ 444,224   $  449,622    $ 14,974   $  19,224   $   24,622   $ 12,298   $  16,547   $   21,946
     8   $   35,093      $ 441,798  $ 447,278   $  454,528    $ 16,798   $  22,278   $   29,528   $ 14,122   $  19,602   $   26,852
     9   $   40,523      $ 443,579  $ 450,450   $  459,924    $ 18,579   $  25,450   $   34,924   $ 16,285   $  23,156   $   32,631
    10   $   46,224      $ 445,293  $ 453,721   $  465,836    $ 20,293   $  28,721   $   40,836   $ 18,381   $  26,810   $   38,925
    15   $   79,301      $ 453,273  $ 472,201   $  505,790    $ 28,273   $  47,201   $   80,790   $ 28,273   $  47,201   $   80,790
    20   $  121,517      $ 458,314  $ 492,434   $  568,033    $ 33,314   $  67,434   $  143,033   $ 33,314   $  67,434   $  143,033
    25   $  175,397      $ 460,350  $ 514,555   $  666,433    $ 35,350   $  89,555   $  241,433   $ 35,350   $  89,555   $  241,433
    30   $  244,163      $ 456,359  $ 535,241   $  819,597    $ 31,359   $ 110,241   $  394,597   $ 31,359   $ 110,241   $  394,597
    35   $  331,927      $ 443,544  $ 550,501   $1,058,253    $ 18,544   $ 125,501   $  633,253   $ 18,544   $ 125,501   $  633,253
    40   $  443,939             **  $ 554,057   $1,430,999          **   $ 129,057   $1,005,999         **   $ 129,057   $1,005,999
    45   $  586,898             **  $ 531,484   $2,010,123          **   $ 106,484   $1,585,123         **   $ 106,484   $1,585,123
    50   $  769,354             **  $ 457,856   $2,905,177          **   $  32,856   $2,480,177         **   $  32,856   $2,480,177
    55   $1,002,219             **         **   $4,299,007          **          **   $3,874,007         **          **   $3,874,007
    60   $1,299,420             **         **   $6,493,521          **          **   $6,068,521         **          **   $6,068,521
    65   $1,678,733             **         **   $9,862,766          **          **   $9,437,766         **          **   $9,437,766


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-4 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$425,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $3,500*
USING MAXIMUM CHARGES




                                   Death Benefit                        Account Value                 Net Cash Surrender Value
                         ----------------------------------- ----------------------------------- -----------------------------------
             Premiums       Assuming Hypothetical Gross          Assuming Hypothetical Gross        Assuming Hypothetical Gross
 End of    Accumulated     Annual Investment Return of:          Annual Investment Return of:       Annual Investment Return of:
 Policy   At 5% Interest ----------------------------------- ----------------------------------- -----------------------------------
  Year       Per Year     0% Gross  6% Gross    12% Gross     0% Gross   6% Gross    12% Gross     0% Gross  6% Gross   12% Gross
-------- --------------- --------- ----------  ------------- ---------  ----------- ------------  --------- ---------- -------------
     1   $     3,675     $ 427,266  $ 427,428   $ 427,591     $  2,266   $  2,428    $   2,591    $      0   $      0   $       0
     2   $     7,534     $ 429,563  $ 430,029   $ 430,515     $  4,563   $  5,029    $   5,515    $  1,887   $  2,353   $   2,839
     3   $    11,585     $ 431,761  $ 432,674   $ 433,664     $  6,761   $  7,674    $   8,664    $  4,085   $  4,998   $   5,988
     4   $    15,840     $ 433,855  $ 435,359   $ 437,054     $  8,855   $ 10,359    $  12,054    $  6,179   $  7,683   $   9,378
     5   $    20,307     $ 435,842  $ 438,077   $ 440,699     $ 10,842   $ 13,077    $  15,699    $  8,166   $ 10,401   $  13,022
     6   $    24,997     $ 437,719  $ 440,825   $ 444,617     $ 12,719   $ 15,825    $  19,617    $ 10,043   $ 13,149   $  16,941
     7   $    29,922     $ 439,476  $ 443,592   $ 448,822     $ 14,476   $ 18,592    $  23,822    $ 11,800   $ 15,916   $  21,146
     8   $    35,093     $ 441,116  $ 446,377   $ 453,339     $ 16,116   $ 21,377    $  28,339    $ 13,440   $ 18,701   $  25,663
     9   $    40,523     $ 442,629  $ 449,169   $ 458,186     $ 17,629   $ 24,169    $  33,186    $ 15,335   $ 21,875   $  30,892
    10   $    46,224     $ 444,018  $ 451,967   $ 463,392     $ 19,018   $ 26,967    $  38,392    $ 17,106   $ 25,055   $  36,481
    15   $    79,301     $ 448,788  $ 465,607   $ 495,608     $ 23,788   $ 40,607    $  70,608    $ 23,788   $ 40,607   $  70,608
    20   $   121,517     $ 448,924  $ 477,115   $ 540,626     $ 23,924   $ 52,115    $ 115,626    $ 23,924   $ 52,115   $ 115,626
    25   $   175,397     $ 441,674  $ 482,328   $ 601,344     $ 16,674   $ 57,328    $ 176,344    $ 16,674   $ 57,328   $ 176,344
    30   $   244,163     $ 425,000  $ 474,397   $ 680,140     $      0   $ 49,397    $ 255,140    $      0   $ 49,397   $ 255,140
    35   $   331,927     $ 425,000  $ 440,446   $ 775,238     $      0   $ 15,446    $ 350,238    $      0   $ 15,446   $ 350,238
    40   $   443,939            **         **   $ 877,015           **         **    $ 452,015          **         **   $ 452,015
    45   $   586,898            **         **   $ 955,947           **         **    $ 530,947          **         **   $ 530,947
    50   $   769,354            **         **   $ 958,487           **         **    $ 533,487          **         **   $ 533,487
    55   $ 1,002,219            **         **   $ 767,858           **         **    $ 342,858          **         **   $ 342,858
    60            **            **         **          **           **         **           **          **         **          **
    65            **            **         **          **           **         **           **          **         **          **


----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-5

                      (This page intentionally left blank)

Requesting more information

--------------------------------------------------------------------------------

The SAI, dated May 1, 2003, is incorporated into this Prospectus by reference and is available upon request free of charge by calling our toll free number at 888-855-5100. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reading Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 450 5th Street, N.W., Washington, D.C. 20549-0102. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-942-8090.

SAI TABLE OF CONTENTS


                                                                           Page

Ways we pay policy proceeds.................................................2
How we market the policies..................................................2
Legal proceedings...........................................................2
Insurance regulation that applies to Equitable Life.........................2
Custodian and independent accountants.......................................3
Financial statements........................................................3






























                                                                       811-04335

Incentive Life(SM) '02
Incentive Life(SM)

Flexible premium variable life insurance policies issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.


STATEMENT OF ADDITIONAL INFORMATION DATED
MAY 1, 2003

--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related Incentive Life(SM) '02 and Incentive Life(SM) prospectuses, dated May 1, 2003. Those prospectuses provide detailed information concerning the policies and the variable investment options, as well as the guaranteed interest option, that fund the policies. Each variable investment option is a subaccount of Equitable Life's Separate Account FP. The guaranteed interest option is part of Equitable Life's general account. Definitions of special terms used in the SAI are found in the prospectuses.


A copy of each prospectus is available free of charge by writing the Administrative office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-888-855-5100, or by contacting your financial professional.


TABLE OF CONTENTS

Ways we pay policy proceeds.................................................2
How we market the policies..................................................2
Legal proceedings...........................................................2
Insurance regulation that applies to Equitable Life.........................2
Custodian and independent accountants.......................................3
Financial statements........................................................3


Copyright 2003 The Equitable Life Assurance Society of the United States, New
                             York, New York 10104.
All rights reserved. Incentive Life(SM) '02 and Incentive Life(SM) are service marks of The Equitable Life Assurance Society of the United States.


                                                                          x00542

WAYS WE PAY POLICY PROCEEDS

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.


HOW WE MARKET THE POLICIES


We offer variable life insurance policies (including Incentive Life(SM) '02 and Incentive Life(SM)) and variable annuity contracts through AXA Advisors, LLC ("AXA Advisors"), the successor to EQ Financial Consultants, Inc., and an affiliate of Equitable Life. AXA Advisors and Equitable Life are under the common control (or are subsidiaries) of AXA Financial, Inc. The Investment Company Act of 1940, therefore, classifies AXA Advisors as the "principal underwriter" of those policies and contracts. As such, AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and Equitable Life. The Agreement provides that AXA Advisors will make a best-efforts offering of the policies on a continuous basis. AXA Advisors' address is 1290 Avenue of the Americas, New York, NY 10104. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). For each of the years 2002, 2001 and 2000, AXA Advisors was paid an administrative services fee of $325,380. Equitable Life paid AXA Advisors as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Equitable Life separate accounts, including Separate Account FP, $536,113,253 in 2002, $543,488,990 in 2001 and $666,577,890 in
2000. Of these, AXA Advisors retained $283,213,274, $277,057,837 and
$385,314,054, respectively.

We also offer variable life insurance policies (including Incentive Life(SM) '02 and Incentive Life(SM)) and variable annuity contracts through AXA Distributors LLC ("AXA Distributors"). The Investment Company Act of 1940, therefore, classifies AXA Distributors as a "principal underwriter" of those policies and contracts. AXA Distributors also serves as a principal underwriter of the Trusts. AXA Distributors is an indirect wholly owned subsidiary of Equitable Life, with its address at 1290 Avenue of the Americas, New York, NY 10104. AXA Distributors is a successor by merger to all of the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"), including the role of principal underwriter of Separate Account FP. Like AXA Distributors, EDI was owned by Equitable Holdings, LLC. AXA Distributors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Equitable Life paid AXA Distributors (or EDI, as applicable) as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Equitable Life separate accounts, including Separate Account FP, $149,380,289 in 2002, $219,355,297 in 2001 and
$199,478,753 in 2000. Of these, AXA Distributors (or EDI, as applicable) retained $59,543,803, $91,443,554 and $52,501,772, respectively.

We sell Incentive Life(SM) '02 and Incentive Life(SM) through financial professionals who are licensed insurance agents and are also registered representatives of AXA Advisors. The financial professional who sells you this policy receives sales commissions from Equitable Life. We also sell Incentive Life(SM) '02 and Incentive Life(SM) through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and are members of the NASD). Such agencies and their affiliated broker-dealers have entered into selling agreements with AXA Distributors. The licensed insurance agents who sell our policies are appointed as agents of Equitable Life, and are financial professionals of the agencies' affiliated broker-dealer. Sales commissions will be paid by Equitable Life to the agency which sells you this policy. The commissions don't cost you anything above the charges and expenses already discussed elsewhere in the prospectuses. Generally, the financial professionals or the agencies, as applicable, will receive maximum commissions of:

For Incentive Life(SM) `02: 50% of premiums you pay up to one target premium in your policy's first two years; plus 4% of any additional premiums you pay before the 11th policy year; plus 3% of all other premiums you pay in policy years 11 and later.

For Incentive Life(SM): 50% of premiums you pay up to a certain amount in your policy's first year; plus 4% of all other premiums paid in your policy's first year; plus 4% of any additional premiums you pay in the second through tenth years; plus 3% of all other premiums you pay in subsequent years. We pay comparable commissions on the amount of premiums you pay that we deem attributable to any face amount increase that you request.


We may substitute a form of asset based compensation for premium based compensation after the first policy year.


LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the distribution of the policies.


INSURANCE REGULATION THAT APPLIES TO EQUITABLE LIFE

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

CUSTODIAN AND INDEPENDENT ACCOUNTANTS

Equitable Life is the custodian for shares of the Trusts owned by Separate Account FP.


The financial statements of Separate Account FP as of December 31, 2002 and for the periods ended December 31, 2002 and 2001, and the consolidated financial statements of Equitable Life as of December 31, 2002 and 2001, and for each of the three years ended December 31, 2002 incorporated in this SAI have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



FINANCIAL STATEMENTS

The consolidated financial statements of Equitable Life included herein should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the policies.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP


INDEX TO FINANCIAL STATEMENTS


Report of Independent Accountants .......................................... A-2
Financial Statements:
    Statements of Assets and Liabilities, December 31, 2001 ................ A-3
    Statements of Operations for the Years Ended December 31, 2001, 2000
    and 1999 ............................................................... A-4
    Statements of Changes in Net Assets for the Years Ended December 31, 2001,
     2000 and 1999 ......................................................... A-5
    Notes to Financial Statements .......................................... A-6


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Accountants ...........................................F-1
Consolidated Financial Statements:
    Consolidated Balance Sheets, December 31, 2001 and 2000 .................F-2
    Consolidated Statements of Earnings, Years Ended December 31, 2001, 2000
    and 1999 ................................................................F-3
    Consolidated Statements of Shareholder's Equity and Comprehensive Income,
    Years Ended December 31, 2001, 2000 and 1999 ............................F-4
    Consolidated Statements of Cash Flows, Years Ended December 31, 2001, 2000
    and 1999 ................................................................F-5
    Notes to Consolidated Financial Statements ..............................

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Contractowners of Separate Account FP of The Equitable Life Assurance Society of the United States



In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the separate Variable Investment Options, as listed in Note 1 to such financial statements, of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP at December 31, 2002, the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments in The Trusts at December 31, 2002 by correspondence with the transfer agent of The Trusts, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 4, 2003

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2002


                                                       AXA Premier     AXA Premier       AXA Premier
                                                        VIP Core        VIP Health    VIP International
                                                          Bond             Care             Equity
                                                    ---------------- --------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value    $ 22,819,372     $ 2,704,870        $ 84,793
Receivable for The Trusts shares sold .............             --              --              --
Receivable for policy-related transactions ........         28,868          17,240           7,106
                                                      ------------     -----------        --------
  Total assets ....................................     22,848,240       2,722,110          91,899
                                                      ------------     -----------        --------
Liabilities:
Payable for The Trusts shares purchased ...........         29,465          17,240           7,106
Payable for policy-related transactions ...........             --              --              --
                                                      ------------     -----------        --------
  Total liabilities ...............................         29,465          17,240           7,106
                                                      ------------     -----------        --------
Net Assets ........................................   $ 22,818,775     $ 2,704,870        $ 84,793
                                                      ============     ===========        ========
Net Assets:
Accumulation Units ................................   $ 22,799,383     $ 2,698,550        $ 84,660
Accumulation nonunitized ..........................             --              --              --
Retained by Equitable Life in Separate Account FP .         19,392           6,320             133
                                                      ------------     -----------        --------
Total net assets ..................................   $ 22,818,775     $ 2,704,870        $ 84,793
                                                      ============     ===========        ========
Investments in shares of The Trusts, at cost ......   $ 22,701,054     $ 2,731,984        $ 86,699
The Trusts shares held
 Class A ..........................................          7,634           3,951           1,595
 Class B ..........................................      2,193,616         333,908           9,116
Units outstanding (000's):
 Class A 0.00% ....................................              1              --              --
 Class A 0.60% ....................................             --              --              --
 Class A 0.80% ....................................             --              --              --
 Class A 0.90% ....................................             --              --              --
 Class B 0.00% ....................................             51               4              --
 Class B 0.60% ....................................            155              29               1
 Class B 0.60% ....................................             --              --              --
 Class B 0.80% ....................................             --              --              --
 Class B 0.90% ....................................              5               1              --
 Class B 0.90% ....................................             --              --              --

Unit value:
 Class A 0.00% ....................................   $     102.66     $    100.86        $ 106.92
 Class A 0.60% ....................................   $     107.62     $     79.94        $  80.23
 Class A 0.80% ....................................   $         --     $        --        $     --
 Class A 0.90% ....................................   $         --     $        --        $     --
 Class B 0.00% ....................................   $     108.18     $     80.06        $ 105.75
 Class B 0.60% ....................................   $     107.53     $     79.58        $  78.66
 Class B 0.60% ....................................   $         --     $        --        $     --
 Class B 0.80% ....................................   $     107.31     $     79.41        $     --
 Class B 0.90% ....................................   $     107.20     $     79.33        $  78.42
 Class B 0.90% ....................................   $         --     $        --        $     --



                                                      AXA Premier     AXA Premier     AXA Premier       AXA Premier
                                                     VIP Large Cap   VIP Large Cap   VIP Large Cap   VIP Small/Mid Cap
                                                      Core Equity        Growth          Value            Growth
                                                    --------------- --------------- --------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value     $ 29,389        $ 133,226       $ 236,106        $ 114,217
Receivable for The Trusts shares sold .............          --               --              --               --
Receivable for policy-related transactions ........         750            2,492          16,211            2,961
                                                       --------        ---------       ---------        ---------
  Total assets ....................................      30,139          135,718         252,317          117,178
                                                       --------        ---------       ---------        ---------
Liabilities:
Payable for The Trusts shares purchased ...........         750            2,492          16,211            2,961
Payable for policy-related transactions ...........          --               --              --               --
                                                       --------        ---------       ---------        ---------
  Total liabilities ...............................         750            2,492          16,211            2,961
                                                       --------        ---------       ---------        ---------
Net Assets ........................................    $ 29,389        $ 133,226       $ 236,106        $ 114,217
                                                       ========        =========       =========        =========
Net Assets:
Accumulation Units ................................    $ 29,382        $ 133,100       $ 235,838        $ 114,087
Accumulation nonunitized ..........................          --               --              --               --
Retained by Equitable Life in Separate Account FP .           7              126             268              130
                                                       --------        ---------       ---------        ---------
Total net assets ..................................    $ 29,389        $ 133,226       $ 236,106        $ 114,217
                                                       ========        =========       =========        =========
Investments in shares of The Trusts, at cost ......    $ 29,785        $ 137,242       $ 239,077        $ 115,630
The Trusts shares held
 Class A ..........................................         746              807           2,731            4,211
 Class B ..........................................       3,056           18,557          26,857           13,954
Units outstanding (000's):
 Class A 0.00% ....................................          --               --              --               --
 Class A 0.60% ....................................          --               --              --               --
 Class A 0.80% ....................................          --               --              --               --
 Class A 0.90% ....................................          --               --              --               --
 Class B 0.00% ....................................          --               --              --               --
 Class B 0.60% ....................................          --                2               3                1
 Class B 0.60% ....................................          --               --              --               --
 Class B 0.80% ....................................          --               --              --               --
 Class B 0.90% ....................................          --               --              --               --
 Class B 0.90% ....................................          --               --              --               --

Unit value:
 Class A 0.00% ....................................    $ 105.73        $  103.01       $  105.20        $  107.76
 Class A 0.60% ....................................    $  77.73        $   72.27       $   79.23        $   65.48
 Class A 0.80% ....................................    $     --        $      --       $      --        $      --
 Class A 0.90% ....................................    $     --        $      --       $      --        $      --
 Class B 0.00% ....................................    $     --        $      --       $      --        $      --
 Class B 0.60% ....................................    $  77.00        $   68.38       $   79.68        $   62.46
 Class B 0.60% ....................................    $     --        $      --       $      --        $      --
 Class B 0.80% ....................................    $     --        $      --       $      --        $      --
 Class B 0.90% ....................................    $  76.77        $   68.17       $   79.44        $   62.27
 Class B 0.90% ....................................    $     --        $      --       $      --        $      --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                             AXA Premier
                                                          VIP Small/Mid Cap     AXA Premier
                                                                Value         VIP Technology   Davis Value
                                                         ------------------- ---------------- -------------
Assets:
Investments in shares of The Trusts, at fair value .....     $ 6,700,363         $ 46,661       $ 21,049
Receivable for The Trusts shares sold ..................              --               --             --
Receivable for policy-related transactions .............          12,745            2,735             --
                                                             -----------         --------       --------
  Total assets .........................................       6,713,108           49,396         21,049
                                                             -----------         --------       --------
Liabilities:
Payable for The Trusts shares purchased ................          12,795            2,685             --
Payable for policy-related transactions ................              --               --             --
                                                             -----------         --------       --------
  Total liabilities ....................................          12,795            2,685             --
                                                             -----------         --------       --------
Net Assets .............................................     $ 6,700,313         $ 46,711       $ 21,049
                                                             ===========         ========       ========
Net Assets:
Accumulation Units .....................................     $ 6,687,441         $ 46,687       $ 21,034
Accumulation nonunitized ...............................              --               --             --
Retained by Equitable Life in Separate Account FP ......          12,872               24             15
                                                             -----------         --------       --------
Total net assets .......................................     $ 6,700,313         $ 46,711       $ 21,049
                                                             ===========         ========       ========
Investments in shares of The Trusts, at cost ...........     $ 6,801,674         $ 51,690       $ 21,217
The Trusts shares held
 Class A ...............................................           5,169            2,424          2,567
 Class B ...............................................         892,004            5,405             --
Units outstanding (000's):
 Class A 0.00% .........................................              --               --             --
 Class A 0.60% .........................................              --               --             --
 Class A 0.80% .........................................              --               --             --
 Class A 0.90% .........................................              --               --             --
 Class B 0.00% .........................................               7               --             --
 Class B 0.60% .........................................              76                1             --
 Class B 0.60% .........................................              --               --             --
 Class B 0.80% .........................................              --               --             --
 Class B 0.90% .........................................               6               --             --
 Class B 0.90% .........................................              --               --             --

Unit value:
 Class A 0.00% .........................................     $    111.49         $ 111.99       $     --
 Class A 0.60% .........................................     $     73.58         $  62.27       $  88.86
 Class A 0.80% .........................................     $        --         $     --       $     --
 Class A 0.90% .........................................     $        --         $     --       $     --
 Class B 0.00% .........................................     $     74.70         $     --       $     --
 Class B 0.60% .........................................     $     74.25         $  57.06       $     --
 Class B 0.60% .........................................     $        --         $     --       $     --
 Class B 0.80% .........................................     $     74.10         $     --       $     --
 Class B 0.90% .........................................     $     74.03         $  56.89       $     --
 Class B 0.90% .........................................     $        --         $     --       $     --



                                                                                   EQ/Alliance         EQ/Alliance
                                                          EQ/Aggressive Stock      Common Stock     Growth and Income
                                                         --------------------- ------------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value .....     $ 388,742,261       $ 1,582,201,573      $ 325,200,661
Receivable for The Trusts shares sold ..................                --             2,854,485                 --
Receivable for policy-related transactions .............                --                    --            356,282
                                                             -------------       ---------------      -------------
  Total assets .........................................       388,742,261         1,585,056,058        325,556,943
                                                             -------------       ---------------      -------------
Liabilities:
Payable for The Trusts shares purchased ................           107,971                    --            365,867
Payable for policy-related transactions ................            56,930             4,271,086                 --
                                                             -------------       ---------------      -------------
  Total liabilities ....................................           164,901             4,271,086            365,867
                                                             -------------       ---------------      -------------
Net Assets .............................................     $ 388,577,360       $ 1,580,784,972      $ 325,191,076
                                                             =============       ===============      =============
Net Assets:
Accumulation Units .....................................     $ 387,703,373       $ 1,576,531,873      $ 324,746,091
Accumulation nonunitized ...............................           767,494             4,209,690            168,739
Retained by Equitable Life in Separate Account FP ......           106,493                43,409            276,246
                                                             -------------       ---------------      -------------
Total net assets .......................................     $ 388,577,360       $ 1,580,784,972      $ 325,191,076
                                                             =============       ===============      =============
Investments in shares of The Trusts, at cost ...........     $ 593,090,870       $ 3,053,257,802      $ 427,091,184
The Trusts shares held
 Class A ...............................................        23,404,342           141,781,727         20,595,681
 Class B ...............................................           474,961             9,187,093          4,703,751
Units outstanding (000's):
 Class A 0.00% .........................................               317                   634                173
 Class A 0.60% .........................................               791                 2,593                914
 Class A 0.80% .........................................                31                    68                 14
 Class A 0.90% .........................................               164                   450                119
 Class B 0.00% .........................................                --                    --                 --
 Class B 0.60% .........................................               149                 1,424                684
 Class B 0.60% .........................................                --                    --                 --
 Class B 0.80% .........................................                --                    --                 --
 Class B 0.90% .........................................                --                    --                 --
 Class B 0.90% .........................................                --                    --                 --

Unit value:
 Class A 0.00% .........................................     $       99.75       $        177.96      $      230.51
 Class A 0.60% .........................................     $      414.73       $        488.55      $      215.70
 Class A 0.80% .........................................     $       62.12       $        120.43      $      170.05
 Class A 0.90% .........................................     $      112.54       $        207.42      $      209.75
 Class B 0.00% .........................................     $          --       $            --      $          --
 Class B 0.60% .........................................     $       51.07       $         67.02      $       87.98
 Class B 0.60% .........................................     $          --       $            --      $          --
 Class B 0.80% .........................................     $          --       $            --      $          --
 Class B 0.90% .........................................     $       50.39       $         66.13      $      100.27
 Class B 0.90% .........................................     $          --       $            --      $          --



                                                            EQ/Alliance
                                                            Intermediate
                                                             Government
                                                             Securities
                                                         -----------------
Assets:
Investments in shares of The Trusts, at fair value .....   $ 203,702,714
Receivable for The Trusts shares sold ..................         780,761
Receivable for policy-related transactions .............              --
                                                           -------------
  Total assets .........................................     204,483,475
                                                           -------------
Liabilities:
Payable for The Trusts shares purchased ................              --
Payable for policy-related transactions ................         805,444
                                                           -------------
  Total liabilities ....................................         805,444
                                                           -------------
Net Assets .............................................   $ 203,678,031
                                                           =============
Net Assets:
Accumulation Units .....................................   $ 203,209,607
Accumulation nonunitized ...............................         332,259
Retained by Equitable Life in Separate Account FP ......         136,165
                                                           -------------
Total net assets .......................................   $ 203,678,031
                                                           =============
Investments in shares of The Trusts, at cost ...........   $ 198,856,688
The Trusts shares held
 Class A ...............................................      17,274,242
 Class B ...............................................       2,517,106
Units outstanding (000's):
 Class A 0.00% .........................................             312
 Class A 0.60% .........................................             544
 Class A 0.80% .........................................               3
 Class A 0.90% .........................................              66
 Class B 0.00% .........................................              --
 Class B 0.60% .........................................             205
 Class B 0.60% .........................................              --
 Class B 0.80% .........................................              --
 Class B 0.90% .........................................              --
 Class B 0.90% .........................................              --

Unit value:
 Class A 0.00% .........................................   $      174.96
 Class A 0.60% .........................................   $      204.02
 Class A 0.80% .........................................   $      148.16
 Class A 0.90% .........................................   $      169.94
 Class B 0.00% .........................................   $          --
 Class B 0.60% .........................................   $      125.69
 Class B 0.60% .........................................   $          --
 Class B 0.80% .........................................   $          --
 Class B 0.90% .........................................   $      127.05
 Class B 0.90% .........................................   $          --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                       EQ/Alliance       EQ/Alliance      EQ/Alliance
                                                      International    Premier Growth     Quality Bond
                                                    ----------------- ---------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 386,580,745    $  78,025,067     $ 168,402,884
Receivable for The Trusts shares sold .............          84,310               --         3,579,209
Receivable for policy-related transactions ........              --               --                --
                                                      -------------    -------------     -------------
  Total assets ....................................     386,665,055       78,025,067       171,982,093
                                                      -------------    -------------     -------------
Liabilities:
Payable for The Trusts shares purchased ...........              --           29,536                --
Payable for policy-related transactions ...........         255,567           94,671         3,586,935
                                                      -------------    -------------     -------------
  Total liabilities ...............................         255,567          124,207         3,586,935
                                                      -------------    -------------     -------------
Net Assets ........................................   $ 386,409,488    $  77,900,860     $ 168,395,158
                                                      =============    =============     =============
Net Assets:
Accumulation Units ................................   $ 385,290,233    $  77,843,434     $ 168,186,255
Accumulation nonunitized ..........................         446,175               --           125,875
Retained by Equitable Life in Separate Account FP .         673,080           57,426            83,028
                                                      -------------    -------------     -------------
Total net assets ..................................   $ 386,409,488    $  77,900,860     $ 168,395,158
                                                      =============    =============     =============
Investments in shares of The Trusts, at cost ......   $ 404,977,563    $ 113,053,884     $ 163,518,322
The Trusts shares held
 Class A ..........................................      49,732,443            6,780        14,121,718
 Class B ..........................................       3,750,668       15,493,275         2,446,854
Units outstanding (000's):
 Class A 0.00% ....................................             330               --               266
 Class A 0.60% ....................................           3,241               --               512
 Class A 0.80% ....................................              17               --                 3
 Class A 0.90% ....................................             291               --                55
 Class B 0.00% ....................................              --              114                --
 Class B 0.60% ....................................             381            1,356               189
 Class B 0.60% ....................................              --               --                --
 Class B 0.80% ....................................              --                8                --
 Class B 0.90% ....................................              --               77                --
 Class B 0.90% ....................................              --               --                --

Unit value:
 Class A 0.00% ....................................   $       96.54    $      100.34     $      186.96
 Class A 0.60% ....................................   $       92.14    $       72.69     $      166.82
 Class A 0.80% ....................................   $       76.87    $          --     $      155.71
 Class A 0.90% ....................................   $       90.01    $          --     $      162.22
 Class B 0.00% ....................................   $          --    $       51.08     $          --
 Class B 0.60% ....................................   $       69.94    $       49.99     $      125.90
 Class B 0.60% ....................................   $          --    $          --     $          --
 Class B 0.80% ....................................   $          --    $       49.63     $          --
 Class B 0.90% ....................................   $       67.72    $       49.45     $      126.38
 Class B 0.90% ....................................   $          --    $          --     $          --



                                                       EQ/Alliance                                            EQ/Bernstein
                                                        Small Cap        EQ/Alliance                          Diversified
                                                          Growth         Technology        EQ/Balanced           Value
                                                    ----------------- ---------------- ------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 116,346,253     $ 32,310,849     $ 1,301,848,668     $ 108,740,758
Receivable for The Trusts shares sold .............              --           28,245                  --                --
Receivable for policy-related transactions ........         117,827               --                  --           169,787
                                                      -------------     ------------     ---------------     -------------
  Total assets ....................................     116,464,080       32,339,094       1,301,848,668       108,910,545
                                                      -------------     ------------     ---------------     -------------
Liabilities:
Payable for The Trusts shares purchased ...........         102,535               --              28,922           169,761
Payable for policy-related transactions ...........              --           28,365           1,588,635                --
                                                      -------------     ------------     ---------------     -------------
  Total liabilities ...............................         102,535           28,365           1,617,557           169,761
                                                      -------------     ------------     ---------------     -------------
Net Assets ........................................   $ 116,361,545     $ 32,310,729     $ 1,300,231,111     $ 108,740,784
                                                      =============     ============     ===============     =============
Net Assets:
Accumulation Units ................................   $ 116,289,651     $ 32,196,517     $ 1,296,403,818     $ 108,629,980
Accumulation nonunitized ..........................              --               --           3,097,312                --
Retained by Equitable Life in Separate Account FP .          71,894          114,212             729,981           110,804
                                                      -------------     ------------     ---------------     -------------
Total net assets ..................................   $ 116,361,545     $ 32,310,729     $ 1,300,231,111     $ 108,740,784
                                                      =============     ============     ===============     =============
Investments in shares of The Trusts, at cost ......   $ 154,491,154     $ 49,092,559     $ 1,403,288,463     $ 126,510,503
The Trusts shares held
 Class A ..........................................      10,171,629            1,338          99,992,771            10,087
 Class B ..........................................       2,762,539       10,819,637           3,851,707        10,833,678
Units outstanding (000's):
 Class A 0.00% ....................................             140               --                 424                --
 Class A 0.60% ....................................             666               --               2,547                 1
 Class A 0.80% ....................................               7               --                  22                --
 Class A 0.90% ....................................              66               --                 479                --
 Class B 0.00% ....................................              --              104                  --               236
 Class B 0.60% ....................................             312              946                 524               834
 Class B 0.60% ....................................              --               --                  --                10
 Class B 0.80% ....................................              --                4                  --                 5
 Class B 0.90% ....................................              --               41                  --                83
 Class B 0.90% ....................................              --               --                  --                --

Unit value:
 Class A 0.00% ....................................   $      107.54     $     111.29     $        182.16     $      110.15
 Class A 0.60% ....................................   $      103.93     $         --     $        424.44     $       82.71
 Class A 0.80% ....................................   $      102.75     $         --     $        140.40     $          --
 Class A 0.90% ....................................   $      102.16     $         --     $        179.69     $          --
 Class B 0.00% ....................................   $          --     $      29.86     $            --     $       84.16
 Class B 0.60% ....................................   $       78.76     $      29.38     $         91.64     $       95.52
 Class B 0.60% ....................................   $          --     $         --     $            --     $       82.03
 Class B 0.80% ....................................   $          --     $      29.22     $            --     $       81.91
 Class B 0.90% ....................................   $       77.71     $      29.14     $         99.02     $       94.25
 Class B 0.90% ....................................   $          --     $         --     $            --     $          --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                      EQ/Calvert     EQ/Capital      EQ/Capital
                                                       Socially       Guardian        Guardian
                                                     Responsible   International      Research
                                                    ------------- --------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 50,844      $ 1,397,618     $ 52,842,695
Receivable for The Trusts shares sold .............         --               --               --
Receivable for policy-related transactions ........         --            2,350          161,562
                                                      --------      -----------     ------------
  Total assets ....................................     50,844        1,399,968       53,004,257
                                                      --------      -----------     ------------
Liabilities:
Payable for The Trusts shares purchased ...........         --            2,350            9,993
Payable for policy-related transactions ...........         --               --               --
                                                      --------      -----------     ------------
  Total liabilities ...............................         --            2,350            9,993
                                                      --------      -----------     ------------
Net Assets ........................................   $ 50,844      $ 1,397,618     $ 52,994,264
                                                      ========      ===========     ============
Net Assets:
Accumulation Units ................................   $     --      $ 1,306,498     $ 52,660,425
Accumulation nonunitized ..........................         --               --               --
Retained by Equitable Life in Separate Account FP .     50,844           91,120          333,839
                                                      --------      -----------     ------------
Total net assets ..................................   $ 50,844      $ 1,397,618     $ 52,994,264
                                                      ========      ===========     ============
Investments in shares of The Trusts, at cost ......   $ 50,000      $ 1,661,346     $ 56,820,385
The Trusts shares held
 Class A ..........................................      8,642           11,418            9,907
 Class B ..........................................         --          178,800        6,421,356
Units outstanding (000's):
 Class A 0.00% ....................................         --               --               --
 Class A 0.60% ....................................         --               --               --
 Class A 0.80% ....................................         --               --               --
 Class A 0.90% ....................................         --               --               --
 Class B 0.00% ....................................         --               --              116
 Class B 0.60% ....................................         --               19              475
 Class B 0.60% ....................................         --               --               --
 Class B 0.80% ....................................         --               --                5
 Class B 0.90% ....................................         --               --               37
 Class B 0.90% ....................................         --               --               --

Unit value:
 Class A 0.00% ....................................   $ 102.86      $    106.79     $     108.94
 Class A 0.60% ....................................   $     --      $     83.46     $      74.73
 Class A 0.80% ....................................   $     --      $        --     $         --
 Class A 0.90% ....................................   $     --      $        --     $         --
 Class B 0.00% ....................................   $     --      $        --     $      84.46
 Class B 0.60% ....................................   $  64.54      $     69.16     $      82.78
 Class B 0.60% ....................................   $     --      $        --     $         --
 Class B 0.80% ....................................   $     --      $        --     $      82.22
 Class B 0.90% ....................................   $  63.89      $     68.46     $      81.95
 Class B 0.90% ....................................   $     --      $        --     $         --



                                                       EQ/Capital
                                                     Guardian U.S.     EQ/Emerging     EQ/Equity 500     EQ/Evergreen
                                                         Equity      Markets Equity        Index            Omega
                                                    --------------- ---------------- ----------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value   $ 24,428,137     $ 41,022,265     $ 507,032,283     $ 1,978,733
Receivable for The Trusts shares sold .............            --               --         2,762,938              --
Receivable for policy-related transactions ........        10,397          197,567                --          15,867
                                                     ------------     ------------     -------------     -----------
  Total assets ....................................    24,438,534       41,219,832       509,795,221       1,994,600
                                                     ------------     ------------     -------------     -----------
Liabilities:
Payable for The Trusts shares purchased ...........        10,404          198,091                --          15,867
Payable for policy-related transactions ...........            --               --         2,993,398              --
                                                     ------------     ------------     -------------     -----------
  Total liabilities ...............................        10,404          198,091         2,993,398          15,867
                                                     ------------     ------------     -------------     -----------
Net Assets ........................................  $ 24,428,130     $ 41,021,741     $ 506,801,823     $ 1,978,733
                                                     ============     ============     =============     ===========
Net Assets:
Accumulation Units ................................  $ 24,283,987     $ 40,924,475     $ 506,282,947     $ 1,919,317
Accumulation nonunitized ..........................            --               --           319,851              --
Retained by Equitable Life in Separate Account FP .       144,143           97,266           199,025          59,416
                                                     ------------     ------------     -------------     -----------
Total net assets ..................................  $ 24,428,130     $ 41,021,741     $ 506,801,823     $ 1,978,733
                                                     ============     ============     =============     ===========
Investments in shares of The Trusts, at cost ......  $ 26,683,586     $ 48,270,786     $ 667,373,594     $ 2,317,326
The Trusts shares held
 Class A ..........................................        11,925           11,656        26,558,905           8,215
 Class B ..........................................     3,131,734        7,752,355         3,424,506         317,801
Units outstanding (000's):
 Class A 0.00% ....................................            --               --               455              --
 Class A 0.60% ....................................            --               --             1,519              --
 Class A 0.80% ....................................            --               --                20              --
 Class A 0.90% ....................................            --               --               212              --
 Class B 0.00% ....................................            35              138                --               5
 Class B 0.60% ....................................           257              496               869              28
 Class B 0.60% ....................................            --               15                --              --
 Class B 0.80% ....................................             1                3                --              --
 Class B 0.90% ....................................            16               32                --              --
 Class B 0.90% ....................................            --               --                --              --

Unit value:
 Class A 0.00% ....................................  $     111.76     $     111.41     $      211.57     $    101.93
 Class A 0.60% ....................................  $      75.92     $         --     $      202.71     $        --
 Class A 0.80% ....................................  $         --     $         --     $      140.26     $        --
 Class A 0.90% ....................................  $         --     $         --     $      197.37     $        --
 Class B 0.00% ....................................  $      80.24     $      61.00     $          --     $     59.63
 Class B 0.60% ....................................  $      78.64     $      59.06     $       66.22     $     56.63
 Class B 0.60% ....................................  $         --     $      80.07     $          --     $        --
 Class B 0.80% ....................................  $      78.12     $      58.42     $          --     $     58.05
 Class B 0.90% ....................................  $      77.86     $      58.11     $       75.18     $     57.85
 Class B 0.90% ....................................  $         --     $         --     $          --     $        --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                                            EQ/FI
                                                     EQ/FI Mid Cap   Small/Mid Cap Value    EQ/High Yield
                                                    --------------- --------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value   $ 30,144,282       $ 118,573,595       $ 125,118,141
Receivable for The Trusts shares sold .............            --                  --           1,134,786
Receivable for policy-related transactions ........       479,534              52,968                  --
                                                     ------------       -------------       -------------
  Total assets ....................................    30,623,816         118,626,563         126,252,927
                                                     ------------       -------------       -------------
Liabilities:
Payable for The Trusts shares purchased ...........       479,556              53,633                  --
Payable for policy-related transactions ...........            --                  --           1,264,853
                                                     ------------       -------------       -------------
  Total liabilities ...............................       479,556              53,633           1,264,853
                                                     ------------       -------------       -------------
Net Assets ........................................  $ 30,144,260       $ 118,572,930       $ 124,988,074
                                                     ============       =============       =============
Net Assets:
Accumulation Units ................................  $ 29,953,549       $ 118,493,026       $ 124,013,733
Accumulation nonunitized ..........................            --                  --             791,016
Retained by Equitable Life in Separate Account FP .       190,711              79,904             183,325
                                                     ------------       -------------       -------------
Total net assets ..................................  $ 30,144,260       $ 118,572,930       $ 124,988,074
                                                     ============       =============       =============
Investments in shares of The Trusts, at cost ......  $ 33,563,763       $ 137,805,962       $ 156,577,251
The Trusts shares held
 Class A ..........................................        15,032              10,289          24,091,458
 Class B ..........................................     4,250,818          12,034,324           1,857,008
Units outstanding (000's):
 Class A 0.00% ....................................            --                   1                 139
 Class A 0.60% ....................................            --                  --                 335
 Class A 0.80% ....................................            --                  --                   7
 Class A 0.90% ....................................            --                  --                  46
 Class B 0.00% ....................................            40                 147                  --
 Class B 0.60% ....................................           373                 937                 118
 Class B 0.60% ....................................            --                  35                  --
 Class B 0.80% ....................................             1                   5                  --
 Class B 0.90% ....................................            13                  77                  --
 Class B 0.90% ....................................            --                  --                  --

Unit value:
 Class A 0.00% ....................................  $     108.51       $      107.13       $      143.63
 Class A 0.60% ....................................  $      80.95       $       80.65       $      260.62
 Class A 0.80% ....................................  $         --       $          --       $      105.76
 Class A 0.90% ....................................  $         --       $          --       $      159.39
 Class B 0.00% ....................................  $      70.90       $      101.79       $          --
 Class B 0.60% ....................................  $      69.91       $       98.37       $       74.96
 Class B 0.60% ....................................  $         --       $       95.56       $          --
 Class B 0.80% ....................................  $      69.58       $       97.25       $          --
 Class B 0.90% ....................................  $      69.42       $       96.70       $       73.96
 Class B 0.90% ....................................  $         --       $       76.24       $          --



                                                                                            EQ/Janus        EQ/Lazard
                                                     EQ/International   EQ/J.P. Morgan      Large Cap       Small Cap
                                                       Equity Index        Core Bond         Growth           Value
                                                    ------------------ ---------------- ---------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value      $ 460,071        $ 12,115,711     $ 15,966,748     $ 2,441,563
Receivable for The Trusts shares sold .............            --                  --          131,991              --
Receivable for policy-related transactions ........            --              17,146               --           1,504
                                                        ---------        ------------     ------------     -----------
  Total assets ....................................       460,071          12,132,857       16,098,739       2,443,067
                                                        ---------        ------------     ------------     -----------
Liabilities:
Payable for The Trusts shares purchased ...........            --              17,146               --           1,504
Payable for policy-related transactions ...........           570                  --          131,991              --
                                                        ---------        ------------     ------------     -----------
  Total liabilities ...............................           570              17,146          131,991           1,504
                                                        ---------        ------------     ------------     -----------
Net Assets ........................................     $ 459,501        $ 12,115,711     $ 15,966,748     $ 2,441,563
                                                        =========        ============     ============     ===========
Net Assets:
Accumulation Units ................................     $ 456,885        $ 11,984,234     $ 15,821,083     $ 2,375,670
Accumulation nonunitized ..........................            --                  --               --              --
Retained by Equitable Life in Separate Account FP .         2,616             131,477          145,665          65,893
                                                        ---------        ------------     ------------     -----------
Total net assets ..................................     $ 459,501        $ 12,115,711     $ 15,966,748     $ 2,441,563
                                                        =========        ============     ============     ===========
Investments in shares of The Trusts, at cost ......     $ 546,860        $ 11,924,415     $ 21,295,282     $ 2,791,959
The Trusts shares held
 Class A ..........................................           525              11,712           15,821           5,870
 Class B ..........................................        64,292           1,070,642        3,516,012         243,979
Units outstanding (000's):
 Class A 0.00% ....................................            --                  --               --              --
 Class A 0.60% ....................................            --                  --               --              --
 Class A 0.80% ....................................            --                  --               --              --
 Class A 0.90% ....................................            --                  --               --              --
 Class B 0.00% ....................................            --                  --               56              --
 Class B 0.60% ....................................             7                  56              283              12
 Class B 0.60% ....................................            --                  36               --               9
 Class B 0.80% ....................................            --                  --                1              --
 Class B 0.90% ....................................            --                  --               13              --
 Class B 0.90% ....................................            --                  --               --              --

Unit value:
 Class A 0.00% ....................................     $  104.71        $     102.25     $     103.96     $    109.56
 Class A 0.60% ....................................     $   81.78        $     108.95     $      44.54     $        --
 Class A 0.80% ....................................     $      --        $         --     $         --     $        --
 Class A 0.90% ....................................     $      --        $         --     $         --     $        --
 Class B 0.00% ....................................     $      --        $         --     $      45.27     $        --
 Class B 0.60% ....................................     $   63.10        $     132.34     $      44.64     $    115.35
 Class B 0.60% ....................................     $   62.25        $     130.09     $         --     $    112.31
 Class B 0.80% ....................................     $      --        $         --     $      44.43     $        --
 Class B 0.90% ....................................     $   62.26        $     130.58     $      44.32     $    113.81
 Class B 0.90% ....................................     $      --        $         --     $         --     $        --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                                                             EQ/MFS
                                                                         EQ/Mercury         Emerging
                                                       EQ/Marsico       Basic Value          Growth
                                                          Focus            Equity          Companies
                                                    ---------------- ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 21,541,567     $ 113,276,191     $ 132,193,157
Receivable for The Trusts shares sold .............             --                --                --
Receivable for policy-related transactions ........         73,091           160,717                --
                                                      ------------     -------------     -------------
  Total assets ....................................     21,614,658       113,436,908       132,193,157
                                                      ------------     -------------     -------------
Liabilities:
Payable for The Trusts shares purchased ...........         73,091           163,954            41,238
Payable for policy-related transactions ...........             --                --            38,578
                                                      ------------     -------------     -------------
  Total liabilities ...............................         73,091           163,954            79,816
                                                      ------------     -------------     -------------
Net Assets ........................................   $ 21,541,567     $ 113,272,954     $ 132,113,341
                                                      ============     =============     =============
Net Assets:
Accumulation Units ................................   $ 21,467,823     $ 113,142,872     $ 132,024,309
Accumulation nonunitized ..........................             --                --                --
Retained by Equitable Life in Separate Account FP .         73,744           130,082            89,032
                                                      ------------     -------------     -------------
Total net assets ..................................   $ 21,541,567     $ 113,272,954     $ 132,113,341
                                                      ============     =============     =============
Investments in shares of The Trusts, at cost ......   $ 22,962,145     $ 133,540,060     $ 224,584,465
The Trusts shares held
 Class A ..........................................          7,653             6,266               223
 Class B ..........................................      2,132,260        10,031,579        14,689,075
Units outstanding (000's):
 Class A 0.00% ....................................             --                --                --
 Class A 0.60% ....................................             --                --                --
 Class A 0.80% ....................................             --                --                --
 Class A 0.90% ....................................             --                --                --
 Class B 0.00% ....................................             30               126               149
 Class B 0.60% ....................................            188               552             1,076
 Class B 0.60% ....................................             --                35                88
 Class B 0.80% ....................................              1                 4                 9
 Class B 0.90% ....................................             11                58                70
 Class B 0.90% ....................................             --                --                --

Unit value:
 Class A 0.00% ....................................   $      96.87     $      113.43     $      102.92
 Class A 0.60% ....................................   $         --     $          --     $       69.16
 Class A 0.80% ....................................   $         --     $          --     $          --
 Class A 0.90% ....................................   $         --     $          --     $          --
 Class B 0.00% ....................................   $      93.97     $      152.72     $      100.56
 Class B 0.60% ....................................   $      93.27     $      147.60     $       97.18
 Class B 0.60% ....................................   $         --     $       96.52     $       55.84
 Class B 0.80% ....................................   $      93.03     $      145.92     $       96.08
 Class B 0.90% ....................................   $      92.92     $      145.09     $       95.53
 Class B 0.90% ....................................   $         --     $          --     $          --



                                                         EQ/MFS                           EQ/Putnam        EQ/Putnam
                                                       Investors         EQ/Money         Growth &       International
                                                         Trust            Market        Income Value        Equity
                                                    --------------- ----------------- ---------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 6,479,276     $ 475,000,142     $ 26,426,604     $ 60,167,277
Receivable for The Trusts shares sold .............            --                --               --               --
Receivable for policy-related transactions ........         4,821                --            5,707          193,293
                                                      -----------     -------------     ------------     ------------
  Total assets ....................................     6,484,097       475,000,142       26,432,311       60,360,570
                                                      -----------     -------------     ------------     ------------
Liabilities:
Payable for The Trusts shares purchased ...........         4,821            33,732            9,271          194,250
Payable for policy-related transactions ...........            --         1,693,404               --               --
                                                      -----------     -------------     ------------     ------------
  Total liabilities ...............................         4,821         1,727,136            9,271          194,250
                                                      -----------     -------------     ------------     ------------
Net Assets ........................................   $ 6,479,276     $ 473,273,006     $ 26,423,040     $ 60,166,320
                                                      ===========     =============     ============     ============
Net Assets:
Accumulation Units ................................   $ 6,338,309     $ 471,273,424     $ 26,276,041     $ 60,004,871
Accumulation nonunitized ..........................            --         1,885,725               --               --
Retained by Equitable Life in Separate Account FP .       140,967           113,857          146,999          161,449
                                                      -----------     -------------     ------------     ------------
Total net assets ..................................   $ 6,479,276     $ 473,273,006     $ 26,423,040     $ 60,166,320
                                                      ===========     =============     ============     ============
Investments in shares of The Trusts, at cost ......   $ 7,619,514     $ 478,848,277     $ 32,967,021     $ 70,127,609
The Trusts shares held
 Class A ..........................................        11,198        34,941,850            5,883           12,454
 Class B ..........................................       908,733        10,892,047        2,934,464        6,934,569
Units outstanding (000's):
 Class A 0.00% ....................................            --               744               --               --
 Class A 0.60% ....................................            --             1,072               --               --
 Class A 0.80% ....................................            --                 4               --               --
 Class A 0.90% ....................................            --               129               --               --
 Class B 0.00% ....................................            10                --               49              134
 Class B 0.60% ....................................            72               919              175              507
 Class B 0.60% ....................................            --                --               22               11
 Class B 0.80% ....................................            --                --                2                3
 Class B 0.90% ....................................            12                --               18               59
 Class B 0.90% ....................................            --                --               --               --

Unit value:
 Class A 0.00% ....................................   $    103.54     $      145.34     $     109.02     $     105.66
 Class A 0.60% ....................................   $        --     $      221.88     $         --     $      81.60
 Class A 0.80% ....................................   $        --     $      128.12     $         --     $         --
 Class A 0.90% ....................................   $        --     $      143.37     $         --     $         --
 Class B 0.00% ....................................   $     68.22     $      118.93     $     104.17     $      79.03
 Class B 0.60% ....................................   $     66.76     $      115.79     $     100.68     $      85.28
 Class B 0.60% ....................................   $        --     $          --     $      70.66     $      83.52
 Class B 0.80% ....................................   $     66.28     $          --     $      99.53     $      76.92
 Class B 0.90% ....................................   $     66.05     $      114.25     $      98.97     $      84.14
 Class B 0.90% ....................................   $        --     $          --     $         --     $         --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2002


                                                                       EQ/Small
                                                       EQ/Putnam       Company     MFS Mid Cap
                                                        Voyager         Index         Growth
                                                    --------------- ------------- -------------
Assets:
Investments in shares of The Trusts, at fair value    $ 1,433,504     $ 638,991      $   416
Receivable for The Trusts shares sold .............        12,509            --           --
Receivable for policy-related transactions ........            --        64,684           --
                                                      -----------     ---------      -------
  Total assets ....................................     1,446,013       703,675          416
                                                      -----------     ---------      -------
Liabilities:
Payable for The Trusts shares purchased ...........            --           341           --
Payable for policy-related transactions ...........        12,509            --           --
                                                      -----------     ---------      -------
  Total liabilities ...............................        12,509           341           --
                                                      -----------     ---------      -------
Net Assets ........................................   $ 1,433,504     $ 703,334      $   416
                                                      ===========     =========      =======
Net Assets:
Accumulation Units ................................   $ 1,374,057     $ 558,373      $   415
Accumulation nonunitized ..........................            --            --           --
Retained by Equitable Life in Separate Account FP .        59,447       144,961            1
                                                      -----------     ---------      -------
Total net assets ..................................   $ 1,433,504     $ 703,334      $   416
                                                      ===========     =========      =======
Investments in shares of The Trusts, at cost ......   $ 1,967,282     $ 756,765      $   421
The Trusts shares held
 Class A ..........................................         5,310        12,066           92
 Class B ..........................................       144,281        76,793           --
Units outstanding (000's):
 Class A 0.00% ....................................            --            --           --
 Class A 0.60% ....................................            --            --           --
 Class A 0.80% ....................................            --            --           --
 Class A 0.90% ....................................            --            --           --
 Class B 0.00% ....................................            --            --           --
 Class B 0.60% ....................................            17             5           --
 Class B 0.60% ....................................             5             1           --
 Class B 0.80% ....................................            --            --           --
 Class B 0.90% ....................................            --            --           --
 Class B 0.90% ....................................            --            --           --

Unit value:
 Class A 0.00% ....................................   $    102.48     $  111.41      $    --
 Class A 0.60% ....................................   $        --     $   76.53      $ 78.30
 Class A 0.80% ....................................   $        --     $      --      $    --
 Class A 0.90% ....................................   $        --     $      --      $    --
 Class B 0.00% ....................................   $        --     $      --      $    --
 Class B 0.60% ....................................   $     63.54     $   89.02      $    --
 Class B 0.60% ....................................   $     55.78     $   87.88      $    --
 Class B 0.80% ....................................   $        --     $      --      $    --
 Class B 0.90% ....................................   $     62.69     $   87.83      $    --
 Class B 0.90% ....................................   $        --     $      --      $    --



                                                        PIMCO      PIMCO Total     U.S. Real     Vanguard VIF
                                                     Renaissance      Return         Estate      Equity Index
                                                    ------------- ------------- --------------- -------------
Assets:
Investments in shares of The Trusts, at fair value    $ 20,840      $ 31,697      $ 1,304,964     $ 111,405
Receivable for The Trusts shares sold .............         --            --               --            --
Receivable for policy-related transactions ........     12,878           100              109            --
                                                      --------      --------      -----------     ---------
  Total assets ....................................     33,718        31,797        1,305,073       111,405
                                                      --------      --------      -----------     ---------
Liabilities:
Payable for The Trusts shares purchased ...........     13,085            --               15            --
Payable for policy-related transactions ...........         --            --               --            --
                                                      --------      --------      -----------     ---------
  Total liabilities ...............................     13,085            --               15            --
                                                      --------      --------      -----------     ---------
Net Assets ........................................   $ 20,633      $ 31,797      $ 1,305,058     $ 111,405
                                                      ========      ========      ===========     =========
Net Assets:
Accumulation Units ................................   $  3,848      $ 31,761      $ 1,304,964     $ 111,286
Accumulation nonunitized ..........................         --            --               --            --
Retained by Equitable Life in Separate Account FP .     16,785            36               94           119
                                                      --------      --------      -----------     ---------
Total net assets ..................................   $ 20,633      $ 31,797      $ 1,305,058     $ 111,405
                                                      ========      ========      ===========     =========
Investments in shares of The Trusts, at cost ......   $ 20,827      $ 31,552      $ 1,353,643     $ 113,635
The Trusts shares held
 Class A ..........................................      2,374         3,109          115,178         5,139
 Class B ..........................................         --            --               --            --
Units outstanding (000's):
 Class A 0.00% ....................................         --            --               12            --
 Class A 0.60% ....................................         --            --               --             1
 Class A 0.80% ....................................         --            --               --            --
 Class A 0.90% ....................................         --            --               --            --
 Class B 0.00% ....................................         --            --               --            --
 Class B 0.60% ....................................         --            --               --            --
 Class B 0.60% ....................................         --            --               --            --
 Class B 0.80% ....................................         --            --               --            --
 Class B 0.90% ....................................         --            --               --            --
 Class B 0.90% ....................................         --            --               --            --

Unit value:
 Class A 0.00% ....................................   $ 119.73      $     --      $    105.10     $      --
 Class A 0.60% ....................................   $  87.10      $ 107.65      $        --     $   77.35
 Class A 0.80% ....................................   $     --      $     --      $        --     $      --
 Class A 0.90% ....................................   $     --      $     --      $        --     $      --
 Class B 0.00% ....................................   $     --      $     --      $        --     $      --
 Class B 0.60% ....................................   $     --      $     --      $        --     $      --
 Class B 0.60% ....................................   $     --      $     --      $        --     $      --
 Class B 0.80% ....................................   $     --      $     --      $        --     $      --
 Class B 0.90% ....................................   $     --      $     --      $        --     $      --
 Class B 0.90% ....................................   $     --      $     --      $        --     $      --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,


                                                                                        AXA Premier VIP  AXA Premier VIP
                                                    AXA Premier VIP   AXA Premier VIP    International      Large Cap
                                                     Core Bond (e)    Health Care (e)     Equity (e)     Core Equity (e)
                                                   ----------------- ----------------- ---------------- -----------------
                                                          2002              2002             2002              2002
                                                   ----------------- ----------------- ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................      $420,336         $      --         $     --          $   25
 Expenses:
  Mortality and expense risk charges .............        30,415             6,461              135               7
                                                        --------         ---------         --------          ------
Net Investment Income (Loss) .....................       389,921            (6,461)            (135)             18
                                                        --------         ---------         --------          ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        66,068           (61,765)          (1,759)             --
  Realized gain distribution from The Trusts .....            --                --               --              --
                                                        --------         ---------         --------          ------
 Net realized gain (loss) ........................        66,068           (61,765)          (1,759)             --
                                                        --------         ---------         --------          ------
 Change in unrealized appreciation
  (depreciation) of investments ..................       118,318           (27,114)          (1,906)           (397)
                                                        --------         ---------         --------          ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       184,386           (88,879)          (3,665)           (397)
                                                        --------         ---------         --------          ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $574,307         $ (95,340)        $ (3,800)         $ (379)
                                                        ========         =========         ========          ======



                                                    AXA Premier VIP   AXA Premier VIP   AXA Premier VIP   AXA Premier VIP
                                                       Large Cap         Large Cap       Small/Mid Cap     Small/Mid Cap
                                                       Growth (e)        Value (e)         Growth (e)        Value (e)
                                                   ----------------- ----------------- ----------------- -----------------
                                                          2002              2002              2002              2002
                                                   ----------------- ----------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $     --          $    973          $     --         $       --
 Expenses:
  Mortality and expense risk charges .............          133               275               133             12,312
                                                       --------          --------          --------         ----------
Net Investment Income (Loss) .....................         (133)              698              (133)           (12,312)
                                                       --------          --------          --------         ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         (116)              654              (519)          (368,050)
  Realized gain distribution from The Trusts .....           --                --                --                 --
                                                       --------          --------          --------         ----------
 Net realized gain (loss) ........................         (116)              654              (519)          (368,050)
                                                       --------          --------          --------         ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................       (4,016)           (2,971)           (1,413)          (101,311)
                                                       --------          --------          --------         ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       (4,132)           (2,317)           (1,932)          (469,361)
                                                       --------          --------          --------         ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $ (4,265)         $ (1,619)         $ (2,065)        $ (481,673)
                                                       ========          ========          ========         ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                    AXA Premier VIP
                                                    Technology (e)   Davis Value (f)
                                                   ---------------- -----------------
                                                         2002              2002
                                                   ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $     --          $ 120
 Expenses:
  Mortality and expense risk charges .............           40             15
                                                       --------          -----
Net Investment Income (Loss) .....................          (40)           105
                                                       --------          -----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         (513)              (4)
  Realized gain distribution from The Trusts .....           --             --
                                                       --------          -------
 Net realized gain (loss) ........................         (513)              (4)
                                                       --------          --------
 Change in unrealized appreciation
  (depreciation) of investments ..................       (5,029)          (168)
                                                       --------          -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       (5,542)          (172)
                                                       --------          -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $ (5,582)         $ (67)
                                                       ========          =======



                                                                                                         EQ/Alliance Common
                                                                    EQ/Aggressive Stock                        Stock
                                                   ----------------------------------------------------- ------------------
                                                          2002              2001              2000              2002
                                                   ----------------- ----------------- ----------------- ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $       63,335    $    3,459,227    $    3,434,784     $      998,921
 Expenses:
  Mortality and expense risk charges .............       2,736,010         3,763,915         5,519,701         11,182,451
                                                    --------------    --------------    --------------     --------------
Net Investment Income (Loss) .....................      (2,672,675)         (304,688)       (2,084,917)       (10,183,530)
                                                    --------------    --------------    --------------     --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (59,641,031)     (212,487,401)       67,261,897       (282,690,026)
  Realized gain distribution from The Trusts .....              --                --        62,772,904                 --
                                                    --------------    --------------    --------------     --------------
 Net realized gain (loss) ........................     (59,641,031)     (212,487,401)      130,034,801       (282,690,026)
                                                    --------------    --------------    --------------     --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (105,197,028)        3,263,156      (261,224,627)      (562,599,358)
                                                    --------------    --------------    --------------     --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (164,838,059)     (209,224,245)     (131,189,826)      (845,289,384)
                                                    --------------    --------------    --------------     --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (167,510,734)   $ (209,528,933)   $ (133,274,743)    $ (855,472,914)
                                                    ==============    ==============    ==============     ==============



                                                         EQ/Alliance Common Stock
                                                   -------------------------------------
                                                          2001               2000
                                                   ----------------- -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   66,366,976    $      20,631,257
 Expenses:
  Mortality and expense risk charges .............      16,024,667           19,465,147
                                                    --------------    -----------------
Net Investment Income (Loss) .....................      50,342,309            1,166,110
                                                    --------------    -----------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (102,598,622)         227,158,194
  Realized gain distribution from The Trusts .....       3,428,990          596,359,479
                                                    --------------    -----------------
 Net realized gain (loss) ........................     (99,169,632)         823,517,673
                                                    --------------    -----------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (277,010,784)      (1,333,854,337)
                                                    --------------    -----------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (376,180,416)        (510,336,664)
                                                    --------------    -----------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (325,838,107)   $    (509,170,554)
                                                    ==============    =================

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Alliance Growth and Income
                                                   -------------------------------------------------
                                                         2002             2001            2000
                                                   ---------------- --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   5,048,679    $   3,584,835   $    2,446,807
 Expenses:
  Mortality and expense risk charges .............      1,955,357        1,879,561        1,420,402
                                                    -------------    -------------   --------------
Net Investment Income (Loss) .....................      3,093,322        1,705,274        1,026,405
                                                    -------------    -------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (12,331,969)      (9,356,403)      26,185,528
  Realized gain distribution from The Trusts .....             --       15,642,007       27,698,101
                                                    -------------    -------------   --------------
 Net realized gain (loss) ........................    (12,331,969)       6,285,604       53,883,629
                                                    -------------    -------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (79,684,492)     (14,338,526)     (35,037,744)
                                                    -------------    -------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (92,016,461)      (8,052,922)      18,845,885
                                                    -------------    -------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (88,923,139)   $  (6,347,648)  $   19,872,290
                                                    =============    =============   ==============



                                                      EQ/Alliance Intermediate Government
                                                                  Securities                      EQ/Alliance International
                                                   ----------------------------------------- -----------------------------------
                                                        2002          2001          2000            2002              2001
                                                   ------------- ------------- ------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 8,212,241   $4,259,499    $4,305,611     $          --     $   1,012,415
 Expenses:
  Mortality and expense risk charges .............      422,617      252,420       193,617           512,469           324,908
                                                    -----------   ----------    ----------     -------------     -------------
Net Investment Income (Loss) .....................    7,789,624    4,007,079     4,111,994          (512,469)          687,507
                                                    -----------   ----------    ----------     -------------     -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    3,211,141    1,290,483        (3,837)       (7,215,832)       (8,267,592)
  Realized gain distribution from The Trusts .....      223,853           --            --                --           262,362
                                                    -----------   ----------    ----------     -------------     -------------
 Net realized gain (loss) ........................    3,434,994    1,290,483        (3,837)       (7,215,832)       (8,005,230)
                                                    -----------   ----------    ----------     -------------     -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    1,872,609    1,797,986     2,567,919        (8,098,384)       (9,474,456)
                                                    -----------   ----------    ----------     -------------     -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    5,307,603    3,088,469     2,564,082       (15,314,216)      (17,479,686)
                                                    -----------   ----------    ----------     -------------     -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $13,097,227   $7,095,548    $6,676,076     $ (15,826,685)    $ (16,792,179)
                                                    ===========   ==========    ==========     =============     =============



                                                      EQ/Alliance
                                                     International
                                                   -----------------
                                                          2000
                                                   -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $     367,531
 Expenses:
  Mortality and expense risk charges .............         438,450
                                                     -------------
Net Investment Income (Loss) .....................         (70,919)
                                                     -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (1,758,393)
  Realized gain distribution from The Trusts .....       6,771,361
                                                     -------------
 Net realized gain (loss) ........................       5,012,968
                                                     -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (26,115,157)
                                                     -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (21,102,189)
                                                     -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (21,173,108)
                                                     =============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Alliance Premier Growth
                                                   ---------------------------------------------------
                                                         2002              2001             2000
                                                   ---------------- ----------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $          --    $        9,667    $   2,922,865
 Expenses:
  Mortality and expense risk charges .............        533,187           955,890        2,519,013
                                                    -------------    --------------    -------------
Net Investment Income (Loss) .....................       (533,187)         (946,223)         403,852
                                                    -------------    --------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (12,440,696)     (127,060,769)       1,799,789
  Realized gain distribution from The Trusts .....             --                --               --
                                                    -------------    --------------    -------------
 Net realized gain (loss) ........................    (12,440,696)     (127,060,769)       1,799,789
                                                    -------------    --------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (23,255,572)       66,507,612      (83,349,563)
                                                    -------------    --------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (35,696,268)      (60,553,157)     (81,549,774)
                                                    -------------    --------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (36,229,455)   $  (61,499,380)   $ (81,145,922)
                                                    =============    ==============    =============



                                                             EQ/Alliance Quality Bond             EQ/Alliance Small Cap Growth
                                                   -------------------------------------------- ---------------------------------
                                                        2002           2001           2000            2002             2001
                                                   ------------- --------------- -------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 6,403,317   $  7,364,252    $ 27,213,134   $          --    $   1,582,483
 Expenses:
  Mortality and expense risk charges .............      675,800        885,373       2,318,268         706,838          753,493
                                                    -----------   ------------    ------------   -------------    -------------
Net Investment Income (Loss) .....................    5,727,517      6,478,879      24,894,866        (706,838)         828,990
                                                    -----------   ------------    ------------   -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    2,376,449     16,218,499      (1,145,872)    (10,597,509)     (29,857,146)
  Realized gain distribution from The Trusts .....      266,874             --              --              --          647,769
                                                    -----------   ------------    ------------   -------------    -------------
 Net realized gain (loss) ........................    2,643,323     16,218,499      (1,145,872)    (10,597,509)     (29,209,377)
                                                    -----------   ------------    ------------   -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    3,131,824     (6,369,381)     21,376,212     (37,690,401)      10,471,452
                                                    -----------   ------------    ------------   -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    5,775,147      9,849,118      20,230,340     (48,287,876)     (18,737,925)
                                                    -----------   ------------    ------------   -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $11,502,664   $ 16,327,997    $ 45,125,206   $ (48,994,748)   $ (17,908,935)
                                                    ===========   ============    ============   =============    =============




                                                   EQ/Alliance Small
                                                      Cap Growth
                                                   ----------------
                                                         2000
                                                   ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $           --
 Expenses:
  Mortality and expense risk charges .............         616,222
                                                    --------------
Net Investment Income (Loss) .....................        (616,222)
                                                    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      35,932,898
  Realized gain distribution from The Trusts .....      16,396,188
                                                    --------------
 Net realized gain (loss) ........................      52,329,086
                                                    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (35,002,229)
                                                    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      17,326,857
                                                    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   16,710,635
                                                    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Alliance Technology (a)
                                                   ---------------------------------------------------
                                                          2002             2001             2000
                                                   ----------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $          --    $       5,346    $          --
 Expenses:
  Mortality and expense risk charges .............         204,177          221,007           76,288
                                                     -------------    -------------    -------------
Net Investment Income (Loss) .....................        (204,177)        (215,661)         (76,288)
                                                     -------------    -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (6,118,506)     (18,298,009)        (506,295)
  Realized gain distribution from The Trusts .....              --               --               --
                                                     -------------    -------------    -------------
 Net realized gain (loss) ........................      (6,118,506)      18,298,009         (506,295)
                                                     -------------    -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (13,818,767)       7,601,879      (10,564,821)
                                                     -------------    -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (19,937,273)     (10,696,130)     (11,071,116)
                                                     -------------    -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (20,141,450)   $ (10,911,791)   $ (11,147,404)
                                                     =============    =============    =============



                                                                                                           EQ/Bernstein
                                                                        EQ/Balanced                      Diversified Value
                                                   ----------------------------------------------------- -----------------
                                                          2002              2001              2000              2002
                                                   ------------------ ---------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   16,274,937    $  18,337,028    $    17,202,195    $   1,460,845
 Expenses:
  Mortality and expense risk charges .............        4,161,177        3,720,250          3,249,089          496,813
                                                     --------------    -------------    ---------------    -------------
Net Investment Income (Loss) .....................       12,113,760       14,616,778         13,953,106          964,032
                                                     --------------    -------------    ---------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (73,919,467)      (7,624,110)         7,620,389       (1,010,461)
  Realized gain distribution from The Trusts .....               --               --         84,212,310               --
                                                     --------------    -------------    ---------------    -------------
 Net realized gain (loss) ........................      (73,919,467)      (7,624,110)        91,832,699       (1,010,461)
                                                     --------------    -------------    ---------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      (47,302,906)     (31,738,236)      (115,634,605)     (15,360,826)
                                                     --------------    -------------    ---------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (121,222,373)     (39,362,346)       (23,801,906)     (16,371,287)
                                                     --------------    -------------    ---------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (109,108,613)   $ (24,745,568)   $    (9,848,800)   $ (15,407,255)
                                                     ==============    =============    ===============    =============



                                                    EQ/Bernstein Diversified
                                                              Value
                                                   ---------------------------
                                                         2001          2000
                                                   --------------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     717,948   $  4,179
 Expenses:
  Mortality and expense risk charges .............        236,038        875
                                                    -------------   --------
Net Investment Income (Loss) .....................        481,910      3,304
                                                    -------------   --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       (429,986)    (2,223)
  Realized gain distribution from The Trusts .....      1,424,280         --
                                                    -------------   --------
 Net realized gain (loss) ........................        994,294     (2,223)
                                                    -------------   --------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (2,419,314)    10,394
                                                    -------------   --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (1,425,020)     8,171
                                                    -------------   --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $    (943,110)  $ 11,475
                                                    =============   ========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                    EQ/Calvert Socially
                                                      Responsible (e)       EQ/Capital Guardian International
                                                   -------------------- ------------------------------------------
                                                           2002              2002          2001           2000
                                                   -------------------- ------------- -------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................        $  --          $   18,585     $   10,401     $   1,103
 Expenses:
  Mortality and expense risk charges .............          (28)              6,803          3,279           873
                                                          -----          ----------     ----------     ---------
Net Investment Income (Loss) .....................           28              11,782          7,122           230
                                                          -----          ----------     ----------     ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............           --            (102,617)       (15,224)       (3,406)
  Realized gain distribution from The Trusts .....           --                  --             --         2,482
                                                          -----          ----------     ----------     ---------
 Net realized gain (loss) ........................           --            (102,617)       (15,224)         (924)
                                                          -----          ----------     ----------     ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................          844            (120,182)       (92,323)      (51,223)
                                                          -----          ----------     ----------     ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................          844            (222,799)      (107,547)      (52,147)
                                                          -----          ----------     ----------     ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................        $ 872          $ (211,017)    $ (100,425)    $ (51,917)
                                                          =====          ==========     ==========     =========



                                                        EQ/Capital Guardian Research
                                                   ---------------------------------------
                                                         2002          2001        2000
                                                   --------------- ------------ ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    113,649    $   15,176   $35,181
 Expenses:
  Mortality and expense risk charges .............        71,239        21,187     5,502
                                                    ------------    ----------   -------
Net Investment Income (Loss) .....................        42,410        (6,011)   29,679
                                                    ------------    ----------   -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,282,242)      (96,597)   30,415
  Realized gain distribution from The Trusts .....            --            --        --
                                                    ------------    ----------   -------
 Net realized gain (loss) ........................    (1,282,242)      (96,597)   30,415
                                                    ------------    ----------   -------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (4,103,762)      105,383     9,596
                                                    ------------    ----------   -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (5,386,004)        8,786    40,011
                                                    ------------    ----------   -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (5,343,594)   $    2,775   $69,690
                                                    ============    ==========   =======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                       EQ/Capital Guardian U.S. Equity
                                                   ---------------------------------------
                                                         2002          2001        2000
                                                   --------------- ------------ ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     90,926    $  24,798    $34,131
 Expenses:
  Mortality and expense risk charges .............        90,310       21,388      5,877
                                                    ------------    ---------    -------
Net Investment Income (Loss) .....................           616        3,410     28,254
                                                    ------------    ---------    -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,685,469)     (56,949)    16,165
  Realized gain distribution from The Trusts .....            --           --      5,315
                                                    ------------    ---------    -------
 Net realized gain (loss) ........................    (1,685,469)     (56,949)    21,480
                                                    ------------    ---------    -------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (2,434,159)     154,385      6,999
                                                    ------------    ---------    -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (4,119,628)      97,436     28,479
                                                    ------------    ---------    -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (4,119,012)   $ 100,846    $56,733
                                                    ============    =========    =======




                                                              EQ/Emerging Markets Equity             EQ/Equity 500 Index
                                                   ------------------------------------------------- -------------------
                                                         2002            2001             2000              2002
                                                   --------------- ---------------- ---------------- ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --    $          --    $   3,734,636     $    6,541,883
 Expenses:
  Mortality and expense risk charges .............       201,686          164,902          225,716          2,891,986
                                                    ------------    -------------    -------------     --------------
Net Investment Income (Loss) .....................      (201,686)        (164,902)       3,508,920          3,649,897
                                                    ------------    -------------    -------------     --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (7,917,528)     (15,753,531)       3,112,222        (29,124,066)
  Realized gain distribution from The Trusts .....            --           53,866        1,317,840            504,613
                                                    ------------    -------------    -------------     --------------
 Net realized gain (loss) ........................    (7,917,528)     (15,699,665)       4,430,062        (28,619,453)
                                                    ------------    -------------    -------------     --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     4,148,601       13,760,152      (36,201,861)      (123,537,945)
                                                    ------------    -------------    -------------     --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (3,768,927)      (1,939,513)     (31,771,799)      (152,157,398)
                                                    ------------    -------------    -------------     --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (3,970,613)   $  (2,104,415)   $ (28,262,879)    $ (148,507,501)
                                                    ============    =============    =============     ==============



                                                          EQ/Equity 500 Index
                                                   ----------------------------------
                                                         2001              2000
                                                   ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   6,734,669    $    4,807,410
 Expenses:
  Mortality and expense risk charges .............      3,292,002         3,730,581
                                                    -------------    --------------
Net Investment Income (Loss) .....................      3,442,667         1,076,829
                                                    -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (50,673,179)      125,289,487
  Realized gain distribution from The Trusts .....        330,459        29,072,151
                                                    -------------    --------------
 Net realized gain (loss) ........................    (50,342,720)      154,361,638
                                                    -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (34,420,555)     (231,136,418)
                                                    -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (84,763,275)      (76,774,780)
                                                    -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (81,320,608)   $  (75,697,951)
                                                    =============    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Evergreen Omega
                                                   ----------------------------------------
                                                        2002          2001         2000
                                                   ------------- ------------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $       --    $      110    $   1,189
 Expenses:
  Mortality and expense risk charges .............       7,489         4,270        1,838
                                                    ----------    ----------    ---------
Net Investment Income (Loss) .....................      (7,489)       (4,160)        (649)
                                                    ----------    ----------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (279,818)           --      (18,345)
  Realized gain distribution from The Trusts .....          --       (39,991)          --
                                                    ----------    ----------    ---------
 Net realized gain (loss) ........................    (279,818)      (39,991)     (18,345)
                                                    ----------    ----------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (223,025)      (69,937)     (47,080)
                                                    ----------    ----------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (502,843)     (109,928)     (65,425)
                                                    ----------    ----------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (510,332)   $ (114,088)   $ (66,074)
                                                    ==========    ==========    =========



                                                              EQ/FI Mid Cap (b)               EQ/FI Small/Mid Cap Value
                                                   ---------------------------------------- ------------------------------
                                                         2002           2001         2000         2002            2001
                                                   --------------- -------------- --------- ---------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $      3,764     $   21,223    $ 2,614   $     648,299    $  400,316
 Expenses:
  Mortality and expense risk charges .............       130,451         44,269        895         595,561       275,246
                                                    ------------     ----------    -------   -------------    ----------
Net Investment Income (Loss) .....................      (126,687)       (23,046)     1,719          52,738       125,070
                                                    ------------     ----------    -------   -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,266,831)      (487,515)    22,280          (6,499)      138,857
  Realized gain distribution from The Trusts .....            --             --         --              --            --
                                                    ------------     ----------    -------   -------------    ----------
 Net realized gain (loss) ........................    (1,266,831)      (487,515)    22,280          (6,499)      138,857
                                                    ------------     ----------    -------   -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (3,581,242)       115,983     45,777     (21,524,362)    2,231,073
                                                    ------------     ----------    -------   -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (4,848,073)      (371,532)    68,057     (21,530,861)    2,369,930
                                                    ------------     ----------    -------   -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (4,974,760)    $ (394,578)   $69,776   $ (21,478,123)   $2,495,000
                                                    ============     ==========    =======   =============    ==========



                                                       EQ/FI
                                                    Small/Mid Cap
                                                       Value
                                                   -------------
                                                        2000
                                                   -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  355,229
 Expenses:
  Mortality and expense risk charges .............     171,556
                                                    ----------
Net Investment Income (Loss) .....................     183,673
                                                    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (925,533)
  Realized gain distribution from The Trusts .....          --
                                                    ----------
 Net realized gain (loss) ........................    (925,533)
                                                    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................   2,355,805
                                                    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   1,430,272
                                                    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $1,613,945
                                                    ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                     EQ/High Yield
                                                   --------------------------------------------------
                                                         2002             2001             2000
                                                   ---------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  11,321,068    $   11,845,816   $  14,140,763
 Expenses:
  Mortality and expense risk charges .............        639,984           663,565         730,110
                                                    -------------    --------------   -------------
Net Investment Income (Loss) .....................     10,681,084        11,182,251      13,410,653
                                                    -------------    --------------   -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (14,071,175)      (19,177,544)    (14,615,073)
  Realized gain distribution from The Trusts .....             --                --              --
                                                    -------------    --------------   -------------
 Net realized gain (loss) ........................    (14,071,175)      (19,177,544)    (14,615,073)
                                                    -------------    --------------   -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................       (252,884)        8,741,806     (11,205,680)
                                                    -------------    --------------   -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (14,324,059)      (10,435,738)    (25,820,753)
                                                    -------------    --------------   -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $  (3,642,975)   $      746,513   $ (12,410,100)
                                                    =============    ==============   =============



                                                        EQ/International Equity Index            EQ/J.P. Morgan Core Bond
                                                   ---------------------------------------- ----------------------------------
                                                        2002          2001         2000         2002        2001       2000
                                                   -------------- ------------ ------------ ----------- ----------- ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $    4,904    $     678    $     408    $534,940    $ 180,944   $50,306
 Expenses:
  Mortality and expense risk charges .............        3,057        1,278          449      58,641       14,358     1,900
                                                     ----------    ---------    ---------    --------    ---------   -------
Net Investment Income (Loss) .....................        1,847         (600)         (41)    476,299      166,586    48,406
                                                     ----------    ---------    ---------    --------    ---------   -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (57,958)     (35,383)        (873)     50,363       25,154       908
  Realized gain distribution from The Trusts .....           --          339        4,474      68,611       45,303        --
                                                     ----------    ---------    ---------    --------    ---------   -------
 Net realized gain (loss) ........................      (57,958)     (35,044)       3,601     118,974       70,457       908
                                                     ----------    ---------    ---------    --------    ---------   -------
 Change in unrealized appreciation
  (depreciation) of investments ..................      (54,905)     (12,786)     (19,166)    284,742      (95,335)    2,005
                                                     ----------    ---------    ---------    --------    ---------   -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (112,863)     (47,830)     (15,565)    403,716      (24,878)    2,913
                                                     ----------    ---------    ---------    --------    ---------   -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (111,016)   $ (48,430)   $ (15,606)   $880,015    $ 141,708   $51,319
                                                     ==========    =========    =========    ========    =========   =======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Janus Large Cap Growth (b)
                                                   ---------------------------------------------
                                                         2002            2001           2000
                                                   --------------- --------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --    $      1,409    $    4,295
 Expenses:
  Mortality and expense risk charges .............        79,582          45,823         2,998
                                                    ------------    ------------    ----------
Net Investment Income (Loss) .....................       (79,582)        (44,414)        1,297
                                                    ------------    ------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,611,929)     (1,095,410)       (3,341)
  Realized gain distribution from The Trusts .....            --              --            --
                                                    ------------    ------------    ----------
 Net realized gain (loss) ........................    (1,611,929)     (1,095,410)       (3,341)
                                                    ------------    ------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (4,044,944)     (1,003,017)     (280,573)
                                                    ------------    ------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (5,656,873)     (2,098,427)     (283,914)
                                                    ------------    ------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (5,736,455)   $ (2,142,841)   $ (282,617)
                                                    ============    ============    ==========



                                                     EQ/Lazard Small Cap Value (b)      EQ/Marisco Focus (c)
                                                   ---------------------------------- -------------------------
                                                        2002        2001       2000         2002         2001
                                                   ------------- ---------- --------- --------------- ---------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   18,020    $ 69,440   $3,005    $      4,552    $   --
 Expenses:
  Mortality and expense risk charges .............      13,908       4,612      227          45,829       365
                                                    ----------    --------   ------    ------------    ------
Net Investment Income (Loss) .....................       4,112      64,828    2,778         (41,277)     (365)
                                                    ----------    --------   ------    ------------    ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      12,285      24,927      250        (259,061)      159
  Realized gain distribution from The Trusts .....      18,365     112,835       --              --        --
                                                    ----------    --------   ------    ------------    ------
 Net realized gain (loss) ........................      30,650     137,762      250        (259,061)      159
                                                    ----------    --------   ------    ------------    ------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (376,866)     20,327    6,143      (1,429,037)    8,459
                                                    ----------    --------   ------    ------------    ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (346,216)    158,089    6,393      (1,688,098)    8,618
                                                    ----------    --------   ------    ------------    ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (342,104)   $222,917   $9,171    $ (1,729,375)   $8,253
                                                    ==========    ========   ======    ============    ======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Mercury Basic Value Equity
                                                   ---------------------------------------------
                                                          2002            2001          2000
                                                   ----------------- ------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   1,270,427    $2,910,068    $2,558,007
 Expenses:
  Mortality and expense risk charges .............         567,200       370,568       229,991
                                                     -------------    ----------    ----------
Net Investment Income (Loss) .....................         703,227     2,539,500     2,328,016
                                                     -------------    ----------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (1,781,633)      164,816       622,843
  Realized gain distribution from The Trusts .....         671,859     2,018,991     2,512,090
                                                     -------------    ----------    ----------
 Net realized gain (loss) ........................      (1,109,774)    2,183,807     3,134,933
                                                     -------------    ----------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (21,147,465)     (467,046)       80,020
                                                     -------------    ----------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (22,257,239)    1,716,761     3,214,953
                                                     -------------    ----------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (21,554,012)   $4,256,261    $5,542,969
                                                     =============    ==========    ==========




                                                                                                        EQ/MFS Investors
                                                             EQ/MFS Emerging Growth Companies                Trust
                                                   ---------------------------------------------------- ---------------
                                                         2002              2001              2000             2002
                                                   ---------------- ----------------- ----------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $          --    $       56,327    $    6,008,229    $     38,842
 Expenses:
  Mortality and expense risk charges .............        911,294         1,308,762         1,768,620          30,462
                                                    -------------    --------------    --------------    ------------
Net Investment Income (Loss) .....................       (911,294)       (1,252,435)        4,239,609           8,380
                                                    -------------    --------------    --------------    ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (54,691,176)      (79,597,391)       28,942,316        (561,412)
  Realized gain distribution from The Trusts .....             --                --        13,303,804              --
                                                    -------------    --------------    --------------    ------------
 Net realized gain (loss) ........................    (54,691,176)      (79,597,391)       42,246,120        (561,412)
                                                    -------------    --------------    --------------    ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (18,607,153)      (29,752,357)     (121,109,758)       (729,555)
                                                    -------------    --------------    --------------    ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (73,298,329)     (109,349,748)      (78,863,638)     (1,290,967)
                                                    -------------    --------------    --------------    ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (74,209,623)   $ (110,602,183)   $  (74,624,029)   $ (1,282,587)
                                                    =============    ==============    ==============    ============



                                                     EQ/MFS Investors Trust
                                                   ---------------------------
                                                        2001          2000
                                                   -------------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   17,243    $   7,045
 Expenses:
  Mortality and expense risk charges .............       17,100        5,820
                                                     ----------    ---------
Net Investment Income (Loss) .....................          143        1,225
                                                     ----------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (95,215)      13,705
  Realized gain distribution from The Trusts .....           --           --
                                                     ----------    ---------
 Net realized gain (loss) ........................      (95,215)      13,705
                                                     ----------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (389,623)     (41,696)
                                                     ----------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (484,838)     (27,991)
                                                     ----------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (484,695)   $ (26,766)
                                                     ==========    =========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                   EQ/Money Market
                                                   -----------------------------------------------
                                                         2002           2001            2000
                                                   --------------- -------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   6,529,434   $ 14,248,528   $   20,530,134
 Expenses:
  Mortality and expense risk charges .............      2,317,641      2,107,718        1,779,469
                                                    -------------   ------------   --------------
Net Investment Income (Loss) .....................      4,211,793     12,140,810       18,750,665
                                                    -------------   ------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (5,188,291)    (1,312,388)      13,088,236
  Realized gain distribution from The Trusts .....             --             --          429,300
                                                    -------------   ------------   --------------
 Net realized gain (loss) ........................     (5,188,291)    (1,312,388)      13,517,536
                                                    -------------   ------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      5,378,377      2,210,091      (12,753,418)
                                                    -------------   ------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................        190,086        897,703          764,118
                                                    -------------   ------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   4,401,879   $ 13,038,513   $   19,514,783
                                                    =============   ============   ==============



                                                          EQ/Putnam Growth & Income Value        EQ/Putnam International Equity
                                                   --------------------------------------------- -------------------------------
                                                         2002            2001           2000            2002            2001
                                                   --------------- --------------- ------------- ----------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    401,563    $    271,562    $  237,259     $     419,738    $   16,774
 Expenses:
  Mortality and expense risk charges .............       141,789         133,534       111,139           210,559        10,235
                                                    ------------    ------------    ----------     -------------    ----------
Net Investment Income (Loss) .....................       259,774         138,028       126,120           209,179         6,539
                                                    ------------    ------------    ----------     -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,298,427)       (289,234)     (439,753)       (1,892,139)     (213,457)
  Realized gain distribution from The Trusts .....            --              --            --                --           152
                                                    ------------    ------------    ----------     -------------    ----------
 Net realized gain (loss) ........................    (1,298,427)       (289,234)     (439,753)       (1,892,139)     (213,305)
                                                    ------------    ------------    ----------     -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (5,081,256)     (1,766,064)    1,779,700        (9,674,470)     (127,410)
                                                    ------------    ------------    ----------     -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (6,379,683)     (2,055,298)    1,339,947       (11,566,609)     (340,715)
                                                    ------------    ------------    ----------     -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (6,119,909)   $ (1,917,270)   $1,466,067     $ (11,357,430)   $ (334,176)
                                                    ============    ============    ==========     =============    ==========



                                                    EQ/Putnam
                                                   Internationa1
                                                      Equity
                                                   ------------
                                                       2000
                                                   ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   63,790
 Expenses:
  Mortality and expense risk charges .............       1,787
                                                    ----------
Net Investment Income (Loss) .....................      62,003
                                                    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (23,560)
  Realized gain distribution from The Trusts .....      93,565
                                                    ----------
 Net realized gain (loss) ........................      70,005
                                                    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (158,452)
                                                    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (88,447)
                                                    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $  (26,444)
                                                    ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Putnam Voyager
                                                   ------------------------------------------
                                                        2002          2001          2000
                                                   ------------- ------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    1,952    $       --     $    3,422
 Expenses:
  Mortality and expense risk charges .............       8,743         6,498          1,990
                                                    ----------    ----------     ----------
Net Investment Income (Loss) .....................      (6,791)       (6,498)         1,432
                                                    ----------    ----------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (180,020)      (90,894)       (11,011)
  Realized gain distribution from The Trusts .....          --            --          1,267
                                                    ----------    ----------     ----------
 Net realized gain (loss) ........................    (180,020)      (90,894)        (9,744)
                                                    ----------    ----------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (264,798)     (153,864)      (115,853)
                                                    ----------    ----------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (444,818)     (244,758)      (125,597)
                                                    ----------    ----------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (451,609)   $ (251,256)    $ (124,165)
                                                    ==========    ==========     ==========



                                                           EQ/Small Company Index
                                                   --------------------------------------
                                                        2002          2001        2000
                                                   -------------- ----------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $    4,080    $  3,038    $  3,213
 Expenses:
  Mortality and expense risk charges .............        4,103       1,415         101
                                                     ----------    --------    --------
Net Investment Income (Loss) .....................          (23)      1,623       3,112
                                                     ----------    --------    --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (40,343)     (5,895)       (102)
  Realized gain distribution from The Trusts .....           --         260       2,875
                                                     ----------    --------    --------
 Net realized gain (loss) ........................      (40,343)     (5,635)      2,773
                                                     ----------    --------    --------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (148,885)     38,966      (7,854)
                                                     ----------    --------    --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (189,228)     33,331      (5,081)
                                                     ----------    --------    --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (189,251)   $ 34,954    $ (1,969)
                                                     ==========    ========    ========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,


                                                    MFS Mid Cap Growth (f)   PIMCO Renaissance (f)
                                                   ------------------------ -----------------------
                                                             2002                     2002
                                                   ------------------------ -----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................           $ --                    $ 105
 Expenses:
  Mortality and expense risk charges .............             1                         (1)
                                                             ----                    -------
Net Investment Income (Loss) .....................              (1)                   106
                                                             ------                  ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............             3                       49
  Realized gain distribution from The Trusts .....            --                       --
                                                             -----                   ------
 Net realized gain (loss) ........................             3                       49
                                                             -----                   ------
 Change in unrealized appreciation
  (depreciation) of investments ..................              (6)                    13
                                                             ------                  ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................              (3)                    62
                                                             ------                  ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................           $(4)                    $168
                                                             =====                   ======



                                                    PIMCO Total Return (f)   U.S. Real Estate (g)   Vanguard VIF Equity Index (d)
                                                   ------------------------ ---------------------- -------------------------------
                                                             2002                    2002                        2002
                                                   ------------------------ ---------------------- -------------------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................         $ 1,078                $  63,796                   $     --
 Expenses:
  Mortality and expense risk charges .............             43                        --                        123
                                                           -------                ---------                   --------
Net Investment Income (Loss) .....................          1,035                    63,796                       (123)
                                                           -------                ---------                   --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............               (1)                     99                       (789)
  Realized gain distribution from The Trusts .....             --                        --                         --
                                                           --------               ---------                   --------
 Net realized gain (loss) ........................               (1)                     99                       (789)
                                                           ---------              ---------                   --------
 Change in unrealized appreciation
  (depreciation) of investments ..................            145                   (48,679)                    (2,230)
                                                           --------               ---------                   --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................            144                   (48,580)                    (3,019)
                                                           --------               ---------                   --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................         $1,179                 $  15,216                   $ (3,142)
                                                           ========               =========                   ========

-------
(a) Commenced Operations on May 2, 2000.
(b) Commenced Operations on September 5, 2000.
(c) Commenced Operations on October 22, 2001.
(d) Commenced Operations on April 26, 2002.
(e) Commenced Operations on May 13, 2002.
(f) Commenced Operations on August 2, 2002.
(g) Commenced Operations on November 5, 2002.

The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,


                                                                                     AXA Premier VIP  AXA Premier VIP
                                                 AXA Premier VIP   AXA Premier VIP    International      Large Cap
                                                  Core Bond (i)    Health Care (i)     Equity (i)     Core Equity (i)
                                                ----------------- ----------------- ---------------- -----------------
                                                       2002              2002             2002              2002
                                                ----------------- ----------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................    $   389,921       $   (6,461)        $   (135)         $    18
 Net realized gain (loss) on investments ......         66,068          (61,765)          (1,759)              --
 Change in unrealized appreciation
  (depreciation) on investments ...............        118,318          (27,114)          (1,906)            (397)
                                                   -----------       ----------         --------          -------
 Net increase (decrease) in net assets from
  operations ..................................        574,307          (95,340)          (3,800)            (379)
                                                   -----------       ----------         --------          -------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      2,441,018          404,115           14,918            4,746
 Transfers between funds and guaranteed
  interest account, net .......................     20,587,154        2,505,731           75,001           25,408
 Transfers for contract benefits and
  terminations ................................       (283,925)         (37,907)              --               --
 Contract maintenance charges .................       (519,567)         (78,190)          (1,461)            (394)
                                                   -----------       ----------         --------          -------
 Net increase (decrease) in net assets from
  contractowners transactions .................     22,224,680        2,793,749           88,458           29,760
                                                   -----------       ----------         --------          -------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         19,788            6,461              135                8
                                                   -----------       ----------         --------          -------
Increase (Decrease) in Net Assets .............     22,818,775        2,704,870           84,793           29,389
Net Assets - Beginning of Period ..............             --               --               --               --
                                                   -----------       ----------         --------          -------
Net Assets - End of Period ....................    $22,818,775       $2,704,870         $ 84,793          $29,389
                                                   ===========       ==========         ========          =======
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................              1               --               --               --
 Redeemed .....................................             --               --               --               --
                                                   -----------       ----------         --------          -------
 Net Increase (Decrease) ......................              1               --               --               --
                                                   -----------       ----------         --------          -------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            272               83                1               --
 Redeemed .....................................            (61)             (49)              --               --
                                                   -----------       ----------         --------          -------
 Net Increase (Decrease) ......................            211               34                1               --
                                                   -----------       ----------         --------          -------



                                                 AXA Premier VIP   AXA Premier VIP   AXA Premier VIP   AXA Premier VIP
                                                    Large Cap         Large Cap       Small/Mid Cap     Small/Mid Cap
                                                    Growth (i)        Value (i)         Growth (i)        Value (i)
                                                ----------------- ----------------- ----------------- -----------------
                                                       2002              2002              2002              2002
                                                ----------------- ----------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................     $   (133)         $    698          $   (133)        $  (12,312)
 Net realized gain (loss) on investments ......         (116)              654              (519)          (368,050)
 Change in unrealized appreciation
  (depreciation) on investments ...............       (4,016)           (2,971)           (1,413)          (101,311)
                                                    --------          --------          --------         ----------
 Net increase (decrease) in net assets from
  operations ..................................       (4,265)           (1,619)           (2,065)          (481,673)
                                                    --------          --------          --------         ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........        5,862            19,300            27,336            982,267
 Transfers between funds and guaranteed
  interest account, net .......................      132,409           219,668            90,714          6,465,930
 Transfers for contract benefits and
  terminations ................................           --                --                --            (65,138)
 Contract maintenance charges .................         (912)           (1,519)           (1,901)          (212,475)
                                                    --------          --------          --------         ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................      137,359           237,449           116,149          7,170,584
                                                    --------          --------          --------         ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................          132               276               133             11,402
                                                    --------          --------          --------         ----------
Increase (Decrease) in Net Assets .............      133,226           236,106           114,217          6,700,313
Net Assets - Beginning of Period ..............           --                --                --                 --
                                                    --------          --------          --------         ----------
Net Assets - End of Period ....................     $133,226          $236,106          $114,217         $6,700,313
                                                    ========          ========          ========         ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --                --                --                 --
 Redeemed .....................................           --                --                --                 --
                                                    --------          --------          --------         ----------
 Net Increase (Decrease) ......................           --                --                --                 --
                                                    --------          --------          --------         ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            2                 3                 1                175
 Redeemed .....................................           --                --                --                (85)
                                                    --------          --------          --------         ----------
 Net Increase (Decrease) ......................            2                 3                 1                 90
                                                    --------          --------          --------         ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,


                                              AXA Premier VIP
                                              Technology (i)   Davis Value (m)
                                             ---------------- -----------------
                                                   2002              2002
                                             ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ..............     $    (40)         $  105
 Net realized gain (loss) on investments ...         (513)               (4)
 Change in unrealized appreciation
  (depreciation) on investments ............       (5,029)           (168)
                                                 --------          --------
 Net increase (decrease) in net assets from
  operations ...............................       (5,582)            (67)
                                                 --------          --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .....        8,950          13,673
 Transfers between funds and guaranteed
  interest account, net ....................       44,425           8,413
 Transfers for contract benefits and
  terminations .............................           --              --
 Contract maintenance charges ..............       (1,172)           (986)
                                                 --------          --------
 Net increase (decrease) in net assets from
  contractowners transactions ..............       52,203          21,100
                                                 --------          --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ...............................           90              16
                                                 --------          --------
Increase (Decrease) in Net Assets ..........       46,711          21,049
Net Assets - Beginning of Period ...........           --              --
                                                 --------          --------
Net Assets - End of Period .................     $ 46,711          $21,049
                                                 ========          ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ....................................           --              --
 Redeemed ..................................           --              --
                                                 --------          --------
 Net Increase (Decrease) ...................           --              --
                                                 --------          --------
Unit Activity 0.00% to 0.90% Class B
 Issued ....................................            1              --
 Redeemed ..................................           --              --
                                                 --------          --------
 Net Increase (Decrease) ...................            1              --
                                                 --------          --------



                                                                                                   EQ/Alliance Common
                                                              EQ/Aggressive Stock                         Stock
                                             ----------------------------------------------------- -------------------
                                                    2002              2001              2000               2002
                                             ----------------- ----------------- ----------------- -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ..............  $    (2,672,675)  $      (304,688)  $    (2,084,917)  $     (10,183,530)
 Net realized gain (loss) on investments ...      (59,641,031)     (212,487,401)      130,034,801        (282,690,026)
 Change in unrealized appreciation
  (depreciation) on investments ............     (105,197,028)        3,263,156      (261,224,627)       (562,599,358)
                                              ---------------   ---------------   ---------------   -----------------
 Net increase (decrease) in net assets from
  operations ...............................     (167,510,734)     (209,528,933)     (133,274,743)       (855,472,914)
                                              ---------------   ---------------   ---------------   -----------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .....       78,157,422        96,108,525       122,336,721         259,033,806
 Transfers between funds and guaranteed
  interest account, net ....................      (38,657,243)      (44,712,711)     (113,067,315)       (160,545,404)
 Transfers for contract benefits and
  terminations .............................      (27,849,325)      (33,567,150)      (41,817,294)        (98,662,567)
 Contract maintenance charges ..............      (45,225,256)      (49,339,864)      (53,052,495)       (145,844,052)
                                              ---------------   ---------------   ---------------   -----------------
 Net increase (decrease) in net assets from
  contractowners transactions ..............      (33,574,402)      (31,511,200)      (85,600,383)       (146,018,217)
                                              ---------------   ---------------   ---------------   -----------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ...............................           20,968            73,978      (221,437,380)            (96,967)
                                              ---------------   ---------------   ---------------   -----------------
Increase (Decrease) in Net Assets ..........     (201,064,168)     (240,966,155)      (21,327,952)     (1,001,588,098)
Net Assets - Beginning of Period ...........      589,641,528       830,607,683     1,052,045,063       2,582,373,070
                                              ---------------   ---------------   ---------------   -----------------
Net Assets - End of Period .................  $   388,577,360   $   589,641,528   $   830,607,683   $   1,580,784,972
                                              ===============   ===============   ===============   =================
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ....................................              940             2,128             1,114               1,099
 Redeemed ..................................           (1,039)           (2,192)           (1,211)             (1,476)
                                              ---------------   ---------------   ---------------   -----------------
 Net Increase (Decrease) ...................              (99)              (64)              (97)               (377)
                                              ---------------   ---------------   ---------------   -----------------
Unit Activity 0.00% to 0.90% Class B
 Issued ....................................              329               327               175               1,041
 Redeemed ..................................             (284)             (274)             (138)               (672)
                                              ---------------   ---------------   ---------------   -----------------
 Net Increase (Decrease) ...................               45                53                37                 369
                                              ---------------   ---------------   ---------------   -----------------



                                                    EQ/Alliance Common Stock
                                             --------------------------------------
                                                    2001                2000
                                             ------------------ -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ..............   $   50,342,309    $       1,166,110
 Net realized gain (loss) on investments ...      (99,169,632)         823,517,673
 Change in unrealized appreciation
  (depreciation) on investments ............     (277,010,784)      (1,333,854,337)
                                               --------------    -----------------
 Net increase (decrease) in net assets from
  operations ...............................     (325,838,107)        (509,170,554)
                                               --------------    -----------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .....      316,285,256          358,046,737
 Transfers between funds and guaranteed
  interest account, net ....................     (103,425,024)        (396,289,850)
 Transfers for contract benefits and
  terminations .............................     (112,788,632)        (129,262,766)
 Contract maintenance charges ..............     (151,157,302)        (147,249,534)
                                               --------------    -----------------
 Net increase (decrease) in net assets from
  contractowners transactions ..............      (51,085,702)        (314,755,413)
                                               --------------    -----------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ...............................          162,962            3,190,692
                                               --------------    -----------------
Increase (Decrease) in Net Assets ..........     (376,760,847)        (820,735,275)
Net Assets - Beginning of Period ...........    2,959,133,917        3,779,869,192
                                               --------------    -----------------
Net Assets - End of Period .................   $2,582,373,070    $   2,959,133,917
                                               ==============    =================
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ....................................            1,003                1,000
 Redeemed ..................................           (1,106)              (1,341)
                                               --------------    -----------------
 Net Increase (Decrease) ...................             (103)                (341)
                                               --------------    -----------------
Unit Activity 0.00% to 0.90% Class B
 Issued ....................................              811                  691
 Redeemed ..................................             (321)                (222)
                                               --------------    -----------------
 Net Increase (Decrease) ...................              490                  469
                                               --------------    -----------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Alliance Growth and Income
                                                --------------------------------------------------
                                                      2002             2001             2000
                                                ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $   3,093,322    $   1,705,274    $   1,026,405
 Net realized gain (loss) on investments ......    (12,331,969)       6,285,604       53,883,629
 Change in unrealized appreciation
  (depreciation) on investments ...............    (79,684,492)     (14,338,526)     (35,037,744)
                                                 -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations ..................................    (88,923,139)      (6,347,648)      19,872,290
                                                 -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     69,038,408       63,003,886       51,375,171
 Transfers between funds and guaranteed
  interest account, net .......................      7,862,420       61,784,294       18,026,255
 Transfers for contract benefits and
  terminations ................................    (17,826,101)     (12,314,818)     (12,474,188)
 Contract maintenance charges .................    (25,918,212)     (20,046,318)     (14,381,414)
                                                 -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     33,156,515       92,427,044       42,545,824
                                                 -------------    -------------    -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         89,300           21,489           29,752
                                                 -------------    -------------    -------------
Increase (Decrease) in Net Assets .............    (55,677,324)      86,100,885       62,447,866
Net Assets - Beginning of Period ..............    380,868,400      294,767,515      232,319,649
                                                 -------------    -------------    -------------
Net Assets - End of Period ....................  $ 325,191,076    $ 380,868,400    $ 294,767,515
                                                 =============    =============    =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            519            2,204            1,715
 Redeemed .....................................           (501)          (1,983)          (1,614)
                                                 -------------    -------------    -------------
 Net Increase (Decrease) ......................             18              221              101
                                                 -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            426              374              163
 Redeemed .....................................           (173)            (102)             (35)
                                                 -------------    -------------    -------------
 Net Increase (Decrease) ......................            253              272              128
                                                 -------------    -------------    -------------




                                                                                                       EQ/Alliance
                                                   EQ/Alliance Intermediate Government Securities    International (p)
                                                ---------------------------------------------------- -----------------
                                                      2002             2001              2000              2002
                                                ---------------- ---------------- ------------------ ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $  7,789,624     $  4,007,079     $   4,111,994     $    (512,469)
 Net realized gain (loss) on investments ......      3,434,994        1,290,483            (3,837)       (7,215,832)
 Change in unrealized appreciation
  (depreciation) on investments ...............      1,872,609        1,797,986         2,567,919        (8,098,384)
                                                  ------------     ------------     -------------     -------------
 Net increase (decrease) in net assets from
  operations ..................................     13,097,227        7,095,548         6,676,076       (15,826,685)
                                                  ------------     ------------     -------------     -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     26,152,775       19,225,366        10,221,162        13,535,886
 Transfers between funds and guaranteed
  interest account, net .......................     56,911,418       31,274,865       (12,624,593)      344,116,979
 Transfers for contract benefits and
  terminations ................................     (5,801,501)      (4,636,804)       (2,804,930)       (6,047,514)
 Contract maintenance charges .................     (9,325,143)      (5,020,072)       (4,423,012)       (7,253,560)
                                                  ------------     ------------     -------------     -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     67,937,549       40,843,355        (9,631,373)      344,351,791
                                                  ------------     ------------     -------------     -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       (362,058)        (259,993)         (592,639)        2,060,152
                                                  ------------     ------------     -------------     -------------
Increase (Decrease) in Net Assets .............     80,672,718       47,678,910        (3,547,936)      330,585,258
Net Assets - Beginning of Period ..............    123,005,313       75,326,403        78,874,339        55,824,230
                                                  ------------     ------------     -------------     -------------
Net Assets - End of Period ....................   $203,678,031     $123,005,313     $  75,326,403     $ 386,409,488
                                                  ============     ============     =============     =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            687              446               139             4,121
 Redeemed .....................................           (407)            (233)             (214)             (735)
                                                  ------------     ------------     -------------     -------------
 Net Increase (Decrease) ......................            280              213               (75)            3,386
                                                  ------------     ------------     -------------     -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            197               90                36               389
 Redeemed .....................................            (71)             (41)                 (7)            (69)
                                                  ------------     ------------     ----------------  -------------
 Net Increase (Decrease) ......................            126               49                29               320
                                                  ------------     ------------     ---------------   -------------



                                                  EQ/Alliance International (p)
                                                ---------------------------------
                                                      2001             2000
                                                ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $      687,507   $      (70,919)
 Net realized gain (loss) on investments ......      (8,005,230)       5,012,968
 Change in unrealized appreciation
  (depreciation) on investments ...............      (9,474,456)     (26,115,157)
                                                 --------------   --------------
 Net increase (decrease) in net assets from
  operations ..................................     (16,792,179)     (21,173,108)
                                                 --------------   --------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      11,004,808       14,728,538
 Transfers between funds and guaranteed
  interest account, net .......................      (4,327,437)       8,264,334
 Transfers for contract benefits and
  terminations ................................      (2,344,613)      (2,024,318)
 Contract maintenance charges .................      (4,271,767)      (4,159,142)
                                                 --------------   --------------
 Net increase (decrease) in net assets from
  contractowners transactions .................          60,991       16,809,412
                                                 --------------   --------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................          21,335           16,024
                                                 --------------   --------------
Increase (Decrease) in Net Assets .............     (16,709,853)      (4,347,672)
Net Assets - Beginning of Period ..............      72,534,083       76,881,755
                                                 --------------   --------------
Net Assets - End of Period ....................  $   55,824,230   $   72,534,083
                                                 ==============   ==============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             891            2,404
 Redeemed .....................................            (908)          (2,324)
                                                 --------------   --------------
 Net Increase (Decrease) ......................             (17)              80
                                                 --------------   --------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................              49               42
 Redeemed .....................................             (22)             (10)
                                                 --------------   --------------
 Net Increase (Decrease) ......................              27               32
                                                 --------------   --------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/Alliance Premier Growth
                                                ---------------------------------------------------
                                                      2002              2001             2000
                                                ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $     (533,187)  $      (946,223)  $     403,852
 Net realized gain (loss) on investments ......     (12,440,696)     (127,060,769)      1,799,789
 Change in unrealized appreciation
  (depreciation) on investments ...............     (23,255,572)       66,507,612     (83,349,563)
                                                 --------------   ---------------   -------------
 Net increase (decrease) in net assets from
  operations ..................................     (36,229,455)      (61,499,380)    (81,145,922)
                                                 --------------   ---------------   -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      26,537,732        35,081,429      32,898,694
 Transfers between funds and guaranteed
  interest account, net .......................      (9,824,974)     (256,325,233)    418,028,445
 Transfers for contract benefits and
  terminations ................................      (5,959,342)       (4,042,683)     (4,487,489)
 Contract maintenance charges .................      (9,858,957)      (10,065,785)     (6,486,655)
                                                 --------------   ---------------   -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................         894,459      (235,352,272)    439,952,995
                                                 --------------   ---------------   -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................          27,423            28,641           7,014
                                                 --------------   ---------------   -------------
Increase (Decrease) in Net Assets .............     (35,307,573)     (296,823,011)    358,814,087
Net Assets - Beginning of Period ..............     113,208,433       410,031,444      51,217,357
                                                 --------------   ---------------   -------------
Net Assets - End of Period ....................  $   77,900,860   $   113,208,433   $ 410,031,444
                                                 ==============   ===============   =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................              --                --              --
 Redeemed .....................................              --                --              --
                                                 --------------   ---------------   -------------
 Net Increase (Decrease) ......................              --                --              --
                                                 --------------   ---------------   -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           1,341             4,469           4,645
 Redeemed .....................................          (1,335)           (7,162)           (833)
                                                 --------------   ---------------   -------------
 Net Increase (Decrease) ......................               6            (2,693)          3,812
                                                 --------------   ---------------   -------------




                                                                                                      EQ/Alliance Small
                                                              EQ/Alliance Quality Bond                 Cap Growth (l)
                                                ----------------------------------------------------- ----------------
                                                      2002              2001              2000              2002
                                                ---------------- ----------------- ------------------ ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $   5,727,516    $     6,478,879     $24,894,866      $    (706,838)
 Net realized gain (loss) on investments ......      2,643,324         16,218,499      (1,145,872)       (10,597,509)
 Change in unrealized appreciation
  (depreciation) on investments ...............      3,131,824         (6,369,381)     21,376,212        (37,690,401)
                                                 -------------    ---------------     -----------      -------------
 Net increase (decrease) in net assets from
  operations ..................................     11,502,664         16,327,997      45,125,206        (48,994,748)
                                                 -------------    ---------------     -----------      -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     24,989,878         16,627,569      14,531,506         27,971,022
 Transfers between funds and guaranteed
  interest account, net .......................      6,636,689       (332,114,013)    172,786,920          6,035,965
 Transfers for contract benefits and
  terminations ................................    (11,231,178)        (6,024,239)     (7,947,244)        (5,940,210)
 Contract maintenance charges .................     (8,707,595)        (5,122,804)     (3,170,115)        (9,547,001)
                                                 -------------    ---------------     -----------      -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     11,687,794       (326,633,487)    176,201,067         18,519,776
                                                 -------------    ---------------     -----------      -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................        (84,372)            17,676         346,180            (34,857)
                                                 -------------    ---------------     -----------      -------------
Increase (Decrease) in Net Assets .............     23,106,086       (310,287,814)    221,672,453        (30,509,829)
Net Assets - Beginning of Period ..............    145,289,071        455,576,885     233,904,432        146,871,374
                                                 -------------    ---------------     -----------      -------------
Net Assets - End of Period ....................  $ 168,395,157    $   145,289,071     $455,576,885     $ 116,361,545
                                                 =============    ===============     ============     =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            472                478           1,599              1,432
 Redeemed .....................................           (471)            (2,766)           (246)            (1,391)
                                                 -------------    ---------------     ------------     -------------
 Net Increase (Decrease) ......................              1             (2,288)          1,353                 41
                                                 -------------    ---------------     ------------     -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            140                 91              20                206
 Redeemed .....................................            (43)               (16)               (4)             (79)
                                                 -------------    ---------------     --------------   -------------
 Net Increase (Decrease) ......................             97                 75              16                127
                                                 -------------    ---------------     -------------    -------------



                                                EQ/Alliance Small Cap Growth (l)
                                                ---------------------------------
                                                      2001             2000
                                                ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $     828,990    $    (616,222)
 Net realized gain (loss) on investments ......    (29,209,377)      52,329,086
 Change in unrealized appreciation
  (depreciation) on investments ...............     10,471,452      (35,002,229)
                                                 -------------    -------------
 Net increase (decrease) in net assets from
  operations ..................................    (17,908,935)      16,710,635
                                                 -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     27,628,862       21,647,575
 Transfers between funds and guaranteed
  interest account, net .......................     (1,365,248)      51,092,256
 Transfers for contract benefits and
  terminations ................................     (4,420,805)      (3,606,884)
 Contract maintenance charges .................     (8,183,889)      (5,013,960)
                                                 -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     13,658,920       64,118,987
                                                 -------------    -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         61,768         (150,422)
                                                 -------------    -------------
Increase (Decrease) in Net Assets .............     (4,188,247)      80,679,200
Net Assets - Beginning of Period ..............    151,059,621       70,380,421
                                                 -------------    -------------
Net Assets - End of Period ....................  $ 146,871,374    $ 151,059,621
                                                 =============    =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................          3,458            8,077
 Redeemed .....................................         (3,437)          (7,714)
                                                 -------------    -------------
 Net Increase (Decrease) ......................             21              363
                                                 -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            162               83
 Redeemed .....................................            (48)             (15)
                                                 -------------    -------------
 Net Increase (Decrease) ......................            114               68
                                                 -------------    -------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Alliance Technology (a)
                                              --------------------------------------------------
                                                    2002             2001             2000
                                              ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...............  $     (204,177)  $     (215,661)  $      (76,288)
 Net realized gain (loss) on investments ....      (6,118,506)     (18,298,009)        (506,295)
 Change in unrealized appreciation
  (depreciation) on investments .............     (13,818,767)       7,601,879      (10,564,821)
                                               --------------   --------------   --------------
 Net increase (decrease) in net assets from
  operations ................................     (20,141,450)     (10,911,791)     (11,147,404)
                                               --------------   --------------   --------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ......      12,166,810       13,314,847        7,114,732
 Transfers between funds and guaranteed
  interest account, net .....................       1,362,801       11,082,053       40,543,591
 Transfers for contract benefits and
  terminations ..............................      (1,486,390)        (886,319)        (772,878)
 Contract maintenance charges ...............      (4,049,867)      (3,496,414)        (811,950)
                                               --------------   --------------   --------------
 Net increase (decrease) in net assets from
  contractowners transactions ...............       7,993,354       20,014,167       46,073,495
                                               --------------   --------------   --------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ................................          46,119          (42,048)         426,287
                                               --------------   --------------   --------------
Increase (Decrease) in Net Assets ...........     (12,101,977)       9,060,328       35,352,378
Net Assets - Beginning of Period ............      44,412,706       35,352,378               --
                                               --------------   --------------   --------------
Net Assets - End of Period ..................  $   32,310,729   $   44,412,706   $   35,352,378
                                               ==============   ==============   ==============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .....................................              --               --               --
 Redeemed ...................................              --               --               --
                                               --------------   --------------   --------------
 Net Increase (Decrease) ....................              --               --               --
                                               --------------   --------------   --------------
Unit Activity 0.00% to 0.90% Class B
 Issued .....................................             982            1,472              826
 Redeemed ...................................            (774)          (1,113)            (298)
                                               --------------   --------------   --------------
 Net Increase (Decrease) ....................             208              359              528
                                               --------------   --------------   --------------



                                                                                                       EQ/Bernstein
                                                                                                    Diversified Value
                                                               EQ/Balanced (f)(q)                          (e)
                                              ----------------------------------------------------- ------------------
                                                     2002              2001              2000              2002
                                              ------------------ ---------------- ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...............   $   12,113,760    $  14,616,778    $    13,953,106    $    964,032
 Net realized gain (loss) on investments ....      (73,919,467)      (7,624,110)        91,832,699      (1,010,461)
 Change in unrealized appreciation
  (depreciation) on investments .............      (47,302,906)     (31,738,236)      (115,634,605)    (15,360,826)
                                                --------------    -------------    ---------------    ------------
 Net increase (decrease) in net assets from
  operations ................................     (109,108,613)     (24,745,568)        (9,848,800)    (15,407,255)
                                                --------------    -------------    ---------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ......       64,161,367       52,423,463         43,380,686      19,091,549
 Transfers between funds and guaranteed
  interest account, net .....................      731,918,648      223,284,135        (18,801,218)     32,006,493
 Transfers for contract benefits and
  terminations ..............................      (36,918,543)     (31,418,693)       (23,090,558)     (3,233,637)
 Contract maintenance charges ...............      (48,235,238)     (36,290,597)       (25,919,768)     (6,155,555)
                                                --------------    -------------    ---------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ...............      710,926,234      207,998,308        (24,430,858)     41,708,850
                                                --------------    -------------    ---------------    ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ................................        3,424,742          (38,485)          (657,407)         82,625
                                                --------------    -------------    ---------------    ------------
Increase (Decrease) in Net Assets ...........      605,242,363      183,214,255        (34,937,065)     26,384,220
Net Assets - Beginning of Period ............      694,988,748      511,774,493        546,711,558      82,356,564
                                                --------------    -------------    ---------------    ------------
Net Assets - End of Period ..................   $1,300,231,111    $ 694,988,748    $   511,774,493    $108,740,784
                                                ==============    =============    ===============    ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .....................................            2,245              746                142               2
 Redeemed ...................................             (362)            (287)              (187)               (1)
                                                --------------    -------------    ---------------    ---------------
 Net Increase (Decrease) ....................            1,883              459                (45)              1
                                                --------------    -------------    ---------------    --------------
Unit Activity 0.00% to 0.90% Class B
 Issued .....................................              418              153                 48             812
 Redeemed ...................................              (63)             (33)               (11)           (407)
                                                --------------    -------------    ---------------    --------------
 Net Increase (Decrease) ....................              355              120                 37             405
                                                --------------    -------------    ---------------    --------------



                                               EQ/Bernstein Diversified
                                                       Value (e)
                                              ---------------------------
                                                    2001          2000
                                              --------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...............  $    481,910    $  3,304
 Net realized gain (loss) on investments ....       994,294      (2,223)
 Change in unrealized appreciation
  (depreciation) on investments .............    (2,419,314)     10,394
                                               ------------    --------
 Net increase (decrease) in net assets from
  operations ................................      (943,110)     11,475
                                               ------------    --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ......     7,544,069      41,252
 Transfers between funds and guaranteed
  interest account, net .....................    79,211,110     483,081
 Transfers for contract benefits and
  terminations ..............................    (1,699,250)        (44)
 Contract maintenance charges ...............    (2,322,983)     (7,905)
                                               ------------    --------
 Net increase (decrease) in net assets from
  contractowners transactions ...............    82,732,946     516,384
                                               ------------    --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ................................        38,863           6
                                               ------------    --------
Increase (Decrease) in Net Assets ...........    81,828,699     527,865
Net Assets - Beginning of Period ............       527,865          --
                                               ------------    --------
Net Assets - End of Period ..................  $ 82,356,564    $527,865
                                               ============    ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .....................................           188          --
 Redeemed ...................................          (188)         --
                                               ------------    --------
 Net Increase (Decrease) ....................            --          --
                                               ------------    --------
Unit Activity 0.00% to 0.90% Class B
 Issued .....................................           765           5
 Redeemed ...................................          (177)         --
                                               ------------    --------
 Net Increase (Decrease) ....................           588           5
                                               ------------    --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                        EQ/Calvert
                                                 Socially Responsible (i)        EQ/Capital Guardian International
                                                -------------------------- ---------------------------------------------
                                                           2002                  2002             2001          2000
                                                -------------------------- ---------------- --------------- ------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................           $    28             $  11,782       $    7,122     $     230
 Net realized gain (loss) on investments ......                --              (102,617)         (15,224)         (924)
 Change in unrealized appreciation
  (depreciation) on investments ...............               844              (120,182)         (92,323)      (51,223)
                                                          -------             ---------       ----------     ---------
 Net increase (decrease) in net assets from
  operations ..................................               872              (211,017)        (100,425)      (51,917)
                                                          -------             ---------       ----------     ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........                --               182,015          202,314       117,371
 Transfers between funds and guaranteed
  interest account, net .......................                --               599,543          280,606       362,727
 Transfers for contract benefits and
  terminations ................................                --                   (77)            (457)          (78)
 Contract maintenance charges .................                --               (55,104)         (27,827)       (8,810)
                                                          -------             ---------       ----------     ---------
 Net increase (decrease) in net assets from
  contractowners transactions .................                --               726,377          454,636       471,210
                                                          -------             ---------       ----------     ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................            49,972               106,802            1,527           425
                                                          -------             ---------       ----------     ---------
Increase (Decrease) in Net Assets .............            50,844               622,162          355,738       419,718
Net Assets - Beginning of Period ..............                --               775,456          419,718            --
                                                          -------             ---------       ----------     ---------
Net Assets - End of Period ....................           $50,844             $1,397,618      $  775,456     $ 419,718
                                                          =======             ==========      ==========     =========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................                --                    --               --            --
 Redeemed .....................................                --                    --               --            --
                                                          -------             ----------      ----------     ---------
 Net Increase (Decrease) ......................                --                    --               --            --
                                                          -------             ----------      ----------     ---------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................                --                    12                6             4
 Redeemed .....................................                --                      (3)              (1)         --
                                                          -------             ------------    -------------  ---------
 Net Increase (Decrease) ......................                --                     9                5             4
                                                          -------             -----------     ------------   ---------



                                                      EQ/Capital Guardian Research (o)
                                                ---------------------------------------------
                                                      2002           2001           2000
                                                --------------- -------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $     42,410     $   (6,011)    $   29,679
 Net realized gain (loss) on investments ......    (1,282,242)       (96,597)        30,415
 Change in unrealized appreciation
  (depreciation) on investments ...............    (4,103,762)       105,383          9,596
                                                 ------------     ----------     ----------
 Net increase (decrease) in net assets from
  operations ..................................    (5,343,594)         2,775         69,690
                                                 ------------     ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     3,704,772      1,822,578        711,351
 Transfers between funds and guaranteed
  interest account, net .......................    47,561,702      3,683,627      2,253,279
 Transfers for contract benefits and
  terminations ................................      (544,235)       (81,815)       (66,372)
 Contract maintenance charges .................    (1,025,640)      (333,607)      (114,994)
                                                 ------------     ----------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................    49,696,599      5,090,783      2,783,264
                                                 ------------     ----------     ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       484,706         11,644          5,042
                                                 ------------     ----------     ----------
Increase (Decrease) in Net Assets .............    44,837,711      5,105,202      2,857,996
Net Assets - Beginning of Period ..............     8,156,553      3,051,351        193,355
                                                 ------------     ----------     ----------
Net Assets - End of Period ....................  $ 52,994,264     $8,156,553     $3,051,351
                                                 ============     ==========     ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             1             --             --
 Redeemed .....................................            --             --             --
                                                 ------------     ----------     ----------
 Net Increase (Decrease) ......................             1             --             --
                                                 ------------     ----------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           650            174             35
 Redeemed .....................................           (90)          (127)           (10)
                                                 ------------     ----------     ----------
 Net Increase (Decrease) ......................           560             47             25
                                                 ------------     ----------     ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                     EQ/Capital Guardian U.S. Equity (k)
                                               -----------------------------------------------
                                                     2002           2001            2000
                                               --------------- -------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $        616     $    3,410      $  28,254
 Net realized gain (loss) on investments .....    (1,685,469)       (56,949)        21,480
 Change in unrealized appreciation
  (depreciation) on investments ..............    (2,434,159)       154,385          6,999
                                                ------------     ----------      ---------
 Net increase (decrease) in net assets from
  operations .................................    (4,119,012)       100,846         56,733
                                                ------------     ----------      ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......     3,618,847      1,068,480        536,209
 Transfers between funds and guaranteed
  interest account, net ......................    16,903,221      6,314,186      1,033,573
 Transfers for contract benefits and
  terminations ...............................      (385,660)       (51,509)       (68,022)
 Contract maintenance charges ................      (930,863)      (272,829)       (84,915)
                                                ------------     ----------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions ................    19,205,545      7,058,328      1,416,845
                                                ------------     ----------      ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................       179,995         11,558          5,455
                                                ------------     ----------      ---------
Increase (Decrease) in Net Assets ............    15,266,528      7,170,732      1,479,033
Net Assets - Beginning of Period .............     9,161,602      1,990,870        511,837
                                                ------------     ----------      ---------
Net Assets - End of Period ...................  $ 24,428,130     $9,161,602      $1,990,870
                                                ============     ==========      ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................            --             --             --
 Redeemed ....................................            --             --             --
                                                ------------     ----------      ----------
 Net Increase (Decrease) .....................            --             --             --
                                                ------------     ----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................           297             85             19
 Redeemed ....................................           (76)           (16)              (5)
                                                ------------     ----------      ------------
 Net Increase (Decrease) .....................           221             69             14
                                                ------------     ----------      -----------



                                                                                                   EQ/Equity 500
                                                          EQ/Emerging Markets Equity                 Index (g)
                                               ------------------------------------------------- -----------------
                                                     2002            2001             2000              2002
                                               --------------- ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $   (201,686)   $     (164,902)  $    3,508,920   $     3,649,897
 Net realized gain (loss) on investments .....    (7,917,528)      (15,699,665)       4,430,062       (28,619,453)
 Change in unrealized appreciation
  (depreciation) on investments ..............     4,148,601        13,760,152      (36,201,861)     (123,537,945)
                                                ------------    --------------   --------------   ---------------
 Net increase (decrease) in net assets from
  operations .................................    (3,970,613)       (2,104,415)     (28,262,879)     (148,507,501)
                                                ------------    --------------   --------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......     8,003,310         8,992,159       13,667,286        94,526,035
 Transfers between funds and guaranteed
  interest account, net ......................     5,364,231        (5,239,900)      19,732,771        13,758,642
 Transfers for contract benefits and
  terminations ...............................    (1,823,148)       (1,302,774)      (1,935,931)      (28,636,189)
 Contract maintenance charges ................    (3,343,438)       (3,268,963)      (3,117,702)      (39,799,538)
                                                ------------    --------------   --------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ................     8,200,955          (819,478)      28,346,424        39,848,950
                                                ------------    --------------   --------------   ---------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................        78,411             4,496       (1,141,709)           73,984
                                                ------------    --------------   --------------   ---------------
Increase (Decrease) in Net Assets ............     4,308,753        (2,919,397)      (1,058,164)     (108,584,566)
Net Assets - Beginning of Period .............    36,712,988        39,632,385       40,690,549       615,386,390
                                                ------------    --------------   --------------   ---------------
Net Assets - End of Period ...................  $ 41,021,741    $   36,712,988   $   39,632,385   $   506,801,823
                                                ============    ==============   ==============   ===============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................            --                --               --             1,046
 Redeemed ....................................            --                --               --              (993)
                                                ------------    --------------   --------------   ---------------
 Net Increase (Decrease) .....................            --                --               --                53
                                                ------------    --------------   --------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................           873             1,022              706               617
 Redeemed ....................................          (764)           (1,032)            (466)             (323)
                                                ------------    --------------   --------------   ---------------
 Net Increase (Decrease) .....................           109               (10)             240               294
                                                ------------    --------------   --------------   ---------------



                                                    EQ/Equity 500 Index (g)
                                               ----------------------------------
                                                     2001              2000
                                               ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $   3,442,667    $     1,076,829
 Net realized gain (loss) on investments .....    (50,342,720)       154,361,638
 Change in unrealized appreciation
  (depreciation) on investments ..............    (34,420,555)      (231,136,418)
                                                -------------    ---------------
 Net increase (decrease) in net assets from
  operations .................................    (81,320,608)       (75,697,951)
                                                -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......    111,734,358        141,841,978
 Transfers between funds and guaranteed
  interest account, net ......................    (11,874,126)      (188,630,273)
 Transfers for contract benefits and
  terminations ...............................    (23,714,086)       (31,072,192)
 Contract maintenance charges ................    (38,885,384)       (37,557,252)
                                                -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ................     37,260,762       (115,417,739)
                                                -------------    ---------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................          7,463            249,927
                                                -------------    ---------------
Increase (Decrease) in Net Assets ............    (44,052,383)      (190,865,763)
Net Assets - Beginning of Period .............    659,438,773        850,304,536
                                                -------------    ---------------
Net Assets - End of Period ...................  $ 615,386,390    $   659,438,773
                                                =============    ===============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................          3,427              3,895
 Redeemed ....................................         (3,371)            (4,332)
                                                -------------    ---------------
 Net Increase (Decrease) .....................             56               (437)
                                                -------------    ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................            534                428
 Redeemed ....................................           (261)              (177)
                                                -------------    ---------------
 Net Increase (Decrease) .....................            273                251
                                                -------------    ---------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Evergreen Omega
                                                ----------------------------------------------
                                                     2002            2001            2000
                                                -------------- ---------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $   (7,489)     $  (4,160)      $   (649)
 Net realized gain (loss) on investments ......     (279,818)       (39,991)       (18,345)
 Change in unrealized appreciation
  (depreciation) on investments ...............     (223,025)       (69,937)       (47,080)
                                                  ----------      ---------       --------
 Net increase (decrease) in net assets from
  operations ..................................     (510,332)      (114,088)       (66,074)
                                                  ----------      ---------       --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      563,264        276,356        170,085
 Transfers between funds and guaranteed
  interest account, net .......................    1,084,065        658,839        389,449
 Transfers for contract benefits and
  terminations ................................     (256,747)       (40,663)       (14,028)
 Contract maintenance charges .................     (151,836)       (73,843)       (26,554)
                                                  ----------      ---------       --------
 Net increase (decrease) in net assets from
  contractowners transactions .................    1,238,746        820,689        518,952
                                                  ----------      ---------       --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       57,488          2,867          1,805
                                                  ----------      ---------       --------
Increase (Decrease) in Net Assets .............      785,902        709,468        454,683
Net Assets - Beginning of Period ..............    1,192,831        483,363         28,680
                                                  ----------      ---------       --------
Net Assets - End of Period ....................   $1,978,733      $1,192,831      $483,363
                                                  ==========      ==========      ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --             --             --
 Redeemed .....................................           --             --             --
                                                  ----------      ----------      --------
 Net Increase (Decrease) ......................           --             --             --
                                                  ----------      ----------      --------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           37             16             13
 Redeemed .....................................          (20)              (5)            (8)
                                                  ----------      ------------    -----------
 Net Increase (Decrease) ......................           17             11              5
                                                  ----------      -----------     ----------



                                                              EQ/FI Mid Cap (r)                    EQ/FI Small/Mid Cap Value
                                                ---------------------------------------------- ----------------------------------
                                                      2002            2001           2000             2002              2001
                                                --------------- --------------- -------------- ------------------ ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $   (126,687)    $   (23,046)    $    1,719     $     52,738      $    125,070
 Net realized gain (loss) on investments ......    (1,266,831)       (487,515)        22,280           (6,499)          138,857
 Change in unrealized appreciation
  (depreciation) on investments ...............    (3,581,242)        115,983         45,777      (21,524,362)        2,231,073
                                                 ------------     -----------     ----------     ------------      ------------
 Net increase (decrease) in net assets from
  operations ..................................    (4,974,760)       (394,578)        69,776      (21,478,123)        2,495,000
                                                 ------------     -----------     ----------     ------------      ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     7,753,115       3,104,260        366,696       26,976,692        12,839,917
 Transfers between funds and guaranteed
  interest account, net .......................    14,946,151      11,391,130      1,093,460       45,396,850        32,580,993
 Transfers for contract benefits and
  terminations ................................      (955,562)       (134,130)        (4,645)      (4,898,956)       (2,101,751)
 Contract maintenance charges .................    (1,894,761)       (576,665)        (7,269)      (7,885,135)       (3,235,147)
                                                 ------------     -----------     ----------     ------------      ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................    19,848,943      13,784,595      1,448,242       59,589,451        40,084,012
                                                 ------------     -----------     ----------     ------------      ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       153,490        (292,342)       500,894           26,796            29,365
                                                 ------------     -----------     ----------     ------------      ------------
Increase (Decrease) in Net Assets .............    15,027,673      13,097,675      2,018,912       38,138,124        42,608,377
Net Assets - Beginning of Period ..............    15,116,587       2,018,912             --       80,434,806        37,826,429
                                                 ------------     -----------     ----------     ------------      ------------
Net Assets - End of Period ....................  $ 30,144,260     $15,116,587     $2,018,912     $118,572,930      $ 80,434,806
                                                 ============     ===========     ==========     ============      ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            --              --             --                3                --
 Redeemed .....................................            --              --             --                 (1)             --
                                                 ------------     -----------     ----------     ---------------   ------------
 Net Increase (Decrease) ......................            --              --             --                2                --
                                                 ------------     -----------     ----------     --------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           493             426             64            1,110               855
 Redeemed .....................................          (240)           (267)           (49)            (601)             (498)
                                                 ------------     -----------     ----------     --------------    ------------
 Net Increase (Decrease) ......................           253             159             15              509               357
                                                 ------------     -----------     ----------     --------------    ------------



                                                EQ/FI Small/Mid
                                                   Cap Value
                                                ---------------
                                                      2000
                                                ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $    183,673
 Net realized gain (loss) on investments ......      (925,533)
 Change in unrealized appreciation
  (depreciation) on investments ...............     2,355,805
                                                 ------------
 Net increase (decrease) in net assets from
  operations ..................................     1,613,945
                                                 ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     8,252,522
 Transfers between funds and guaranteed
  interest account, net .......................    (4,015,926)
 Transfers for contract benefits and
  terminations ................................    (1,679,638)
 Contract maintenance charges .................    (2,277,996)
                                                 ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................       278,962
                                                 ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       (14,691)
                                                 ------------
Increase (Decrease) in Net Assets .............     1,878,216
Net Assets - Beginning of Period ..............    35,948,213
                                                 ------------
Net Assets - End of Period ....................  $ 37,826,429
                                                 ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            --
 Redeemed .....................................            --
                                                 ------------
 Net Increase (Decrease) ......................            --
                                                 ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           146
 Redeemed .....................................          (143)
                                                 ------------
 Net Increase (Decrease) ......................             3
                                                 ------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                   EQ/High Yield
                                                ----------------------------------------------------
                                                      2002             2001              2000
                                                ---------------- ---------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $  10,681,084    $  11,182,251     $ 13,410,653
 Net realized gain (loss) on investments ......    (14,071,175)     (19,177,544)     (14,615,073)
 Change in unrealized appreciation
  (depreciation) on investments ...............       (252,884)       8,741,806      (11,205,680)
                                                 -------------    -------------     ------------
 Net increase (decrease) in net assets from
  operations ..................................     (3,642,975)         746,513      (12,410,100)
                                                 -------------    -------------     ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     17,316,670       18,089,741       24,114,311
 Transfers between funds and guaranteed
  interest account, net .......................      7,117,075       (3,097,120)     (21,187,150)
 Transfers for contract benefits and
  terminations ................................     (8,188,562)      (6,596,529)      (6,510,833)
 Contract maintenance charges .................     (9,527,664)      (9,310,362)      (9,706,663)
                                                 -------------    -------------     ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................      6,717,519         (914,270)     (13,290,335)
                                                 -------------    -------------     ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................        (10,748)          (4,036)      (2,037,976)
                                                 -------------    -------------     ------------
Increase (Decrease) in Net Assets .............      3,063,796         (171,793)     (27,738,411)
Net Assets - Beginning of Period ..............    121,924,278      122,096,071      149,834,482
                                                 -------------    -------------     ------------
Net Assets - End of Period ....................  $ 124,988,074    $ 121,924,278     $122,096,071
                                                 =============    =============     ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            507              437              214
 Redeemed .....................................           (488)            (454)            (272)
                                                 -------------    -------------     ------------
 Net Increase (Decrease) ......................             19              (17)             (58)
                                                 -------------    -------------     ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            119               54               27
 Redeemed .....................................            (62)             (17)                (6)
                                                 -------------    -------------     ---------------
 Net Increase (Decrease) ......................             57               37               21
                                                 -------------    -------------     --------------



                                                       EQ/International Equity Index            EQ/J.P. Morgan Core Bond
                                                ------------------------------------------- --------------------------------
                                                      2002          2001          2000            2002            2001
                                                --------------- ------------ -------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $    1,847     $    (600)    $    (41)      $   476,299      $ 166,586
 Net realized gain (loss) on investments ......      (57,958)      (35,044)       3,601           118,974         70,457
 Change in unrealized appreciation
  (depreciation) on investments ...............      (54,905)      (12,786)     (19,166)          284,742        (95,335)
                                                  ----------     ---------     --------       -----------      ---------
 Net increase (decrease) in net assets from
  operations ..................................     (111,016)      (48,430)     (15,606)          880,015        141,708
                                                  ----------     ---------     --------       -----------      ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........       66,299       181,108       70,925         1,391,327        574,925
 Transfers between funds and guaranteed
  interest account, net .......................      163,976        25,789      128,159         5,382,020      2,969,291
 Transfers for contract benefits and
  terminations ................................       (2,879)       (4,606)         (77)          (13,293)        (1,805)
 Contract maintenance charges .................      (39,102)      (18,330)      (6,569)         (339,694)       (72,727)
                                                  ----------     ---------     --------       -----------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions .................      188,294       183,961      192,438         6,420,360      3,469,684
                                                  ----------     ---------     --------       -----------      ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       68,056           529           15           117,928          3,533
                                                  ----------     ---------     --------       -----------      ---------
Increase (Decrease) in Net Assets .............      145,334       136,060      176,847         7,418,303      3,614,925
Net Assets - Beginning of Period ..............      314,167       178,107        1,260         4,697,408      1,082,483
                                                  ----------     ---------     --------       -----------      ---------
Net Assets - End of Period ....................   $  459,501     $ 314,167     $178,107       $12,115,711      $4,697,408
                                                  ==========     =========     ========       ===========      ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --            --           --                --             --
 Redeemed .....................................           --            --           --                --             --
                                                  ----------     ---------     --------       -----------      ----------
 Net Increase (Decrease) ......................           --            --           --                --             --
                                                  ----------     ---------     --------       -----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            6             2            4                73             34
 Redeemed .....................................             (2)         --             (2)            (18)              (4)
                                                  -------------  ---------     -----------    -----------      ------------
 Net Increase (Decrease) ......................            4             2            2                55             30
                                                  ------------   ---------     ----------     -----------      -----------




                                                EQ/J.P. Morgan
                                                  Core Bond
                                                -------------
                                                     2000
                                                -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $   48,406
 Net realized gain (loss) on investments ......         908
 Change in unrealized appreciation
  (depreciation) on investments ...............       2,005
                                                 ----------
 Net increase (decrease) in net assets from
  operations ..................................      51,319
                                                 ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      84,090
 Transfers between funds and guaranteed
  interest account, net .......................     951,048
 Transfers for contract benefits and
  terminations ................................          --
 Contract maintenance charges .................      (6,190)
                                                 ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................   1,028,948
                                                 ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................          24
                                                 ----------
Increase (Decrease) in Net Assets .............   1,080,291
Net Assets - Beginning of Period ..............       2,192
                                                 ----------
Net Assets - End of Period ....................  $1,082,483
                                                 ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................          --
 Redeemed .....................................          --
                                                 ----------
 Net Increase (Decrease) ......................          --
                                                 ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           9
 Redeemed .....................................          --
                                                 ----------
 Net Increase (Decrease) ......................           9
                                                 ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                         EQ/Janus Large Cap Growth (r)
                                                ------------------------------------------------
                                                      2002            2001            2000
                                                --------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $    (79,582)   $    (44,414)     $   1,297
 Net realized gain (loss) on investments ......    (1,611,929)     (1,095,410)        (3,341)
 Change in unrealized appreciation
  (depreciation) on investments ...............    (4,044,944)     (1,003,017)      (280,573)
                                                 ------------    ------------      ---------
 Net increase (decrease) in net assets from
  operations ..................................    (5,736,455)     (2,142,841)      (282,617)
                                                 ------------    ------------      ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     6,298,798       4,178,096        531,995
 Transfers between funds and guaranteed
  interest account, net .......................     3,745,134       8,973,650      3,230,829
 Transfers for contract benefits and
  terminations ................................      (602,318)       (127,892)           (11)
 Contract maintenance charges .................    (1,580,907)       (840,444)       (28,450)
                                                 ------------    ------------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions .................     7,860,707      12,183,410      3,734,363
                                                 ------------    ------------      ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       148,585        (301,402)       502,998
                                                 ------------    ------------      ---------
Increase (Decrease) in Net Assets .............     2,272,837       9,739,167      3,954,744
Net Assets - Beginning of Period ..............    13,693,911       3,954,744             --
                                                 ------------    ------------      ---------
Net Assets - End of Period ....................  $ 15,966,748    $ 13,693,911      $3,954,744
                                                 ============    ============      ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            --              --             --
 Redeemed .....................................            --              --             --
                                                 ------------    ------------      ----------
 Net Increase (Decrease) ......................            --              --             --
                                                 ------------    ------------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           297             291             47
 Redeemed .....................................          (155)           (122)              (5)
                                                 ------------    ------------      ------------
 Net Increase (Decrease) ......................           142             169             42
                                                 ------------    ------------      -----------



                                                       EQ/Lazard Small Cap Value (r)            EQ/Marsico Focus (d)
                                                ------------------------------------------- ----------------------------
                                                     2002            2001           2000          2002          2001
                                                -------------- ---------------- ----------- --------------- ------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $    4,111      $  64,828      $  2,778    $    (41,277)    $   (365)
 Net realized gain (loss) on investments ......       30,651        137,762           250        (259,061)         159
 Change in unrealized appreciation
  (depreciation) on investments ...............     (376,866)        20,327         6,143      (1,429,037)       8,459
                                                  ----------      ---------      --------    ------------     --------
 Net increase (decrease) in net assets from
  operations ..................................     (342,104)       222,917         9,171      (1,729,375)       8,253
                                                  ----------      ---------      --------    ------------     --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      506,266        153,359        29,043       2,791,954       58,977
 Transfers between funds and guaranteed
  interest account, net .......................       97,221      1,821,881        97,039      20,649,620      634,874
 Transfers for contract benefits and
  terminations ................................      (94,298)          (743)          (47)       (219,524)          --
 Contract maintenance charges .................      (88,069)       (33,037)       (2,949)       (728,005)      (3,060)
                                                  ----------      ---------      --------    ------------     --------
 Net increase (decrease) in net assets from
  contractowners transactions .................      421,120      1,941,460       123,086      22,494,045      690,791
                                                  ----------      ---------      --------    ------------     --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       63,807          2,091            15          77,488          365
                                                  ----------      ---------      --------    ------------     --------
Increase (Decrease) in Net Assets .............      142,823      2,166,468       132,272      20,842,158      699,409
Net Assets - Beginning of Period ..............    2,298,740        132,272            --         699,409           --
                                                  ----------      ---------      --------    ------------     --------
Net Assets - End of Period ....................   $2,441,563      $2,298,740     $132,272    $ 21,541,567     $699,409
                                                  ==========      ==========     ========    ============     ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --             --            --              --           --
 Redeemed .....................................           --             --            --              --           --
                                                  ----------      ----------     --------    ------------     --------
 Net Increase (Decrease) ......................           --             --            --              --           --
                                                  ----------      ----------     --------    ------------     --------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           15             19             1             292            7
 Redeemed .....................................          (11)              (3)         --             (69)          --
                                                  ----------      ------------   --------    ------------     --------
 Net Increase (Decrease) ......................            4             16             1             223            7
                                                  ----------      -----------    --------    ------------     --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                         EQ/Mercury Basic Value Equity
                                                ------------------------------------------------
                                                      2002             2001            2000
                                                ---------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $     703,227    $  2,539,500    $  2,328,016
 Net realized gain (loss) on investments ......     (1,109,774)      2,183,807       3,134,933
 Change in unrealized appreciation
  (depreciation) on investments ...............    (21,147,465)       (467,046)         80,020
                                                 -------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations ..................................    (21,554,012)      4,256,261       5,542,969
                                                 -------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     22,761,044      15,725,847      14,274,696
 Transfers between funds and guaranteed
  interest account, net .......................     25,587,718      30,278,072        (709,168)
 Transfers for contract benefits and
  terminations ................................     (3,965,090)     (2,364,969)     (2,590,934)
 Contract maintenance charges .................     (7,153,098)     (3,962,409)     (2,726,971)
                                                 -------------    ------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     37,230,574      39,676,541       8,247,623
                                                 -------------    ------------    ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         65,036          19,766          (2,113)
                                                 -------------    ------------    ------------
Increase (Decrease) in Net Assets .............     15,741,598      43,952,568      13,788,479
Net Assets - Beginning of Period ..............     97,531,356      53,578,788      39,790,309
                                                 -------------    ------------    ------------
Net Assets - End of Period ....................  $ 113,272,954    $ 97,531,356    $ 53,578,788
                                                 =============    ============    ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             --              --              --
 Redeemed .....................................             --              --              --
                                                 -------------    ------------    ------------
 Net Increase (Decrease) ......................             --              --              --
                                                 -------------    ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            462             409             167
 Redeemed .....................................           (239)           (173)           (111)
                                                 -------------    ------------    ------------
 Net Increase (Decrease) ......................            223             236              56
                                                 -------------    ------------    ------------




                                                                                                     EQ/MFS Investors
                                                          EQ/MFS Emerging Growth Companies                Trust
                                                ---------------------------------------------------- ---------------
                                                      2002              2001              2000             2002
                                                ---------------- ----------------- ----------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $    (911,294)   $    (1,252,435)  $     4,239,609   $       8,380
 Net realized gain (loss) on investments ......    (54,691,176)       (79,597,391)       42,246,120        (561,412)
 Change in unrealized appreciation
  (depreciation) on investments ...............    (18,607,153)       (29,752,357)     (121,109,758)       (729,555)
                                                 -------------    ---------------   ---------------   -------------
 Net increase (decrease) in net assets from
  operations ..................................    (74,209,623)      (110,602,183)      (74,624,029)     (1,282,587)
                                                 -------------    ---------------   ---------------   -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     42,212,245         59,452,044        70,287,748       1,481,995
 Transfers between funds and guaranteed
  interest account, net .......................    (26,499,349)       (17,664,893)      106,624,803       2,862,773
 Transfers for contract benefits and
  terminations ................................     (9,253,128)        (8,729,236)      (11,540,315)       (395,375)
 Contract maintenance charges .................    (16,423,748)       (18,898,434)      (16,274,107)       (439,559)
                                                 -------------    ---------------   ---------------   -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     (9,963,980)        14,159,481       149,098,129       3,509,834
                                                 -------------    ---------------   ---------------   -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         26,662             59,311           (13,468)        156,498
                                                 -------------    ---------------   ---------------   -------------
Increase (Decrease) in Net Assets .............    (84,146,941)       (96,383,391)       74,460,632       2,383,745
Net Assets - Beginning of Period ..............    216,260,282        312,643,673       238,183,041       4,095,531
                                                 -------------    ---------------   ---------------   -------------
Net Assets - End of Period ....................  $ 132,113,341    $   216,260,282   $   312,643,673   $   6,479,276
                                                 =============    ===============   ===============   =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             --                 --                --              --
 Redeemed .....................................             --                 --                --              --
                                                 -------------    ---------------   ---------------   -------------
 Net Increase (Decrease) ......................             --                 --                --              --
                                                 -------------    ---------------   ---------------   -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................          1,631              1,853             1,794              83
 Redeemed .....................................         (1,719)            (1,765)           (1,248)            (37)
                                                 -------------    ---------------   ---------------   -------------
 Net Increase (Decrease) ......................            (88)                88               546              46
                                                 -------------    ---------------   ---------------   -------------



                                                   EQ/MFS Investors Trust
                                                -----------------------------
                                                     2001           2000
                                                -------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $      143     $    1,225
 Net realized gain (loss) on investments ......      (95,215)        13,705
 Change in unrealized appreciation
  (depreciation) on investments ...............     (389,623)       (41,696)
                                                  ----------     ----------
 Net increase (decrease) in net assets from
  operations ..................................     (484,695)       (26,766)
                                                  ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........    1,308,391        915,571
 Transfers between funds and guaranteed
  interest account, net .......................    1,379,673      1,166,335
 Transfers for contract benefits and
  terminations ................................      (64,804)      (108,500)
 Contract maintenance charges .................     (304,911)      (125,415)
                                                  ----------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................    2,318,349      1,847,991
                                                  ----------     ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................        4,927         20,011
                                                  ----------     ----------
Increase (Decrease) in Net Assets .............    1,838,581      1,841,236
Net Assets - Beginning of Period ..............    2,256,950        415,714
                                                  ----------     ----------
Net Assets - End of Period ....................   $4,095,531     $2,256,950
                                                  ==========     ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --             --
 Redeemed .....................................           --             --
                                                  ----------     ----------
 Net Increase (Decrease) ......................           --             --
                                                  ----------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           39             34
 Redeemed .....................................          (13)           (16)
                                                  ----------     ----------
 Net Increase (Decrease) ......................           26             18
                                                  ----------     ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                  EQ/Money Market
                                               -----------------------------------------------------
                                                      2002              2001              2000
                                               ----------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $     4,211,793   $    12,140,810   $    18,750,665
 Net realized gain (loss) on investments .....       (5,188,291)       (1,312,388)       13,517,536
 Change in unrealized appreciation
  (depreciation) on investments ..............        5,378,377         2,210,091       (12,753,418)
                                                ---------------   ---------------   ---------------
 Net increase (decrease) in net assets from
  operations .................................        4,401,879        13,038,513        19,514,783
                                                ---------------   ---------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......      230,349,860       281,063,327       261,734,365
 Transfers between funds and guaranteed
  interest account, net ......................     (119,205,234)     (148,469,048)     (159,392,173)
 Transfers for contract benefits and
  terminations ...............................      (87,674,273)      (27,698,359)      (33,650,289)
 Contract maintenance charges ................      (39,250,883)      (33,347,788)      (30,749,863)
                                                ---------------   ---------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ................      (15,780,530)       71,548,132        37,942,040
                                                ---------------   ---------------   ---------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................          113,197           113,926        (2,047,311)
                                                ---------------   ---------------   ---------------
Increase (Decrease) in Net Assets ............      (11,265,454)       84,700,571        55,409,512
Net Assets - Beginning of Period .............      484,538,460       399,837,889       344,428,377
                                                ---------------   ---------------   ---------------
Net Assets - End of Period ...................  $   473,273,006   $   484,538,460   $   399,837,889
                                                ===============   ===============   ===============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................            7,342            16,851            14,870
 Redeemed ....................................           (7,301)          (16,788)          (14,766)
                                                ---------------   ---------------   ---------------
 Net Increase (Decrease) .....................               41                63               104
                                                ---------------   ---------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................            2,644             5,670             3,447
 Redeemed ....................................           (2,503)           (5,232)           (3,266)
                                                ---------------   ---------------   ---------------
 Net Increase (Decrease) .....................              141               438               181
                                                ---------------   ---------------   ---------------




                                                       EQ/Putnam Growth & Income Value         EQ/Putnam International Equity (j)
                                               ----------------------------------------------- ----------------------------------
                                                     2002            2001            2000            2002             2001
                                               --------------- --------------- --------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $    259,774    $    138,028    $    126,120    $      209,179     $   6,539
 Net realized gain (loss) on investments .....    (1,298,427)       (289,234)       (439,753)       (1,892,139)     (213,305)
 Change in unrealized appreciation
  (depreciation) on investments ..............    (5,081,256)     (1,766,064)      1,779,700        (9,674,470)     (127,410)
                                                ------------    ------------    ------------    --------------     ---------
 Net increase (decrease) in net assets from
  operations .................................    (6,119,909)     (1,917,270)      1,466,067       (11,357,430)     (334,176)
                                                ------------    ------------    ------------    --------------     ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......     5,822,705       5,774,568       6,483,419         9,200,750       525,435
 Transfers between funds and guaranteed
  interest account, net ......................     1,034,333       3,224,087      (2,317,055)       64,088,431     1,289,973
 Transfers for contract benefits and
  terminations ...............................    (1,464,469)       (883,203)     (1,310,344)       (1,404,482)      (21,852)
 Contract maintenance charges ................    (2,013,454)     (1,704,681)     (1,561,710)       (2,886,983)     (117,395)
                                                ------------    ------------    ------------    --------------     ---------
 Net increase (decrease) in net assets from
  contractowners transactions ................     3,379,115       6,410,771       1,294,310        68,997,716     1,676,161
                                                ------------    ------------    ------------    --------------     ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................       102,693          16,347          (2,863)          197,554         2,400
                                                ------------    ------------    ------------    --------------     ---------
Increase (Decrease) in Net Assets ............    (2,638,101)      4,509,848       2,757,514        57,837,840     1,344,385
Net Assets - Beginning of Period .............    29,061,141      24,551,293      21,793,779         2,328,480       984,095
                                                ------------    ------------    ------------    --------------     ---------
Net Assets - End of Period ...................  $ 26,423,040    $ 29,061,141    $ 24,551,293    $   60,166,320     $2,328,480
                                                ============    ============    ============    ==============     ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................            --              --              --                --            --
 Redeemed ....................................            --              --              --                --            --
                                                ------------    ------------    ------------    --------------     ----------
 Net Increase (Decrease) .....................            --              --              --                --            --
                                                ------------    ------------    ------------    --------------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................           134             107              90             1,007            20
 Redeemed ....................................          (103)            (55)            (79)             (316)             (5)
                                                ------------    ------------    ------------    --------------     ------------
 Net Increase (Decrease) .....................            31              52              11               691            15
                                                ------------    ------------    ------------    --------------     -----------



                                                  EQ/Putnam
                                                International
                                                    Equity
                                                     2000
                                               ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................   $   62,003
 Net realized gain (loss) on investments .....       70,005
 Change in unrealized appreciation
  (depreciation) on investments ..............     (158,452)
                                                 ----------
 Net increase (decrease) in net assets from
  operations .................................      (26,444)
                                                 ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......      177,172
 Transfers between funds and guaranteed
  interest account, net ......................      857,709
 Transfers for contract benefits and
  terminations ...............................         (173)
 Contract maintenance charges ................      (24,910)
                                                 ----------
 Net increase (decrease) in net assets from
  contractowners transactions ................    1,009,798
                                                 ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................           25
                                                 ----------
Increase (Decrease) in Net Assets ............      983,379
Net Assets - Beginning of Period .............          716
                                                 ----------
Net Assets - End of Period ...................   $  984,095
                                                 ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................           --
 Redeemed ....................................           --
                                                 ----------
 Net Increase (Decrease) .....................           --
                                                 ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................            4
 Redeemed ....................................             (1)
                                                 -------------
 Net Increase (Decrease) .....................            3
                                                 ------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                EQ/Putnam Voyager
                                                -------------------------------------------------
                                                      2002             2001             2000
                                                ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................    $  (6,791)       $  (6,498)      $    1,432
 Net realized gain (loss) on investments ......     (180,020)         (90,894)          (9,744)
 Change in unrealized appreciation
  (depreciation) on investments ...............     (264,798)        (153,864)        (115,853)
                                                   ---------        ---------       ----------
 Net increase (decrease) in net assets from
  operations ..................................     (451,609)        (251,256)        (124,165)
                                                   ---------        ---------       ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      376,125          665,693          280,877
 Transfers between funds and guaranteed
  interest account, net .......................       99,421          461,861          598,298
 Transfers for contract benefits and
  terminations ................................      (25,683)         (30,677)              --
 Contract maintenance charges .................     (121,957)         (91,205)         (23,958)
                                                   ---------        ---------       ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................      327,906        1,005,672          855,217
                                                   ---------        ---------       ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       58,719            1,590               19
                                                   ---------        ---------       ----------
Increase (Decrease) in Net Assets .............      (64,984)         756,006          731,071
Net Assets - Beginning of Period ..............    1,498,488          742,482           11,411
                                                   ---------        ---------       ----------
Net Assets - End of Period ....................    $1,433,504       $1,498,488      $  742,482
                                                   ==========       ==========      ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --               --               --
 Redeemed .....................................           --               --               --
                                                   ----------       ----------      ----------
 Net Increase (Decrease) ......................           --               --               --
                                                   ----------       ----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            8               12                8
 Redeemed .....................................             (4)              (2)              (1)
                                                   ------------     ------------    -------------
 Net Increase (Decrease) ......................            4               10                7
                                                   -----------      -----------     ------------



                                                        EQ/Small Company Index
                                                ---------------------------------------
                                                      2002          2001        2000
                                                --------------- ----------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $      (23)    $   1,623   $  3,112
 Net realized gain (loss) on investments ......      (40,343)       (5,635)     2,773
 Change in unrealized appreciation
  (depreciation) on investments ...............     (148,885)       38,966     (7,854)
                                                  ----------     ---------   --------
 Net increase (decrease) in net assets from
  operations ..................................     (189,251)       34,954     (1,969)
                                                  ----------     ---------   --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      157,952        96,565     15,197
 Transfers between funds and guaranteed
  interest account, net .......................       88,392       393,493     42,754
 Transfers for contract benefits and
  terminations ................................         (183)       (1,623)       (36)
 Contract maintenance charges .................      (22,592)      (12,197)    (3,051)
                                                  ----------     ---------   --------
 Net increase (decrease) in net assets from
  contractowners transactions .................      223,569       476,238     54,864
                                                  ----------     ---------   --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       84,102           820     20,007
                                                  ----------     ---------   --------
Increase (Decrease) in Net Assets .............      118,420       512,012     72,902
Net Assets - Beginning of Period ..............      584,914        72,902         --
                                                  ----------     ---------   --------
Net Assets - End of Period ....................   $  703,334     $ 584,914   $ 72,902
                                                  ==========     =========   ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --            --         --
 Redeemed .....................................           --            --         --
                                                  ----------     ---------   --------
 Net Increase (Decrease) ......................           --            --         --
                                                  ----------     ---------   --------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            3             5         --
 Redeemed .....................................             (2)         --         --
                                                  -------------  ---------   --------
 Net Increase (Decrease) ......................            1             5         --
                                                  ------------   ---------   --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                 MFS Mid Cap Growth (m)   PIMCO Renaissance (m)
                                                ------------------------ -----------------------
                                                          2002                     2002
                                                ------------------------ -----------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................         $   (1)                 $    106
 Net realized gain (loss) on investments ......              3                        49
 Change in unrealized appreciation
  (depreciation) on investments ...............               (6)                     13
                                                        ---------               --------
 Net increase (decrease) in net assets from
  operations ..................................               (4)                    168
                                                        ---------               --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........             --                    18,392
 Transfers between funds and guaranteed
  interest account, net .......................            953                     3,518
 Transfers for contract benefits and
  terminations ................................             --                        --
 Contract maintenance charges .................           (535)                   (1,343)
                                                        --------                --------
 Net increase (decrease) in net assets from
  contractowners transactions .................            418                    20,567
                                                        --------                --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................              2                      (102)
                                                        --------                --------
Increase (Decrease) in Net Assets .............            416                    20,633
Net Assets - Beginning of Period ..............             --                        --
                                                        --------                --------
Net Assets - End of Period ....................         $  416                  $ 20,633
                                                        ========                ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             --                        --
 Redeemed .....................................             --                        --
                                                        --------                --------
 Net Increase (Decrease) ......................             --                        --
                                                        --------                --------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................             --                        --
 Redeemed .....................................             --                        --
                                                        --------                --------
 Net Increase (Decrease) ......................             --                        --
                                                        --------                --------



                                                 PIMCO Total Return (m)   U.S. Real Estate (n)   Vanguard VIF Equity Index (h)
                                                ------------------------ ---------------------- -------------------------------
                                                          2002                    2002                        2002
                                                ------------------------ ---------------------- -------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................         $1,035                 $   63,796                  $  (123)
 Net realized gain (loss) on investments ......               (1)                      99                     (789)
 Change in unrealized appreciation
  (depreciation) on investments ...............            145                    (48,679)                  (2,230)
                                                        --------               ----------                  -------
 Net increase (decrease) in net assets from
  operations ..................................          1,179                     15,216                   (3,142)
                                                        --------               ----------                  -------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........         22,110                      2,241                   77,588
 Transfers between funds and guaranteed
  interest account, net .......................          9,175                  1,296,125                   41,182
 Transfers for contract benefits and
  terminations ................................             --                         --                       --
 Contract maintenance charges .................           (811)                    (8,524)                  (4,347)
                                                        --------               ----------                  -------
 Net increase (decrease) in net assets from
  contractowners transactions .................         30,474                  1,289,842                  114,423
                                                        --------               ----------                  -------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................            144                         --                      124
                                                        --------               ----------                  -------
Increase (Decrease) in Net Assets .............         31,797                  1,305,058                  111,405
Net Assets - Beginning of Period ..............             --                         --                       --
                                                        --------               ----------                  -------
Net Assets - End of Period ....................         $31,797                $1,305,058                  $111,405
                                                        ========               ==========                  ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             --                         12                        2
 Redeemed .....................................             --                         --                         (1)
                                                        --------               ----------                  ----------
 Net Increase (Decrease) ......................             --                         12                        1
                                                        --------               ----------                  ---------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................             --                         --                       --
 Redeemed .....................................             --                         --                       --
                                                        --------               ----------                  ---------
 Net Increase (Decrease) ......................             --                         --                       --
                                                        --------               ----------                  ---------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,

-------
(a) Commenced operations on May 22, 2000.
(b) Commenced operations on June 22, 2000.
(c) Commenced operations on October 22, 2000.
(d) Commenced operations on October 22, 2001.
(e) A substitution of T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Portfolio, occurred on May 18, 2001 (See Note 5).
(f) A substitution of Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced, and Mercury World Strategy Portfolios for EQ/Balanced Portfolio occurred on May 18, 2001 (See Note 5).
(g) A substitution of the BT Equity 500 Index Portfolio for the EQ/Equity 500 Index Portfolio occurred on October 6, 2000 (See Note 5).
(h) Commenced operations on April 26, 2002.
(i) Commenced operations on May 13, 2002.
(j) A substitution of EQ/T. Rowe Price International Portfolio for the EQ/Putnam International Portfolio occurred on April 26, 2002 (See Note 5).
(k) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002 (See Note 5).
(l) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002 (See Note 5).
(m) Commenced operations on August 2, 2002.
(n) Commenced operations on November 5, 2002.
(o) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002 (See Note 5).
(p) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002 (See Note 5).
(q) A substitution of EQ/Alliance Growth Investors Portfolio for the EQ/Balanced Portfolio occurred on November 22, 2002 (See Note 5).
(r) Commenced operations on September 5, 2000.

The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements

December 31, 2002


1.   Organization

     The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act"). The Account invests in shares of mutual funds of various variable investment trusts of AXA Premier VIP Trust ("VIP"), Davis Variable Account Fund, Inc., EQ Advisors Trust ("EQAT"), MFS Variable Insurance Trust, OCC Accumulation Trust, Pimco Variable Insurance Trust, The Universal Institutional Funds, Inc., and Vanguard Variable Insurance Fund ("The Trusts"). EQAT commenced operations on May 1, 1997. VIP commenced operations on December 31, 2001. The Trusts are open-ended diversified management investment companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of The Trusts has separate investment objectives. These financial statements and notes are those of the Account.

     The Account consists of 49 variable investment options(1):

     o AXA Premier VIP Core Bond                       o EQ/Emerging Markets Equity(3)
     o AXA Premier VIP Health Care                     o EQ/Equity 500 Index(4)
     o AXA Premier VIP International Equity            o EQ/Evergreen Omega(5)
     o AXA Premier VIP Large Cap Core Equity           o EQ/FI Mid Cap
     o AXA Premier VIP Large Cap Growth                o EQ/FI Small/Mid Cap Value(6)
     o AXA Premier VIP Large Cap Value                 o EQ/High Yield(14)
     o AXA Premier VIP Small/Mid Cap Growth            o EQ/International Equity Index(7)
     o AXA Premier VIP Small/Mid Cap Value             o EQ/J.P. Morgan Core Bond(8)
     o AXA Premier VIP Technology                      o EQ/Janus Large Cap Growth
     o Davis Value                                     o EQ/Lazard Small Cap Value
     o EQ/Aggressive Stock(2)                          o EQ/Marsico Focus
     o EQ/Alliance Common Stock                        o EQ/Mercury Basic Value Equity(9)
     o EQ/Alliance Growth and Income                   o EQ/MFS Emerging Growth Companies
     o EQ/Alliance Intermediate Government Securities  o EQ/MFS Investors Trust(10)
     o EQ/Alliance International                       o EQ/Money Market(15)
     o EQ/Alliance Premier Growth                      o EQ/Putnam Growth & Income Value
     o EQ/Alliance Quality Bond                        o EQ/Putnam International Equity
     o EQ/Alliance Small Cap Growth                    o EQ/Putnam Voyager(13)
     o EQ/Alliance Technology                          o EQ/Small Company Index(11)
     o EQ/Balanced                                     o MFS Mid Cap Growth
     o EQ/Bernstein Diversified Value(12)              o PIMCO Renaissance
     o EQ/Calvert Socially Responsible                 o PIMCO Total Return
     o EQ/Capital Guardian International               o U.S. Real Estate
     o EQ/Capital Guardian Research                    o Vanguard VIF Equity Index
     o EQ/Capital Guardian U.S. Equity


     ----------
      1) Effective May 18, 2001 the names of the EQAT investment options include    9) Formerly known as Merrill
         EQ/.                                                                          Lynch Basic Value Equity
      2) Formerly known as Alliance Aggressive                                     10) Formerly known as MFS Growth with Income
      3) Formerly known as Morgan Stanley Emerging Markets Equity                  11) Formerly known as BT Small Company Index
      4) Formerly known as Alliance Equity Index                                   12) Formerly known as Lazard Large Cap Value
      5) Formerly known as EQ/Evergreen                                            13) Formerly known as EQ/Putnam Investors Growth
      6) Formerly known as Warburg Pincus Small Company Value                      14) Formerly known as EQ/Alliance High Yield
      7) Formerly known as BT International Equity Index                           15) Formerly known as EQ/Alliance Money Market
      8) Formerly known as JPM Core Bond Portfolio


     Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Equitable Life's other assets and liabilities. All Contracts are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business Equitable Life may conduct.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


1.   Organization (Concluded)

     The Account is used to fund benefits for Variable Life products issued by Equitable Life including Incentive Life, Incentive Life 2000, Incentive Life 2000 Sales 1999 and after, Incentive Life '02, Incentive Life Plus(SM), Paramount Life, IL Protector(SM), and Incentive Life COLI, flexible premium variable life insurance policies; Champion 2000, modified premium variable whole life insurance policies; Survivorship 2000, Survivorship Incentive Life, Survivorship Incentive Life '02; flexible premium joint survivorship variable life insurance policies; and SP-Flex, variable life insurance policies with additional premium option (collectively, the "Contracts"). The Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are herein referred to as the "Series 2000 Policies." Incentive Life Plus(SM) policies offered with a prospectus dated on or after September 15, 1995, are referred to as "Incentive Life Plus(SM)." Incentive Life Plus policies issued with a prior prospectus are referred to as "Incentive Life Plus Original Series." Incentive Life policies sold during 1999 and thereafter are referred to as "Incentive Life 2000 Sales 1999 and after," reflect an investment in Class B shares and are different from Incentive Life products.

     The Account supports the operations of various Equitable Life insurance products. These products are sold through both Equitable's Agent Distribution channel and Equitable's Independent Broker Dealer Distribution channel. These financial statement footnotes discuss the products, charges and investment returns applicable to those life insurance products which are sold through both Equitable's Agent Distribution channel and Equitable's Independent Broker Dealer Distributor Channel.

     The amount retained by Equitable Life in the Account arises principally from (1) contributions from Equitable Life, (2) mortality and expense charges and administrative charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Contracts. Amounts retained by Equitable Life are not subject to charges for mortality and expense charges and administrative charges. Amounts retained by Equitable Life in the Account may be transferred at any time by Equitable Life to its General Account.


2.   Significant Accounting Policies

     The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
     (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" which was effective for the December 31, 2001 financial statements. Adoption of the new requirements did not have a significant impact on the Account's financial position or results of operations.

     Investments are made in shares of The Trusts and are valued at the net asset values per share of the respective Portfolios. The net asset values are determined by The Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities.

     Investment transactions are recorded by the Account on the trade date. Dividends and distributions of capital gains from The Trusts are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of The Trusts shares (determined on the identified cost basis) and (2) The Trusts' distributions representing the net realized gains on The Trusts' investment transactions.

     Receivable/payable for policy-related transactions represent amount due to/from Equitable Life's General Account predominately related to premiums, surrenders and death benefits.

     Accumulation nonunitized represents a product offered based upon a dollar amount (starting at $1) rather than units. It is similar to Accumulation Units accounts, which are based upon units, as the dollar amount of the contractowner account changes with the investment activity of the fund the contract is invested in, net of contract charges.

     Payments received from contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by applicable deductions, charges and state premium taxes. Contractowners may allocate amounts in their individual accounts to variable investment options, and (except for SP-Flex policies), to the guaranteed interest account of Equitable Life's General Account. Transfers between funds and guaranteed interest account, net, are amounts that participants have directed to be moved among investment options, including permitted transfers to and from the guaranteed interest account. The net assets of any variable investment option may not be less than the aggregate value of the Contractowner accounts allocated to that variable investment option. Additional assets are set aside in Equitable Life's General Account to provide for the unearned portion of monthly charges for mortality costs and other policy benefits, as required by state insurance law. Equitable Life's General Account

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


2.   Significant Accounting Policies (Concluded)

     is subject to creditor rights.

     Transfers for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges, if applicable, are included in Transfers for contract benefits and terminations and represent deferred contingent withdrawal charges that apply to certain withdrawals under the Contracts. Included in Contract maintenance charges are administrative and cost of insurance charges deducted monthly under the Contracts.

     The operations of the Account are included in the federal income tax return of Equitable Life which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, Equitable Life retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.


3.   Purchases and Sales of Investments

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2002 were as follows:



                                                                    Purchases           Sales
                                                                ----------------   --------------
     AXA Premier VIP Core Bond ..............................    $   26,873,217     $  4,238,231
     AXA Premier VIP Health Care ............................         6,667,548        3,873,799
     AXA Premier VIP International Equity ...................           117,087           28,629
     AXA Premier VIP Large Cap Core Equity ..................            29,830               45
     AXA Premier VIP Large Cap Growth .......................           152,843           15,484
     AXA Premier VIP Large Cap Value ........................           268,752           30,329
     AXA Premier VIP Small/Mid Cap Growth ...................           143,750           27,601
     AXA Premier VIP Small/Mid Cap Value ....................        11,854,659        4,683,328
     AXA Premier VIP Technology .............................            71,955           21,359
     Davis Value ............................................            21,791              571
     EQ/Aggressive Stock ....................................       289,086,882      325,263,173
     EQ/Alliance Common Stock ...............................       233,423,435      388,788,813
     EQ/Alliance Growth and Income ..........................       100,611,086       64,375,876
     EQ/Alliance Intermediate Government Securities .........       135,797,809       60,873,507
     EQ/Alliance International ..............................       405,004,695       59,026,014
     EQ/Alliance Premier Growth .............................        61,557,657       61,039,479
     EQ/Alliance Quality Bond ...............................        82,855,129       65,452,876
     EQ/Alliance Small Cap Growth ...........................       175,097,952      157,288,125
     EQ/Alliance Technology .................................        28,308,979       20,501,896
     EQ/Balanced ............................................     1,546,380,943      818,880,673
     EQ/Bernstein Diversified Value .........................       115,629,444       72,932,798
     EQ/Calvert Socially Responsible ........................            50,000               --
     EQ/Capital Guardian International ......................         1,035,662          190,702
     EQ/Capital Guardian Research ...........................        61,192,215       11,096,098
     EQ/Capital Guardian U.S. Equity ........................        28,534,489        9,154,281
     EQ/Emerging Markets Equity .............................        45,092,458       37,014,904
     EQ/Equity 500 Index ....................................       192,784,600      148,072,703
     EQ/Evergreen Omega .....................................         2,313,821        1,025,076
     EQ/FI Mid Cap ..........................................        31,443,829       11,564,691
     EQ/FI Small/Mid Cap Value ..............................        93,460,402       33,797,769
     EQ/High Yield ..........................................       105,271,572       87,781,297
     EQ/International Equity Index ..........................           440,310          181,563
     EQ/J.P. Morgan Core Bond ...............................         9,285,029        2,201,806
     EQ/Janus Large Cap Growth ..............................        12,577,837        4,648,382
     EQ/Lazard Small Cap Value ..............................         1,815,987        1,308,585

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


3. Purchases and Sales of Investments (Concluded)


                                                      Purchases            Sales
                                                  ----------------   ----------------
     EQ/Marsico Focus .........................       26,368,760          3,838,503
     EQ/Mercury Basic Value Equity ............       51,993,613         13,322,791
     EQ MFS Emerging Growth Companies .........      153,093,746        163,865,535
     EQ/MFS Investors Trust ...................        5,564,212          1,915,955
     EQ/Money Market ..........................    1,272,801,780      1,282,151,525
     EQ/Putnam Growth & Income Value ..........       11,703,824          7,963,184
     EQ/Putnam International Equity ...........       89,827,683         20,422,300
     EQ/Putnam Voyager ........................          607,686            227,828
     EQ/Small Company Index ...................          388,944            125,606
     MFS Mid Cap Growth .......................              953                535
     PIMCO Renaissance ........................           21,697              1,024
     PIMCO Total Return .......................           32,342                684
     U.S. Real Estate .........................        1,362,014              8,470
     Vanguard VIF Equity Index ................          154,182             39,758

4.   Expenses and Related Party Transactions

     The assets in each variable investment option are invested in shares of a corresponding mutual fund portfolio of The Trusts. Shares are offered by The Trusts at net asset value. Shares in which the variable investment options invested are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein the "Rule 12b-1 Plans") adopted by the applicable Trust. The Rule 12b-1 Plans provide that The Trusts, on behalf of each Portfolio, may charge annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

     Equitable Life serves as investment manager of EQAT and VIP. Davis Selected Advisers, L.P. serves as investment manager for the Davis Variable Account Fund, Inc.--Davis Value Portfolio. Massachusetts Financial Services Company serves as investment manager of MFS Variable Insurance Trust--MFS Mid Cap Growth Portfolio. OpCap Advisors LLC serves as investment manager for OCC Accumulation Trust--PIMCO Renaissance Portfolio. Pacific Investment Management Company LLC (PIMCO) serves as investment manager for PIMCO Variable Insurance Trust--PIMCO Total Return Portfolio. Morgan Stanley Asset Management serves as investment manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio. The Vanguard Group serves as the investment manager of the Vanguard Variable Insurance Fund--Vanguard VIF Equity Index Portfolio. Each investment manager receives management fees for services performed in its capacity as investment manager of The Trusts. Investment managers either oversee the activities of the investment advisors with respect to The Trusts and are responsible for retaining and discontinuing the services of those advisors or directly manage the Portfolios. Fees generally vary depending on net asset levels of individual portfolios and range from a low of 0.16% to a high of 1.50% of average daily net assets. Equitable Life as investment manager pays expenses for providing investment advisory services to the Portfolios, including the fees of the advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors"), and AXA Distributors LLC ("Distributors"), affiliates of Equitable Life, may also receive distribution fees under Rule 12b-1 Plans as described above.

     Alliance Capital Management L.P. ("Alliance") serves as an investment advisor for the EQ/Alliance Portfolios; EQ/Equity 500 Index, EQ/Money Market, and EQ/Bernstein Diversified Value; as well as a portion of EQ/Aggressive Stock, EQ/Balanced, EQ/High Yield, AXA Premier VIP International Equity, AXA Premier VIP Large Cap Core Equity, AXA Premier VIP Large Cap Growth, AXA Premier VIP Large Cap Value, AXA Premier VIP Small/Mid Cap Growth and AXA Premier VIP Technology. Alliance is a limited partnership which is indirectly majority-owned by Equitable Life and AXA Financial, Inc. (parent to Equitable Life).

     AXA Advisors and Distributors are distributors and principal underwriters of the Account. They are both registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc.

     The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC or its subsidiaries. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and members of the NASD) that have entered into selling agreements with Distributors. The licensed insurance agents who sell our policies for these companies are appointed as agents of Equitable Life and are registered representatives of the agencies and affiliated broker-dealer. The registered representatives are compensated on a

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


4.   Expenses and Related Party Transactions (Concluded)

     commission basis by Equitable Life. AXA Advisors receives commissions and other service-related payments under its Distribution Agreement with Equitable Life and its Networking Agreement with AXA Network. Distributors receives commissions and other service-related payments under a Distribution Agreement with Equitable Life.


5.   Substitutions

     Substitution transactions that occurred at the dates indicated are shown below. For accounting purposes these transactions were treated as mergers and are considered tax-free exchanges.


     ------------------------------------------------------------------------------------------------
     November 22, 2002          Removed Portfolio                            Surviving Portfolio
     ------------------------------------------------------------------------------------------------
                            EQ/MFS Research Portfolio                   EQ/Capital Guardian Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class B       4,335,056                                      4,358,366
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $ 38,119,315                                 $   38,119,315
     ------------------------------------------------------------------------------------------------
     Net Assets before    $ 38,119,315                                 $   18,068,522
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $   56,187,837
     ------------------------------------------------------------------------------------------------
                       EQ/Alliance Growth Investors Portfolio           EQ/Balanced Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class A      51,453,894                                     55,402,308
     ------------------------------------------------------------------------------------------------
     Shares -- Class B       1,872,853                                      2,024,189
     ------------------------------------------------------------------------------------------------
     Value -- Class A     $721,568,581                                 $  721,568,581
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $ 26,179,797                                 $   26,179,797
     ------------------------------------------------------------------------------------------------
     Net Assets before    $747,748,378                                 $  601,286,095
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $1,349,034,473
     ------------------------------------------------------------------------------------------------
                       EQ/Alliance Global Portfolio               EQ/Alliance International Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class A      27,085,484                                     43,212,510
     ------------------------------------------------------------------------------------------------
     Shares -- Class B       1,688,036                                      2,704,868
     ------------------------------------------------------------------------------------------------
     Value -- Class A     $321,766,287                                 $  321,766,287
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $ 19,861,058                                 $   19,861,058
     ------------------------------------------------------------------------------------------------
     Net Assets before    $341,627,845                                 $   60,898,203
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $  402,526,048
     ------------------------------------------------------------------------------------------------
      July 12, 2002           Removed Portfolio                             Surviving Portfolio
     ------------------------------------------------------------------------------------------------
                         AXP New Dimensions Portfolio        EQ/Capital Guardian U.S. Equity Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class B         646,346                                        466,139
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $  3,739,434                                 $    3,739,434
     ------------------------------------------------------------------------------------------------
     Net Assets before    $  3,739,434                                 $   17,722,126
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $   21,461,560
     ------------------------------------------------------------------------------------------------
                      AXP Strategy Aggressive Portfolio         EQ/Alliance Small Cap Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class A                                                        208,991
     ------------------------------------------------------------------------------------------------
     Shares -- Class B         918,822                                         74,901
     ------------------------------------------------------------------------------------------------
     Value -- Class A                                                  $    2,022,745
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $  2,738,295                                 $      715,550
     ------------------------------------------------------------------------------------------------
     Net Assets before    $  2,738,295                                 $  121,231,952
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $  123,970,247
     ------------------------------------------------------------------------------------------------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


5. Substitutions (Continued)


     ---------------------------------------------------------------------------------------------------
      April 26, 2002                       Removed Portfolio                 Surviving Portfolio
     ---------------------------------------------------------------------------------------------------
                             EQ/T.Rowe Price International Portfolio   EQ/Putnam International Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B      6,910,736                                      5,546,857
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $ 58,695,342                                   $ 58,695,342
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $ 58,695,342                                   $  2,614,787
     ---------------------------------------------------------------------------------------------------
     Net Assets after                                                   $ 61,310,129
     ---------------------------------------------------------------------------------------------------
     May 18, 2001                       Removed Portfolio                           Surviving Portfolio
     ---------------------------------------------------------------------------------------------------
                           Alliance Conservative Investors Portfolio               EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A     17,996,107
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B        369,654
     ---------------------------------------------------------------------------------------------------
     Value -- Class A    $213,613,796
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $  4,369,307
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $217,993,103
     ---------------------------------------------------------------------------------------------------
                                EQ/Evergreen Foundation Portfolio                  EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A         29,561
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B         22,643
     ---------------------------------------------------------------------------------------------------
     Value -- Class A    $    279,939
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $    214,429
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $    494,368
     ---------------------------------------------------------------------------------------------------
                                   EQ/Putnam Balanced Portfolio                    EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A        910,237
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B        107,226
     ---------------------------------------------------------------------------------------------------
     Value -- Class A    $ 11,241,432
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $  1,324,236
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $ 12,565,668
     ---------------------------------------------------------------------------------------------------
                                 Mercury World Strategy Portfolio                  EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A        475,863
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B         59,561
     ---------------------------------------------------------------------------------------------------
     Value -- Class A    $  4,668,221
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $    584,293
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $  5,252,514
     ---------------------------------------------------------------------------------------------------
      Total Impact                                                                 EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A                                                    14,665,181
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B                                                       416,171
     ---------------------------------------------------------------------------------------------------
     Value -- Class A                                                   $229,803,388
     ---------------------------------------------------------------------------------------------------
     Value -- Class B                                                   $  6,492,265
     ---------------------------------------------------------------------------------------------------
     Net Assets before                                                  $515,130,871
     ---------------------------------------------------------------------------------------------------
     Net Assets after                                                   $751,436,524
     ---------------------------------------------------------------------------------------------------
                      EQ/T. Rowe Price Equity Income Portfolio        EQ/Bernstein Diversified Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B      5,374,332                                      6,288,796
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $ 71,048,669                                   $ 71,048,669
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $ 71,048,669                                   $    648,683
     ---------------------------------------------------------------------------------------------------
     Net Assets after                                                   $ 71,697,352
     ---------------------------------------------------------------------------------------------------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


5. Substitutions (Concluded)


     ---------------------------------------------------------------------------------------------------
      October 6, 2000                Removed Portfolio              Surviving Portfolio
     ---------------------------------------------------------------------------------------------------
                             BT Equity Index 500 Portfolio         EQ/Equity 500 Index
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B       71,158                                35,800
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $1,103,069                          $  1,103,069
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $1,103,069                          $713,508,296
     ---------------------------------------------------------------------------------------------------
     Net Assets after                                        $714,611,365
     ---------------------------------------------------------------------------------------------------

6.   Asset Charges

     Under the Contracts, Equitable Life assumes mortality and expense risks and, to cover these risks, charges the daily net assets of the Account. The products sold through Equitable's Independent Broker Dealer Distribution channel have charges currently for Incentive Life, Incentive Life '02, Incentive Life Plus, and Survivorship Incentive Life of 0.60%, Survivorship Incentive Life '02 of 0.80% and for Survivorship 2000 of 0.90%. The products sold through Equitable's Agent Distribution channel have charges currently as shown below:



                                                                 Mortality and Expense   Mortality(b)   Administrative    Total
                                                                ----------------------- -------------- ---------------- ---------
     Incentive Life, Incentive Life 2000, Incentive Life 2000
      Sales 1999 and after, Incentive Life Plus, Champion
      2000 (a) ................................................            .60%              --             --             .60%
     Incentive Life '02 (b) ...................................            .80%              --             --             .80%
     Survivorship Incentive Life '02 (b) ......................            .90%              --             --             .90%
     Paramount Life (a) .......................................            .60%              --             --             .60%
     IL Plus Original Series (b) ..............................            .60%              --             --             .60%
     Incentive Life COLI (b) ..................................            .60%              --             --             .60%
     Survivorship Incentive Life (a) ..........................            .60%              --             --             .60%
     Survivorship 2000 (a) ....................................            .90%              --             --             .90%
     IL Protector (a) .........................................            .80%              --             --             .80%
     SP-Flex (a) ..............................................            .85%              .60%           .35%          1.80%

     ----------
     (a) Charged to daily net assets of the Account.
     (b) Charged to Contractowners Account and is included in Transfer for contract benefits and terminations in the Statements of Changes in Net Assets.

     The Incentive Life '02 mortality and expense risk charge of 0.80% will be in effect for the first 15 policy years. For policy years 16 and later the charge is currently 0.30% or 0.20%, depending upon the value of the contractowner's variable investment option. The Survivorship Incentive Life '02 mortality and expense risk charge of 0.90% will be in effect for the first 15 policy years. For policy years 16 and later the charge is currently 0.60% and 0.30% depending upon the value of the contractowner's variable investment option.

     Before amounts are remitted to the Account for Incentive Life, IL Plus Original Series, IL Protector, Incentive Life Plus, Incentive Life COLI, Survivorship Incentive Life, Incentive Life 2000 Sales 1999 and after, Incentive Life '02, Survivorship Incentive Life '02, Paramount Life, and the Series 2000 Policies, Equitable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, Incentive Life COLI, Survivorship Incentive Life, Survivorship Incentive Life '02, Incentive Life 2000 Sales 1999 and after, Incentive Life '02, Paramount Life, and Series 2000 Policies) from premiums.

     Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

     All contractowners accounts are assessed monthly by Equitable Life for mortality (cost of insurance and optional rider benefit charges) and administrative charges. These charges are withdrawn from the Accounts along with amounts for additional benefits and are included in Transfers for contract benefits and terminations and Contract maintenance charges. Policy loans are reported in the Statements of Changes in Net Assets, in Transfers between funds and guaranteed interest account, net. Surrenders are included in the Transfers for contract benefits and terminations.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values

Shown below is accumulation unit value information for units outstanding throughout the periods indicated. Expenses as a percentage of average net assets (0.00%, 0.60%, 0.80% and 0.90% annualized) excludes the effect of expenses of the underlying fund portfolios and charges made directly to Contractowner accounts through redemption of units.



                                                                            Years Ended December 31,
                                                                 -----------------------------------------------
                                                                     2002        2001     2000     1999     1998
                                                                 ------------   ------   ------   ------   -----
AXA Premier VIP Core Bond
-------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 102.66     --       --       --       --
Net Assets (000's) ...........................................     $    103     --       --       --       --
Number of units outstanding, end of period (000's) ...........            1     --       --       --       --
Total Return .................................................         2.42%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $ 107.62     --       --       --       --
Net Assets (000's) ...........................................           --     --       --       --       --
Number of units outstanding, end of period (000's) ...........           --     --       --       --       --
Total Return .................................................         5.92%    --       --       --       --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (l)
Unit Value, end of period ....................................     $ 108.18     --       --       --       --
Net Assets (000's) ...........................................     $  5,517     --       --       --       --
Number of units outstanding, end of period (000's) ...........           51     --       --       --       --
Total Return .................................................         6.31%    --       --       --       --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................     $ 107.53     --       --       --       --
Net Assets (000's) ...........................................     $ 16,667     --       --       --       --
Number of units outstanding, end of period (000's) ...........          155     --       --       --       --
Total Return .................................................         5.91%    --       --       --       --

IL Protector - Class B 0.80% (l)
Unit Value, end of period ....................................     $ 107.31     --       --       --       --
Net Assets (000's) ...........................................           --     --       --       --       --
Number of units outstanding, end of period (000's) ...........           --     --       --       --       --
Total Return .................................................         5.77%    --       --       --       --
Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................     $ 107.20     --       --       --       --
Net Assets (000's) ...........................................     $    536     --       --       --       --
Number of units outstanding, end of period (000's) ...........            5     --       --       --       --
Total Return .................................................         5.70%    --       --       --       --

AXA Premier VIP Health Care
---------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 100.86     --       --       --       --
Net Assets (000's) ...........................................           --     --       --       --       --
Number of units outstanding, end of period (000's) ...........           --     --       --       --       --
Total Return .................................................      (  2.89)%   --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                             Years Ended December 31,
                                                                 ------------------------------------------------
                                                                      2002        2001     2000     1999     1998
                                                                 -------------   ------   ------   ------   -----
AXA Premier VIP Health Care (Concluded)
----------------------------------------
Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $  79.94      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 18.00)%    --       --       --       --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (l)
Unit Value, end of period ....................................     $  80.06      --       --       --       --
Net Assets (000's) ...........................................     $    320      --       --       --       --
Number of units outstanding, end of period (000's) ...........            4      --       --       --       --
Total Return .................................................      ( 13.07)%    --       --       --       --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................     $  79.58      --       --       --       --
Net Assets (000's) ...........................................     $  2,308      --       --       --       --
Number of units outstanding, end of period (000's) ...........           29      --       --       --       --
Total Return .................................................      ( 13.40)%    --       --       --       --

IL Protector - Class B 0.80% (l)
Unit Value, end of period ....................................     $  79.41      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 13.51)%    --       --       --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................     $  79.33      --       --       --       --
Net Assets (000's) ...........................................     $     79      --       --       --       --
Number of units outstanding, end of period (000's) ...........            1      --       --       --       --
Total Return .................................................      ( 13.57)%    --       --       --       --

AXA Premier VIP International Equity
------------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 106.92      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      (  2.55)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $  80.23      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 19.36)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................     $  78.66      --       --       --       --
Net Assets (000's) ...........................................     $     79      --       --       --       --
Number of units outstanding, end of period (000's) ...........            1      --       --       --       --
Total Return .................................................      ( 21.16)%    --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                           Years Ended December 31,
                                                               ------------------------------------------------
                                                                    2002        2001     2000     1999     1998
                                                               -------------   ------   ------   ------   -----
AXA Premier VIP International Equity (Concluded)
------------------------------------------------
Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  78.42      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 21.31)%    --       --       --       --

AXA Premier VIP Large Cap Core Equity
-------------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 105.73      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      (  3.82)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  77.73      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 19.20)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  77.00      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 16.99)%    --       --       --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  76.77      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 17.15)%    --       --       --       --

AXA Premier VIP Large Cap Growth
--------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 103.01      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      (  6.22)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  72.27      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 23.59)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  68.38      --       --       --       --
Net Assets (000's) .........................................     $    137      --       --       --       --
Number of units outstanding, end of period (000's) .........            2      --       --       --       --
Total Return ...............................................      ( 18.92)%    --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                           Years Ended December 31,
                                                               ------------------------------------------------
                                                                    2002        2001     2000     1999     1998
                                                               -------------   ------   ------   ------   -----
AXA Premier VIP Large Cap Growth (Concluded)
--------------------------------------------
Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  68.17      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 19.08)%    --       --       --       --

AXA Premier VIP Large Cap Value
-------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 105.20      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      (  2.51)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  79.23      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 19.39)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  79.68      --       --       --       --
Net Assets (000's) .........................................     $    239      --       --       --       --
Number of units outstanding, end of period (000's) .........            3      --       --       --       --
Total Return ...............................................      ( 18.89)%    --       --       --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  79.44      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 19.04)%    --       --       --       --

AXA Premier VIP Small/Mid Cap Growth
------------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 107.76      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      (  2.66)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  65.48      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 32.36)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  62.46      --       --       --       --
Net Assets (000's) .........................................     $     62      --       --       --       --
Number of units outstanding, end of period (000's) .........            1      --       --       --       --
Total Return ...............................................      ( 27.15)%    --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                             Years Ended December 31,
                                                                 ------------------------------------------------
                                                                      2002        2001     2000     1999     1998
                                                                 -------------   ------   ------   ------   -----
AXA Premier VIP Small/Mid Cap Growth (Concluded)
------------------------------------------------
Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................     $  62.27      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 27.29)%    --       --       --       --

AXA Premier VIP Small/Mid Cap Value
-----------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 111.49      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................         0.42%     --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $  73.58      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 24.92)%    --       --       --       --

IL Plus Original Series, Incentive Life COLI - Class B
  0.00% (l)
Unit Value, end of period ....................................     $  74.70      --       --       --       --
Net Assets (000's) ...........................................     $    523      --       --       --       --
Number of units outstanding, end of period (000's) ...........            7      --       --       --       --
Total Return .................................................      ( 23.23)%    --       --       --       --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................     $  74.25      --       --       --       --
Net Assets (000's) ...........................................     $  5,643      --       --       --       --
Number of units outstanding, end of period (000's) ...........           76      --       --       --       --
Total Return .................................................      ( 23.52)%    --       --       --       --

IL Protector - Class B 0.80% (l)
Unit Value, end of period ....................................     $  74.10      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 23.62)%    --       --       --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................     $  74.03      --       --       --       --
Net Assets (000's) ...........................................     $    444      --       --       --       --
Number of units outstanding, end of period (000's) ...........            6      --       --       --       --
Total Return .................................................      ( 23.68)%    --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002          2001          2000         1999         1998
                                                             ------------- ------------- ------------- ------------ ------------
AXA Premier VIP Technology
--------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 111.99            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    (  5.67)%          --            --            --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  62.27            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    ( 33.60)%          --            --            --           --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................   $  57.06            --            --            --           --
Net Assets (000's) .........................................   $     57            --            --            --           --
Number of units outstanding, end of period (000's) .........          1            --            --            --           --
Total Return ...............................................    ( 28.04)%          --            --            --           --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................   $  56.89            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    ( 28.17)%          --            --            --           --

Davis Value
-----------
Paramount Life - Class A 0.60% (q)
Unit Value, end of period ..................................   $  88.86            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................       5.03%           --            --            --           --

EQ/Aggressive Stock
-------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
   0.00%
Unit Value, end of period ..................................   $  99.75      $ 139.88      $ 186.45      $ 214.65     $ 180.62
Net Assets (000's) .........................................   $ 31,621      $ 48,818      $ 67,681      $ 74,913     $ 57,618
Number of units outstanding, end of period (000's) .........        317           349           363           349          319
Total Return ...............................................    ( 28.69)%     ( 24.98)%     ( 13.13)%       18.84%        0.29%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 414.73      $ 585.07      $ 784.63      $ 908.70     $ 769.26
Net Assets (000's) .........................................   $328,051      $503,745      $718,721      $928,691     $871,572
Number of units outstanding, end of period (000's) .........        791           861           916         1,022        1,133
Total Return ...............................................    ( 29.11)%     ( 25.43)%     ( 13.65)%       18.13%     (  0.31)%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $  62.12      $  87.81      $ 118.01      $ 136.94     $ 116.16
Net Assets (000's) .........................................   $  1,926      $  2,546      $  3,068      $  3,287     $  2,323
Number of units outstanding, end of period (000's) .........         31            29            26            24           20
Total Return ...............................................    ( 29.26)%     ( 25.59)%     ( 13.83)%       17.83%     (  0.52)%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                Years Ended December 31,
                                                             -------------------------------
                                                                   2002            2001
                                                             --------------- ---------------
EQ/Aggressive Stock (Concluded)
-------------------------------
Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  112.54       $  159.24
Net Assets (000's) .........................................    $  18,457       $  25,956
Number of units outstanding, end of period (000's) .........          164             163
Total Return ...............................................      ( 29.33)%       ( 25.66)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $   51.07       $   72.23
Net Assets (000's) .........................................    $   7,609       $   7,512
Number of units outstanding, end of period (000's) .........          149             104
Total Return ...............................................      ( 29.30)%       ( 25.63)%

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................    $   50.39       $   71.49
Net Assets (000's) .........................................           --              --
Number of units outstanding, end of period (000's) .........           --              --
Total Return ...............................................      ( 29.51)%       ( 25.85)%

EQ/Alliance Common Stock
------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................    $  177.96       $  266.27
Net Assets (000's) .........................................    $ 112,827       $ 186,389
Number of units outstanding, end of period (000's) .........          634             700
Total Return ...............................................      ( 33.17)%       ( 10.52)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................    $  488.55       $  735.40
Net Assets (000's) .........................................    $1,266,810      $2,122,364
Number of units outstanding, end of period (000's) .........        2,593           2,886
Total Return ...............................................      ( 33.57)%       ( 11.06)%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................    $  120.43       $  181.64
Net Assets (000's) .........................................    $   8,189       $  11,443
Number of units outstanding, end of period (000's) .........           68              63
Total Return ...............................................      ( 33.70)%       ( 11.24)%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  207.42       $  313.16
Net Assets (000's) .........................................    $  93,339       $ 147,812
Number of units outstanding, end of period (000's) .........          450             472
Total Return ...............................................      ( 33.77)%       ( 11.33)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $   67.02       $  101.14
Net Assets (000's) .........................................    $  95,436       $ 106,703
Number of units outstanding, end of period (000's) .........        1,424           1,055
Total Return ...............................................      ( 33.74)%       ( 11.28)%




                                                                        Years Ended December 31,
                                                             ----------------------------------------------
                                                                   2000           1999            1998
                                                             --------------- -------------- ---------------
EQ/Aggressive Stock (Concluded)
-------------------------------
Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  214.20      $  248.82       $  211.28
Net Assets (000's) .........................................    $  34,486      $   41,802      $  37,185
Number of units outstanding, end of period (000's) .........          161             168            176
Total Return ...............................................      ( 13.91)%         17.71%       (  0.62)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $   97.12      $  112.75              --
Net Assets (000's) .........................................    $   4,953      $    1,579             --
Number of units outstanding, end of period (000's) .........           51              14             --
Total Return ...............................................      ( 13.86)%         17.83%            --
Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................    $   96.41      $  112.26              --
Net Assets (000's) .........................................           --              --             --
Number of units outstanding, end of period (000's) .........           --              --             --
Total Return ...............................................      ( 14.12)%         17.43%            --

EQ/Alliance Common Stock
------------------------------------------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
      0.00%
Unit Value, end of period ..................................    $  297.57      $  346.14       $  276.49
Net Assets (000's) .........................................    $ 199,074      $  218,414      $ 147,922
Number of units outstanding, end of period (000's) .........          669             631            535
Total Return ...............................................      ( 14.03)%         25.19%         29.38%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................    $  826.84      $  967.57       $  777.53
Net Assets (000's) .........................................    $2,511,940     $3,350,695      $2,657,598
Number of units outstanding, end of period (000's) .........        3,038           3,463          3,418
Total Return ...............................................      ( 14.54)%         24.44%         28.61%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................    $  204.64      $  239.96       $  193.22
Net Assets (000's) .........................................    $  11,460      $   11,518      $   6,569
Number of units outstanding, end of period (000's) .........           56              48             34
Total Return ...............................................      ( 14.72)%         24.19%         28.35%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  353.18      $  414.53       $  334.12
Net Assets (000's) .........................................    $ 162,816      $  175,346      $ 121,620
Number of units outstanding, end of period (000's) .........          461             423            364
Total Return ...............................................      ( 14.80)%         24.07%         28.22%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $  114.00      $  133.73              --
Net Assets (000's) .........................................    $  64,410      $   12,838             --
Number of units outstanding, end of period (000's) .........          565              96             --
Total Return ...............................................      ( 14.75)%         24.13%            --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             ------------------------------------------------------------------
                                                                  2002          2001         2000         1999         1998
                                                             ------------- ------------- ------------ ------------ ------------
EQ/Alliance Common Stock (Concluded)
------------------------------------
Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................   $  66.13      $ 100.09      $ 113.16     $ 133.16           --
Net Assets (000's) .........................................         --            --            --           --           --
Number of units outstanding, end of period (000's) .........         --            --            --           --           --
Total Return ...............................................    ( 33.93)%     ( 11.55)%     ( 15.01)%      23.76%          --

EQ/Alliance Growth and Income
-----------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 230.51      $ 292.03      $ 295.84     $ 271.53     $ 228.82
Net Assets (000's) .........................................   $ 39,878      $ 50,521      $ 43,784     $ 32,584     $ 17,162
Number of units outstanding, end of period (000's) .........        173           173           148          120           75
Total Return ...............................................    ( 21.07)%     (  1.29)%        8.95%       18.66%       20.86%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Paramount Life - Class A 0.60%
Unit Value, end of period ..................................   $ 215.70      $ 274.91      $ 280.19     $ 258.71     $ 219.33
Net Assets (000's) .........................................   $197,150      $247,419      $203,138     $172,301     $119,754
Number of units outstanding, end of period (000's) .........        914           900           725          666          546
Total Return ...............................................    ( 21.54)%     (  1.88)%        8.30%       17.95%       20.14%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 170.05      $ 217.17      $ 221.79     $ 205.20     $ 174.32
Net Assets (000's) .........................................   $  2,381      $  2,823      $  2,440     $  1,847     $  1,046
Number of units outstanding, end of period (000's) .........         14            13            11            9            6
Total Return ...............................................    ( 21.70)%     (  2.08)%        8.09%       17.71%       19.90%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 209.75      $ 268.14      $ 274.12     $ 253.86     $ 215.88
Net Assets (000's) .........................................   $ 24,960      $ 31,372      $ 26,864     $ 21,832     $ 12,953
Number of units outstanding, end of period (000's) .........        119           117            98           86           60
Total Return ...............................................    ( 21.78)%     (  2.18)%        7.98%       17.60%       19.78%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  87.98      $ 112.42      $ 114.87     $ 106.33           --
Net Assets (000's) .........................................   $ 60,178      $ 48,453      $ 18,149     $  3,190           --
Number of units outstanding, end of period (000's) .........        684           431           158           30           --
Total Return ...............................................    ( 21.74)%     (  2.13)%        8.03%        6.33%          --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................   $ 100.27            --            --           --           --
Net Assets (000's) .........................................         --            --            --           --           --
Number of units outstanding, end of period (000's) .........         --            --            --           --           --
Total Return ...............................................    ( 18.59)%          --            --           --           --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                             --------------------------------------------------------------------
                                                                  2002          2001          2000          1999         1998
                                                             ------------- ------------- ------------- ------------- ------------
EQ/Alliance Intermediate Government Securities
----------------------------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 174.96      $ 160.72      $ 148.60      $ 136.12     $ 135.93
Net Assets (000's) .........................................   $ 54,588      $ 38,734      $ 16,940      $ 17,151     $  13,049
Number of units outstanding, end of period (000's) .........        312           241           114           126            96
Total Return ...............................................       8.86%         8.16%         9.17%         0.14%         7.75%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 204.02      $ 188.55      $ 175.38      $ 161.62     $ 162.37
Net Assets (000's) .........................................   $110,987      $ 67,312      $ 49,808      $ 55,921     $  56,667
Number of units outstanding, end of period (000's) .........        544           357           284           346           349
Total Return ...............................................       8.20%         7.51%         8.51%      (  0.46)%        7.10%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 148.16      $ 137.19      $ 127.88      $ 118.08     $ 118.87
Net Assets (000's) .........................................   $    444      $    274      $    128      $    118     $     119
Number of units outstanding, end of period (000's) .........          3             2             1             1             1
Total Return ...............................................       8.00%         7.28%         8.30%      (  0.66)%        6.88%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 169.94      $ 157.52      $ 146.97      $ 135.85     $ 136.89
Net Assets (000's) .........................................   $ 11,216      $  7,088      $  4,703      $  4,483     $   4,517
Number of units outstanding, end of period (000's) .........         66            45            32            33            33
Total Return ...............................................       7.88%         7.18%         8.19%      (  0.76)%        6.78%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $ 125.69      $ 116.45      $ 108.59      $ 100.32            --
Net Assets (000's) .........................................   $ 25,766      $  9,200      $  3,258      $    100            --
Number of units outstanding, end of period (000's) .........        205            79            30             1            --
Total Return ...............................................       7.93%         7.24%         8.24%         0.32%           --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................   $ 127.05            --            --            --            --
Net Assets (000's) .........................................         --            --            --            --            --
Number of units outstanding, end of period (000's) .........         --            --            --            --            --
Total Return ...............................................      63.98%           --            --            --            --

EQ/Alliance International (t)
-----------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $  96.54      $ 107.16      $ 138.93      $ 180.49     $ 131.00
Net Assets (000's) .........................................   $ 31,858      $  8,573      $ 12,087      $ 11,912     $   7,860
Number of units outstanding, end of period (000's) .........        330            80            87            66            60
Total Return ...............................................    (  9.91)%     ( 22.87)%     ( 22.77)%       37.78%        10.57%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $  92.14      $ 102.89      $ 134.21      $ 175.41     $ 128.07
Net Assets (000's) .........................................   $298,626      $ 37,658      $ 50,195      $ 56,657     $  41,879
Number of units outstanding, end of period (000's) .........      3,241           366           374           323           327
Total Return ...............................................    ( 10.45)%     ( 23.34)%     ( 23.49)%       36.96%         9.90%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                Years Ended December 31,
                                                               ---------------------------
                                                                    2002          2001
                                                               ------------- -------------
EQ/Alliance International (t) (Concluded)
-----------------------------------------
IL Protector - Class A 0.80%
Unit Value, end of period ....................................   $   76.87     $   86.02
Net Assets (000's) ...........................................   $   1,307     $     258
Number of units outstanding, end of period (000's) ...........          17             3
Total Return .................................................     ( 10.64)%     ( 23.49)%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ....................................   $   90.01     $  100.82
Net Assets (000's) ...........................................   $  26,193     $   4,436
Number of units outstanding, end of period (000's) ...........         291            44
Total Return .................................................     ( 10.72)%     ( 23.57)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $   69.94     $   78.27
Net Assets (000's) ...........................................   $  26,647     $   4,774
Number of units outstanding, end of period (000's) ...........         381            61
Total Return .................................................     ( 10.65)%     ( 23.77)%

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................   $   67.72            --
Net Assets (000's) ...........................................          --            --
Number of units outstanding, end of period (000's) ...........          --            --
Total Return .................................................     ( 15.96)%          --

EQ/Alliance Premier Growth
--------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $  100.34            --
Net Assets (000's) ...........................................          --            --
Number of units outstanding, end of period (000's) ...........          --            --
Total Return .................................................     (  9.22)%          --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................   $   72.69            --
Net Assets (000's) ...........................................          --            --
Number of units outstanding, end of period (000's) ...........          --            --
Total Return .................................................     ( 24.09)%          --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (a)
Unit Value, end of period ....................................   $   51.08     $   74.19
Net Assets (000's) ...........................................   $   5,823     $   7,716
Number of units outstanding, end of period (000's) ...........         114           104
Total Return .................................................     ( 31.15)%     ( 23.96)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $   49.99     $   73.05
Net Assets (000's) ...........................................   $  67,786     $  99,056
Number of units outstanding, end of period (000's) ...........       1,356         1,356
Total Return .................................................     ( 31.57)%     ( 24.42)%




                                                                      Years Ended December 31,
                                                               ---------------------------------------
                                                                    2000         1999         1998
                                                               ------------- ------------ ------------
EQ/Alliance International (t) (Concluded)
-----------------------------------------
IL Protector - Class A 0.80%
Unit Value, end of period ....................................   $ 112.42     $ 147.23     $ 107.71
Net Assets (000's) ...........................................   $    225     $     294    $     215
Number of units outstanding, end of period (000's) ...........          2             2            2
Total Return .................................................    ( 23.64)%       36.68%        9.68%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ....................................   $ 131.90     $ 172.91     $ 126.63
Net Assets (000's) ...........................................   $  6,199     $   6,743    $   5,065
Number of units outstanding, end of period (000's) ...........         47            39           40
Total Return .................................................    ( 23.72)%       36.55%        9.57%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $ 102.67     $ 134.41            --
Net Assets (000's) ...........................................   $  3,491     $     269           --
Number of units outstanding, end of period (000's) ...........         34             2           --
Total Return .................................................    ( 23.61)%       34.41%          --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................         --            --           --
Net Assets (000's) ...........................................         --            --           --
Number of units outstanding, end of period (000's) ...........         --            --           --
Total Return .................................................         --            --           --

EQ/Alliance Premier Growth
--------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................         --            --           --
Net Assets (000's) ...........................................         --            --           --
Number of units outstanding, end of period (000's) ...........         --            --           --
Total Return .................................................         --            --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................         --            --           --
Net Assets (000's) ...........................................         --            --           --
Number of units outstanding, end of period (000's) ...........         --            --           --
Total Return .................................................         --            --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (a)
Unit Value, end of period ....................................   $  97.57     $ 119.55            --
Net Assets (000's) ...........................................   $  9,074     $   3,587           --
Number of units outstanding, end of period (000's) ...........         93            30           --
Total Return .................................................    ( 18.34)%       18.97%          --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  96.65     $ 119.14            --
Net Assets (000's) ...........................................   $394,042     $  43,486           --
Number of units outstanding, end of period (000's) ...........      4,077           365           --
Total Return .................................................    ( 18.88)%       18.52%          --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                             --------------------------------------------------------------------
                                                                  2002          2001          2000          1999         1998
                                                             ------------- ------------- ------------- ------------- ------------
EQ/Alliance Premier Growth (Concluded)
--------------------------------------
IL Protector - Class B 0.80% (a)
Unit Value, end of period ..................................   $  49.63      $  72.67      $  96.34      $ 119.00            --
Net Assets (000's) .........................................   $    397      $    509      $    385      $    119            --
Number of units outstanding, end of period (000's) .........          8             7             4             1            --
Total Return ...............................................    ( 31.70)%     ( 24.57)%     ( 19.04)%       18.36%           --

Survivorship 2000 - Class B 0.90% (a)
Unit Value, end of period ..................................   $  49.45      $  72.48      $  96.19      $ 118.93            --
Net Assets (000's) .........................................   $  3,808      $  5,943      $  6,541      $  4,044            --
Number of units outstanding, end of period (000's) .........         77            82            68            34            --
Total Return ...............................................    ( 31.77)%     ( 24.65)%     ( 19.12)%       18.28%           --

EQ/Alliance Quality Bond
------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 186.96      $ 173.20      $ 159.94      $ 143.47      $ 146.39
Net Assets (000's) .........................................   $ 49,731      $ 45,032      $ 28,949      $ 20,229      $ 10,833
Number of units outstanding, end of period (000's) .........        266           260           181           141            74
Total Return ...............................................       7.94%         8.29%        11.48%      (  2.00)%        8.69%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 166.82      $ 155.47      $ 144.44      $ 130.34      $ 133.80
Net Assets (000's) .........................................   $ 85,412      $ 81,777      $419,887      $208,414      $214,749
Number of units outstanding, end of period (000's) .........        512           526         2,907         1,599         1,605
Total Return ...............................................       7.30%         7.64%        10.82%      (  2.59)%        8.03%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 155.71      $ 145.42      $ 135.37      $ 122.40      $ 125.91
Net Assets (000's) .........................................   $    467      $    291      $    135      $    122            --
Number of units outstanding, end of period (000's) .........          3             2             1             1            --
Total Return ...............................................       7.08%         7.42%        10.60%      (  2.78)%        7.82%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 162.22      $ 151.64      $ 141.31      $ 127.90      $ 131.69
Net Assets (000's) .........................................   $  8,922      $  7,127      $  4,805      $  3,709      $  2,897
Number of units outstanding, end of period (000's) .........         55            47            34            29            22
Total Return ...............................................       6.98%         7.31%        10.48%      (  2.88)%        7.71%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $ 125.90      $ 117.63      $ 109.56      $  99.05            --
Net Assets (000's) .........................................   $ 23,795      $ 10,822      $  1,863      $     99            --
Number of units outstanding, end of period (000's) .........        189            92            17             1            --
Total Return ...............................................       7.03%         7.36%        10.62%      (  0.95)%          --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................   $ 126.38            --            --            --            --
Net Assets (000's) .........................................         --            --            --            --            --
Number of units outstanding, end of period (000's) .........         --            --            --            --            --
Total Return ...............................................       6.45%           --            --            --            --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                               ----------------------------------------------------------------
                                                                   2002         2001         2000         1999         1998
                                                               ------------ ------------ ------------ ------------ ------------
EQ/Alliance Small Cap Growth (p)
--------------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period (b) ................................   $ 107.54     $ 153.80     $ 176.81    $ 155.12      $ 121.27
Net Assets (000's) ...........................................   $ 15,056     $ 19,840     $ 21,040    $  11,324     $  5,578
Number of units outstanding, end of period (000's) ...........        140          129          119           73           46
Total Return .................................................    ( 30.08)%    ( 13.02)%      13.98%       27.91%     (  4.28)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period (a) ................................   $ 103.93     $ 149.53     $ 172.96    $ 152.65      $ 120.06
Net Assets (000's) ...........................................   $ 69,217     $ 96,297     $111,386    $  53,580     $ 39,740
Number of units outstanding, end of period (000's) ...........        666          644          644          351          331
Total Return .................................................    ( 30.50)%    ( 13.55)%      14.12%       27.75%     (  4.85)%

IL Protector - Class A 0.80%
Unit Value, end of period (a) ................................   $ 102.75     $ 148.13     $ 171.69    $ 151.83      $ 119.66
Net Assets (000's) ...........................................   $    719     $    889     $    858    $     455     $    239
Number of units outstanding, end of period (000's) ...........          7            6            5            3            2
Total Return .................................................    ( 30.64)%    ( 13.72)%      13.08%       26.89%     (  5.04)%

Survivorship 2000 - Class 0.90%
Unit Value, end of period (a) ................................   $ 102.16     $ 147.44     $ 171.05    $ 151.42      $ 119.45
Net Assets (000's) ...........................................   $  6,743     $  8,699     $  8,381    $   4,088     $  2,867
Number of units outstanding, end of period (000's) ...........         66           59           49           27           24
Total Return .................................................    ( 30.71)%    ( 13.80)%      12.96%       26.76%     (  5.13)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  78.76     $ 113.58     $ 131.71    $ 116.59            --
Net Assets (000's) ...........................................   $ 24,573     $ 21,012     $  9,351    $     350           --
Number of units outstanding, end of period (000's) ...........        312          185           71            3           --
Total Return .................................................    ( 30.66)%    ( 13.76)%      12.97%       26.86%          --

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ....................................   $  77.71     $ 112.41     $ 130.74    $ 116.08            --
Net Assets (000's) ...........................................         --           --           --           --           --
Number of units outstanding, end of period (000's) ...........         --           --           --           --           --
Total Return .................................................    ( 30.87)%    ( 14.02)%      12.63%       26.47%          --

EQ/Alliance Technology
----------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 111.29           --           --           --           --
Net Assets (000's) ...........................................         --           --           --           --           --
Number of units outstanding, end of period (000's) ...........         --           --           --           --           --
Total Return .................................................    (  5.36)%         --           --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (c)
Unit Value, end of period ....................................   $  29.86     $  50.43     $  66.74           --           --
Net Assets (000's) ...........................................   $  3,105     $  3,984     $  3,671           --           --
Number of units outstanding, end of period (000's) ...........        104           79           55           --           --
Total Return .................................................    ( 40.78)%    ( 24.44)%    ( 33.30)%         --           --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                               Years Ended December 31,
                                                             -----------------------------
                                                                   2002           2001
                                                             --------------- -------------
EQ/Alliance Technology (Concluded)
----------------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (c)
Unit Value, end of period ..................................    $   29.38      $  49.91
Net Assets (000's) .........................................    $  27,793      $ 38,381
Number of units outstanding, end of period (000's) .........          946           769
Total Return ...............................................      ( 41.13)%     ( 24.90)%

IL Protector - Class B 0.80% (c)
Unit Value, end of period ..................................    $   29.22      $  49.74
Net Assets (000's) .........................................    $     117      $    149
Number of units outstanding, end of period (000's) .........            4             3
Total Return ...............................................      ( 41.25)%     ( 25.04)%

Survivorship 2000 - Class B 0.90% (c)
Unit Value, end of period ..................................    $   29.14      $  49.65
Net Assets (000's) .........................................    $   1,195      $  1,787
Number of units outstanding, end of period (000's) .........           41            36
Total Return ...............................................      ( 41.31)%     ( 25.13)%

EQ/Balanced (h)(u)
------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
   0.00%
Unit Value, end of period ..................................    $  182.16      $ 208.22
Net Assets (000's) .........................................    $  77,236      $ 36,230
Number of units outstanding, end of period (000's) .........          424           174
Total Return ...............................................      ( 12.52)%     (  1.84)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................    $  424.44      $ 488.09
Net Assets (000's) .........................................    $1,081,049     $599,863
Number of units outstanding, end of period (000's) .........        2,547         1,229
Total Return ...............................................      ( 13.04)%     (  2.43)%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................    $  140.40      $ 161.78
Net Assets (000's) .........................................    $   3,089      $  1,294
Number of units outstanding, end of period (000's) .........           22             8
Total Return ...............................................      ( 13.22)%     (  2.63)%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  179.69      $ 207.26
Net Assets (000's) .........................................    $  86,072      $ 36,478
Number of units outstanding, end of period (000's) .........          479           176
Total Return ...............................................      ( 13.30)%     (  2.73)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $   91.64      $ 105.65
Net Assets (000's) .........................................    $  48,019      $ 17,855
Number of units outstanding, end of period (000's) .........          524           169
Total Return ...............................................      ( 13.26)%     (  2.69)%




                                                                     Years Ended December 31,
                                                             -----------------------------------------
                                                                  2000          1999          1998
                                                             ------------- -------------- ------------
EQ/Alliance Technology (Concluded)
----------------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (c)
Unit Value, end of period ..................................   $  66.46              --           --
Net Assets (000's) .........................................   $ 29,442              --           --
Number of units outstanding, end of period (000's) .........        443              --           --
Total Return ...............................................    ( 33.52)%            --           --

IL Protector - Class B 0.80% (c)
Unit Value, end of period ..................................   $  66.36              --           --
Net Assets (000's) .........................................   $    133              --           --
Number of units outstanding, end of period (000's) .........          2              --           --
Total Return ...............................................    ( 33.61)%            --           --

Survivorship 2000 - Class B 0.90% (c)
Unit Value, end of period ..................................   $  66.31              --           --
Net Assets (000's) .........................................   $  1,857              --           --
Number of units outstanding, end of period (000's) .........         28              --           --
Total Return ...............................................    ( 33.66)%            --           --

EQ/Balanced (h)(u)
------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 212.12      $  214.97      $ 182.49
Net Assets (000's) .........................................   $ 22,273      $   20.852     $ 12,774
Number of units outstanding, end of period (000's) .........        105              97           70
Total Return ...............................................    (  1.32)%        17.79  %      18.11%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 500.27      $  510.02      $ 435.59
Net Assets (000's) .........................................   $457,747      $  496,759     $464,339
Number of units outstanding, end of period (000's) .........        915             974        1,066
Total Return ...............................................    (  1.91)%        17.09  %      17.40%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 166.15      $  169.73      $ 145.25
Net Assets (000's) .........................................   $    665      $      509     $    291
Number of units outstanding, end of period (000's) .........          4               3            2
Total Return ...............................................    (  2.11)%        16.85  %      17.17%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 213.08      $  217.89      $ 186.65
Net Assets (000's) .........................................   $ 22,160      $   21,571     $ 16,612
Number of units outstanding, end of period (000's) .........        104              99           89
Total Return ...............................................    (  2.21)%        16.73  %      17.05%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $ 108.57      $  110.98            --
Net Assets (000's) .........................................   $  5,320      $    1,332           --
Number of units outstanding, end of period (000's) .........         49              12           --
Total Return ...............................................    (  2.17)%        10.98  %         --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                                 ------------------------------------------------------------
                                                                      2002           2001           2000        1999     1998
                                                                 -------------   ------------   ------------   ------   -----
EQ/Balanced (h)(u) (Concluded)
------------------------------
Survivorship 2000 - Class B 0.90% (h)
Unit Value, end of period ....................................     $  99.02        $ 114.49             --     --       --
Net Assets (000's) ...........................................           --              --             --     --       --
Number of units outstanding, end of period (000's) ...........           --              --             --     --       --
Total Return .................................................      ( 13.51)%       (  3.93)%           --     --       --

EQ/Bernstein Diversified Value (g)
----------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 110.15              --             --     --       --
Net Assets (000's) ...........................................           --              --             --     --       --
Number of units outstanding, end of period (000's) ...........           --              --             --     --       --
Total Return .................................................      (  0.72)%            --             --     --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $  82.71              --             --     --       --
Net Assets (000's) ...........................................     $     83              --             --     --       --
Number of units outstanding, end of period (000's) ...........            1              --             --     --       --
Total Return .................................................      ( 16.40)%            --             --     --       --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (g)
Unit Value, end of period ....................................     $  84.16        $  97.45             --     --       --
Net Assets (000's) ...........................................     $ 19,862        $ 16,567             --     --       --
Number of units outstanding, end of period (000's) ...........          236             170             --     --       --
Total Return .................................................      ( 13.64)%       (  0.92)%           --     --       --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (e)
Unit Value, end of period ....................................     $  95.52        $ 111.27       $ 108.58     --       --
Net Assets (000's) ...........................................     $ 79,664        $ 57,860       $    280     --       --
Number of units outstanding, end of period (000's) ...........          834             520              3     --       --
Total Return .................................................      ( 14.16)%          2.48%       (  2.55)%   --       --

Survivorship Incentive Life - Class B 0.60% (e)
Unit Value, end of period ....................................     $  82.03        $  95.56       $  93.25     --       --
Net Assets (000's) ...........................................     $    820        $    478       $    217     --       --
Number of units outstanding, end of period (000's) ...........           10               5              2     --       --
Total Return .................................................      ( 14.16)%          2.48%       (  2.55)%   --       --

IL Protector - Class B 0.80% (g)
Unit Value, end of period ....................................     $  81.91        $  95.61             --     --       --
Net Assets (000's) ...........................................     $    410        $    382             --     --       --
Number of units outstanding, end of period (000's) ...........            5               4             --     --       --
Total Return .................................................      ( 14.33)%       (  2.03)%           --     --       --

Survivorship 2000 - Class B 0.90% (g)
Unit Value, end of period ....................................     $  94.25        $ 110.12             --     --       --
Net Assets (000's) ...........................................     $  7,823        $  7,048             --     --       --
Number of units outstanding, end of period (000's) ...........           83              64             --     --       --
Total Return .................................................      ( 14.41)%       (  2.09)%           --     --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                 Years Ended December 31,
                                                               ------------------------------------------------------------
                                                                   2002            2001           2000        1999     1998
                                                               ------------   -------------   ------------   ------   -----
EQ/Calvert Socially Responsible
-------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 102.86             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      (  4.27)%           --              --     --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  64.54             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      ( 19.40)%           --              --     --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  63.89             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      ( 19.56)%           --              --     --       --

EQ/Capital Guardian International
---------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 106.79             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      (  1.90)%           --              --     --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  83.46             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      ( 15.60)%           --              --     --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (b)
Unit Value, end of period ..................................     $  69.16       $  81.90        $ 104.15     --       --
Net Assets (000's) .........................................     $  1,314       $    737        $    417     --       --
Number of units outstanding, end of period (000's) .........           19              9               4     --       --
Total Return ...............................................      ( 15.56)%       (21.36)%       ( 19.58)%   --       --

Survivorship 2000 - Class B 0.90% (r)
Unit Value, end of period ..................................     $  68.46       $  81.32        $ 103.73     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      ( 15.81)%       (21.60)%       ( 19.82)%   --       --

EQ/Capital Guardian Research (s)
--------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 108.94             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      (  2.26)%           --              --     --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                Years Ended December 31,
                                                               ----------------------------------------------------------
                                                                    2002         2001         2000         1999      1998
                                                               ------------- ------------ ------------ ------------ -----
EQ/Capital Guardian Research (s) (Concluded)
--------------------------------------------
Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................   $  74.73            --           --           --   --
Net Assets (000's) ...........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) ...........         --            --           --           --   --
Total Return .................................................    ( 22.93)%          --           --           --   --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (b)
Unit Value, end of period ....................................   $  84.46      $ 112.11    $ 114.42     $ 108.04    --
Net Assets (000's) ...........................................   $  9,797      $  2,691    $   1,144           --   --
Number of units outstanding, end of period (000's) ...........        116            24           10           --   --
Total Return .................................................    ( 24.66)%     (  2.02)%       5.92%        7.10%  --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (b)
Unit Value, end of period ....................................   $  82.78      $ 110.55    $ 113.51     $ 107.82    --
Net Assets (000's) ...........................................   $ 39,321      $  5,306    $   1,703    $     108   --
Number of units outstanding, end of period (000's) ...........        475            48           15            1   --
Total Return .................................................    ( 25.12)%     (  2.61)%       5.28%        6.67%  --

IL Protector - Class B 0.80% (b)
Unit Value, end of period ....................................   $  82.22      $ 110.03    $ 113.20     $ 107.75    --
Net Assets (000's) ...........................................   $    411            --           --           --   --
Number of units outstanding, end of period (000's) ...........          5            --           --           --   --
Total Return .................................................    ( 25.27)%     (  2.80)%       5.07%        6.53%  --

Survivorship 2000 - Class B 0.90% (b)
Unit Value, end of period ....................................   $  81.95      $ 109.77    $ 113.05     $ 107.71    --
Net Assets (000's) ...........................................   $  3,032      $    110    $     113           --   --
Number of units outstanding, end of period (000's) ...........         37             1            1           --   --
Total Return .................................................    ( 25.34)%     (  2.90)%       5.07%        6.46%  --

EQ/Capital Guardian U.S. Equity (o)
-----------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 111.76            --           --           --   --
Net Assets (000's) ...........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) ...........         --            --           --           --   --
Total Return .................................................    (  1.73)%          --           --           --   --

Paramount Life - Class A 0.60% (r)
Unit Value, end of period ....................................   $  75.92            --           --           --   --
Net Assets (000's) ...........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) ...........         --            --           --           --   --
Total Return .................................................    ( 22.22)%          --           --           --   --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (b)
Unit Value, end of period ....................................   $  80.24      $ 105.12    $ 107.27     $ 103.56    --
Net Assets (000's) ...........................................   $  2,808      $  1,261    $     429    $     104   --
Number of units outstanding, end of period (000's) ...........         35            12            4            1   --
Total Return .................................................    ( 23.67)%     (  2.01)%       3.58%        3.76%  --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002         2001          2000         1999          1998
                                                             ------------- ------------ ------------- ------------ -------------
EQ/Capital Guardian U.S. Equity (o) (Concluded)
-----------------------------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (b)
Unit Value, end of period ..................................   $  78.64      $ 103.65     $ 106.42     $ 103.35            --
Net Assets (000's) .........................................   $ 20,210      $  7,670     $  1,596     $     413           --
Number of units outstanding, end of period (000's) .........        257            74           15             4           --
Total Return ...............................................    ( 24.13)%     (  2.60)%       2.97%         3.32%          --

IL Protector - Class B 0.80% (b)
Unit Value, end of period ..................................   $  78.12      $ 103.17     $ 106.13     $ 103.28            --
Net Assets (000's) .........................................   $     78            --           --            --           --
Number of units outstanding, end of period (000's) .........          1            --           --            --           --
Total Return ...............................................    ( 24.28)%     (  2.79)%       2.76%         3.28%          --

Survivorship 2000 - Class B 0.90% (b)
Unit Value, end of period ..................................   $  77.86      $ 102.92     $ 105.99     $ 103.25            --
Net Assets (000's) .........................................   $  1,246      $    206           --            --           --
Number of units outstanding, end of period (000's) .........         16             2           --            --           --
Total Return ...............................................    ( 24.36)%     (  2.90)%       2.66%         3.11%          --

EQ/Emerging Markets Equity
--------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 111.41            --           --            --           --
Net Assets (000's) .........................................         --            --           --            --           --
Number of units outstanding, end of period (000's) .........         --            --           --            --           --
Total Return ...............................................       0.40%           --           --            --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $  61.00      $  64.83     $  68.35     $ 114.00      $  58.24
Net Assets (000's) .........................................   $  8,418      $  8,493     $ 11,825     $  13,452     $  2,213
Number of units outstanding, end of period (000's) .........        138           131          173           118           38
Total Return ...............................................    (  5.91)%     (  5.15)%    ( 40.12)%       95.74%      (27.03)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
After, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60%
Unit Value, end of period ..................................   $  59.06      $  63.15     $  66.98     $ 112.39      $  57.77
Net Assets (000's) .........................................   $ 29,294      $ 25,513     $ 25,318     $  23,265     $  4,217
Number of units outstanding, end of period (000's) .........        496           404          378           207           73
Total Return ...............................................    (  6.47)%     (  5.72)%    ( 40.40)%       94.55%      (27.45)%

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  80.07      $  85.61     $  90.81     $ 152.38            --
Net Assets (000's) .........................................   $  1,201      $  1,027     $    636            --           --
Number of units outstanding, end of period (000's) .........         15            12            7            --           --
Total Return ...............................................    (  6.47)%     (  5.73)%    ( 40.41)%       94.57%          --

IL Protector - Class B 0.80%
Unit Value, end of period ..................................   $  58.42      $  62.59     $  66.53     $ 111.86      $  57.61
Net Assets (000's) .........................................   $    175      $    125           --            --           --
Number of units outstanding, end of period (000's) .........          3             2           --            --           --
Total Return ...............................................    (  6.66)%     (  5.92)%    ( 40.52)%       94.18%      (27.60)%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                             --------------------------------------------------------------------
                                                                  2002          2001          2000         1999          1998
                                                             ------------- ------------- ------------- ------------ -------------
EQ/Emerging Markets Equity (Concluded)
--------------------------------------
Survivorship 2000 - Class B 0.90%
Unit Value, end of period ..................................   $  58.11      $  62.32      $  66.30      $ 111.59     $  57.53
Net Assets (000's) .........................................   $  1,860      $  1,558      $  1,724      $  2,120     $    575
Number of units outstanding, end of period (000's) .........         32            25            26            19           10
Total Return ...............................................    (  6.76)%     (  6.01)%     ( 40.59)%       93.97%     ( 27.67)%

EQ/Equity 500 Index (i)
-----------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 211.57      $ 271.91      $ 308.78      $ 341.51     $ 283.69
Net Assets (000's) .........................................   $ 96,264      $112,027      $118,263      $101,087     $ 49,646
Number of units outstanding, end of period (000's) .........        455           412           383           296          175
Total Return ...............................................    ( 22.19)%     ( 11.94)%     (  9.58)%       20.38%       28.07%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 202.71      $ 262.11      $ 299.46      $ 333.19     $ 278.44
Net Assets (000's) .........................................   $307,916      $396,048      $453,682      $687,371     $360,301
Number of units outstanding, end of period (000's) .........      1,519         1,511         1,515         2,063        1,294
Total Return ...............................................    ( 22.66)%     ( 12.47)%     ( 10.12)%       19.66%       27.30%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 140.26      $ 181.73      $ 208.05      $ 231.94     $ 194.22
Net Assets (000's) .........................................   $  2,805      $  3,453      $  3,537      $  3,479     $  1,942
Number of units outstanding, end of period (000's) .........         20            19            17            15           10
Total Return ...............................................    ( 22.82)%     ( 12.65)%     ( 10.30)%       19.42%       27.05%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 197.37      $ 255.97      $ 293.34      $ 327.37     $ 274.40
Net Assets (000's) .........................................   $ 41,842      $ 54,010      $ 53,388      $ 52,379     $ 31,556
Number of units outstanding, end of period (000's) .........        212           211           182           160          115
Total Return ...............................................    ( 22.89)%     ( 12.74)%     ( 10.39)%       19.30%       26.92%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  66.22      $  85.84      $  98.32      $ 109.66           --
Net Assets (000's) .........................................   $ 57,545      $ 49,358      $ 29,693      $  5,593           --
Number of units outstanding, end of period (000's) .........        869           575           302            51           --
Total Return ...............................................    ( 22.86)%     ( 12.69)%     ( 10.34)%        9.66%          --

Survivorship 2000 - Class B 0.90% (d)
Unit Value, end of period ..................................   $  75.18      $  97.75      $ 112.30            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    ( 23.09)%     ( 12.95)%     ( 10.66)%          --           --

EQ/Evergreen Omega
------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 101.93            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    (  5.46)%          --            --            --           --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                 Years Ended December 31,
                                                               -------------------------------------------------------------
                                                                    2002          2001          2000          1999      1998
                                                               ------------- ------------- ------------- ------------- -----
EQ/Evergreen Omega (Concluded)
------------------------------
IL Plus Original Series, Incentive Life COLI - Class B
0.00% (a)
Unit Value, end of period ....................................   $  59.63      $  78.47      $  94.55      $  98.90    --
Net Assets (000's) ...........................................   $    298      $    314            --            --    --
Number of units outstanding, end of period (000's) ...........          5             4            --            --    --
Total Return .................................................    ( 24.01)%      (17.01)%     ( 11.66)%        9.70%   --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  56.63      $  74.98      $  90.90      $ 103.57    --
Net Assets (000's) ...........................................   $  1,586      $    900      $    455            --    --
Number of units outstanding, end of period (000's) ...........         28            12             5            --    --
Total Return .................................................    ( 24.47)%      (17.51)%     ( 12.24)%        9.06%   --

IL Protector - Class B 0.80% (a)
Unit Value, end of period ....................................   $  58.05      $  77.01      $  93.55      $ 106.81    --
Net Assets (000's) ...........................................         --            --            --            --    --
Number of units outstanding, end of period (000's) ...........         --            --            --            --    --
Total Return .................................................    ( 24.63)%      (17.68)%     ( 12.42)%        6.81%   --

Survivorship 2000 - Class B 0.90% (a)
Unit Value, end of period ....................................   $  57.85      $  76.83      $  93.42      $ 106.77    --
Net Assets (000's) ...........................................         --            --            --            --    --
Number of units outstanding, end of period (000's) ...........         --            --            --            --    --
Total Return .................................................    ( 24.70)%      (17.76)%     ( 12.50)%        6.77%   --

EQ/FI Mid Cap
-------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 108.51            --            --            --    --
Net Assets (000's) ...........................................         --            --            --            --    --
Number of units outstanding, end of period (000's) ...........         --            --            --            --    --
Total Return .................................................    (  0.62)%          --            --            --    --

Paramount Life Agent - Class A 0.60% (v)
Unit Value, end of period ....................................   $  80.95            --            --            --    --
Net Assets (000's) ...........................................         --            --            --            --    --
Number of units outstanding, end of period (000's) ...........         --            --            --            --    --
Total Return .................................................    ( 18.25)%          --            --            --    --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (d)
Unit Value, end of period ....................................   $  70.90      $  86.96      $ 100.42            --    --
Net Assets (000's) ...........................................   $  2,836      $  1,217      $    301            --    --
Number of units outstanding, end of period (000's) ...........         40            14             3            --    --
Total Return .................................................    ( 18.47)%      (13.41)%        0.46%           --    --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             ------------------------------------------------------------------
                                                                  2002          2001         2000         1999         1998
                                                             ------------- ------------- ------------ ------------ ------------
EQ/FI Mid Cap (Concluded)
-------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (e)
Unit Value, end of period ..................................   $  69.91      $  86.26     $ 100.23            --           --
Net Assets (000's) .........................................   $ 26,076      $ 13,025     $   1,103           --           --
Number of units outstanding, end of period (000's) .........        373           151            11           --           --
Total Return ...............................................    ( 18.95)%     ( 13.93)%        0.23%          --           --

IL Protector - Class B 0.80% (e)
Unit Value, end of period ..................................   $  69.58      $  86.03     $ 100.16            --           --
Net Assets (000's) .........................................   $     70            --            --           --           --
Number of units outstanding, end of period (000's) .........          1            --            --           --           --
Total Return ...............................................    ( 19.12)%     ( 14.11)%        0.16%          --           --

Survivorship 2000 - Class B 0.90% (e)
Unit Value, end of period ..................................   $  69.42      $  85.92     $ 100.13            --           --
Net Assets (000's) .........................................   $    902      $    773     $     100           --           --
Number of units outstanding, end of period (000's) .........         13             9             1           --           --
Total Return ...............................................    ( 19.20)%     ( 14.19)%        0.13%          --           --

EQ/FI Small/Mid Cap
-------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 107.13            --            --           --           --
Net Assets (000's) .........................................   $    107            --            --           --           --
Number of units outstanding, end of period (000's) .........          1            --            --           --           --
Total Return ...............................................    (  0.82)%          --            --           --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  80.65            --            --           --           --
Net Assets (000's) .........................................         --            --            --           --           --
Number of units outstanding, end of period (000's) .........         --            --            --           --           --
Total Return ...............................................    ( 22.04)%          --            --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $ 101.79      $ 119.34     $ 114.75     $ 109.14      $ 107.21
Net Assets (000's) .........................................   $ 14,963      $ 10,741     $   6,656    $   5,457     $  5,146
Number of units outstanding, end of period (000's) .........        147            90            58           50           48
Total Return ...............................................    ( 14.71)%        4.00%         5.13%        1.80%     ( 10.02)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class B 0.60%
Unit Value, end of period ..................................   $  98.37      $ 116.03     $ 112.24     $ 107.40      $ 106.14
Net Assets (000's) .........................................   $ 92,173      $  1,508     $  28,172    $  27,924     $ 29,082
Number of units outstanding, end of period (000's) .........        937            13           251          260          274
Total Return ...............................................    ( 15.22)%        3.37%         4.51%        1.19%     ( 10.55)%

Incentive Life 2000 Sales 1999 and after, Survivorship
Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  95.56      $ 112.71     $ 109.03     $ 104.33            --
Net Assets (000's) .........................................   $  3,345      $ 60,638     $     218           --           --
Number of units outstanding, end of period (000's) .........         35           538             2           --           --
Total Return ...............................................    ( 15.22)%        3.37%         4.51%        1.19%          --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002         2001          2000          1999         1998
                                                             ------------- ------------ ------------- ------------- ------------
EQ/FI Small/Mid Cap (Concluded)
-------------------------------
IL Protector - Class B 0.80%
Unit Value, end of period ..................................   $  97.25     $ 114.94      $ 111.42      $ 106.82      $ 105.78
Net Assets (000's) .........................................   $    486     $     460     $    223      $    214      $    106
Number of units outstanding, end of period (000's) .........          5             4            2             2             1
Total Return ...............................................    ( 15.39)%        3.16%        4.30%         0.99%      ( 10.73)%

Survivorship 2000 - Class B 0.90%
Unit Value, end of period ..................................   $  96.70     $ 114.40      $ 111.01      $ 106.54      $ 105.60
Net Assets (000's) .........................................   $  7,446     $   5,377     $  2,442      $  2,131      $  2,323
Number of units outstanding, end of period (000's) .........         77            47           22            20            22
Total Return ...............................................    ( 15.47)%        3.06%        4.20%         0.88%      ( 10.82)%

Survivorship 2000 - Class B 0.90% (e)
Unit Value, end of period ..................................   $  76.24     $  90.19      $  87.52            --            --
Net Assets (000's) .........................................         --            --           --            --            --
Number of units outstanding, end of period (000's) .........         --            --           --            --            --
Total Return ...............................................    ( 15.47)%        3.05%        4.20%           --            --

EQ/High Yield
-------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 143.63     $ 147.62      $ 146.24      $ 160.08      $ 165.63
Net Assets (000's) .........................................   $ 19,965     $  18,305     $ 19,011      $ 20,810      $ 19,213
Number of units outstanding, end of period (000's) .........        139           124          130           130           116
Total Return ...............................................    (  2.70)%        0.95%     (  8.65)%     (  3.35)%     (  5.15)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Paramount Life - Class A 0.60%
Unit Value, end of period ..................................   $ 260.62     $ 269.48      $ 268.57      $ 295.76      $ 307.87
Net Assets (000's) .........................................   $ 87,308     $  89,737     $ 92,120      $118,304      $140,081
Number of units outstanding, end of period (000's) .........        335           333          343           400           455
Total Return ...............................................    (  3.29)%        0.34%     (  9.19)%     (  3.93)%     (  5.72)%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 105.76     $ 109.58      $ 109.43      $ 120.75      $ 125.95
Net Assets (000's) .........................................   $    740     $     657     $    657      $    604      $    630
Number of units outstanding, end of period (000's) .........          7             6            6             5             5
Total Return ...............................................    (  3.49)%        0.14%     (  9.38)%     (  4.13)%     (  5.91)%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 159.39     $ 165.31      $ 165.25      $ 182.53      $ 190.58
Net Assets (000's) .........................................   $  7,332     $   7,439     $  7,602      $  8,761      $  8,957
Number of units outstanding, end of period (000's) .........         46            45           46            48            47
Total Return ...............................................    (  3.58)%        0.03%     (  9.47)%     (  4.22)%     (  6.00)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  74.96     $  77.70      $  77.64      $  85.73            --
Net Assets (000's) .........................................   $  8,845     $   4,740     $  1,863      $    257            --
Number of units outstanding, end of period (000's) .........        118            61           24             3            --
Total Return ...............................................    (  3.53)%        0.08%     (  9.44)%     (  4.16)%          --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                              Years Ended December 31,
                                                             -----------------------------------------------------------
                                                                  2002          2001          2000         1999     1998
                                                             ------------- ------------- ------------- ----------- -----
EQ/High Yield (Concluded)
-------------------------
Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................   $  73.96      $  76.90      $  77.07      $  85.36  --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    (  3.82)%      ( 0.22)%     (  9.71)%    (  4.45)% --

EQ/International Equity Index
-----------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 104.71            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    (  2.54)%          --            --           --   --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  81.78            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    ( 17.37)%          --            --           --   --

Incentive Life 2000 Sales 1999 and after Incentive Life
Plus - Class B 0.60% (a)
Unit Value, end of period ..................................   $  63.10      $  77.32      $ 104.37     $ 127.44   --
Net Assets (000's) .........................................   $    422      $    309      $    209           --   --
Number of units outstanding, end of period (000's) .........          7             4             2           --   --
Total Return ...............................................    ( 18.39)%      (25.91)%     ( 18.11)%      26.70%  --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  62.25      $  76.28      $ 102.96     $ 125.72   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    ( 18.39)%      (25.91)%     ( 18.11)%      25.72%  --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  62.26      $  76.52      $ 103.61     $ 126.89   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    ( 18.64)%      (26.14)%     ( 18.35)%      26.32%  --

EQ/J.P. Morgan Core Bond
------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 102.25            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................       2.18%           --            --           --   --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $ 108.95            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................       7.30%           --            --           --   --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                 Years Ended December 31,
                                                               ------------------------------------------------------------
                                                                    2002          2001          2000         1999      1998
                                                               ------------- ------------- ------------- ------------ -----
EQ/J.P. Morgan Core Bond (Concluded)
------------------------------------
Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus - Class B 0.60% (a)
Unit Value, end of period ....................................   $ 132.34      $ 121.50      $ 113.24      $ 102.19   --
Net Assets (000's) ...........................................   $  7,411      $  2,795      $    340            --   --
Number of units outstanding, end of period (000's) ...........         56            23             3            --   --
Total Return .................................................       8.92%         7.29%        10.82%         0.45%  --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $ 130.09      $ 119.43      $ 111.31      $ 100.44   --
Net Assets (000's) ...........................................   $  4,553      $  1,911      $    668            --   --
Number of units outstanding, end of period (000's) ...........         35            16             6            --   --
Total Return .................................................       8.92%         7.29%        10.82%         0.45%  --

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ....................................   $ 130.58      $ 120.25      $ 112.42      $ 101.74   --
Net Assets (000's) ...........................................         --            --            --            --   --
Number of units outstanding, end of period (000's) ...........         --            --            --            --   --
Total Return .................................................       8.59%         6.97%         9.99%      (  2.48)% --

EQ/Janus Large Cap Growth
-------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 103.96            --            --            --   --
Net Assets (000's) ...........................................         --            --            --            --   --
Number of units outstanding, end of period (000's) ...........         --            --            --            --   --
Total Return .................................................    (  5.93)%          --            --            --   --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................   $  44.64            --            --            --   --
Net Assets (000's) ...........................................         --            --            --            --   --
Number of units outstanding, end of period (000's) ...........         --            --            --            --   --
Total Return .................................................    ( 24.00)%          --            --            --   --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (e)
Unit Value, end of period ....................................   $  45.27      $  64.96      $  84.32            --   --
Net Assets (000's) ...........................................   $  2,535      $  2,014      $    337            --   --
Number of units outstanding, end of period (000's) ...........         56            31             4            --   --
Total Return .................................................    ( 30.31)%     ( 22.96)%     ( 15.70)%          --   --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (e)
Unit Value, end of period ....................................   $  44.64      $  64.44      $  84.15            --   --
Net Assets (000's) ...........................................   $ 12,633      $ 11,148      $  3,029            --   --
Number of units outstanding, end of period (000's) ...........        283           173            36            --   --
Total Return .................................................    ( 30.73)%     ( 23.42)%     ( 15.85)%          --   --

IL Protector - Class B 0.80% (e)
Unit Value, end of period ....................................   $  44.43      $  64.27      $  84.10            --   --
Net Assets (000's) ...........................................   $     44      $     64            --            --   --
Number of units outstanding, end of period (000's) ...........          1             1            --            --   --
Total Return .................................................    ( 30.87)%     ( 23.58)%     ( 15.90)%          --   --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                              Years Ended December 31,
                                                             -----------------------------------------------------------
                                                                  2002          2001          2000         1999     1998
                                                             ------------- ------------- ------------- ----------- -----
EQ/Janus Large Cap Growth (Concluded)
-------------------------------------
Survivorship 2000 - Class B 0.90% (e)
Unit Value, end of period ..................................   $  44.32      $  64.18      $  84.07           --   --
Net Assets (000's) .........................................   $    576      $    385      $    168           --   --
Number of units outstanding, end of period (000's) .........         13             6             2           --   --
Total Return ...............................................    ( 30.94)%     ( 23.66)%     ( 15.93)%         --   --

EQ/Lazard Small Cap Value
-------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 109.56            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    (  1.84)%          --            --           --   --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus - Class B 0.60% (e)
Unit Value, end of period ..................................   $ 115.35      $ 134.71      $ 115.10           --   --
Net Assets (000's) .........................................   $  1,384      $  1,482      $    115           --   --
Number of units outstanding, end of period (000's) .........         12            11             1           --   --
Total Return ...............................................    ( 14.37)%       17.04%        17.81%          --   --

Survivorship Incentive Life - Class B 0.60% (e)
Unit Value, end of period ..................................   $ 112.31      $ 131.16      $ 112.07           --   --
Net Assets (000's) .........................................   $  1,011      $    787            --           --   --
Number of units outstanding, end of period (000's) .........          9             6            --           --   --
Total Return ...............................................    ( 14.37)%       17.04%        17.81%          --   --

Survivorship 2000 - Class B 0.90% (a)
Unit Value, end of period ..................................   $ 113.81      $ 133.32      $ 114.26     $ 97.28    --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    ( 14.63)%       16.68%        17.45%        0.82%  --

EQ/Marsico Focus
----------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $  96.87            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    (  6.15)%          --            --           --   --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (f)
Unit Value, end of period ..................................   $  93.97      $ 106.25            --           --   --
Net Assets (000's) .........................................   $  2,819            --            --           --   --
Number of units outstanding, end of period (000's) .........         30            --            --           --   --
Total Return ...............................................    ( 11.56)%        6.25%           --           --   --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                 Years Ended December 31,
                                                             -----------------------------------------------------------------
                                                                  2002         2001         2000         1999         1998
                                                             ------------- ------------ ------------ ------------ ------------
EQ/Marsico Focus (Concluded)
----------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (f)
Unit Value, end of period ..................................   $  93.27     $ 106.09            --           --           --
Net Assets (000's) .........................................   $ 17,535     $     637           --           --           --
Number of units outstanding, end of period (000's) .........        188             6           --           --           --
Total Return ...............................................    ( 12.08)%        6.09%          --           --           --

IL Protector - Class B 0.80% (f)
Unit Value, end of period ..................................   $  93.03     $ 106.04            --           --           --
Net Assets (000's) .........................................   $     93            --           --           --           --
Number of units outstanding, end of period (000's) .........          1            --           --           --           --
Total Return ...............................................    ( 12.27)%        6.04%          --           --           --

Survivorship 2000 - Class B 0.90% (f)
Unit Value, end of period ..................................   $  92.92     $ 106.01            --           --           --
Net Assets (000's) .........................................   $  1,022     $     106           --           --           --
Number of units outstanding, end of period (000's) .........         11             1           --           --           --
Total Return ...............................................    ( 12.35)%        6.01%          --           --           --

EQ/Mercury Basic Value Equity
-----------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 113.43            --           --           --           --
Net Assets (000's) .........................................         --            --           --           --           --
Number of units outstanding, end of period (000's) .........         --            --           --           --           --
Total Return ...............................................    (  1.08)%          --           --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $ 152.72     $ 183.25     $ 173.64     $ 155.30      $ 130.57
Net Assets (000's) .........................................   $ 19,243     $  17,592    $  12,676    $   6,678     $  2,873
Number of units outstanding, end of period (000's) .........        126            96           73           43           22
Total Return ...............................................    ( 16.66)%        5.53%       11.81%       19.00%       11.59%

Incentive Life, Incentive Life 2000, Incentive Life Plus ,
Champion 2000, Incentive Life 2000 Series 1999 and
after, Survivorship Incentive Life - Class B 0.60%
Unit Value, end of period ..................................   $ 147.60     $ 178.18     $ 169.86     $ 152.83      $ 129.27
Net Assets (000's) .........................................   $ 81,475     $  68,777    $  35,161    $  29,649     $ 15,512
Number of units outstanding, end of period (000's) .........        552           386          207          194          120
Total Return ...............................................    ( 17.16)%        4.90%       11.14%       18.23%       10.91%

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  96.52     $ 116.52     $ 111.08     $  99.95            --
Net Assets (000's) .........................................   $  3,378     $   2,330    $     778    $     200           --
Number of units outstanding, end of period (000's) .........         35            20            7            2           --
Total Return ...............................................    ( 17.16)%        4.90%       11.14%       18.23%          --

IL Protector - Class B 0.80%
Unit Value, end of period ..................................   $ 145.92     $ 176.51     $ 168.61     $ 152.01      $ 128.84
Net Assets (000's) .........................................   $    584     $     706    $     506    $     304     $    129
Number of units outstanding, end of period (000's) .........          4             4            3            2            1
Total Return ...............................................    ( 17.33)%        4.69%       10.92%       17.98%     ( 22.57)%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002          2001          2000         1999         1998
                                                             ------------- ------------- ------------- ------------ ------------
EQ/Mercury Basic Value Equity (Concluded)
-----------------------------------------
Survivorship Incentive Life - Class B 0.90% (a)
Unit Value, end of period ..................................   $ 145.09      $ 175.68      $ 167.99      $ 151.61    $ 128.62
Net Assets (000's) .........................................   $  8,415      $  8,081      $  4,368      $  2,881    $   1,543
Number of units outstanding, end of period (000's) .........         58            46            26            19           12
Total Return ...............................................    ( 17.41)%        4.58         10.81%        17.87%       10.58%

EQ/MFS Emerging Growth Companies
--------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 102.92            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    (  4.69)%          --            --            --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  69.16            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    ( 27.95)%          --            --            --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $ 100.56      $ 153.10      $ 232.15      $ 286.03    $ 164.70
Net Assets (000's) .........................................   $ 14,983      $ 24,190      $ 33,662      $ 28,031    $   5,106
Number of units outstanding, end of period (000's) .........        149           158           145            98           31
Total Return ...............................................    ( 34.32)%     ( 34.05)%     ( 18.56)%       73.62%       34.51%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60%
Unit Value, end of period ..................................   $  97.18      $ 148.86      $ 227.09      $ 281.48    $ 163.05
Net Assets (000's) .........................................   $104,566      $173,124      $254,795      $193,377    $  47,121
Number of units outstanding, end of period (000's) .........      1,076         1,163         1,122           687          289
Total Return ...............................................    ( 34.72)%     ( 34.45)%     ( 19.32)%       72.63%       33.71%

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  55.84      $  85.53      $ 130.48      $ 161.73           --
Net Assets (000's) .........................................   $    223      $  6,329      $  5,480      $    485           --
Number of units outstanding, end of period (000's) .........          4            74            42             3           --
Total Return ...............................................    ( 34.72)%     ( 34.45)%     ( 19.32)%       72.63%          --

IL Protector - Class B 0.80%
Unit Value, end of period ..................................   $  96.08      $ 147.47      $ 225.42      $ 279.97    $ 162.51
Net Assets (000's) .........................................   $    865      $  1,327      $  1,578      $  1,400    $     325
Number of units outstanding, end of period (000's) .........          9             9             7             5            2
Total Return ...............................................    ( 34.85)%     ( 34.57)%     ( 19.48)%       72.28%       33.45%

Survivorship 2000 - Class B 0.90%
Unit Value, end of period ..................................   $  95.53      $ 146.78      $ 224.60      $ 279.22    $ 162.23
Net Assets (000's) .........................................   $  6,687      $ 11,155      $ 17,070      $ 14,799    $   3,407
Number of units outstanding, end of period (000's) .........         70            76            76            53           21
Total Return ...............................................    ( 34.92)%     ( 34.65)%     ( 19.56)%       72.11%       33.31%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                               -----------------------------------------------------------------
                                                                   2002          2001         2000         1999         1998
                                                               ------------ ------------- ------------ ------------ ------------
EQ/MFS Investors Trust
----------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 103.45           --            --           --           --
Net Assets (000's) ...........................................         --           --            --           --           --
Number of units outstanding, end of period (000's) ...........         --           --            --           --           --
Total Return .................................................    (  4.00)%         --            --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (a)
Unit Value, end of period ....................................   $  68.22     $  86.36      $ 102.79     $ 103.50           --
Net Assets (000's) ...........................................   $    682     $    518      $    411     $    104           --
Number of units outstanding, end of period (000's) ...........         10            6             4            1           --
Total Return .................................................    ( 21.01)%    ( 15.98)%     (  0.77)%       8.76%          --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  66.76     $  85.03      $ 101.82     $ 103.15           --
Net Assets (000's) ...........................................   $  4,807     $  3,486      $  1,731     $    309           --
Number of units outstanding, end of period (000's) ...........         72           41            17            3           --
Total Return .................................................    ( 21.49)%    ( 16.49)%     (  1.29)%       8.06%          --

IL Protector - Class B 0.80% (a)
Unit Value, end of period ....................................   $  66.28     $  84.59      $ 101.50     $ 103.03           --
Net Assets (000's) ...........................................         --           --            --           --           --
Number of units outstanding, end of period (000's) ...........         --           --            --           --           --
Total Return .................................................    ( 21.65)%    ( 16.66)%     (  1.48)%       7.85%          --

Survivorship 2000 Class - B 0.90% (a)
Unit Value, end of period ....................................   $  66.05     $  84.37      $ 101.34     $ 102.97           --
Net Assets (000's) ...........................................   $    792     $     84      $    101           --           --
Number of units outstanding, end of period (000's) ...........         12            1             1           --           --
Total Return .................................................    ( 21.71)%    ( 16.74)%     (  1.58)%       7.74%          --

EQ/Money Market
---------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ....................................   $ 145.34     $ 143.20      $ 137.89     $ 129.78     $ 123.62
Net Assets (000's) ...........................................   $108,133     $ 86,206      $ 68,393     $ 55,546     $ 32,759
Number of units outstanding, end of period (000's) ...........        744          602           496          428          265
Total Return .................................................       1.49%        3.85%         6.24%        4.96%        5.34%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Paramount Life - Class A 0.60%
Unit Value, end of period ....................................   $ 221.88     $ 219.94      $ 213.06     $ 201.73     $ 193.32
Net Assets (000's) ...........................................   $237,855     $273,605      $267,177     $248,531     $203,373
Number of units outstanding, end of period (000's) ...........      1,072        1,244         1,254        1,232        1,052
Total Return .................................................       0.88%        3.23%         5.62%        4.35%        4.71%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002          2001         2000          1999         1998
                                                             ------------- ------------- ------------ ------------- ------------
EQ/Money Market (Concluded)
---------------------------
IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 128.12      $ 127.25     $ 123.52      $ 117.19     $ 112.53
Net Assets (000's) .........................................   $    512      $    509     $     494     $    586     $     788
Number of units outstanding, end of period (000's) .........          4             4             4            5             7
Total Return ...............................................       0.68%         3.02%         5.40%        4.14%         4.50%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 143.37      $ 142.55     $ 138.51      $ 131.54     $ 126.44
Net Assets (000's) .........................................   $ 18,495      $ 19,672     $  23,685     $ 20,520     $  15,679
Number of units outstanding, end of period (000's) .........        129           138           171          156           124
Total Return ...............................................       0.58%         2.92%         5.30%        4.04%         4.39%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $ 115.79      $ 115.07     $ 111.78      $ 106.09            --
Net Assets (000's) .........................................   $106,411      $ 89,524     $  38,005     $ 16,868            --
Number of units outstanding, end of period (000's) .........        919           778           340          159            --
Total Return ...............................................       0.63%         2.94%         5.36%        4.10%           --

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................   $ 114.25      $ 113.88     $ 110.96      $ 105.63            --
Net Assets (000's) .........................................         --            --            --           --            --
Number of units outstanding, end of period (000's) .........         --            --            --           --            --
Total Return ...............................................       0.32%         2.63%         5.05%        3.78%           --

EQ/Putnam Growth & Income Value
-------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 109.02            --            --           --            --
Net Assets (000's) .........................................         --            --            --           --            --
Number of units outstanding, end of period (000's) .........         --            --            --           --            --
Total Return ...............................................    (  1.66)%          --            --           --            --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $ 104.17      $ 128.70     $ 138.10      $ 129.34     $ 131.12
Net Assets (000's) .........................................   $  5,104      $  5,405     $   4,972     $  3,622     $   2,229
Number of units outstanding, end of period (000's) .........         49            42            36           28            17
Total Return ...............................................    ( 19.06)%     (  6.81)%        6.78%     (  1.36)%       12.82%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after - Class B 0.60%
Unit Value, end of period ..................................   $ 100.68      $ 125.14     $ 135.09      $ 127.28     $ 129.81
Net Assets (000's) .........................................   $ 17,619      $ 19,897     $  16,616     $ 16,165     $  12,981
Number of units outstanding, end of period (000's) .........        175           159           123          127           100
Total Return ...............................................    ( 19.55)%     (  7.37)%        6.14%     (  1.95)%       12.14%

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  70.66      $  87.82     $  94.81      $  89.32            --
Net Assets (000's) .........................................   $  1,555      $  1,405     $     758     $     89            --
Number of units outstanding, end of period (000's) .........         22            16             8            1            --
Total Return ...............................................    ( 19.55)%     (  7.37)%        6.14%     (  1.95)%          --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                               -----------------------------------------------------------------
                                                                    2002         2001         2000         1999         1998
                                                               ------------- ------------ ------------ ------------ ------------
EQ/Putnam Growth & Income Value (Concluded)
-------------------------------------------
IL Protector - Class B 0.80%
Unit Value, end of period ....................................   $  99.53      $ 123.96     $ 134.10     $ 126.60    $ 129.37
Net Assets (000's) ...........................................   $    199      $    248     $    268     $    253    $     129
Number of units outstanding, end of period (000's) ...........          2             2            2            2            1
Total Return .................................................    ( 19.71)%     (  7.56)%       5.92%     (  2.14)%      11.92%

Survivorship 2000 - Class B 0.90%
Unit Value, end of period ....................................   $  98.97      $ 123.38     $ 133.60     $ 126.25    $ 129.15
Net Assets (000's) ...........................................   $  1,781      $  1,974     $  1,870     $  1,768    $   1,292
Number of units outstanding, end of period (000's) ...........         18            16           14           14           10
Total Return .................................................    ( 19.78)%     (  7.65)%       5.82%     (  2.25)%      11.80%

EQ/Putnam International Equity (n)
----------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 105.66            --           --           --           --
Net Assets (000's) ...........................................         --            --           --           --           --
Number of units outstanding, end of period (000's) ...........         --            --           --           --           --
Total Return .................................................    (  1.56)%          --           --           --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................   $  81.60            --           --           --           --
Net Assets (000's) ...........................................         --            --           --           --           --
Number of units outstanding, end of period (000's) ...........         --            --           --           --           --
Total Return .................................................    ( 17.98)%          --           --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (l)
Unit Value, end of period ....................................   $  79.03            --           --           --           --
Net Assets (000's) ...........................................   $ 10,590            --           --           --           --
Number of units outstanding, end of period (000's) ...........        134            --           --           --           --
Total Return .................................................    ( 17.87)%          --           --           --           --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Surivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................   $  85.28            --           --           --           --
Net Assets (000's) ...........................................   $ 43,237            --           --           --           --
Number of units outstanding, end of period (000's) ...........        507            --           --           --           --
Total Return .................................................    ( 18.18)%          --           --           --           --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  83.52      $ 100.79     $ 129.21     $ 148.24           --
Net Assets (000's) ...........................................   $    919      $    605     $    388           --           --
Number of units outstanding, end of period (000's) ...........         11             6            3           --           --
Total Return .................................................    ( 17.14)%     ( 22.00)%    ( 12.84)%      59.29%          --

IL Protector - Class B 0.80% (l)
Unit Value, end of period ....................................   $  76.92            --           --           --           --
Net Assets (000's) ...........................................   $    231            --           --           --           --
Number of units outstanding, end of period (000's) ...........          3            --           --           --           --
Total Return .................................................    ( 18.29)%          --           --           --           --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                              Years Ended December 31,
                                                             ----------------------------------------------------------
                                                                  2002         2001         2000         1999      1998
                                                             ------------- ------------ ------------ ------------ -----
EQ/Putnam International Equity (n) (Concluded)
----------------------------------------------
Survivorship 2000 - Class B 0.90% (a)
Unit Value, end of period ..................................   $  84.14      $ 101.85     $ 130.96    $ 150.71    --
Net Assets (000's) .........................................   $  4,964            --           --           --   --
Number of units outstanding, end of period (000's) .........         59            --           --           --   --
Total Return ...............................................    ( 17.39)%     ( 22.23)%    ( 13.10)%      58.81%  --

EQ/Putnam Voyager (q)
---------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 102.48            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    (  5.60)%          --           --           --   --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus - Class B 0.60% (a)
Unit Value, end of period ..................................   $  63.54      $  86.79     $ 115.58    $ 141.41    --
Net Assets (000's) .........................................   $  1,080      $  1,028     $    578           --   --
Number of units outstanding, end of period (000's) .........         17            13            5           --   --
Total Return ...............................................    ( 26.79)%     ( 24.91)%    ( 18.27)%      29.48%  --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  55.78      $  76.19     $ 101.47    $ 124.14    --
Net Assets (000's) .........................................   $    279      $    305     $    203           --   --
Number of units outstanding, end of period (000's) .........          5             4            2           --   --
Total Return ...............................................    ( 26.79)%     ( 24.91)%    ( 18.26)%      29.48%  --

Survivorship 2000 - Class B 0.90% (b)
Unit Value, end of period ..................................   $  62.69      $  85.89     $ 114.73    $ 140.79    --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    ( 27.01)%     ( 25.14)%    ( 18.51)%      29.09%  --

EQ/Small Company Index
----------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 111.41            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    (  0.43)%          --           --           --   --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  76.53            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    ( 25.07)%          --           --           --   --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus - Class B 0.60% (a)
Unit Value, end of period ..................................   $  89.02      $ 113.24     $ 111.63    $ 116.25    --
Net Assets (000's) .........................................   $    445      $    566           --           --   --
Number of units outstanding, end of period (000's) .........          5             5           --           --   --
Total Return ...............................................    ( 21.39)%        1.44%     (  3.98)%      20.00%  --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements

December 31, 2002


7. Accumulation Unit Values


                                                                              Years Ended December 31,
                                                             ----------------------------------------------------------
                                                                  2002         2001         2000         1999      1998
                                                             ------------- ------------ ------------ ------------ -----
EQ/Small Company Index (Concluded)
----------------------------------
Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  87.88     $ 111.79      $ 110.20    $ 114.76    --
Net Assets (000's) .........................................   $     88            --           --           --   --
Number of units outstanding, end of period (000's) .........          1            --           --           --   --
Total Return ...............................................    ( 21.39)%        1.44%     (  3.97)%      14.76%  --

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................   $  87.83     $ 112.07      $ 110.81    $ 115.75    --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    ( 21.63)%        1.13%     (  4.26)%      19.64%  --

MFS Mid Cap Growth
------------------
Paramount Life - Class A 0.60% (q)
Unit Value, end of period ..................................   $  78.30            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................       6.10%           --           --           --   --

PIMCO Renaissance
-----------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life 02 - Class A 0.00%
(r)
Unit Value, end of period ..................................   $ 119.73            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................       2.83%           --           --           --   --

Paramount Life - Class A 0.60 % (q)
Unit Value, end of period ..................................   $  87.10            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................       4.66%           --           --           --   --

PIMCO Total Return
------------------
Paramount Life - Class A 0.60% (q)
Unit Value, end of period ..................................   $ 107.65            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................       6.57%           --           --           --   --

U.S. Real Estate
----------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
  0.00% (r)
Unit Value, end of period ..................................   $ 105.10            --           --           --   --
Net Assets (000's) .........................................   $  1,261            --           --           --   --
Number of units outstanding, end of period (000's) .........         12            --           --           --   --
Total Return ...............................................       2.84%           --           --           --   --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Concluded)


                                                                           Years Ended December 31,
                                                               ------------------------------------------------
                                                                    2002        2001     2000     1999     1998
                                                               -------------   ------   ------   ------   -----
Vanguard VIF Equity Index
------------------------------------------------------------
Paramount Life Class A 0.60% (v)
Unit Value, end of period ..................................     $  77.35      --       --       --       --
Net Assets (000's) .........................................     $     77      --       --       --       --
Number of units outstanding, end of period (000's) .........            1      --       --       --       --
Total Return ...............................................       (19.51)%    --       --       --       --

(a) Units were made available for sale on June 4, 1999.
(b) Units were made available for sale on August 30, 1999.
(c) Units were made available for sale on May 22, 2000.
(d) Units were made available for sale on June 22, 2000.
(e) Units were made available for sale on October 22, 2000.
(f) Units were made available for sale on October 22, 2001.
(g) A substitution of T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Portfolio occurred on May 18, 2001 (See Note 5).
(h) A substitution of Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced and Mercury World Strategy Portfolios for EQ/Balanced Portfolio occurred on May 18, 2001 (See Note 5).
(i) A substitution of the BT Equity 500 Index Portfolio for the EQ/Equity 500 Index Portfolio occurred on October 6, 2000 (See Note 5).
(j) Units were made available for sale on April 26, 2002.
(k) Units were made available for sale on January 1, 1999.
(l) Units were made available for sale on May 13, 2002.
(m) Units were made available for sale March 31, 2002.
(n) A substitution of EQ/T. Rowe Price International Portfolio for EQ/Putnam International Equity Portfolio occurred on April 26, 2002 (See Note 5).
(o) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002 (See Note 5).
(p) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002 (See Note 5).
(q) Units were made available for sale on August 5, 2002.
(r) Units were made available for sale on November 5, 2002.
(s) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002 (See Note 5).
(t) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002 (See Note 5).
(u) A substitution of EQ/Alliance Growth Investors Portfolio for the EQ/Balanced Portfolio occurred on November 22, 2002 (See Note 5).
(v) Units were made available for sale on April 15, 2002.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Concluded)

December 31, 2002


8. Investment Income Ratio

Shown below is the Investment Income ratio throughout the periods indicated. These amounts represent the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying Fund in which the Account invests.



                                                                     Years Ended December 31,
                                                  --------------------------------------------------------------
                                                     2002         2001         2000         1999         1998
                                                  ----------   ----------   ----------   ----------   ----------
AXA Premier VIP Core Bond .....................   3.68%          --            --           --           --
AXA Premier VIP Health Care ...................     --           --            --           --           --
AXA Premier VIP International Equity ..........     --           --            --           --           --
AXA Premier VIP Large Cap Core Equity .........   0.17%          --            --           --           --
AXA Premier VIP Large Cap Growth ..............     --           --            --           --           --
AXA Premier VIP Large Cap Value ...............     --           --            --           --           --
AXA Premier VIP Small/Mid Cap Growth ..........     --           --            --           --           --
AXA Premier VIP Small/Mid Cap Value ...........     --           --            --           --           --
AXA Premier VIP Technology ....................     --           --            --           --           --
Davis Value ...................................   1.14%          --            --           --           --
EQ/Aggressive Stock ...........................   0.01%        0.49%         0.36%        0.33%        0.45%
EQ/Alliance Common Stock ......................   0.05%        2.37%         0.61%        0.59%        0.61%
EQ/Alliance Growth and Income .................   1.43%        1.03%         0.94%        0.27%        0.33%
EQ/Alliance Intermediate Government
 Securities ...................................   5.01%        4.25%         5.48%        5.14%        5.11%
EQ/Alliance International .....................     --         1.61%         0.45%          --         1.89%
EQ/Alliance Premier Growth ....................     --           --          0.93%        0.76%          --
EQ/Alliance Quality Bond ......................   4.07%        3.06%         7.32%        5.34%        5.53%
EQ/Alliance Small Cap Growth ..................     --         1.04%           --           --         0.01%
EQ/Alliance Technology ........................     --         0.01%           --           --           --
EQ/Balanced ...................................   1.63%        2.85%         3.23%        2.75%        2.65%
EQ/Bernstein Diversified Value ................   1.53%        1.39%         2.16%          --           --
EQ/Calvert Socially Responsible ...............     --           --            --           --           --
EQ/Capital Guardian International .............   1.71%        1.87%         0.66%          --           --
EQ/Capital Guardian Research ..................   0.37%        0.26%         2.11%        0.48%          --
EQ/Capital Guardian US Equity .................   0.54%        0.48%         2.75%        1.56%          --
EQ/Emerging Markets Equity ....................     --           --          7.80%        1.77%        0.48%
EQ/Equity 500 Index ...........................   1.17%        1.04%         0.64%        1.12%        1.15%
EQ/Evergreen Omega ............................     --         0.01%         0.36%        1.04%          --
EQ/FI Mid Cap .................................   0.02%        0.24%         0.39%          --           --
EQ/FI Small/Mid Cap Value .....................   0.65%        0.71%         1.01%        0.18%        0.51%
EQ/High Yield .................................   9.16%        9.74%        10.46%       10.74%       10.51%
EQ/International Equity Index .................   1.27%        0.33%         0.54%        4.28%          --
EQ/J.P. Morgan Core Bond ......................   6.36%        6.57%        12.68%       13.75%          --
EQ/Janus Large Cap Growth .....................     --         0.01%         0.33%          --           --
EQ/Lazard Small Cap Value .....................   0.76%        7.28%         5.58%          --           --
EQ/Marsico Focus ..............................   0.04%          --            --           --           --
EQ/Mercury Basic Value Equity .................   1.20%        3.87%         5.50%        8.01%        6.05%
EQ/MFS Emerging Growth Companies ..............     --         0.02%         2.02%        2.92%          --
EQ/MFS Investors Trust ........................   0.73%        0.54%         0.54%        0.92%          --
EQ/Money Market ...............................   1.36%        3.41%         5.76%        4.74%        5.00%
EQ/Putnam Growth & Income Value ...............   1.45%        1.02%         1.05%        7.93%        2.20%
EQ/Putnam International Equity ................   1.34%        0.96%        16.34%       20.47%          --
EQ/Putnam Voyager .............................   0.13%          --          1.03%        5.87%          --
EQ/Small Company Index ........................   0.68%        1.15%        15.71%          --           --
MFS Mid Cap Growth ............................     --           --            --           --           --
PIMCO Renaissance .............................   1.01%          --            --           --           --
PIMCO Total Return ............................   6.80%          --            --           --           --
U.S. Real Estate ..............................   9.14%          --            --           --           --
Vanguard VIF Equity Index .....................     --           --            --           --           --

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial condition of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2002 and December 31, 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its method of accounting for variable annuity products that contain guaranteed minimum death benefit and guaranteed minimum income benefit features, and its method of accounting for intangible and long-lived assets in 2002.




/s/ PricewaterhouseCoopers LLP
New York, New York
February 4, 2003

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                                                DECEMBER 31         December 31,
                                                                                   2002                 2001
                                                                              -----------------    -----------------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    26,278.9        $    23,265.9
  Mortgage loans on real estate.............................................        3,746.2              4,333.3
  Equity real estate........................................................          717.3                875.7
  Policy loans..............................................................        4,035.6              4,100.7
  Other equity investments..................................................          720.3                756.6
  Other invested assets.....................................................        1,327.6                686.0
                                                                              -----------------    -----------------
      Total investments.....................................................       36,825.9             34,018.2
Cash and cash equivalents...................................................          269.6                680.0
Cash and securities segregated, at estimated fair value.....................        1,174.3              1,415.2
Broker-dealer related receivables...........................................        1,446.2              1,950.9
Deferred policy acquisition costs...........................................        5,801.0              5,513.7
Goodwill and other intangible assets, net...................................        3,503.8              3,370.2
Amounts due from reinsurers.................................................        2,351.7              2,237.0
Loans to affiliates, at estimated fair value................................          413.0                400.0
Other assets................................................................        4,028.7              3,754.1
Separate Accounts assets....................................................       39,012.1             46,947.3
                                                                              -----------------    -----------------
TOTAL ASSETS................................................................  $    94,826.3        $    100,286.6
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    23,037.5        $    20,939.1
Future policy benefits and other policyholders liabilities..................       13,975.7             13,542.7
Broker-dealer related payables..............................................          731.0              1,260.7
Customers related payables..................................................        1,566.8              1,814.5
Amounts due to reinsurers...................................................          867.5                798.5
Short-term and long-term debt...............................................        1,274.7              1,475.5
Federal income taxes payable................................................        2,231.0              1,885.0
Other liabilities...........................................................        1,787.1              1,702.0
Separate Accounts liabilities...............................................       38,883.8             46,875.5
Minority interest in equity of consolidated subsidiaries....................        1,777.8              1,776.0
Minority interest subject to redemption rights..............................          515.4                651.4
                                                                              -----------------    -----------------
      Total liabilities.....................................................       86,648.3             92,720.9
                                                                              -----------------    -----------------
Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,753.8              4,694.6
Retained earnings...........................................................        2,740.6              2,653.2
Accumulated other comprehensive income......................................          681.1                215.4
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        8,178.0              7,565.7
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $    94,826.3        $    100,286.6
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                      2002               2001               2000
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,315.5       $     1,342.3      $     1,413.3
Premiums......................................................          945.2             1,019.9            1,175.0
Net investment income.........................................        2,377.2             2,404.3            2,751.9
Gain on sale of equity investee...............................            -                   -              1,962.0
Investment losses, net........................................         (278.5)             (207.3)            (791.8)
Commissions, fees and other income............................        2,987.6             3,108.5            2,730.8
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        7,347.0             7,667.7            9,241.2
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        2,034.0             1,886.9            2,060.3
Interest credited to policyholders' account balances..........          972.5               981.7            1,048.5
Compensation and benefits.....................................        1,155.3             1,220.8              809.0
Commissions...................................................          788.8               742.1              779.3
Distribution plan payments....................................          392.8               429.1              421.3
Amortization of deferred sales commissions....................          229.0               230.8              219.7
Interest expense..............................................           95.7               102.6              116.3
Amortization of deferred policy acquisition costs.............          296.7               287.9              309.0
Capitalization of deferred policy acquisition costs...........         (754.8)             (746.4)            (778.1)
Rent expense..................................................          167.0               156.2              120.1
Amortization of goodwill and other intangible assets, net.....           21.2               178.2               65.0
Expenses related to AXA's minority interest acquisition.......            -                   -                493.9
Other operating costs and expenses............................          920.2               904.9              991.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,318.4             6,374.8            6,655.7
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................        1,028.6             1,292.9            2,585.5
Federal income tax expense....................................          (50.9)             (316.2)            (958.3)
Minority interest in net income of consolidated subsidiaries..         (362.8)             (370.1)            (330.3)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          614.9               606.6            1,296.9
Earnings from discontinued operations, net of Federal
    income taxes..............................................            5.6                43.9               58.6
Cumulative effect of accounting changes, net of Federal
    income taxes..............................................          (33.1)               (3.5)               -
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      587.4       $       647.0      $     1,355.5
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                      2002               2001               2000
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year.............        4,694.6             4,723.8            3,557.2
Increase (decrease) in additional paid in capital in
  excess of par value.........................................           59.2               (29.2)           1,166.6
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        4,753.8             4,694.6            4,723.8
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year..........................        2,653.2             3,706.2            2,600.7
Net earnings..................................................          587.4               647.0            1,355.5
Shareholder dividends paid....................................         (500.0)           (1,700.0)            (250.0)
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................        2,740.6             2,653.2            3,706.2
                                                                -----------------  -----------------  -----------------

Accumulated other comprehensive income (loss),
  beginning of year...........................................          215.4                12.8             (392.9)
Other comprehensive income....................................          465.7               202.6              405.7
                                                                -----------------  -----------------  -----------------
Accumulated other comprehensive income, end of year...........          681.1               215.4               12.8
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    8,178.0       $     7,565.7      $     8,445.3
                                                                =================  =================  =================

COMPREHENSIVE INCOME
Net earnings..................................................   $      587.4       $       647.0      $     1,355.5
                                                                -----------------  -----------------  -----------------
Change in unrealized gains (losses), net of reclassification
   adjustments................................................          465.6               202.6              405.7
Minimum pension liability adjustment..........................             .1                 -                  -
                                                                -----------------  -----------------  -----------------
Other comprehensive income....................................          465.7               202.6              405.7
                                                                -----------------  -----------------  -----------------
COMPREHENSIVE INCOME..........................................   $    1,053.1       $       849.6      $     1,761.2
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                          2002               2001               2000
                                                                    -----------------  -----------------  -----------------
                                                                                        (IN MILLIONS)

Net earnings.....................................................    $      587.4       $       647.0      $     1,355.5
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances...........           972.5               981.7            1,048.5
  Universal life and investment-type product
    policy fee income............................................        (1,315.5)           (1,342.3)          (1,413.3)
  Net change in broker-dealer and customer related
    receivables/payables.........................................          (237.3)              181.0             (422.9)
  Gain on sale of equity investee................................             -                   -             (1,962.0)
  Investment losses, net.........................................           278.5               207.3              791.8
  Expenses related to AXA's minority interest acquisition........             -                   -                493.9
  Change in deferred policy acquisition costs....................          (458.1)             (458.5)            (469.1)
  Change in future policy benefits...............................           218.0               (15.1)            (825.6)
  Change in property and equipment...............................           (74.5)             (228.5)            (321.0)
  Change in Federal income tax payable...........................            93.3              (231.5)           2,100.2
  Purchase of segregated cash and securities, net................           240.8              (108.8)            (610.4)
  Minority interest in net income of consolidated subsidiaries...           362.8               370.1              330.3
  Change in fair value of guaranteed minimum income
    benefit reinsurance contract.................................          (120.0)                -                  -
  Amortization of goodwill and other intangible assets, net......            21.2               178.2               65.0
  Other, net.....................................................           103.0               315.2              197.6
                                                                     ---------------  -----------------  -----------------


Net cash provided by operating activities........................           672.1               495.8              358.5
                                                                    -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments......................................         2,996.0             2,454.6            2,525.3
  Sales..........................................................         8,037.5             9,285.2            8,069.2
  Purchases......................................................       (12,720.8)          (11,833.9)          (9,660.0)
  (Increase) decrease in short-term investments..................          (568.9)              211.8              141.5
  Sale of equity investee........................................             -                   -              1,580.6
  Acquisition of subsidiary .....................................          (249.7)                -             (1,480.0)
  Loans to affiliates............................................             -                (400.0)               -
  Other, net.....................................................           137.6               (79.4)            (162.1)
                                                                    -----------------  -----------------  -----------------

Net cash (used) provided by investing activities.................        (2,368.3)             (361.7)           1,014.5
                                                                    -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits.....................................................         4,328.5             3,198.8            2,695.6
    Withdrawals and transfers to Separate Accounts...............        (2,022.9)           (2,458.1)          (3,941.8)

  Net (decrease) increase in short-term financings...............          (201.2)             (552.8)             225.2
  Additions to long-term debt....................................             -                 398.1                 .3
  Shareholder dividends paid.....................................          (500.0)           (1,700.0)            (250.0)
  Proceeds from newly issued Alliance units......................             -                   -              1,600.0
  Other, net.....................................................          (318.6)             (456.9)            (281.3)
                                                                    -----------------  -----------------  -----------------


Net cash provided (used) by financing activities.................         1,285.8            (1,570.9)              48.0
                                                                    -----------------  -----------------  -----------------

Change in cash and cash equivalents..............................          (410.4)           (1,436.8)           1,421.0
Cash and cash equivalents, beginning of year.....................           680.0             2,116.8              695.8
                                                                    -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year...........................    $      269.6       $       680.0      $     2,116.8
                                                                    =================  =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                    CONTINUED

                                                                      2002               2001               2000
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Supplemental cash flow information
  Interest Paid...............................................   $       80.5       $        82.1      $        97.0
                                                                =================  =================  =================

  Income Taxes (Refunded) Paid................................   $     (139.6)      $       524.2      $       337.6
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)    ORGANIZATION

      The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance"), and, through November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate which was sold. On September 20, 1999, as part of AXA Financial's "branding" strategic initiative, EQ Financial Consultants, Inc., a broker-dealer subsidiary of Equitable Life, was merged into a new company, AXA Advisors, LLC ("AXA Advisors"). Also, on September 21, 1999, AXA Advisors was transferred by Equitable Life to AXA Distribution Holding Corporation ("AXA Distribution"), a wholly owned indirect subsidiary of the Holding Company, for $15.3 million. The excess of the sales price over AXA Advisors' book value has been recorded in Equitable Life's books as a capital contribution. In February 2000, Equitable Life transferred AXA Network, LLC ("AXA Network") to AXA Distribution for $8.7 million. The excess of sales price over AXA Network's book value has been recorded in Equitable Life's financial statements as a capital contribution. Equitable Life continues to develop and market the "Equitable" brand of life and annuity products, while AXA Distribution's subsidiaries provide financial planning services, distribute products and manage customer relationships.

      In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as of Sanford C. Bernstein Inc. ("Bernstein"), for an aggregate current value of approximately $3.50 billion: $1.48 billion in cash and 40.8 million newly issued units in Alliance ("Alliance Units"). The Holding Company provided Alliance with the cash portion of the consideration by purchasing approximately 32.6 million Alliance Units for $1.60 billion in June 2000. The acquisition was accounted for under the purchase method with the results of Bernstein included in the consolidated financial statements from the acquisition date. The excess of the purchase price over the fair value of net assets acquired resulted in the recognition of goodwill and intangible assets of approximately $3.40 billion. In connection with the issuance of Alliance Units to former Bernstein shareholders, Equitable Life and its consolidated subsidiaries (collectively, the "Company"), recorded a non-cash gain of $393.5 million (net of related Federal income tax of $211.9 million) which is reflected as an addition to capital in excess of par value. In the fourth quarter of 2002, the Company acquired 8.16 million Alliance Units at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see
      Note 2). Upon completion of this transaction the Company's beneficial ownership in Alliance increased by approximately 3.2%. The Company's consolidated economic interest in Alliance was 42.8% at December 31, 2002, and together with the Holding Company's economic interest in Alliance exceeds 50%.

      AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In October 2000, the Board of Directors of the Holding Company, acting upon a unanimous recommendation of a special committee of independent directors, approved an agreement with AXA for the acquisition of the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. Under terms of the agreement, the minority shareholders of the Holding Company received $35.75 in cash and 0.295 of an AXA American Depositary Receipt ("AXA ADR") (before giving effect to AXA's May 2001 four-for-one stock split and related change in ADRs' parity) for each Holding Company share. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.

2)    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation and Principles of Consolidation
      -----------------------------------------------------

      The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

      The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest. The Company's investment in DLJ, which was sold in November 2000, was reported on the equity basis of accounting.

      All significant intercompany transactions and balances except those with discontinued operations (see Note 8) have been eliminated in consolidation. The years "2002," "2001" and "2000" refer to the years ended December 31, 2002, 2001 and 2000, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

      Closed Block
      ------------

      When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

      Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

      Discontinued Operations
      -----------------------

      In 1991, management discontinued the business of certain pension operations ("Discontinued Operations"). Discontinued Operations at December 31, 2002 principally consists of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2002 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations (see Note
      8).

      Accounting Changes
      ------------------

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 142 embraced an entirely new approach to accounting for goodwill by eliminating the long-standing requirement for systematic amortization and instead imposing periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. Concurrent with its adoption of SFAS No. 142, the Company ceased to amortize goodwill. Amortization of goodwill and other intangible assets for the years ended December 31, 2001 and 2000, respectively, was approximately $73.4 million and $27.1 million, net of minority interest of $104.7 million and $38.0 million, of which $7.6 million and $1.0 million, net of minority interest of $13.6 million and $1.4 million, related to other intangible assets. Net income, excluding goodwill amortization expense, for the years ended December 31, 2001 and 2000, respectively, would have been $712.8 million and $1,381.6 million. The carrying amount of goodwill was $3,112.2 million and $2,974.5 million, respectively, at December 31, 2002 and at December 31, 2001 and relates solely to the Investment Services segment. No losses resulted from completion in 2002 of transitional and annual impairment testing of goodwill and indefinite-lived intangible assets. Amounts presently estimated to be recorded in each of the succeeding five years ending December 31, 2007 for amortization of other intangible assets are not expected to vary significantly from the amount for the full year December 31, 2002 of $8.6 million, net of minority interest of $12.6 million. The gross carrying amount and accumulated amortization of other intangible assets were $531.7 million and $140.1 million, respectively, at December 31, 2002 and $514.6 million and $118.9 million, respectively, at December 31, 2001. SFAS No. 144, retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 141 and No. 144 had no material impact on the results of operations or financial position of the Company upon their adoption on January 1, 2002.


      Effective January 1, 2002, the Company changed its method of accounting for liabilities associated with variable annuity contracts that contain guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features, to establish reserves for the Company's estimated obligations associated with these features. The method was changed to achieve a better matching of revenues and expenses. The initial impact of adoption as of January 1, 2002 resulted in a charge of $33.1 million for the cumulative effect of this accounting change, net of Federal income taxes of $17.9 million, in the consolidated statements of earnings. Prior to the adoption of this accounting change, benefits under these features were expensed as incurred. The impact of this change was to reduce Earnings from continuing operations in 2002 by $113.0 million, net of Federal income taxes of $61.0 million. The pro-forma effects of retroactive application of this change on 2001 and 2000 results were not material.

      On January 1, 2001, the Company adopted SFAS No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. Free-standing derivative instruments maintained by the Company at January 1, 2001 included interest rate caps, floors and collars intended to hedge crediting rates on interest-sensitive individual annuity contracts and certain reinsurance contracts. Based upon guidance from the Financial Accounting Standards Board ("FASB") and the Derivatives Implementation Group ("DIG"), the caps, floors and collars could not be designated in a qualifying hedging relationship under SFAS No. 133 and, consequently, require mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. In accordance with the transition provision of SFAS No. 133, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values of free-standing derivative instruments at January 1, 2001. With respect to adoption of the requirements on embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments acquired, issued, or substantively modified before that date. As a consequence of this election, coupled with recent interpretive guidance from the FASB and the DIG with respect to issues specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operations or its financial position. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

      The accounting for the GMIB reinsurance assets that are considered an SFAS No. 133 derivative is discussed in the Policyholders' Account Balances and Future Policy Benefits section of this Note.

      The Company adopted the AICPA's Statement of Position ("SOP") 00-3, which established new accounting and reporting standards for demutualizations, prospectively as of January 1, 2001 with no financial impact upon initial implementation.

      SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides the accounting and reporting rules for sales, securitizations, servicing of receivables and other financial assets, for secured borrowings and collateral transactions and extinguishments of liabilities. SFAS No. 140 emphasizes the legal form of the transfer rather than the previous accounting that was based upon the risks and rewards of ownership. SFAS No. 140 was effective for transfers after March 31, 2001 and is principally applied prospectively. Since that March 2001 effective date, no significant transactions were impacted by SFAS No. 140.

      New Accounting Pronouncements
      -----------------------------

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 established financial accounting and reporting standards for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

      In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 (see Note 15). The initial recognition and initial measurement provisions are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002.

      In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," to address when it is appropriate to consolidate financial interests in any variable interest entity ("VIE"), a new term to define a business structure that either does not have equity investors with voting or other similar rights or has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities, FIN 46 imposes a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by derivatives, credit enhancements, and other arrangements, is the "primary beneficiary" and, therefore, is required to consolidate the VIE.

      The consolidation requirements of FIN 46 phase-in beginning in the first quarter of 2003, with immediate application to all new VIEs created after January 31, 2003 and further application to existing VIEs starting in the first interim period beginning after June 15, 2003. However, specific disclosures are required in 2002 year-end financial statements issued subsequent to January 31, 2003 if it is "reasonably possible" that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. At December 31, 2002, the Company identified significant variable interests totaling $123.7 million, representing its participation in seven collateralized debt obligation structures and four investment limited partnerships determined to be VIEs. These variable interests are reflected in the consolidated balance sheets as fixed maturities or other equity investments and, accordingly, are subject to ongoing review for impairments in value deemed to be other than temporary. These variable interests and approximately $24.5 million related funding commitments to the investment limited partnerships, as more fully described in Note 15, represent the Company's maximum exposure to loss from its involvement with these VIEs. The Company has no further economic interests in these VIEs in the form of related guarantees, derivatives or similar instruments and obligations.

      By no later than third quarter 2003, the Company is required by FIN 46 to consolidate those VIEs where it is determined to be the primary beneficiary, which includes consideration of the aggregate variable interests in these VIEs held by related parties. Management's preliminary assessment indicates consolidation is likely to be required for one collateralized debt obligation security and two investment limited partnerships, which comprise $93.5 million of the significant variable interests identified at December 31, 2002. Management believes no material impact on consolidated financial position or reported amounts of consolidated total liabilities would result from consolidation of these VIEs. Similarly, management believes there would be no material impact on consolidated results of operations as the Company's economic interests in these VIEs are accounted for primarily under the equity method.

      The FASB is in the process of considering the application of SFAS No. 133 in situations in which a financial instrument incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of the instrument. The issue is whether an embedded derivative exists in such instruments, related to the transfer of credit risk that is unrelated to the creditworthiness of the issuer, which must be bifurcated and reported at fair value. This issue may have application to certain insurance and reinsurance contracts, such as modified coinsurance arrangements in which a total return on a specified group of assets is paid to the reinsurer, and group pension participating contracts which credit the contractholder a total return on a specified portfolio of assets. Based on management's understanding of the issues under discussion, this potential accounting change is not expected to have a material impact on the Company's results of operations or financial position upon adoption.

      Investments
      -----------

      The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

      Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

      Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

      Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale.

      Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

      Valuation allowances are netted against the asset categories to which they apply.

      Policy loans are stated at unpaid principal balances.

      Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) are consolidated; those in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

      Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

      Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

      Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

      All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

      Net Investment Income, Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)
      ---------------------------------------------------------------------

      Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset in amounts reflected as interest credited to policyholders' account balances.

      Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

      Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

      Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

      Recognition of Insurance Income and Related Expenses
      ----------------------------------------------------

      Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

      Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

      For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

      Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

      Deferred Policy Acquisition Costs
      ---------------------------------

      Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

      For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

      A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (7.2% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (13.2% net of product weighted average Separate Account fees) and 0% (-1.9% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2002, current projections of future average gross market returns are within the maximum and minimum limitations and assume a reversion to the mean of 9.0% after 2.5 years.

      In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has improved in recent periods.

      Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

      For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2002, the average rate of assumed investment yields, excluding policy loans, was 7.9% grading to 7.3% over 8 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

      For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

      Policyholders' Account Balances and Future Policy Benefits
      ----------------------------------------------------------

      Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

      Equitable Life issues certain variable annuity products with a GMDB feature. Equitable Life also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guarantee minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

      The GMIB reinsurance contracts are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

      For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

      For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

      For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 10.9% for life insurance liabilities and from 2.25% to 8.43% for annuity liabilities.

      Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

      Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $86.0 million and $104.2 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, respectively, $1,088.9 million and $1,101.8 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Incurred benefits related to current year..........  $        36.6       $       44.0       $       56.1
        Incurred benefits related to prior years...........           (6.3)             (10.6)              15.0
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        30.3       $       33.4       $       71.1
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        11.5       $       10.7       $       14.8
        Benefits paid related to prior years...............           37.2               38.8              106.0
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        48.7       $       49.5       $      120.8
                                                            =================   ================   =================


      Policyholders' Dividends
      ------------------------

      The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

      At December 31, 2002, participating policies, including those in the Closed Block, represent approximately 19.4% ($36.5 billion) of directly written life insurance in-force, net of amounts ceded.

      Separate Accounts
      -----------------

      Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

      The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2002, 2001 and 2000, investment results of such Separate Accounts were (losses) gains of $(4,740.7) million, $(2,214.4) million and $8,051.7 million, respectively.

      Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

      Recognition of Investment Management Revenues and Related Expenses
      ------------------------------------------------------------------

      Commissions, fees and other income principally include investment management advisory and service fees. Investment management advisory and service fees are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for substantially all private client transactions and certain institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

      Institutional research services revenue consists of brokerage transaction charges and underwriting syndicate revenues related to services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Syndicate participation and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which SCB LLC acts as an underwriter or agent. Syndicate participation and underwriting revenues are recorded on the offering date.

      Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five and one-half years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC reduces unamortized deferred sales commissions when received. At December 31, 2002 and 2001, respectively, deferred sales commissions totaled $500.9 million and $648.2 million and are included within Other assets.

      Impairment of the deferred sales commission asset is evaluated quarterly, or when a significant decrease in the estimated fair value of the asset occurs, by comparing the undiscounted cash flows estimated by Alliance's management to be realized from this asset to its recorded amount. If the estimated undiscounted cash flows are less that the recorded amount and if Alliance's management estimates that the recorded amount is not fully recoverable, an impairment loss is recognized for the difference between the recorded amount and the estimated fair value of the asset. Cash flows consist of ongoing distribution fees and CDSC. Distribution fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the values of back-end load shares redeemed and, generally, the length of time the shares have been held.

      Other Accounting Policies
      -------------------------

      In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.17 billion have been segregated in a special reserve bank custody account at December 31, 2002 for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

      Intangible assets include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

      Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

      The Holding Company and its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

      Minority interest subject to redemption rights represents the remaining
      32.6 million private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired 8.16 million of the former Bernstein shareholders' Units in 2002. The outstanding 32.6 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining seven years ending in 2009. Generally not more than 20% of the original Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 21 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

 3)   INVESTMENTS

      The following tables provide additional information relating to fixed maturities and equity securities:

                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                                      COST              GAINS              LOSSES            FAIR VALUE
                                                -----------------  -----------------   ----------------   -----------------
                                                                              (IN MILLIONS)
        DECEMBER 31, 2002
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    20,084.0      $     1,491.0       $      269.0       $    21,306.0
            Mortgage-backed....................        2,419.2               99.2                -               2,518.4
            U.S. Treasury, government and
              agency securities................          895.5               84.1                -                 979.6
            States and political subdivisions..          197.6               17.9                -                 215.5
            Foreign governments................          231.8               37.4                 .8               268.4
            Redeemable preferred stock.........          923.7               71.4                4.1               991.0
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    24,751.8      $     1,801.0       $      273.9       $    26,278.9
                                                =================  =================   ================   =================

        Equity Securities:
          Available for sale...................  $        37.6      $         2.0       $        3.4       $        36.2
          Trading securities...................            3.3                 .8                3.0                 1.1
                                                -----------------  -----------------   ----------------   -----------------
        Total Equity Securities................  $        40.9      $         2.8       $        6.4       $        37.3
                                                =================  =================   ================   =================


        December 31, 2001
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    18,582.9      $       663.5       $      291.7       $    18,954.7
            Mortgage-backed....................        2,428.7               39.1                5.5             2,462.3
            U.S. Treasury, government and
              agency securities................        1,113.5               62.3                1.5             1,174.3
            States and political subdivisions..          138.9                6.8                1.3               144.4
            Foreign governments................          143.1               15.6                1.0               157.7
            Redeemable preferred stock.........          379.6               16.5               23.6               372.5
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    22,786.7      $       803.8       $      324.6       $    23,265.9
                                                =================  =================   ================   =================


        Equity Securities:
          Available for sale...................  $        54.9      $         5.8       $        1.6       $        59.1
          Trading securities...................            4.9                 .9                3.4                 2.4
                                                -----------------  -----------------   ----------------   -----------------
        Total Equity Securities................  $        59.8      $         6.7       $        5.0       $        61.5
                                                =================  =================   ================   =================


      For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2002 and 2001, securities without a readily ascertainable market value having an amortized cost of $4,899.8 million and $5,368.3 million, respectively, had estimated fair values of $5,137.2 million and $5,453.8 million, respectively.

      The contractual maturity of bonds at December 31, 2002 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                                ------------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Due in one year or less................................................  $      612.4       $      612.1
        Due in years two through five..........................................       5,239.9            5,527.7
        Due in years six through ten...........................................       8,630.1            9,268.1
        Due after ten years....................................................       6,926.5            7,361.6
        Mortgage-backed securities.............................................       2,419.2            2,518.4
                                                                                ----------------   -----------------
        Total..................................................................  $   23,828.1       $   25,287.9
                                                                                ================   =================

      Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2002, approximately 6.9% of the $23,828.1 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

      At December 31, 2002, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $132.4 million.

      The Insurance Group holds equity in limited partnership interests which primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2002 and 2001 were $674.8 million and $695.2 million, respectively.

      The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $75.3 million and $31.5 million at December 31, 2002 and 2001, respectively. Gross interest income on these loans included in net investment income aggregated $5.3 million, $3.2 million and $9.7 million in 2002, 2001 and 2000, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $6.8 million, $4.2 million and $11.0 million in 2002, 2001 and 2000, respectively.

      Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   2002                 2001
                                                                            -------------------  -------------------
                                                                                         (IN MILLIONS)

        Impaired mortgage loans with investment valuation allowances.......  $        111.8       $        114.2
        Impaired mortgage loans without investment valuation allowances....            20.4                 30.7
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           132.2                144.9
        Investment valuation allowances....................................           (23.4)               (19.3)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        108.8       $        125.6
                                                                            ===================  ===================

      During 2002, 2001 and 2000, respectively, the Company's average recorded investment in impaired mortgage loans was $138.1 million, $141.7 million and $169.8 million. Interest income recognized on these impaired mortgage loans totaled $10.0 million, $7.2 million and $12.4 million for 2002, 2001 and 2000, respectively.

      Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2002 and 2001, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $91.1 million and $95.8 million.

      The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2002 and 2001, the carrying value of equity real estate held for sale amounted to $107.7 million and $216.6 million, respectively. For 2002, 2001 and 2000, respectively, real estate of $5.6 million, $64.8 million and $21.6 million was acquired in satisfaction of debt. At December 31, 2002 and 2001, the Company owned $268.8 million and $376.5 million, respectively, of real estate acquired in satisfaction of debt of which $2.7 million and $11.1 million, respectively, are held as real estate joint ventures.

      Accumulated depreciation on real estate was $163.6 million and $160.3 million at December 31, 2002 and 2001, respectively. Depreciation expense on real estate totaled $18.0 million, $16.1 million and $21.7 million for 2002, 2001 and 2000, respectively.

      Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balances, beginning of year........................  $        87.6       $      126.2       $      177.9
        Additions charged to income........................           32.5               40.0               68.2
        Deductions for writedowns and
          asset dispositions...............................          (65.1)             (78.6)            (119.9)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $        55.0       $       87.6       $      126.2
                                                            =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        23.4       $       19.3       $       50.5
          Equity real estate...............................           31.6               68.3               75.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $        55.0       $       87.6       $      126.2
                                                            =================   ================   =================

4)    EQUITY METHOD INVESTMENTS

      Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $801.6 million and $883.9 million, respectively, at December 31, 2002 and 2001. The Company's total equity in net (losses) earnings for these real estate joint ventures and limited partnership interests was $(14.9) million, $(111.1) million and $180.3 million, respectively, for 2002, 2001 and 2002.

      Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (7 and 10 individual ventures at December 31, 2002 and 2001, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $       550.0      $       570.5
        Investments in securities, generally at estimated fair value...........          237.5              255.7
        Cash and cash equivalents..............................................           27.9               23.7
        Other assets...........................................................           32.2               39.4
                                                                                ----------------   -----------------
        Total Assets...........................................................  $       847.6      $       889.3
                                                                                ================   =================

        Borrowed funds - third party...........................................  $       264.7      $       269.6
        Other liabilities......................................................           19.2               20.3
                                                                                ----------------   -----------------
        Total liabilities......................................................          283.9              289.9
                                                                                ----------------   -----------------

        Partners' capital......................................................          563.7              599.4
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital................................  $       847.6      $       889.3
                                                                                ================   =================

        The Company's Carrying Value in These Entities Included Above..........  $       172.3      $       188.2
                                                                                ================   =================

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $        98.4       $       95.6       $      147.6
        Net (losses) revenues of
          other limited partnership interests..............          (23.2)              29.8               16.5
        Interest expense - third party.....................          (19.8)             (11.5)             (17.0)
        Interest expense - the Company.....................            -                  (.7)              (2.0)
        Other expenses.....................................          (59.3)             (58.2)             (88.0)
                                                            -----------------   ----------------   -----------------
        Net (Losses) Earnings..............................  $        (3.9)      $       55.0       $       57.1
                                                            =================   ================   =================

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................  $        12.8       $       13.2       $       17.8
                                                            =================   ================   =================

5)    NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

      The sources of net investment income follows:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $     1,755.4       $    1,662.4       $    1,764.8
        Mortgage loans on real estate......................          314.8              361.6              387.1
        Equity real estate.................................          153.7              166.2              207.2
        Other equity investments...........................          (45.4)             (53.6)             135.3
        Policy loans.......................................          269.4              268.2              258.3
        Other investment income............................          114.1              216.6              208.1
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,562.0            2,621.4            2,960.8

          Investment expenses..............................         (184.8)            (217.1)            (208.9)
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,377.2       $    2,404.3       $    2,751.9
                                                            =================   ================   =================

      Investment (losses) gains including changes in the valuation allowances follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $      (374.3)      $     (225.2)      $     (795.0)
        Mortgage loans on real estate......................            3.7              (11.4)             (18.0)
        Equity real estate.................................          101.5               34.5                1.6
        Other equity investments...........................            3.3              (13.0)             (23.4)
        Issuance and sales of Alliance Units...............             .5               (2.3)               3.9
        Issuance and sales of DLJ common stock.............            -                  -                 38.8
        Other..............................................          (13.2)              10.1                 .3
                                                            -----------------   ----------------   -----------------
          Investment Losses, Net...........................  $      (278.5)      $     (207.3)      $     (791.8)
                                                            =================   ================   =================


      Writedowns of fixed maturities amounted to $312.8 million, $287.5 million and $635.5 million for 2002, 2001 and 2000, respectively, including $499.2 million in fourth quarter 2000. Writedowns of mortgage loans on real estate and equity real estate amounted to $5.5 million and $5.8 million, respectively, for 2002.

      For 2002, 2001 and 2000, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $7,176.3 million, $7,372.3 million and $7,685.5 million. Gross gains of $108.4 million, $156.2 million and $79.7 million and gross losses of $172.9 million, $115.9 million and $220.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2002, 2001 and 2000 amounted to $1,047.8 million, $429.5 million and $954.5 million, respectively.

      In conjunction with the sale of DLJ in 2000, the Company received 11.4 million shares in Credit Suisse Group ("CSG") common stock, 2.8 million shares of which were immediately repurchased by CSG at closing. The CSG shares were designated as trading account securities. The $1.56 billion carrying value of CSG shares that were held by the Company at December 31, 2000 were sold in January 2001. Net investment income included realized gains of $27.1 million in 2001 and included unrealized holding losses of $43.3 million in 2000 on the CSG shares.

      In 2002, 2001 and 2000, respectively, net unrealized holding gains (losses) on trading account equity securities of $.5 million, $25.0 million, and $(42.2) million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.1 million and $2.4 million and costs of $3.3 million and $4.9 million at December 31, 2002 and 2001, respectively.

      For 2002, 2001 and 2000, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $92.1 million, $96.7 million and $110.6 million, respectively.

      Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, including Discontinued Operations on a line-by-line basis, follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year.........................  $       215.5       $       12.9       $     (392.8)
        Changes in unrealized investment (losses) gains....        1,049.9              436.0              979.7
        Changes in unrealized investment losses(gains)
          attributable to:
            Participating group annuity contracts,
              Closed Block policyholder dividend
              obligation and other.........................         (157.3)             (48.6)             (18.3)
            DAC............................................         (174.1)             (71.6)            (262.1)
            Deferred Federal income taxes..................         (252.9)            (113.2)            (293.6)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       681.1       $      215.5       $       12.9
                                                            =================   ================   =================

        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $     1,572.0       $      496.0       $       65.9
            Other equity investments.......................           (1.5)               4.3               (2.3)
            Other..........................................          (22.2)              (1.9)              (1.2)
                                                            -----------------   ----------------   -----------------
              Total........................................        1,548.3              498.4               62.4
          Amounts of unrealized investment (losses) gains
            attributable to:
              Participating group annuity contracts,
                Closed Block policyholder dividend
                obligation and other.......................         (221.2)             (63.9)             (15.3)
              DAC..........................................         (274.0)             (99.9)             (28.3)
              Deferred Federal income taxes................         (372.0)            (119.1)              (5.9)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       681.1       $      215.5       $       12.9
                                                            =================   ================   =================

      Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

 6)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

      Accumulated other comprehensive income (loss) represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Unrealized gains on investments....................  $       681.1       $      215.5       $       12.9
        Minimum pension liability..........................            -                  (.1)               (.1)
                                                            -----------------   ----------------   -----------------
        Total Accumulated Other
          Comprehensive Income.............................  $       681.1       $      215.4       $       12.8
                                                            =================   ================   =================

      The components of other comprehensive income (loss) for the past three years follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Net unrealized gains (losses) on investments:
          Net unrealized gains arising during
            the period.....................................  $     1,008.9       $      525.2       $      191.0
          Losses (gains) reclassified into net earnings
            during the period..............................           41.0              (89.2)             788.7
                                                            -----------------   ----------------   -----------------
        Net unrealized gains on investments................        1,049.9              436.0              979.7
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes..........         (584.3)            (233.4)            (574.0)
                                                             ----------------   -----------------   -----------------

        Change in unrealized gains, net of
            adjustments....................................          465.6              202.6              405.7
        Change in minimum pension liability................             .1                -                  -
                                                            -----------------   ----------------   -----------------
        Total Other Comprehensive Income...................  $       465.7       $      202.6       $      405.7
                                                            =================   ================   =================


 7)   CLOSED BLOCK

      The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

      If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

      Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

      Summarized financial information for the Closed Block is as follows:

                                                                                DECEMBER 31,         December 31,
                                                                                    2002                 2001
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

       CLOSED BLOCK LIABILITIES:
       Future policy benefits, policyholders' account balances
         and other..........................................................   $     8,997.3        $     9,002.8
       Policyholder dividend obligation.....................................           213.3                 47.1
       Other liabilities....................................................            97.6                 53.6
                                                                               -----------------    -----------------
       Total Closed Block liabilities.......................................         9,308.2              9,103.5
                                                                               -----------------    -----------------

       ASSETS DESIGNATED TO THE CLOSED BLOCK:
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $4,794.0 and $4,600.4)..........................         5,098.4              4,705.7
       Mortgage loans on real estate........................................         1,456.0              1,514.4
       Policy loans.........................................................         1,449.9              1,504.4
       Cash and other invested assets.......................................           141.9                141.0
       Other assets.........................................................           219.9                214.7
                                                                               -----------------    -----------------
       Total assets designated to the Closed Block..........................         8,366.1              8,080.2
                                                                               -----------------    -----------------


       Excess of Closed Block liabilities over assets designated to
         the Closed Block...................................................           942.1              1,023.3
       Amounts included in accumulated other comprehensive income:
         Net unrealized investment gains, net of deferred Federal income
         tax of $31.8 and $20.4 and policyholder dividend obligation......              59.1                 37.8
                                                                               -----------------    -----------------


       Maximum Future Earnings To Be Recognized From Closed Block
         Assets and Liabilities.............................................   $     1,001.2        $     1,061.1
                                                                               =================    =================

      Closed Block revenues and expenses were as follows:

                                                                  2002               2001                 2000
                                                             ----------------   ----------------   --------------------
                                                                                   (IN MILLIONS)


      REVENUES:
      Premiums and other income............................   $      543.8       $      571.5       $       594.7
      Investment income (net of investment
        expenses of $5.4, $3.0, and $8.1)..................          582.4              583.5               578.7
      Investment losses, net...............................          (47.0)             (42.3)              (35.8)
                                                             ----------------   ----------------   --------------------
      Total revenues.......................................        1,079.2            1,112.7             1,137.6
                                                             ----------------   ----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends................          980.2            1,009.3             1,025.2
      Other operating costs and expenses...................            4.4                4.7                 5.2
                                                             ----------------   ----------------   --------------------
      Total benefits and other deductions..................          984.6            1,014.0             1,030.4
                                                             ----------------   ----------------   --------------------

      Net revenues before Federal income taxes.............           94.6               98.7               107.2
      Federal income taxes.................................          (34.7)             (36.2)              (38.2)
                                                             ----------------   ----------------   --------------------
      Net Revenues.........................................   $       59.9       $       62.5       $        69.0
                                                             ================   ================   ====================

      Reconciliation of the policyholder dividend obligation is as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

      Balance at beginning of year...........................................  $        47.1      $         -
      Unrealized investment gains (losses)...................................          166.2               47.1
                                                                              ----------------   -----------------
      Balance at end of year ................................................  $       213.3      $        47.1
                                                                                ================   =================

      Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

      Impaired mortgage loans with investment valuation allowances...........  $        18.6      $        26.7
      Impaired mortgage loans without investment valuation allowances........             .9                6.5
                                                                              ----------------   -----------------
      Recorded investment in impaired mortgages..............................           19.5               33.2
      Investment valuation allowances........................................           (4.0)              (5.8)
                                                                              ----------------   -----------------
      Net Impaired Mortgage Loans............................................  $        15.5      $        27.4
                                                                                ================   =================


      During 2002, 2001 and 2000, the Closed Block's average recorded investment in impaired mortgage loans was $26.0 million, $30.8 million and $31.0 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.1 million, $1.2 million and $2.0 million for 2002, 2001 and 2000, respectively.

      Valuation allowances amounted to $3.9 million and $5.7 million on mortgage loans on real estate and $.1 million and $9.8 million on equity real estate at December 31, 2002 and 2001, respectively. Writedowns of fixed maturities amounted to $40.0 million, $30.8 million and $27.7 million for 2002, 2001 and 2000, respectively, including $23.3 million in fourth quarter 2001.

8)    DISCONTINUED OPERATIONS

      Summarized financial information for Discontinued Operations follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    2002                 2001
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $677.8 and $542.9).............................   $      722.7         $      559.6
        Equity real estate..................................................          203.7                252.0
        Mortgage loans on real estate.......................................           87.5                160.3
        Other equity investments............................................            9.4                 22.3
        Other invested assets...............................................             .2                   .4
                                                                              -----------------    -----------------
          Total investments.................................................        1,023.5                994.6
        Cash and cash equivalents...........................................           31.0                 41.1
        Other assets........................................................          126.5                152.6
                                                                              -----------------    -----------------
        Total Assets........................................................   $    1,181.0         $    1,188.3
                                                                              =================    =================

        Policyholders liabilities...........................................   $      909.5         $      932.9
        Allowance for future losses.........................................          164.6                139.9
        Other liabilities...................................................          106.9                115.5
                                                                              -----------------    -----------------
        Total Liabilities...................................................   $    1,181.0         $    1,188.3
                                                                              =================    =================

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $18.1, $25.3 and $37.0).............   $        69.7       $       91.6       $      102.2
        Investment gains (losses), net....................            34.2               33.6               (6.6)
        Policy fees, premiums and other income............              .2                 .2                 .7
                                                            -----------------   ----------------   -----------------
        Total revenues....................................           104.1              125.4               96.3

        Benefits and other deductions.....................            98.7              100.7              106.9
        Earnings credited (losses charged) to allowance
          for future losses...............................             5.4               24.7              (10.6)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations......................             -                  -                  -
        Pre-tax earnings from releasing the allowance
          for future losses...............................             8.7               46.1               90.2
        Federal income tax expense........................            (3.1)              (2.2)             (31.6)
                                                            -----------------   ----------------   -----------------
        Earnings from Discontinued Operations.............   $         5.6       $       43.9       $       58.6
                                                            =================   ================   =================

      The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

      Valuation allowances of $4.9 million and $4.8 million on mortgage loans on real estate and $0 million and $5.0 million on equity real estate were held at December 31, 2002 and 2001, respectively. During 2002, 2001 and 2000, discontinued operations' average recorded investment in impaired mortgage loans was $25.3 million, $32.2 million and $11.3 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.5 million, $2.5 million and $.9 million for 2002, 2001 and 2000, respectively.

      In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.

9)    VARIABLE ANNUITY CONTRACTS - GMDB AND GMIB

      Equitable Life issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

          a) Return of Premium: the benefit is the greater of current account value and premiums paid (adjusted for withdrawals),

          b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), and the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals), or

          c) Roll-Up: the benefit is the greater of current account value and premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages,

          d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

      The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2002:

                                                                  GMDB               GMIB               TOTAL
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance at January 1, 2002.........................  $        43.0       $       15.0       $       58.0
          Paid guarantee benefits..........................          (65.0)               -                (65.0)
          Other changes in reserve.........................          150.4              102.5              252.9
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2002.......................  $       128.4       $      117.5       $      245.9
                                                            =================   ================   =================


      Related GMDB reinsurance ceded amounts were:


                                                                    GMDB
                                                            --------------------
                                                                (IN MILLIONS)

        Balance at January 1, 2002.........................  $         7.0
          Paid guarantee benefits ceded....................          (14.5)
          Other changes in reserve.........................           29.0
                                                            --------------------
        Balance at December 31, 2002.......................  $        21.5
                                                            ====================

      The GMIB reinsurance contracts are considered derivatives and are reported at fair value (see Note 12).

      At December 31, 2002 the Company had the following variable contracts with guarantees. Note that the Company's variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, therefore, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                  RETURN
                                                    OF
                                                 PREMIUM         RATCHET        ROLL-UP         COMBO            TOTAL
                                               -------------  -------------- --------------  -------------  --------------
                                                                     (DOLLARS IN MILLIONS)
        GMDB:
          Account value (1)................    $  21,052      $    3,991      $    6,030     $   1,488      $   32,561
          Net amount at risk, gross........    $   5,609      $    1,724      $    3,036     $       44     $   10,413
          Net amount at risk, net of
            amounts reinsured..............    $   5,602      $    1,187      $    1,897     $       44     $    8,730
          Average attained age of
            contractholders................         50.0            58.9            61.0           59.6           51.7
          Percentage of contractholders
            over age 70....................          7.0%           19.8%           24.3%          20.4%           9.5%
          Range of guaranteed minimum
            return rates..................           N/A             N/A             3-6%           3-6%           N/A

        GMIB:
          Account value (2)................          N/A             N/A      $    4,782     $    2,042      $   6,824
          Net amount at risk, gross........          N/A             N/A      $    1,112     $       10      $   1,122
          Net amount at risk, net of
            amounts reinsured..............          N/A             N/A      $      308     $        5      $     313
          Weighted average years remaining
            until annuitization ...........          N/A             N/A             5.0           10.2            5.0
          Range of guaranteed minimum
            return rates..................           N/A             N/A             3-6%           3-6%           3-6%


      (1) Included General Account balances of $10,141 million, $96 million, $129 million and $257 million, respectively, for a total of
           $10,623 million.
      (2) Included General Account balances of $20 million and $356 million, respectively, for a total of $376 million.

      For contracts in the event of death, the net amount at risk is defined as the amount by which the GMDB benefits exceed related account values.

      For contracts at annuitization, the net amount at risk is defined as the amount by which the GMIB benefit bases exceed related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

10)   SHORT-TERM AND LONG-TERM DEBT

      Short-term and long-term debt consists of the following:

                                                                                        DECEMBER 31,
                                                                            --------------------------------------
                                                                                  2002                 2001
                                                                            -----------------    -----------------
                                                                                        (IN MILLIONS)

      Short-term debt......................................................  $       22.0         $      223.1
                                                                            -----------------    -----------------
      Long-term debt:
      Equitable Life:
        Surplus notes, 6.95%, due 2005.....................................         399.8                399.7
        Surplus notes, 7.70%, due 2015.....................................         199.7                199.7
        Other..............................................................           -                     .2
                                                                            -----------------    -----------------
            Total Equitable Life...........................................         599.5                599.6
                                                                            -----------------    -----------------
      Alliance:
        Senior Notes, 5.625%, due 2006.....................................         398.4                398.0
        Other..............................................................           6.5                  6.5
                                                                            -----------------    -----------------
            Total Alliance.................................................         404.9                404.5
                                                                            -----------------    -----------------
      Wholly Owned and Joint Venture Real Estate:
        Mortgage notes, 3.09% due through 2017.............................         248.3                248.3
                                                                            -----------------    -----------------
      Total long-term debt.................................................       1,252.7              1,252.4
                                                                            -----------------    -----------------

      Total Short-term and Long-term Debt..................................  $    1,274.7         $    1,475.5
                                                                              =================    =================

      Short-term Debt
      ---------------

      Equitable Life has a $350.0 million five year bank credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.60% to 4.25%. There were no amounts outstanding under this credit facility at December 31, 2002.

      Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's $350.0 million bank credit facility. At December 31, 2002, there were no amounts outstanding under this program.

      Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three previously existing credit facilities aggregating $875.0 million. Of the $800.0 million total, $425.0 million is intended to provided back-up liquidity for Alliance's commercial paper program, with the balance available for general purposes, including capital expenditures and funding the payments of sales commissions to financial intermediaries. The interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The credit facility also provides for a facility fee payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds $400.0 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2002. At December 31, 2002, Alliance had commercial paper outstanding totaling $22.0 million at an effective interest rate of 1.3%; there were no borrowings outstanding under Alliance's revolving credit facilities.

      Since December 1999, Alliance has maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2002, there were no borrowings outstanding under the ECN program.

      Long-term Debt
      --------------

      Certain of the long-term debt agreements, principally mortgage notes, have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 2002, the Company was in compliance with all debt covenants.

      At December 31, 2002 and 2001, respectively, the Company has pledged real estate of $322.9 million and $314.5 million as collateral for certain long-term debt.

      At December 31, 2002, aggregate maturities of the long-term debt based on required principal payments at maturity was $248.3 million for 2003, $0.0 for 2004, $400.0 million for 2005, $406.5 million for 2006, $0.0 million for 2007 and $200.0 million thereafter.

      In August 2001, Alliance issued $400.0 million 5.625% notes in a public offering. Alliance may issue up to $600.0 million in senior debt securities. The Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

11)   FEDERAL INCOME TAXES

      A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Federal income tax expense (benefit):
          Current..........................................  $      (400.0)      $      (38.2)      $      820.6
          Deferred.........................................          450.9              354.4              137.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $        50.9       $      316.2       $      958.3
                                                            =================   ================   =================

      The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Expected Federal income tax expense................  $       360.0       $      452.5       $      904.9
        Minority interest..................................         (128.3)            (126.9)            (117.9)
        Separate Account investment activity...............         (159.3)               -                  -
        Non deductible stock option
           compensation expense............................            -                  -                 34.4
        Subsidiary gains...................................            -                  -                161.4
        Adjustment of tax audit reserves...................          (34.2)             (28.2)              17.9
        Equity in unconsolidated subsidiaries..............            -                  -                (48.7)
        Other..............................................           12.7               18.8                6.3
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $        50.9       $      316.2       $      958.3
                                                            =================   ================   =================

      The components of the net deferred Federal income taxes are as follows:

                                                       DECEMBER 31, 2002                  December 31, 2001
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)

        Compensation and related benefits......  $       -        $      221.2      $        -        $      92.0
        Other..................................          -                 7.7               -                 .1
        DAC, reserves and reinsurance..........          -             1,273.1               -            1,020.1
        Investments............................          -               579.9               -              333.3
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $       -        $    2,081.9      $        -        $   1,445.5
                                                ===============  ================  ===============   ===============

      The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and their tax effects follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        DAC, reserves and reinsurance......................  $       270.9       $      291.7       $      403.3
        Investments........................................           (6.2)              42.1             (140.7)
        Compensation and related benefits..................          178.7               15.7              (96.4)
        Other..............................................            7.5                4.9              (28.5)
                                                            -----------------   ----------------   -----------------
        Deferred Federal Income Tax Expense................  $       450.9       $      354.4       $      137.7
                                                            =================   ================   =================

      In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

      The IRS commenced in January 2003 an examination of AXA Financial's consolidated Federal income tax returns for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations.

12)   REINSURANCE AGREEMENTS

      The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

      The effect of reinsurance (excluding group life and health) is summarized as follows:


                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Direct premiums....................................  $       954.6       $      990.0       $    1,103.8
        Reinsurance assumed................................          181.4              203.0              194.2
        Reinsurance ceded..................................         (190.8)            (173.1)            (123.0)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       945.2       $    1,019.9       $    1,175.0
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        96.6       $       86.9       $       92.1
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       346.3       $      370.3       $      239.2
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        54.6       $       50.4       $       46.5
                                                            =================   ================   =================

      Since 1997, the Company reinsures on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. The Company's retention limit on joint survivorship policies is $15.0 million and $5.0 million on single life polices. Substantially all other in-force business above $5.0 million is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

      At December 31, 2002, Equitable Life had reinsured in the aggregate approximately 16.0% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 72.0% of its current liability exposure resulting from the GMIB feature.

      During July 2000, Equitable Life transferred, at no gain or loss, all the risk of its directly written DI business for years 1993 and prior through an indemnity reinsurance contract. The cost of the arrangement will be amortized over the expected lives of the contracts reinsured and will not have a significant impact on the results of operations in any specific period.

      At December 31, 2002 and 2001, respectively, reinsurance recoverables related to insurance contracts amounted to $2,351.7 million and $2,237.0 million, of which $1,049.2 million and $1,060.4 million relates to one specific reinsurer. Reinsurance payables related to insurance contracts amounting to $867.5 million and $798.5 million are included in Other liabilities in the consolidated balance sheets.

      Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, which are considered derivatives under SFAS No. 133, at December 31, 2002 and 2001 were $120.0 million and zero, respectively. The increase in estimated fair value of $120.0 million for the year ended December 31, 2002 was due primarily to significant equity market declines during 2002.

      The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $410.9 million and $444.2 million at December 31, 2002 and 2001, respectively.

      In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2002 and 2001 were $570.7 million and $540.2 million, respectively.


13)   EMPLOYEE BENEFIT PLANS

      The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company made cash contributions in 2002 to the qualified plans totaling $348.1 million.

      Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

      Components of net periodic pension credit follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   ------------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $        32.1       $       32.1       $       29.5
        Interest cost on projected benefit obligations.....          125.3              128.8              124.2
        Expected return on assets..........................         (181.8)            (218.7)            (223.2)
        Net amortization and deferrals.....................            6.4                 .1                (.6)
                                                            -----------------   ----------------   ------------------
        Net Periodic Pension Credit........................  $       (18.0)      $      (57.7)      $      (70.1)
                                                            =================   ================   ==================

      The projected benefit obligations under the pension plans were comprised of:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Benefit obligations, beginning of year.................................  $    1,812.3       $    1,712.6
        Service cost...........................................................          27.1               27.1
        Interest cost..........................................................         125.3              128.8
        Actuarial losses (gains)...............................................          42.5               64.4
        Benefits paid..........................................................        (123.3)            (120.6)
                                                                                ----------------   -----------------
        Benefit Obligation, End of Year........................................  $    1,883.9       $    1,812.3
                                                                                ================   =================

        The funded status of the pension plans was as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Plan assets at fair value, beginning of year...........................  $    1,845.3       $    2,119.4
        Actual return on plan assets...........................................        (278.2)            (148.0)
        Contributions..........................................................         348.1                -
        Benefits paid and fees.................................................        (129.8)            (126.1)
                                                                                ----------------   -----------------
        Plan assets at fair value, end of year.................................       1,785.4            1,845.3
        Projected benefit obligations..........................................       1,883.9            1,812.3
                                                                                ----------------   -----------------
        Excess of plan assets over projected benefit obligations...............         (98.5)              33.0
        Unrecognized prior service cost........................................         (40.0)             (46.3)
        Unrecognized net loss (gain) from past experience different
          from that assumed....................................................       1,033.9              550.1
        Unrecognized net asset at transition...................................          (1.5)              (1.6)
                                                                                ----------------   -----------------
        Prepaid Pension Cost, Net..............................................  $      893.9       $      535.2
                                                                                ================   =================


      The accrued liability for pension plans with projected benefit obligations in excess of plan assets was $19.1 million and $16.7 million at December 31, 2002 and 2001, respectively. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $60.9 million and $24.2 million, respectively, at December 31, 2002 and $49.7 million and $28.7 million, respectively, at December 31, 2001.

      The pension plan assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 6.75% and 7.26%, respectively, at December 31, 2002 and 7.25% and 7.19%, respectively, at December 31, 2001. As of January 1, 2002 and 2001, the expected long-term rate of return on assets for the retirement plan was 9.0% and 10.25%, respectively.

      Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $26.0 million, $27.3 million and $28.7 million for 2002, 2001 and 2000, respectively.

      Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with the plans totaling $101.4 million, $58.1 million and $29.8 million for 2002, 2001 and 2000, respectively (including $63.7 million and $34.6 million for 2002 and 2001, respectively, relating to the Bernstein deferred compensation plan).

14)   DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

      The Insurance Group primarily uses
      derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Various derivative financial instruments are used to achieve this objective, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of guaranteed minimum income benefit features contained in certain annuity contracts issued by the Company.

      As earlier described in Note 2 of Notes to Consolidated Financial Statements, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2002 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were $9,050.0 million and zero, respectively, at December 31, 2002. These amounts principally consist of interest rate cap contracts of Equitable Life that have a total fair value at December 31, 2002 of $8.7 million. At December 31, 2002 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

      All gains and losses on derivative financial instruments utilized by the Company in 2002 and 2001 are reported in earnings for the current year as none of the derivatives were designated to qualifying hedging relationships under SFAS No. 133 either at initial adoption of the Statement or at inception of the contracts. For 2002 and 2001, respectively, investment results, principally in net investment income, included gross gains of $7.7 million and $27.5 million and gross losses of $7.7 million and $4.6 million that were recognized on derivative positions.

      Fair Value of Financial Instruments
      -----------------------------------

      The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

      Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 2002 and 2001.

      Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

      Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

      The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

      The fair values for variable deferred annuities and single premium deferred annuities, which are included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

      Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

      The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 are presented below:


                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              2002                               2001
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)

        Consolidated:
        -------------
        Mortgage loans on real estate..........  $    3,746.2     $     4,070.1     $     4,333.3     $    4,438.7
        Other limited partnership interests....         674.8             674.8             695.2            695.2
        Policy loans...........................       4,035.6           4,728.2           4,100.7          4,476.4
        Policyholders liabilities:
          Investment contracts.................      14,555.0          15,114.9          12,256.4         12,514.0
        Long-term debt.........................       1,252.7           1,334.7           1,252.4          1,287.1

        Closed Block:
        -------------
        Mortgage loans on real estate..........  $    1,456.0     $     1,572.6     $     1,514.4     $    1,532.6
        Other equity investments...............          16.4              16.4              24.4             24.4
        Policy loans...........................       1,449.4           1,740.9           1,504.4          1,664.8
        SCNILC liability.......................          16.5              16.6              18.2             18.1

        Discontinued Operations:
        ------------------------
        Mortgage loans on real estate..........  $       87.5     $        94.7     $       160.3     $      171.6
        Other equity investments...............           9.4               9.4              22.3             22.3
        Guaranteed interest contracts..........          18.3              17.0              18.8             16.1
        Long-term debt.........................         101.7             101.7             101.7            101.7

15)   COMMITMENTS AND CONTINGENT LIABILITIES

      In addition to its debt and lease commitments discussed in Notes 10 and 17, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2002, these arrangements included commitments by the Company to provide equity financing of $298.6 million to certain limited partnerships under certain conditions. Management believes the Company will not incur any material losses as a result of these commitments.

      Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

      The Company had $57.3 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2002.

      In February 2002, Alliance signed a $125.0 million agreement with a group of commercial banks and other lenders. Under the agreement, Alliance guaranteed various obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2002, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

16)   LITIGATION

      A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following four paragraphs.

      In March 2000, an action entitled Brenda McEachern v. The Equitable Life Assurance Society of the United States and Gary Raymond, Jr. was commenced against Equitable Life and one of its agents in Circuit Court, Mobile County, Alabama, and asserts claims under state law. The action was brought by an individual who alleges that she purchased a variable annuity from Equitable Life in 1997. The action purports to be on behalf of a class consisting of all persons who from January 1, 1989 (i) purchased a variable annuity from Equitable Life to fund a qualified retirement plan,
      (ii) were charged allegedly unnecessary fees for tax deferral for variable annuities held in qualified retirement accounts, or (iii) were sold a variable annuity while owning a qualified retirement plan from Equitable Life. The complaint alleges various improper sales practices, including misrepresentations in connection with the use of variable annuities in a qualified retirement plan or similar arrangement, charging inflated or hidden fees, and failure to disclose unnecessary tax deferral fees. Plaintiff seeks damages, including punitive damages, in an unspecified amount and attorneys' fees and expenses. In May 2000, Equitable Life removed the case to the United States District Court for the Southern District of Alabama and filed a motion to dismiss the complaint, and plaintiff filed a motion to remand the case to state court. The court has permitted limited discovery on the issue of whether the Securities Litigation Uniform Standards Act applies. In November 2001, plaintiff filed a motion for leave to join additional plaintiffs. In February 2002, the court denied the plaintiff's motion to remand and granted defendants' motion to dismiss, but permitted plaintiff until April 1, 2002 to file an amended complaint in Federal Court. In March 2002, plaintiff filed a motion to alter or amend the court's judgment. In September 2002, plaintiff filed an amended complaint in the United States District Court for the Southern District of Alabama. In the amended complaint, the original plaintiff added two new plaintiffs who are alleged to have purchased individual retirement annuities in 1998 and 1999. The amended complaint does not assert any claims against Equitable Life's agent, previously named as a defendant. Plaintiffs seek to represent a class of

      (i) all persons who purchased deferred variable annuities from Equitable Life in tax deferred qualified retirement plans, and (ii) all persons who were charged allegedly unnecessary mortality fees for tax deferral for variable annuities held in qualified retirement accounts. Plaintiffs assert causes of action for unjust enrichment, money had and received (a common-law cause of action similar to unjust enrichment), conversion, breach of contract, negligence, negligent and/or wanton training, negligent and/or wanton supervision, and breach of fiduciary duty. Plaintiffs seek damages, including punitive damages, in an unspecified amount and attorneys' fees and expenses. In December 2002, the court granted Equitable Life's motion to dismiss the complaint, ruling that the Securities Litigation Uniform Standards Act applied. The complaint has been dismissed without prejudice.

      In October 2000, an action entitled Sham Malhotra, et al. v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint.

      Between June 2000 and January 2003, 29 lawsuits were filed in the state courts of Mississippi (the "Mississippi Actions") by more than 300 plaintiffs naming as defendants Equitable Life, EVLICO, EOC and AXA Advisors and various present and former individual sales agents. The actions arise from the purchase by each of the plaintiffs of various types of life insurance policies from Equitable Life, EVLICO and/or EOC. The policies at issue include term, variable and whole life policies purchased as early as 1954. The actions allege misrepresentations in connection with the sale of life insurance policies including that the defendants misrepresented the stated number of years that premiums would need to be paid. Plaintiffs assert claims for breach of contract, fraud, fraudulent inducement, misrepresentation, conspiracy, negligent supervision and other tort claims. Plaintiffs seek unspecified compensatory and punitive damages. The parties are engaged in various stages of discovery in many of the pending actions. In March 2002, the Circuit Court of Sunflower County, in one of the lawsuits, granted Equitable Life's motion, joined by the agent defendant, to dismiss that action with prejudice; plaintiffs' appeal to the Supreme Court of Mississippi has been fully briefed. The lawsuit involving 79 plaintiffs has been removed from state court to the United States District Court for the Northern District of Mississippi. Motions to remand are pending in several other cases.

      In six of the Mississippi Actions, between May 2002 and January 2003 three former sales agents and one retired sales agent of Equitable Life named as defendants have asserted cross-claims against Equitable Life seeking indemnification, as well as compensatory and punitive damages for, among other things, alleged injury to their reputations. Equitable Life filed motions to dismiss those cross-claims and in the Federal district courts in Mississippi, is seeking to compel arbitration of the cross-claims. In January 2003, the United States District Court for the Southern District of Mississippi granted Equitable Life's petition to compel arbitration of the cross-claims asserted by a former agent in two of the Mississippi Actions and also granted Equitable Life's motion to enjoin prosecution of those cases in state court.

      In October 2000, an action entitled American National Bank and Trust Company of Chicago, as trustee f/b/o Emerald Investments LP and Emerald Investments LP v. AXA Client Solutions, LLC; The Equitable Life Assurance Society of the United States; and AXA Financial, Inc. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse on the Company's consolidated financial position.

      After the District Court denied defendants' motion to assert certain defenses and counterclaims in American National Bank, Equitable Life commenced an action, in December 2001, entitled The Equitable Life Assurance Society of the United States v. American National Bank and Trust Company of Chicago, as trustee f/b/o Emerald Investments LP and Emerald Investments LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in American National Bank. Equitable Life's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by Equitable Life. Equitable Life seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to Equitable Life's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part Equitable Life's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. Equitable Life has answered defendants' remaining counterclaims.

      In November 1997, an amended complaint was filed in Peter Fischel, et al.
      v. The Equitable Life Assurance Society of the United States alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs challenged the District Court's subject matter jurisdiction over the health benefit claims. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty. In May 2002, the District Court issued an order granting plaintiffs' motion for partial summary judgment, granting Equitable Life's motion for summary judgment on plaintiffs' claim for breach of fiduciary duty and otherwise denying Equitable Life's motion for summary judgment. The court ruled that Equitable Life is liable to plaintiffs on their contract claims for subsidized benefits under ERISA. The court has deferred addressing the relief to which plaintiffs are entitled in light of the May 2002 order. A decision was rendered in October 2002 on the appeal by plaintiffs concerning the award of legal fees to plaintiffs' counsel for the previously settled claim not involving health benefits. The Court of Appeals denied plaintiffs' challenge to the District Court's subject matter jurisdiction over the settled claim, affirmed the method that the District Court used to calculate the award of legal fees to plaintiffs' counsel and remanded for further consideration of the fee award.

      A putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan for Employees, Managers and Agents, et al. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. The parties have agreed on class certification and in October 2002, the court accepted the recommendation of a special master to certify a plaintiff class.

      Three previously disclosed lawsuits, Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, Raymond Patenaude v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. and Siamac Sedighim v. Donaldson Lufkin & Jenrette, Inc., et al. have been dismissed with prejudice. In addition, in three previously disclosed actions, R.S.M. Inc., et al. v. Alliance Capital Management L.P., et al., In re AXA Financial, Inc. Shareholders Litigation and David Uhrik v. Credit Suisse First Boston (USA), Inc., et al., the parties have agreed to settle and the actions have been dismissed.

      Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that, subject to the foregoing, (i) the settlement of the R.S.M., In re AXA Financial, Inc. Shareholders Litigation and the Uhrik litigations will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

      In April 2001, an amended class action complaint entitled Miller, et al.
      v. Mitchell Hutchins Asset Management, Inc., et al. (Miller Complaint"), was filed in Federal District Court in the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. ("AFD"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The allegations in the Miller Complaint concern six mutual funds with which Alliance has investment advisory agreements, including Alliance Premier Growth Fund ("Premier Growth Fund"), Alliance Health Care Fund, Alliance Growth Fund, Alliance Quasar Fund, Alliance Fund and Alliance Disciplined Value Fund. The Miller Complaint alleges principally that (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance and AFD, respectively, are excessive and, therefore, constitute a breach of fiduciary duty. Plaintiffs seek a recovery of certain fees paid by these funds to Alliance. In March 2002, the court issued an order granting defendants' joint motion to dismiss the Miller Complaint. The court allowed plaintiffs up to and including April 1, 2002 to file an amended complaint comporting with its order. In April 2002, plaintiffs filed a second amended complaint. The allegations and relief sought in the second amended complaint are virtually identical to the Miller Complaint. In May 2002, defendants filed a motion to dismiss the amended complaint. Alliance and AFD believe that plaintiffs' allegations are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance and AFD are unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In December 2001 a complaint entitled Benak v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Benak Complaint") was filed in Federal District Court in the District of New Jersey against Alliance and Alliance Premier Growth Fund alleging violation of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the General Partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Plaintiff seeks recovery of fees paid by Premier Growth Fund to Alliance. Subsequently, between December 2001 and July 2002, five complaints making substantially the same allegations and seeking substantially the same relief as the Benak Complaint were filed against Alliance Capital Management L.P. and Alliance Premier Growth Fund. All of those actions were consolidated in Federal District Court in the District of New Jersey. In January 2003, a consolidated amended complaint entitled Benak v. Alliance Capital Management L.P. was filed containing allegations similar to those in the individual complaints and alleging violation of the ICA. While the Consolidated Amended Complaint seeks relief similar to that requested in the individual actions, it does not name the Premier Growth Fund as a defendant. Alliance believes the plaintiffs' allegations in the Benak Consolidated Amended Complaint are without merit and intends to vigorously defend against these allegations. At the present time Alliance's management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of these actions may have on its consolidated results of operations or financial position.

      In April 2002, a consolidated complaint entitled In re Enron Corporation Securities Litigation ("Enron Complaint") was filed in Federal District Court in the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Senior Notes due 2021. Plaintiffs allege that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the General Partner of Alliance, signed the registration statement at issue. Plaintiffs allege that the registration statement was materially misleading. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. The Enron Complaint specifically states that "[n]o allegations of fraud are made against or directed at" Alliance. In June 2002, Alliance moved to dismiss the complaint as the allegations therein pertain to it. That motion is pending. Alliance believes the allegations of the Enron Complaint as to it are without merit and intends to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In May, 2002, a complaint entitled The Florida State Board of Administration v. Alliance Capital Management L.P. (the "SBA Complaint") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety, and the case is currently in discovery. Alliance believes the SBA's allegations in the SBA Complaint are without merit and intends to vigorously defend against these allegations. At the present time, Alliance's management is unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In September 2002, a complaint entitled Lawrence E. Jaffe Pension Plan, Lawrence E. Jaffe Trustee U/A 1198 v. Alliance Capital Management L.P., Alfred Harrison and Alliance Premier Growth Fund, Inc. ("Jaffe Complaint") was filed in Federal District Court in the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the ICA. The Jaffe Complaint alleges that the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of

      Enron and that the agreements between Premier Growth Fund and Alliance violated the ICA because all of the directors of Premier Growth Fund should be deemed interested under the ICA. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In November 2002, Alliance filed a motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey to be consolidated with the Benak v. Alliance Capital Management L.P. action already pending there. Alliance's time to move, answer or otherwise respond to the Jaffe Complaint is stayed pending a decision on the motion to transfer. Alliance and Alfred Harrison believe that plaintiff's allegations in the Jaffe Complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of this action may have on its results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In December 2002, a complaint entitled Patrick J. Goggins et al. v. Alliance Capital Management L.P. et al. ("Goggins Complaint") was filed in Federal District Court in the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of the Fund. The Goggins Complaint alleges that defendants violated the Securities Act of 1933 because Premier Growth Fund's registration statements and prospectuses allegedly were materially misleading, contained untrue statements of material fact and omitted material facts in describing the strategic objectives and investment strategies of Premier Growth Fund in relation to Premier Growth Fund's investments, including Premier Growth Fund's investments in Enron Corp. securities. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages. Alliance's time to move, answer or otherwise respond to the Goggins Complaint is currently stayed. Alliance, Premier Growth Fund and the other defendants believe the plaintiffs' allegations in the Goggins Complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In addition to the matters previously reported and those described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter. Accordingly, the Company's management cannot make an estimate of loss, if any, or predict whether or not any given matter will have a material adverse effect the Company's consolidated results of operations in any particular period.

17)   LEASES

      The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2003 and the four successive years are $123.6 million, $127.9 million, $117.5 million, $99.9 million, $91.8 million and $848.4 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2003 and the four successive years is $5.6 million, $5.6 million, $5.4 million, $2.2 million, $2.2 million and $18.1 million thereafter.

      At December 31, 2002, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2003 and the four successive years is $81.7 million, $78.8 million, $75.9 million, $75.2 million, $67.6 million and $535.8 million thereafter.

      The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2003 and the two successive years are $4.4 million, $2.8 million, and $.9 million.

18)   INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

      Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $408.9 million during 2003. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2002, 2001 and 2000, the Insurance Group statutory net income totaled $451.6 million, $547.7 million and $1,068.6 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,281.0 million and $6,100.4 million at December 31, 2002 and 2001, respectively. In 2002, 2001 and 2000, respectively, $500.0 million, $1.7 billion and $250.0 million in shareholder dividends were paid by Equitable Life.

      At December 31, 2002, the Insurance Group, in accordance with various government and state regulations, had $23.3 million of securities deposited with such government or state agencies.

      In 1998, the NAIC approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addresses areas where statutory accounting previously was silent and changes certain existing statutory positions. Equitable Life and Equitable of Colorado became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

      On December 27, 2000, an emergency rule was issued by the New York Insurance Department (NYID), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Differences in the New York regulation adopted in 2000 from Codification were in accounting for deferred taxes and goodwill, which are required to be disclosed in the notes to the Annual Statement, as well as the Annual Audited Report. On September 24, 2002 the bill authorizing the admissibility of deferred taxes by New York insurers was signed into law and was effective as of January 1, 2002. The impact of adopting the accounting for deferred taxes at January 1,2002 was a $363.6 million decrease to surplus.

      The implementation of Codification in 2001 resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

      The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or EOC.

      At December 31, 2002 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed in the January 1, 2001 NAIC Accounting Practices and Procedures manual.

      Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Net change in statutory surplus and
          capital stock....................................  $    (1,354.7)      $      104.1       $    1,321.4
        Change in AVR......................................         (464.7)            (230.2)            (665.5)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................       (1,819.4)            (126.1)             655.9
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................          255.2              270.8              254.5
          DAC..............................................          458.1              458.5              469.1
          Deferred Federal income taxes....................         (634.6)            (354.8)            (127.3)
          Valuation of investments.........................          (74.8)              67.9             (134.8)
          Valuation of investment subsidiary...............        1,399.4           (1,507.9)             (29.2)
          Change in fair value of guaranteed minimum
            income benefit reinsurance contracts...........          120.0                -                  -
          Shareholder dividends paid......................           500.0            1,700.0              250.0
          Changes in non-admitted assets...................          384.2              138.3               73.8
          Stock option expense related to AXA's minority
            interest acquisition...........................            -                  -               (493.9)
          Other, net.......................................          (23.7)               5.4              383.1
          GAAP adjustments for Discontinued
            Operations.....................................           23.0               (5.1)              54.3
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       587.4       $      647.0       $    1,355.5
                                                            =================   ================   =================


                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2002               2001                2000
                                                            -----------------   ----------------   ------------------
                                                                                 (IN MILLIONS)

        Statutory surplus and capital stock................  $     4,091.3       $    5,446.0       $    5,341.9
        AVR................................................          189.7              654.4              884.6
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        4,281.0            6,100.4            6,226.5
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,237.6)          (1,492.8)          (1,763.6)
          DAC..............................................        5,801.0            5,513.7            5,128.8
          Deferred Federal income taxes....................       (1,835.8)          (1,252.2)            (640.7)
          Valuation of investments.........................        1,629.6              635.9              140.2
          Valuation of investment subsidiary...............       (1,191.4)          (2,590.8)          (1,082.9)
          Change in fair value of guaranteed minimum
            income benefit reinsurance contracts...........          120.0                -                  -
          Non-admitted assets..............................        1,162.3              778.1              639.8
          Issuance of surplus notes........................         (599.6)            (539.4)            (539.1)
          Other, net.......................................          157.2              536.6              500.6
          GAAP adjustments for Discontinued
            Operations.....................................         (108.7)            (123.8)            (164.3)
                                                            -----------------   ----------------   ------------------
        Equity of the Insurance Group......................  $     8,178.0       $    7,565.7       $    8,445.3
                                                            =================   ================   ==================

19)   BUSINESS SEGMENT INFORMATION

      The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

      The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

      The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowments and domestic and foreign financial institutions, (b) private clients, including high net worth individuals, trusts and estates and charitable foundations, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

      Intersegment investment advisory and other fees of approximately $102.2 million, $116.6 million and $153.2 million for 2002, 2001 and 2000, respectively, are included in total revenues of the Investment Services segment.

      The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                    2002               2001               2000
                                                              -----------------   ----------------  ------------------
                                                                                   (IN MILLIONS)
       SEGMENT REVENUES:
       Insurance............................................   $     4,673.4       $     4,763.3     $     4,681.9
       Investment Services..................................         2,744.9             2,994.4           4,672.5
       Consolidation/elimination............................           (71.3)              (90.0)           (113.2)
                                                              -----------------   ----------------  ------------------
       Total Revenues.......................................   $     7,347.0       $     7,667.7     $     9,241.2
                                                              =================   ================  ==================

       SEGMENT EARNINGS (LOSS) FROM CONTINUING OPERATIONS
         BEFORE FEDERAL INCOME TAXES AND MINORITY INTEREST:
       Insurance............................................   $       437.9       $       707.5     $      (192.5)
       Investment Services..................................           590.7               585.4           2,778.0
                                                              -----------------   ----------------  ------------------
       Total Earnings from Continuing Operations
         before Federal Income Taxes
         and Minority Interest.............................   $     1,028.6       $     1,292.9     $     2,585.5
                                                              =================   ================  ==================


                                                                    2002               2001               2000
                                                              -----------------   ----------------  ------------------
                                                                                   (IN MILLIONS)
       ASSETS:
       Insurance............................................   $    80,638.7       $    84,572.2     $    88,641.1
       Investment Services..................................        14,160.3            15,808.8          16,807.2
       Consolidation/elimination............................            27.3               (94.4)            (57.1)
                                                              -----------------   ----------------  ------------------
       Total Assets.........................................   $    94,826.3       $   100,286.6     $   105,391.2
                                                              =================   ================  ==================


20)   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The quarterly results of operations for 2002 and 2001 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)
        2002
        ----
        Total Revenues................  $     1,883.9      $     2,072.1       $    1,860.9         $    1,530.1
                                       =================  =================   ==================   ==================

        Earnings (Loss) from
          Continuing Operations.......  $       162.6      $       206.7       $      266.9         $      (21.3)
                                       =================  =================   ==================   ==================

        Net Earnings (Loss)...........  $       130.4      $       205.3       $      286.3         $      (34.6)
                                       =================  =================   ==================   ==================

        2001
        ----
        Total Revenues................  $     2,023.1      $     1,898.6       $    1,804.8         $    1,941.2
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations..................  $       227.1      $       120.3       $      119.2         $      140.0
                                       =================  =================   ==================   ==================

        Net Earnings..................  $       233.6      $       118.5       $      118.7         $      176.2
                                       =================  =================   ==================   ==================


      The quarterly results of operations for the first three quarters of 2002 have been restated to reflect the accounting change adopted in the fourth quarter of 2002 as of January 1, 2002 for liabilities associated with variable annuity contracts that contain GMDB and GMIB features, as follows:


                                                                                THREE MONTHS ENDED
                                                            ------------------------------------------------------------
                                                                MARCH 31            JUNE 30           SEPTEMBER 30
                                                            -----------------   ----------------  ----------------------
                                                                                   (IN MILLIONS)

       Earnings from continuing operations,
          as previously reported..........................   $      160.5        $      286.6      $      345.7
       Adjustment to reflect adoption of accounting
          change as of January 1, 2002....................            2.1               (79.9)            (78.8)
                                                            -----------------   ----------------  ----------------------
       Earnings from Continuing
          Operations, as Restated.........................   $      162.6        $      206.7      $      266.9
                                                            =================   ================  ======================

       Net earnings, as previously reported...............   $      161.5        $      285.2      $      365.1
       Adjustment to reflect adoption of accounting
          change as of January 1, 2002....................          (31.1)              (79.9)            (78.8)
                                                            -----------------   ----------------  ----------------------
       Net Earnings, as Restated..........................   $      130.4        $      205.3      $      286.3
                                                            =================   ================  ======================

21)   ACCOUNTING FOR STOCK-BASED COMPENSATION

      The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company:


                                                                  2002               2001                 2000
                                                            -----------------   ----------------   -------------------
                                                                                  (IN MILLIONS)

        Net income, as reported............................  $       587.4       $      647.0       $    1,355.5
        Add: Compensation charge resulting from
           AXA's acquisition of minority interest
           included in net earnings........................            -                  -                306.4
        Less: Total stock-based employee compensation
           expense determined under fair value method for
           all awards, net of Federal income tax benefit             (36.0)             (22.2)             (34.6)
                                                            -----------------   ----------------   -------------------
        Pro Forma Net Earnings.............................  $       551.4       $      624.8       $    1,627.3
                                                            =================   ================   ===================


      In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

      Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can issue options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

      Following completion of the merger of AXA Merger Corp. with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights ("SARs") and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the SARs is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded a (reduction) increase in the SARs liability of $(10.2) million and $(63.2) million for 2002 and 2001, respectively, reflecting the variable accounting for the SARs, based on the change in the market value of AXA ADRs for the respective periods ended December 31, 2002 and 2001.

      The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2002, 2001 and 2000 follow:

                                       HOLDING COMPANY                            ALLIANCE
                           -----------------------------------------   -------------------------------
                             2002 (1)       2001 (1)        2000          2002      2001       2000
                           -------------  ------------- ------------   -------------------- ----------

        Dividend yield....    2.54%          1.52%         0.32%         5.80%     5.80%      7.20%

        Expected
          volatility......     46%            29%           28%           32%       33%        30%

        Risk-free interest
          rate............    4.04%          4.98%         6.24%         4.2%      4.5%       5.90%

        Expected life
          in years........      5              5             5            7.0       7.2        7.4

        Weighted average
          fair value per
          option at
          grant-date......    $6.30          $9.42        $11.08         $5.89     $9.23      $8.32

     (1) Beginning in 2001, the option pricing assumptions reflect options granted by the Holding Company representing rights to acquire AXA ADRs.

      A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2002. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:

                                                       HOLDING COMPANY                          ALLIANCE
                                             ------------------------------------   ---------------------------------
                                                   COMMON
                                                   STOCK            WEIGHTED                            WEIGHTED
                                                    AND             AVERAGE                             AVERAGE
                                                  AXA ADRS          EXERCISE            UNITS           EXERCISE
                                               (IN MILLIONS)         PRICE          (IN MILLIONS)        PRICE
                                             ------------------------------------   --------------- -----------------
        Holding Company Option Shares:
        Balance at December 31, 1999.....         22.7              $24.60               12.5           $17.95
          Granted........................          6.5              $31.06                4.7           $50.93
          Exercised......................         (4.5)             $18.57               (1.7)          $10.90
          Forfeited......................         (1.2)             $26.15                (.1)          $26.62
                                             ----------        ------------          ----------      ---------

        Balance at December 31, 2000.....         23.5              $27.20               15.4           $28.73
                                             ==========        ============

        AXA ADR Option Shares:
        Balance at January 2, 2001                18.3              $21.65
          Granted........................         17.0              $31.55                2.5           $50.34
          Exercised......................         (2.2)             $11.57               (1.7)          $13.45
          Forfeited......................         (3.1)             $32.02                (.3)          $34.33
                                             ----------        ------------          ----------      ---------

        Balance at December 31, 2001.....         30.0              $31.55               15.9           $33.58
          Granted........................          6.7              $17.24                2.4           $39.32
          Exercised......................          (.2)             $10.70               (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12                (.5)          $42.99
                                             ----------        ------------          ----------      ---------

        Balance at December 31, 2002              35.3              $25.14               16.4           $34.91
                                             ==========        ============          ==========      =========

      Information about options outstanding and exercisable at December 31, 2002 follows:

                                            OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                             ---------------------------------------------------   -------------------------------------
                                                   WEIGHTED
                                                    AVERAGE         WEIGHTED                               WEIGHTED
              RANGE OF             NUMBER          REMAINING        AVERAGE             NUMBER              AVERAGE
              EXERCISE          OUTSTANDING       CONTRACTUAL       EXERCISE          EXERCISABLE          EXERCISE
               PRICES          (IN MILLIONS)     LIFE (YEARS)        PRICE           (IN MILLIONS)           PRICE
        --------------------------------------- ---------------- ---------------   ------------------   ----------------

              AXA ADRs
        ----------------------
        $ 6.325   - $ 9.01           1.8               1.26            $6.76              1.8                 $6.76
        $10.195   - $14.73           3.3               6.41           $13.13              2.4                $13.28
        $15.995   - $22.84          10.3               7.82           $18.47              4.7                $18.80
        $26.095   - $33.025         14.9               5.60           $30.93              8.5                $31.76
        $36.031                      5.0               6.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
        $ 6.325   - $36.031         35.3               6.22           $25.14             22.4                $26.00
                              =================                                    ==================

              Alliance
        ----------------------
        $   8.81   - $18.47          3.5               3.43           $13.21              3.5                $13.21
        $  22.50   - $30.25          3.8               6.34           $27.87              2.6                $27.60
        $  30.94   - $48.50          4.9               8.68           $41.01              1.0                $48.46
        $  50.15   - $50.56          2.3               8.92           $50.25               .5                $50.25
        $  51.10   - $58.50          1.9               7.95           $53.78               .7                $53.77
                              -----------------                                    ------------------
        $   8.81   - $58.50         16.4               6.98           $34.91              8.3                $27.72
                              =================                                    ==================


      The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over a period of up to ten years.

      In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2002, approximately 14.4 million Alliance Holding units of a maximum 40.0 million units were subject to options granted and 80,433 Alliance Holding units were subject to awards made under this plan.

22)   RELATED PARTY TRANSACTIONS

      Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $39.7 million and $19.1 million, respectively, for 2002 and 2001.

      The Company paid $596.6 million and $590.5 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2002 and 2001. The Company charged AXA Distribution's subsidiaries $411.9 million and $522.6 million, respectively, for their applicable share of operating expenses for 2002 and 2001, pursuant to the Agreements for Services.

      In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.


      Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA under such agreements totaled approximately $17.9 million and $13.7 million in 2002 and 2001, respectively. Payments by AXA and AXA affiliates to Equitable Life under such agreements totaled $17.6 million and $9.9 million in 2002 and 2001, respectively.

      Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2002               2001               2000
                                                            -----------------   ----------------  ------------------
                                                                                 (IN MILLIONS)


       Investment advisory and services fees..............   $       950.1       $     1,089.7     $     1,021.8
       Distribution revenues..............................           467.5               544.6             621.6
       Shareholder servicing fees.........................            89.7                87.2              85.6
       Other revenues.....................................            10.2                11.0              11.6
       Brokerage..........................................             7.0                 5.7               1.0


23)   PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

      Assuming the Bernstein acquisition had occurred on January 1, 2000, revenues for the Company would have been $8.79 billion for 2000 on a pro forma basis. The impact of the acquisition on net earnings on a pro-forma basis would not have been material.

      This pro forma financial information does not necessarily reflect the results of operations that would have resulted had the Bernstein acquisition actually occurred on January 1, 2000, nor is the pro forma financial information necessarily indicative of the results of operations that may be achieved for any future period.

IL COLI(SM)
A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.


Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, prospectuses that contain important information about the Portfolios accompany this prospectus.

PROSPECTUS DATED MAY 1, 2003
--------------------------------------------------------------------------------

This prospectus describes many aspects of an IL COLI(SM) policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under IL COLI(SM). To make this prospectus easier to read, we sometimes use different words than the policy. Equitable Life or your financial professional can provide any further explanation about your policy.


Under our current rules, the IL COLI(SM) policy will be offered to corporations and other business entities that meet the following conditions at issue:


o The policies are corporately owned or are "split-dollar" cases that are collaterally assigned to the company;

o The persons proposed to be insured are deemed by us to be "highly compensated" individuals;

o The minimum initial premium under each policy is remitted to Equitable Life by the employer; and

o The aggregate annualized first year planned periodic premium is at least $150,000 if a minimum of three policies is issued, each on the life of a different insured person, and at least $500,000 if less than three policies are issued.


WHAT IS IL COLI(SM)?

IL COLI(SM) is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:



--------------------------------------------------------------------------------
 Variable investment options
 Fixed income
--------------------------------------------------------------------------------
o AXA Premier VIP Core Bond             o EQ/High Yield
o EQ/Alliance Quality Bond              o EQ/Money Market
o EQ/Alliance Intermediate Government   o Fidelity VIP Investment Grade Bond
  Securities                            o Fidelity VIP High Income
--------------------------------------------------------------------------------
 Domestic stocks
--------------------------------------------------------------------------------
o AXA Premier VIP Health Care           o  Fidelity VIP Contrafund(R)
o AXA Premier VIP Small/Mid Cap Value   o Fidelity VIP Equity-Income
o EQ/Aggressive Stock                   o Fidelity VIP Growth & Income
o EQ/Alliance Common Stock              o Fidelity VIP Mid Cap
o EQ/Alliance Growth and Income         o Fidelity VIP Value
o EQ/Alliance Premier Growth            o Fidelity VIP Value Strategies
o EQ/Alliance Small Cap Growth          o EQ/Janus Large Cap Growth
o EQ/Alliance Technology                o EQ/Marsico Focus
o EQ/Bernstein Diversified Value        o EQ/Mercury Basic Value Equity
o EQ/Capital Guardian Research          o EQ/MFS Emerging Growth Companies
o EQ/Capital Guardian U.S. Equity       o EQ/MFS Investors Trust
o EQ/Equity 500 Index                   o EQ/Putnam Growth & Income Value
o EQ/Evergreen Omega                    o PEA Renaissance
o EQ/FI Mid Cap                         o U.S. Real Estate--Class I
o EQ/FI Small/Mid Cap Value



--------------------------------------------------------------------------------
 International stocks
--------------------------------------------------------------------------------
o EQ/Alliance International   o EQ/Putnam International Equity
o EQ/Emerging Markets Equity
--------------------------------------------------------------------------------
 Balanced/hybrid
--------------------------------------------------------------------------------
o EQ/Balanced                 o Fidelity VIP Asset Manager: Growth(R)



Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, AXA Premier VIP Trust, The Universal Institutional Funds, Inc., PIMCO Advisors VIT or Fidelity Variable Insurance Products (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.


OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for a number of years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) decrease the amount of insurance coverage, (5) choose between two life insurance benefit options, and (6) elect to receive an insurance benefit if the insured person becomes terminally ill.

OTHER EQUITABLE LIFE POLICIES. We offer a variety of fixed and variable life insurance policies including products designed specifically for this marketplace, which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with IL COLI(SM) or another policy may not be to your advantage. You can contact us to find out more about any other Equitable Life insurance policy.



The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                          X00464

Contents of this prospectus
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS
   AND RISKS                                                                 1
--------------------------------------------------------------------------------
How you can pay for and contribute to your policy                            1

The minimum amount of premiums you must pay                                  1
Investment options within your policy                                        2
About your life insurance benefit                                            3
You can decrease your insurance coverage                                     3
Accessing your money                                                         4
Risks of investing in policy                                                 4



--------------------------------------------------------------------------------
2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES
   YOU WILL PAY                                                              5
--------------------------------------------------------------------------------
Tables of policy charges                                                     5
How we allocate charges among your investment options                        8
Changes in charges                                                           8



--------------------------------------------------------------------------------
3. WHO IS EQUITABLE LIFE?                                                    9
--------------------------------------------------------------------------------
How to reach us                                                              9
About our Separate Account FP                                               10
Your voting privileges                                                      10



--------------------------------------------------------------------------------
4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       11
--------------------------------------------------------------------------------
Portfolios of the Trusts                                                    11




--------------------------------------------------------------------------------
5. DETERMINING YOUR POLICY'S VALUE                                          15
--------------------------------------------------------------------------------
Your account value                                                          15




--------------------------------------------------------------------------------
6. TRANSFERRING YOUR MONEY AMONG OUR
   INVESTMENT OPTIONS                                                       16
--------------------------------------------------------------------------------
Transfers you can make                                                      16
How to make transfers                                                       16
Our dollar cost averaging service                                           16
Our asset rebalancing service                                               16




"We," "our" and "us" refer to Equitable Life. "Financial professional" means the registered representative of AXA Advisors who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we such mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.

When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

IL COLI(SM) is available in all states. This prospectus does not offer IL COLI(SM) anywhere offers are not lawful. Equitable Life does not authorize information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.





i  Contents of this prospectus

--------------------------------------------------------------------------------
7. ACCESSING YOUR MONEY                                                     18
--------------------------------------------------------------------------------
Borrowing from your policy                                                  18
Making withdrawals from your policy                                         18
Surrendering your policy for its net cash surrender value                   19
When the insured person reaches age 100 ("Maturity")                        19
Your option to receive a living benefit                                     19



--------------------------------------------------------------------------------
8. TAX INFORMATION                                                          20
--------------------------------------------------------------------------------
Basic tax treatment for you and your beneficiary                            20
Tax treatment of distributions to you (loans, partial withdrawals,
  full surrender, and maturity)                                             20
Tax treatment of living benefits proceeds                                   21
Effect of policy on interest deductions taken by business entities          21
Requirement that we diversify investments                                   21
Estate, gift, and generation-skipping taxes                                 22
Pension and profit-sharing plans                                            22
Split-dollar and other employee benefit programs                            22
ERISA                                                                       22
Our taxes                                                                   22
When we withhold taxes from distributions                                   23
Possibility of future tax changes and other tax information                 23



--------------------------------------------------------------------------------
9. MORE INFORMATION ABOUT POLICY FEATURES AND
     BENEFITS                                                               24
--------------------------------------------------------------------------------
Alternate higher death benefit in certain cases                             24
Variations among IL COLI(SM) policies                                       24
Your options for receiving policy proceeds                                  24
Your right to cancel within a certain number of days                        24



--------------------------------------------------------------------------------
10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                           26
--------------------------------------------------------------------------------
Deducting policy charges                                                    26




--------------------------------------------------------------------------------
11. MORE INFORMATION ABOUT PROCEDURES THAT APPLY
     TO YOUR POLICY                                                         28
--------------------------------------------------------------------------------
Dates and prices at which policy events occur                               28
Policy issuance                                                             28
Ways to make premium and loan payments                                      29
Assigning your policy                                                       29
You can change your policy's insured person                                 29
Requirements for surrender requests                                         30
Gender-neutral policies                                                     30
Future policy exchanges                                                     30

--------------------------------------------------------------------------------
12. MORE INFORMATION ABOUT OTHER MATTERS                                    31
--------------------------------------------------------------------------------
About our general account                                                   31
Transfers of your account value                                             31
Telephone and EQAccess requests                                             31
Suicide and certain misstatements                                           32
When we pay policy proceeds                                                 32
Changes we can make                                                         32
Reports we will send you                                                    33



--------------------------------------------------------------------------------
13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP
     AND EQUITABLE LIFE                                                     34
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
14. PERSONALIZED ILLUSTRATIONS                                              35
--------------------------------------------------------------------------------
Illustrations of policy benefits                                            35


--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------
I -- Information on market performance                                     I-1
II -- An index of key words and phrases                                   II-1
III -- Hypothetical illustrations                                        III-1



--------------------------------------------------------------------------------
Following the Appendices of this prospectus or accompanying this prospectus (but not a part of this prospectus) are the prospectuses for the applicable underlying Trusts.
--------------------------------------------------------------------------------


                                                 Contents of this prospectus  ii

1. Risk/benefit summary: Policy features, benefits and risks
--------------------------------------------------------------------------------

HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies issued in some states or on an automatic premium payment plan may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an IL COLI(SM) policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the IL COLI(SM) policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the IL COLI(SM) policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).

--------------------------------------------------------------------------------
You can generally pay premiums at such times and in such amounts as you like, so long as (i) you pay enough to prevent your policy from lapsing and (ii) you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.
--------------------------------------------------------------------------------

LIMITS ON PREMIUM PAYMENTS. The federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would exceed those limits to you.

You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premium you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay.

If at any time your policy's account value is high enough that the alternative death benefit discussed below would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with adequate evidence that he/she continues to meet our requirements for issuing insurance. The requirement for such evidence, however, would apply only to the amount of premiums you pay in any year of your policy that exceeds your annual specified premium. Specified premiums are discussed later in this prospectus.

PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only enough premiums to ensure (i) that your policy has enough "net cash surrender value" to cover your policy's monthly charges as they fall due or
(ii) that your death benefit guarantee (discussed below) remains in effect. ("Net cash surrender value" is explained under "Surrendering your policy for its net cash surrender value" later in this prospectus.)


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if it does not have enough net cash surrender value to pay the monthly charges when due and the death benefit guarantee is not then in effect. We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy, which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

--------------------------------------------------------------------------------
Your policy will terminate if you don't pay enough premiums to pay the charges we deduct, unless the death benefit guarantee is in effect and you do not have an outstanding loan. However, we will first send you a notice and give you the opportunity to pay any shortfall.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information" later in this prospectus.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also present evidence of insurability satisfactory to us and pay at least the amount of premium that we require. The required payment will not be more than an amount sufficient to cover (i) the monthly administrative charges from the date of default to the effective date of restoration; (ii) total monthly deductions for 3 months, calculated from the effective date of restoration; (iii) any excess of the applicable surrender charge during the three months following the date of restoration over the surrender charge that was deducted on the date


1 Risk/benefit summary: Policy features, benefits and risks of default; and (iv) the charge for applicable taxes, and any increase in surrender charges associated with this payment. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.

DEATH BENEFIT GUARANTEE AND SPECIFIED PREMIUMS. Page 3 of your policy will show a "specified premium." Payment of the specified premium is not required. However, we measure the actual premiums you have paid against the specified premiums to see if the death benefit guarantee provision will prevent a policy from lapsing. For more detail about how we do this, see "Death benefit guarantee test" below. The death benefit guarantee provision will not prevent your policy from lapsing if you have an outstanding policy loan.

--------------------------------------------------------------------------------
In most states, if you pay at least certain prescribed amounts of premiums, and have no policy loans, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.
--------------------------------------------------------------------------------

The death benefit guarantee provision lasts for the following periods:


o If you select death benefit Option A, and never change it to death benefit Option B, then the death benefit guarantee provision lasts until your policy matures.

o If you have ever selected death benefit Option B (even if you subsequently changed it to Option A), until the later of the policy anniversary nearest to when the insured person reaches age 80 or the end of the 15th year of the policy.

See "About your life insurance benefit" below regarding your death benefit options.

In some states, including New York and New Jersey, your policy will refer to a "no-lapse guarantee" instead of the death benefit guarantee. The no-lapse guarantee provision will work in the same manner as the death benefit guarantee provision, except that it will only last for the first three years of your policy. The guarantee and guarantee period applicable to your policy will appear on page 3 of your policy. Also, the policy will refer to the premium for such three-year guarantee as a "no-lapse guarantee premium" instead of a specified premium.

DEATH BENEFIT GUARANTEE TEST. If your policy's net cash surrender value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date at least equals the cumulative specified premiums due to date. So long as at least this amount has been paid and you have no policy loan outstanding (or you repay all of such loans before the end of the 61-day grace period mentioned above) and provided that the period of the guarantee has not expired, your policy will not lapse.

When we calculate the cumulative amount of specified premiums, we compound each amount at a 4% annual interest rate from its due date through the date of the calculation. (This interest rate is only for purposes of determining whether you have satisfied the death benefit guarantee test. It does not bear any relation to the returns you will actually earn or any loan interest you will actually pay.) We use the same calculation for determining the cumulative amount of premiums paid, beginning with the date each premium is received. The amount of premiums you must pay to maintain the death benefit guarantee will be increased by the cumulative amount of any partial withdrawals you have taken from your policy (calculated by the same method, beginning with the date of withdrawal).

The amount of the specified premium set forth in your policy is actuarially determined at policy issuance and depends on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The specified premiums may also change if, for example, the face amount of the policy changes or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your specified premium. Any change will be prospective only, and no change will extend the death benefit guarantee period beyond its original number of years.


INVESTMENT OPTIONS WITHIN YOUR POLICY

We will initially put all unloaned amounts which you have allocated to variable investment options into our EQ/Money Market investment option. On the first business day following the twentieth day after your policy is issued (the "Allocation Date"), we will re-allocate that investment in accordance with your premium allocation instructions then in effect. You give such instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

--------------------------------------------------------------------------------
You can choose among variable investment options.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

Our arrangement with Portfolio sponsors that are not affiliated with us may provide that they or one of their affiliates will pay us based on a percentage (up to 0.30% on an annual basis) of the net assets of a Portfolio attributable to the Policies. These fees are not charged to you, the Separate Account or the Portfolio.

You will find other important information about each Portfolio in the separate prospectuses for each Trust attached at the end of this pro-


                    Risk/benefit summary: Policy features, benefits and risks 2 spectus including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.

GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. For each year of your policy, we declare a fixed rate of interest (4% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account".)

--------------------------------------------------------------------------------
We will pay at least 4% annual interest on our guaranteed interest option.
--------------------------------------------------------------------------------

ABOUT YOUR LIFE INSURANCE BENEFIT



YOUR POLICY'S FACE AMOUNT. In your application to buy an IL COLI(SM) policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $100,000 is the smallest amount of coverage you can request.


--------------------------------------------------------------------------------
If the insured person dies, we pay a life insurance benefit to the "beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. We also have options available for the manner in which we pay death benefits (see "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus).
--------------------------------------------------------------------------------

YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;

                                    -- or --

o Option B -- The face amount plus the policy's "account value" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES. Your policy is designed to always provide a minimum level of insurance protection relative to your policy's account value, in part to meet the Internal Revenue Code's definition of "life insurance." For more information on the alternative higher death benefit and for information on other adjustments to the death benefit, see "More information about policy features and benefits" later in this prospectus.


--------------------------------------------------------------------------------
You can request a change in your death benefit option any time after the second year of the policy. However, a change to Option B could result in the immediate termination of the death benefit guarantee (see "Death benefit guarantee and specified premiums," above).
--------------------------------------------------------------------------------

CHANGE OF DEATH BENEFIT OPTION. If you change from Option A to B, we automatically reduce your policy's face amount by an amount equal to your policy's account value at the time of the change. We may refuse this change if the policy's face amount would be reduced below our then current minimum for new policies. Also, we may require you to provide us with satisfactory evidence that the insured person remains insurable at the time of this change. This change may shorten the length of time your death benefit guarantee remains in effect. See "Death benefit guarantee and specified premiums" above.

If you change from Option B to A, we automatically increase your policy's face amount by an amount equal to your policy's account value at the time of the change.

If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will determine the new base policy face amount somewhat differently from the general procedures described above.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. Please refer to "Tax information" later in this prospectus, to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.


YOU CAN DECREASE YOUR INSURANCE COVERAGE

You may request a decrease in your policy's face amount any time after the second year of your policy. The requested decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount.

You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. The amounts of your specified premiums, the monthly deductions for the cost of insurance coverage and any death benefit guarantee charge will generally decrease from the time you reduce the face amount. We will not adjust the sales charge as a result of a face amount decrease that occurs automatically as a result of a change of death benefit option that you request.

If you reduce the face amount during the first 15 years of your policy, we will deduct all or part of the remaining surrender charge from your policy. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. In no event will the surrender


3 Risk/benefit summary: Policy features, benefits and risks charge due exceed your account value less any amounts we are holding to secure policy loans (including any interest on those amounts that have not yet been allocated to the variable investment options). We deduct the charge from the same investment options as if they were a part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future, on account of a prior decrease in face amount. This could have adverse tax consequences.

ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the difference between your policy's account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest) and less any amounts restricted following your receipt of a living benefits payment. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy. See "Making withdrawals from your policy" later in this prospectus for more information. Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.

RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the table below.

o You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


                    Risk/benefit summary: Policy features, benefits and risks  4

2. Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES
For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions.

This table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount, transfer policy account value among investment options or the policy terminates without value at the end of a grace period.



-------------------------------------------------------------------------------------------------------------------------
                                                   Transaction Fees
-------------------------------------------------------------------------------------------------------------------------
 Charge                          When charge is deducted             Amount deducted
------------------------------- -----------------------------------------------------------------------------------------
Charge for taxes                Deducted from each premium           Currently ranges from 0.50% to 5%, depending
                                when added to your account           upon certain taxes imposed on us.
                                value
-------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) or       Deducted from your account           The maximum surrender charge in each year is
termination of your policy      value at the time you                set forth in your policy.
during its first 15 years       surrender or upon
                                termination of your policy
                                without value at the end of a
                                grace period.

  Lowest and highest charge                                          The highest maximum charge for any policy per $1,000 of
                                                                     initial face amount is $27.59, and the lowest maximum charge per $1,000 is $2.58.

  Charge for a representative                                        The maximum surrender charge is $7.59 per $1,000 of initial
  insured                                                            base policy face amount for a male, non-tobacco user, age
                                                                     45 at issue.

                                                                     The actual surrender charge at any time is the smaller of
                                                                     (a) or (b), times (c), where:
                                                                     (a) is 66% of one "target premium"(1) (or less for
                                                                     surrenders after the ninth year)(2),
                                                                     (b) is the sum of 24% of the amount of premiums you paid in your policy's first year up to one target premium and 3% of all additional premiums you pay in the first 15 years of
                                                                     your policy, and
                                                                     (c) is the applicable percentage for the year as shown in
                                                                     the table below.

                                                                     ------------------------------------------------
                                                                          Policy Year       Applicable Percentage
                                                                     ------------------------------------------------
                                                                             1                       0%
                                                                             2                      20%
                                                                             3                      40%
                                                                             4                      60%
                                                                             5                      80%
                                                                           6 - 15                  100%
                                                                     -------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Request a decrease in your   Deducted from your account              A pro rata portion of the full surrender charge that would
policy's face amount         value on the effective date of          apply to a surrender at the time of the decrease in the
                             the decrease                            first 15 years.
------------------------------------------------------------------------------------------------------------------------------------
Transfers among              Deducted when you transfer              A maximum charge of $25; currently, we charge $0 for each
investment options           account value among                     of the first 12 transfers per policy year and $25 for
                             investment options                      each additional transfer in the same policy year(3)
------------------------------------------------------------------------------------------------------------------------------------


5 Risk/benefit summary: Charges and expenses you will pay

------------------------------------------------------------------------------------------------------------------------------------
Change of your policy's      Deducted from your account   $100
insured person               value at the time of the
                             transaction
------------------------------------------------------------------------------------------------------------------------------------
Partial withdrawal           Deducted from your account   $25 (or, if less, 2% of the withdrawal amount)
                             value at the time of the
                             transaction
------------------------------------------------------------------------------------------------------------------------------------
Adding a living benefits     Deducted from your account   $100 (if elected after policy issue)
rider                        value at the time of the
                             transaction
------------------------------------------------------------------------------------------------------------------------------------
Exercise of option to        Deducted from your account   Up to $250
receive a "living benefit"   value at the time of the
                             transaction
------------------------------------------------------------------------------------------------------------------------------------



This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.


------------------------------------------------------------------------------------------------------------------------------------
                                        Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
 Charge                   When charge is deducted                 Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charges   Deducted from your account               A dollar amount that depends on your policy's face amount,
                         value each month                         as follows:


-------------------------------------------------------
                                 Monthly Charge
                             --------------------------
                             Months         Months
   Face Amount of Policy      1-12       13 and later
---------------------------- -----       -------------
  $100,000-$499,999......... 55(4)          10
  $500,000 and over......... 25             10
-------------------------------------------------------
Currently we charge $6 in months 13 and later.


------------------------------------------------------------------------------------------------------------------------------------
Cost of insurance
charges(5)(6)(7)

  Lowest and highest charge     Deducted from your account            The lowest maximum monthly charge per $1,000 of the amount
                                value each month                      for which we are at risk(8) under your base policy on the
                                                                      date of the deduction is $0.09 and the highest maximum
                                                                      monthly charge per $1,000 is $83.34.

  Charge for a representative                                         The maximum monthly charge per $1,000 is $0.28 in the first
  insured                                                             policy year for a male insured age 45 in the guaranteed
                                                                      issue non-tobacco user risk class.
-----------------------------------------------------------------------------------------------------------------------------------
Mortality and expense           Deducted from your account            A maximum charge of 0.90% (annual rate) of the value you
risk charge                     value each month                      have in our investment options (not including any amounts
                                                                      we are holding as collateral for policy loans). We
                                                                      currently charge 0.60% (annual rate) of the value you have in our investment options.

                                                                      For certain groups that satisfy our requirements, a maximum charge of 0.80% (annual rate) of the value you have in our investment options (not including any amounts we are holding as collateral for policy loans). We currently charge 0.50%
                                                                      (annual rate) of the value you have in our investment
                                                                      options.(9)
-----------------------------------------------------------------------------------------------------------------------------------
Sales charge(5)(10)                                                   The lowest maximum monthly charge per $1,000 of initial base policy face amount is $0.02 and the highest maximum monthly
  Lowest and highest charge     Deducted from your account            charge per $1,000 is $ 0.78.
                                value each month
  Charge for a representative                                         The maximum monthly charge is $0.07 per $1,000 for a male
  insured                                                             insured age 45 at issue, in the non-tobacco user risk
                                                                      class with face amount of $2.5 million.


                       Risk/benefit summary: Charges and expenses you will pay 6

-----------------------------------------------------------------------------------------------------------------------------------
Death benefit guarantee   Deducted from your account   $.01 for each $1,000 of the face amount of your policy at the time of the
charge(11)                value each month             deduction.
-----------------------------------------------------------------------------------------------------------------------------------



(1) The "target premium" is actuarially determined for each policy, based on that policy's particular characteristics. The "target premium" used in computing surrender charges may differ from target premiums used for other purposes under the policies.

(2) Beginning in your policy's tenth year, this amount declines at a constant rate each month until no surrender charge applies to surrenders made after the policy's 15th year.

(3) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our Dollar Cost Averaging service or Asset Rebalancing service as discussed later in this prospectus.

(4)  $40, if the insured person is age 29 or less at policy issuance.

(5) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.

(6) Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.

(7) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000. In addition, for policies that have been in force for more than nine years, we reduce the current monthly cost of insurance charge (or, for New York policies, the mortality and expense risk charge). The dollar amount by which we reduce each month's charge is a percentage of the total amount you then have in our investment options (not including any value we are holding as collateral for any policy loans).

(8) Our amount "at risk" is the difference between the amount of death benefit and the account value as of the deduction date.

(9) This applies to certain groups that satisfy our requirements which may include requirements regarding the number and policy account values of in-force policies as well as the number and face amount of prospective policies to be issued and the anticipated first year premium for those policies. We will determine the groups to which this reduced charge applies pursuant to our established procedures and will not discriminate unreasonably or unfairly against policy owners.

(10) We deduct a sales charge from the policy's account value as part of the regular monthly deduction for each month during the policy's first ten policy years. The cumulative amount we deduct under this charge will never exceed 6% of the premiums you have paid to date. For certain groups that satisfy our requirements (see footnote (9), we do not deduct any sales charge from the policy's account value as part of the regular monthly deduction.

(11) We deduct this charge only during any death benefit guarantee period under your policy.



You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.



-----------------------------------------------------------------------------------------------------------------------------------
                       Portfolio operating expenses expressed as an annual percentage of daily net assets
-----------------------------------------------------------------------------------------------------------------------------------
                                            Lowest     Highest
Total Annual Portfolio Operating Expenses   0.32%      4.87%
for 2002 (expenses that are deducted from
Portfolio assets including management
fees, 12b-1 fees, service fees and/or
other expenses)(1)
-----------------------------------------------------------------------------------------------------------------------------------



(1) Equitable Life, the manager of the AXA Premier VIP Trust and the EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2004. Under these Agreements, Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits such Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT -- PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. Fidelity Management & Research Company, the manager of Fidelity VIP Value and Fidelity VIP Strategies, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the prospectuses for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions each EQ Advisors Trust Portfolio, each AXA VIP Trust Portfolio and each Fidelity Variable Insurance Product Portfolio pays is used to reduce the Portfolio's expenses. The Fidelity Variable Insurance Product Portfolios also use a portion of their custody fees to reduce each Portfolio's expenses. If the above table reflected these expense limitation arrangements, the portion of the brokerage commissions used to reduce Portfolio expenses and custody fees, if applicable, the lowest and highest figures would be as shown in the table below:



7 Risk/benefit summary: Charges and expenses you will pay

----------------------------------------------------------------------------------------------------------------
                                                                          Lowest     Highest
----------------------------------------------------------------------------------------------------------------
 Total Annual Portfolio Operating Expenses for 2002 (expenses that        0.32%      1.85%
 are deducted from Portfolio assets including management fees, 12b-1 fees, service fees and/or other expenses) after expense cap
----------------------------------------------------------------------------------------------------------------
 Total Annual Portfolio Operating Expenses for 2002 (expenses that        0.32%      1.82%
 are deducted from Portfolio assets including management fees, 12b-1 fees, service fees and/or other expenses) after expense cap and after a portion of the brokerage commissions and custody fees, if applicable, that the Portfolio pays are used to reduce the Portfolio's expenses
----------------------------------------------------------------------------------------------------------------



HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.


CHANGES IN CHARGES

We reserve the right in the future to make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" later in this prospectus), or change our other current charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality experience, the length of time policies will remain in effect, premium payments, expenses and taxes. Any changes in charges may apply to then in-force policies, as well as to new policies.


                       Risk/benefit summary: Charges and expenses you will pay 8

3. Who is Equitable Life?

--------------------------------------------------------------------------------

We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life has any legal responsibility to pay amounts that Equitable Life owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $415.31 billion in assets as of December 31, 2002. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.



HOW TO REACH US


To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.




--------------------------------------------------------------------------------
 BY MAIL:
--------------------------------------------------------------------------------

At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047


--------------------------------------------------------------------------------
 BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------

At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277


--------------------------------------------------------------------------------
 BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------

Customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.


--------------------------------------------------------------------------------
 BY E-MAIL:
--------------------------------------------------------------------------------

life-service@equitable.com



--------------------------------------------------------------------------------
 BY FACSIMILE (FAX):
--------------------------------------------------------------------------------

1-704-540-9714



--------------------------------------------------------------------------------
 BY INTERNET:
--------------------------------------------------------------------------------

Our Web site (www.AXAonline.com) can also provide you information; some of the forms listed below are available for you to print out through our Web site by clicking on "Customer Service Life Insurance" and selecting "Forms" from the right side of the screen. You can also access your policy information through our Web site by enrolling in EQAccess.

                      ----------------------------------
We require that the following types of communications be on specific forms we provide for that purpose:

(1)  request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3)  request for asset rebalancing; and

(4)  designation of new policy owner(s).

We also have specific forms that we recommend you use for the following:

(a)  policy surrenders;

(b)  address changes;

(c)  beneficiary changes;

(d)  transfers between investment options; and

(e)  changes in allocation percentages for premiums and deductions.


You can change your allocation percentages and/or transfer among investment options (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess requests" later in this prospectus.


Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")


9  Who is Equitable Life?

Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


ABOUT OUR SEPARATE ACCOUNT FP


Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of Equitable Life's other assets.


Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

Each subaccount (variable investment option) of Separate Account FP available under IL COLI(SM) invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.


The Trusts sell their shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.



YOUR VOTING PRIVILEGES


Voting of Portfolio shares. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.


Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policyowner. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of IL COLI(SM) and other policies that Separate Account FP supports.


                                                      Who is Equitable Life?  10

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the IL COLI(SM) policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.


Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. Fidelity Management & Research Company serves as the investment manager of the Portfolios of the Fidelity Variable Insurance Products -- Service Class 2. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.





Portfolios of the Trusts

-----------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                 Objective                                              Adviser
-----------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of a high current income and capital       o BlackRock Advisors, Inc.
                              appreciation, consistent with a prudent level of risk      o Pacific Investment Management Company
                                                                                           LLC
-----------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital                          o A I M Capital Management, Inc.
                                                                                         o Dresdner RCM Global Investors LLC
                                                                                         o Wellington Management Company, LLP
-----------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     Seeks long-term growth of capital                          o AXA Rosenberg Investment Management LLC
  CAP VALUE                                                                              o Wellington Management Company, LLP
                                                                                         o TCW Investment Management Company
-----------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name               Objective                                                  Investment Manager
-----------------------------------------------------------------------------------------------------------------------------------
EQ/AGGRESSIVE STOCK           Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
                                                                                         o MFS Investment Management
                                                                                         o Marsico Capital Management, LLC
                                                                                         o Provident Investment Counsel, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK      Seeks to achieve long-term growth of capital.
                                                                                         o Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND        Seeks to provide a high total return.                      o Alliance Capital Management L.P.
 INCOME
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE      Seeks to achieve high current income consistent with       o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES        relative stability of principal.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL     Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH    To achieve long-term growth of capital.                    o Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND      Seeks to achieve high current income consistent with       o Alliance Capital Management L.P.
                              moderate risk to capital.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP         Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
 GROWTH
-----------------------------------------------------------------------------------------------------------------------------------


11 About the Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                    Objective                                              Adviser
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE TECHNOLOGY           Seeks to achieve long-term growth of                 o Alliance Capital Management L.P.
                                 capital. Current income is incidental to the
                                 Portfolio's objective.
------------------------------------------------------------------------------------------------------------------------------------
EQ/BALANCED                      Seeks to achieve a high return through both          o Alliance Capital Management L.P.
                                 appreciation of capital and current income.          o Capital Guardian Trust Company
                                                                                      o Mercury Advisors
                                                                                      o Jennison Associates LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.                          o Alliance Capital Management L.P.,
                                                                                        through its Bernstein Investment Research
                                                                                        and Management Unit
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              To achieve long-term growth of capital.              o Capital Guardian Trust Company
 RESEARCH
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         To achieve long-term growth of capital.              o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       Seeks long-term capital appreciation.                o Morgan Stanley Investment Management Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              Seeks a total return before expenses that            o Alliance Capital Management L.P.
                                 approximates the total return performance of
                                 the S&P 500 Index, including reinvestment of
                                 dividends, at a risk level consistent with
                                 that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA               Seeks long-term capital growth.                      o Evergreen Investment Management Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                    Seeks long-term growth of capital.                   o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        Seeks long-term capital appreciation.                o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/HIGH YIELD                    Seeks to achieve a high total return                 o Alliance Capital Management L.P.
                                 through a combination of current income and          o Pacific Investment Management Company
                                 capital appreciation.                                  LLC (PIMCO)
------------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH        Seeks long-term growth of capital.                   o Janus Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 Seeks long-term growth of capital.                   o Marsico Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           Seeks capital appreciation and secondarily, income.  o Mercury Advisors
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           Seeks to provide long-term capital growth.           o MFS Investment Management
 COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST           Seeks long-term growth of capital with secondary     o MFS Investment Management
                                 objective to seek reasonable current income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  Seeks to obtain a high level of current              o Alliance Capital Management L.P.
                                 income, preserve its assets and maintain
                                 liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH                 Seeks capital growth. Current income is a secondary  o Putnam Investment Management LLC
 & INCOME VALUE                  objective.
------------------------------------------------------------------------------------------------------------------------------------


                                           About the Portfolios of the Trusts 12

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                    Objective                                              Adviser
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM INTERNATIONAL           Seeks capital appreciation                           o Putnam Investment Management, LLC
 EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance
Products-Service Class 2(1)
Portfolio Name                    Objective                                            Investment Manager
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP ASSET MANAGER:    Seeks to maximize total return by allocating its        o Fidelity Management & Research (UK) Inc.
 GROWTH(R)                     assets among stocks, bonds, short-term instruments,     o Fidelity Management & Research (Far East)
                               and other investments.                                    Inc.
                                                                                       o Fidelity Investments Japan Limited
                                                                                       o FMR Co., Inc.
                                                                                       o Fidelity Investments Money Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP CONTRAFUND(R)     Long-term capital appreciation.                         o Fidelity Management & Research (UK) Inc.
                                                                                       o Fidelity Management & Research (Far East)
                                                                                         Inc.
                                                                                       o Fidelity Investments Japan Limited
                                                                                       o FMR Co., Inc.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME     The portfolio seeks reasonable                          o FMR Co., Inc.
                               income. The fund will also consider the potential
                               for capital appreciation. The fund's goal is to
                               achieve a yield which exceeds the composite yield
                               on the securities comprising the Standard &
                               Poor's 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH & INCOME   Seeks high total return                                 o Fidelity Management & Research (UK) Inc.
                               through a combination of current income and             o Fidelity Management & Research (Far East)
                               capital appreciation.                                      Inc.
                                                                                       o Fidelity Investments Japan Limited
                                                                                       o FMR Co., Inc.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME       The portfolio seeks a high level                        o Fidelity Management & Research (UK) Inc.
                               of current income while also considering growth         o Fidelity Management & Research (Far East)
                               of capital.                                                Inc.
                                                                                       o Fidelity Investments Japan Limited
                                                                                       o FMR Co., Inc.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP INVESTMENT        Seeks as high a level of current income as is           o Fidelity Investments Money Management, Inc.
 GRADE BOND                    consistent with the preservation of capital.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP MID CAP           Seeks long-term growth of capital.                      o Fidelity Management & Research (UK) Inc.
                                                                                       o Fidelity Management & Research (Far East)
                                                                                          Inc.
                                                                                       o Fidelity Investments Japan Limited
                                                                                       o FMR Co., Inc.
------------------------------------------------------------------------------------------------------------------------------------


13 About the Portfolios of the Trusts

-----------------------------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance
Products-Service Class2(1)
Portfolio Name                    Objective                                            Adviser
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE                Seeks capital appreciation.                          o Fidelity Management & Research (UK) Inc.
                                                                                       o Fidelity Management & Research (Far East)
                                                                                          Inc.
                                                                                       o Fidelity Investments Japan Limited
                                                                                       o FMR Co., Inc.
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE STRATEGIES     Seeks capital appreciation                           o Fidelity Management & Research (UK) Inc.
                                                                                       o Fidelity Management & Research (Far East)
                                                                                          Inc.
                                                                                       o Fidelity Investments Japan Limited
                                                                                       o FMR Co., Inc.

-----------------------------------------------------------------------------------------------------------------------------------
PIMCO Advisors VIT                Objective                                            Investment Manager
Portfolio Name
-----------------------------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE                   Long-term capital appreciation and income.           o OpCap Advisors LLC
-----------------------------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                    Objective                                            Investment Manager
-----------------------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- CLASS I(1)    The portfolio seeks to provide above average         o Van Kampen(2)
                                  current  income and long-term capital
                                  appreciation by investing primarily in
                                  equity securities of companies in the U.S.
                                  real estate industry, including real estate
                                  investment trusts.
------------------------------------------------------------------------------------------------------------------------------------




(1) 'Service class 2' and `Class I' shares are defined in the current applicable underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.

Other important information about the Portfolios is included in the prospectus for each Trust which accompanies this prospectus.


                                           About the Portfolios of the Trusts 14

5. Determining your policy's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.


Your account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in
(iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. (Your policy and other supplemental material may refer to (ii) and (iii) above as our "Guaranteed Interest Account".) These amounts are subject to certain charges discussed in "Risk/benefit summary: Charges and expenses you will pay," earlier in this prospectus.

--------------------------------------------------------------------------------
Your account value will be credited with the same returns as are achieved by the Portfolios or guaranteed interest option that you select, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. The account value that you have allocated to any variable investment option is invested in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of your units will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts you have specifically requested that we allocate to that option and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare. We guarantee that these rates will not be less than a 4% effective annual rate.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


15  Determining your policy's value

6. Transferring your money among our investment options

--------------------------------------------------------------------------------

TRANSFERS YOU CAN MAKE

--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------

After your policy's Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500.

--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFER OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any year is the greater of (a) 25% of your then current balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.

We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.


DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (see "Disruptive transfer activity" in "More information about other matters.")



HOW TO MAKE TRANSFERS

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.


TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:


o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Web site and enrolling in EQAccess. This service may not always be available. Generally, the above-described restrictions relating to telephone transfers also apply to EQAccess transfers.


OUR DOLLAR COST AVERAGING SERVICE

We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers but each transfer to each option must be at least $50. Note: Transfers made using our dollar cost averaging service do not count toward the twelve free transfers you may otherwise make each year.

This service terminates when the EQ/Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.


OUR ASSET REBALANCING SERVICE


You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).



                        Transferring your money among our investment options  16

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


17  Transferring your money among our investment options

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your Cash Surrender Value.) However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding. See "Your option to receive a living benefit" below. Each new loan you request must be at least $500.

--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income tax. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. (Your policy may sometimes refer to the collateral as the "loaned policy account.") We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o    you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

o we do not count the collateral when we compute any reduction in cost of insurance charges (described under "Monthly cost of insurance charge" later in this prospectus); and

o    the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy, and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 5% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.


Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, 1/4% less than the loan interest rate. Beginning in the policy's 21st year, if the face amount on any policy anniversary is at least $500,000, the rate we charge for loan interest will be equal to the rate we credit. The rate differentials are not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have outstanding loans). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 4% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest). Because IL COLI(SM) was first offered in 1995, no such reduction in the interest rate differential has yet been attained under any in-force policy.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment.

EFFECTS OF POLICY LOANS. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan will also prevent your policy's death benefit guarantee from keeping the policy in force. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. Even if a loan is not taxable when made, it may later become taxable, for example, upon termination, surrender or maturity. See "Tax information" below for a discussion of the tax consequences of policy loans.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.


MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy. The


                                                        Accessing your money  18
request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.

--------------------------------------------------------------------------------
You can withdraw all or part of your policy's net cash surrender value, although you may incur charges and tax consequences by doing so.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes. If death benefit Option B is in effect, a partial withdrawal also reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining the policy's death benefit guarantee. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due, or it could result in the death benefit guarantee not being in effect. Regardless of whether it reduces the face amount, a partial withdrawal you request does not result in any change in, or deduction of, any sales or surrender charges.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.


SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE


You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any amount of your account value that is "restricted" as a result of previously distributed "living benefits," and minus any surrender charges that then remain applicable. The surrender charges are described in "Charges and expenses you will pay" earlier in this prospectus.


Please refer to "Tax information" below for the possible tax consequences of surrendering your policy, and applicable waivers of surrender charges in the event of federal estate tax repeal.


WHEN THE INSURED PERSON REACHES AGE 100 ("MATURITY")

If the insured person is still living on the policy anniversary closest to his or her 100th birthday, we will pay you the policy's account value on that date, reduced by any outstanding loans, by unpaid loan interest, and by any amounts of the account value that are "restricted" as a result of previously distributed "living benefits." The policy will then terminate. See "Tax information" below for the tax consequences of maturity.


YOUR OPTION TO RECEIVE A LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally 75%) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.

If you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy when the insured person dies. (In your policy, we refer to this as a "lien" we establish against your policy.)

When we pay a living benefit we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted" -- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. We will deduct these restricted amounts from any subsequent surrender or maturity proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------

19  Accessing your money

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An IL COLI(SM) policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:


o the death benefit received by the beneficiary under your policy will generally not be subject to federal income tax; and


o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.


TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, FULL SURRENDER, AND MATURITY)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, there are overall limits on the amount of premiums you may pay under your policy in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) may impact the maximum amount of premiums that can be paid as well as the maximum amount of account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includable as income. See "Changes we can make" later in this prospectus.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.

On the maturity date or upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy


                                                             Tax information  20
loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 591/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date and upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFITS PROCEEDS

Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.


EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy, will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.


REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under
Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income


21  Tax information
and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $1.5 million in 2004 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions and certain gifts of $11,000 for 2003 (this amount is indexed annually for inflation) or less per year for each recipient.

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption will be the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter. Beginning in 2011, at any time during which there is no federal estate tax in effect, we will waive any surrender charges that would otherwise apply upon a surrender of your policy or a reduction of the face amount of insurance.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax advisor for specific information, especially where benefits are passing to younger generations.

If this policy is being purchased pursuant to a split-dollar arrangement you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed.


PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as proposed regulations. Together, they provide new proposed and interim guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.


ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.


                                                             Tax information  22

We may have to pay state, local or other taxes (in addition to applicable taxes based on premiums). At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to our Separate Account or allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later and you may incur penalties under the estimated income tax rules. In some cases, where generation-skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.


You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any taxable income or gain the assets generate.


The IRS has provided some guidance on this question of investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, it had not done so as of the date of this prospectus. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


23  Tax information

9. More Information about policy features and benefits

--------------------------------------------------------------------------------

ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

The basic Option A and Option B death benefits are described under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.


We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy's account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:


--------------------------------------------------------------------------------
If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.
--------------------------------------------------------------------------------

Age*   40 or under     45      50      55      60      65
       250%            215%    185%    150%    130%    120%
       70      75-95   100
       115%    105%    100%

--------------------------------------------------------------------------------
* For the then-current policy year.


This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

OTHER ADJUSTMENTS TO DEATH BENEFIT.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of the living benefits payment plus accrued interest. See "Your option to receive a living benefit" earlier in this prospectus.


VARIATIONS AMONG IL COLI(SM) POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.


Equitable Life also may vary or waive the charges (including surrender charges) and other terms of IL COLI(SM) where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with IL COLI(SM). We will make such variations only in accordance with uniform rules that we establish.


Equitable Life or your financial professional can advise you about any variations that may apply to your policy.

YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

PAYMENT OPTIONS FOR DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.

--------------------------------------------------------------------------------
You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.
--------------------------------------------------------------------------------

If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access Account(TM)") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Your financial professional will take reasonable steps to arrange for prompt delivery to the beneficiary.

PAYMENT OPTIONS FOR SURRENDER, WITHDRAWAL AND MATURITY PROCEEDS. You can also choose to receive all or part of any proceeds from a surrender or withdrawal from your policy, or upon policy maturity, under one of the above referenced payment options, rather than as a single sum.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the premiums paid. In some states, we will adjust this amount for any investment performance (whether positive or negative).


                         More Information about policy features and benefits  24

To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states or situations, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.


25  More Information about policy features and benefits

10. More information about certain policy charges

--------------------------------------------------------------------------------

DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.


The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The premium surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender. Similarly, the sales charge is designed primarily to defray sales expenses we incur that are based on premium payments; the administrative charge is designed primarily to defray administrative expenses in connection with issuing and administering the policies, the mortality and expense risk charge is designed primarily to defray expenses that we will incur if certain of our assumptions with respect to the mortality of insureds under the policies (as a group) and expenses we incur in issuing and administering the policies are underestimated relative to the guaranteed maximum charges; and the transfer charge is designed primarily to defray our costs in processing transfer requests from owners.


CHARGE FOR TAXES. This charge is designed to approximate certain taxes imposed upon us, such as premium taxes in your state. This charge may be increased or decreased to reflect any changes in our taxes. In addition, if an insured person changes his or her residence, you should notify us to change our records so that the charge will reflect the new jurisdiction. Any change will take effect on the next policy anniversary, if received at least 60 days prior to the policy anniversary. You cannot deduct our charge to you as state or local taxes on your federal income tax return.


SALES CHARGE. We deduct a sales charge from the policy's account value as part of the regular monthly deduction for each month during the policy's first ten policy years. The amount deducted each month will depend on the specifics of your policy. The cumulative amount we deduct under this charge, however, will never exceed 6% of the premiums you have paid to date.

MONTHLY COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the specifics or your policy and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.


Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age. However, for policies that have been in force for more than nine years, we reduce the current monthly insurance charge (or, for New York policies, the mortality and expense risk charge). The dollar amount by which we reduce each month's charge is a percentage of the total amount you then have in our investment options (not including any value we are holding as collateral for any policy loans). The percentage reduction in the current charges that begins in the policy's tenth year will grade up to an annual rate of .60% in the 25th policy year and all subsequent years. This charge reduction applies on a current basis and is not guaranteed. Because IL COLI(SM) was first offered in 1995, no such reduction has yet been attained under any in-force policy.


Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current rates are lower than those maximums. Therefore, we have the ability to raise these rates (including by reducing or eliminating the current monthly charge reduction that otherwise would begin in the tenth year) up to the guaranteed maximum at any time.


The guaranteed maximum cost of insurance rates for gender neutral IL COLI(SM) policies are based on the 1980 Commissioner's Standard Ordinary SB Smoker and NB Non-Smoker Mortality Table. For all other policies, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

You may ask us to review the tobacco habits of any insured person in order to change the charge from tobacco user rates to non-tobacco


                               More information about certain policy charges  26
user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application and may include criteria other than tobacco use status, as well as a definition of tobacco user different from that applicable at the time this policy was issued.

The change to non-tobacco user rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in face amount may cause your cost of insurance rates to go up.

DEATH BENEFIT GUARANTEE CHARGE. We deduct this charge even if you do not currently pay enough premiums to satisfy the death benefit guarantee test. See "Death benefit guarantee test" earlier in this prospectus. We will not deduct this charge in states where the death benefit guarantee is not available.


DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each month of the policy.

SURRENDER CHARGES. If you surrender your policy during its first 15 years, we deduct from your account value a "premium surrender charge." In this prospectus, we use the term "surrender charges" to refer to this type of charge.



27  More information about certain policy charges

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11. More information about procedures that apply to your policy

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This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.


PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:


o premium payments received after the policy's investment start date (discussed below)

o    loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:


o    withdrawals

o    tax withholding elections

o    face amount decreases that result from a withdrawal

o changes of allocation percentages for premium payments or monthly deductions

o    surrenders

o    changes of beneficiary

o transfers from a variable investment option to the guaranteed interest option

o    changes in form of death benefit payment

o    loans

o    transfers among variable investment options

o    assignments

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o    decreases in face amount

o    changes of insured person

o    changes in death benefit option

o    restoration of lapsed policies

DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE


REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.



o If you submit the full initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.


o If we do not receive your full initial premium at our Administrative Office before the issue date or, if we issue the policy on a different basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").



                 More information about procedures that apply to your policy  28

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We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you in our EQ/Money Market option (prior to the Allocation Date). Generally, this is the register date, or, if later, the date we receive your full initial premium at our Administrative Office.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the full initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.


NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.


AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.


WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Life and endorsed over to Equitable Life only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.


ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued proposed regulations concerning split-dollar arrangements, including policies subject to collateral assignments. The proposed regulations provide both new proposed and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.


YOU CAN CHANGE YOUR POLICY'S INSURED PERSON


After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.


Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics and may result in a loss of the death benefit guarantee. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.


REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.


29  More information about procedures that apply to your policy

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Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of IL COLI(SM) in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for IL COLI(SM) policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender-specific IL COLI(SM) policy.



FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.




                 More information about procedures that apply to your policy  30

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12. More information about other matters

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ABOUT OUR GENERAL ACCOUNT
Our general account assets support all of our obligations, (including those under the IL COLI(SM) policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the dollar cost averaging service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.


Disruptive transfer activity. You should note that the IL COLI(SM) contract is not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio. These kinds of strategies and transfer activities are disruptive to the underlying Portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options are disruptive to the underlying Portfolios, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent acting under a power of attorney who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity in all annuity contracts and life insurance policies that we believe are under common ownership, control or direction.


We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to prevent disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to Portfolio assets, in each underlying Portfolio, and we take appropriate action, which may include the actions described above to restrict availability of voice, fax and automated transaction services, when we consider the activity of owners to be disruptive. We currently provide a letter to owners who have engaged in such activity of our intention to restrict such services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider disruptive transfer activity, as well as change our procedures to restrict this activity.



TELEPHONE AND EQACCESS REQUESTS


If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured, or through EQAccess if you are the individual owner:

o changes of premium allocation percentages

o changes of address

Currently, you may request a policy loan by calling the toll-free number.

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site (www.AXAonline.com). For security purposes, you may not initiate any transactions relating to your policy for five (5) days after you have elected to use EQAccess. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any EQAccess transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.


31  More information about other matters

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If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or facsimile transaction request that we receive after the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transactions request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.


SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).


WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items. We pay maturity proceeds within seven days after the maturity date.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to IL COLI(SM) from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisors or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. We also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with all applicable legal requirements, including notice to or approval by policy owners where required in particular cases.


                                        More information about other matters  32

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It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, including changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU


Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.



33  More information about other matters

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13. Financial statements of Separate Account FP and Equitable Life

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The financial statements of Separate Account FP as of December 31, 2002 and for
each of the three years in the period ended December 31, 2002 and the financial statements of Equitable Life as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 are in a Statement of Additional Information ("SAI") pertaining to the policies and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-888-855-5100.



              Financial statements of Separate Account FP and Equitable Life  34

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14. Personalized illustrations

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ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2002 (or expected to be incurred in 2003, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2002). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

You can request an arithmetic illustration as well any of the other illustrations described above. Appendix III to the prospectus contains an arithmetic hypothetical illustration.


35  Personalized illustrations

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Appendix I: Information on market performance

--------------------------------------------------------------------------------

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting our variable investment options and the Portfolios. We may also compare the performance or ranking of those options and the Portfolios with:

o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

o other appropriate indices of investment securities, the Consumer Price Index and averages for peer universes of mutual funds; or

o    data developed by us derived from such indices or averages;

o other appropriate types of securities (e.g., common stocks, long-term government bonds, long-term corporate bonds, intermediate term government bonds, and U.S. treasury bills).

We also may furnish to present or prospective policyowners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:

--------------------------------------------------------------------------------
Barron's                                      Investment Management Weekly
Morningstar's Variable Annuities/Life         Money Management Letter
Business Week                                 Investment Dealers Digest
Forbes                                        National Underwriter
Fortune                                       Pension & Investments
Institutional Investor                        USA Today
Money                                         Investor's Business Daily
Kiplinger's Personal Finance                  The New York Times
Financial Planning                            The Wall Street Journal
Investment Advisor                            The Los Angeles Times
                                              The Chicago
                                              Tribune
--------------------------------------------------------------------------------

Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of Portfolios with similar investment objectives in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey). Morningstar, Inc. compiles similar data in the Morningstar Variable Annuity/Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

o The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts; and

o The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

The Morningstar Report consists of nearly 700 variable life and annuity portfolios, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.


LONG-TERM MARKET TRENDS

Historically, the investment performance of common stocks over the long term has generally been superior to that of long- or short-term debt securities. However, common stocks have also experienced dramatic changes in value over short periods of time. One of our variable investment options that invests primarily in common stocks may, therefore, be a desirable selection for owners who are willing to accept such risks. If, on the other hand, you wish to limit your short-term risk, you may find it preferable to allocate a smaller percentage of net premiums to those options that invest primarily in common stock. All investments in securities, whether equity or debt, involve varying degrees of risk. They also offer varying degrees of potential reward.


                              Appendix I: Information on market performance  I-1

                      (This page intentionally left blank)

Appendix II: An index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.



                                                  Page

   account value                                    15
   Administrative Office                             9
   age                                              29
   Allocation Date                                   2
   alternative death benefit                        24
   amount at risk                                   26
   anniversary                                      28
   assign; assignment                               29
   automatic transfer service                       16
   AXA Financial, Inc.                               9
   AXA Premier VIP Trust                         cover
   basis                                            20
   beneficiary                                      24
   business day                                     28
   Cash Surrender Value                             33
   Code                                             20
   collateral                                       18
   cost of insurance charge                         26
   cost of insurance rates                          26
   day                                              28
   death benefit guarantee                           2
   default                                           1
   disruptive transfer activity                     31
   dollar cost averaging service                    16
   EQAccess                                          9
   EQ Advisors Trust                             cover
   Equitable Life                                    9
   Equitable Access Account                         24
   face amount                                       3
   Fidelity Variable Insurance Products          cover
   grace period                                      1
   guaranteed interest option                        3
   Guaranteed Interest Account                       3
   IL COLI(SM)                                   cover
   insured person                                   29
   Investment Funds                                  2
   investment option                             cover
   issue date                                       28
   lapse                                             1
   loan, loan interest                              18
   market timing                                    31
   matures, maturity, maturity date                 19
   modified endowment contract                      20
   month, year                                      28
   monthly deduction                                 8
   monthly insurance charge                         26
   net cash surrender value                         19
   no-lapse guarantee                                2
   option A, B                                       3
   our                                               i
   owner                                             i
   partial withdrawal                               19
   payment option                                   24
   PIMCO Advisor VIT                             cover
   planned periodic premium                          1
   policy                                        cover
   Portfolio                                     cover


                                                  Page

   premium payments                                  1
   premium surrender charge                         27
   prospectus                                    cover
   rebalancing                                      16
   receive                                          28
   restore, restoration                              1
   SEC                                           cover
   Separate Account FP                              10
   specified premium                                 2
   state                                             i
   subaccount                                       10
   surrender                                        19
   surrender charges                                 5
   target premium                                    7
   telephone transfers                              16
   The Universal Institutional Funds, Inc.       cover
   transfers                                        16
   Trust                                         cover
   units                                            15
   unit values                                      15
   us                                                i
   variable investment option                    cover
   we                                                i
   withdrawal                                       18
   you, your                                         i


                             Appendix II: An index of key words and phrases II-1

                      (This page intentionally left blank)

Appendix III: Hypothetical illustrations

--------------------------------------------------------------------------------

   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                            AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A and death benefit option B. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (1.21)%, 4.72% and 10.65%. These net annual rates of return do not reflect the mortality and expense risk charge or the other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 45-year-old guaranteed issue risk male non-tobacco user when the policy is issued.


Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by Equitable Life will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no decreases in coverage are requested and (iv) no change in the death benefit option is requested.


With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.67%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.54%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations," earlier in this prospectus.


                                  Appendix III: Hypothetical illustrations III-1

FLEXIBLE PREMIUM VARIABLE LIFE
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $35,600*
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1     $    37,380    $2,500,000    $2,500,000    $ 2,500,000
     2     $    76,629    $2,500,000    $2,500,000    $ 2,500,000
     3     $   117,840    $2,500,000    $2,500,000    $ 2,500,000
     4     $   161,112    $2,500,000    $2,500,000    $ 2,500,000
     5     $   206,548    $2,500,000    $2,500,000    $ 2,500,000
     6     $   254,256    $2,500,000    $2,500,000    $ 2,500,000
     7     $   304,348    $2,500,000    $2,500,000    $ 2,500,000
     8     $   356,946    $2,500,000    $2,500,000    $ 2,500,000
     9     $   412,173    $2,500,000    $2,500,000    $ 2,500,000
    10     $   470,162    $2,500,000    $2,500,000    $ 2,500,000
    15     $   806,607    $2,500,000    $2,500,000    $ 2,500,000
    20     $ 1,236,005    $2,500,000    $2,500,000    $ 2,500,000
    25     $ 1,784,039    $2,500,000    $2,500,000    $ 2,996,145
    30     $ 2,483,484    $2,500,000    $2,500,000    $ 4,777,841
    35     $ 3,376,173    $2,500,000    $2,500,000    $ 7,945,240
    40     $ 4,515,496    $2,500,000    $2,500,000    $13,205,102
    45     $ 5,969,592    $2,500,000    $2,500,000    $21,601,355
    50     $ 7,825,428    $2,500,000    $2,500,000    $34,793,247
    55     $10,193,998    $2,500,000    $2,500,000    $54,007,686



                     Account Value                     Net Cash Surrender Value
         -------------------------------------- --------------------------------------
              Assuming Hypothetical Gross            Assuming Hypothetical Gross
              Annual Investment Return of:           Annual Investment Return of:
 End of  -------------------------------------- --------------------------------------
 Policy
  Year    0% Gross     6% Gross     12% Gross    0% Gross     6% Gross     12% Gross
-------- ---------- ------------- ------------- ---------- ------------- -------------
     1    $ 29,107   $   30,998    $    32,892   $ 29,107   $   30,998    $    32,892
     2    $ 53,811   $   59,270    $    64,961   $ 51,949   $   57,409    $    63,100
     3    $ 75,332   $   85,895    $    97,366   $ 71,182   $   81,744    $    93,215
     4    $ 95,811   $  112,960    $   132,370   $ 88,945   $  106,094    $   125,504
     5    $115,181   $  140,408    $   170,171   $105,172   $  130,399    $   160,162
     6    $133,400   $  168,204    $   211,016   $119,821   $  154,625    $   197,437
     7    $150,358   $  196,244    $   255,118   $135,711   $  181,596    $   240,470
     8    $165,924   $  224,401    $   302,697   $150,209   $  208,686    $   286,981
     9    $180,131   $  252,712    $   354,175   $163,348   $  235,928    $   337,391
    10    $193,586   $  281,828    $   410,691   $177,773   $  266,016    $   394,879
    15    $261,602   $  454,621    $   806,316   $261,602   $  454,621    $   806,316
    20    $307,035   $  656,977    $ 1,459,517   $307,035   $  656,977    $ 1,459,517
    25    $303,989   $  884,624    $ 2,582,883   $303,989   $  884,624    $ 2,582,883
    30    $197,274   $1,118,265    $ 4,465,272   $197,274   $1,118,265    $ 4,465,272
    35    $      0   $1,326,679    $ 7,566,896   $      0   $1,326,679    $ 7,566,896
    40    $      0   $1,468,796    $12,576,288   $      0   $1,468,796    $12,576,288
    45    $      0   $1,494,293    $20,572,719   $      0   $1,494,293    $20,572,719
    50    $      0   $1,192,006    $33,136,426   $      0   $1,192,006    $33,136,426
    55    $      0   $        0    $53,472,956   $      0   $        0    $53,472,956


----------

 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-2 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION A DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $35,600*
USING MAXIMUM CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1     $    37,380    $2,500,000    $2,500,000    $ 2,500,000
     2     $    76,629    $2,500,000    $2,500,000    $ 2,500,000
     3     $   117,840    $2,500,000    $2,500,000    $ 2,500,000
     4     $   161,112    $2,500,000    $2,500,000    $ 2,500,000
     5     $   206,548    $2,500,000    $2,500,000    $ 2,500,000
     6     $   254,256    $2,500,000    $2,500,000    $ 2,500,000
     7     $   304,348    $2,500,000    $2,500,000    $ 2,500,000
     8     $   356,946    $2,500,000    $2,500,000    $ 2,500,000
     9     $   412,173    $2,500,000    $2,500,000    $ 2,500,000
    10     $   470,162    $2,500,000    $2,500,000    $ 2,500,000
    15     $   806,607    $2,500,000    $2,500,000    $ 2,500,000
    20     $ 1,236,005    $2,500,000    $2,500,000    $ 2,500,000
    25     $ 1,784,039    $2,500,000    $2,500,000    $ 2,500,000
    30     $ 2,483,484    $2,500,000    $2,500,000    $ 3,556,921
    35     $ 3,376,173    $2,500,000    $2,500,000    $ 5,670,100
    40     $ 4,515,496    $2,500,000    $2,500,000    $ 8,960,131
    45     $ 5,969,592    $2,500,000    $2,500,000    $13,769,166
    50     $ 7,825,428    $2,500,000    $2,500,000    $20,525,683
    55     $10,193,998    $2,500,000    $2,500,000    $28,891,466



                    Account Value                 Net Cash Surrender Value
         ----------------------------------- -----------------------------------
             Assuming Hypothetical Gross         Assuming Hypothetical Gross
            Annual Investment Return of:        Annual Investment Return of:
 End of  ----------------------------------- -----------------------------------
 Policy
  Year    0% Gross   6% Gross    12% Gross    0% Gross   6% Gross    12% Gross
-------- ---------- ---------- ------------- ---------- ---------- -------------
     1    $ 23,343   $ 25,049   $    26,760   $ 23,343   $ 25,049   $    26,760
     2    $ 45,798   $ 50,641   $    55,698   $ 43,937   $ 48,780   $    53,836
     3    $ 67,167   $ 76,581   $    86,808   $ 63,016   $ 72,431   $    82,658
     4    $ 87,430   $102,848   $   120,279   $ 80,564   $ 95,982   $   113,412
     5    $106,527   $129,376   $   156,271   $ 96,518   $119,367   $   146,262
     6    $124,418   $156,124   $   194,995   $110,838   $142,545   $   181,415
     7    $140,996   $182,980   $   236,616   $126,349   $168,333   $   221,969
     8    $156,136   $209,809   $   281,307   $140,420   $194,094   $   265,591
     9    $169,736   $236,500   $   329,293   $152,952   $219,716   $   312,509
    10    $181,605   $262,847   $   380,748   $165,792   $247,035   $   364,936
    15    $221,218   $396,692   $   715,931   $221,218   $396,692   $   715,931
    20    $190,815   $496,273   $ 1,213,251   $190,815   $496,273   $ 1,213,251
    25    $ 37,107   $506,830   $ 2,002,461   $ 37,107   $506,830   $ 2,002,461
    30    $      0   $308,376   $ 3,324,225   $      0   $308,376   $ 3,324,225
    35    $      0   $      0   $ 5,400,095   $      0   $      0   $ 5,400,095
    40    $      0   $      0   $ 8,533,458   $      0   $      0   $ 8,533,458
    45    $      0   $      0   $13,113,491   $      0   $      0   $13,113,491
    50    $      0   $      0   $19,548,269   $      0   $      0   $19,548,269
    55    $      0   $      0   $28,605,411   $      0   $      0   $28,605,411


----------

 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-3

FLEXIBLE PREMIUM VARIABLE LIFE
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $35,600*
USING CURRENT CHARGES





                                         Death Benefit
                         ---------------------------------------------
             Premiums             Assuming Hypothetical Gross
 End of    Accumulated           Annual Investment Return of:
 Policy   At 5% Interest ---------------------------------------------
  Year       Per Year        0% Gross        6% Gross      12% Gross
-------- --------------- --------------- --------------- -------------
     1     $    37,380     $ 2,529,076     $ 2,530,965    $ 2,532,857
     2     $    76,629     $ 2,553,621     $ 2,559,062    $ 2,564,733
     3     $   117,840     $ 2,574,829     $ 2,585,320    $ 2,596,712
     4     $   161,112     $ 2,594,889     $ 2,611,861    $ 2,631,068
     5     $   206,548     $ 2,613,721     $ 2,638,594    $ 2,667,934
     6     $   254,256     $ 2,631,274     $ 2,665,451    $ 2,707,480
     7     $   304,348     $ 2,647,422     $ 2,692,284    $ 2,749,818
     8     $   356,946     $ 2,662,017     $ 2,718,912    $ 2,795,042
     9     $   412,173     $ 2,675,087     $ 2,745,327    $ 2,843,438
    10     $   470,162     $ 2,687,273     $ 2,772,193    $ 2,896,073
    15     $   806,607     $ 2,746,987     $ 2,927,066    $ 3,254,293
    20     $ 1,236,005     $ 2,779,809     $ 3,093,412    $ 3,809,041
    25     $ 1,784,039     $ 2,755,961     $ 3,242,982    $ 4,664,271
    30     $ 2,483,484     $ 2,620,294     $ 3,304,861    $ 5,948,062
    35     $ 3,376,173     $ 2,500,000     $ 3,152,481    $ 7,813,453
    40     $ 4,515,496               **    $ 2,589,465    $10,480,835
    45     $ 5,969,592               **              **   $14,357,038
    50     $ 7,825,428               **              **   $20,063,334
    55     $10,193,998               **              **   $27,731,823



                       Account Value                       Net Cash Surrender Value
         ----------------------------------------- -----------------------------------------
                Assuming Hypothetical Gross               Assuming Hypothetical Gross
               Annual Investment Return of:              Annual Investment Return of:
 End of  ----------------------------------------- -----------------------------------------
 Policy
  Year      0% Gross      6% Gross     12% Gross      0% Gross      6% Gross     12% Gross
-------- ------------- ------------- ------------- ------------- ------------- -------------
     1     $  29,076     $  30,965    $    32,857    $  29,076     $  30,965    $    32,857
     2     $  53,621     $  59,062    $    64,733    $  51,760     $  57,200    $    62,871
     3     $  74,829     $  85,320    $    96,712    $  70,679     $  81,169    $    92,562
     4     $  94,889     $ 111,861    $   131,068    $  88,022     $ 104,994    $   124,202
     5     $ 113,721     $ 138,594    $   167,934    $ 103,712     $ 128,585    $   157,924
     6     $ 131,274     $ 165,451    $   207,480    $ 117,694     $ 151,872    $   193,901
     7     $ 147,422     $ 192,284    $   249,818    $ 132,774     $ 177,636    $   235,171
     8     $ 162,017     $ 218,912    $   295,042    $ 146,301     $ 203,197    $   279,326
     9     $ 175,087     $ 245,327    $   343,438    $ 158,303     $ 228,544    $   326,655
    10     $ 187,273     $ 272,193    $   396,073    $ 171,461     $ 256,380    $   380,261
    15     $ 246,987     $ 427,066    $   754,293    $ 246,987     $ 427,066    $   754,293
    20     $ 279,809     $ 593,412    $ 1,309,041    $ 279,809     $ 593,412    $ 1,309,041
    25     $ 255,961     $ 742,982    $ 2,164,271    $ 255,961     $ 742,982    $ 2,164,271
    30     $ 120,294     $ 804,861    $ 3,448,062    $ 120,294     $ 804,861    $ 3,448,062
    35     $       0     $ 652,481    $ 5,313,453    $       0     $ 652,481    $ 5,313,453
    40             **    $  89,465    $ 7,980,835            **    $  89,465    $ 7,980,835
    45             **            **   $11,857,038            **            **   $11,857,038
    50             **            **   $17,563,334            **            **   $17,563,334
    55             **            **   $25,231,823            **            **   $25,231,823


----------
 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


III-4 Appendix III: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE, NON-TOBACCO USER UNDERWRITING RISK CLASS


OPTION B DEATH BENEFIT
PLANNED ANNUAL PREMIUM: $35,600*
USING MAXIMUM CHARGES





                                          Death Benefit
                         -----------------------------------------------
             Premiums              Assuming Hypothetical Gross
 End of    Accumulated            Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------------
  Year       Per Year        0% Gross        6% Gross       12% Gross
-------- --------------- --------------- --------------- ---------------
     1     $    37,380     $ 2,523,247     $ 2,524,946     $ 2,526,652
     2     $    76,629     $ 2,545,519     $ 2,550,332     $ 2,555,357
     3     $   117,840     $ 2,566,608     $ 2,575,938     $ 2,586,073
     4     $   161,112     $ 2,586,489     $ 2,601,721     $ 2,618,939
     5     $   206,548     $ 2,605,090     $ 2,627,588     $ 2,654,060
     6     $   254,256     $ 2,622,362     $ 2,653,463     $ 2,691,574
     7     $   304,348     $ 2,638,186     $ 2,679,194     $ 2,731,554
     8     $   356,946     $ 2,652,418     $ 2,704,598     $ 2,774,054
     9     $   412,173     $ 2,664,943     $ 2,729,509     $ 2,819,160
    10     $   470,162     $ 2,675,550     $ 2,753,653     $ 2,866,861
    15     $   806,607     $ 2,705,433     $ 2,867,139     $ 3,160,550
    20     $ 1,236,005     $ 2,659,319     $ 2,920,155     $ 3,530,535
    25     $ 1,784,039     $ 2,500,000     $ 2,838,698     $ 3,950,588
    30     $ 2,483,484     $ 2,500,000     $ 2,500,000     $ 4,338,598
    35     $ 3,376,173     $ 2,500,000     $ 2,500,000     $ 4,478,555
    40     $ 4,515,496               **              **    $ 3,986,241
    45               **              **              **              **
    50               **              **              **              **
    55               **              **              **              **



                        Account Value                         Net Cash Surrender Value
         ------------------------------------------- -------------------------------------------
                 Assuming Hypothetical Gross                 Assuming Hypothetical Gross
                Annual Investment Return of:                Annual Investment Return of:
 End of  ------------------------------------------- -------------------------------------------
 Policy
  Year      0% Gross      6% Gross      12% Gross       0% Gross      6% Gross      12% Gross
-------- ------------- ------------- --------------- ------------- ------------- ---------------
     1     $  23,247     $  24,946     $    26,652     $  23,247     $  24,946     $    26,652
     2     $  45,519     $  50,332     $    55,357     $  43,657     $  48,470     $    53,496
     3     $  66,608     $  75,938     $    86,073     $  62,458     $  71,787     $    81,922
     4     $  86,489     $ 101,721     $   118,939     $  79,623     $  94,855     $   112,073
     5     $ 105,090     $ 127,588     $   154,060     $  95,081     $ 117,578     $   144,051
     6     $ 122,362     $ 153,463     $   191,574     $ 108,783     $ 139,883     $   177,994
     7     $ 138,186     $ 179,194     $   231,554     $ 123,538     $ 164,547     $   216,906
     8     $ 152,418     $ 204,598     $   274,054     $ 136,702     $ 188,883     $   258,338
     9     $ 164,943     $ 229,509     $   319,160     $ 148,159     $ 212,726     $   302,376
    10     $ 175,550     $ 253,653     $   366,861     $ 159,738     $ 237,841     $   351,048
    15     $ 205,433     $ 367,139     $   660,550     $ 205,433     $ 367,139     $   660,550
    20     $ 159,319     $ 420,155     $ 1,030,535     $ 159,319     $ 420,155     $ 1,030,535
    25     $       0     $ 338,698     $ 1,450,588     $       0     $ 338,698     $ 1,450,588
    30     $       0     $       0     $ 1,838,598     $       0     $       0     $ 1,838,598
    35     $       0     $       0     $ 1,978,555     $       0     $       0     $ 1,978,555
    40             **            **    $ 1,486,241             **            **    $ 1,486,241
    45             **            **              **            **            **              **
    50             **            **              **            **            **              **
    55             **            **              **            **            **              **


----------
 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.


** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                  Appendix III: Hypothetical illustrations III-5

                      (This page intentionally left blank)

Requesting more information

--------------------------------------------------------------------------------

The SAI, dated May 1, 2003, is incorporated into this Prospectus by reference and is available upon request free of charge by calling our toll free number at 888-855-5100. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reading Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 450 5th Street, N.W., Washington, D.C. 20549-0102. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-942-8090.

SAI TABLE OF CONTENTS


                                                                            Page

Ways we pay policy proceeds.................................................2
How we market the policies..................................................2
Legal proceedings...........................................................2
Insurance regulation that applies to Equitable Life.........................2
Custodian and independent accountants.......................................2
Financial statements........................................................3










                                                                      811-04335

IL COLI(SM)
A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.

STATEMENT OF ADDITIONAL INFORMATION DATED
MAY 1, 2003

--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related IL COLI(SM) prospectus, dated May 1, 2003. That prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a subaccount of Equitable Life's Separate Account FP. The guaranteed interest options are part of Equitable Life's general account. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Administrative office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-888-855-5100, or by contacting your financial professional.

TABLE OF CONTENTS

Ways we pay policy proceeds...............................................2
How we market the policies................................................2
Legal proceedings.........................................................2
Insurance regulation that applies to Equitable Life.......................2
Custodian and independent accountants.....................................2
Financial statements......................................................3



Copyright 2003 The Equitable Life Assurance Society of the United States, New
                             York, New York 10104.
All rights reserved. IL COLI(SM) is a service mark of The Equitable Life
                    Assurance Society of the United States.

                                                            x00465 - AGT & WHLSL

WAYS WE PAY POLICY PROCEEDS

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.


HOW WE MARKET THE POLICIES


We offer variable life insurance policies (including IL COLI(SM)) and variable annuity contracts through AXA Advisors, LLC ("AXA Advisors"), the successor to EQ Financial Consultants, Inc. and an affiliate of Equitable Life. AXA Advisors and Equitable Life are under the common control (or are subsidiaries) of AXA Financial, Inc. The Investment Company Act of 1940, therefore, classifies AXA Advisors as the "principal underwriter" of those policies and contracts. As such, AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and Equitable Life. The Agreement provides that AXA Advisors will make a best-efforts offering of the policies on a continuous basis. AXA Advisors' address is 1290 Avenue of the Americas, New York, NY 10104. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). For each of the years 2002, 2001 and 2000, AXA Advisors was paid an administrative services fee of $325,380. Equitable Life paid AXA Advisors as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Equitable Life separate accounts, including Separate Account FP, $536,113,253 in 2002, $543,488,990 in 2001 and
$666,577,890 in 2000. Of these, AXA Advisors retained $283,213,274,
$277,057,837 and $385,314,054, respectively.

We also offer variable life insurance policies and variable annuity contracts through AXA Distributors, LLC ("AXA Distributors"). The Investment Company Act of 1940, therefore, classifies AXA Distributors as a "principal underwriter" of those policies and contracts. AXA Distributors also serves as a principal underwriter of EQ Advisors Trust, AXA Premier VIP Trust and Separate Account FP. AXA Distributors is an indirect wholly-owned subsidiary of Equitable Life, with its address at 1290 Avenue of the Americas, New York, NY 10104. AXA Distributors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AXA Distributors is a successor by merger to all the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"), including the role of principal underwriter of Separate Account FP. Like AXA Distributors, EDI was owned by Equitable Holdings, LLC. Equitable Life paid AXA Distributors (or EDI, as applicable) as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Equitable Life separate accounts, including Separate Account FP, $149,380,289 in 2002, $219,355,297 in 2001 and
$199,478,753 in 2000. Of these, AXA Distributors (or EDI, as applicable) retained $59,543,803, $91,443,554 and $52,501,772, respectively.

We sell IL COLI(SM) through financial professionals who are licensed insurance agents and are also registered representatives of AXA Advisors. The financial professional who sells you this policy receives sales commissions from Equitable Life. We also sell these variable life products through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and are members of the NASD). Such agencies and their affiliated broker-dealers have entered into selling agreements with AXA Distributors. The licensed insurance agents who sell our policies are appointed as agents of Equitable Life, and are registered representatives of the agencies' affiliated broker-dealer. Sales commissions will be paid by Equitable Life to the agency which sells you this policy. The commissions don't cost you anything above the charges and expenses already discussed in the prospectus. Generally, the agents will receive maximum commissions of: 50% of the premiums you pay in your policy's first year up to a certain amount; plus 6% of the premiums you pay in the second through the tenth years up to a certain amount; plus 3% of all other premiums you pay in any year. We may substitute a form of asset based compensation for premium based compensation after the first policy year.


We also sell the policies through financial professionals who are licensed independent insurance brokers and are also registered representatives either of AXA Advisors or of another SEC registered broker-dealer. The commissions for independent brokers will be no more than those for agents.

The commissions will be paid through the registered broker-dealer.

LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the distribution of the policies.

INSURANCE REGULATION THAT APPLIES TO EQUITABLE LIFE

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

CUSTODIAN AND INDEPENDENT ACCOUNTANTS

Equitable Life is the custodian for shares of the Trusts owned by Separate Account FP.

The financial statements of Separate Account FP as of December 31, 2002 and for the periods ended December 31, 2002 and 2001, and the consolidated financial statements of Equitable Life as of December 31, 2002 and 2001, and for each of the three years ended December 31, 2002 incorporated in this SAI have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


FINANCIAL STATEMENTS

The consolidated financial statements of Equitable Life included herein should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the policies.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP


INDEX TO FINANCIAL STATEMENTS


Report of Independent Accountants .......................................... A-2
Financial Statements:
    Statements of Assets and Liabilities, December 31, 2001 ................ A-3
    Statements of Operations for the Years Ended December 31, 2001, 2000
    and 1999 ............................................................... A-4
    Statements of Changes in Net Assets for the Years Ended December 31, 2001,
     2000 and 1999 ......................................................... A-5
    Notes to Financial Statements .......................................... A-6


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Accountants ...........................................F-1
Consolidated Financial Statements:
    Consolidated Balance Sheets, December 31, 2001 and 2000 .................F-2
    Consolidated Statements of Earnings, Years Ended December 31, 2001, 2000
    and 1999 ................................................................F-3
    Consolidated Statements of Shareholder's Equity and Comprehensive Income,
    Years Ended December 31, 2001, 2000 and 1999 ............................F-4
    Consolidated Statements of Cash Flows, Years Ended December 31, 2001, 2000
    and 1999 ................................................................F-5
    Notes to Consolidated Financial Statements ..............................

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Contractowners of Separate Account FP of The Equitable Life Assurance Society of the United States



In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the separate Variable Investment Options, as listed in Note 1 to such financial statements, of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP at December 31, 2002, the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments in The Trusts at December 31, 2002 by correspondence with the transfer agent of The Trusts, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 4, 2003

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2002


                                                       AXA Premier     AXA Premier       AXA Premier
                                                        VIP Core        VIP Health    VIP International
                                                          Bond             Care             Equity
                                                    ---------------- --------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value    $ 22,819,372     $ 2,704,870        $ 84,793
Receivable for The Trusts shares sold .............             --              --              --
Receivable for policy-related transactions ........         28,868          17,240           7,106
                                                      ------------     -----------        --------
  Total assets ....................................     22,848,240       2,722,110          91,899
                                                      ------------     -----------        --------
Liabilities:
Payable for The Trusts shares purchased ...........         29,465          17,240           7,106
Payable for policy-related transactions ...........             --              --              --
                                                      ------------     -----------        --------
  Total liabilities ...............................         29,465          17,240           7,106
                                                      ------------     -----------        --------
Net Assets ........................................   $ 22,818,775     $ 2,704,870        $ 84,793
                                                      ============     ===========        ========
Net Assets:
Accumulation Units ................................   $ 22,799,383     $ 2,698,550        $ 84,660
Accumulation nonunitized ..........................             --              --              --
Retained by Equitable Life in Separate Account FP .         19,392           6,320             133
                                                      ------------     -----------        --------
Total net assets ..................................   $ 22,818,775     $ 2,704,870        $ 84,793
                                                      ============     ===========        ========
Investments in shares of The Trusts, at cost ......   $ 22,701,054     $ 2,731,984        $ 86,699
The Trusts shares held
 Class A ..........................................          7,634           3,951           1,595
 Class B ..........................................      2,193,616         333,908           9,116
Units outstanding (000's):
 Class A 0.00% ....................................              1              --              --
 Class A 0.60% ....................................             --              --              --
 Class A 0.80% ....................................             --              --              --
 Class A 0.90% ....................................             --              --              --
 Class B 0.00% ....................................             51               4              --
 Class B 0.60% ....................................            155              29               1
 Class B 0.60% ....................................             --              --              --
 Class B 0.80% ....................................             --              --              --
 Class B 0.90% ....................................              5               1              --
 Class B 0.90% ....................................             --              --              --

Unit value:
 Class A 0.00% ....................................   $     102.66     $    100.86        $ 106.92
 Class A 0.60% ....................................   $     107.62     $     79.94        $  80.23
 Class A 0.80% ....................................   $         --     $        --        $     --
 Class A 0.90% ....................................   $         --     $        --        $     --
 Class B 0.00% ....................................   $     108.18     $     80.06        $ 105.75
 Class B 0.60% ....................................   $     107.53     $     79.58        $  78.66
 Class B 0.60% ....................................   $         --     $        --        $     --
 Class B 0.80% ....................................   $     107.31     $     79.41        $     --
 Class B 0.90% ....................................   $     107.20     $     79.33        $  78.42
 Class B 0.90% ....................................   $         --     $        --        $     --



                                                      AXA Premier     AXA Premier     AXA Premier       AXA Premier
                                                     VIP Large Cap   VIP Large Cap   VIP Large Cap   VIP Small/Mid Cap
                                                      Core Equity        Growth          Value            Growth
                                                    --------------- --------------- --------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value     $ 29,389        $ 133,226       $ 236,106        $ 114,217
Receivable for The Trusts shares sold .............          --               --              --               --
Receivable for policy-related transactions ........         750            2,492          16,211            2,961
                                                       --------        ---------       ---------        ---------
  Total assets ....................................      30,139          135,718         252,317          117,178
                                                       --------        ---------       ---------        ---------
Liabilities:
Payable for The Trusts shares purchased ...........         750            2,492          16,211            2,961
Payable for policy-related transactions ...........          --               --              --               --
                                                       --------        ---------       ---------        ---------
  Total liabilities ...............................         750            2,492          16,211            2,961
                                                       --------        ---------       ---------        ---------
Net Assets ........................................    $ 29,389        $ 133,226       $ 236,106        $ 114,217
                                                       ========        =========       =========        =========
Net Assets:
Accumulation Units ................................    $ 29,382        $ 133,100       $ 235,838        $ 114,087
Accumulation nonunitized ..........................          --               --              --               --
Retained by Equitable Life in Separate Account FP .           7              126             268              130
                                                       --------        ---------       ---------        ---------
Total net assets ..................................    $ 29,389        $ 133,226       $ 236,106        $ 114,217
                                                       ========        =========       =========        =========
Investments in shares of The Trusts, at cost ......    $ 29,785        $ 137,242       $ 239,077        $ 115,630
The Trusts shares held
 Class A ..........................................         746              807           2,731            4,211
 Class B ..........................................       3,056           18,557          26,857           13,954
Units outstanding (000's):
 Class A 0.00% ....................................          --               --              --               --
 Class A 0.60% ....................................          --               --              --               --
 Class A 0.80% ....................................          --               --              --               --
 Class A 0.90% ....................................          --               --              --               --
 Class B 0.00% ....................................          --               --              --               --
 Class B 0.60% ....................................          --                2               3                1
 Class B 0.60% ....................................          --               --              --               --
 Class B 0.80% ....................................          --               --              --               --
 Class B 0.90% ....................................          --               --              --               --
 Class B 0.90% ....................................          --               --              --               --

Unit value:
 Class A 0.00% ....................................    $ 105.73        $  103.01       $  105.20        $  107.76
 Class A 0.60% ....................................    $  77.73        $   72.27       $   79.23        $   65.48
 Class A 0.80% ....................................    $     --        $      --       $      --        $      --
 Class A 0.90% ....................................    $     --        $      --       $      --        $      --
 Class B 0.00% ....................................    $     --        $      --       $      --        $      --
 Class B 0.60% ....................................    $  77.00        $   68.38       $   79.68        $   62.46
 Class B 0.60% ....................................    $     --        $      --       $      --        $      --
 Class B 0.80% ....................................    $     --        $      --       $      --        $      --
 Class B 0.90% ....................................    $  76.77        $   68.17       $   79.44        $   62.27
 Class B 0.90% ....................................    $     --        $      --       $      --        $      --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                             AXA Premier
                                                          VIP Small/Mid Cap     AXA Premier
                                                                Value         VIP Technology   Davis Value
                                                         ------------------- ---------------- -------------
Assets:
Investments in shares of The Trusts, at fair value .....     $ 6,700,363         $ 46,661       $ 21,049
Receivable for The Trusts shares sold ..................              --               --             --
Receivable for policy-related transactions .............          12,745            2,735             --
                                                             -----------         --------       --------
  Total assets .........................................       6,713,108           49,396         21,049
                                                             -----------         --------       --------
Liabilities:
Payable for The Trusts shares purchased ................          12,795            2,685             --
Payable for policy-related transactions ................              --               --             --
                                                             -----------         --------       --------
  Total liabilities ....................................          12,795            2,685             --
                                                             -----------         --------       --------
Net Assets .............................................     $ 6,700,313         $ 46,711       $ 21,049
                                                             ===========         ========       ========
Net Assets:
Accumulation Units .....................................     $ 6,687,441         $ 46,687       $ 21,034
Accumulation nonunitized ...............................              --               --             --
Retained by Equitable Life in Separate Account FP ......          12,872               24             15
                                                             -----------         --------       --------
Total net assets .......................................     $ 6,700,313         $ 46,711       $ 21,049
                                                             ===========         ========       ========
Investments in shares of The Trusts, at cost ...........     $ 6,801,674         $ 51,690       $ 21,217
The Trusts shares held
 Class A ...............................................           5,169            2,424          2,567
 Class B ...............................................         892,004            5,405             --
Units outstanding (000's):
 Class A 0.00% .........................................              --               --             --
 Class A 0.60% .........................................              --               --             --
 Class A 0.80% .........................................              --               --             --
 Class A 0.90% .........................................              --               --             --
 Class B 0.00% .........................................               7               --             --
 Class B 0.60% .........................................              76                1             --
 Class B 0.60% .........................................              --               --             --
 Class B 0.80% .........................................              --               --             --
 Class B 0.90% .........................................               6               --             --
 Class B 0.90% .........................................              --               --             --

Unit value:
 Class A 0.00% .........................................     $    111.49         $ 111.99       $     --
 Class A 0.60% .........................................     $     73.58         $  62.27       $  88.86
 Class A 0.80% .........................................     $        --         $     --       $     --
 Class A 0.90% .........................................     $        --         $     --       $     --
 Class B 0.00% .........................................     $     74.70         $     --       $     --
 Class B 0.60% .........................................     $     74.25         $  57.06       $     --
 Class B 0.60% .........................................     $        --         $     --       $     --
 Class B 0.80% .........................................     $     74.10         $     --       $     --
 Class B 0.90% .........................................     $     74.03         $  56.89       $     --
 Class B 0.90% .........................................     $        --         $     --       $     --



                                                                                   EQ/Alliance         EQ/Alliance
                                                          EQ/Aggressive Stock      Common Stock     Growth and Income
                                                         --------------------- ------------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value .....     $ 388,742,261       $ 1,582,201,573      $ 325,200,661
Receivable for The Trusts shares sold ..................                --             2,854,485                 --
Receivable for policy-related transactions .............                --                    --            356,282
                                                             -------------       ---------------      -------------
  Total assets .........................................       388,742,261         1,585,056,058        325,556,943
                                                             -------------       ---------------      -------------
Liabilities:
Payable for The Trusts shares purchased ................           107,971                    --            365,867
Payable for policy-related transactions ................            56,930             4,271,086                 --
                                                             -------------       ---------------      -------------
  Total liabilities ....................................           164,901             4,271,086            365,867
                                                             -------------       ---------------      -------------
Net Assets .............................................     $ 388,577,360       $ 1,580,784,972      $ 325,191,076
                                                             =============       ===============      =============
Net Assets:
Accumulation Units .....................................     $ 387,703,373       $ 1,576,531,873      $ 324,746,091
Accumulation nonunitized ...............................           767,494             4,209,690            168,739
Retained by Equitable Life in Separate Account FP ......           106,493                43,409            276,246
                                                             -------------       ---------------      -------------
Total net assets .......................................     $ 388,577,360       $ 1,580,784,972      $ 325,191,076
                                                             =============       ===============      =============
Investments in shares of The Trusts, at cost ...........     $ 593,090,870       $ 3,053,257,802      $ 427,091,184
The Trusts shares held
 Class A ...............................................        23,404,342           141,781,727         20,595,681
 Class B ...............................................           474,961             9,187,093          4,703,751
Units outstanding (000's):
 Class A 0.00% .........................................               317                   634                173
 Class A 0.60% .........................................               791                 2,593                914
 Class A 0.80% .........................................                31                    68                 14
 Class A 0.90% .........................................               164                   450                119
 Class B 0.00% .........................................                --                    --                 --
 Class B 0.60% .........................................               149                 1,424                684
 Class B 0.60% .........................................                --                    --                 --
 Class B 0.80% .........................................                --                    --                 --
 Class B 0.90% .........................................                --                    --                 --
 Class B 0.90% .........................................                --                    --                 --

Unit value:
 Class A 0.00% .........................................     $       99.75       $        177.96      $      230.51
 Class A 0.60% .........................................     $      414.73       $        488.55      $      215.70
 Class A 0.80% .........................................     $       62.12       $        120.43      $      170.05
 Class A 0.90% .........................................     $      112.54       $        207.42      $      209.75
 Class B 0.00% .........................................     $          --       $            --      $          --
 Class B 0.60% .........................................     $       51.07       $         67.02      $       87.98
 Class B 0.60% .........................................     $          --       $            --      $          --
 Class B 0.80% .........................................     $          --       $            --      $          --
 Class B 0.90% .........................................     $       50.39       $         66.13      $      100.27
 Class B 0.90% .........................................     $          --       $            --      $          --



                                                            EQ/Alliance
                                                            Intermediate
                                                             Government
                                                             Securities
                                                         -----------------
Assets:
Investments in shares of The Trusts, at fair value .....   $ 203,702,714
Receivable for The Trusts shares sold ..................         780,761
Receivable for policy-related transactions .............              --
                                                           -------------
  Total assets .........................................     204,483,475
                                                           -------------
Liabilities:
Payable for The Trusts shares purchased ................              --
Payable for policy-related transactions ................         805,444
                                                           -------------
  Total liabilities ....................................         805,444
                                                           -------------
Net Assets .............................................   $ 203,678,031
                                                           =============
Net Assets:
Accumulation Units .....................................   $ 203,209,607
Accumulation nonunitized ...............................         332,259
Retained by Equitable Life in Separate Account FP ......         136,165
                                                           -------------
Total net assets .......................................   $ 203,678,031
                                                           =============
Investments in shares of The Trusts, at cost ...........   $ 198,856,688
The Trusts shares held
 Class A ...............................................      17,274,242
 Class B ...............................................       2,517,106
Units outstanding (000's):
 Class A 0.00% .........................................             312
 Class A 0.60% .........................................             544
 Class A 0.80% .........................................               3
 Class A 0.90% .........................................              66
 Class B 0.00% .........................................              --
 Class B 0.60% .........................................             205
 Class B 0.60% .........................................              --
 Class B 0.80% .........................................              --
 Class B 0.90% .........................................              --
 Class B 0.90% .........................................              --

Unit value:
 Class A 0.00% .........................................   $      174.96
 Class A 0.60% .........................................   $      204.02
 Class A 0.80% .........................................   $      148.16
 Class A 0.90% .........................................   $      169.94
 Class B 0.00% .........................................   $          --
 Class B 0.60% .........................................   $      125.69
 Class B 0.60% .........................................   $          --
 Class B 0.80% .........................................   $          --
 Class B 0.90% .........................................   $      127.05
 Class B 0.90% .........................................   $          --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                       EQ/Alliance       EQ/Alliance      EQ/Alliance
                                                      International    Premier Growth     Quality Bond
                                                    ----------------- ---------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 386,580,745    $  78,025,067     $ 168,402,884
Receivable for The Trusts shares sold .............          84,310               --         3,579,209
Receivable for policy-related transactions ........              --               --                --
                                                      -------------    -------------     -------------
  Total assets ....................................     386,665,055       78,025,067       171,982,093
                                                      -------------    -------------     -------------
Liabilities:
Payable for The Trusts shares purchased ...........              --           29,536                --
Payable for policy-related transactions ...........         255,567           94,671         3,586,935
                                                      -------------    -------------     -------------
  Total liabilities ...............................         255,567          124,207         3,586,935
                                                      -------------    -------------     -------------
Net Assets ........................................   $ 386,409,488    $  77,900,860     $ 168,395,158
                                                      =============    =============     =============
Net Assets:
Accumulation Units ................................   $ 385,290,233    $  77,843,434     $ 168,186,255
Accumulation nonunitized ..........................         446,175               --           125,875
Retained by Equitable Life in Separate Account FP .         673,080           57,426            83,028
                                                      -------------    -------------     -------------
Total net assets ..................................   $ 386,409,488    $  77,900,860     $ 168,395,158
                                                      =============    =============     =============
Investments in shares of The Trusts, at cost ......   $ 404,977,563    $ 113,053,884     $ 163,518,322
The Trusts shares held
 Class A ..........................................      49,732,443            6,780        14,121,718
 Class B ..........................................       3,750,668       15,493,275         2,446,854
Units outstanding (000's):
 Class A 0.00% ....................................             330               --               266
 Class A 0.60% ....................................           3,241               --               512
 Class A 0.80% ....................................              17               --                 3
 Class A 0.90% ....................................             291               --                55
 Class B 0.00% ....................................              --              114                --
 Class B 0.60% ....................................             381            1,356               189
 Class B 0.60% ....................................              --               --                --
 Class B 0.80% ....................................              --                8                --
 Class B 0.90% ....................................              --               77                --
 Class B 0.90% ....................................              --               --                --

Unit value:
 Class A 0.00% ....................................   $       96.54    $      100.34     $      186.96
 Class A 0.60% ....................................   $       92.14    $       72.69     $      166.82
 Class A 0.80% ....................................   $       76.87    $          --     $      155.71
 Class A 0.90% ....................................   $       90.01    $          --     $      162.22
 Class B 0.00% ....................................   $          --    $       51.08     $          --
 Class B 0.60% ....................................   $       69.94    $       49.99     $      125.90
 Class B 0.60% ....................................   $          --    $          --     $          --
 Class B 0.80% ....................................   $          --    $       49.63     $          --
 Class B 0.90% ....................................   $       67.72    $       49.45     $      126.38
 Class B 0.90% ....................................   $          --    $          --     $          --



                                                       EQ/Alliance                                            EQ/Bernstein
                                                        Small Cap        EQ/Alliance                          Diversified
                                                          Growth         Technology        EQ/Balanced           Value
                                                    ----------------- ---------------- ------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 116,346,253     $ 32,310,849     $ 1,301,848,668     $ 108,740,758
Receivable for The Trusts shares sold .............              --           28,245                  --                --
Receivable for policy-related transactions ........         117,827               --                  --           169,787
                                                      -------------     ------------     ---------------     -------------
  Total assets ....................................     116,464,080       32,339,094       1,301,848,668       108,910,545
                                                      -------------     ------------     ---------------     -------------
Liabilities:
Payable for The Trusts shares purchased ...........         102,535               --              28,922           169,761
Payable for policy-related transactions ...........              --           28,365           1,588,635                --
                                                      -------------     ------------     ---------------     -------------
  Total liabilities ...............................         102,535           28,365           1,617,557           169,761
                                                      -------------     ------------     ---------------     -------------
Net Assets ........................................   $ 116,361,545     $ 32,310,729     $ 1,300,231,111     $ 108,740,784
                                                      =============     ============     ===============     =============
Net Assets:
Accumulation Units ................................   $ 116,289,651     $ 32,196,517     $ 1,296,403,818     $ 108,629,980
Accumulation nonunitized ..........................              --               --           3,097,312                --
Retained by Equitable Life in Separate Account FP .          71,894          114,212             729,981           110,804
                                                      -------------     ------------     ---------------     -------------
Total net assets ..................................   $ 116,361,545     $ 32,310,729     $ 1,300,231,111     $ 108,740,784
                                                      =============     ============     ===============     =============
Investments in shares of The Trusts, at cost ......   $ 154,491,154     $ 49,092,559     $ 1,403,288,463     $ 126,510,503
The Trusts shares held
 Class A ..........................................      10,171,629            1,338          99,992,771            10,087
 Class B ..........................................       2,762,539       10,819,637           3,851,707        10,833,678
Units outstanding (000's):
 Class A 0.00% ....................................             140               --                 424                --
 Class A 0.60% ....................................             666               --               2,547                 1
 Class A 0.80% ....................................               7               --                  22                --
 Class A 0.90% ....................................              66               --                 479                --
 Class B 0.00% ....................................              --              104                  --               236
 Class B 0.60% ....................................             312              946                 524               834
 Class B 0.60% ....................................              --               --                  --                10
 Class B 0.80% ....................................              --                4                  --                 5
 Class B 0.90% ....................................              --               41                  --                83
 Class B 0.90% ....................................              --               --                  --                --

Unit value:
 Class A 0.00% ....................................   $      107.54     $     111.29     $        182.16     $      110.15
 Class A 0.60% ....................................   $      103.93     $         --     $        424.44     $       82.71
 Class A 0.80% ....................................   $      102.75     $         --     $        140.40     $          --
 Class A 0.90% ....................................   $      102.16     $         --     $        179.69     $          --
 Class B 0.00% ....................................   $          --     $      29.86     $            --     $       84.16
 Class B 0.60% ....................................   $       78.76     $      29.38     $         91.64     $       95.52
 Class B 0.60% ....................................   $          --     $         --     $            --     $       82.03
 Class B 0.80% ....................................   $          --     $      29.22     $            --     $       81.91
 Class B 0.90% ....................................   $       77.71     $      29.14     $         99.02     $       94.25
 Class B 0.90% ....................................   $          --     $         --     $            --     $          --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                      EQ/Calvert     EQ/Capital      EQ/Capital
                                                       Socially       Guardian        Guardian
                                                     Responsible   International      Research
                                                    ------------- --------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 50,844      $ 1,397,618     $ 52,842,695
Receivable for The Trusts shares sold .............         --               --               --
Receivable for policy-related transactions ........         --            2,350          161,562
                                                      --------      -----------     ------------
  Total assets ....................................     50,844        1,399,968       53,004,257
                                                      --------      -----------     ------------
Liabilities:
Payable for The Trusts shares purchased ...........         --            2,350            9,993
Payable for policy-related transactions ...........         --               --               --
                                                      --------      -----------     ------------
  Total liabilities ...............................         --            2,350            9,993
                                                      --------      -----------     ------------
Net Assets ........................................   $ 50,844      $ 1,397,618     $ 52,994,264
                                                      ========      ===========     ============
Net Assets:
Accumulation Units ................................   $     --      $ 1,306,498     $ 52,660,425
Accumulation nonunitized ..........................         --               --               --
Retained by Equitable Life in Separate Account FP .     50,844           91,120          333,839
                                                      --------      -----------     ------------
Total net assets ..................................   $ 50,844      $ 1,397,618     $ 52,994,264
                                                      ========      ===========     ============
Investments in shares of The Trusts, at cost ......   $ 50,000      $ 1,661,346     $ 56,820,385
The Trusts shares held
 Class A ..........................................      8,642           11,418            9,907
 Class B ..........................................         --          178,800        6,421,356
Units outstanding (000's):
 Class A 0.00% ....................................         --               --               --
 Class A 0.60% ....................................         --               --               --
 Class A 0.80% ....................................         --               --               --
 Class A 0.90% ....................................         --               --               --
 Class B 0.00% ....................................         --               --              116
 Class B 0.60% ....................................         --               19              475
 Class B 0.60% ....................................         --               --               --
 Class B 0.80% ....................................         --               --                5
 Class B 0.90% ....................................         --               --               37
 Class B 0.90% ....................................         --               --               --

Unit value:
 Class A 0.00% ....................................   $ 102.86      $    106.79     $     108.94
 Class A 0.60% ....................................   $     --      $     83.46     $      74.73
 Class A 0.80% ....................................   $     --      $        --     $         --
 Class A 0.90% ....................................   $     --      $        --     $         --
 Class B 0.00% ....................................   $     --      $        --     $      84.46
 Class B 0.60% ....................................   $  64.54      $     69.16     $      82.78
 Class B 0.60% ....................................   $     --      $        --     $         --
 Class B 0.80% ....................................   $     --      $        --     $      82.22
 Class B 0.90% ....................................   $  63.89      $     68.46     $      81.95
 Class B 0.90% ....................................   $     --      $        --     $         --



                                                       EQ/Capital
                                                     Guardian U.S.     EQ/Emerging     EQ/Equity 500     EQ/Evergreen
                                                         Equity      Markets Equity        Index            Omega
                                                    --------------- ---------------- ----------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value   $ 24,428,137     $ 41,022,265     $ 507,032,283     $ 1,978,733
Receivable for The Trusts shares sold .............            --               --         2,762,938              --
Receivable for policy-related transactions ........        10,397          197,567                --          15,867
                                                     ------------     ------------     -------------     -----------
  Total assets ....................................    24,438,534       41,219,832       509,795,221       1,994,600
                                                     ------------     ------------     -------------     -----------
Liabilities:
Payable for The Trusts shares purchased ...........        10,404          198,091                --          15,867
Payable for policy-related transactions ...........            --               --         2,993,398              --
                                                     ------------     ------------     -------------     -----------
  Total liabilities ...............................        10,404          198,091         2,993,398          15,867
                                                     ------------     ------------     -------------     -----------
Net Assets ........................................  $ 24,428,130     $ 41,021,741     $ 506,801,823     $ 1,978,733
                                                     ============     ============     =============     ===========
Net Assets:
Accumulation Units ................................  $ 24,283,987     $ 40,924,475     $ 506,282,947     $ 1,919,317
Accumulation nonunitized ..........................            --               --           319,851              --
Retained by Equitable Life in Separate Account FP .       144,143           97,266           199,025          59,416
                                                     ------------     ------------     -------------     -----------
Total net assets ..................................  $ 24,428,130     $ 41,021,741     $ 506,801,823     $ 1,978,733
                                                     ============     ============     =============     ===========
Investments in shares of The Trusts, at cost ......  $ 26,683,586     $ 48,270,786     $ 667,373,594     $ 2,317,326
The Trusts shares held
 Class A ..........................................        11,925           11,656        26,558,905           8,215
 Class B ..........................................     3,131,734        7,752,355         3,424,506         317,801
Units outstanding (000's):
 Class A 0.00% ....................................            --               --               455              --
 Class A 0.60% ....................................            --               --             1,519              --
 Class A 0.80% ....................................            --               --                20              --
 Class A 0.90% ....................................            --               --               212              --
 Class B 0.00% ....................................            35              138                --               5
 Class B 0.60% ....................................           257              496               869              28
 Class B 0.60% ....................................            --               15                --              --
 Class B 0.80% ....................................             1                3                --              --
 Class B 0.90% ....................................            16               32                --              --
 Class B 0.90% ....................................            --               --                --              --

Unit value:
 Class A 0.00% ....................................  $     111.76     $     111.41     $      211.57     $    101.93
 Class A 0.60% ....................................  $      75.92     $         --     $      202.71     $        --
 Class A 0.80% ....................................  $         --     $         --     $      140.26     $        --
 Class A 0.90% ....................................  $         --     $         --     $      197.37     $        --
 Class B 0.00% ....................................  $      80.24     $      61.00     $          --     $     59.63
 Class B 0.60% ....................................  $      78.64     $      59.06     $       66.22     $     56.63
 Class B 0.60% ....................................  $         --     $      80.07     $          --     $        --
 Class B 0.80% ....................................  $      78.12     $      58.42     $          --     $     58.05
 Class B 0.90% ....................................  $      77.86     $      58.11     $       75.18     $     57.85
 Class B 0.90% ....................................  $         --     $         --     $          --     $        --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                                            EQ/FI
                                                     EQ/FI Mid Cap   Small/Mid Cap Value    EQ/High Yield
                                                    --------------- --------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value   $ 30,144,282       $ 118,573,595       $ 125,118,141
Receivable for The Trusts shares sold .............            --                  --           1,134,786
Receivable for policy-related transactions ........       479,534              52,968                  --
                                                     ------------       -------------       -------------
  Total assets ....................................    30,623,816         118,626,563         126,252,927
                                                     ------------       -------------       -------------
Liabilities:
Payable for The Trusts shares purchased ...........       479,556              53,633                  --
Payable for policy-related transactions ...........            --                  --           1,264,853
                                                     ------------       -------------       -------------
  Total liabilities ...............................       479,556              53,633           1,264,853
                                                     ------------       -------------       -------------
Net Assets ........................................  $ 30,144,260       $ 118,572,930       $ 124,988,074
                                                     ============       =============       =============
Net Assets:
Accumulation Units ................................  $ 29,953,549       $ 118,493,026       $ 124,013,733
Accumulation nonunitized ..........................            --                  --             791,016
Retained by Equitable Life in Separate Account FP .       190,711              79,904             183,325
                                                     ------------       -------------       -------------
Total net assets ..................................  $ 30,144,260       $ 118,572,930       $ 124,988,074
                                                     ============       =============       =============
Investments in shares of The Trusts, at cost ......  $ 33,563,763       $ 137,805,962       $ 156,577,251
The Trusts shares held
 Class A ..........................................        15,032              10,289          24,091,458
 Class B ..........................................     4,250,818          12,034,324           1,857,008
Units outstanding (000's):
 Class A 0.00% ....................................            --                   1                 139
 Class A 0.60% ....................................            --                  --                 335
 Class A 0.80% ....................................            --                  --                   7
 Class A 0.90% ....................................            --                  --                  46
 Class B 0.00% ....................................            40                 147                  --
 Class B 0.60% ....................................           373                 937                 118
 Class B 0.60% ....................................            --                  35                  --
 Class B 0.80% ....................................             1                   5                  --
 Class B 0.90% ....................................            13                  77                  --
 Class B 0.90% ....................................            --                  --                  --

Unit value:
 Class A 0.00% ....................................  $     108.51       $      107.13       $      143.63
 Class A 0.60% ....................................  $      80.95       $       80.65       $      260.62
 Class A 0.80% ....................................  $         --       $          --       $      105.76
 Class A 0.90% ....................................  $         --       $          --       $      159.39
 Class B 0.00% ....................................  $      70.90       $      101.79       $          --
 Class B 0.60% ....................................  $      69.91       $       98.37       $       74.96
 Class B 0.60% ....................................  $         --       $       95.56       $          --
 Class B 0.80% ....................................  $      69.58       $       97.25       $          --
 Class B 0.90% ....................................  $      69.42       $       96.70       $       73.96
 Class B 0.90% ....................................  $         --       $       76.24       $          --



                                                                                            EQ/Janus        EQ/Lazard
                                                     EQ/International   EQ/J.P. Morgan      Large Cap       Small Cap
                                                       Equity Index        Core Bond         Growth           Value
                                                    ------------------ ---------------- ---------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value      $ 460,071        $ 12,115,711     $ 15,966,748     $ 2,441,563
Receivable for The Trusts shares sold .............            --                  --          131,991              --
Receivable for policy-related transactions ........            --              17,146               --           1,504
                                                        ---------        ------------     ------------     -----------
  Total assets ....................................       460,071          12,132,857       16,098,739       2,443,067
                                                        ---------        ------------     ------------     -----------
Liabilities:
Payable for The Trusts shares purchased ...........            --              17,146               --           1,504
Payable for policy-related transactions ...........           570                  --          131,991              --
                                                        ---------        ------------     ------------     -----------
  Total liabilities ...............................           570              17,146          131,991           1,504
                                                        ---------        ------------     ------------     -----------
Net Assets ........................................     $ 459,501        $ 12,115,711     $ 15,966,748     $ 2,441,563
                                                        =========        ============     ============     ===========
Net Assets:
Accumulation Units ................................     $ 456,885        $ 11,984,234     $ 15,821,083     $ 2,375,670
Accumulation nonunitized ..........................            --                  --               --              --
Retained by Equitable Life in Separate Account FP .         2,616             131,477          145,665          65,893
                                                        ---------        ------------     ------------     -----------
Total net assets ..................................     $ 459,501        $ 12,115,711     $ 15,966,748     $ 2,441,563
                                                        =========        ============     ============     ===========
Investments in shares of The Trusts, at cost ......     $ 546,860        $ 11,924,415     $ 21,295,282     $ 2,791,959
The Trusts shares held
 Class A ..........................................           525              11,712           15,821           5,870
 Class B ..........................................        64,292           1,070,642        3,516,012         243,979
Units outstanding (000's):
 Class A 0.00% ....................................            --                  --               --              --
 Class A 0.60% ....................................            --                  --               --              --
 Class A 0.80% ....................................            --                  --               --              --
 Class A 0.90% ....................................            --                  --               --              --
 Class B 0.00% ....................................            --                  --               56              --
 Class B 0.60% ....................................             7                  56              283              12
 Class B 0.60% ....................................            --                  36               --               9
 Class B 0.80% ....................................            --                  --                1              --
 Class B 0.90% ....................................            --                  --               13              --
 Class B 0.90% ....................................            --                  --               --              --

Unit value:
 Class A 0.00% ....................................     $  104.71        $     102.25     $     103.96     $    109.56
 Class A 0.60% ....................................     $   81.78        $     108.95     $      44.54     $        --
 Class A 0.80% ....................................     $      --        $         --     $         --     $        --
 Class A 0.90% ....................................     $      --        $         --     $         --     $        --
 Class B 0.00% ....................................     $      --        $         --     $      45.27     $        --
 Class B 0.60% ....................................     $   63.10        $     132.34     $      44.64     $    115.35
 Class B 0.60% ....................................     $   62.25        $     130.09     $         --     $    112.31
 Class B 0.80% ....................................     $      --        $         --     $      44.43     $        --
 Class B 0.90% ....................................     $   62.26        $     130.58     $      44.32     $    113.81
 Class B 0.90% ....................................     $      --        $         --     $         --     $        --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2002


                                                                                             EQ/MFS
                                                                         EQ/Mercury         Emerging
                                                       EQ/Marsico       Basic Value          Growth
                                                          Focus            Equity          Companies
                                                    ---------------- ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 21,541,567     $ 113,276,191     $ 132,193,157
Receivable for The Trusts shares sold .............             --                --                --
Receivable for policy-related transactions ........         73,091           160,717                --
                                                      ------------     -------------     -------------
  Total assets ....................................     21,614,658       113,436,908       132,193,157
                                                      ------------     -------------     -------------
Liabilities:
Payable for The Trusts shares purchased ...........         73,091           163,954            41,238
Payable for policy-related transactions ...........             --                --            38,578
                                                      ------------     -------------     -------------
  Total liabilities ...............................         73,091           163,954            79,816
                                                      ------------     -------------     -------------
Net Assets ........................................   $ 21,541,567     $ 113,272,954     $ 132,113,341
                                                      ============     =============     =============
Net Assets:
Accumulation Units ................................   $ 21,467,823     $ 113,142,872     $ 132,024,309
Accumulation nonunitized ..........................             --                --                --
Retained by Equitable Life in Separate Account FP .         73,744           130,082            89,032
                                                      ------------     -------------     -------------
Total net assets ..................................   $ 21,541,567     $ 113,272,954     $ 132,113,341
                                                      ============     =============     =============
Investments in shares of The Trusts, at cost ......   $ 22,962,145     $ 133,540,060     $ 224,584,465
The Trusts shares held
 Class A ..........................................          7,653             6,266               223
 Class B ..........................................      2,132,260        10,031,579        14,689,075
Units outstanding (000's):
 Class A 0.00% ....................................             --                --                --
 Class A 0.60% ....................................             --                --                --
 Class A 0.80% ....................................             --                --                --
 Class A 0.90% ....................................             --                --                --
 Class B 0.00% ....................................             30               126               149
 Class B 0.60% ....................................            188               552             1,076
 Class B 0.60% ....................................             --                35                88
 Class B 0.80% ....................................              1                 4                 9
 Class B 0.90% ....................................             11                58                70
 Class B 0.90% ....................................             --                --                --

Unit value:
 Class A 0.00% ....................................   $      96.87     $      113.43     $      102.92
 Class A 0.60% ....................................   $         --     $          --     $       69.16
 Class A 0.80% ....................................   $         --     $          --     $          --
 Class A 0.90% ....................................   $         --     $          --     $          --
 Class B 0.00% ....................................   $      93.97     $      152.72     $      100.56
 Class B 0.60% ....................................   $      93.27     $      147.60     $       97.18
 Class B 0.60% ....................................   $         --     $       96.52     $       55.84
 Class B 0.80% ....................................   $      93.03     $      145.92     $       96.08
 Class B 0.90% ....................................   $      92.92     $      145.09     $       95.53
 Class B 0.90% ....................................   $         --     $          --     $          --



                                                         EQ/MFS                           EQ/Putnam        EQ/Putnam
                                                       Investors         EQ/Money         Growth &       International
                                                         Trust            Market        Income Value        Equity
                                                    --------------- ----------------- ---------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value    $ 6,479,276     $ 475,000,142     $ 26,426,604     $ 60,167,277
Receivable for The Trusts shares sold .............            --                --               --               --
Receivable for policy-related transactions ........         4,821                --            5,707          193,293
                                                      -----------     -------------     ------------     ------------
  Total assets ....................................     6,484,097       475,000,142       26,432,311       60,360,570
                                                      -----------     -------------     ------------     ------------
Liabilities:
Payable for The Trusts shares purchased ...........         4,821            33,732            9,271          194,250
Payable for policy-related transactions ...........            --         1,693,404               --               --
                                                      -----------     -------------     ------------     ------------
  Total liabilities ...............................         4,821         1,727,136            9,271          194,250
                                                      -----------     -------------     ------------     ------------
Net Assets ........................................   $ 6,479,276     $ 473,273,006     $ 26,423,040     $ 60,166,320
                                                      ===========     =============     ============     ============
Net Assets:
Accumulation Units ................................   $ 6,338,309     $ 471,273,424     $ 26,276,041     $ 60,004,871
Accumulation nonunitized ..........................            --         1,885,725               --               --
Retained by Equitable Life in Separate Account FP .       140,967           113,857          146,999          161,449
                                                      -----------     -------------     ------------     ------------
Total net assets ..................................   $ 6,479,276     $ 473,273,006     $ 26,423,040     $ 60,166,320
                                                      ===========     =============     ============     ============
Investments in shares of The Trusts, at cost ......   $ 7,619,514     $ 478,848,277     $ 32,967,021     $ 70,127,609
The Trusts shares held
 Class A ..........................................        11,198        34,941,850            5,883           12,454
 Class B ..........................................       908,733        10,892,047        2,934,464        6,934,569
Units outstanding (000's):
 Class A 0.00% ....................................            --               744               --               --
 Class A 0.60% ....................................            --             1,072               --               --
 Class A 0.80% ....................................            --                 4               --               --
 Class A 0.90% ....................................            --               129               --               --
 Class B 0.00% ....................................            10                --               49              134
 Class B 0.60% ....................................            72               919              175              507
 Class B 0.60% ....................................            --                --               22               11
 Class B 0.80% ....................................            --                --                2                3
 Class B 0.90% ....................................            12                --               18               59
 Class B 0.90% ....................................            --                --               --               --

Unit value:
 Class A 0.00% ....................................   $    103.54     $      145.34     $     109.02     $     105.66
 Class A 0.60% ....................................   $        --     $      221.88     $         --     $      81.60
 Class A 0.80% ....................................   $        --     $      128.12     $         --     $         --
 Class A 0.90% ....................................   $        --     $      143.37     $         --     $         --
 Class B 0.00% ....................................   $     68.22     $      118.93     $     104.17     $      79.03
 Class B 0.60% ....................................   $     66.76     $      115.79     $     100.68     $      85.28
 Class B 0.60% ....................................   $        --     $          --     $      70.66     $      83.52
 Class B 0.80% ....................................   $     66.28     $          --     $      99.53     $      76.92
 Class B 0.90% ....................................   $     66.05     $      114.25     $      98.97     $      84.14
 Class B 0.90% ....................................   $        --     $          --     $         --     $         --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2002


                                                                       EQ/Small
                                                       EQ/Putnam       Company     MFS Mid Cap
                                                        Voyager         Index         Growth
                                                    --------------- ------------- -------------
Assets:
Investments in shares of The Trusts, at fair value    $ 1,433,504     $ 638,991      $   416
Receivable for The Trusts shares sold .............        12,509            --           --
Receivable for policy-related transactions ........            --        64,684           --
                                                      -----------     ---------      -------
  Total assets ....................................     1,446,013       703,675          416
                                                      -----------     ---------      -------
Liabilities:
Payable for The Trusts shares purchased ...........            --           341           --
Payable for policy-related transactions ...........        12,509            --           --
                                                      -----------     ---------      -------
  Total liabilities ...............................        12,509           341           --
                                                      -----------     ---------      -------
Net Assets ........................................   $ 1,433,504     $ 703,334      $   416
                                                      ===========     =========      =======
Net Assets:
Accumulation Units ................................   $ 1,374,057     $ 558,373      $   415
Accumulation nonunitized ..........................            --            --           --
Retained by Equitable Life in Separate Account FP .        59,447       144,961            1
                                                      -----------     ---------      -------
Total net assets ..................................   $ 1,433,504     $ 703,334      $   416
                                                      ===========     =========      =======
Investments in shares of The Trusts, at cost ......   $ 1,967,282     $ 756,765      $   421
The Trusts shares held
 Class A ..........................................         5,310        12,066           92
 Class B ..........................................       144,281        76,793           --
Units outstanding (000's):
 Class A 0.00% ....................................            --            --           --
 Class A 0.60% ....................................            --            --           --
 Class A 0.80% ....................................            --            --           --
 Class A 0.90% ....................................            --            --           --
 Class B 0.00% ....................................            --            --           --
 Class B 0.60% ....................................            17             5           --
 Class B 0.60% ....................................             5             1           --
 Class B 0.80% ....................................            --            --           --
 Class B 0.90% ....................................            --            --           --
 Class B 0.90% ....................................            --            --           --

Unit value:
 Class A 0.00% ....................................   $    102.48     $  111.41      $    --
 Class A 0.60% ....................................   $        --     $   76.53      $ 78.30
 Class A 0.80% ....................................   $        --     $      --      $    --
 Class A 0.90% ....................................   $        --     $      --      $    --
 Class B 0.00% ....................................   $        --     $      --      $    --
 Class B 0.60% ....................................   $     63.54     $   89.02      $    --
 Class B 0.60% ....................................   $     55.78     $   87.88      $    --
 Class B 0.80% ....................................   $        --     $      --      $    --
 Class B 0.90% ....................................   $     62.69     $   87.83      $    --
 Class B 0.90% ....................................   $        --     $      --      $    --



                                                        PIMCO      PIMCO Total     U.S. Real     Vanguard VIF
                                                     Renaissance      Return         Estate      Equity Index
                                                    ------------- ------------- --------------- -------------
Assets:
Investments in shares of The Trusts, at fair value    $ 20,840      $ 31,697      $ 1,304,964     $ 111,405
Receivable for The Trusts shares sold .............         --            --               --            --
Receivable for policy-related transactions ........     12,878           100              109            --
                                                      --------      --------      -----------     ---------
  Total assets ....................................     33,718        31,797        1,305,073       111,405
                                                      --------      --------      -----------     ---------
Liabilities:
Payable for The Trusts shares purchased ...........     13,085            --               15            --
Payable for policy-related transactions ...........         --            --               --            --
                                                      --------      --------      -----------     ---------
  Total liabilities ...............................     13,085            --               15            --
                                                      --------      --------      -----------     ---------
Net Assets ........................................   $ 20,633      $ 31,797      $ 1,305,058     $ 111,405
                                                      ========      ========      ===========     =========
Net Assets:
Accumulation Units ................................   $  3,848      $ 31,761      $ 1,304,964     $ 111,286
Accumulation nonunitized ..........................         --            --               --            --
Retained by Equitable Life in Separate Account FP .     16,785            36               94           119
                                                      --------      --------      -----------     ---------
Total net assets ..................................   $ 20,633      $ 31,797      $ 1,305,058     $ 111,405
                                                      ========      ========      ===========     =========
Investments in shares of The Trusts, at cost ......   $ 20,827      $ 31,552      $ 1,353,643     $ 113,635
The Trusts shares held
 Class A ..........................................      2,374         3,109          115,178         5,139
 Class B ..........................................         --            --               --            --
Units outstanding (000's):
 Class A 0.00% ....................................         --            --               12            --
 Class A 0.60% ....................................         --            --               --             1
 Class A 0.80% ....................................         --            --               --            --
 Class A 0.90% ....................................         --            --               --            --
 Class B 0.00% ....................................         --            --               --            --
 Class B 0.60% ....................................         --            --               --            --
 Class B 0.60% ....................................         --            --               --            --
 Class B 0.80% ....................................         --            --               --            --
 Class B 0.90% ....................................         --            --               --            --
 Class B 0.90% ....................................         --            --               --            --

Unit value:
 Class A 0.00% ....................................   $ 119.73      $     --      $    105.10     $      --
 Class A 0.60% ....................................   $  87.10      $ 107.65      $        --     $   77.35
 Class A 0.80% ....................................   $     --      $     --      $        --     $      --
 Class A 0.90% ....................................   $     --      $     --      $        --     $      --
 Class B 0.00% ....................................   $     --      $     --      $        --     $      --
 Class B 0.60% ....................................   $     --      $     --      $        --     $      --
 Class B 0.60% ....................................   $     --      $     --      $        --     $      --
 Class B 0.80% ....................................   $     --      $     --      $        --     $      --
 Class B 0.90% ....................................   $     --      $     --      $        --     $      --
 Class B 0.90% ....................................   $     --      $     --      $        --     $      --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,


                                                                                        AXA Premier VIP  AXA Premier VIP
                                                    AXA Premier VIP   AXA Premier VIP    International      Large Cap
                                                     Core Bond (e)    Health Care (e)     Equity (e)     Core Equity (e)
                                                   ----------------- ----------------- ---------------- -----------------
                                                          2002              2002             2002              2002
                                                   ----------------- ----------------- ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................      $420,336         $      --         $     --          $   25
 Expenses:
  Mortality and expense risk charges .............        30,415             6,461              135               7
                                                        --------         ---------         --------          ------
Net Investment Income (Loss) .....................       389,921            (6,461)            (135)             18
                                                        --------         ---------         --------          ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        66,068           (61,765)          (1,759)             --
  Realized gain distribution from The Trusts .....            --                --               --              --
                                                        --------         ---------         --------          ------
 Net realized gain (loss) ........................        66,068           (61,765)          (1,759)             --
                                                        --------         ---------         --------          ------
 Change in unrealized appreciation
  (depreciation) of investments ..................       118,318           (27,114)          (1,906)           (397)
                                                        --------         ---------         --------          ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       184,386           (88,879)          (3,665)           (397)
                                                        --------         ---------         --------          ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $574,307         $ (95,340)        $ (3,800)         $ (379)
                                                        ========         =========         ========          ======



                                                    AXA Premier VIP   AXA Premier VIP   AXA Premier VIP   AXA Premier VIP
                                                       Large Cap         Large Cap       Small/Mid Cap     Small/Mid Cap
                                                       Growth (e)        Value (e)         Growth (e)        Value (e)
                                                   ----------------- ----------------- ----------------- -----------------
                                                          2002              2002              2002              2002
                                                   ----------------- ----------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $     --          $    973          $     --         $       --
 Expenses:
  Mortality and expense risk charges .............          133               275               133             12,312
                                                       --------          --------          --------         ----------
Net Investment Income (Loss) .....................         (133)              698              (133)           (12,312)
                                                       --------          --------          --------         ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         (116)              654              (519)          (368,050)
  Realized gain distribution from The Trusts .....           --                --                --                 --
                                                       --------          --------          --------         ----------
 Net realized gain (loss) ........................         (116)              654              (519)          (368,050)
                                                       --------          --------          --------         ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................       (4,016)           (2,971)           (1,413)          (101,311)
                                                       --------          --------          --------         ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       (4,132)           (2,317)           (1,932)          (469,361)
                                                       --------          --------          --------         ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $ (4,265)         $ (1,619)         $ (2,065)        $ (481,673)
                                                       ========          ========          ========         ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                    AXA Premier VIP
                                                    Technology (e)   Davis Value (f)
                                                   ---------------- -----------------
                                                         2002              2002
                                                   ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $     --          $ 120
 Expenses:
  Mortality and expense risk charges .............           40             15
                                                       --------          -----
Net Investment Income (Loss) .....................          (40)           105
                                                       --------          -----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         (513)              (4)
  Realized gain distribution from The Trusts .....           --             --
                                                       --------          -------
 Net realized gain (loss) ........................         (513)              (4)
                                                       --------          --------
 Change in unrealized appreciation
  (depreciation) of investments ..................       (5,029)          (168)
                                                       --------          -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       (5,542)          (172)
                                                       --------          -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $ (5,582)         $ (67)
                                                       ========          =======



                                                                                                         EQ/Alliance Common
                                                                    EQ/Aggressive Stock                        Stock
                                                   ----------------------------------------------------- ------------------
                                                          2002              2001              2000              2002
                                                   ----------------- ----------------- ----------------- ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $       63,335    $    3,459,227    $    3,434,784     $      998,921
 Expenses:
  Mortality and expense risk charges .............       2,736,010         3,763,915         5,519,701         11,182,451
                                                    --------------    --------------    --------------     --------------
Net Investment Income (Loss) .....................      (2,672,675)         (304,688)       (2,084,917)       (10,183,530)
                                                    --------------    --------------    --------------     --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (59,641,031)     (212,487,401)       67,261,897       (282,690,026)
  Realized gain distribution from The Trusts .....              --                --        62,772,904                 --
                                                    --------------    --------------    --------------     --------------
 Net realized gain (loss) ........................     (59,641,031)     (212,487,401)      130,034,801       (282,690,026)
                                                    --------------    --------------    --------------     --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (105,197,028)        3,263,156      (261,224,627)      (562,599,358)
                                                    --------------    --------------    --------------     --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (164,838,059)     (209,224,245)     (131,189,826)      (845,289,384)
                                                    --------------    --------------    --------------     --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (167,510,734)   $ (209,528,933)   $ (133,274,743)    $ (855,472,914)
                                                    ==============    ==============    ==============     ==============



                                                         EQ/Alliance Common Stock
                                                   -------------------------------------
                                                          2001               2000
                                                   ----------------- -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   66,366,976    $      20,631,257
 Expenses:
  Mortality and expense risk charges .............      16,024,667           19,465,147
                                                    --------------    -----------------
Net Investment Income (Loss) .....................      50,342,309            1,166,110
                                                    --------------    -----------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (102,598,622)         227,158,194
  Realized gain distribution from The Trusts .....       3,428,990          596,359,479
                                                    --------------    -----------------
 Net realized gain (loss) ........................     (99,169,632)         823,517,673
                                                    --------------    -----------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (277,010,784)      (1,333,854,337)
                                                    --------------    -----------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (376,180,416)        (510,336,664)
                                                    --------------    -----------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (325,838,107)   $    (509,170,554)
                                                    ==============    =================

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Alliance Growth and Income
                                                   -------------------------------------------------
                                                         2002             2001            2000
                                                   ---------------- --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   5,048,679    $   3,584,835   $    2,446,807
 Expenses:
  Mortality and expense risk charges .............      1,955,357        1,879,561        1,420,402
                                                    -------------    -------------   --------------
Net Investment Income (Loss) .....................      3,093,322        1,705,274        1,026,405
                                                    -------------    -------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (12,331,969)      (9,356,403)      26,185,528
  Realized gain distribution from The Trusts .....             --       15,642,007       27,698,101
                                                    -------------    -------------   --------------
 Net realized gain (loss) ........................    (12,331,969)       6,285,604       53,883,629
                                                    -------------    -------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (79,684,492)     (14,338,526)     (35,037,744)
                                                    -------------    -------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (92,016,461)      (8,052,922)      18,845,885
                                                    -------------    -------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (88,923,139)   $  (6,347,648)  $   19,872,290
                                                    =============    =============   ==============



                                                      EQ/Alliance Intermediate Government
                                                                  Securities                      EQ/Alliance International
                                                   ----------------------------------------- -----------------------------------
                                                        2002          2001          2000            2002              2001
                                                   ------------- ------------- ------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 8,212,241   $4,259,499    $4,305,611     $          --     $   1,012,415
 Expenses:
  Mortality and expense risk charges .............      422,617      252,420       193,617           512,469           324,908
                                                    -----------   ----------    ----------     -------------     -------------
Net Investment Income (Loss) .....................    7,789,624    4,007,079     4,111,994          (512,469)          687,507
                                                    -----------   ----------    ----------     -------------     -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    3,211,141    1,290,483        (3,837)       (7,215,832)       (8,267,592)
  Realized gain distribution from The Trusts .....      223,853           --            --                --           262,362
                                                    -----------   ----------    ----------     -------------     -------------
 Net realized gain (loss) ........................    3,434,994    1,290,483        (3,837)       (7,215,832)       (8,005,230)
                                                    -----------   ----------    ----------     -------------     -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    1,872,609    1,797,986     2,567,919        (8,098,384)       (9,474,456)
                                                    -----------   ----------    ----------     -------------     -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    5,307,603    3,088,469     2,564,082       (15,314,216)      (17,479,686)
                                                    -----------   ----------    ----------     -------------     -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $13,097,227   $7,095,548    $6,676,076     $ (15,826,685)    $ (16,792,179)
                                                    ===========   ==========    ==========     =============     =============



                                                      EQ/Alliance
                                                     International
                                                   -----------------
                                                          2000
                                                   -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $     367,531
 Expenses:
  Mortality and expense risk charges .............         438,450
                                                     -------------
Net Investment Income (Loss) .....................         (70,919)
                                                     -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (1,758,393)
  Realized gain distribution from The Trusts .....       6,771,361
                                                     -------------
 Net realized gain (loss) ........................       5,012,968
                                                     -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (26,115,157)
                                                     -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (21,102,189)
                                                     -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (21,173,108)
                                                     =============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Alliance Premier Growth
                                                   ---------------------------------------------------
                                                         2002              2001             2000
                                                   ---------------- ----------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $          --    $        9,667    $   2,922,865
 Expenses:
  Mortality and expense risk charges .............        533,187           955,890        2,519,013
                                                    -------------    --------------    -------------
Net Investment Income (Loss) .....................       (533,187)         (946,223)         403,852
                                                    -------------    --------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (12,440,696)     (127,060,769)       1,799,789
  Realized gain distribution from The Trusts .....             --                --               --
                                                    -------------    --------------    -------------
 Net realized gain (loss) ........................    (12,440,696)     (127,060,769)       1,799,789
                                                    -------------    --------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (23,255,572)       66,507,612      (83,349,563)
                                                    -------------    --------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (35,696,268)      (60,553,157)     (81,549,774)
                                                    -------------    --------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (36,229,455)   $  (61,499,380)   $ (81,145,922)
                                                    =============    ==============    =============



                                                             EQ/Alliance Quality Bond             EQ/Alliance Small Cap Growth
                                                   -------------------------------------------- ---------------------------------
                                                        2002           2001           2000            2002             2001
                                                   ------------- --------------- -------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 6,403,317   $  7,364,252    $ 27,213,134   $          --    $   1,582,483
 Expenses:
  Mortality and expense risk charges .............      675,800        885,373       2,318,268         706,838          753,493
                                                    -----------   ------------    ------------   -------------    -------------
Net Investment Income (Loss) .....................    5,727,517      6,478,879      24,894,866        (706,838)         828,990
                                                    -----------   ------------    ------------   -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    2,376,449     16,218,499      (1,145,872)    (10,597,509)     (29,857,146)
  Realized gain distribution from The Trusts .....      266,874             --              --              --          647,769
                                                    -----------   ------------    ------------   -------------    -------------
 Net realized gain (loss) ........................    2,643,323     16,218,499      (1,145,872)    (10,597,509)     (29,209,377)
                                                    -----------   ------------    ------------   -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    3,131,824     (6,369,381)     21,376,212     (37,690,401)      10,471,452
                                                    -----------   ------------    ------------   -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    5,775,147      9,849,118      20,230,340     (48,287,876)     (18,737,925)
                                                    -----------   ------------    ------------   -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $11,502,664   $ 16,327,997    $ 45,125,206   $ (48,994,748)   $ (17,908,935)
                                                    ===========   ============    ============   =============    =============




                                                   EQ/Alliance Small
                                                      Cap Growth
                                                   ----------------
                                                         2000
                                                   ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $           --
 Expenses:
  Mortality and expense risk charges .............         616,222
                                                    --------------
Net Investment Income (Loss) .....................        (616,222)
                                                    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      35,932,898
  Realized gain distribution from The Trusts .....      16,396,188
                                                    --------------
 Net realized gain (loss) ........................      52,329,086
                                                    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (35,002,229)
                                                    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      17,326,857
                                                    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   16,710,635
                                                    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Alliance Technology (a)
                                                   ---------------------------------------------------
                                                          2002             2001             2000
                                                   ----------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $          --    $       5,346    $          --
 Expenses:
  Mortality and expense risk charges .............         204,177          221,007           76,288
                                                     -------------    -------------    -------------
Net Investment Income (Loss) .....................        (204,177)        (215,661)         (76,288)
                                                     -------------    -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (6,118,506)     (18,298,009)        (506,295)
  Realized gain distribution from The Trusts .....              --               --               --
                                                     -------------    -------------    -------------
 Net realized gain (loss) ........................      (6,118,506)      18,298,009         (506,295)
                                                     -------------    -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (13,818,767)       7,601,879      (10,564,821)
                                                     -------------    -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (19,937,273)     (10,696,130)     (11,071,116)
                                                     -------------    -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (20,141,450)   $ (10,911,791)   $ (11,147,404)
                                                     =============    =============    =============



                                                                                                           EQ/Bernstein
                                                                        EQ/Balanced                      Diversified Value
                                                   ----------------------------------------------------- -----------------
                                                          2002              2001              2000              2002
                                                   ------------------ ---------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   16,274,937    $  18,337,028    $    17,202,195    $   1,460,845
 Expenses:
  Mortality and expense risk charges .............        4,161,177        3,720,250          3,249,089          496,813
                                                     --------------    -------------    ---------------    -------------
Net Investment Income (Loss) .....................       12,113,760       14,616,778         13,953,106          964,032
                                                     --------------    -------------    ---------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (73,919,467)      (7,624,110)         7,620,389       (1,010,461)
  Realized gain distribution from The Trusts .....               --               --         84,212,310               --
                                                     --------------    -------------    ---------------    -------------
 Net realized gain (loss) ........................      (73,919,467)      (7,624,110)        91,832,699       (1,010,461)
                                                     --------------    -------------    ---------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      (47,302,906)     (31,738,236)      (115,634,605)     (15,360,826)
                                                     --------------    -------------    ---------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (121,222,373)     (39,362,346)       (23,801,906)     (16,371,287)
                                                     --------------    -------------    ---------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (109,108,613)   $ (24,745,568)   $    (9,848,800)   $ (15,407,255)
                                                     ==============    =============    ===============    =============



                                                    EQ/Bernstein Diversified
                                                              Value
                                                   ---------------------------
                                                         2001          2000
                                                   --------------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     717,948   $  4,179
 Expenses:
  Mortality and expense risk charges .............        236,038        875
                                                    -------------   --------
Net Investment Income (Loss) .....................        481,910      3,304
                                                    -------------   --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       (429,986)    (2,223)
  Realized gain distribution from The Trusts .....      1,424,280         --
                                                    -------------   --------
 Net realized gain (loss) ........................        994,294     (2,223)
                                                    -------------   --------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (2,419,314)    10,394
                                                    -------------   --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (1,425,020)     8,171
                                                    -------------   --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $    (943,110)  $ 11,475
                                                    =============   ========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                    EQ/Calvert Socially
                                                      Responsible (e)       EQ/Capital Guardian International
                                                   -------------------- ------------------------------------------
                                                           2002              2002          2001           2000
                                                   -------------------- ------------- -------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................        $  --          $   18,585     $   10,401     $   1,103
 Expenses:
  Mortality and expense risk charges .............          (28)              6,803          3,279           873
                                                          -----          ----------     ----------     ---------
Net Investment Income (Loss) .....................           28              11,782          7,122           230
                                                          -----          ----------     ----------     ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............           --            (102,617)       (15,224)       (3,406)
  Realized gain distribution from The Trusts .....           --                  --             --         2,482
                                                          -----          ----------     ----------     ---------
 Net realized gain (loss) ........................           --            (102,617)       (15,224)         (924)
                                                          -----          ----------     ----------     ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................          844            (120,182)       (92,323)      (51,223)
                                                          -----          ----------     ----------     ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................          844            (222,799)      (107,547)      (52,147)
                                                          -----          ----------     ----------     ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................        $ 872          $ (211,017)    $ (100,425)    $ (51,917)
                                                          =====          ==========     ==========     =========



                                                        EQ/Capital Guardian Research
                                                   ---------------------------------------
                                                         2002          2001        2000
                                                   --------------- ------------ ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    113,649    $   15,176   $35,181
 Expenses:
  Mortality and expense risk charges .............        71,239        21,187     5,502
                                                    ------------    ----------   -------
Net Investment Income (Loss) .....................        42,410        (6,011)   29,679
                                                    ------------    ----------   -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,282,242)      (96,597)   30,415
  Realized gain distribution from The Trusts .....            --            --        --
                                                    ------------    ----------   -------
 Net realized gain (loss) ........................    (1,282,242)      (96,597)   30,415
                                                    ------------    ----------   -------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (4,103,762)      105,383     9,596
                                                    ------------    ----------   -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (5,386,004)        8,786    40,011
                                                    ------------    ----------   -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (5,343,594)   $    2,775   $69,690
                                                    ============    ==========   =======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                       EQ/Capital Guardian U.S. Equity
                                                   ---------------------------------------
                                                         2002          2001        2000
                                                   --------------- ------------ ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     90,926    $  24,798    $34,131
 Expenses:
  Mortality and expense risk charges .............        90,310       21,388      5,877
                                                    ------------    ---------    -------
Net Investment Income (Loss) .....................           616        3,410     28,254
                                                    ------------    ---------    -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,685,469)     (56,949)    16,165
  Realized gain distribution from The Trusts .....            --           --      5,315
                                                    ------------    ---------    -------
 Net realized gain (loss) ........................    (1,685,469)     (56,949)    21,480
                                                    ------------    ---------    -------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (2,434,159)     154,385      6,999
                                                    ------------    ---------    -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (4,119,628)      97,436     28,479
                                                    ------------    ---------    -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (4,119,012)   $ 100,846    $56,733
                                                    ============    =========    =======




                                                              EQ/Emerging Markets Equity             EQ/Equity 500 Index
                                                   ------------------------------------------------- -------------------
                                                         2002            2001             2000              2002
                                                   --------------- ---------------- ---------------- ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --    $          --    $   3,734,636     $    6,541,883
 Expenses:
  Mortality and expense risk charges .............       201,686          164,902          225,716          2,891,986
                                                    ------------    -------------    -------------     --------------
Net Investment Income (Loss) .....................      (201,686)        (164,902)       3,508,920          3,649,897
                                                    ------------    -------------    -------------     --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (7,917,528)     (15,753,531)       3,112,222        (29,124,066)
  Realized gain distribution from The Trusts .....            --           53,866        1,317,840            504,613
                                                    ------------    -------------    -------------     --------------
 Net realized gain (loss) ........................    (7,917,528)     (15,699,665)       4,430,062        (28,619,453)
                                                    ------------    -------------    -------------     --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     4,148,601       13,760,152      (36,201,861)      (123,537,945)
                                                    ------------    -------------    -------------     --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (3,768,927)      (1,939,513)     (31,771,799)      (152,157,398)
                                                    ------------    -------------    -------------     --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (3,970,613)   $  (2,104,415)   $ (28,262,879)    $ (148,507,501)
                                                    ============    =============    =============     ==============



                                                          EQ/Equity 500 Index
                                                   ----------------------------------
                                                         2001              2000
                                                   ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   6,734,669    $    4,807,410
 Expenses:
  Mortality and expense risk charges .............      3,292,002         3,730,581
                                                    -------------    --------------
Net Investment Income (Loss) .....................      3,442,667         1,076,829
                                                    -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (50,673,179)      125,289,487
  Realized gain distribution from The Trusts .....        330,459        29,072,151
                                                    -------------    --------------
 Net realized gain (loss) ........................    (50,342,720)      154,361,638
                                                    -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (34,420,555)     (231,136,418)
                                                    -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (84,763,275)      (76,774,780)
                                                    -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (81,320,608)   $  (75,697,951)
                                                    =============    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Evergreen Omega
                                                   ----------------------------------------
                                                        2002          2001         2000
                                                   ------------- ------------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $       --    $      110    $   1,189
 Expenses:
  Mortality and expense risk charges .............       7,489         4,270        1,838
                                                    ----------    ----------    ---------
Net Investment Income (Loss) .....................      (7,489)       (4,160)        (649)
                                                    ----------    ----------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (279,818)           --      (18,345)
  Realized gain distribution from The Trusts .....          --       (39,991)          --
                                                    ----------    ----------    ---------
 Net realized gain (loss) ........................    (279,818)      (39,991)     (18,345)
                                                    ----------    ----------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (223,025)      (69,937)     (47,080)
                                                    ----------    ----------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (502,843)     (109,928)     (65,425)
                                                    ----------    ----------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (510,332)   $ (114,088)   $ (66,074)
                                                    ==========    ==========    =========



                                                              EQ/FI Mid Cap (b)               EQ/FI Small/Mid Cap Value
                                                   ---------------------------------------- ------------------------------
                                                         2002           2001         2000         2002            2001
                                                   --------------- -------------- --------- ---------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $      3,764     $   21,223    $ 2,614   $     648,299    $  400,316
 Expenses:
  Mortality and expense risk charges .............       130,451         44,269        895         595,561       275,246
                                                    ------------     ----------    -------   -------------    ----------
Net Investment Income (Loss) .....................      (126,687)       (23,046)     1,719          52,738       125,070
                                                    ------------     ----------    -------   -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,266,831)      (487,515)    22,280          (6,499)      138,857
  Realized gain distribution from The Trusts .....            --             --         --              --            --
                                                    ------------     ----------    -------   -------------    ----------
 Net realized gain (loss) ........................    (1,266,831)      (487,515)    22,280          (6,499)      138,857
                                                    ------------     ----------    -------   -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (3,581,242)       115,983     45,777     (21,524,362)    2,231,073
                                                    ------------     ----------    -------   -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (4,848,073)      (371,532)    68,057     (21,530,861)    2,369,930
                                                    ------------     ----------    -------   -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (4,974,760)    $ (394,578)   $69,776   $ (21,478,123)   $2,495,000
                                                    ============     ==========    =======   =============    ==========



                                                       EQ/FI
                                                    Small/Mid Cap
                                                       Value
                                                   -------------
                                                        2000
                                                   -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  355,229
 Expenses:
  Mortality and expense risk charges .............     171,556
                                                    ----------
Net Investment Income (Loss) .....................     183,673
                                                    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (925,533)
  Realized gain distribution from The Trusts .....          --
                                                    ----------
 Net realized gain (loss) ........................    (925,533)
                                                    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................   2,355,805
                                                    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   1,430,272
                                                    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $1,613,945
                                                    ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                     EQ/High Yield
                                                   --------------------------------------------------
                                                         2002             2001             2000
                                                   ---------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  11,321,068    $   11,845,816   $  14,140,763
 Expenses:
  Mortality and expense risk charges .............        639,984           663,565         730,110
                                                    -------------    --------------   -------------
Net Investment Income (Loss) .....................     10,681,084        11,182,251      13,410,653
                                                    -------------    --------------   -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (14,071,175)      (19,177,544)    (14,615,073)
  Realized gain distribution from The Trusts .....             --                --              --
                                                    -------------    --------------   -------------
 Net realized gain (loss) ........................    (14,071,175)      (19,177,544)    (14,615,073)
                                                    -------------    --------------   -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................       (252,884)        8,741,806     (11,205,680)
                                                    -------------    --------------   -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (14,324,059)      (10,435,738)    (25,820,753)
                                                    -------------    --------------   -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $  (3,642,975)   $      746,513   $ (12,410,100)
                                                    =============    ==============   =============



                                                        EQ/International Equity Index            EQ/J.P. Morgan Core Bond
                                                   ---------------------------------------- ----------------------------------
                                                        2002          2001         2000         2002        2001       2000
                                                   -------------- ------------ ------------ ----------- ----------- ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $    4,904    $     678    $     408    $534,940    $ 180,944   $50,306
 Expenses:
  Mortality and expense risk charges .............        3,057        1,278          449      58,641       14,358     1,900
                                                     ----------    ---------    ---------    --------    ---------   -------
Net Investment Income (Loss) .....................        1,847         (600)         (41)    476,299      166,586    48,406
                                                     ----------    ---------    ---------    --------    ---------   -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (57,958)     (35,383)        (873)     50,363       25,154       908
  Realized gain distribution from The Trusts .....           --          339        4,474      68,611       45,303        --
                                                     ----------    ---------    ---------    --------    ---------   -------
 Net realized gain (loss) ........................      (57,958)     (35,044)       3,601     118,974       70,457       908
                                                     ----------    ---------    ---------    --------    ---------   -------
 Change in unrealized appreciation
  (depreciation) of investments ..................      (54,905)     (12,786)     (19,166)    284,742      (95,335)    2,005
                                                     ----------    ---------    ---------    --------    ---------   -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (112,863)     (47,830)     (15,565)    403,716      (24,878)    2,913
                                                     ----------    ---------    ---------    --------    ---------   -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (111,016)   $ (48,430)   $ (15,606)   $880,015    $ 141,708   $51,319
                                                     ==========    =========    =========    ========    =========   =======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Janus Large Cap Growth (b)
                                                   ---------------------------------------------
                                                         2002            2001           2000
                                                   --------------- --------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --    $      1,409    $    4,295
 Expenses:
  Mortality and expense risk charges .............        79,582          45,823         2,998
                                                    ------------    ------------    ----------
Net Investment Income (Loss) .....................       (79,582)        (44,414)        1,297
                                                    ------------    ------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,611,929)     (1,095,410)       (3,341)
  Realized gain distribution from The Trusts .....            --              --            --
                                                    ------------    ------------    ----------
 Net realized gain (loss) ........................    (1,611,929)     (1,095,410)       (3,341)
                                                    ------------    ------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (4,044,944)     (1,003,017)     (280,573)
                                                    ------------    ------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (5,656,873)     (2,098,427)     (283,914)
                                                    ------------    ------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (5,736,455)   $ (2,142,841)   $ (282,617)
                                                    ============    ============    ==========



                                                     EQ/Lazard Small Cap Value (b)      EQ/Marisco Focus (c)
                                                   ---------------------------------- -------------------------
                                                        2002        2001       2000         2002         2001
                                                   ------------- ---------- --------- --------------- ---------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   18,020    $ 69,440   $3,005    $      4,552    $   --
 Expenses:
  Mortality and expense risk charges .............      13,908       4,612      227          45,829       365
                                                    ----------    --------   ------    ------------    ------
Net Investment Income (Loss) .....................       4,112      64,828    2,778         (41,277)     (365)
                                                    ----------    --------   ------    ------------    ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      12,285      24,927      250        (259,061)      159
  Realized gain distribution from The Trusts .....      18,365     112,835       --              --        --
                                                    ----------    --------   ------    ------------    ------
 Net realized gain (loss) ........................      30,650     137,762      250        (259,061)      159
                                                    ----------    --------   ------    ------------    ------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (376,866)     20,327    6,143      (1,429,037)    8,459
                                                    ----------    --------   ------    ------------    ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (346,216)    158,089    6,393      (1,688,098)    8,618
                                                    ----------    --------   ------    ------------    ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (342,104)   $222,917   $9,171    $ (1,729,375)   $8,253
                                                    ==========    ========   ======    ============    ======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Mercury Basic Value Equity
                                                   ---------------------------------------------
                                                          2002            2001          2000
                                                   ----------------- ------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   1,270,427    $2,910,068    $2,558,007
 Expenses:
  Mortality and expense risk charges .............         567,200       370,568       229,991
                                                     -------------    ----------    ----------
Net Investment Income (Loss) .....................         703,227     2,539,500     2,328,016
                                                     -------------    ----------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (1,781,633)      164,816       622,843
  Realized gain distribution from The Trusts .....         671,859     2,018,991     2,512,090
                                                     -------------    ----------    ----------
 Net realized gain (loss) ........................      (1,109,774)    2,183,807     3,134,933
                                                     -------------    ----------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (21,147,465)     (467,046)       80,020
                                                     -------------    ----------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (22,257,239)    1,716,761     3,214,953
                                                     -------------    ----------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (21,554,012)   $4,256,261    $5,542,969
                                                     =============    ==========    ==========




                                                                                                        EQ/MFS Investors
                                                             EQ/MFS Emerging Growth Companies                Trust
                                                   ---------------------------------------------------- ---------------
                                                         2002              2001              2000             2002
                                                   ---------------- ----------------- ----------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $          --    $       56,327    $    6,008,229    $     38,842
 Expenses:
  Mortality and expense risk charges .............        911,294         1,308,762         1,768,620          30,462
                                                    -------------    --------------    --------------    ------------
Net Investment Income (Loss) .....................       (911,294)       (1,252,435)        4,239,609           8,380
                                                    -------------    --------------    --------------    ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (54,691,176)      (79,597,391)       28,942,316        (561,412)
  Realized gain distribution from The Trusts .....             --                --        13,303,804              --
                                                    -------------    --------------    --------------    ------------
 Net realized gain (loss) ........................    (54,691,176)      (79,597,391)       42,246,120        (561,412)
                                                    -------------    --------------    --------------    ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (18,607,153)      (29,752,357)     (121,109,758)       (729,555)
                                                    -------------    --------------    --------------    ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (73,298,329)     (109,349,748)      (78,863,638)     (1,290,967)
                                                    -------------    --------------    --------------    ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (74,209,623)   $ (110,602,183)   $  (74,624,029)   $ (1,282,587)
                                                    =============    ==============    ==============    ============



                                                     EQ/MFS Investors Trust
                                                   ---------------------------
                                                        2001          2000
                                                   -------------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   17,243    $   7,045
 Expenses:
  Mortality and expense risk charges .............       17,100        5,820
                                                     ----------    ---------
Net Investment Income (Loss) .....................          143        1,225
                                                     ----------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (95,215)      13,705
  Realized gain distribution from The Trusts .....           --           --
                                                     ----------    ---------
 Net realized gain (loss) ........................      (95,215)      13,705
                                                     ----------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (389,623)     (41,696)
                                                     ----------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (484,838)     (27,991)
                                                     ----------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (484,695)   $ (26,766)
                                                     ==========    =========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                   EQ/Money Market
                                                   -----------------------------------------------
                                                         2002           2001            2000
                                                   --------------- -------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   6,529,434   $ 14,248,528   $   20,530,134
 Expenses:
  Mortality and expense risk charges .............      2,317,641      2,107,718        1,779,469
                                                    -------------   ------------   --------------
Net Investment Income (Loss) .....................      4,211,793     12,140,810       18,750,665
                                                    -------------   ------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (5,188,291)    (1,312,388)      13,088,236
  Realized gain distribution from The Trusts .....             --             --          429,300
                                                    -------------   ------------   --------------
 Net realized gain (loss) ........................     (5,188,291)    (1,312,388)      13,517,536
                                                    -------------   ------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      5,378,377      2,210,091      (12,753,418)
                                                    -------------   ------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................        190,086        897,703          764,118
                                                    -------------   ------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   4,401,879   $ 13,038,513   $   19,514,783
                                                    =============   ============   ==============



                                                          EQ/Putnam Growth & Income Value        EQ/Putnam International Equity
                                                   --------------------------------------------- -------------------------------
                                                         2002            2001           2000            2002            2001
                                                   --------------- --------------- ------------- ----------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    401,563    $    271,562    $  237,259     $     419,738    $   16,774
 Expenses:
  Mortality and expense risk charges .............       141,789         133,534       111,139           210,559        10,235
                                                    ------------    ------------    ----------     -------------    ----------
Net Investment Income (Loss) .....................       259,774         138,028       126,120           209,179         6,539
                                                    ------------    ------------    ----------     -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,298,427)       (289,234)     (439,753)       (1,892,139)     (213,457)
  Realized gain distribution from The Trusts .....            --              --            --                --           152
                                                    ------------    ------------    ----------     -------------    ----------
 Net realized gain (loss) ........................    (1,298,427)       (289,234)     (439,753)       (1,892,139)     (213,305)
                                                    ------------    ------------    ----------     -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (5,081,256)     (1,766,064)    1,779,700        (9,674,470)     (127,410)
                                                    ------------    ------------    ----------     -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (6,379,683)     (2,055,298)    1,339,947       (11,566,609)     (340,715)
                                                    ------------    ------------    ----------     -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (6,119,909)   $ (1,917,270)   $1,466,067     $ (11,357,430)   $ (334,176)
                                                    ============    ============    ==========     =============    ==========



                                                    EQ/Putnam
                                                   Internationa1
                                                      Equity
                                                   ------------
                                                       2000
                                                   ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   63,790
 Expenses:
  Mortality and expense risk charges .............       1,787
                                                    ----------
Net Investment Income (Loss) .....................      62,003
                                                    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (23,560)
  Realized gain distribution from The Trusts .....      93,565
                                                    ----------
 Net realized gain (loss) ........................      70,005
                                                    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (158,452)
                                                    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (88,447)
                                                    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $  (26,444)
                                                    ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Putnam Voyager
                                                   ------------------------------------------
                                                        2002          2001          2000
                                                   ------------- ------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    1,952    $       --     $    3,422
 Expenses:
  Mortality and expense risk charges .............       8,743         6,498          1,990
                                                    ----------    ----------     ----------
Net Investment Income (Loss) .....................      (6,791)       (6,498)         1,432
                                                    ----------    ----------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (180,020)      (90,894)       (11,011)
  Realized gain distribution from The Trusts .....          --            --          1,267
                                                    ----------    ----------     ----------
 Net realized gain (loss) ........................    (180,020)      (90,894)        (9,744)
                                                    ----------    ----------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (264,798)     (153,864)      (115,853)
                                                    ----------    ----------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (444,818)     (244,758)      (125,597)
                                                    ----------    ----------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ (451,609)   $ (251,256)    $ (124,165)
                                                    ==========    ==========     ==========



                                                           EQ/Small Company Index
                                                   --------------------------------------
                                                        2002          2001        2000
                                                   -------------- ----------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $    4,080    $  3,038    $  3,213
 Expenses:
  Mortality and expense risk charges .............        4,103       1,415         101
                                                     ----------    --------    --------
Net Investment Income (Loss) .....................          (23)      1,623       3,112
                                                     ----------    --------    --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (40,343)     (5,895)       (102)
  Realized gain distribution from The Trusts .....           --         260       2,875
                                                     ----------    --------    --------
 Net realized gain (loss) ........................      (40,343)     (5,635)      2,773
                                                     ----------    --------    --------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (148,885)     38,966      (7,854)
                                                     ----------    --------    --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (189,228)     33,331      (5,081)
                                                     ----------    --------    --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $ (189,251)   $ 34,954    $ (1,969)
                                                     ==========    ========    ========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,


                                                    MFS Mid Cap Growth (f)   PIMCO Renaissance (f)
                                                   ------------------------ -----------------------
                                                             2002                     2002
                                                   ------------------------ -----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................           $ --                    $ 105
 Expenses:
  Mortality and expense risk charges .............             1                         (1)
                                                             ----                    -------
Net Investment Income (Loss) .....................              (1)                   106
                                                             ------                  ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............             3                       49
  Realized gain distribution from The Trusts .....            --                       --
                                                             -----                   ------
 Net realized gain (loss) ........................             3                       49
                                                             -----                   ------
 Change in unrealized appreciation
  (depreciation) of investments ..................              (6)                    13
                                                             ------                  ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................              (3)                    62
                                                             ------                  ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................           $(4)                    $168
                                                             =====                   ======



                                                    PIMCO Total Return (f)   U.S. Real Estate (g)   Vanguard VIF Equity Index (d)
                                                   ------------------------ ---------------------- -------------------------------
                                                             2002                    2002                        2002
                                                   ------------------------ ---------------------- -------------------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................         $ 1,078                $  63,796                   $     --
 Expenses:
  Mortality and expense risk charges .............             43                        --                        123
                                                           -------                ---------                   --------
Net Investment Income (Loss) .....................          1,035                    63,796                       (123)
                                                           -------                ---------                   --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............               (1)                     99                       (789)
  Realized gain distribution from The Trusts .....             --                        --                         --
                                                           --------               ---------                   --------
 Net realized gain (loss) ........................               (1)                     99                       (789)
                                                           ---------              ---------                   --------
 Change in unrealized appreciation
  (depreciation) of investments ..................            145                   (48,679)                    (2,230)
                                                           --------               ---------                   --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................            144                   (48,580)                    (3,019)
                                                           --------               ---------                   --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................         $1,179                 $  15,216                   $ (3,142)
                                                           ========               =========                   ========

-------
(a) Commenced Operations on May 2, 2000.
(b) Commenced Operations on September 5, 2000.
(c) Commenced Operations on October 22, 2001.
(d) Commenced Operations on April 26, 2002.
(e) Commenced Operations on May 13, 2002.
(f) Commenced Operations on August 2, 2002.
(g) Commenced Operations on November 5, 2002.

The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,


                                                                                     AXA Premier VIP  AXA Premier VIP
                                                 AXA Premier VIP   AXA Premier VIP    International      Large Cap
                                                  Core Bond (i)    Health Care (i)     Equity (i)     Core Equity (i)
                                                ----------------- ----------------- ---------------- -----------------
                                                       2002              2002             2002              2002
                                                ----------------- ----------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................    $   389,921       $   (6,461)        $   (135)         $    18
 Net realized gain (loss) on investments ......         66,068          (61,765)          (1,759)              --
 Change in unrealized appreciation
  (depreciation) on investments ...............        118,318          (27,114)          (1,906)            (397)
                                                   -----------       ----------         --------          -------
 Net increase (decrease) in net assets from
  operations ..................................        574,307          (95,340)          (3,800)            (379)
                                                   -----------       ----------         --------          -------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      2,441,018          404,115           14,918            4,746
 Transfers between funds and guaranteed
  interest account, net .......................     20,587,154        2,505,731           75,001           25,408
 Transfers for contract benefits and
  terminations ................................       (283,925)         (37,907)              --               --
 Contract maintenance charges .................       (519,567)         (78,190)          (1,461)            (394)
                                                   -----------       ----------         --------          -------
 Net increase (decrease) in net assets from
  contractowners transactions .................     22,224,680        2,793,749           88,458           29,760
                                                   -----------       ----------         --------          -------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         19,788            6,461              135                8
                                                   -----------       ----------         --------          -------
Increase (Decrease) in Net Assets .............     22,818,775        2,704,870           84,793           29,389
Net Assets - Beginning of Period ..............             --               --               --               --
                                                   -----------       ----------         --------          -------
Net Assets - End of Period ....................    $22,818,775       $2,704,870         $ 84,793          $29,389
                                                   ===========       ==========         ========          =======
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................              1               --               --               --
 Redeemed .....................................             --               --               --               --
                                                   -----------       ----------         --------          -------
 Net Increase (Decrease) ......................              1               --               --               --
                                                   -----------       ----------         --------          -------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            272               83                1               --
 Redeemed .....................................            (61)             (49)              --               --
                                                   -----------       ----------         --------          -------
 Net Increase (Decrease) ......................            211               34                1               --
                                                   -----------       ----------         --------          -------



                                                 AXA Premier VIP   AXA Premier VIP   AXA Premier VIP   AXA Premier VIP
                                                    Large Cap         Large Cap       Small/Mid Cap     Small/Mid Cap
                                                    Growth (i)        Value (i)         Growth (i)        Value (i)
                                                ----------------- ----------------- ----------------- -----------------
                                                       2002              2002              2002              2002
                                                ----------------- ----------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................     $   (133)         $    698          $   (133)        $  (12,312)
 Net realized gain (loss) on investments ......         (116)              654              (519)          (368,050)
 Change in unrealized appreciation
  (depreciation) on investments ...............       (4,016)           (2,971)           (1,413)          (101,311)
                                                    --------          --------          --------         ----------
 Net increase (decrease) in net assets from
  operations ..................................       (4,265)           (1,619)           (2,065)          (481,673)
                                                    --------          --------          --------         ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........        5,862            19,300            27,336            982,267
 Transfers between funds and guaranteed
  interest account, net .......................      132,409           219,668            90,714          6,465,930
 Transfers for contract benefits and
  terminations ................................           --                --                --            (65,138)
 Contract maintenance charges .................         (912)           (1,519)           (1,901)          (212,475)
                                                    --------          --------          --------         ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................      137,359           237,449           116,149          7,170,584
                                                    --------          --------          --------         ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................          132               276               133             11,402
                                                    --------          --------          --------         ----------
Increase (Decrease) in Net Assets .............      133,226           236,106           114,217          6,700,313
Net Assets - Beginning of Period ..............           --                --                --                 --
                                                    --------          --------          --------         ----------
Net Assets - End of Period ....................     $133,226          $236,106          $114,217         $6,700,313
                                                    ========          ========          ========         ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --                --                --                 --
 Redeemed .....................................           --                --                --                 --
                                                    --------          --------          --------         ----------
 Net Increase (Decrease) ......................           --                --                --                 --
                                                    --------          --------          --------         ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            2                 3                 1                175
 Redeemed .....................................           --                --                --                (85)
                                                    --------          --------          --------         ----------
 Net Increase (Decrease) ......................            2                 3                 1                 90
                                                    --------          --------          --------         ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,


                                              AXA Premier VIP
                                              Technology (i)   Davis Value (m)
                                             ---------------- -----------------
                                                   2002              2002
                                             ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ..............     $    (40)         $  105
 Net realized gain (loss) on investments ...         (513)               (4)
 Change in unrealized appreciation
  (depreciation) on investments ............       (5,029)           (168)
                                                 --------          --------
 Net increase (decrease) in net assets from
  operations ...............................       (5,582)            (67)
                                                 --------          --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .....        8,950          13,673
 Transfers between funds and guaranteed
  interest account, net ....................       44,425           8,413
 Transfers for contract benefits and
  terminations .............................           --              --
 Contract maintenance charges ..............       (1,172)           (986)
                                                 --------          --------
 Net increase (decrease) in net assets from
  contractowners transactions ..............       52,203          21,100
                                                 --------          --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ...............................           90              16
                                                 --------          --------
Increase (Decrease) in Net Assets ..........       46,711          21,049
Net Assets - Beginning of Period ...........           --              --
                                                 --------          --------
Net Assets - End of Period .................     $ 46,711          $21,049
                                                 ========          ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ....................................           --              --
 Redeemed ..................................           --              --
                                                 --------          --------
 Net Increase (Decrease) ...................           --              --
                                                 --------          --------
Unit Activity 0.00% to 0.90% Class B
 Issued ....................................            1              --
 Redeemed ..................................           --              --
                                                 --------          --------
 Net Increase (Decrease) ...................            1              --
                                                 --------          --------



                                                                                                   EQ/Alliance Common
                                                              EQ/Aggressive Stock                         Stock
                                             ----------------------------------------------------- -------------------
                                                    2002              2001              2000               2002
                                             ----------------- ----------------- ----------------- -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ..............  $    (2,672,675)  $      (304,688)  $    (2,084,917)  $     (10,183,530)
 Net realized gain (loss) on investments ...      (59,641,031)     (212,487,401)      130,034,801        (282,690,026)
 Change in unrealized appreciation
  (depreciation) on investments ............     (105,197,028)        3,263,156      (261,224,627)       (562,599,358)
                                              ---------------   ---------------   ---------------   -----------------
 Net increase (decrease) in net assets from
  operations ...............................     (167,510,734)     (209,528,933)     (133,274,743)       (855,472,914)
                                              ---------------   ---------------   ---------------   -----------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .....       78,157,422        96,108,525       122,336,721         259,033,806
 Transfers between funds and guaranteed
  interest account, net ....................      (38,657,243)      (44,712,711)     (113,067,315)       (160,545,404)
 Transfers for contract benefits and
  terminations .............................      (27,849,325)      (33,567,150)      (41,817,294)        (98,662,567)
 Contract maintenance charges ..............      (45,225,256)      (49,339,864)      (53,052,495)       (145,844,052)
                                              ---------------   ---------------   ---------------   -----------------
 Net increase (decrease) in net assets from
  contractowners transactions ..............      (33,574,402)      (31,511,200)      (85,600,383)       (146,018,217)
                                              ---------------   ---------------   ---------------   -----------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ...............................           20,968            73,978      (221,437,380)            (96,967)
                                              ---------------   ---------------   ---------------   -----------------
Increase (Decrease) in Net Assets ..........     (201,064,168)     (240,966,155)      (21,327,952)     (1,001,588,098)
Net Assets - Beginning of Period ...........      589,641,528       830,607,683     1,052,045,063       2,582,373,070
                                              ---------------   ---------------   ---------------   -----------------
Net Assets - End of Period .................  $   388,577,360   $   589,641,528   $   830,607,683   $   1,580,784,972
                                              ===============   ===============   ===============   =================
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ....................................              940             2,128             1,114               1,099
 Redeemed ..................................           (1,039)           (2,192)           (1,211)             (1,476)
                                              ---------------   ---------------   ---------------   -----------------
 Net Increase (Decrease) ...................              (99)              (64)              (97)               (377)
                                              ---------------   ---------------   ---------------   -----------------
Unit Activity 0.00% to 0.90% Class B
 Issued ....................................              329               327               175               1,041
 Redeemed ..................................             (284)             (274)             (138)               (672)
                                              ---------------   ---------------   ---------------   -----------------
 Net Increase (Decrease) ...................               45                53                37                 369
                                              ---------------   ---------------   ---------------   -----------------



                                                    EQ/Alliance Common Stock
                                             --------------------------------------
                                                    2001                2000
                                             ------------------ -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ..............   $   50,342,309    $       1,166,110
 Net realized gain (loss) on investments ...      (99,169,632)         823,517,673
 Change in unrealized appreciation
  (depreciation) on investments ............     (277,010,784)      (1,333,854,337)
                                               --------------    -----------------
 Net increase (decrease) in net assets from
  operations ...............................     (325,838,107)        (509,170,554)
                                               --------------    -----------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .....      316,285,256          358,046,737
 Transfers between funds and guaranteed
  interest account, net ....................     (103,425,024)        (396,289,850)
 Transfers for contract benefits and
  terminations .............................     (112,788,632)        (129,262,766)
 Contract maintenance charges ..............     (151,157,302)        (147,249,534)
                                               --------------    -----------------
 Net increase (decrease) in net assets from
  contractowners transactions ..............      (51,085,702)        (314,755,413)
                                               --------------    -----------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ...............................          162,962            3,190,692
                                               --------------    -----------------
Increase (Decrease) in Net Assets ..........     (376,760,847)        (820,735,275)
Net Assets - Beginning of Period ...........    2,959,133,917        3,779,869,192
                                               --------------    -----------------
Net Assets - End of Period .................   $2,582,373,070    $   2,959,133,917
                                               ==============    =================
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ....................................            1,003                1,000
 Redeemed ..................................           (1,106)              (1,341)
                                               --------------    -----------------
 Net Increase (Decrease) ...................             (103)                (341)
                                               --------------    -----------------
Unit Activity 0.00% to 0.90% Class B
 Issued ....................................              811                  691
 Redeemed ..................................             (321)                (222)
                                               --------------    -----------------
 Net Increase (Decrease) ...................              490                  469
                                               --------------    -----------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Alliance Growth and Income
                                                --------------------------------------------------
                                                      2002             2001             2000
                                                ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $   3,093,322    $   1,705,274    $   1,026,405
 Net realized gain (loss) on investments ......    (12,331,969)       6,285,604       53,883,629
 Change in unrealized appreciation
  (depreciation) on investments ...............    (79,684,492)     (14,338,526)     (35,037,744)
                                                 -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations ..................................    (88,923,139)      (6,347,648)      19,872,290
                                                 -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     69,038,408       63,003,886       51,375,171
 Transfers between funds and guaranteed
  interest account, net .......................      7,862,420       61,784,294       18,026,255
 Transfers for contract benefits and
  terminations ................................    (17,826,101)     (12,314,818)     (12,474,188)
 Contract maintenance charges .................    (25,918,212)     (20,046,318)     (14,381,414)
                                                 -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     33,156,515       92,427,044       42,545,824
                                                 -------------    -------------    -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         89,300           21,489           29,752
                                                 -------------    -------------    -------------
Increase (Decrease) in Net Assets .............    (55,677,324)      86,100,885       62,447,866
Net Assets - Beginning of Period ..............    380,868,400      294,767,515      232,319,649
                                                 -------------    -------------    -------------
Net Assets - End of Period ....................  $ 325,191,076    $ 380,868,400    $ 294,767,515
                                                 =============    =============    =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            519            2,204            1,715
 Redeemed .....................................           (501)          (1,983)          (1,614)
                                                 -------------    -------------    -------------
 Net Increase (Decrease) ......................             18              221              101
                                                 -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            426              374              163
 Redeemed .....................................           (173)            (102)             (35)
                                                 -------------    -------------    -------------
 Net Increase (Decrease) ......................            253              272              128
                                                 -------------    -------------    -------------




                                                                                                       EQ/Alliance
                                                   EQ/Alliance Intermediate Government Securities    International (p)
                                                ---------------------------------------------------- -----------------
                                                      2002             2001              2000              2002
                                                ---------------- ---------------- ------------------ ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $  7,789,624     $  4,007,079     $   4,111,994     $    (512,469)
 Net realized gain (loss) on investments ......      3,434,994        1,290,483            (3,837)       (7,215,832)
 Change in unrealized appreciation
  (depreciation) on investments ...............      1,872,609        1,797,986         2,567,919        (8,098,384)
                                                  ------------     ------------     -------------     -------------
 Net increase (decrease) in net assets from
  operations ..................................     13,097,227        7,095,548         6,676,076       (15,826,685)
                                                  ------------     ------------     -------------     -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     26,152,775       19,225,366        10,221,162        13,535,886
 Transfers between funds and guaranteed
  interest account, net .......................     56,911,418       31,274,865       (12,624,593)      344,116,979
 Transfers for contract benefits and
  terminations ................................     (5,801,501)      (4,636,804)       (2,804,930)       (6,047,514)
 Contract maintenance charges .................     (9,325,143)      (5,020,072)       (4,423,012)       (7,253,560)
                                                  ------------     ------------     -------------     -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     67,937,549       40,843,355        (9,631,373)      344,351,791
                                                  ------------     ------------     -------------     -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       (362,058)        (259,993)         (592,639)        2,060,152
                                                  ------------     ------------     -------------     -------------
Increase (Decrease) in Net Assets .............     80,672,718       47,678,910        (3,547,936)      330,585,258
Net Assets - Beginning of Period ..............    123,005,313       75,326,403        78,874,339        55,824,230
                                                  ------------     ------------     -------------     -------------
Net Assets - End of Period ....................   $203,678,031     $123,005,313     $  75,326,403     $ 386,409,488
                                                  ============     ============     =============     =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            687              446               139             4,121
 Redeemed .....................................           (407)            (233)             (214)             (735)
                                                  ------------     ------------     -------------     -------------
 Net Increase (Decrease) ......................            280              213               (75)            3,386
                                                  ------------     ------------     -------------     -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            197               90                36               389
 Redeemed .....................................            (71)             (41)                 (7)            (69)
                                                  ------------     ------------     ----------------  -------------
 Net Increase (Decrease) ......................            126               49                29               320
                                                  ------------     ------------     ---------------   -------------



                                                  EQ/Alliance International (p)
                                                ---------------------------------
                                                      2001             2000
                                                ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $      687,507   $      (70,919)
 Net realized gain (loss) on investments ......      (8,005,230)       5,012,968
 Change in unrealized appreciation
  (depreciation) on investments ...............      (9,474,456)     (26,115,157)
                                                 --------------   --------------
 Net increase (decrease) in net assets from
  operations ..................................     (16,792,179)     (21,173,108)
                                                 --------------   --------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      11,004,808       14,728,538
 Transfers between funds and guaranteed
  interest account, net .......................      (4,327,437)       8,264,334
 Transfers for contract benefits and
  terminations ................................      (2,344,613)      (2,024,318)
 Contract maintenance charges .................      (4,271,767)      (4,159,142)
                                                 --------------   --------------
 Net increase (decrease) in net assets from
  contractowners transactions .................          60,991       16,809,412
                                                 --------------   --------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................          21,335           16,024
                                                 --------------   --------------
Increase (Decrease) in Net Assets .............     (16,709,853)      (4,347,672)
Net Assets - Beginning of Period ..............      72,534,083       76,881,755
                                                 --------------   --------------
Net Assets - End of Period ....................  $   55,824,230   $   72,534,083
                                                 ==============   ==============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             891            2,404
 Redeemed .....................................            (908)          (2,324)
                                                 --------------   --------------
 Net Increase (Decrease) ......................             (17)              80
                                                 --------------   --------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................              49               42
 Redeemed .....................................             (22)             (10)
                                                 --------------   --------------
 Net Increase (Decrease) ......................              27               32
                                                 --------------   --------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/Alliance Premier Growth
                                                ---------------------------------------------------
                                                      2002              2001             2000
                                                ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $     (533,187)  $      (946,223)  $     403,852
 Net realized gain (loss) on investments ......     (12,440,696)     (127,060,769)      1,799,789
 Change in unrealized appreciation
  (depreciation) on investments ...............     (23,255,572)       66,507,612     (83,349,563)
                                                 --------------   ---------------   -------------
 Net increase (decrease) in net assets from
  operations ..................................     (36,229,455)      (61,499,380)    (81,145,922)
                                                 --------------   ---------------   -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      26,537,732        35,081,429      32,898,694
 Transfers between funds and guaranteed
  interest account, net .......................      (9,824,974)     (256,325,233)    418,028,445
 Transfers for contract benefits and
  terminations ................................      (5,959,342)       (4,042,683)     (4,487,489)
 Contract maintenance charges .................      (9,858,957)      (10,065,785)     (6,486,655)
                                                 --------------   ---------------   -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................         894,459      (235,352,272)    439,952,995
                                                 --------------   ---------------   -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................          27,423            28,641           7,014
                                                 --------------   ---------------   -------------
Increase (Decrease) in Net Assets .............     (35,307,573)     (296,823,011)    358,814,087
Net Assets - Beginning of Period ..............     113,208,433       410,031,444      51,217,357
                                                 --------------   ---------------   -------------
Net Assets - End of Period ....................  $   77,900,860   $   113,208,433   $ 410,031,444
                                                 ==============   ===============   =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................              --                --              --
 Redeemed .....................................              --                --              --
                                                 --------------   ---------------   -------------
 Net Increase (Decrease) ......................              --                --              --
                                                 --------------   ---------------   -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           1,341             4,469           4,645
 Redeemed .....................................          (1,335)           (7,162)           (833)
                                                 --------------   ---------------   -------------
 Net Increase (Decrease) ......................               6            (2,693)          3,812
                                                 --------------   ---------------   -------------




                                                                                                      EQ/Alliance Small
                                                              EQ/Alliance Quality Bond                 Cap Growth (l)
                                                ----------------------------------------------------- ----------------
                                                      2002              2001              2000              2002
                                                ---------------- ----------------- ------------------ ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $   5,727,516    $     6,478,879     $24,894,866      $    (706,838)
 Net realized gain (loss) on investments ......      2,643,324         16,218,499      (1,145,872)       (10,597,509)
 Change in unrealized appreciation
  (depreciation) on investments ...............      3,131,824         (6,369,381)     21,376,212        (37,690,401)
                                                 -------------    ---------------     -----------      -------------
 Net increase (decrease) in net assets from
  operations ..................................     11,502,664         16,327,997      45,125,206        (48,994,748)
                                                 -------------    ---------------     -----------      -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     24,989,878         16,627,569      14,531,506         27,971,022
 Transfers between funds and guaranteed
  interest account, net .......................      6,636,689       (332,114,013)    172,786,920          6,035,965
 Transfers for contract benefits and
  terminations ................................    (11,231,178)        (6,024,239)     (7,947,244)        (5,940,210)
 Contract maintenance charges .................     (8,707,595)        (5,122,804)     (3,170,115)        (9,547,001)
                                                 -------------    ---------------     -----------      -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     11,687,794       (326,633,487)    176,201,067         18,519,776
                                                 -------------    ---------------     -----------      -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................        (84,372)            17,676         346,180            (34,857)
                                                 -------------    ---------------     -----------      -------------
Increase (Decrease) in Net Assets .............     23,106,086       (310,287,814)    221,672,453        (30,509,829)
Net Assets - Beginning of Period ..............    145,289,071        455,576,885     233,904,432        146,871,374
                                                 -------------    ---------------     -----------      -------------
Net Assets - End of Period ....................  $ 168,395,157    $   145,289,071     $455,576,885     $ 116,361,545
                                                 =============    ===============     ============     =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            472                478           1,599              1,432
 Redeemed .....................................           (471)            (2,766)           (246)            (1,391)
                                                 -------------    ---------------     ------------     -------------
 Net Increase (Decrease) ......................              1             (2,288)          1,353                 41
                                                 -------------    ---------------     ------------     -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            140                 91              20                206
 Redeemed .....................................            (43)               (16)               (4)             (79)
                                                 -------------    ---------------     --------------   -------------
 Net Increase (Decrease) ......................             97                 75              16                127
                                                 -------------    ---------------     -------------    -------------



                                                EQ/Alliance Small Cap Growth (l)
                                                ---------------------------------
                                                      2001             2000
                                                ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $     828,990    $    (616,222)
 Net realized gain (loss) on investments ......    (29,209,377)      52,329,086
 Change in unrealized appreciation
  (depreciation) on investments ...............     10,471,452      (35,002,229)
                                                 -------------    -------------
 Net increase (decrease) in net assets from
  operations ..................................    (17,908,935)      16,710,635
                                                 -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     27,628,862       21,647,575
 Transfers between funds and guaranteed
  interest account, net .......................     (1,365,248)      51,092,256
 Transfers for contract benefits and
  terminations ................................     (4,420,805)      (3,606,884)
 Contract maintenance charges .................     (8,183,889)      (5,013,960)
                                                 -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     13,658,920       64,118,987
                                                 -------------    -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         61,768         (150,422)
                                                 -------------    -------------
Increase (Decrease) in Net Assets .............     (4,188,247)      80,679,200
Net Assets - Beginning of Period ..............    151,059,621       70,380,421
                                                 -------------    -------------
Net Assets - End of Period ....................  $ 146,871,374    $ 151,059,621
                                                 =============    =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................          3,458            8,077
 Redeemed .....................................         (3,437)          (7,714)
                                                 -------------    -------------
 Net Increase (Decrease) ......................             21              363
                                                 -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            162               83
 Redeemed .....................................            (48)             (15)
                                                 -------------    -------------
 Net Increase (Decrease) ......................            114               68
                                                 -------------    -------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Alliance Technology (a)
                                              --------------------------------------------------
                                                    2002             2001             2000
                                              ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...............  $     (204,177)  $     (215,661)  $      (76,288)
 Net realized gain (loss) on investments ....      (6,118,506)     (18,298,009)        (506,295)
 Change in unrealized appreciation
  (depreciation) on investments .............     (13,818,767)       7,601,879      (10,564,821)
                                               --------------   --------------   --------------
 Net increase (decrease) in net assets from
  operations ................................     (20,141,450)     (10,911,791)     (11,147,404)
                                               --------------   --------------   --------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ......      12,166,810       13,314,847        7,114,732
 Transfers between funds and guaranteed
  interest account, net .....................       1,362,801       11,082,053       40,543,591
 Transfers for contract benefits and
  terminations ..............................      (1,486,390)        (886,319)        (772,878)
 Contract maintenance charges ...............      (4,049,867)      (3,496,414)        (811,950)
                                               --------------   --------------   --------------
 Net increase (decrease) in net assets from
  contractowners transactions ...............       7,993,354       20,014,167       46,073,495
                                               --------------   --------------   --------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ................................          46,119          (42,048)         426,287
                                               --------------   --------------   --------------
Increase (Decrease) in Net Assets ...........     (12,101,977)       9,060,328       35,352,378
Net Assets - Beginning of Period ............      44,412,706       35,352,378               --
                                               --------------   --------------   --------------
Net Assets - End of Period ..................  $   32,310,729   $   44,412,706   $   35,352,378
                                               ==============   ==============   ==============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .....................................              --               --               --
 Redeemed ...................................              --               --               --
                                               --------------   --------------   --------------
 Net Increase (Decrease) ....................              --               --               --
                                               --------------   --------------   --------------
Unit Activity 0.00% to 0.90% Class B
 Issued .....................................             982            1,472              826
 Redeemed ...................................            (774)          (1,113)            (298)
                                               --------------   --------------   --------------
 Net Increase (Decrease) ....................             208              359              528
                                               --------------   --------------   --------------



                                                                                                       EQ/Bernstein
                                                                                                    Diversified Value
                                                               EQ/Balanced (f)(q)                          (e)
                                              ----------------------------------------------------- ------------------
                                                     2002              2001              2000              2002
                                              ------------------ ---------------- ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...............   $   12,113,760    $  14,616,778    $    13,953,106    $    964,032
 Net realized gain (loss) on investments ....      (73,919,467)      (7,624,110)        91,832,699      (1,010,461)
 Change in unrealized appreciation
  (depreciation) on investments .............      (47,302,906)     (31,738,236)      (115,634,605)    (15,360,826)
                                                --------------    -------------    ---------------    ------------
 Net increase (decrease) in net assets from
  operations ................................     (109,108,613)     (24,745,568)        (9,848,800)    (15,407,255)
                                                --------------    -------------    ---------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ......       64,161,367       52,423,463         43,380,686      19,091,549
 Transfers between funds and guaranteed
  interest account, net .....................      731,918,648      223,284,135        (18,801,218)     32,006,493
 Transfers for contract benefits and
  terminations ..............................      (36,918,543)     (31,418,693)       (23,090,558)     (3,233,637)
 Contract maintenance charges ...............      (48,235,238)     (36,290,597)       (25,919,768)     (6,155,555)
                                                --------------    -------------    ---------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ...............      710,926,234      207,998,308        (24,430,858)     41,708,850
                                                --------------    -------------    ---------------    ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ................................        3,424,742          (38,485)          (657,407)         82,625
                                                --------------    -------------    ---------------    ------------
Increase (Decrease) in Net Assets ...........      605,242,363      183,214,255        (34,937,065)     26,384,220
Net Assets - Beginning of Period ............      694,988,748      511,774,493        546,711,558      82,356,564
                                                --------------    -------------    ---------------    ------------
Net Assets - End of Period ..................   $1,300,231,111    $ 694,988,748    $   511,774,493    $108,740,784
                                                ==============    =============    ===============    ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .....................................            2,245              746                142               2
 Redeemed ...................................             (362)            (287)              (187)               (1)
                                                --------------    -------------    ---------------    ---------------
 Net Increase (Decrease) ....................            1,883              459                (45)              1
                                                --------------    -------------    ---------------    --------------
Unit Activity 0.00% to 0.90% Class B
 Issued .....................................              418              153                 48             812
 Redeemed ...................................              (63)             (33)               (11)           (407)
                                                --------------    -------------    ---------------    --------------
 Net Increase (Decrease) ....................              355              120                 37             405
                                                --------------    -------------    ---------------    --------------



                                               EQ/Bernstein Diversified
                                                       Value (e)
                                              ---------------------------
                                                    2001          2000
                                              --------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...............  $    481,910    $  3,304
 Net realized gain (loss) on investments ....       994,294      (2,223)
 Change in unrealized appreciation
  (depreciation) on investments .............    (2,419,314)     10,394
                                               ------------    --------
 Net increase (decrease) in net assets from
  operations ................................      (943,110)     11,475
                                               ------------    --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ......     7,544,069      41,252
 Transfers between funds and guaranteed
  interest account, net .....................    79,211,110     483,081
 Transfers for contract benefits and
  terminations ..............................    (1,699,250)        (44)
 Contract maintenance charges ...............    (2,322,983)     (7,905)
                                               ------------    --------
 Net increase (decrease) in net assets from
  contractowners transactions ...............    82,732,946     516,384
                                               ------------    --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ................................        38,863           6
                                               ------------    --------
Increase (Decrease) in Net Assets ...........    81,828,699     527,865
Net Assets - Beginning of Period ............       527,865          --
                                               ------------    --------
Net Assets - End of Period ..................  $ 82,356,564    $527,865
                                               ============    ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .....................................           188          --
 Redeemed ...................................          (188)         --
                                               ------------    --------
 Net Increase (Decrease) ....................            --          --
                                               ------------    --------
Unit Activity 0.00% to 0.90% Class B
 Issued .....................................           765           5
 Redeemed ...................................          (177)         --
                                               ------------    --------
 Net Increase (Decrease) ....................           588           5
                                               ------------    --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                        EQ/Calvert
                                                 Socially Responsible (i)        EQ/Capital Guardian International
                                                -------------------------- ---------------------------------------------
                                                           2002                  2002             2001          2000
                                                -------------------------- ---------------- --------------- ------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................           $    28             $  11,782       $    7,122     $     230
 Net realized gain (loss) on investments ......                --              (102,617)         (15,224)         (924)
 Change in unrealized appreciation
  (depreciation) on investments ...............               844              (120,182)         (92,323)      (51,223)
                                                          -------             ---------       ----------     ---------
 Net increase (decrease) in net assets from
  operations ..................................               872              (211,017)        (100,425)      (51,917)
                                                          -------             ---------       ----------     ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........                --               182,015          202,314       117,371
 Transfers between funds and guaranteed
  interest account, net .......................                --               599,543          280,606       362,727
 Transfers for contract benefits and
  terminations ................................                --                   (77)            (457)          (78)
 Contract maintenance charges .................                --               (55,104)         (27,827)       (8,810)
                                                          -------             ---------       ----------     ---------
 Net increase (decrease) in net assets from
  contractowners transactions .................                --               726,377          454,636       471,210
                                                          -------             ---------       ----------     ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................            49,972               106,802            1,527           425
                                                          -------             ---------       ----------     ---------
Increase (Decrease) in Net Assets .............            50,844               622,162          355,738       419,718
Net Assets - Beginning of Period ..............                --               775,456          419,718            --
                                                          -------             ---------       ----------     ---------
Net Assets - End of Period ....................           $50,844             $1,397,618      $  775,456     $ 419,718
                                                          =======             ==========      ==========     =========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................                --                    --               --            --
 Redeemed .....................................                --                    --               --            --
                                                          -------             ----------      ----------     ---------
 Net Increase (Decrease) ......................                --                    --               --            --
                                                          -------             ----------      ----------     ---------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................                --                    12                6             4
 Redeemed .....................................                --                      (3)              (1)         --
                                                          -------             ------------    -------------  ---------
 Net Increase (Decrease) ......................                --                     9                5             4
                                                          -------             -----------     ------------   ---------



                                                      EQ/Capital Guardian Research (o)
                                                ---------------------------------------------
                                                      2002           2001           2000
                                                --------------- -------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $     42,410     $   (6,011)    $   29,679
 Net realized gain (loss) on investments ......    (1,282,242)       (96,597)        30,415
 Change in unrealized appreciation
  (depreciation) on investments ...............    (4,103,762)       105,383          9,596
                                                 ------------     ----------     ----------
 Net increase (decrease) in net assets from
  operations ..................................    (5,343,594)         2,775         69,690
                                                 ------------     ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     3,704,772      1,822,578        711,351
 Transfers between funds and guaranteed
  interest account, net .......................    47,561,702      3,683,627      2,253,279
 Transfers for contract benefits and
  terminations ................................      (544,235)       (81,815)       (66,372)
 Contract maintenance charges .................    (1,025,640)      (333,607)      (114,994)
                                                 ------------     ----------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................    49,696,599      5,090,783      2,783,264
                                                 ------------     ----------     ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       484,706         11,644          5,042
                                                 ------------     ----------     ----------
Increase (Decrease) in Net Assets .............    44,837,711      5,105,202      2,857,996
Net Assets - Beginning of Period ..............     8,156,553      3,051,351        193,355
                                                 ------------     ----------     ----------
Net Assets - End of Period ....................  $ 52,994,264     $8,156,553     $3,051,351
                                                 ============     ==========     ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             1             --             --
 Redeemed .....................................            --             --             --
                                                 ------------     ----------     ----------
 Net Increase (Decrease) ......................             1             --             --
                                                 ------------     ----------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           650            174             35
 Redeemed .....................................           (90)          (127)           (10)
                                                 ------------     ----------     ----------
 Net Increase (Decrease) ......................           560             47             25
                                                 ------------     ----------     ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                     EQ/Capital Guardian U.S. Equity (k)
                                               -----------------------------------------------
                                                     2002           2001            2000
                                               --------------- -------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $        616     $    3,410      $  28,254
 Net realized gain (loss) on investments .....    (1,685,469)       (56,949)        21,480
 Change in unrealized appreciation
  (depreciation) on investments ..............    (2,434,159)       154,385          6,999
                                                ------------     ----------      ---------
 Net increase (decrease) in net assets from
  operations .................................    (4,119,012)       100,846         56,733
                                                ------------     ----------      ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......     3,618,847      1,068,480        536,209
 Transfers between funds and guaranteed
  interest account, net ......................    16,903,221      6,314,186      1,033,573
 Transfers for contract benefits and
  terminations ...............................      (385,660)       (51,509)       (68,022)
 Contract maintenance charges ................      (930,863)      (272,829)       (84,915)
                                                ------------     ----------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions ................    19,205,545      7,058,328      1,416,845
                                                ------------     ----------      ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................       179,995         11,558          5,455
                                                ------------     ----------      ---------
Increase (Decrease) in Net Assets ............    15,266,528      7,170,732      1,479,033
Net Assets - Beginning of Period .............     9,161,602      1,990,870        511,837
                                                ------------     ----------      ---------
Net Assets - End of Period ...................  $ 24,428,130     $9,161,602      $1,990,870
                                                ============     ==========      ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................            --             --             --
 Redeemed ....................................            --             --             --
                                                ------------     ----------      ----------
 Net Increase (Decrease) .....................            --             --             --
                                                ------------     ----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................           297             85             19
 Redeemed ....................................           (76)           (16)              (5)
                                                ------------     ----------      ------------
 Net Increase (Decrease) .....................           221             69             14
                                                ------------     ----------      -----------



                                                                                                   EQ/Equity 500
                                                          EQ/Emerging Markets Equity                 Index (g)
                                               ------------------------------------------------- -----------------
                                                     2002            2001             2000              2002
                                               --------------- ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $   (201,686)   $     (164,902)  $    3,508,920   $     3,649,897
 Net realized gain (loss) on investments .....    (7,917,528)      (15,699,665)       4,430,062       (28,619,453)
 Change in unrealized appreciation
  (depreciation) on investments ..............     4,148,601        13,760,152      (36,201,861)     (123,537,945)
                                                ------------    --------------   --------------   ---------------
 Net increase (decrease) in net assets from
  operations .................................    (3,970,613)       (2,104,415)     (28,262,879)     (148,507,501)
                                                ------------    --------------   --------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......     8,003,310         8,992,159       13,667,286        94,526,035
 Transfers between funds and guaranteed
  interest account, net ......................     5,364,231        (5,239,900)      19,732,771        13,758,642
 Transfers for contract benefits and
  terminations ...............................    (1,823,148)       (1,302,774)      (1,935,931)      (28,636,189)
 Contract maintenance charges ................    (3,343,438)       (3,268,963)      (3,117,702)      (39,799,538)
                                                ------------    --------------   --------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ................     8,200,955          (819,478)      28,346,424        39,848,950
                                                ------------    --------------   --------------   ---------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................        78,411             4,496       (1,141,709)           73,984
                                                ------------    --------------   --------------   ---------------
Increase (Decrease) in Net Assets ............     4,308,753        (2,919,397)      (1,058,164)     (108,584,566)
Net Assets - Beginning of Period .............    36,712,988        39,632,385       40,690,549       615,386,390
                                                ------------    --------------   --------------   ---------------
Net Assets - End of Period ...................  $ 41,021,741    $   36,712,988   $   39,632,385   $   506,801,823
                                                ============    ==============   ==============   ===============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................            --                --               --             1,046
 Redeemed ....................................            --                --               --              (993)
                                                ------------    --------------   --------------   ---------------
 Net Increase (Decrease) .....................            --                --               --                53
                                                ------------    --------------   --------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................           873             1,022              706               617
 Redeemed ....................................          (764)           (1,032)            (466)             (323)
                                                ------------    --------------   --------------   ---------------
 Net Increase (Decrease) .....................           109               (10)             240               294
                                                ------------    --------------   --------------   ---------------



                                                    EQ/Equity 500 Index (g)
                                               ----------------------------------
                                                     2001              2000
                                               ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $   3,442,667    $     1,076,829
 Net realized gain (loss) on investments .....    (50,342,720)       154,361,638
 Change in unrealized appreciation
  (depreciation) on investments ..............    (34,420,555)      (231,136,418)
                                                -------------    ---------------
 Net increase (decrease) in net assets from
  operations .................................    (81,320,608)       (75,697,951)
                                                -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......    111,734,358        141,841,978
 Transfers between funds and guaranteed
  interest account, net ......................    (11,874,126)      (188,630,273)
 Transfers for contract benefits and
  terminations ...............................    (23,714,086)       (31,072,192)
 Contract maintenance charges ................    (38,885,384)       (37,557,252)
                                                -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ................     37,260,762       (115,417,739)
                                                -------------    ---------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................          7,463            249,927
                                                -------------    ---------------
Increase (Decrease) in Net Assets ............    (44,052,383)      (190,865,763)
Net Assets - Beginning of Period .............    659,438,773        850,304,536
                                                -------------    ---------------
Net Assets - End of Period ...................  $ 615,386,390    $   659,438,773
                                                =============    ===============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................          3,427              3,895
 Redeemed ....................................         (3,371)            (4,332)
                                                -------------    ---------------
 Net Increase (Decrease) .....................             56               (437)
                                                -------------    ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................            534                428
 Redeemed ....................................           (261)              (177)
                                                -------------    ---------------
 Net Increase (Decrease) .....................            273                251
                                                -------------    ---------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Evergreen Omega
                                                ----------------------------------------------
                                                     2002            2001            2000
                                                -------------- ---------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $   (7,489)     $  (4,160)      $   (649)
 Net realized gain (loss) on investments ......     (279,818)       (39,991)       (18,345)
 Change in unrealized appreciation
  (depreciation) on investments ...............     (223,025)       (69,937)       (47,080)
                                                  ----------      ---------       --------
 Net increase (decrease) in net assets from
  operations ..................................     (510,332)      (114,088)       (66,074)
                                                  ----------      ---------       --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      563,264        276,356        170,085
 Transfers between funds and guaranteed
  interest account, net .......................    1,084,065        658,839        389,449
 Transfers for contract benefits and
  terminations ................................     (256,747)       (40,663)       (14,028)
 Contract maintenance charges .................     (151,836)       (73,843)       (26,554)
                                                  ----------      ---------       --------
 Net increase (decrease) in net assets from
  contractowners transactions .................    1,238,746        820,689        518,952
                                                  ----------      ---------       --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       57,488          2,867          1,805
                                                  ----------      ---------       --------
Increase (Decrease) in Net Assets .............      785,902        709,468        454,683
Net Assets - Beginning of Period ..............    1,192,831        483,363         28,680
                                                  ----------      ---------       --------
Net Assets - End of Period ....................   $1,978,733      $1,192,831      $483,363
                                                  ==========      ==========      ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --             --             --
 Redeemed .....................................           --             --             --
                                                  ----------      ----------      --------
 Net Increase (Decrease) ......................           --             --             --
                                                  ----------      ----------      --------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           37             16             13
 Redeemed .....................................          (20)              (5)            (8)
                                                  ----------      ------------    -----------
 Net Increase (Decrease) ......................           17             11              5
                                                  ----------      -----------     ----------



                                                              EQ/FI Mid Cap (r)                    EQ/FI Small/Mid Cap Value
                                                ---------------------------------------------- ----------------------------------
                                                      2002            2001           2000             2002              2001
                                                --------------- --------------- -------------- ------------------ ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $   (126,687)    $   (23,046)    $    1,719     $     52,738      $    125,070
 Net realized gain (loss) on investments ......    (1,266,831)       (487,515)        22,280           (6,499)          138,857
 Change in unrealized appreciation
  (depreciation) on investments ...............    (3,581,242)        115,983         45,777      (21,524,362)        2,231,073
                                                 ------------     -----------     ----------     ------------      ------------
 Net increase (decrease) in net assets from
  operations ..................................    (4,974,760)       (394,578)        69,776      (21,478,123)        2,495,000
                                                 ------------     -----------     ----------     ------------      ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     7,753,115       3,104,260        366,696       26,976,692        12,839,917
 Transfers between funds and guaranteed
  interest account, net .......................    14,946,151      11,391,130      1,093,460       45,396,850        32,580,993
 Transfers for contract benefits and
  terminations ................................      (955,562)       (134,130)        (4,645)      (4,898,956)       (2,101,751)
 Contract maintenance charges .................    (1,894,761)       (576,665)        (7,269)      (7,885,135)       (3,235,147)
                                                 ------------     -----------     ----------     ------------      ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................    19,848,943      13,784,595      1,448,242       59,589,451        40,084,012
                                                 ------------     -----------     ----------     ------------      ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       153,490        (292,342)       500,894           26,796            29,365
                                                 ------------     -----------     ----------     ------------      ------------
Increase (Decrease) in Net Assets .............    15,027,673      13,097,675      2,018,912       38,138,124        42,608,377
Net Assets - Beginning of Period ..............    15,116,587       2,018,912             --       80,434,806        37,826,429
                                                 ------------     -----------     ----------     ------------      ------------
Net Assets - End of Period ....................  $ 30,144,260     $15,116,587     $2,018,912     $118,572,930      $ 80,434,806
                                                 ============     ===========     ==========     ============      ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            --              --             --                3                --
 Redeemed .....................................            --              --             --                 (1)             --
                                                 ------------     -----------     ----------     ---------------   ------------
 Net Increase (Decrease) ......................            --              --             --                2                --
                                                 ------------     -----------     ----------     --------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           493             426             64            1,110               855
 Redeemed .....................................          (240)           (267)           (49)            (601)             (498)
                                                 ------------     -----------     ----------     --------------    ------------
 Net Increase (Decrease) ......................           253             159             15              509               357
                                                 ------------     -----------     ----------     --------------    ------------



                                                EQ/FI Small/Mid
                                                   Cap Value
                                                ---------------
                                                      2000
                                                ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $    183,673
 Net realized gain (loss) on investments ......      (925,533)
 Change in unrealized appreciation
  (depreciation) on investments ...............     2,355,805
                                                 ------------
 Net increase (decrease) in net assets from
  operations ..................................     1,613,945
                                                 ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     8,252,522
 Transfers between funds and guaranteed
  interest account, net .......................    (4,015,926)
 Transfers for contract benefits and
  terminations ................................    (1,679,638)
 Contract maintenance charges .................    (2,277,996)
                                                 ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................       278,962
                                                 ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       (14,691)
                                                 ------------
Increase (Decrease) in Net Assets .............     1,878,216
Net Assets - Beginning of Period ..............    35,948,213
                                                 ------------
Net Assets - End of Period ....................  $ 37,826,429
                                                 ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            --
 Redeemed .....................................            --
                                                 ------------
 Net Increase (Decrease) ......................            --
                                                 ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           146
 Redeemed .....................................          (143)
                                                 ------------
 Net Increase (Decrease) ......................             3
                                                 ------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                   EQ/High Yield
                                                ----------------------------------------------------
                                                      2002             2001              2000
                                                ---------------- ---------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $  10,681,084    $  11,182,251     $ 13,410,653
 Net realized gain (loss) on investments ......    (14,071,175)     (19,177,544)     (14,615,073)
 Change in unrealized appreciation
  (depreciation) on investments ...............       (252,884)       8,741,806      (11,205,680)
                                                 -------------    -------------     ------------
 Net increase (decrease) in net assets from
  operations ..................................     (3,642,975)         746,513      (12,410,100)
                                                 -------------    -------------     ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     17,316,670       18,089,741       24,114,311
 Transfers between funds and guaranteed
  interest account, net .......................      7,117,075       (3,097,120)     (21,187,150)
 Transfers for contract benefits and
  terminations ................................     (8,188,562)      (6,596,529)      (6,510,833)
 Contract maintenance charges .................     (9,527,664)      (9,310,362)      (9,706,663)
                                                 -------------    -------------     ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................      6,717,519         (914,270)     (13,290,335)
                                                 -------------    -------------     ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................        (10,748)          (4,036)      (2,037,976)
                                                 -------------    -------------     ------------
Increase (Decrease) in Net Assets .............      3,063,796         (171,793)     (27,738,411)
Net Assets - Beginning of Period ..............    121,924,278      122,096,071      149,834,482
                                                 -------------    -------------     ------------
Net Assets - End of Period ....................  $ 124,988,074    $ 121,924,278     $122,096,071
                                                 =============    =============     ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            507              437              214
 Redeemed .....................................           (488)            (454)            (272)
                                                 -------------    -------------     ------------
 Net Increase (Decrease) ......................             19              (17)             (58)
                                                 -------------    -------------     ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            119               54               27
 Redeemed .....................................            (62)             (17)                (6)
                                                 -------------    -------------     ---------------
 Net Increase (Decrease) ......................             57               37               21
                                                 -------------    -------------     --------------



                                                       EQ/International Equity Index            EQ/J.P. Morgan Core Bond
                                                ------------------------------------------- --------------------------------
                                                      2002          2001          2000            2002            2001
                                                --------------- ------------ -------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $    1,847     $    (600)    $    (41)      $   476,299      $ 166,586
 Net realized gain (loss) on investments ......      (57,958)      (35,044)       3,601           118,974         70,457
 Change in unrealized appreciation
  (depreciation) on investments ...............      (54,905)      (12,786)     (19,166)          284,742        (95,335)
                                                  ----------     ---------     --------       -----------      ---------
 Net increase (decrease) in net assets from
  operations ..................................     (111,016)      (48,430)     (15,606)          880,015        141,708
                                                  ----------     ---------     --------       -----------      ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........       66,299       181,108       70,925         1,391,327        574,925
 Transfers between funds and guaranteed
  interest account, net .......................      163,976        25,789      128,159         5,382,020      2,969,291
 Transfers for contract benefits and
  terminations ................................       (2,879)       (4,606)         (77)          (13,293)        (1,805)
 Contract maintenance charges .................      (39,102)      (18,330)      (6,569)         (339,694)       (72,727)
                                                  ----------     ---------     --------       -----------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions .................      188,294       183,961      192,438         6,420,360      3,469,684
                                                  ----------     ---------     --------       -----------      ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       68,056           529           15           117,928          3,533
                                                  ----------     ---------     --------       -----------      ---------
Increase (Decrease) in Net Assets .............      145,334       136,060      176,847         7,418,303      3,614,925
Net Assets - Beginning of Period ..............      314,167       178,107        1,260         4,697,408      1,082,483
                                                  ----------     ---------     --------       -----------      ---------
Net Assets - End of Period ....................   $  459,501     $ 314,167     $178,107       $12,115,711      $4,697,408
                                                  ==========     =========     ========       ===========      ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --            --           --                --             --
 Redeemed .....................................           --            --           --                --             --
                                                  ----------     ---------     --------       -----------      ----------
 Net Increase (Decrease) ......................           --            --           --                --             --
                                                  ----------     ---------     --------       -----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            6             2            4                73             34
 Redeemed .....................................             (2)         --             (2)            (18)              (4)
                                                  -------------  ---------     -----------    -----------      ------------
 Net Increase (Decrease) ......................            4             2            2                55             30
                                                  ------------   ---------     ----------     -----------      -----------




                                                EQ/J.P. Morgan
                                                  Core Bond
                                                -------------
                                                     2000
                                                -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $   48,406
 Net realized gain (loss) on investments ......         908
 Change in unrealized appreciation
  (depreciation) on investments ...............       2,005
                                                 ----------
 Net increase (decrease) in net assets from
  operations ..................................      51,319
                                                 ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      84,090
 Transfers between funds and guaranteed
  interest account, net .......................     951,048
 Transfers for contract benefits and
  terminations ................................          --
 Contract maintenance charges .................      (6,190)
                                                 ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................   1,028,948
                                                 ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................          24
                                                 ----------
Increase (Decrease) in Net Assets .............   1,080,291
Net Assets - Beginning of Period ..............       2,192
                                                 ----------
Net Assets - End of Period ....................  $1,082,483
                                                 ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................          --
 Redeemed .....................................          --
                                                 ----------
 Net Increase (Decrease) ......................          --
                                                 ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           9
 Redeemed .....................................          --
                                                 ----------
 Net Increase (Decrease) ......................           9
                                                 ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                         EQ/Janus Large Cap Growth (r)
                                                ------------------------------------------------
                                                      2002            2001            2000
                                                --------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $    (79,582)   $    (44,414)     $   1,297
 Net realized gain (loss) on investments ......    (1,611,929)     (1,095,410)        (3,341)
 Change in unrealized appreciation
  (depreciation) on investments ...............    (4,044,944)     (1,003,017)      (280,573)
                                                 ------------    ------------      ---------
 Net increase (decrease) in net assets from
  operations ..................................    (5,736,455)     (2,142,841)      (282,617)
                                                 ------------    ------------      ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     6,298,798       4,178,096        531,995
 Transfers between funds and guaranteed
  interest account, net .......................     3,745,134       8,973,650      3,230,829
 Transfers for contract benefits and
  terminations ................................      (602,318)       (127,892)           (11)
 Contract maintenance charges .................    (1,580,907)       (840,444)       (28,450)
                                                 ------------    ------------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions .................     7,860,707      12,183,410      3,734,363
                                                 ------------    ------------      ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       148,585        (301,402)       502,998
                                                 ------------    ------------      ---------
Increase (Decrease) in Net Assets .............     2,272,837       9,739,167      3,954,744
Net Assets - Beginning of Period ..............    13,693,911       3,954,744             --
                                                 ------------    ------------      ---------
Net Assets - End of Period ....................  $ 15,966,748    $ 13,693,911      $3,954,744
                                                 ============    ============      ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................            --              --             --
 Redeemed .....................................            --              --             --
                                                 ------------    ------------      ----------
 Net Increase (Decrease) ......................            --              --             --
                                                 ------------    ------------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           297             291             47
 Redeemed .....................................          (155)           (122)              (5)
                                                 ------------    ------------      ------------
 Net Increase (Decrease) ......................           142             169             42
                                                 ------------    ------------      -----------



                                                       EQ/Lazard Small Cap Value (r)            EQ/Marsico Focus (d)
                                                ------------------------------------------- ----------------------------
                                                     2002            2001           2000          2002          2001
                                                -------------- ---------------- ----------- --------------- ------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $    4,111      $  64,828      $  2,778    $    (41,277)    $   (365)
 Net realized gain (loss) on investments ......       30,651        137,762           250        (259,061)         159
 Change in unrealized appreciation
  (depreciation) on investments ...............     (376,866)        20,327         6,143      (1,429,037)       8,459
                                                  ----------      ---------      --------    ------------     --------
 Net increase (decrease) in net assets from
  operations ..................................     (342,104)       222,917         9,171      (1,729,375)       8,253
                                                  ----------      ---------      --------    ------------     --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      506,266        153,359        29,043       2,791,954       58,977
 Transfers between funds and guaranteed
  interest account, net .......................       97,221      1,821,881        97,039      20,649,620      634,874
 Transfers for contract benefits and
  terminations ................................      (94,298)          (743)          (47)       (219,524)          --
 Contract maintenance charges .................      (88,069)       (33,037)       (2,949)       (728,005)      (3,060)
                                                  ----------      ---------      --------    ------------     --------
 Net increase (decrease) in net assets from
  contractowners transactions .................      421,120      1,941,460       123,086      22,494,045      690,791
                                                  ----------      ---------      --------    ------------     --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       63,807          2,091            15          77,488          365
                                                  ----------      ---------      --------    ------------     --------
Increase (Decrease) in Net Assets .............      142,823      2,166,468       132,272      20,842,158      699,409
Net Assets - Beginning of Period ..............    2,298,740        132,272            --         699,409           --
                                                  ----------      ---------      --------    ------------     --------
Net Assets - End of Period ....................   $2,441,563      $2,298,740     $132,272    $ 21,541,567     $699,409
                                                  ==========      ==========     ========    ============     ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --             --            --              --           --
 Redeemed .....................................           --             --            --              --           --
                                                  ----------      ----------     --------    ------------     --------
 Net Increase (Decrease) ......................           --             --            --              --           --
                                                  ----------      ----------     --------    ------------     --------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           15             19             1             292            7
 Redeemed .....................................          (11)              (3)         --             (69)          --
                                                  ----------      ------------   --------    ------------     --------
 Net Increase (Decrease) ......................            4             16             1             223            7
                                                  ----------      -----------    --------    ------------     --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                         EQ/Mercury Basic Value Equity
                                                ------------------------------------------------
                                                      2002             2001            2000
                                                ---------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $     703,227    $  2,539,500    $  2,328,016
 Net realized gain (loss) on investments ......     (1,109,774)      2,183,807       3,134,933
 Change in unrealized appreciation
  (depreciation) on investments ...............    (21,147,465)       (467,046)         80,020
                                                 -------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations ..................................    (21,554,012)      4,256,261       5,542,969
                                                 -------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     22,761,044      15,725,847      14,274,696
 Transfers between funds and guaranteed
  interest account, net .......................     25,587,718      30,278,072        (709,168)
 Transfers for contract benefits and
  terminations ................................     (3,965,090)     (2,364,969)     (2,590,934)
 Contract maintenance charges .................     (7,153,098)     (3,962,409)     (2,726,971)
                                                 -------------    ------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     37,230,574      39,676,541       8,247,623
                                                 -------------    ------------    ------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         65,036          19,766          (2,113)
                                                 -------------    ------------    ------------
Increase (Decrease) in Net Assets .............     15,741,598      43,952,568      13,788,479
Net Assets - Beginning of Period ..............     97,531,356      53,578,788      39,790,309
                                                 -------------    ------------    ------------
Net Assets - End of Period ....................  $ 113,272,954    $ 97,531,356    $ 53,578,788
                                                 =============    ============    ============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             --              --              --
 Redeemed .....................................             --              --              --
                                                 -------------    ------------    ------------
 Net Increase (Decrease) ......................             --              --              --
                                                 -------------    ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            462             409             167
 Redeemed .....................................           (239)           (173)           (111)
                                                 -------------    ------------    ------------
 Net Increase (Decrease) ......................            223             236              56
                                                 -------------    ------------    ------------




                                                                                                     EQ/MFS Investors
                                                          EQ/MFS Emerging Growth Companies                Trust
                                                ---------------------------------------------------- ---------------
                                                      2002              2001              2000             2002
                                                ---------------- ----------------- ----------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $    (911,294)   $    (1,252,435)  $     4,239,609   $       8,380
 Net realized gain (loss) on investments ......    (54,691,176)       (79,597,391)       42,246,120        (561,412)
 Change in unrealized appreciation
  (depreciation) on investments ...............    (18,607,153)       (29,752,357)     (121,109,758)       (729,555)
                                                 -------------    ---------------   ---------------   -------------
 Net increase (decrease) in net assets from
  operations ..................................    (74,209,623)      (110,602,183)      (74,624,029)     (1,282,587)
                                                 -------------    ---------------   ---------------   -------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........     42,212,245         59,452,044        70,287,748       1,481,995
 Transfers between funds and guaranteed
  interest account, net .......................    (26,499,349)       (17,664,893)      106,624,803       2,862,773
 Transfers for contract benefits and
  terminations ................................     (9,253,128)        (8,729,236)      (11,540,315)       (395,375)
 Contract maintenance charges .................    (16,423,748)       (18,898,434)      (16,274,107)       (439,559)
                                                 -------------    ---------------   ---------------   -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................     (9,963,980)        14,159,481       149,098,129       3,509,834
                                                 -------------    ---------------   ---------------   -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................         26,662             59,311           (13,468)        156,498
                                                 -------------    ---------------   ---------------   -------------
Increase (Decrease) in Net Assets .............    (84,146,941)       (96,383,391)       74,460,632       2,383,745
Net Assets - Beginning of Period ..............    216,260,282        312,643,673       238,183,041       4,095,531
                                                 -------------    ---------------   ---------------   -------------
Net Assets - End of Period ....................  $ 132,113,341    $   216,260,282   $   312,643,673   $   6,479,276
                                                 =============    ===============   ===============   =============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             --                 --                --              --
 Redeemed .....................................             --                 --                --              --
                                                 -------------    ---------------   ---------------   -------------
 Net Increase (Decrease) ......................             --                 --                --              --
                                                 -------------    ---------------   ---------------   -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................          1,631              1,853             1,794              83
 Redeemed .....................................         (1,719)            (1,765)           (1,248)            (37)
                                                 -------------    ---------------   ---------------   -------------
 Net Increase (Decrease) ......................            (88)                88               546              46
                                                 -------------    ---------------   ---------------   -------------



                                                   EQ/MFS Investors Trust
                                                -----------------------------
                                                     2001           2000
                                                -------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $      143     $    1,225
 Net realized gain (loss) on investments ......      (95,215)        13,705
 Change in unrealized appreciation
  (depreciation) on investments ...............     (389,623)       (41,696)
                                                  ----------     ----------
 Net increase (decrease) in net assets from
  operations ..................................     (484,695)       (26,766)
                                                  ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........    1,308,391        915,571
 Transfers between funds and guaranteed
  interest account, net .......................    1,379,673      1,166,335
 Transfers for contract benefits and
  terminations ................................      (64,804)      (108,500)
 Contract maintenance charges .................     (304,911)      (125,415)
                                                  ----------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................    2,318,349      1,847,991
                                                  ----------     ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................        4,927         20,011
                                                  ----------     ----------
Increase (Decrease) in Net Assets .............    1,838,581      1,841,236
Net Assets - Beginning of Period ..............    2,256,950        415,714
                                                  ----------     ----------
Net Assets - End of Period ....................   $4,095,531     $2,256,950
                                                  ==========     ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --             --
 Redeemed .....................................           --             --
                                                  ----------     ----------
 Net Increase (Decrease) ......................           --             --
                                                  ----------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................           39             34
 Redeemed .....................................          (13)           (16)
                                                  ----------     ----------
 Net Increase (Decrease) ......................           26             18
                                                  ----------     ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                  EQ/Money Market
                                               -----------------------------------------------------
                                                      2002              2001              2000
                                               ----------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $     4,211,793   $    12,140,810   $    18,750,665
 Net realized gain (loss) on investments .....       (5,188,291)       (1,312,388)       13,517,536
 Change in unrealized appreciation
  (depreciation) on investments ..............        5,378,377         2,210,091       (12,753,418)
                                                ---------------   ---------------   ---------------
 Net increase (decrease) in net assets from
  operations .................................        4,401,879        13,038,513        19,514,783
                                                ---------------   ---------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......      230,349,860       281,063,327       261,734,365
 Transfers between funds and guaranteed
  interest account, net ......................     (119,205,234)     (148,469,048)     (159,392,173)
 Transfers for contract benefits and
  terminations ...............................      (87,674,273)      (27,698,359)      (33,650,289)
 Contract maintenance charges ................      (39,250,883)      (33,347,788)      (30,749,863)
                                                ---------------   ---------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ................      (15,780,530)       71,548,132        37,942,040
                                                ---------------   ---------------   ---------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................          113,197           113,926        (2,047,311)
                                                ---------------   ---------------   ---------------
Increase (Decrease) in Net Assets ............      (11,265,454)       84,700,571        55,409,512
Net Assets - Beginning of Period .............      484,538,460       399,837,889       344,428,377
                                                ---------------   ---------------   ---------------
Net Assets - End of Period ...................  $   473,273,006   $   484,538,460   $   399,837,889
                                                ===============   ===============   ===============
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................            7,342            16,851            14,870
 Redeemed ....................................           (7,301)          (16,788)          (14,766)
                                                ---------------   ---------------   ---------------
 Net Increase (Decrease) .....................               41                63               104
                                                ---------------   ---------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................            2,644             5,670             3,447
 Redeemed ....................................           (2,503)           (5,232)           (3,266)
                                                ---------------   ---------------   ---------------
 Net Increase (Decrease) .....................              141               438               181
                                                ---------------   ---------------   ---------------




                                                       EQ/Putnam Growth & Income Value         EQ/Putnam International Equity (j)
                                               ----------------------------------------------- ----------------------------------
                                                     2002            2001            2000            2002             2001
                                               --------------- --------------- --------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................  $    259,774    $    138,028    $    126,120    $      209,179     $   6,539
 Net realized gain (loss) on investments .....    (1,298,427)       (289,234)       (439,753)       (1,892,139)     (213,305)
 Change in unrealized appreciation
  (depreciation) on investments ..............    (5,081,256)     (1,766,064)      1,779,700        (9,674,470)     (127,410)
                                                ------------    ------------    ------------    --------------     ---------
 Net increase (decrease) in net assets from
  operations .................................    (6,119,909)     (1,917,270)      1,466,067       (11,357,430)     (334,176)
                                                ------------    ------------    ------------    --------------     ---------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......     5,822,705       5,774,568       6,483,419         9,200,750       525,435
 Transfers between funds and guaranteed
  interest account, net ......................     1,034,333       3,224,087      (2,317,055)       64,088,431     1,289,973
 Transfers for contract benefits and
  terminations ...............................    (1,464,469)       (883,203)     (1,310,344)       (1,404,482)      (21,852)
 Contract maintenance charges ................    (2,013,454)     (1,704,681)     (1,561,710)       (2,886,983)     (117,395)
                                                ------------    ------------    ------------    --------------     ---------
 Net increase (decrease) in net assets from
  contractowners transactions ................     3,379,115       6,410,771       1,294,310        68,997,716     1,676,161
                                                ------------    ------------    ------------    --------------     ---------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................       102,693          16,347          (2,863)          197,554         2,400
                                                ------------    ------------    ------------    --------------     ---------
Increase (Decrease) in Net Assets ............    (2,638,101)      4,509,848       2,757,514        57,837,840     1,344,385
Net Assets - Beginning of Period .............    29,061,141      24,551,293      21,793,779         2,328,480       984,095
                                                ------------    ------------    ------------    --------------     ---------
Net Assets - End of Period ...................  $ 26,423,040    $ 29,061,141    $ 24,551,293    $   60,166,320     $2,328,480
                                                ============    ============    ============    ==============     ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................            --              --              --                --            --
 Redeemed ....................................            --              --              --                --            --
                                                ------------    ------------    ------------    --------------     ----------
 Net Increase (Decrease) .....................            --              --              --                --            --
                                                ------------    ------------    ------------    --------------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................           134             107              90             1,007            20
 Redeemed ....................................          (103)            (55)            (79)             (316)             (5)
                                                ------------    ------------    ------------    --------------     ------------
 Net Increase (Decrease) .....................            31              52              11               691            15
                                                ------------    ------------    ------------    --------------     -----------



                                                  EQ/Putnam
                                                International
                                                    Equity
                                                     2000
                                               ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................   $   62,003
 Net realized gain (loss) on investments .....       70,005
 Change in unrealized appreciation
  (depreciation) on investments ..............     (158,452)
                                                 ----------
 Net increase (decrease) in net assets from
  operations .................................      (26,444)
                                                 ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners .......      177,172
 Transfers between funds and guaranteed
  interest account, net ......................      857,709
 Transfers for contract benefits and
  terminations ...............................         (173)
 Contract maintenance charges ................      (24,910)
                                                 ----------
 Net increase (decrease) in net assets from
  contractowners transactions ................    1,009,798
                                                 ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP .................................           25
                                                 ----------
Increase (Decrease) in Net Assets ............      983,379
Net Assets - Beginning of Period .............          716
                                                 ----------
Net Assets - End of Period ...................   $  984,095
                                                 ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued ......................................           --
 Redeemed ....................................           --
                                                 ----------
 Net Increase (Decrease) .....................           --
                                                 ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................            4
 Redeemed ....................................             (1)
                                                 -------------
 Net Increase (Decrease) .....................            3
                                                 ------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                EQ/Putnam Voyager
                                                -------------------------------------------------
                                                      2002             2001             2000
                                                ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................    $  (6,791)       $  (6,498)      $    1,432
 Net realized gain (loss) on investments ......     (180,020)         (90,894)          (9,744)
 Change in unrealized appreciation
  (depreciation) on investments ...............     (264,798)        (153,864)        (115,853)
                                                   ---------        ---------       ----------
 Net increase (decrease) in net assets from
  operations ..................................     (451,609)        (251,256)        (124,165)
                                                   ---------        ---------       ----------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      376,125          665,693          280,877
 Transfers between funds and guaranteed
  interest account, net .......................       99,421          461,861          598,298
 Transfers for contract benefits and
  terminations ................................      (25,683)         (30,677)              --
 Contract maintenance charges .................     (121,957)         (91,205)         (23,958)
                                                   ---------        ---------       ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................      327,906        1,005,672          855,217
                                                   ---------        ---------       ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       58,719            1,590               19
                                                   ---------        ---------       ----------
Increase (Decrease) in Net Assets .............      (64,984)         756,006          731,071
Net Assets - Beginning of Period ..............    1,498,488          742,482           11,411
                                                   ---------        ---------       ----------
Net Assets - End of Period ....................    $1,433,504       $1,498,488      $  742,482
                                                   ==========       ==========      ==========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --               --               --
 Redeemed .....................................           --               --               --
                                                   ----------       ----------      ----------
 Net Increase (Decrease) ......................           --               --               --
                                                   ----------       ----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            8               12                8
 Redeemed .....................................             (4)              (2)              (1)
                                                   ------------     ------------    -------------
 Net Increase (Decrease) ......................            4               10                7
                                                   -----------      -----------     ------------



                                                        EQ/Small Company Index
                                                ---------------------------------------
                                                      2002          2001        2000
                                                --------------- ----------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $      (23)    $   1,623   $  3,112
 Net realized gain (loss) on investments ......      (40,343)       (5,635)     2,773
 Change in unrealized appreciation
  (depreciation) on investments ...............     (148,885)       38,966     (7,854)
                                                  ----------     ---------   --------
 Net increase (decrease) in net assets from
  operations ..................................     (189,251)       34,954     (1,969)
                                                  ----------     ---------   --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........      157,952        96,565     15,197
 Transfers between funds and guaranteed
  interest account, net .......................       88,392       393,493     42,754
 Transfers for contract benefits and
  terminations ................................         (183)       (1,623)       (36)
 Contract maintenance charges .................      (22,592)      (12,197)    (3,051)
                                                  ----------     ---------   --------
 Net increase (decrease) in net assets from
  contractowners transactions .................      223,569       476,238     54,864
                                                  ----------     ---------   --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................       84,102           820     20,007
                                                  ----------     ---------   --------
Increase (Decrease) in Net Assets .............      118,420       512,012     72,902
Net Assets - Beginning of Period ..............      584,914        72,902         --
                                                  ----------     ---------   --------
Net Assets - End of Period ....................   $  703,334     $ 584,914   $ 72,902
                                                  ==========     =========   ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................           --            --         --
 Redeemed .....................................           --            --         --
                                                  ----------     ---------   --------
 Net Increase (Decrease) ......................           --            --         --
                                                  ----------     ---------   --------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................            3             5         --
 Redeemed .....................................             (2)         --         --
                                                  -------------  ---------   --------
 Net Increase (Decrease) ......................            1             5         --
                                                  ------------   ---------   --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                 MFS Mid Cap Growth (m)   PIMCO Renaissance (m)
                                                ------------------------ -----------------------
                                                          2002                     2002
                                                ------------------------ -----------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................         $   (1)                 $    106
 Net realized gain (loss) on investments ......              3                        49
 Change in unrealized appreciation
  (depreciation) on investments ...............               (6)                     13
                                                        ---------               --------
 Net increase (decrease) in net assets from
  operations ..................................               (4)                    168
                                                        ---------               --------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........             --                    18,392
 Transfers between funds and guaranteed
  interest account, net .......................            953                     3,518
 Transfers for contract benefits and
  terminations ................................             --                        --
 Contract maintenance charges .................           (535)                   (1,343)
                                                        --------                --------
 Net increase (decrease) in net assets from
  contractowners transactions .................            418                    20,567
                                                        --------                --------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................              2                      (102)
                                                        --------                --------
Increase (Decrease) in Net Assets .............            416                    20,633
Net Assets - Beginning of Period ..............             --                        --
                                                        --------                --------
Net Assets - End of Period ....................         $  416                  $ 20,633
                                                        ========                ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             --                        --
 Redeemed .....................................             --                        --
                                                        --------                --------
 Net Increase (Decrease) ......................             --                        --
                                                        --------                --------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................             --                        --
 Redeemed .....................................             --                        --
                                                        --------                --------
 Net Increase (Decrease) ......................             --                        --
                                                        --------                --------



                                                 PIMCO Total Return (m)   U.S. Real Estate (n)   Vanguard VIF Equity Index (h)
                                                ------------------------ ---------------------- -------------------------------
                                                          2002                    2002                        2002
                                                ------------------------ ---------------------- -------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................         $1,035                 $   63,796                  $  (123)
 Net realized gain (loss) on investments ......               (1)                      99                     (789)
 Change in unrealized appreciation
  (depreciation) on investments ...............            145                    (48,679)                  (2,230)
                                                        --------               ----------                  -------
 Net increase (decrease) in net assets from
  operations ..................................          1,179                     15,216                   (3,142)
                                                        --------               ----------                  -------
Contractowners Transactions:
 Contributions and Transfers:
 Payments received from contractowners ........         22,110                      2,241                   77,588
 Transfers between funds and guaranteed
  interest account, net .......................          9,175                  1,296,125                   41,182
 Transfers for contract benefits and
  terminations ................................             --                         --                       --
 Contract maintenance charges .................           (811)                    (8,524)                  (4,347)
                                                        --------               ----------                  -------
 Net increase (decrease) in net assets from
  contractowners transactions .................         30,474                  1,289,842                  114,423
                                                        --------               ----------                  -------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................            144                         --                      124
                                                        --------               ----------                  -------
Increase (Decrease) in Net Assets .............         31,797                  1,305,058                  111,405
Net Assets - Beginning of Period ..............             --                         --                       --
                                                        --------               ----------                  -------
Net Assets - End of Period ....................         $31,797                $1,305,058                  $111,405
                                                        ========               ==========                  ========
Changes in Units:

Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             --                         12                        2
 Redeemed .....................................             --                         --                         (1)
                                                        --------               ----------                  ----------
 Net Increase (Decrease) ......................             --                         12                        1
                                                        --------               ----------                  ---------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................             --                         --                       --
 Redeemed .....................................             --                         --                       --
                                                        --------               ----------                  ---------
 Net Increase (Decrease) ......................             --                         --                       --
                                                        --------               ----------                  ---------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,

-------
(a) Commenced operations on May 22, 2000.
(b) Commenced operations on June 22, 2000.
(c) Commenced operations on October 22, 2000.
(d) Commenced operations on October 22, 2001.
(e) A substitution of T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Portfolio, occurred on May 18, 2001 (See Note 5).
(f) A substitution of Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced, and Mercury World Strategy Portfolios for EQ/Balanced Portfolio occurred on May 18, 2001 (See Note 5).
(g) A substitution of the BT Equity 500 Index Portfolio for the EQ/Equity 500 Index Portfolio occurred on October 6, 2000 (See Note 5).
(h) Commenced operations on April 26, 2002.
(i) Commenced operations on May 13, 2002.
(j) A substitution of EQ/T. Rowe Price International Portfolio for the EQ/Putnam International Portfolio occurred on April 26, 2002 (See Note 5).
(k) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002 (See Note 5).
(l) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002 (See Note 5).
(m) Commenced operations on August 2, 2002.
(n) Commenced operations on November 5, 2002.
(o) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002 (See Note 5).
(p) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002 (See Note 5).
(q) A substitution of EQ/Alliance Growth Investors Portfolio for the EQ/Balanced Portfolio occurred on November 22, 2002 (See Note 5).
(r) Commenced operations on September 5, 2000.

The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements

December 31, 2002


1.   Organization

     The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act"). The Account invests in shares of mutual funds of various variable investment trusts of AXA Premier VIP Trust ("VIP"), Davis Variable Account Fund, Inc., EQ Advisors Trust ("EQAT"), MFS Variable Insurance Trust, OCC Accumulation Trust, Pimco Variable Insurance Trust, The Universal Institutional Funds, Inc., and Vanguard Variable Insurance Fund ("The Trusts"). EQAT commenced operations on May 1, 1997. VIP commenced operations on December 31, 2001. The Trusts are open-ended diversified management investment companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of The Trusts has separate investment objectives. These financial statements and notes are those of the Account.

     The Account consists of 49 variable investment options(1):

     o AXA Premier VIP Core Bond                       o EQ/Emerging Markets Equity(3)
     o AXA Premier VIP Health Care                     o EQ/Equity 500 Index(4)
     o AXA Premier VIP International Equity            o EQ/Evergreen Omega(5)
     o AXA Premier VIP Large Cap Core Equity           o EQ/FI Mid Cap
     o AXA Premier VIP Large Cap Growth                o EQ/FI Small/Mid Cap Value(6)
     o AXA Premier VIP Large Cap Value                 o EQ/High Yield(14)
     o AXA Premier VIP Small/Mid Cap Growth            o EQ/International Equity Index(7)
     o AXA Premier VIP Small/Mid Cap Value             o EQ/J.P. Morgan Core Bond(8)
     o AXA Premier VIP Technology                      o EQ/Janus Large Cap Growth
     o Davis Value                                     o EQ/Lazard Small Cap Value
     o EQ/Aggressive Stock(2)                          o EQ/Marsico Focus
     o EQ/Alliance Common Stock                        o EQ/Mercury Basic Value Equity(9)
     o EQ/Alliance Growth and Income                   o EQ/MFS Emerging Growth Companies
     o EQ/Alliance Intermediate Government Securities  o EQ/MFS Investors Trust(10)
     o EQ/Alliance International                       o EQ/Money Market(15)
     o EQ/Alliance Premier Growth                      o EQ/Putnam Growth & Income Value
     o EQ/Alliance Quality Bond                        o EQ/Putnam International Equity
     o EQ/Alliance Small Cap Growth                    o EQ/Putnam Voyager(13)
     o EQ/Alliance Technology                          o EQ/Small Company Index(11)
     o EQ/Balanced                                     o MFS Mid Cap Growth
     o EQ/Bernstein Diversified Value(12)              o PIMCO Renaissance
     o EQ/Calvert Socially Responsible                 o PIMCO Total Return
     o EQ/Capital Guardian International               o U.S. Real Estate
     o EQ/Capital Guardian Research                    o Vanguard VIF Equity Index
     o EQ/Capital Guardian U.S. Equity


     ----------
      1) Effective May 18, 2001 the names of the EQAT investment options include    9) Formerly known as Merrill
         EQ/.                                                                          Lynch Basic Value Equity
      2) Formerly known as Alliance Aggressive                                     10) Formerly known as MFS Growth with Income
      3) Formerly known as Morgan Stanley Emerging Markets Equity                  11) Formerly known as BT Small Company Index
      4) Formerly known as Alliance Equity Index                                   12) Formerly known as Lazard Large Cap Value
      5) Formerly known as EQ/Evergreen                                            13) Formerly known as EQ/Putnam Investors Growth
      6) Formerly known as Warburg Pincus Small Company Value                      14) Formerly known as EQ/Alliance High Yield
      7) Formerly known as BT International Equity Index                           15) Formerly known as EQ/Alliance Money Market
      8) Formerly known as JPM Core Bond Portfolio


     Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Equitable Life's other assets and liabilities. All Contracts are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business Equitable Life may conduct.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


1.   Organization (Concluded)

     The Account is used to fund benefits for Variable Life products issued by Equitable Life including Incentive Life, Incentive Life 2000, Incentive Life 2000 Sales 1999 and after, Incentive Life '02, Incentive Life Plus(SM), Paramount Life, IL Protector(SM), and Incentive Life COLI, flexible premium variable life insurance policies; Champion 2000, modified premium variable whole life insurance policies; Survivorship 2000, Survivorship Incentive Life, Survivorship Incentive Life '02; flexible premium joint survivorship variable life insurance policies; and SP-Flex, variable life insurance policies with additional premium option (collectively, the "Contracts"). The Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are herein referred to as the "Series 2000 Policies." Incentive Life Plus(SM) policies offered with a prospectus dated on or after September 15, 1995, are referred to as "Incentive Life Plus(SM)." Incentive Life Plus policies issued with a prior prospectus are referred to as "Incentive Life Plus Original Series." Incentive Life policies sold during 1999 and thereafter are referred to as "Incentive Life 2000 Sales 1999 and after," reflect an investment in Class B shares and are different from Incentive Life products.

     The Account supports the operations of various Equitable Life insurance products. These products are sold through both Equitable's Agent Distribution channel and Equitable's Independent Broker Dealer Distribution channel. These financial statement footnotes discuss the products, charges and investment returns applicable to those life insurance products which are sold through both Equitable's Agent Distribution channel and Equitable's Independent Broker Dealer Distributor Channel.

     The amount retained by Equitable Life in the Account arises principally from (1) contributions from Equitable Life, (2) mortality and expense charges and administrative charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Contracts. Amounts retained by Equitable Life are not subject to charges for mortality and expense charges and administrative charges. Amounts retained by Equitable Life in the Account may be transferred at any time by Equitable Life to its General Account.


2.   Significant Accounting Policies

     The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
     (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" which was effective for the December 31, 2001 financial statements. Adoption of the new requirements did not have a significant impact on the Account's financial position or results of operations.

     Investments are made in shares of The Trusts and are valued at the net asset values per share of the respective Portfolios. The net asset values are determined by The Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities.

     Investment transactions are recorded by the Account on the trade date. Dividends and distributions of capital gains from The Trusts are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of The Trusts shares (determined on the identified cost basis) and (2) The Trusts' distributions representing the net realized gains on The Trusts' investment transactions.

     Receivable/payable for policy-related transactions represent amount due to/from Equitable Life's General Account predominately related to premiums, surrenders and death benefits.

     Accumulation nonunitized represents a product offered based upon a dollar amount (starting at $1) rather than units. It is similar to Accumulation Units accounts, which are based upon units, as the dollar amount of the contractowner account changes with the investment activity of the fund the contract is invested in, net of contract charges.

     Payments received from contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by applicable deductions, charges and state premium taxes. Contractowners may allocate amounts in their individual accounts to variable investment options, and (except for SP-Flex policies), to the guaranteed interest account of Equitable Life's General Account. Transfers between funds and guaranteed interest account, net, are amounts that participants have directed to be moved among investment options, including permitted transfers to and from the guaranteed interest account. The net assets of any variable investment option may not be less than the aggregate value of the Contractowner accounts allocated to that variable investment option. Additional assets are set aside in Equitable Life's General Account to provide for the unearned portion of monthly charges for mortality costs and other policy benefits, as required by state insurance law. Equitable Life's General Account

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


2.   Significant Accounting Policies (Concluded)

     is subject to creditor rights.

     Transfers for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges, if applicable, are included in Transfers for contract benefits and terminations and represent deferred contingent withdrawal charges that apply to certain withdrawals under the Contracts. Included in Contract maintenance charges are administrative and cost of insurance charges deducted monthly under the Contracts.

     The operations of the Account are included in the federal income tax return of Equitable Life which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, Equitable Life retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.


3.   Purchases and Sales of Investments

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2002 were as follows:



                                                                    Purchases           Sales
                                                                ----------------   --------------
     AXA Premier VIP Core Bond ..............................    $   26,873,217     $  4,238,231
     AXA Premier VIP Health Care ............................         6,667,548        3,873,799
     AXA Premier VIP International Equity ...................           117,087           28,629
     AXA Premier VIP Large Cap Core Equity ..................            29,830               45
     AXA Premier VIP Large Cap Growth .......................           152,843           15,484
     AXA Premier VIP Large Cap Value ........................           268,752           30,329
     AXA Premier VIP Small/Mid Cap Growth ...................           143,750           27,601
     AXA Premier VIP Small/Mid Cap Value ....................        11,854,659        4,683,328
     AXA Premier VIP Technology .............................            71,955           21,359
     Davis Value ............................................            21,791              571
     EQ/Aggressive Stock ....................................       289,086,882      325,263,173
     EQ/Alliance Common Stock ...............................       233,423,435      388,788,813
     EQ/Alliance Growth and Income ..........................       100,611,086       64,375,876
     EQ/Alliance Intermediate Government Securities .........       135,797,809       60,873,507
     EQ/Alliance International ..............................       405,004,695       59,026,014
     EQ/Alliance Premier Growth .............................        61,557,657       61,039,479
     EQ/Alliance Quality Bond ...............................        82,855,129       65,452,876
     EQ/Alliance Small Cap Growth ...........................       175,097,952      157,288,125
     EQ/Alliance Technology .................................        28,308,979       20,501,896
     EQ/Balanced ............................................     1,546,380,943      818,880,673
     EQ/Bernstein Diversified Value .........................       115,629,444       72,932,798
     EQ/Calvert Socially Responsible ........................            50,000               --
     EQ/Capital Guardian International ......................         1,035,662          190,702
     EQ/Capital Guardian Research ...........................        61,192,215       11,096,098
     EQ/Capital Guardian U.S. Equity ........................        28,534,489        9,154,281
     EQ/Emerging Markets Equity .............................        45,092,458       37,014,904
     EQ/Equity 500 Index ....................................       192,784,600      148,072,703
     EQ/Evergreen Omega .....................................         2,313,821        1,025,076
     EQ/FI Mid Cap ..........................................        31,443,829       11,564,691
     EQ/FI Small/Mid Cap Value ..............................        93,460,402       33,797,769
     EQ/High Yield ..........................................       105,271,572       87,781,297
     EQ/International Equity Index ..........................           440,310          181,563
     EQ/J.P. Morgan Core Bond ...............................         9,285,029        2,201,806
     EQ/Janus Large Cap Growth ..............................        12,577,837        4,648,382
     EQ/Lazard Small Cap Value ..............................         1,815,987        1,308,585

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


3. Purchases and Sales of Investments (Concluded)


                                                      Purchases            Sales
                                                  ----------------   ----------------
     EQ/Marsico Focus .........................       26,368,760          3,838,503
     EQ/Mercury Basic Value Equity ............       51,993,613         13,322,791
     EQ MFS Emerging Growth Companies .........      153,093,746        163,865,535
     EQ/MFS Investors Trust ...................        5,564,212          1,915,955
     EQ/Money Market ..........................    1,272,801,780      1,282,151,525
     EQ/Putnam Growth & Income Value ..........       11,703,824          7,963,184
     EQ/Putnam International Equity ...........       89,827,683         20,422,300
     EQ/Putnam Voyager ........................          607,686            227,828
     EQ/Small Company Index ...................          388,944            125,606
     MFS Mid Cap Growth .......................              953                535
     PIMCO Renaissance ........................           21,697              1,024
     PIMCO Total Return .......................           32,342                684
     U.S. Real Estate .........................        1,362,014              8,470
     Vanguard VIF Equity Index ................          154,182             39,758

4.   Expenses and Related Party Transactions

     The assets in each variable investment option are invested in shares of a corresponding mutual fund portfolio of The Trusts. Shares are offered by The Trusts at net asset value. Shares in which the variable investment options invested are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein the "Rule 12b-1 Plans") adopted by the applicable Trust. The Rule 12b-1 Plans provide that The Trusts, on behalf of each Portfolio, may charge annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

     Equitable Life serves as investment manager of EQAT and VIP. Davis Selected Advisers, L.P. serves as investment manager for the Davis Variable Account Fund, Inc.--Davis Value Portfolio. Massachusetts Financial Services Company serves as investment manager of MFS Variable Insurance Trust--MFS Mid Cap Growth Portfolio. OpCap Advisors LLC serves as investment manager for OCC Accumulation Trust--PIMCO Renaissance Portfolio. Pacific Investment Management Company LLC (PIMCO) serves as investment manager for PIMCO Variable Insurance Trust--PIMCO Total Return Portfolio. Morgan Stanley Asset Management serves as investment manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio. The Vanguard Group serves as the investment manager of the Vanguard Variable Insurance Fund--Vanguard VIF Equity Index Portfolio. Each investment manager receives management fees for services performed in its capacity as investment manager of The Trusts. Investment managers either oversee the activities of the investment advisors with respect to The Trusts and are responsible for retaining and discontinuing the services of those advisors or directly manage the Portfolios. Fees generally vary depending on net asset levels of individual portfolios and range from a low of 0.16% to a high of 1.50% of average daily net assets. Equitable Life as investment manager pays expenses for providing investment advisory services to the Portfolios, including the fees of the advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors"), and AXA Distributors LLC ("Distributors"), affiliates of Equitable Life, may also receive distribution fees under Rule 12b-1 Plans as described above.

     Alliance Capital Management L.P. ("Alliance") serves as an investment advisor for the EQ/Alliance Portfolios; EQ/Equity 500 Index, EQ/Money Market, and EQ/Bernstein Diversified Value; as well as a portion of EQ/Aggressive Stock, EQ/Balanced, EQ/High Yield, AXA Premier VIP International Equity, AXA Premier VIP Large Cap Core Equity, AXA Premier VIP Large Cap Growth, AXA Premier VIP Large Cap Value, AXA Premier VIP Small/Mid Cap Growth and AXA Premier VIP Technology. Alliance is a limited partnership which is indirectly majority-owned by Equitable Life and AXA Financial, Inc. (parent to Equitable Life).

     AXA Advisors and Distributors are distributors and principal underwriters of the Account. They are both registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc.

     The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC or its subsidiaries. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and members of the NASD) that have entered into selling agreements with Distributors. The licensed insurance agents who sell our policies for these companies are appointed as agents of Equitable Life and are registered representatives of the agencies and affiliated broker-dealer. The registered representatives are compensated on a

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


4.   Expenses and Related Party Transactions (Concluded)

     commission basis by Equitable Life. AXA Advisors receives commissions and other service-related payments under its Distribution Agreement with Equitable Life and its Networking Agreement with AXA Network. Distributors receives commissions and other service-related payments under a Distribution Agreement with Equitable Life.


5.   Substitutions

     Substitution transactions that occurred at the dates indicated are shown below. For accounting purposes these transactions were treated as mergers and are considered tax-free exchanges.


     ------------------------------------------------------------------------------------------------
     November 22, 2002          Removed Portfolio                            Surviving Portfolio
     ------------------------------------------------------------------------------------------------
                            EQ/MFS Research Portfolio                   EQ/Capital Guardian Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class B       4,335,056                                      4,358,366
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $ 38,119,315                                 $   38,119,315
     ------------------------------------------------------------------------------------------------
     Net Assets before    $ 38,119,315                                 $   18,068,522
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $   56,187,837
     ------------------------------------------------------------------------------------------------
                       EQ/Alliance Growth Investors Portfolio           EQ/Balanced Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class A      51,453,894                                     55,402,308
     ------------------------------------------------------------------------------------------------
     Shares -- Class B       1,872,853                                      2,024,189
     ------------------------------------------------------------------------------------------------
     Value -- Class A     $721,568,581                                 $  721,568,581
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $ 26,179,797                                 $   26,179,797
     ------------------------------------------------------------------------------------------------
     Net Assets before    $747,748,378                                 $  601,286,095
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $1,349,034,473
     ------------------------------------------------------------------------------------------------
                       EQ/Alliance Global Portfolio               EQ/Alliance International Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class A      27,085,484                                     43,212,510
     ------------------------------------------------------------------------------------------------
     Shares -- Class B       1,688,036                                      2,704,868
     ------------------------------------------------------------------------------------------------
     Value -- Class A     $321,766,287                                 $  321,766,287
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $ 19,861,058                                 $   19,861,058
     ------------------------------------------------------------------------------------------------
     Net Assets before    $341,627,845                                 $   60,898,203
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $  402,526,048
     ------------------------------------------------------------------------------------------------
      July 12, 2002           Removed Portfolio                             Surviving Portfolio
     ------------------------------------------------------------------------------------------------
                         AXP New Dimensions Portfolio        EQ/Capital Guardian U.S. Equity Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class B         646,346                                        466,139
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $  3,739,434                                 $    3,739,434
     ------------------------------------------------------------------------------------------------
     Net Assets before    $  3,739,434                                 $   17,722,126
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $   21,461,560
     ------------------------------------------------------------------------------------------------
                      AXP Strategy Aggressive Portfolio         EQ/Alliance Small Cap Portfolio
     ------------------------------------------------------------------------------------------------
     Shares -- Class A                                                        208,991
     ------------------------------------------------------------------------------------------------
     Shares -- Class B         918,822                                         74,901
     ------------------------------------------------------------------------------------------------
     Value -- Class A                                                  $    2,022,745
     ------------------------------------------------------------------------------------------------
     Value -- Class B     $  2,738,295                                 $      715,550
     ------------------------------------------------------------------------------------------------
     Net Assets before    $  2,738,295                                 $  121,231,952
     ------------------------------------------------------------------------------------------------
     Net Assets after                                                  $  123,970,247
     ------------------------------------------------------------------------------------------------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


5. Substitutions (Continued)


     ---------------------------------------------------------------------------------------------------
      April 26, 2002                       Removed Portfolio                 Surviving Portfolio
     ---------------------------------------------------------------------------------------------------
                             EQ/T.Rowe Price International Portfolio   EQ/Putnam International Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B      6,910,736                                      5,546,857
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $ 58,695,342                                   $ 58,695,342
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $ 58,695,342                                   $  2,614,787
     ---------------------------------------------------------------------------------------------------
     Net Assets after                                                   $ 61,310,129
     ---------------------------------------------------------------------------------------------------
     May 18, 2001                       Removed Portfolio                           Surviving Portfolio
     ---------------------------------------------------------------------------------------------------
                           Alliance Conservative Investors Portfolio               EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A     17,996,107
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B        369,654
     ---------------------------------------------------------------------------------------------------
     Value -- Class A    $213,613,796
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $  4,369,307
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $217,993,103
     ---------------------------------------------------------------------------------------------------
                                EQ/Evergreen Foundation Portfolio                  EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A         29,561
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B         22,643
     ---------------------------------------------------------------------------------------------------
     Value -- Class A    $    279,939
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $    214,429
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $    494,368
     ---------------------------------------------------------------------------------------------------
                                   EQ/Putnam Balanced Portfolio                    EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A        910,237
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B        107,226
     ---------------------------------------------------------------------------------------------------
     Value -- Class A    $ 11,241,432
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $  1,324,236
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $ 12,565,668
     ---------------------------------------------------------------------------------------------------
                                 Mercury World Strategy Portfolio                  EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A        475,863
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B         59,561
     ---------------------------------------------------------------------------------------------------
     Value -- Class A    $  4,668,221
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $    584,293
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $  5,252,514
     ---------------------------------------------------------------------------------------------------
      Total Impact                                                                 EQ/Balanced Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class A                                                    14,665,181
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B                                                       416,171
     ---------------------------------------------------------------------------------------------------
     Value -- Class A                                                   $229,803,388
     ---------------------------------------------------------------------------------------------------
     Value -- Class B                                                   $  6,492,265
     ---------------------------------------------------------------------------------------------------
     Net Assets before                                                  $515,130,871
     ---------------------------------------------------------------------------------------------------
     Net Assets after                                                   $751,436,524
     ---------------------------------------------------------------------------------------------------
                      EQ/T. Rowe Price Equity Income Portfolio        EQ/Bernstein Diversified Portfolio
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B      5,374,332                                      6,288,796
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $ 71,048,669                                   $ 71,048,669
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $ 71,048,669                                   $    648,683
     ---------------------------------------------------------------------------------------------------
     Net Assets after                                                   $ 71,697,352
     ---------------------------------------------------------------------------------------------------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


5. Substitutions (Concluded)


     ---------------------------------------------------------------------------------------------------
      October 6, 2000                Removed Portfolio              Surviving Portfolio
     ---------------------------------------------------------------------------------------------------
                             BT Equity Index 500 Portfolio         EQ/Equity 500 Index
     ---------------------------------------------------------------------------------------------------
     Shares -- Class B       71,158                                35,800
     ---------------------------------------------------------------------------------------------------
     Value -- Class B    $1,103,069                          $  1,103,069
     ---------------------------------------------------------------------------------------------------
     Net Assets before   $1,103,069                          $713,508,296
     ---------------------------------------------------------------------------------------------------
     Net Assets after                                        $714,611,365
     ---------------------------------------------------------------------------------------------------

6.   Asset Charges

     Under the Contracts, Equitable Life assumes mortality and expense risks and, to cover these risks, charges the daily net assets of the Account. The products sold through Equitable's Independent Broker Dealer Distribution channel have charges currently for Incentive Life, Incentive Life '02, Incentive Life Plus, and Survivorship Incentive Life of 0.60%, Survivorship Incentive Life '02 of 0.80% and for Survivorship 2000 of 0.90%. The products sold through Equitable's Agent Distribution channel have charges currently as shown below:



                                                                 Mortality and Expense   Mortality(b)   Administrative    Total
                                                                ----------------------- -------------- ---------------- ---------
     Incentive Life, Incentive Life 2000, Incentive Life 2000
      Sales 1999 and after, Incentive Life Plus, Champion
      2000 (a) ................................................            .60%              --             --             .60%
     Incentive Life '02 (b) ...................................            .80%              --             --             .80%
     Survivorship Incentive Life '02 (b) ......................            .90%              --             --             .90%
     Paramount Life (a) .......................................            .60%              --             --             .60%
     IL Plus Original Series (b) ..............................            .60%              --             --             .60%
     Incentive Life COLI (b) ..................................            .60%              --             --             .60%
     Survivorship Incentive Life (a) ..........................            .60%              --             --             .60%
     Survivorship 2000 (a) ....................................            .90%              --             --             .90%
     IL Protector (a) .........................................            .80%              --             --             .80%
     SP-Flex (a) ..............................................            .85%              .60%           .35%          1.80%

     ----------
     (a) Charged to daily net assets of the Account.
     (b) Charged to Contractowners Account and is included in Transfer for contract benefits and terminations in the Statements of Changes in Net Assets.

     The Incentive Life '02 mortality and expense risk charge of 0.80% will be in effect for the first 15 policy years. For policy years 16 and later the charge is currently 0.30% or 0.20%, depending upon the value of the contractowner's variable investment option. The Survivorship Incentive Life '02 mortality and expense risk charge of 0.90% will be in effect for the first 15 policy years. For policy years 16 and later the charge is currently 0.60% and 0.30% depending upon the value of the contractowner's variable investment option.

     Before amounts are remitted to the Account for Incentive Life, IL Plus Original Series, IL Protector, Incentive Life Plus, Incentive Life COLI, Survivorship Incentive Life, Incentive Life 2000 Sales 1999 and after, Incentive Life '02, Survivorship Incentive Life '02, Paramount Life, and the Series 2000 Policies, Equitable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, Incentive Life COLI, Survivorship Incentive Life, Survivorship Incentive Life '02, Incentive Life 2000 Sales 1999 and after, Incentive Life '02, Paramount Life, and Series 2000 Policies) from premiums.

     Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

     All contractowners accounts are assessed monthly by Equitable Life for mortality (cost of insurance and optional rider benefit charges) and administrative charges. These charges are withdrawn from the Accounts along with amounts for additional benefits and are included in Transfers for contract benefits and terminations and Contract maintenance charges. Policy loans are reported in the Statements of Changes in Net Assets, in Transfers between funds and guaranteed interest account, net. Surrenders are included in the Transfers for contract benefits and terminations.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values

Shown below is accumulation unit value information for units outstanding throughout the periods indicated. Expenses as a percentage of average net assets (0.00%, 0.60%, 0.80% and 0.90% annualized) excludes the effect of expenses of the underlying fund portfolios and charges made directly to Contractowner accounts through redemption of units.



                                                                            Years Ended December 31,
                                                                 -----------------------------------------------
                                                                     2002        2001     2000     1999     1998
                                                                 ------------   ------   ------   ------   -----
AXA Premier VIP Core Bond
-------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 102.66     --       --       --       --
Net Assets (000's) ...........................................     $    103     --       --       --       --
Number of units outstanding, end of period (000's) ...........            1     --       --       --       --
Total Return .................................................         2.42%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $ 107.62     --       --       --       --
Net Assets (000's) ...........................................           --     --       --       --       --
Number of units outstanding, end of period (000's) ...........           --     --       --       --       --
Total Return .................................................         5.92%    --       --       --       --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (l)
Unit Value, end of period ....................................     $ 108.18     --       --       --       --
Net Assets (000's) ...........................................     $  5,517     --       --       --       --
Number of units outstanding, end of period (000's) ...........           51     --       --       --       --
Total Return .................................................         6.31%    --       --       --       --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................     $ 107.53     --       --       --       --
Net Assets (000's) ...........................................     $ 16,667     --       --       --       --
Number of units outstanding, end of period (000's) ...........          155     --       --       --       --
Total Return .................................................         5.91%    --       --       --       --

IL Protector - Class B 0.80% (l)
Unit Value, end of period ....................................     $ 107.31     --       --       --       --
Net Assets (000's) ...........................................           --     --       --       --       --
Number of units outstanding, end of period (000's) ...........           --     --       --       --       --
Total Return .................................................         5.77%    --       --       --       --
Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................     $ 107.20     --       --       --       --
Net Assets (000's) ...........................................     $    536     --       --       --       --
Number of units outstanding, end of period (000's) ...........            5     --       --       --       --
Total Return .................................................         5.70%    --       --       --       --

AXA Premier VIP Health Care
---------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 100.86     --       --       --       --
Net Assets (000's) ...........................................           --     --       --       --       --
Number of units outstanding, end of period (000's) ...........           --     --       --       --       --
Total Return .................................................      (  2.89)%   --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                             Years Ended December 31,
                                                                 ------------------------------------------------
                                                                      2002        2001     2000     1999     1998
                                                                 -------------   ------   ------   ------   -----
AXA Premier VIP Health Care (Concluded)
----------------------------------------
Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $  79.94      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 18.00)%    --       --       --       --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (l)
Unit Value, end of period ....................................     $  80.06      --       --       --       --
Net Assets (000's) ...........................................     $    320      --       --       --       --
Number of units outstanding, end of period (000's) ...........            4      --       --       --       --
Total Return .................................................      ( 13.07)%    --       --       --       --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................     $  79.58      --       --       --       --
Net Assets (000's) ...........................................     $  2,308      --       --       --       --
Number of units outstanding, end of period (000's) ...........           29      --       --       --       --
Total Return .................................................      ( 13.40)%    --       --       --       --

IL Protector - Class B 0.80% (l)
Unit Value, end of period ....................................     $  79.41      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 13.51)%    --       --       --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................     $  79.33      --       --       --       --
Net Assets (000's) ...........................................     $     79      --       --       --       --
Number of units outstanding, end of period (000's) ...........            1      --       --       --       --
Total Return .................................................      ( 13.57)%    --       --       --       --

AXA Premier VIP International Equity
------------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 106.92      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      (  2.55)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $  80.23      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 19.36)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................     $  78.66      --       --       --       --
Net Assets (000's) ...........................................     $     79      --       --       --       --
Number of units outstanding, end of period (000's) ...........            1      --       --       --       --
Total Return .................................................      ( 21.16)%    --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                           Years Ended December 31,
                                                               ------------------------------------------------
                                                                    2002        2001     2000     1999     1998
                                                               -------------   ------   ------   ------   -----
AXA Premier VIP International Equity (Concluded)
------------------------------------------------
Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  78.42      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 21.31)%    --       --       --       --

AXA Premier VIP Large Cap Core Equity
-------------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 105.73      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      (  3.82)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  77.73      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 19.20)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  77.00      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 16.99)%    --       --       --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  76.77      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 17.15)%    --       --       --       --

AXA Premier VIP Large Cap Growth
--------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 103.01      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      (  6.22)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  72.27      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 23.59)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  68.38      --       --       --       --
Net Assets (000's) .........................................     $    137      --       --       --       --
Number of units outstanding, end of period (000's) .........            2      --       --       --       --
Total Return ...............................................      ( 18.92)%    --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                           Years Ended December 31,
                                                               ------------------------------------------------
                                                                    2002        2001     2000     1999     1998
                                                               -------------   ------   ------   ------   -----
AXA Premier VIP Large Cap Growth (Concluded)
--------------------------------------------
Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  68.17      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 19.08)%    --       --       --       --

AXA Premier VIP Large Cap Value
-------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 105.20      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      (  2.51)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  79.23      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 19.39)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  79.68      --       --       --       --
Net Assets (000's) .........................................     $    239      --       --       --       --
Number of units outstanding, end of period (000's) .........            3      --       --       --       --
Total Return ...............................................      ( 18.89)%    --       --       --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  79.44      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 19.04)%    --       --       --       --

AXA Premier VIP Small/Mid Cap Growth
------------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 107.76      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      (  2.66)%    --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  65.48      --       --       --       --
Net Assets (000's) .........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) .........           --      --       --       --       --
Total Return ...............................................      ( 32.36)%    --       --       --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  62.46      --       --       --       --
Net Assets (000's) .........................................     $     62      --       --       --       --
Number of units outstanding, end of period (000's) .........            1      --       --       --       --
Total Return ...............................................      ( 27.15)%    --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                             Years Ended December 31,
                                                                 ------------------------------------------------
                                                                      2002        2001     2000     1999     1998
                                                                 -------------   ------   ------   ------   -----
AXA Premier VIP Small/Mid Cap Growth (Concluded)
------------------------------------------------
Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................     $  62.27      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 27.29)%    --       --       --       --

AXA Premier VIP Small/Mid Cap Value
-----------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 111.49      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................         0.42%     --       --       --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $  73.58      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 24.92)%    --       --       --       --

IL Plus Original Series, Incentive Life COLI - Class B
  0.00% (l)
Unit Value, end of period ....................................     $  74.70      --       --       --       --
Net Assets (000's) ...........................................     $    523      --       --       --       --
Number of units outstanding, end of period (000's) ...........            7      --       --       --       --
Total Return .................................................      ( 23.23)%    --       --       --       --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................     $  74.25      --       --       --       --
Net Assets (000's) ...........................................     $  5,643      --       --       --       --
Number of units outstanding, end of period (000's) ...........           76      --       --       --       --
Total Return .................................................      ( 23.52)%    --       --       --       --

IL Protector - Class B 0.80% (l)
Unit Value, end of period ....................................     $  74.10      --       --       --       --
Net Assets (000's) ...........................................           --      --       --       --       --
Number of units outstanding, end of period (000's) ...........           --      --       --       --       --
Total Return .................................................      ( 23.62)%    --       --       --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................     $  74.03      --       --       --       --
Net Assets (000's) ...........................................     $    444      --       --       --       --
Number of units outstanding, end of period (000's) ...........            6      --       --       --       --
Total Return .................................................      ( 23.68)%    --       --       --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002          2001          2000         1999         1998
                                                             ------------- ------------- ------------- ------------ ------------
AXA Premier VIP Technology
--------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 111.99            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    (  5.67)%          --            --            --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  62.27            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    ( 33.60)%          --            --            --           --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................   $  57.06            --            --            --           --
Net Assets (000's) .........................................   $     57            --            --            --           --
Number of units outstanding, end of period (000's) .........          1            --            --            --           --
Total Return ...............................................    ( 28.04)%          --            --            --           --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................   $  56.89            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    ( 28.17)%          --            --            --           --

Davis Value
-----------
Paramount Life - Class A 0.60% (q)
Unit Value, end of period ..................................   $  88.86            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................       5.03%           --            --            --           --

EQ/Aggressive Stock
-------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
   0.00%
Unit Value, end of period ..................................   $  99.75      $ 139.88      $ 186.45      $ 214.65     $ 180.62
Net Assets (000's) .........................................   $ 31,621      $ 48,818      $ 67,681      $ 74,913     $ 57,618
Number of units outstanding, end of period (000's) .........        317           349           363           349          319
Total Return ...............................................    ( 28.69)%     ( 24.98)%     ( 13.13)%       18.84%        0.29%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 414.73      $ 585.07      $ 784.63      $ 908.70     $ 769.26
Net Assets (000's) .........................................   $328,051      $503,745      $718,721      $928,691     $871,572
Number of units outstanding, end of period (000's) .........        791           861           916         1,022        1,133
Total Return ...............................................    ( 29.11)%     ( 25.43)%     ( 13.65)%       18.13%     (  0.31)%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $  62.12      $  87.81      $ 118.01      $ 136.94     $ 116.16
Net Assets (000's) .........................................   $  1,926      $  2,546      $  3,068      $  3,287     $  2,323
Number of units outstanding, end of period (000's) .........         31            29            26            24           20
Total Return ...............................................    ( 29.26)%     ( 25.59)%     ( 13.83)%       17.83%     (  0.52)%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                Years Ended December 31,
                                                             -------------------------------
                                                                   2002            2001
                                                             --------------- ---------------
EQ/Aggressive Stock (Concluded)
-------------------------------
Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  112.54       $  159.24
Net Assets (000's) .........................................    $  18,457       $  25,956
Number of units outstanding, end of period (000's) .........          164             163
Total Return ...............................................      ( 29.33)%       ( 25.66)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $   51.07       $   72.23
Net Assets (000's) .........................................    $   7,609       $   7,512
Number of units outstanding, end of period (000's) .........          149             104
Total Return ...............................................      ( 29.30)%       ( 25.63)%

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................    $   50.39       $   71.49
Net Assets (000's) .........................................           --              --
Number of units outstanding, end of period (000's) .........           --              --
Total Return ...............................................      ( 29.51)%       ( 25.85)%

EQ/Alliance Common Stock
------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................    $  177.96       $  266.27
Net Assets (000's) .........................................    $ 112,827       $ 186,389
Number of units outstanding, end of period (000's) .........          634             700
Total Return ...............................................      ( 33.17)%       ( 10.52)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................    $  488.55       $  735.40
Net Assets (000's) .........................................    $1,266,810      $2,122,364
Number of units outstanding, end of period (000's) .........        2,593           2,886
Total Return ...............................................      ( 33.57)%       ( 11.06)%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................    $  120.43       $  181.64
Net Assets (000's) .........................................    $   8,189       $  11,443
Number of units outstanding, end of period (000's) .........           68              63
Total Return ...............................................      ( 33.70)%       ( 11.24)%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  207.42       $  313.16
Net Assets (000's) .........................................    $  93,339       $ 147,812
Number of units outstanding, end of period (000's) .........          450             472
Total Return ...............................................      ( 33.77)%       ( 11.33)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $   67.02       $  101.14
Net Assets (000's) .........................................    $  95,436       $ 106,703
Number of units outstanding, end of period (000's) .........        1,424           1,055
Total Return ...............................................      ( 33.74)%       ( 11.28)%




                                                                        Years Ended December 31,
                                                             ----------------------------------------------
                                                                   2000           1999            1998
                                                             --------------- -------------- ---------------
EQ/Aggressive Stock (Concluded)
-------------------------------
Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  214.20      $  248.82       $  211.28
Net Assets (000's) .........................................    $  34,486      $   41,802      $  37,185
Number of units outstanding, end of period (000's) .........          161             168            176
Total Return ...............................................      ( 13.91)%         17.71%       (  0.62)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $   97.12      $  112.75              --
Net Assets (000's) .........................................    $   4,953      $    1,579             --
Number of units outstanding, end of period (000's) .........           51              14             --
Total Return ...............................................      ( 13.86)%         17.83%            --
Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................    $   96.41      $  112.26              --
Net Assets (000's) .........................................           --              --             --
Number of units outstanding, end of period (000's) .........           --              --             --
Total Return ...............................................      ( 14.12)%         17.43%            --

EQ/Alliance Common Stock
------------------------------------------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
      0.00%
Unit Value, end of period ..................................    $  297.57      $  346.14       $  276.49
Net Assets (000's) .........................................    $ 199,074      $  218,414      $ 147,922
Number of units outstanding, end of period (000's) .........          669             631            535
Total Return ...............................................      ( 14.03)%         25.19%         29.38%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................    $  826.84      $  967.57       $  777.53
Net Assets (000's) .........................................    $2,511,940     $3,350,695      $2,657,598
Number of units outstanding, end of period (000's) .........        3,038           3,463          3,418
Total Return ...............................................      ( 14.54)%         24.44%         28.61%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................    $  204.64      $  239.96       $  193.22
Net Assets (000's) .........................................    $  11,460      $   11,518      $   6,569
Number of units outstanding, end of period (000's) .........           56              48             34
Total Return ...............................................      ( 14.72)%         24.19%         28.35%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  353.18      $  414.53       $  334.12
Net Assets (000's) .........................................    $ 162,816      $  175,346      $ 121,620
Number of units outstanding, end of period (000's) .........          461             423            364
Total Return ...............................................      ( 14.80)%         24.07%         28.22%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $  114.00      $  133.73              --
Net Assets (000's) .........................................    $  64,410      $   12,838             --
Number of units outstanding, end of period (000's) .........          565              96             --
Total Return ...............................................      ( 14.75)%         24.13%            --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             ------------------------------------------------------------------
                                                                  2002          2001         2000         1999         1998
                                                             ------------- ------------- ------------ ------------ ------------
EQ/Alliance Common Stock (Concluded)
------------------------------------
Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................   $  66.13      $ 100.09      $ 113.16     $ 133.16           --
Net Assets (000's) .........................................         --            --            --           --           --
Number of units outstanding, end of period (000's) .........         --            --            --           --           --
Total Return ...............................................    ( 33.93)%     ( 11.55)%     ( 15.01)%      23.76%          --

EQ/Alliance Growth and Income
-----------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 230.51      $ 292.03      $ 295.84     $ 271.53     $ 228.82
Net Assets (000's) .........................................   $ 39,878      $ 50,521      $ 43,784     $ 32,584     $ 17,162
Number of units outstanding, end of period (000's) .........        173           173           148          120           75
Total Return ...............................................    ( 21.07)%     (  1.29)%        8.95%       18.66%       20.86%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Paramount Life - Class A 0.60%
Unit Value, end of period ..................................   $ 215.70      $ 274.91      $ 280.19     $ 258.71     $ 219.33
Net Assets (000's) .........................................   $197,150      $247,419      $203,138     $172,301     $119,754
Number of units outstanding, end of period (000's) .........        914           900           725          666          546
Total Return ...............................................    ( 21.54)%     (  1.88)%        8.30%       17.95%       20.14%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 170.05      $ 217.17      $ 221.79     $ 205.20     $ 174.32
Net Assets (000's) .........................................   $  2,381      $  2,823      $  2,440     $  1,847     $  1,046
Number of units outstanding, end of period (000's) .........         14            13            11            9            6
Total Return ...............................................    ( 21.70)%     (  2.08)%        8.09%       17.71%       19.90%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 209.75      $ 268.14      $ 274.12     $ 253.86     $ 215.88
Net Assets (000's) .........................................   $ 24,960      $ 31,372      $ 26,864     $ 21,832     $ 12,953
Number of units outstanding, end of period (000's) .........        119           117            98           86           60
Total Return ...............................................    ( 21.78)%     (  2.18)%        7.98%       17.60%       19.78%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  87.98      $ 112.42      $ 114.87     $ 106.33           --
Net Assets (000's) .........................................   $ 60,178      $ 48,453      $ 18,149     $  3,190           --
Number of units outstanding, end of period (000's) .........        684           431           158           30           --
Total Return ...............................................    ( 21.74)%     (  2.13)%        8.03%        6.33%          --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................   $ 100.27            --            --           --           --
Net Assets (000's) .........................................         --            --            --           --           --
Number of units outstanding, end of period (000's) .........         --            --            --           --           --
Total Return ...............................................    ( 18.59)%          --            --           --           --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                             --------------------------------------------------------------------
                                                                  2002          2001          2000          1999         1998
                                                             ------------- ------------- ------------- ------------- ------------
EQ/Alliance Intermediate Government Securities
----------------------------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 174.96      $ 160.72      $ 148.60      $ 136.12     $ 135.93
Net Assets (000's) .........................................   $ 54,588      $ 38,734      $ 16,940      $ 17,151     $  13,049
Number of units outstanding, end of period (000's) .........        312           241           114           126            96
Total Return ...............................................       8.86%         8.16%         9.17%         0.14%         7.75%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 204.02      $ 188.55      $ 175.38      $ 161.62     $ 162.37
Net Assets (000's) .........................................   $110,987      $ 67,312      $ 49,808      $ 55,921     $  56,667
Number of units outstanding, end of period (000's) .........        544           357           284           346           349
Total Return ...............................................       8.20%         7.51%         8.51%      (  0.46)%        7.10%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 148.16      $ 137.19      $ 127.88      $ 118.08     $ 118.87
Net Assets (000's) .........................................   $    444      $    274      $    128      $    118     $     119
Number of units outstanding, end of period (000's) .........          3             2             1             1             1
Total Return ...............................................       8.00%         7.28%         8.30%      (  0.66)%        6.88%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 169.94      $ 157.52      $ 146.97      $ 135.85     $ 136.89
Net Assets (000's) .........................................   $ 11,216      $  7,088      $  4,703      $  4,483     $   4,517
Number of units outstanding, end of period (000's) .........         66            45            32            33            33
Total Return ...............................................       7.88%         7.18%         8.19%      (  0.76)%        6.78%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $ 125.69      $ 116.45      $ 108.59      $ 100.32            --
Net Assets (000's) .........................................   $ 25,766      $  9,200      $  3,258      $    100            --
Number of units outstanding, end of period (000's) .........        205            79            30             1            --
Total Return ...............................................       7.93%         7.24%         8.24%         0.32%           --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................   $ 127.05            --            --            --            --
Net Assets (000's) .........................................         --            --            --            --            --
Number of units outstanding, end of period (000's) .........         --            --            --            --            --
Total Return ...............................................      63.98%           --            --            --            --

EQ/Alliance International (t)
-----------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $  96.54      $ 107.16      $ 138.93      $ 180.49     $ 131.00
Net Assets (000's) .........................................   $ 31,858      $  8,573      $ 12,087      $ 11,912     $   7,860
Number of units outstanding, end of period (000's) .........        330            80            87            66            60
Total Return ...............................................    (  9.91)%     ( 22.87)%     ( 22.77)%       37.78%        10.57%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $  92.14      $ 102.89      $ 134.21      $ 175.41     $ 128.07
Net Assets (000's) .........................................   $298,626      $ 37,658      $ 50,195      $ 56,657     $  41,879
Number of units outstanding, end of period (000's) .........      3,241           366           374           323           327
Total Return ...............................................    ( 10.45)%     ( 23.34)%     ( 23.49)%       36.96%         9.90%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                Years Ended December 31,
                                                               ---------------------------
                                                                    2002          2001
                                                               ------------- -------------
EQ/Alliance International (t) (Concluded)
-----------------------------------------
IL Protector - Class A 0.80%
Unit Value, end of period ....................................   $   76.87     $   86.02
Net Assets (000's) ...........................................   $   1,307     $     258
Number of units outstanding, end of period (000's) ...........          17             3
Total Return .................................................     ( 10.64)%     ( 23.49)%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ....................................   $   90.01     $  100.82
Net Assets (000's) ...........................................   $  26,193     $   4,436
Number of units outstanding, end of period (000's) ...........         291            44
Total Return .................................................     ( 10.72)%     ( 23.57)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $   69.94     $   78.27
Net Assets (000's) ...........................................   $  26,647     $   4,774
Number of units outstanding, end of period (000's) ...........         381            61
Total Return .................................................     ( 10.65)%     ( 23.77)%

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................   $   67.72            --
Net Assets (000's) ...........................................          --            --
Number of units outstanding, end of period (000's) ...........          --            --
Total Return .................................................     ( 15.96)%          --

EQ/Alliance Premier Growth
--------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $  100.34            --
Net Assets (000's) ...........................................          --            --
Number of units outstanding, end of period (000's) ...........          --            --
Total Return .................................................     (  9.22)%          --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................   $   72.69            --
Net Assets (000's) ...........................................          --            --
Number of units outstanding, end of period (000's) ...........          --            --
Total Return .................................................     ( 24.09)%          --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (a)
Unit Value, end of period ....................................   $   51.08     $   74.19
Net Assets (000's) ...........................................   $   5,823     $   7,716
Number of units outstanding, end of period (000's) ...........         114           104
Total Return .................................................     ( 31.15)%     ( 23.96)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $   49.99     $   73.05
Net Assets (000's) ...........................................   $  67,786     $  99,056
Number of units outstanding, end of period (000's) ...........       1,356         1,356
Total Return .................................................     ( 31.57)%     ( 24.42)%




                                                                      Years Ended December 31,
                                                               ---------------------------------------
                                                                    2000         1999         1998
                                                               ------------- ------------ ------------
EQ/Alliance International (t) (Concluded)
-----------------------------------------
IL Protector - Class A 0.80%
Unit Value, end of period ....................................   $ 112.42     $ 147.23     $ 107.71
Net Assets (000's) ...........................................   $    225     $     294    $     215
Number of units outstanding, end of period (000's) ...........          2             2            2
Total Return .................................................    ( 23.64)%       36.68%        9.68%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ....................................   $ 131.90     $ 172.91     $ 126.63
Net Assets (000's) ...........................................   $  6,199     $   6,743    $   5,065
Number of units outstanding, end of period (000's) ...........         47            39           40
Total Return .................................................    ( 23.72)%       36.55%        9.57%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $ 102.67     $ 134.41            --
Net Assets (000's) ...........................................   $  3,491     $     269           --
Number of units outstanding, end of period (000's) ...........         34             2           --
Total Return .................................................    ( 23.61)%       34.41%          --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ....................................         --            --           --
Net Assets (000's) ...........................................         --            --           --
Number of units outstanding, end of period (000's) ...........         --            --           --
Total Return .................................................         --            --           --

EQ/Alliance Premier Growth
--------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................         --            --           --
Net Assets (000's) ...........................................         --            --           --
Number of units outstanding, end of period (000's) ...........         --            --           --
Total Return .................................................         --            --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................         --            --           --
Net Assets (000's) ...........................................         --            --           --
Number of units outstanding, end of period (000's) ...........         --            --           --
Total Return .................................................         --            --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (a)
Unit Value, end of period ....................................   $  97.57     $ 119.55            --
Net Assets (000's) ...........................................   $  9,074     $   3,587           --
Number of units outstanding, end of period (000's) ...........         93            30           --
Total Return .................................................    ( 18.34)%       18.97%          --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  96.65     $ 119.14            --
Net Assets (000's) ...........................................   $394,042     $  43,486           --
Number of units outstanding, end of period (000's) ...........      4,077           365           --
Total Return .................................................    ( 18.88)%       18.52%          --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                             --------------------------------------------------------------------
                                                                  2002          2001          2000          1999         1998
                                                             ------------- ------------- ------------- ------------- ------------
EQ/Alliance Premier Growth (Concluded)
--------------------------------------
IL Protector - Class B 0.80% (a)
Unit Value, end of period ..................................   $  49.63      $  72.67      $  96.34      $ 119.00            --
Net Assets (000's) .........................................   $    397      $    509      $    385      $    119            --
Number of units outstanding, end of period (000's) .........          8             7             4             1            --
Total Return ...............................................    ( 31.70)%     ( 24.57)%     ( 19.04)%       18.36%           --

Survivorship 2000 - Class B 0.90% (a)
Unit Value, end of period ..................................   $  49.45      $  72.48      $  96.19      $ 118.93            --
Net Assets (000's) .........................................   $  3,808      $  5,943      $  6,541      $  4,044            --
Number of units outstanding, end of period (000's) .........         77            82            68            34            --
Total Return ...............................................    ( 31.77)%     ( 24.65)%     ( 19.12)%       18.28%           --

EQ/Alliance Quality Bond
------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 186.96      $ 173.20      $ 159.94      $ 143.47      $ 146.39
Net Assets (000's) .........................................   $ 49,731      $ 45,032      $ 28,949      $ 20,229      $ 10,833
Number of units outstanding, end of period (000's) .........        266           260           181           141            74
Total Return ...............................................       7.94%         8.29%        11.48%      (  2.00)%        8.69%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 166.82      $ 155.47      $ 144.44      $ 130.34      $ 133.80
Net Assets (000's) .........................................   $ 85,412      $ 81,777      $419,887      $208,414      $214,749
Number of units outstanding, end of period (000's) .........        512           526         2,907         1,599         1,605
Total Return ...............................................       7.30%         7.64%        10.82%      (  2.59)%        8.03%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 155.71      $ 145.42      $ 135.37      $ 122.40      $ 125.91
Net Assets (000's) .........................................   $    467      $    291      $    135      $    122            --
Number of units outstanding, end of period (000's) .........          3             2             1             1            --
Total Return ...............................................       7.08%         7.42%        10.60%      (  2.78)%        7.82%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 162.22      $ 151.64      $ 141.31      $ 127.90      $ 131.69
Net Assets (000's) .........................................   $  8,922      $  7,127      $  4,805      $  3,709      $  2,897
Number of units outstanding, end of period (000's) .........         55            47            34            29            22
Total Return ...............................................       6.98%         7.31%        10.48%      (  2.88)%        7.71%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $ 125.90      $ 117.63      $ 109.56      $  99.05            --
Net Assets (000's) .........................................   $ 23,795      $ 10,822      $  1,863      $     99            --
Number of units outstanding, end of period (000's) .........        189            92            17             1            --
Total Return ...............................................       7.03%         7.36%        10.62%      (  0.95)%          --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................   $ 126.38            --            --            --            --
Net Assets (000's) .........................................         --            --            --            --            --
Number of units outstanding, end of period (000's) .........         --            --            --            --            --
Total Return ...............................................       6.45%           --            --            --            --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                               ----------------------------------------------------------------
                                                                   2002         2001         2000         1999         1998
                                                               ------------ ------------ ------------ ------------ ------------
EQ/Alliance Small Cap Growth (p)
--------------------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period (b) ................................   $ 107.54     $ 153.80     $ 176.81    $ 155.12      $ 121.27
Net Assets (000's) ...........................................   $ 15,056     $ 19,840     $ 21,040    $  11,324     $  5,578
Number of units outstanding, end of period (000's) ...........        140          129          119           73           46
Total Return .................................................    ( 30.08)%    ( 13.02)%      13.98%       27.91%     (  4.28)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period (a) ................................   $ 103.93     $ 149.53     $ 172.96    $ 152.65      $ 120.06
Net Assets (000's) ...........................................   $ 69,217     $ 96,297     $111,386    $  53,580     $ 39,740
Number of units outstanding, end of period (000's) ...........        666          644          644          351          331
Total Return .................................................    ( 30.50)%    ( 13.55)%      14.12%       27.75%     (  4.85)%

IL Protector - Class A 0.80%
Unit Value, end of period (a) ................................   $ 102.75     $ 148.13     $ 171.69    $ 151.83      $ 119.66
Net Assets (000's) ...........................................   $    719     $    889     $    858    $     455     $    239
Number of units outstanding, end of period (000's) ...........          7            6            5            3            2
Total Return .................................................    ( 30.64)%    ( 13.72)%      13.08%       26.89%     (  5.04)%

Survivorship 2000 - Class 0.90%
Unit Value, end of period (a) ................................   $ 102.16     $ 147.44     $ 171.05    $ 151.42      $ 119.45
Net Assets (000's) ...........................................   $  6,743     $  8,699     $  8,381    $   4,088     $  2,867
Number of units outstanding, end of period (000's) ...........         66           59           49           27           24
Total Return .................................................    ( 30.71)%    ( 13.80)%      12.96%       26.76%     (  5.13)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  78.76     $ 113.58     $ 131.71    $ 116.59            --
Net Assets (000's) ...........................................   $ 24,573     $ 21,012     $  9,351    $     350           --
Number of units outstanding, end of period (000's) ...........        312          185           71            3           --
Total Return .................................................    ( 30.66)%    ( 13.76)%      12.97%       26.86%          --

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ....................................   $  77.71     $ 112.41     $ 130.74    $ 116.08            --
Net Assets (000's) ...........................................         --           --           --           --           --
Number of units outstanding, end of period (000's) ...........         --           --           --           --           --
Total Return .................................................    ( 30.87)%    ( 14.02)%      12.63%       26.47%          --

EQ/Alliance Technology
----------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 111.29           --           --           --           --
Net Assets (000's) ...........................................         --           --           --           --           --
Number of units outstanding, end of period (000's) ...........         --           --           --           --           --
Total Return .................................................    (  5.36)%         --           --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (c)
Unit Value, end of period ....................................   $  29.86     $  50.43     $  66.74           --           --
Net Assets (000's) ...........................................   $  3,105     $  3,984     $  3,671           --           --
Number of units outstanding, end of period (000's) ...........        104           79           55           --           --
Total Return .................................................    ( 40.78)%    ( 24.44)%    ( 33.30)%         --           --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                               Years Ended December 31,
                                                             -----------------------------
                                                                   2002           2001
                                                             --------------- -------------
EQ/Alliance Technology (Concluded)
----------------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (c)
Unit Value, end of period ..................................    $   29.38      $  49.91
Net Assets (000's) .........................................    $  27,793      $ 38,381
Number of units outstanding, end of period (000's) .........          946           769
Total Return ...............................................      ( 41.13)%     ( 24.90)%

IL Protector - Class B 0.80% (c)
Unit Value, end of period ..................................    $   29.22      $  49.74
Net Assets (000's) .........................................    $     117      $    149
Number of units outstanding, end of period (000's) .........            4             3
Total Return ...............................................      ( 41.25)%     ( 25.04)%

Survivorship 2000 - Class B 0.90% (c)
Unit Value, end of period ..................................    $   29.14      $  49.65
Net Assets (000's) .........................................    $   1,195      $  1,787
Number of units outstanding, end of period (000's) .........           41            36
Total Return ...............................................      ( 41.31)%     ( 25.13)%

EQ/Balanced (h)(u)
------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
   0.00%
Unit Value, end of period ..................................    $  182.16      $ 208.22
Net Assets (000's) .........................................    $  77,236      $ 36,230
Number of units outstanding, end of period (000's) .........          424           174
Total Return ...............................................      ( 12.52)%     (  1.84)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................    $  424.44      $ 488.09
Net Assets (000's) .........................................    $1,081,049     $599,863
Number of units outstanding, end of period (000's) .........        2,547         1,229
Total Return ...............................................      ( 13.04)%     (  2.43)%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................    $  140.40      $ 161.78
Net Assets (000's) .........................................    $   3,089      $  1,294
Number of units outstanding, end of period (000's) .........           22             8
Total Return ...............................................      ( 13.22)%     (  2.63)%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................    $  179.69      $ 207.26
Net Assets (000's) .........................................    $  86,072      $ 36,478
Number of units outstanding, end of period (000's) .........          479           176
Total Return ...............................................      ( 13.30)%     (  2.73)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................    $   91.64      $ 105.65
Net Assets (000's) .........................................    $  48,019      $ 17,855
Number of units outstanding, end of period (000's) .........          524           169
Total Return ...............................................      ( 13.26)%     (  2.69)%




                                                                     Years Ended December 31,
                                                             -----------------------------------------
                                                                  2000          1999          1998
                                                             ------------- -------------- ------------
EQ/Alliance Technology (Concluded)
----------------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (c)
Unit Value, end of period ..................................   $  66.46              --           --
Net Assets (000's) .........................................   $ 29,442              --           --
Number of units outstanding, end of period (000's) .........        443              --           --
Total Return ...............................................    ( 33.52)%            --           --

IL Protector - Class B 0.80% (c)
Unit Value, end of period ..................................   $  66.36              --           --
Net Assets (000's) .........................................   $    133              --           --
Number of units outstanding, end of period (000's) .........          2              --           --
Total Return ...............................................    ( 33.61)%            --           --

Survivorship 2000 - Class B 0.90% (c)
Unit Value, end of period ..................................   $  66.31              --           --
Net Assets (000's) .........................................   $  1,857              --           --
Number of units outstanding, end of period (000's) .........         28              --           --
Total Return ...............................................    ( 33.66)%            --           --

EQ/Balanced (h)(u)
------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 212.12      $  214.97      $ 182.49
Net Assets (000's) .........................................   $ 22,273      $   20.852     $ 12,774
Number of units outstanding, end of period (000's) .........        105              97           70
Total Return ...............................................    (  1.32)%        17.79  %      18.11%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 500.27      $  510.02      $ 435.59
Net Assets (000's) .........................................   $457,747      $  496,759     $464,339
Number of units outstanding, end of period (000's) .........        915             974        1,066
Total Return ...............................................    (  1.91)%        17.09  %      17.40%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 166.15      $  169.73      $ 145.25
Net Assets (000's) .........................................   $    665      $      509     $    291
Number of units outstanding, end of period (000's) .........          4               3            2
Total Return ...............................................    (  2.11)%        16.85  %      17.17%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 213.08      $  217.89      $ 186.65
Net Assets (000's) .........................................   $ 22,160      $   21,571     $ 16,612
Number of units outstanding, end of period (000's) .........        104              99           89
Total Return ...............................................    (  2.21)%        16.73  %      17.05%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $ 108.57      $  110.98            --
Net Assets (000's) .........................................   $  5,320      $    1,332           --
Number of units outstanding, end of period (000's) .........         49              12           --
Total Return ...............................................    (  2.17)%        10.98  %         --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                                 ------------------------------------------------------------
                                                                      2002           2001           2000        1999     1998
                                                                 -------------   ------------   ------------   ------   -----
EQ/Balanced (h)(u) (Concluded)
------------------------------
Survivorship 2000 - Class B 0.90% (h)
Unit Value, end of period ....................................     $  99.02        $ 114.49             --     --       --
Net Assets (000's) ...........................................           --              --             --     --       --
Number of units outstanding, end of period (000's) ...........           --              --             --     --       --
Total Return .................................................      ( 13.51)%       (  3.93)%           --     --       --

EQ/Bernstein Diversified Value (g)
----------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................     $ 110.15              --             --     --       --
Net Assets (000's) ...........................................           --              --             --     --       --
Number of units outstanding, end of period (000's) ...........           --              --             --     --       --
Total Return .................................................      (  0.72)%            --             --     --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................     $  82.71              --             --     --       --
Net Assets (000's) ...........................................     $     83              --             --     --       --
Number of units outstanding, end of period (000's) ...........            1              --             --     --       --
Total Return .................................................      ( 16.40)%            --             --     --       --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (g)
Unit Value, end of period ....................................     $  84.16        $  97.45             --     --       --
Net Assets (000's) ...........................................     $ 19,862        $ 16,567             --     --       --
Number of units outstanding, end of period (000's) ...........          236             170             --     --       --
Total Return .................................................      ( 13.64)%       (  0.92)%           --     --       --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (e)
Unit Value, end of period ....................................     $  95.52        $ 111.27       $ 108.58     --       --
Net Assets (000's) ...........................................     $ 79,664        $ 57,860       $    280     --       --
Number of units outstanding, end of period (000's) ...........          834             520              3     --       --
Total Return .................................................      ( 14.16)%          2.48%       (  2.55)%   --       --

Survivorship Incentive Life - Class B 0.60% (e)
Unit Value, end of period ....................................     $  82.03        $  95.56       $  93.25     --       --
Net Assets (000's) ...........................................     $    820        $    478       $    217     --       --
Number of units outstanding, end of period (000's) ...........           10               5              2     --       --
Total Return .................................................      ( 14.16)%          2.48%       (  2.55)%   --       --

IL Protector - Class B 0.80% (g)
Unit Value, end of period ....................................     $  81.91        $  95.61             --     --       --
Net Assets (000's) ...........................................     $    410        $    382             --     --       --
Number of units outstanding, end of period (000's) ...........            5               4             --     --       --
Total Return .................................................      ( 14.33)%       (  2.03)%           --     --       --

Survivorship 2000 - Class B 0.90% (g)
Unit Value, end of period ....................................     $  94.25        $ 110.12             --     --       --
Net Assets (000's) ...........................................     $  7,823        $  7,048             --     --       --
Number of units outstanding, end of period (000's) ...........           83              64             --     --       --
Total Return .................................................      ( 14.41)%       (  2.09)%           --     --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                 Years Ended December 31,
                                                               ------------------------------------------------------------
                                                                   2002            2001           2000        1999     1998
                                                               ------------   -------------   ------------   ------   -----
EQ/Calvert Socially Responsible
-------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 102.86             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      (  4.27)%           --              --     --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ..................................     $  64.54             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      ( 19.40)%           --              --     --       --

Survivorship 2000 - Class B 0.90% (l)
Unit Value, end of period ..................................     $  63.89             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      ( 19.56)%           --              --     --       --

EQ/Capital Guardian International
---------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 106.79             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      (  1.90)%           --              --     --       --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................     $  83.46             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      ( 15.60)%           --              --     --       --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (b)
Unit Value, end of period ..................................     $  69.16       $  81.90        $ 104.15     --       --
Net Assets (000's) .........................................     $  1,314       $    737        $    417     --       --
Number of units outstanding, end of period (000's) .........           19              9               4     --       --
Total Return ...............................................      ( 15.56)%       (21.36)%       ( 19.58)%   --       --

Survivorship 2000 - Class B 0.90% (r)
Unit Value, end of period ..................................     $  68.46       $  81.32        $ 103.73     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      ( 15.81)%       (21.60)%       ( 19.82)%   --       --

EQ/Capital Guardian Research (s)
--------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................     $ 108.94             --              --     --       --
Net Assets (000's) .........................................           --             --              --     --       --
Number of units outstanding, end of period (000's) .........           --             --              --     --       --
Total Return ...............................................      (  2.26)%           --              --     --       --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                Years Ended December 31,
                                                               ----------------------------------------------------------
                                                                    2002         2001         2000         1999      1998
                                                               ------------- ------------ ------------ ------------ -----
EQ/Capital Guardian Research (s) (Concluded)
--------------------------------------------
Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................   $  74.73            --           --           --   --
Net Assets (000's) ...........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) ...........         --            --           --           --   --
Total Return .................................................    ( 22.93)%          --           --           --   --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (b)
Unit Value, end of period ....................................   $  84.46      $ 112.11    $ 114.42     $ 108.04    --
Net Assets (000's) ...........................................   $  9,797      $  2,691    $   1,144           --   --
Number of units outstanding, end of period (000's) ...........        116            24           10           --   --
Total Return .................................................    ( 24.66)%     (  2.02)%       5.92%        7.10%  --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (b)
Unit Value, end of period ....................................   $  82.78      $ 110.55    $ 113.51     $ 107.82    --
Net Assets (000's) ...........................................   $ 39,321      $  5,306    $   1,703    $     108   --
Number of units outstanding, end of period (000's) ...........        475            48           15            1   --
Total Return .................................................    ( 25.12)%     (  2.61)%       5.28%        6.67%  --

IL Protector - Class B 0.80% (b)
Unit Value, end of period ....................................   $  82.22      $ 110.03    $ 113.20     $ 107.75    --
Net Assets (000's) ...........................................   $    411            --           --           --   --
Number of units outstanding, end of period (000's) ...........          5            --           --           --   --
Total Return .................................................    ( 25.27)%     (  2.80)%       5.07%        6.53%  --

Survivorship 2000 - Class B 0.90% (b)
Unit Value, end of period ....................................   $  81.95      $ 109.77    $ 113.05     $ 107.71    --
Net Assets (000's) ...........................................   $  3,032      $    110    $     113           --   --
Number of units outstanding, end of period (000's) ...........         37             1            1           --   --
Total Return .................................................    ( 25.34)%     (  2.90)%       5.07%        6.46%  --

EQ/Capital Guardian U.S. Equity (o)
-----------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 111.76            --           --           --   --
Net Assets (000's) ...........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) ...........         --            --           --           --   --
Total Return .................................................    (  1.73)%          --           --           --   --

Paramount Life - Class A 0.60% (r)
Unit Value, end of period ....................................   $  75.92            --           --           --   --
Net Assets (000's) ...........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) ...........         --            --           --           --   --
Total Return .................................................    ( 22.22)%          --           --           --   --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (b)
Unit Value, end of period ....................................   $  80.24      $ 105.12    $ 107.27     $ 103.56    --
Net Assets (000's) ...........................................   $  2,808      $  1,261    $     429    $     104   --
Number of units outstanding, end of period (000's) ...........         35            12            4            1   --
Total Return .................................................    ( 23.67)%     (  2.01)%       3.58%        3.76%  --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002         2001          2000         1999          1998
                                                             ------------- ------------ ------------- ------------ -------------
EQ/Capital Guardian U.S. Equity (o) (Concluded)
-----------------------------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (b)
Unit Value, end of period ..................................   $  78.64      $ 103.65     $ 106.42     $ 103.35            --
Net Assets (000's) .........................................   $ 20,210      $  7,670     $  1,596     $     413           --
Number of units outstanding, end of period (000's) .........        257            74           15             4           --
Total Return ...............................................    ( 24.13)%     (  2.60)%       2.97%         3.32%          --

IL Protector - Class B 0.80% (b)
Unit Value, end of period ..................................   $  78.12      $ 103.17     $ 106.13     $ 103.28            --
Net Assets (000's) .........................................   $     78            --           --            --           --
Number of units outstanding, end of period (000's) .........          1            --           --            --           --
Total Return ...............................................    ( 24.28)%     (  2.79)%       2.76%         3.28%          --

Survivorship 2000 - Class B 0.90% (b)
Unit Value, end of period ..................................   $  77.86      $ 102.92     $ 105.99     $ 103.25            --
Net Assets (000's) .........................................   $  1,246      $    206           --            --           --
Number of units outstanding, end of period (000's) .........         16             2           --            --           --
Total Return ...............................................    ( 24.36)%     (  2.90)%       2.66%         3.11%          --

EQ/Emerging Markets Equity
--------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 111.41            --           --            --           --
Net Assets (000's) .........................................         --            --           --            --           --
Number of units outstanding, end of period (000's) .........         --            --           --            --           --
Total Return ...............................................       0.40%           --           --            --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $  61.00      $  64.83     $  68.35     $ 114.00      $  58.24
Net Assets (000's) .........................................   $  8,418      $  8,493     $ 11,825     $  13,452     $  2,213
Number of units outstanding, end of period (000's) .........        138           131          173           118           38
Total Return ...............................................    (  5.91)%     (  5.15)%    ( 40.12)%       95.74%      (27.03)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
After, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60%
Unit Value, end of period ..................................   $  59.06      $  63.15     $  66.98     $ 112.39      $  57.77
Net Assets (000's) .........................................   $ 29,294      $ 25,513     $ 25,318     $  23,265     $  4,217
Number of units outstanding, end of period (000's) .........        496           404          378           207           73
Total Return ...............................................    (  6.47)%     (  5.72)%    ( 40.40)%       94.55%      (27.45)%

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  80.07      $  85.61     $  90.81     $ 152.38            --
Net Assets (000's) .........................................   $  1,201      $  1,027     $    636            --           --
Number of units outstanding, end of period (000's) .........         15            12            7            --           --
Total Return ...............................................    (  6.47)%     (  5.73)%    ( 40.41)%       94.57%          --

IL Protector - Class B 0.80%
Unit Value, end of period ..................................   $  58.42      $  62.59     $  66.53     $ 111.86      $  57.61
Net Assets (000's) .........................................   $    175      $    125           --            --           --
Number of units outstanding, end of period (000's) .........          3             2           --            --           --
Total Return ...............................................    (  6.66)%     (  5.92)%    ( 40.52)%       94.18%      (27.60)%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                             --------------------------------------------------------------------
                                                                  2002          2001          2000         1999          1998
                                                             ------------- ------------- ------------- ------------ -------------
EQ/Emerging Markets Equity (Concluded)
--------------------------------------
Survivorship 2000 - Class B 0.90%
Unit Value, end of period ..................................   $  58.11      $  62.32      $  66.30      $ 111.59     $  57.53
Net Assets (000's) .........................................   $  1,860      $  1,558      $  1,724      $  2,120     $    575
Number of units outstanding, end of period (000's) .........         32            25            26            19           10
Total Return ...............................................    (  6.76)%     (  6.01)%     ( 40.59)%       93.97%     ( 27.67)%

EQ/Equity 500 Index (i)
-----------------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 211.57      $ 271.91      $ 308.78      $ 341.51     $ 283.69
Net Assets (000's) .........................................   $ 96,264      $112,027      $118,263      $101,087     $ 49,646
Number of units outstanding, end of period (000's) .........        455           412           383           296          175
Total Return ...............................................    ( 22.19)%     ( 11.94)%     (  9.58)%       20.38%       28.07%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class A 0.60%
Unit Value, end of period ..................................   $ 202.71      $ 262.11      $ 299.46      $ 333.19     $ 278.44
Net Assets (000's) .........................................   $307,916      $396,048      $453,682      $687,371     $360,301
Number of units outstanding, end of period (000's) .........      1,519         1,511         1,515         2,063        1,294
Total Return ...............................................    ( 22.66)%     ( 12.47)%     ( 10.12)%       19.66%       27.30%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 140.26      $ 181.73      $ 208.05      $ 231.94     $ 194.22
Net Assets (000's) .........................................   $  2,805      $  3,453      $  3,537      $  3,479     $  1,942
Number of units outstanding, end of period (000's) .........         20            19            17            15           10
Total Return ...............................................    ( 22.82)%     ( 12.65)%     ( 10.30)%       19.42%       27.05%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 197.37      $ 255.97      $ 293.34      $ 327.37     $ 274.40
Net Assets (000's) .........................................   $ 41,842      $ 54,010      $ 53,388      $ 52,379     $ 31,556
Number of units outstanding, end of period (000's) .........        212           211           182           160          115
Total Return ...............................................    ( 22.89)%     ( 12.74)%     ( 10.39)%       19.30%       26.92%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  66.22      $  85.84      $  98.32      $ 109.66           --
Net Assets (000's) .........................................   $ 57,545      $ 49,358      $ 29,693      $  5,593           --
Number of units outstanding, end of period (000's) .........        869           575           302            51           --
Total Return ...............................................    ( 22.86)%     ( 12.69)%     ( 10.34)%        9.66%          --

Survivorship 2000 - Class B 0.90% (d)
Unit Value, end of period ..................................   $  75.18      $  97.75      $ 112.30            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    ( 23.09)%     ( 12.95)%     ( 10.66)%          --           --

EQ/Evergreen Omega
------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 101.93            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    (  5.46)%          --            --            --           --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                 Years Ended December 31,
                                                               -------------------------------------------------------------
                                                                    2002          2001          2000          1999      1998
                                                               ------------- ------------- ------------- ------------- -----
EQ/Evergreen Omega (Concluded)
------------------------------
IL Plus Original Series, Incentive Life COLI - Class B
0.00% (a)
Unit Value, end of period ....................................   $  59.63      $  78.47      $  94.55      $  98.90    --
Net Assets (000's) ...........................................   $    298      $    314            --            --    --
Number of units outstanding, end of period (000's) ...........          5             4            --            --    --
Total Return .................................................    ( 24.01)%      (17.01)%     ( 11.66)%        9.70%   --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  56.63      $  74.98      $  90.90      $ 103.57    --
Net Assets (000's) ...........................................   $  1,586      $    900      $    455            --    --
Number of units outstanding, end of period (000's) ...........         28            12             5            --    --
Total Return .................................................    ( 24.47)%      (17.51)%     ( 12.24)%        9.06%   --

IL Protector - Class B 0.80% (a)
Unit Value, end of period ....................................   $  58.05      $  77.01      $  93.55      $ 106.81    --
Net Assets (000's) ...........................................         --            --            --            --    --
Number of units outstanding, end of period (000's) ...........         --            --            --            --    --
Total Return .................................................    ( 24.63)%      (17.68)%     ( 12.42)%        6.81%   --

Survivorship 2000 - Class B 0.90% (a)
Unit Value, end of period ....................................   $  57.85      $  76.83      $  93.42      $ 106.77    --
Net Assets (000's) ...........................................         --            --            --            --    --
Number of units outstanding, end of period (000's) ...........         --            --            --            --    --
Total Return .................................................    ( 24.70)%      (17.76)%     ( 12.50)%        6.77%   --

EQ/FI Mid Cap
-------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 108.51            --            --            --    --
Net Assets (000's) ...........................................         --            --            --            --    --
Number of units outstanding, end of period (000's) ...........         --            --            --            --    --
Total Return .................................................    (  0.62)%          --            --            --    --

Paramount Life Agent - Class A 0.60% (v)
Unit Value, end of period ....................................   $  80.95            --            --            --    --
Net Assets (000's) ...........................................         --            --            --            --    --
Number of units outstanding, end of period (000's) ...........         --            --            --            --    --
Total Return .................................................    ( 18.25)%          --            --            --    --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (d)
Unit Value, end of period ....................................   $  70.90      $  86.96      $ 100.42            --    --
Net Assets (000's) ...........................................   $  2,836      $  1,217      $    301            --    --
Number of units outstanding, end of period (000's) ...........         40            14             3            --    --
Total Return .................................................    ( 18.47)%      (13.41)%        0.46%           --    --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             ------------------------------------------------------------------
                                                                  2002          2001         2000         1999         1998
                                                             ------------- ------------- ------------ ------------ ------------
EQ/FI Mid Cap (Concluded)
-------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (e)
Unit Value, end of period ..................................   $  69.91      $  86.26     $ 100.23            --           --
Net Assets (000's) .........................................   $ 26,076      $ 13,025     $   1,103           --           --
Number of units outstanding, end of period (000's) .........        373           151            11           --           --
Total Return ...............................................    ( 18.95)%     ( 13.93)%        0.23%          --           --

IL Protector - Class B 0.80% (e)
Unit Value, end of period ..................................   $  69.58      $  86.03     $ 100.16            --           --
Net Assets (000's) .........................................   $     70            --            --           --           --
Number of units outstanding, end of period (000's) .........          1            --            --           --           --
Total Return ...............................................    ( 19.12)%     ( 14.11)%        0.16%          --           --

Survivorship 2000 - Class B 0.90% (e)
Unit Value, end of period ..................................   $  69.42      $  85.92     $ 100.13            --           --
Net Assets (000's) .........................................   $    902      $    773     $     100           --           --
Number of units outstanding, end of period (000's) .........         13             9             1           --           --
Total Return ...............................................    ( 19.20)%     ( 14.19)%        0.13%          --           --

EQ/FI Small/Mid Cap
-------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 107.13            --            --           --           --
Net Assets (000's) .........................................   $    107            --            --           --           --
Number of units outstanding, end of period (000's) .........          1            --            --           --           --
Total Return ...............................................    (  0.82)%          --            --           --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  80.65            --            --           --           --
Net Assets (000's) .........................................         --            --            --           --           --
Number of units outstanding, end of period (000's) .........         --            --            --           --           --
Total Return ...............................................    ( 22.04)%          --            --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $ 101.79      $ 119.34     $ 114.75     $ 109.14      $ 107.21
Net Assets (000's) .........................................   $ 14,963      $ 10,741     $   6,656    $   5,457     $  5,146
Number of units outstanding, end of period (000's) .........        147            90            58           50           48
Total Return ...............................................    ( 14.71)%        4.00%         5.13%        1.80%     ( 10.02)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000 - Class B 0.60%
Unit Value, end of period ..................................   $  98.37      $ 116.03     $ 112.24     $ 107.40      $ 106.14
Net Assets (000's) .........................................   $ 92,173      $  1,508     $  28,172    $  27,924     $ 29,082
Number of units outstanding, end of period (000's) .........        937            13           251          260          274
Total Return ...............................................    ( 15.22)%        3.37%         4.51%        1.19%     ( 10.55)%

Incentive Life 2000 Sales 1999 and after, Survivorship
Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  95.56      $ 112.71     $ 109.03     $ 104.33            --
Net Assets (000's) .........................................   $  3,345      $ 60,638     $     218           --           --
Number of units outstanding, end of period (000's) .........         35           538             2           --           --
Total Return ...............................................    ( 15.22)%        3.37%         4.51%        1.19%          --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002         2001          2000          1999         1998
                                                             ------------- ------------ ------------- ------------- ------------
EQ/FI Small/Mid Cap (Concluded)
-------------------------------
IL Protector - Class B 0.80%
Unit Value, end of period ..................................   $  97.25     $ 114.94      $ 111.42      $ 106.82      $ 105.78
Net Assets (000's) .........................................   $    486     $     460     $    223      $    214      $    106
Number of units outstanding, end of period (000's) .........          5             4            2             2             1
Total Return ...............................................    ( 15.39)%        3.16%        4.30%         0.99%      ( 10.73)%

Survivorship 2000 - Class B 0.90%
Unit Value, end of period ..................................   $  96.70     $ 114.40      $ 111.01      $ 106.54      $ 105.60
Net Assets (000's) .........................................   $  7,446     $   5,377     $  2,442      $  2,131      $  2,323
Number of units outstanding, end of period (000's) .........         77            47           22            20            22
Total Return ...............................................    ( 15.47)%        3.06%        4.20%         0.88%      ( 10.82)%

Survivorship 2000 - Class B 0.90% (e)
Unit Value, end of period ..................................   $  76.24     $  90.19      $  87.52            --            --
Net Assets (000's) .........................................         --            --           --            --            --
Number of units outstanding, end of period (000's) .........         --            --           --            --            --
Total Return ...............................................    ( 15.47)%        3.05%        4.20%           --            --

EQ/High Yield
-------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ..................................   $ 143.63     $ 147.62      $ 146.24      $ 160.08      $ 165.63
Net Assets (000's) .........................................   $ 19,965     $  18,305     $ 19,011      $ 20,810      $ 19,213
Number of units outstanding, end of period (000's) .........        139           124          130           130           116
Total Return ...............................................    (  2.70)%        0.95%     (  8.65)%     (  3.35)%     (  5.15)%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Paramount Life - Class A 0.60%
Unit Value, end of period ..................................   $ 260.62     $ 269.48      $ 268.57      $ 295.76      $ 307.87
Net Assets (000's) .........................................   $ 87,308     $  89,737     $ 92,120      $118,304      $140,081
Number of units outstanding, end of period (000's) .........        335           333          343           400           455
Total Return ...............................................    (  3.29)%        0.34%     (  9.19)%     (  3.93)%     (  5.72)%

IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 105.76     $ 109.58      $ 109.43      $ 120.75      $ 125.95
Net Assets (000's) .........................................   $    740     $     657     $    657      $    604      $    630
Number of units outstanding, end of period (000's) .........          7             6            6             5             5
Total Return ...............................................    (  3.49)%        0.14%     (  9.38)%     (  4.13)%     (  5.91)%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 159.39     $ 165.31      $ 165.25      $ 182.53      $ 190.58
Net Assets (000's) .........................................   $  7,332     $   7,439     $  7,602      $  8,761      $  8,957
Number of units outstanding, end of period (000's) .........         46            45           46            48            47
Total Return ...............................................    (  3.58)%        0.03%     (  9.47)%     (  4.22)%     (  6.00)%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  74.96     $  77.70      $  77.64      $  85.73            --
Net Assets (000's) .........................................   $  8,845     $   4,740     $  1,863      $    257            --
Number of units outstanding, end of period (000's) .........        118            61           24             3            --
Total Return ...............................................    (  3.53)%        0.08%     (  9.44)%     (  4.16)%          --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                              Years Ended December 31,
                                                             -----------------------------------------------------------
                                                                  2002          2001          2000         1999     1998
                                                             ------------- ------------- ------------- ----------- -----
EQ/High Yield (Concluded)
-------------------------
Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................   $  73.96      $  76.90      $  77.07      $  85.36  --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    (  3.82)%      ( 0.22)%     (  9.71)%    (  4.45)% --

EQ/International Equity Index
-----------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 104.71            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    (  2.54)%          --            --           --   --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  81.78            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    ( 17.37)%          --            --           --   --

Incentive Life 2000 Sales 1999 and after Incentive Life
Plus - Class B 0.60% (a)
Unit Value, end of period ..................................   $  63.10      $  77.32      $ 104.37     $ 127.44   --
Net Assets (000's) .........................................   $    422      $    309      $    209           --   --
Number of units outstanding, end of period (000's) .........          7             4             2           --   --
Total Return ...............................................    ( 18.39)%      (25.91)%     ( 18.11)%      26.70%  --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  62.25      $  76.28      $ 102.96     $ 125.72   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    ( 18.39)%      (25.91)%     ( 18.11)%      25.72%  --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  62.26      $  76.52      $ 103.61     $ 126.89   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    ( 18.64)%      (26.14)%     ( 18.35)%      26.32%  --

EQ/J.P. Morgan Core Bond
------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 102.25            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................       2.18%           --            --           --   --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $ 108.95            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................       7.30%           --            --           --   --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                 Years Ended December 31,
                                                               ------------------------------------------------------------
                                                                    2002          2001          2000         1999      1998
                                                               ------------- ------------- ------------- ------------ -----
EQ/J.P. Morgan Core Bond (Concluded)
------------------------------------
Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus - Class B 0.60% (a)
Unit Value, end of period ....................................   $ 132.34      $ 121.50      $ 113.24      $ 102.19   --
Net Assets (000's) ...........................................   $  7,411      $  2,795      $    340            --   --
Number of units outstanding, end of period (000's) ...........         56            23             3            --   --
Total Return .................................................       8.92%         7.29%        10.82%         0.45%  --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $ 130.09      $ 119.43      $ 111.31      $ 100.44   --
Net Assets (000's) ...........................................   $  4,553      $  1,911      $    668            --   --
Number of units outstanding, end of period (000's) ...........         35            16             6            --   --
Total Return .................................................       8.92%         7.29%        10.82%         0.45%  --

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ....................................   $ 130.58      $ 120.25      $ 112.42      $ 101.74   --
Net Assets (000's) ...........................................         --            --            --            --   --
Number of units outstanding, end of period (000's) ...........         --            --            --            --   --
Total Return .................................................       8.59%         6.97%         9.99%      (  2.48)% --

EQ/Janus Large Cap Growth
-------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 103.96            --            --            --   --
Net Assets (000's) ...........................................         --            --            --            --   --
Number of units outstanding, end of period (000's) ...........         --            --            --            --   --
Total Return .................................................    (  5.93)%          --            --            --   --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................   $  44.64            --            --            --   --
Net Assets (000's) ...........................................         --            --            --            --   --
Number of units outstanding, end of period (000's) ...........         --            --            --            --   --
Total Return .................................................    ( 24.00)%          --            --            --   --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (e)
Unit Value, end of period ....................................   $  45.27      $  64.96      $  84.32            --   --
Net Assets (000's) ...........................................   $  2,535      $  2,014      $    337            --   --
Number of units outstanding, end of period (000's) ...........         56            31             4            --   --
Total Return .................................................    ( 30.31)%     ( 22.96)%     ( 15.70)%          --   --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (e)
Unit Value, end of period ....................................   $  44.64      $  64.44      $  84.15            --   --
Net Assets (000's) ...........................................   $ 12,633      $ 11,148      $  3,029            --   --
Number of units outstanding, end of period (000's) ...........        283           173            36            --   --
Total Return .................................................    ( 30.73)%     ( 23.42)%     ( 15.85)%          --   --

IL Protector - Class B 0.80% (e)
Unit Value, end of period ....................................   $  44.43      $  64.27      $  84.10            --   --
Net Assets (000's) ...........................................   $     44      $     64            --            --   --
Number of units outstanding, end of period (000's) ...........          1             1            --            --   --
Total Return .................................................    ( 30.87)%     ( 23.58)%     ( 15.90)%          --   --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                              Years Ended December 31,
                                                             -----------------------------------------------------------
                                                                  2002          2001          2000         1999     1998
                                                             ------------- ------------- ------------- ----------- -----
EQ/Janus Large Cap Growth (Concluded)
-------------------------------------
Survivorship 2000 - Class B 0.90% (e)
Unit Value, end of period ..................................   $  44.32      $  64.18      $  84.07           --   --
Net Assets (000's) .........................................   $    576      $    385      $    168           --   --
Number of units outstanding, end of period (000's) .........         13             6             2           --   --
Total Return ...............................................    ( 30.94)%     ( 23.66)%     ( 15.93)%         --   --

EQ/Lazard Small Cap Value
-------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 109.56            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    (  1.84)%          --            --           --   --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus - Class B 0.60% (e)
Unit Value, end of period ..................................   $ 115.35      $ 134.71      $ 115.10           --   --
Net Assets (000's) .........................................   $  1,384      $  1,482      $    115           --   --
Number of units outstanding, end of period (000's) .........         12            11             1           --   --
Total Return ...............................................    ( 14.37)%       17.04%        17.81%          --   --

Survivorship Incentive Life - Class B 0.60% (e)
Unit Value, end of period ..................................   $ 112.31      $ 131.16      $ 112.07           --   --
Net Assets (000's) .........................................   $  1,011      $    787            --           --   --
Number of units outstanding, end of period (000's) .........          9             6            --           --   --
Total Return ...............................................    ( 14.37)%       17.04%        17.81%          --   --

Survivorship 2000 - Class B 0.90% (a)
Unit Value, end of period ..................................   $ 113.81      $ 133.32      $ 114.26     $ 97.28    --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    ( 14.63)%       16.68%        17.45%        0.82%  --

EQ/Marsico Focus
----------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $  96.87            --            --           --   --
Net Assets (000's) .........................................         --            --            --           --   --
Number of units outstanding, end of period (000's) .........         --            --            --           --   --
Total Return ...............................................    (  6.15)%          --            --           --   --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (f)
Unit Value, end of period ..................................   $  93.97      $ 106.25            --           --   --
Net Assets (000's) .........................................   $  2,819            --            --           --   --
Number of units outstanding, end of period (000's) .........         30            --            --           --   --
Total Return ...............................................    ( 11.56)%        6.25%           --           --   --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                 Years Ended December 31,
                                                             -----------------------------------------------------------------
                                                                  2002         2001         2000         1999         1998
                                                             ------------- ------------ ------------ ------------ ------------
EQ/Marsico Focus (Concluded)
----------------------------
Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60% (f)
Unit Value, end of period ..................................   $  93.27     $ 106.09            --           --           --
Net Assets (000's) .........................................   $ 17,535     $     637           --           --           --
Number of units outstanding, end of period (000's) .........        188             6           --           --           --
Total Return ...............................................    ( 12.08)%        6.09%          --           --           --

IL Protector - Class B 0.80% (f)
Unit Value, end of period ..................................   $  93.03     $ 106.04            --           --           --
Net Assets (000's) .........................................   $     93            --           --           --           --
Number of units outstanding, end of period (000's) .........          1            --           --           --           --
Total Return ...............................................    ( 12.27)%        6.04%          --           --           --

Survivorship 2000 - Class B 0.90% (f)
Unit Value, end of period ..................................   $  92.92     $ 106.01            --           --           --
Net Assets (000's) .........................................   $  1,022     $     106           --           --           --
Number of units outstanding, end of period (000's) .........         11             1           --           --           --
Total Return ...............................................    ( 12.35)%        6.01%          --           --           --

EQ/Mercury Basic Value Equity
-----------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 113.43            --           --           --           --
Net Assets (000's) .........................................         --            --           --           --           --
Number of units outstanding, end of period (000's) .........         --            --           --           --           --
Total Return ...............................................    (  1.08)%          --           --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $ 152.72     $ 183.25     $ 173.64     $ 155.30      $ 130.57
Net Assets (000's) .........................................   $ 19,243     $  17,592    $  12,676    $   6,678     $  2,873
Number of units outstanding, end of period (000's) .........        126            96           73           43           22
Total Return ...............................................    ( 16.66)%        5.53%       11.81%       19.00%       11.59%

Incentive Life, Incentive Life 2000, Incentive Life Plus ,
Champion 2000, Incentive Life 2000 Series 1999 and
after, Survivorship Incentive Life - Class B 0.60%
Unit Value, end of period ..................................   $ 147.60     $ 178.18     $ 169.86     $ 152.83      $ 129.27
Net Assets (000's) .........................................   $ 81,475     $  68,777    $  35,161    $  29,649     $ 15,512
Number of units outstanding, end of period (000's) .........        552           386          207          194          120
Total Return ...............................................    ( 17.16)%        4.90%       11.14%       18.23%       10.91%

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  96.52     $ 116.52     $ 111.08     $  99.95            --
Net Assets (000's) .........................................   $  3,378     $   2,330    $     778    $     200           --
Number of units outstanding, end of period (000's) .........         35            20            7            2           --
Total Return ...............................................    ( 17.16)%        4.90%       11.14%       18.23%          --

IL Protector - Class B 0.80%
Unit Value, end of period ..................................   $ 145.92     $ 176.51     $ 168.61     $ 152.01      $ 128.84
Net Assets (000's) .........................................   $    584     $     706    $     506    $     304     $    129
Number of units outstanding, end of period (000's) .........          4             4            3            2            1
Total Return ...............................................    ( 17.33)%        4.69%       10.92%       17.98%     ( 22.57)%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002          2001          2000         1999         1998
                                                             ------------- ------------- ------------- ------------ ------------
EQ/Mercury Basic Value Equity (Concluded)
-----------------------------------------
Survivorship Incentive Life - Class B 0.90% (a)
Unit Value, end of period ..................................   $ 145.09      $ 175.68      $ 167.99      $ 151.61    $ 128.62
Net Assets (000's) .........................................   $  8,415      $  8,081      $  4,368      $  2,881    $   1,543
Number of units outstanding, end of period (000's) .........         58            46            26            19           12
Total Return ...............................................    ( 17.41)%        4.58         10.81%        17.87%       10.58%

EQ/MFS Emerging Growth Companies
--------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 102.92            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    (  4.69)%          --            --            --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  69.16            --            --            --           --
Net Assets (000's) .........................................         --            --            --            --           --
Number of units outstanding, end of period (000's) .........         --            --            --            --           --
Total Return ...............................................    ( 27.95)%          --            --            --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $ 100.56      $ 153.10      $ 232.15      $ 286.03    $ 164.70
Net Assets (000's) .........................................   $ 14,983      $ 24,190      $ 33,662      $ 28,031    $   5,106
Number of units outstanding, end of period (000's) .........        149           158           145            98           31
Total Return ...............................................    ( 34.32)%     ( 34.05)%     ( 18.56)%       73.62%       34.51%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship Incentive Life - Class B 0.60%
Unit Value, end of period ..................................   $  97.18      $ 148.86      $ 227.09      $ 281.48    $ 163.05
Net Assets (000's) .........................................   $104,566      $173,124      $254,795      $193,377    $  47,121
Number of units outstanding, end of period (000's) .........      1,076         1,163         1,122           687          289
Total Return ...............................................    ( 34.72)%     ( 34.45)%     ( 19.32)%       72.63%       33.71%

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  55.84      $  85.53      $ 130.48      $ 161.73           --
Net Assets (000's) .........................................   $    223      $  6,329      $  5,480      $    485           --
Number of units outstanding, end of period (000's) .........          4            74            42             3           --
Total Return ...............................................    ( 34.72)%     ( 34.45)%     ( 19.32)%       72.63%          --

IL Protector - Class B 0.80%
Unit Value, end of period ..................................   $  96.08      $ 147.47      $ 225.42      $ 279.97    $ 162.51
Net Assets (000's) .........................................   $    865      $  1,327      $  1,578      $  1,400    $     325
Number of units outstanding, end of period (000's) .........          9             9             7             5            2
Total Return ...............................................    ( 34.85)%     ( 34.57)%     ( 19.48)%       72.28%       33.45%

Survivorship 2000 - Class B 0.90%
Unit Value, end of period ..................................   $  95.53      $ 146.78      $ 224.60      $ 279.22    $ 162.23
Net Assets (000's) .........................................   $  6,687      $ 11,155      $ 17,070      $ 14,799    $   3,407
Number of units outstanding, end of period (000's) .........         70            76            76            53           21
Total Return ...............................................    ( 34.92)%     ( 34.65)%     ( 19.56)%       72.11%       33.31%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                               -----------------------------------------------------------------
                                                                   2002          2001         2000         1999         1998
                                                               ------------ ------------- ------------ ------------ ------------
EQ/MFS Investors Trust
----------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 103.45           --            --           --           --
Net Assets (000's) ...........................................         --           --            --           --           --
Number of units outstanding, end of period (000's) ...........         --           --            --           --           --
Total Return .................................................    (  4.00)%         --            --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (a)
Unit Value, end of period ....................................   $  68.22     $  86.36      $ 102.79     $ 103.50           --
Net Assets (000's) ...........................................   $    682     $    518      $    411     $    104           --
Number of units outstanding, end of period (000's) ...........         10            6             4            1           --
Total Return .................................................    ( 21.01)%    ( 15.98)%     (  0.77)%       8.76%          --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Survivorship
Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  66.76     $  85.03      $ 101.82     $ 103.15           --
Net Assets (000's) ...........................................   $  4,807     $  3,486      $  1,731     $    309           --
Number of units outstanding, end of period (000's) ...........         72           41            17            3           --
Total Return .................................................    ( 21.49)%    ( 16.49)%     (  1.29)%       8.06%          --

IL Protector - Class B 0.80% (a)
Unit Value, end of period ....................................   $  66.28     $  84.59      $ 101.50     $ 103.03           --
Net Assets (000's) ...........................................         --           --            --           --           --
Number of units outstanding, end of period (000's) ...........         --           --            --           --           --
Total Return .................................................    ( 21.65)%    ( 16.66)%     (  1.48)%       7.85%          --

Survivorship 2000 Class - B 0.90% (a)
Unit Value, end of period ....................................   $  66.05     $  84.37      $ 101.34     $ 102.97           --
Net Assets (000's) ...........................................   $    792     $     84      $    101           --           --
Number of units outstanding, end of period (000's) ...........         12            1             1           --           --
Total Return .................................................    ( 21.71)%    ( 16.74)%     (  1.58)%       7.74%          --

EQ/Money Market
---------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
0.00%
Unit Value, end of period ....................................   $ 145.34     $ 143.20      $ 137.89     $ 129.78     $ 123.62
Net Assets (000's) ...........................................   $108,133     $ 86,206      $ 68,393     $ 55,546     $ 32,759
Number of units outstanding, end of period (000's) ...........        744          602           496          428          265
Total Return .................................................       1.49%        3.85%         6.24%        4.96%        5.34%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Paramount Life - Class A 0.60%
Unit Value, end of period ....................................   $ 221.88     $ 219.94      $ 213.06     $ 201.73     $ 193.32
Net Assets (000's) ...........................................   $237,855     $273,605      $267,177     $248,531     $203,373
Number of units outstanding, end of period (000's) ...........      1,072        1,244         1,254        1,232        1,052
Total Return .................................................       0.88%        3.23%         5.62%        4.35%        4.71%


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                  2002          2001         2000          1999         1998
                                                             ------------- ------------- ------------ ------------- ------------
EQ/Money Market (Concluded)
---------------------------
IL Protector - Class A 0.80%
Unit Value, end of period ..................................   $ 128.12      $ 127.25     $ 123.52      $ 117.19     $ 112.53
Net Assets (000's) .........................................   $    512      $    509     $     494     $    586     $     788
Number of units outstanding, end of period (000's) .........          4             4             4            5             7
Total Return ...............................................       0.68%         3.02%         5.40%        4.14%         4.50%

Survivorship 2000 - Class A 0.90%
Unit Value, end of period ..................................   $ 143.37      $ 142.55     $ 138.51      $ 131.54     $ 126.44
Net Assets (000's) .........................................   $ 18,495      $ 19,672     $  23,685     $ 20,520     $  15,679
Number of units outstanding, end of period (000's) .........        129           138           171          156           124
Total Return ...............................................       0.58%         2.92%         5.30%        4.04%         4.39%

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus, Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $ 115.79      $ 115.07     $ 111.78      $ 106.09            --
Net Assets (000's) .........................................   $106,411      $ 89,524     $  38,005     $ 16,868            --
Number of units outstanding, end of period (000's) .........        919           778           340          159            --
Total Return ...............................................       0.63%         2.94%         5.36%        4.10%           --

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................   $ 114.25      $ 113.88     $ 110.96      $ 105.63            --
Net Assets (000's) .........................................         --            --            --           --            --
Number of units outstanding, end of period (000's) .........         --            --            --           --            --
Total Return ...............................................       0.32%         2.63%         5.05%        3.78%           --

EQ/Putnam Growth & Income Value
-------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 109.02            --            --           --            --
Net Assets (000's) .........................................         --            --            --           --            --
Number of units outstanding, end of period (000's) .........         --            --            --           --            --
Total Return ...............................................    (  1.66)%          --            --           --            --

IL Plus Original Series, Incentive Life COLI - Class B
0.00%
Unit Value, end of period ..................................   $ 104.17      $ 128.70     $ 138.10      $ 129.34     $ 131.12
Net Assets (000's) .........................................   $  5,104      $  5,405     $   4,972     $  3,622     $   2,229
Number of units outstanding, end of period (000's) .........         49            42            36           28            17
Total Return ...............................................    ( 19.06)%     (  6.81)%        6.78%     (  1.36)%       12.82%

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after - Class B 0.60%
Unit Value, end of period ..................................   $ 100.68      $ 125.14     $ 135.09      $ 127.28     $ 129.81
Net Assets (000's) .........................................   $ 17,619      $ 19,897     $  16,616     $ 16,165     $  12,981
Number of units outstanding, end of period (000's) .........        175           159           123          127           100
Total Return ...............................................    ( 19.55)%     (  7.37)%        6.14%     (  1.95)%       12.14%

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  70.66      $  87.82     $  94.81      $  89.32            --
Net Assets (000's) .........................................   $  1,555      $  1,405     $     758     $     89            --
Number of units outstanding, end of period (000's) .........         22            16             8            1            --
Total Return ...............................................    ( 19.55)%     (  7.37)%        6.14%     (  1.95)%          --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                               -----------------------------------------------------------------
                                                                    2002         2001         2000         1999         1998
                                                               ------------- ------------ ------------ ------------ ------------
EQ/Putnam Growth & Income Value (Concluded)
-------------------------------------------
IL Protector - Class B 0.80%
Unit Value, end of period ....................................   $  99.53      $ 123.96     $ 134.10     $ 126.60    $ 129.37
Net Assets (000's) ...........................................   $    199      $    248     $    268     $    253    $     129
Number of units outstanding, end of period (000's) ...........          2             2            2            2            1
Total Return .................................................    ( 19.71)%     (  7.56)%       5.92%     (  2.14)%      11.92%

Survivorship 2000 - Class B 0.90%
Unit Value, end of period ....................................   $  98.97      $ 123.38     $ 133.60     $ 126.25    $ 129.15
Net Assets (000's) ...........................................   $  1,781      $  1,974     $  1,870     $  1,768    $   1,292
Number of units outstanding, end of period (000's) ...........         18            16           14           14           10
Total Return .................................................    ( 19.78)%     (  7.65)%       5.82%     (  2.25)%      11.80%

EQ/Putnam International Equity (n)
----------------------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ....................................   $ 105.66            --           --           --           --
Net Assets (000's) ...........................................         --            --           --           --           --
Number of units outstanding, end of period (000's) ...........         --            --           --           --           --
Total Return .................................................    (  1.56)%          --           --           --           --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ....................................   $  81.60            --           --           --           --
Net Assets (000's) ...........................................         --            --           --           --           --
Number of units outstanding, end of period (000's) ...........         --            --           --           --           --
Total Return .................................................    ( 17.98)%          --           --           --           --

IL Plus Original Series, Incentive Life COLI - Class B
0.00% (l)
Unit Value, end of period ....................................   $  79.03            --           --           --           --
Net Assets (000's) ...........................................   $ 10,590            --           --           --           --
Number of units outstanding, end of period (000's) ...........        134            --           --           --           --
Total Return .................................................    ( 17.87)%          --           --           --           --

Incentive Life, Incentive Life 2000, Incentive Life Plus,
Champion 2000, Incentive Life 2000 Sales 1999 and
after, Surivorship Incentive Life - Class B 0.60% (l)
Unit Value, end of period ....................................   $  85.28            --           --           --           --
Net Assets (000's) ...........................................   $ 43,237            --           --           --           --
Number of units outstanding, end of period (000's) ...........        507            --           --           --           --
Total Return .................................................    ( 18.18)%          --           --           --           --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ....................................   $  83.52      $ 100.79     $ 129.21     $ 148.24           --
Net Assets (000's) ...........................................   $    919      $    605     $    388           --           --
Number of units outstanding, end of period (000's) ...........         11             6            3           --           --
Total Return .................................................    ( 17.14)%     ( 22.00)%    ( 12.84)%      59.29%          --

IL Protector - Class B 0.80% (l)
Unit Value, end of period ....................................   $  76.92            --           --           --           --
Net Assets (000's) ...........................................   $    231            --           --           --           --
Number of units outstanding, end of period (000's) ...........          3            --           --           --           --
Total Return .................................................    ( 18.29)%          --           --           --           --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Continued)


                                                                              Years Ended December 31,
                                                             ----------------------------------------------------------
                                                                  2002         2001         2000         1999      1998
                                                             ------------- ------------ ------------ ------------ -----
EQ/Putnam International Equity (n) (Concluded)
----------------------------------------------
Survivorship 2000 - Class B 0.90% (a)
Unit Value, end of period ..................................   $  84.14      $ 101.85     $ 130.96    $ 150.71    --
Net Assets (000's) .........................................   $  4,964            --           --           --   --
Number of units outstanding, end of period (000's) .........         59            --           --           --   --
Total Return ...............................................    ( 17.39)%     ( 22.23)%    ( 13.10)%      58.81%  --

EQ/Putnam Voyager (q)
---------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 102.48            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    (  5.60)%          --           --           --   --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus - Class B 0.60% (a)
Unit Value, end of period ..................................   $  63.54      $  86.79     $ 115.58    $ 141.41    --
Net Assets (000's) .........................................   $  1,080      $  1,028     $    578           --   --
Number of units outstanding, end of period (000's) .........         17            13            5           --   --
Total Return ...............................................    ( 26.79)%     ( 24.91)%    ( 18.27)%      29.48%  --

Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  55.78      $  76.19     $ 101.47    $ 124.14    --
Net Assets (000's) .........................................   $    279      $    305     $    203           --   --
Number of units outstanding, end of period (000's) .........          5             4            2           --   --
Total Return ...............................................    ( 26.79)%     ( 24.91)%    ( 18.26)%      29.48%  --

Survivorship 2000 - Class B 0.90% (b)
Unit Value, end of period ..................................   $  62.69      $  85.89     $ 114.73    $ 140.79    --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    ( 27.01)%     ( 25.14)%    ( 18.51)%      29.09%  --

EQ/Small Company Index
----------------------
Incentive Life '02, Survivorship Incentive Life '02 -
Class A 0.00% (r)
Unit Value, end of period ..................................   $ 111.41            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    (  0.43)%          --           --           --   --

Paramount Life - Class A 0.60% (v)
Unit Value, end of period ..................................   $  76.53            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    ( 25.07)%          --           --           --   --

Incentive Life 2000 Sales 1999 and after, Incentive Life
Plus - Class B 0.60% (a)
Unit Value, end of period ..................................   $  89.02      $ 113.24     $ 111.63    $ 116.25    --
Net Assets (000's) .........................................   $    445      $    566           --           --   --
Number of units outstanding, end of period (000's) .........          5             5           --           --   --
Total Return ...............................................    ( 21.39)%        1.44%     (  3.98)%      20.00%  --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements

December 31, 2002


7. Accumulation Unit Values


                                                                              Years Ended December 31,
                                                             ----------------------------------------------------------
                                                                  2002         2001         2000         1999      1998
                                                             ------------- ------------ ------------ ------------ -----
EQ/Small Company Index (Concluded)
----------------------------------
Survivorship Incentive Life - Class B 0.60% (a)
Unit Value, end of period ..................................   $  87.88     $ 111.79      $ 110.20    $ 114.76    --
Net Assets (000's) .........................................   $     88            --           --           --   --
Number of units outstanding, end of period (000's) .........          1            --           --           --   --
Total Return ...............................................    ( 21.39)%        1.44%     (  3.97)%      14.76%  --

Survivorship 2000 - Class B 0.90% (k)
Unit Value, end of period ..................................   $  87.83     $ 112.07      $ 110.81    $ 115.75    --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................    ( 21.63)%        1.13%     (  4.26)%      19.64%  --

MFS Mid Cap Growth
------------------
Paramount Life - Class A 0.60% (q)
Unit Value, end of period ..................................   $  78.30            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................       6.10%           --           --           --   --

PIMCO Renaissance
-----------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life 02 - Class A 0.00%
(r)
Unit Value, end of period ..................................   $ 119.73            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................       2.83%           --           --           --   --

Paramount Life - Class A 0.60 % (q)
Unit Value, end of period ..................................   $  87.10            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................       4.66%           --           --           --   --

PIMCO Total Return
------------------
Paramount Life - Class A 0.60% (q)
Unit Value, end of period ..................................   $ 107.65            --           --           --   --
Net Assets (000's) .........................................         --            --           --           --   --
Number of units outstanding, end of period (000's) .........         --            --           --           --   --
Total Return ...............................................       6.57%           --           --           --   --

U.S. Real Estate
----------------
IL Plus Original Series, Incentive Life COLI, Incentive
Life '02, Survivorship Incentive Life '02 - Class A
  0.00% (r)
Unit Value, end of period ..................................   $ 105.10            --           --           --   --
Net Assets (000's) .........................................   $  1,261            --           --           --   --
Number of units outstanding, end of period (000's) .........         12            --           --           --   --
Total Return ...............................................       2.84%           --           --           --   --


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2002


7. Accumulation Unit Values (Concluded)


                                                                           Years Ended December 31,
                                                               ------------------------------------------------
                                                                    2002        2001     2000     1999     1998
                                                               -------------   ------   ------   ------   -----
Vanguard VIF Equity Index
------------------------------------------------------------
Paramount Life Class A 0.60% (v)
Unit Value, end of period ..................................     $  77.35      --       --       --       --
Net Assets (000's) .........................................     $     77      --       --       --       --
Number of units outstanding, end of period (000's) .........            1      --       --       --       --
Total Return ...............................................       (19.51)%    --       --       --       --

(a) Units were made available for sale on June 4, 1999.
(b) Units were made available for sale on August 30, 1999.
(c) Units were made available for sale on May 22, 2000.
(d) Units were made available for sale on June 22, 2000.
(e) Units were made available for sale on October 22, 2000.
(f) Units were made available for sale on October 22, 2001.
(g) A substitution of T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Portfolio occurred on May 18, 2001 (See Note 5).
(h) A substitution of Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced and Mercury World Strategy Portfolios for EQ/Balanced Portfolio occurred on May 18, 2001 (See Note 5).
(i) A substitution of the BT Equity 500 Index Portfolio for the EQ/Equity 500 Index Portfolio occurred on October 6, 2000 (See Note 5).
(j) Units were made available for sale on April 26, 2002.
(k) Units were made available for sale on January 1, 1999.
(l) Units were made available for sale on May 13, 2002.
(m) Units were made available for sale March 31, 2002.
(n) A substitution of EQ/T. Rowe Price International Portfolio for EQ/Putnam International Equity Portfolio occurred on April 26, 2002 (See Note 5).
(o) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002 (See Note 5).
(p) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002 (See Note 5).
(q) Units were made available for sale on August 5, 2002.
(r) Units were made available for sale on November 5, 2002.
(s) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002 (See Note 5).
(t) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002 (See Note 5).
(u) A substitution of EQ/Alliance Growth Investors Portfolio for the EQ/Balanced Portfolio occurred on November 22, 2002 (See Note 5).
(v) Units were made available for sale on April 15, 2002.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Concluded)

December 31, 2002


8. Investment Income Ratio

Shown below is the Investment Income ratio throughout the periods indicated. These amounts represent the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying Fund in which the Account invests.



                                                                     Years Ended December 31,
                                                  --------------------------------------------------------------
                                                     2002         2001         2000         1999         1998
                                                  ----------   ----------   ----------   ----------   ----------
AXA Premier VIP Core Bond .....................   3.68%          --            --           --           --
AXA Premier VIP Health Care ...................     --           --            --           --           --
AXA Premier VIP International Equity ..........     --           --            --           --           --
AXA Premier VIP Large Cap Core Equity .........   0.17%          --            --           --           --
AXA Premier VIP Large Cap Growth ..............     --           --            --           --           --
AXA Premier VIP Large Cap Value ...............     --           --            --           --           --
AXA Premier VIP Small/Mid Cap Growth ..........     --           --            --           --           --
AXA Premier VIP Small/Mid Cap Value ...........     --           --            --           --           --
AXA Premier VIP Technology ....................     --           --            --           --           --
Davis Value ...................................   1.14%          --            --           --           --
EQ/Aggressive Stock ...........................   0.01%        0.49%         0.36%        0.33%        0.45%
EQ/Alliance Common Stock ......................   0.05%        2.37%         0.61%        0.59%        0.61%
EQ/Alliance Growth and Income .................   1.43%        1.03%         0.94%        0.27%        0.33%
EQ/Alliance Intermediate Government
 Securities ...................................   5.01%        4.25%         5.48%        5.14%        5.11%
EQ/Alliance International .....................     --         1.61%         0.45%          --         1.89%
EQ/Alliance Premier Growth ....................     --           --          0.93%        0.76%          --
EQ/Alliance Quality Bond ......................   4.07%        3.06%         7.32%        5.34%        5.53%
EQ/Alliance Small Cap Growth ..................     --         1.04%           --           --         0.01%
EQ/Alliance Technology ........................     --         0.01%           --           --           --
EQ/Balanced ...................................   1.63%        2.85%         3.23%        2.75%        2.65%
EQ/Bernstein Diversified Value ................   1.53%        1.39%         2.16%          --           --
EQ/Calvert Socially Responsible ...............     --           --            --           --           --
EQ/Capital Guardian International .............   1.71%        1.87%         0.66%          --           --
EQ/Capital Guardian Research ..................   0.37%        0.26%         2.11%        0.48%          --
EQ/Capital Guardian US Equity .................   0.54%        0.48%         2.75%        1.56%          --
EQ/Emerging Markets Equity ....................     --           --          7.80%        1.77%        0.48%
EQ/Equity 500 Index ...........................   1.17%        1.04%         0.64%        1.12%        1.15%
EQ/Evergreen Omega ............................     --         0.01%         0.36%        1.04%          --
EQ/FI Mid Cap .................................   0.02%        0.24%         0.39%          --           --
EQ/FI Small/Mid Cap Value .....................   0.65%        0.71%         1.01%        0.18%        0.51%
EQ/High Yield .................................   9.16%        9.74%        10.46%       10.74%       10.51%
EQ/International Equity Index .................   1.27%        0.33%         0.54%        4.28%          --
EQ/J.P. Morgan Core Bond ......................   6.36%        6.57%        12.68%       13.75%          --
EQ/Janus Large Cap Growth .....................     --         0.01%         0.33%          --           --
EQ/Lazard Small Cap Value .....................   0.76%        7.28%         5.58%          --           --
EQ/Marsico Focus ..............................   0.04%          --            --           --           --
EQ/Mercury Basic Value Equity .................   1.20%        3.87%         5.50%        8.01%        6.05%
EQ/MFS Emerging Growth Companies ..............     --         0.02%         2.02%        2.92%          --
EQ/MFS Investors Trust ........................   0.73%        0.54%         0.54%        0.92%          --
EQ/Money Market ...............................   1.36%        3.41%         5.76%        4.74%        5.00%
EQ/Putnam Growth & Income Value ...............   1.45%        1.02%         1.05%        7.93%        2.20%
EQ/Putnam International Equity ................   1.34%        0.96%        16.34%       20.47%          --
EQ/Putnam Voyager .............................   0.13%          --          1.03%        5.87%          --
EQ/Small Company Index ........................   0.68%        1.15%        15.71%          --           --
MFS Mid Cap Growth ............................     --           --            --           --           --
PIMCO Renaissance .............................   1.01%          --            --           --           --
PIMCO Total Return ............................   6.80%          --            --           --           --
U.S. Real Estate ..............................   9.14%          --            --           --           --
Vanguard VIF Equity Index .....................     --           --            --           --           --

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial condition of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2002 and December 31, 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its method of accounting for variable annuity products that contain guaranteed minimum death benefit and guaranteed minimum income benefit features, and its method of accounting for intangible and long-lived assets in 2002.




/s/ PricewaterhouseCoopers LLP
New York, New York
February 4, 2003

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                                                DECEMBER 31         December 31,
                                                                                   2002                 2001
                                                                              -----------------    -----------------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    26,278.9        $    23,265.9
  Mortgage loans on real estate.............................................        3,746.2              4,333.3
  Equity real estate........................................................          717.3                875.7
  Policy loans..............................................................        4,035.6              4,100.7
  Other equity investments..................................................          720.3                756.6
  Other invested assets.....................................................        1,327.6                686.0
                                                                              -----------------    -----------------
      Total investments.....................................................       36,825.9             34,018.2
Cash and cash equivalents...................................................          269.6                680.0
Cash and securities segregated, at estimated fair value.....................        1,174.3              1,415.2
Broker-dealer related receivables...........................................        1,446.2              1,950.9
Deferred policy acquisition costs...........................................        5,801.0              5,513.7
Goodwill and other intangible assets, net...................................        3,503.8              3,370.2
Amounts due from reinsurers.................................................        2,351.7              2,237.0
Loans to affiliates, at estimated fair value................................          413.0                400.0
Other assets................................................................        4,028.7              3,754.1
Separate Accounts assets....................................................       39,012.1             46,947.3
                                                                              -----------------    -----------------
TOTAL ASSETS................................................................  $    94,826.3        $    100,286.6
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    23,037.5        $    20,939.1
Future policy benefits and other policyholders liabilities..................       13,975.7             13,542.7
Broker-dealer related payables..............................................          731.0              1,260.7
Customers related payables..................................................        1,566.8              1,814.5
Amounts due to reinsurers...................................................          867.5                798.5
Short-term and long-term debt...............................................        1,274.7              1,475.5
Federal income taxes payable................................................        2,231.0              1,885.0
Other liabilities...........................................................        1,787.1              1,702.0
Separate Accounts liabilities...............................................       38,883.8             46,875.5
Minority interest in equity of consolidated subsidiaries....................        1,777.8              1,776.0
Minority interest subject to redemption rights..............................          515.4                651.4
                                                                              -----------------    -----------------
      Total liabilities.....................................................       86,648.3             92,720.9
                                                                              -----------------    -----------------
Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,753.8              4,694.6
Retained earnings...........................................................        2,740.6              2,653.2
Accumulated other comprehensive income......................................          681.1                215.4
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        8,178.0              7,565.7
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $    94,826.3        $    100,286.6
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                      2002               2001               2000
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,315.5       $     1,342.3      $     1,413.3
Premiums......................................................          945.2             1,019.9            1,175.0
Net investment income.........................................        2,377.2             2,404.3            2,751.9
Gain on sale of equity investee...............................            -                   -              1,962.0
Investment losses, net........................................         (278.5)             (207.3)            (791.8)
Commissions, fees and other income............................        2,987.6             3,108.5            2,730.8
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        7,347.0             7,667.7            9,241.2
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        2,034.0             1,886.9            2,060.3
Interest credited to policyholders' account balances..........          972.5               981.7            1,048.5
Compensation and benefits.....................................        1,155.3             1,220.8              809.0
Commissions...................................................          788.8               742.1              779.3
Distribution plan payments....................................          392.8               429.1              421.3
Amortization of deferred sales commissions....................          229.0               230.8              219.7
Interest expense..............................................           95.7               102.6              116.3
Amortization of deferred policy acquisition costs.............          296.7               287.9              309.0
Capitalization of deferred policy acquisition costs...........         (754.8)             (746.4)            (778.1)
Rent expense..................................................          167.0               156.2              120.1
Amortization of goodwill and other intangible assets, net.....           21.2               178.2               65.0
Expenses related to AXA's minority interest acquisition.......            -                   -                493.9
Other operating costs and expenses............................          920.2               904.9              991.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,318.4             6,374.8            6,655.7
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................        1,028.6             1,292.9            2,585.5
Federal income tax expense....................................          (50.9)             (316.2)            (958.3)
Minority interest in net income of consolidated subsidiaries..         (362.8)             (370.1)            (330.3)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          614.9               606.6            1,296.9
Earnings from discontinued operations, net of Federal
    income taxes..............................................            5.6                43.9               58.6
Cumulative effect of accounting changes, net of Federal
    income taxes..............................................          (33.1)               (3.5)               -
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      587.4       $       647.0      $     1,355.5
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                      2002               2001               2000
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year.............        4,694.6             4,723.8            3,557.2
Increase (decrease) in additional paid in capital in
  excess of par value.........................................           59.2               (29.2)           1,166.6
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        4,753.8             4,694.6            4,723.8
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year..........................        2,653.2             3,706.2            2,600.7
Net earnings..................................................          587.4               647.0            1,355.5
Shareholder dividends paid....................................         (500.0)           (1,700.0)            (250.0)
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................        2,740.6             2,653.2            3,706.2
                                                                -----------------  -----------------  -----------------

Accumulated other comprehensive income (loss),
  beginning of year...........................................          215.4                12.8             (392.9)
Other comprehensive income....................................          465.7               202.6              405.7
                                                                -----------------  -----------------  -----------------
Accumulated other comprehensive income, end of year...........          681.1               215.4               12.8
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    8,178.0       $     7,565.7      $     8,445.3
                                                                =================  =================  =================

COMPREHENSIVE INCOME
Net earnings..................................................   $      587.4       $       647.0      $     1,355.5
                                                                -----------------  -----------------  -----------------
Change in unrealized gains (losses), net of reclassification
   adjustments................................................          465.6               202.6              405.7
Minimum pension liability adjustment..........................             .1                 -                  -
                                                                -----------------  -----------------  -----------------
Other comprehensive income....................................          465.7               202.6              405.7
                                                                -----------------  -----------------  -----------------
COMPREHENSIVE INCOME..........................................   $    1,053.1       $       849.6      $     1,761.2
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                          2002               2001               2000
                                                                    -----------------  -----------------  -----------------
                                                                                        (IN MILLIONS)

Net earnings.....................................................    $      587.4       $       647.0      $     1,355.5
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances...........           972.5               981.7            1,048.5
  Universal life and investment-type product
    policy fee income............................................        (1,315.5)           (1,342.3)          (1,413.3)
  Net change in broker-dealer and customer related
    receivables/payables.........................................          (237.3)              181.0             (422.9)
  Gain on sale of equity investee................................             -                   -             (1,962.0)
  Investment losses, net.........................................           278.5               207.3              791.8
  Expenses related to AXA's minority interest acquisition........             -                   -                493.9
  Change in deferred policy acquisition costs....................          (458.1)             (458.5)            (469.1)
  Change in future policy benefits...............................           218.0               (15.1)            (825.6)
  Change in property and equipment...............................           (74.5)             (228.5)            (321.0)
  Change in Federal income tax payable...........................            93.3              (231.5)           2,100.2
  Purchase of segregated cash and securities, net................           240.8              (108.8)            (610.4)
  Minority interest in net income of consolidated subsidiaries...           362.8               370.1              330.3
  Change in fair value of guaranteed minimum income
    benefit reinsurance contract.................................          (120.0)                -                  -
  Amortization of goodwill and other intangible assets, net......            21.2               178.2               65.0
  Other, net.....................................................           103.0               315.2              197.6
                                                                     ---------------  -----------------  -----------------


Net cash provided by operating activities........................           672.1               495.8              358.5
                                                                    -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments......................................         2,996.0             2,454.6            2,525.3
  Sales..........................................................         8,037.5             9,285.2            8,069.2
  Purchases......................................................       (12,720.8)          (11,833.9)          (9,660.0)
  (Increase) decrease in short-term investments..................          (568.9)              211.8              141.5
  Sale of equity investee........................................             -                   -              1,580.6
  Acquisition of subsidiary .....................................          (249.7)                -             (1,480.0)
  Loans to affiliates............................................             -                (400.0)               -
  Other, net.....................................................           137.6               (79.4)            (162.1)
                                                                    -----------------  -----------------  -----------------

Net cash (used) provided by investing activities.................        (2,368.3)             (361.7)           1,014.5
                                                                    -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits.....................................................         4,328.5             3,198.8            2,695.6
    Withdrawals and transfers to Separate Accounts...............        (2,022.9)           (2,458.1)          (3,941.8)

  Net (decrease) increase in short-term financings...............          (201.2)             (552.8)             225.2
  Additions to long-term debt....................................             -                 398.1                 .3
  Shareholder dividends paid.....................................          (500.0)           (1,700.0)            (250.0)
  Proceeds from newly issued Alliance units......................             -                   -              1,600.0
  Other, net.....................................................          (318.6)             (456.9)            (281.3)
                                                                    -----------------  -----------------  -----------------


Net cash provided (used) by financing activities.................         1,285.8            (1,570.9)              48.0
                                                                    -----------------  -----------------  -----------------

Change in cash and cash equivalents..............................          (410.4)           (1,436.8)           1,421.0
Cash and cash equivalents, beginning of year.....................           680.0             2,116.8              695.8
                                                                    -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year...........................    $      269.6       $       680.0      $     2,116.8
                                                                    =================  =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                    CONTINUED

                                                                      2002               2001               2000
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Supplemental cash flow information
  Interest Paid...............................................   $       80.5       $        82.1      $        97.0
                                                                =================  =================  =================

  Income Taxes (Refunded) Paid................................   $     (139.6)      $       524.2      $       337.6
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)    ORGANIZATION

      The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance"), and, through November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate which was sold. On September 20, 1999, as part of AXA Financial's "branding" strategic initiative, EQ Financial Consultants, Inc., a broker-dealer subsidiary of Equitable Life, was merged into a new company, AXA Advisors, LLC ("AXA Advisors"). Also, on September 21, 1999, AXA Advisors was transferred by Equitable Life to AXA Distribution Holding Corporation ("AXA Distribution"), a wholly owned indirect subsidiary of the Holding Company, for $15.3 million. The excess of the sales price over AXA Advisors' book value has been recorded in Equitable Life's books as a capital contribution. In February 2000, Equitable Life transferred AXA Network, LLC ("AXA Network") to AXA Distribution for $8.7 million. The excess of sales price over AXA Network's book value has been recorded in Equitable Life's financial statements as a capital contribution. Equitable Life continues to develop and market the "Equitable" brand of life and annuity products, while AXA Distribution's subsidiaries provide financial planning services, distribute products and manage customer relationships.

      In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as of Sanford C. Bernstein Inc. ("Bernstein"), for an aggregate current value of approximately $3.50 billion: $1.48 billion in cash and 40.8 million newly issued units in Alliance ("Alliance Units"). The Holding Company provided Alliance with the cash portion of the consideration by purchasing approximately 32.6 million Alliance Units for $1.60 billion in June 2000. The acquisition was accounted for under the purchase method with the results of Bernstein included in the consolidated financial statements from the acquisition date. The excess of the purchase price over the fair value of net assets acquired resulted in the recognition of goodwill and intangible assets of approximately $3.40 billion. In connection with the issuance of Alliance Units to former Bernstein shareholders, Equitable Life and its consolidated subsidiaries (collectively, the "Company"), recorded a non-cash gain of $393.5 million (net of related Federal income tax of $211.9 million) which is reflected as an addition to capital in excess of par value. In the fourth quarter of 2002, the Company acquired 8.16 million Alliance Units at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see
      Note 2). Upon completion of this transaction the Company's beneficial ownership in Alliance increased by approximately 3.2%. The Company's consolidated economic interest in Alliance was 42.8% at December 31, 2002, and together with the Holding Company's economic interest in Alliance exceeds 50%.

      AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In October 2000, the Board of Directors of the Holding Company, acting upon a unanimous recommendation of a special committee of independent directors, approved an agreement with AXA for the acquisition of the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. Under terms of the agreement, the minority shareholders of the Holding Company received $35.75 in cash and 0.295 of an AXA American Depositary Receipt ("AXA ADR") (before giving effect to AXA's May 2001 four-for-one stock split and related change in ADRs' parity) for each Holding Company share. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.

2)    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation and Principles of Consolidation
      -----------------------------------------------------

      The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

      The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest. The Company's investment in DLJ, which was sold in November 2000, was reported on the equity basis of accounting.

      All significant intercompany transactions and balances except those with discontinued operations (see Note 8) have been eliminated in consolidation. The years "2002," "2001" and "2000" refer to the years ended December 31, 2002, 2001 and 2000, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

      Closed Block
      ------------

      When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

      Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

      Discontinued Operations
      -----------------------

      In 1991, management discontinued the business of certain pension operations ("Discontinued Operations"). Discontinued Operations at December 31, 2002 principally consists of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2002 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations (see Note
      8).

      Accounting Changes
      ------------------

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 142 embraced an entirely new approach to accounting for goodwill by eliminating the long-standing requirement for systematic amortization and instead imposing periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. Concurrent with its adoption of SFAS No. 142, the Company ceased to amortize goodwill. Amortization of goodwill and other intangible assets for the years ended December 31, 2001 and 2000, respectively, was approximately $73.4 million and $27.1 million, net of minority interest of $104.7 million and $38.0 million, of which $7.6 million and $1.0 million, net of minority interest of $13.6 million and $1.4 million, related to other intangible assets. Net income, excluding goodwill amortization expense, for the years ended December 31, 2001 and 2000, respectively, would have been $712.8 million and $1,381.6 million. The carrying amount of goodwill was $3,112.2 million and $2,974.5 million, respectively, at December 31, 2002 and at December 31, 2001 and relates solely to the Investment Services segment. No losses resulted from completion in 2002 of transitional and annual impairment testing of goodwill and indefinite-lived intangible assets. Amounts presently estimated to be recorded in each of the succeeding five years ending December 31, 2007 for amortization of other intangible assets are not expected to vary significantly from the amount for the full year December 31, 2002 of $8.6 million, net of minority interest of $12.6 million. The gross carrying amount and accumulated amortization of other intangible assets were $531.7 million and $140.1 million, respectively, at December 31, 2002 and $514.6 million and $118.9 million, respectively, at December 31, 2001. SFAS No. 144, retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 141 and No. 144 had no material impact on the results of operations or financial position of the Company upon their adoption on January 1, 2002.


      Effective January 1, 2002, the Company changed its method of accounting for liabilities associated with variable annuity contracts that contain guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features, to establish reserves for the Company's estimated obligations associated with these features. The method was changed to achieve a better matching of revenues and expenses. The initial impact of adoption as of January 1, 2002 resulted in a charge of $33.1 million for the cumulative effect of this accounting change, net of Federal income taxes of $17.9 million, in the consolidated statements of earnings. Prior to the adoption of this accounting change, benefits under these features were expensed as incurred. The impact of this change was to reduce Earnings from continuing operations in 2002 by $113.0 million, net of Federal income taxes of $61.0 million. The pro-forma effects of retroactive application of this change on 2001 and 2000 results were not material.

      On January 1, 2001, the Company adopted SFAS No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. Free-standing derivative instruments maintained by the Company at January 1, 2001 included interest rate caps, floors and collars intended to hedge crediting rates on interest-sensitive individual annuity contracts and certain reinsurance contracts. Based upon guidance from the Financial Accounting Standards Board ("FASB") and the Derivatives Implementation Group ("DIG"), the caps, floors and collars could not be designated in a qualifying hedging relationship under SFAS No. 133 and, consequently, require mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. In accordance with the transition provision of SFAS No. 133, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values of free-standing derivative instruments at January 1, 2001. With respect to adoption of the requirements on embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments acquired, issued, or substantively modified before that date. As a consequence of this election, coupled with recent interpretive guidance from the FASB and the DIG with respect to issues specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operations or its financial position. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

      The accounting for the GMIB reinsurance assets that are considered an SFAS No. 133 derivative is discussed in the Policyholders' Account Balances and Future Policy Benefits section of this Note.

      The Company adopted the AICPA's Statement of Position ("SOP") 00-3, which established new accounting and reporting standards for demutualizations, prospectively as of January 1, 2001 with no financial impact upon initial implementation.

      SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides the accounting and reporting rules for sales, securitizations, servicing of receivables and other financial assets, for secured borrowings and collateral transactions and extinguishments of liabilities. SFAS No. 140 emphasizes the legal form of the transfer rather than the previous accounting that was based upon the risks and rewards of ownership. SFAS No. 140 was effective for transfers after March 31, 2001 and is principally applied prospectively. Since that March 2001 effective date, no significant transactions were impacted by SFAS No. 140.

      New Accounting Pronouncements
      -----------------------------

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 established financial accounting and reporting standards for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

      In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 (see Note 15). The initial recognition and initial measurement provisions are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002.

      In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," to address when it is appropriate to consolidate financial interests in any variable interest entity ("VIE"), a new term to define a business structure that either does not have equity investors with voting or other similar rights or has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities, FIN 46 imposes a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by derivatives, credit enhancements, and other arrangements, is the "primary beneficiary" and, therefore, is required to consolidate the VIE.

      The consolidation requirements of FIN 46 phase-in beginning in the first quarter of 2003, with immediate application to all new VIEs created after January 31, 2003 and further application to existing VIEs starting in the first interim period beginning after June 15, 2003. However, specific disclosures are required in 2002 year-end financial statements issued subsequent to January 31, 2003 if it is "reasonably possible" that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. At December 31, 2002, the Company identified significant variable interests totaling $123.7 million, representing its participation in seven collateralized debt obligation structures and four investment limited partnerships determined to be VIEs. These variable interests are reflected in the consolidated balance sheets as fixed maturities or other equity investments and, accordingly, are subject to ongoing review for impairments in value deemed to be other than temporary. These variable interests and approximately $24.5 million related funding commitments to the investment limited partnerships, as more fully described in Note 15, represent the Company's maximum exposure to loss from its involvement with these VIEs. The Company has no further economic interests in these VIEs in the form of related guarantees, derivatives or similar instruments and obligations.

      By no later than third quarter 2003, the Company is required by FIN 46 to consolidate those VIEs where it is determined to be the primary beneficiary, which includes consideration of the aggregate variable interests in these VIEs held by related parties. Management's preliminary assessment indicates consolidation is likely to be required for one collateralized debt obligation security and two investment limited partnerships, which comprise $93.5 million of the significant variable interests identified at December 31, 2002. Management believes no material impact on consolidated financial position or reported amounts of consolidated total liabilities would result from consolidation of these VIEs. Similarly, management believes there would be no material impact on consolidated results of operations as the Company's economic interests in these VIEs are accounted for primarily under the equity method.

      The FASB is in the process of considering the application of SFAS No. 133 in situations in which a financial instrument incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of the instrument. The issue is whether an embedded derivative exists in such instruments, related to the transfer of credit risk that is unrelated to the creditworthiness of the issuer, which must be bifurcated and reported at fair value. This issue may have application to certain insurance and reinsurance contracts, such as modified coinsurance arrangements in which a total return on a specified group of assets is paid to the reinsurer, and group pension participating contracts which credit the contractholder a total return on a specified portfolio of assets. Based on management's understanding of the issues under discussion, this potential accounting change is not expected to have a material impact on the Company's results of operations or financial position upon adoption.

      Investments
      -----------

      The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

      Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

      Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

      Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale.

      Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

      Valuation allowances are netted against the asset categories to which they apply.

      Policy loans are stated at unpaid principal balances.

      Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) are consolidated; those in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

      Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

      Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

      Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

      All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

      Net Investment Income, Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)
      ---------------------------------------------------------------------

      Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset in amounts reflected as interest credited to policyholders' account balances.

      Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

      Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

      Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

      Recognition of Insurance Income and Related Expenses
      ----------------------------------------------------

      Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

      Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

      For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

      Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

      Deferred Policy Acquisition Costs
      ---------------------------------

      Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

      For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

      A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (7.2% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (13.2% net of product weighted average Separate Account fees) and 0% (-1.9% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2002, current projections of future average gross market returns are within the maximum and minimum limitations and assume a reversion to the mean of 9.0% after 2.5 years.

      In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has improved in recent periods.

      Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

      For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2002, the average rate of assumed investment yields, excluding policy loans, was 7.9% grading to 7.3% over 8 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

      For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

      Policyholders' Account Balances and Future Policy Benefits
      ----------------------------------------------------------

      Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

      Equitable Life issues certain variable annuity products with a GMDB feature. Equitable Life also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guarantee minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

      The GMIB reinsurance contracts are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

      For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

      For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

      For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 10.9% for life insurance liabilities and from 2.25% to 8.43% for annuity liabilities.

      Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

      Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $86.0 million and $104.2 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, respectively, $1,088.9 million and $1,101.8 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Incurred benefits related to current year..........  $        36.6       $       44.0       $       56.1
        Incurred benefits related to prior years...........           (6.3)             (10.6)              15.0
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        30.3       $       33.4       $       71.1
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        11.5       $       10.7       $       14.8
        Benefits paid related to prior years...............           37.2               38.8              106.0
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        48.7       $       49.5       $      120.8
                                                            =================   ================   =================


      Policyholders' Dividends
      ------------------------

      The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

      At December 31, 2002, participating policies, including those in the Closed Block, represent approximately 19.4% ($36.5 billion) of directly written life insurance in-force, net of amounts ceded.

      Separate Accounts
      -----------------

      Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

      The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2002, 2001 and 2000, investment results of such Separate Accounts were (losses) gains of $(4,740.7) million, $(2,214.4) million and $8,051.7 million, respectively.

      Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

      Recognition of Investment Management Revenues and Related Expenses
      ------------------------------------------------------------------

      Commissions, fees and other income principally include investment management advisory and service fees. Investment management advisory and service fees are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for substantially all private client transactions and certain institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

      Institutional research services revenue consists of brokerage transaction charges and underwriting syndicate revenues related to services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Syndicate participation and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which SCB LLC acts as an underwriter or agent. Syndicate participation and underwriting revenues are recorded on the offering date.

      Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five and one-half years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC reduces unamortized deferred sales commissions when received. At December 31, 2002 and 2001, respectively, deferred sales commissions totaled $500.9 million and $648.2 million and are included within Other assets.

      Impairment of the deferred sales commission asset is evaluated quarterly, or when a significant decrease in the estimated fair value of the asset occurs, by comparing the undiscounted cash flows estimated by Alliance's management to be realized from this asset to its recorded amount. If the estimated undiscounted cash flows are less that the recorded amount and if Alliance's management estimates that the recorded amount is not fully recoverable, an impairment loss is recognized for the difference between the recorded amount and the estimated fair value of the asset. Cash flows consist of ongoing distribution fees and CDSC. Distribution fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the values of back-end load shares redeemed and, generally, the length of time the shares have been held.

      Other Accounting Policies
      -------------------------

      In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.17 billion have been segregated in a special reserve bank custody account at December 31, 2002 for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

      Intangible assets include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

      Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

      The Holding Company and its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

      Minority interest subject to redemption rights represents the remaining
      32.6 million private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired 8.16 million of the former Bernstein shareholders' Units in 2002. The outstanding 32.6 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining seven years ending in 2009. Generally not more than 20% of the original Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 21 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

 3)   INVESTMENTS

      The following tables provide additional information relating to fixed maturities and equity securities:

                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                                      COST              GAINS              LOSSES            FAIR VALUE
                                                -----------------  -----------------   ----------------   -----------------
                                                                              (IN MILLIONS)
        DECEMBER 31, 2002
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    20,084.0      $     1,491.0       $      269.0       $    21,306.0
            Mortgage-backed....................        2,419.2               99.2                -               2,518.4
            U.S. Treasury, government and
              agency securities................          895.5               84.1                -                 979.6
            States and political subdivisions..          197.6               17.9                -                 215.5
            Foreign governments................          231.8               37.4                 .8               268.4
            Redeemable preferred stock.........          923.7               71.4                4.1               991.0
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    24,751.8      $     1,801.0       $      273.9       $    26,278.9
                                                =================  =================   ================   =================

        Equity Securities:
          Available for sale...................  $        37.6      $         2.0       $        3.4       $        36.2
          Trading securities...................            3.3                 .8                3.0                 1.1
                                                -----------------  -----------------   ----------------   -----------------
        Total Equity Securities................  $        40.9      $         2.8       $        6.4       $        37.3
                                                =================  =================   ================   =================


        December 31, 2001
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    18,582.9      $       663.5       $      291.7       $    18,954.7
            Mortgage-backed....................        2,428.7               39.1                5.5             2,462.3
            U.S. Treasury, government and
              agency securities................        1,113.5               62.3                1.5             1,174.3
            States and political subdivisions..          138.9                6.8                1.3               144.4
            Foreign governments................          143.1               15.6                1.0               157.7
            Redeemable preferred stock.........          379.6               16.5               23.6               372.5
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    22,786.7      $       803.8       $      324.6       $    23,265.9
                                                =================  =================   ================   =================


        Equity Securities:
          Available for sale...................  $        54.9      $         5.8       $        1.6       $        59.1
          Trading securities...................            4.9                 .9                3.4                 2.4
                                                -----------------  -----------------   ----------------   -----------------
        Total Equity Securities................  $        59.8      $         6.7       $        5.0       $        61.5
                                                =================  =================   ================   =================


      For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2002 and 2001, securities without a readily ascertainable market value having an amortized cost of $4,899.8 million and $5,368.3 million, respectively, had estimated fair values of $5,137.2 million and $5,453.8 million, respectively.

      The contractual maturity of bonds at December 31, 2002 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                                ------------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Due in one year or less................................................  $      612.4       $      612.1
        Due in years two through five..........................................       5,239.9            5,527.7
        Due in years six through ten...........................................       8,630.1            9,268.1
        Due after ten years....................................................       6,926.5            7,361.6
        Mortgage-backed securities.............................................       2,419.2            2,518.4
                                                                                ----------------   -----------------
        Total..................................................................  $   23,828.1       $   25,287.9
                                                                                ================   =================

      Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2002, approximately 6.9% of the $23,828.1 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

      At December 31, 2002, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $132.4 million.

      The Insurance Group holds equity in limited partnership interests which primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2002 and 2001 were $674.8 million and $695.2 million, respectively.

      The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $75.3 million and $31.5 million at December 31, 2002 and 2001, respectively. Gross interest income on these loans included in net investment income aggregated $5.3 million, $3.2 million and $9.7 million in 2002, 2001 and 2000, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $6.8 million, $4.2 million and $11.0 million in 2002, 2001 and 2000, respectively.

      Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   2002                 2001
                                                                            -------------------  -------------------
                                                                                         (IN MILLIONS)

        Impaired mortgage loans with investment valuation allowances.......  $        111.8       $        114.2
        Impaired mortgage loans without investment valuation allowances....            20.4                 30.7
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           132.2                144.9
        Investment valuation allowances....................................           (23.4)               (19.3)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        108.8       $        125.6
                                                                            ===================  ===================

      During 2002, 2001 and 2000, respectively, the Company's average recorded investment in impaired mortgage loans was $138.1 million, $141.7 million and $169.8 million. Interest income recognized on these impaired mortgage loans totaled $10.0 million, $7.2 million and $12.4 million for 2002, 2001 and 2000, respectively.

      Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2002 and 2001, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $91.1 million and $95.8 million.

      The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2002 and 2001, the carrying value of equity real estate held for sale amounted to $107.7 million and $216.6 million, respectively. For 2002, 2001 and 2000, respectively, real estate of $5.6 million, $64.8 million and $21.6 million was acquired in satisfaction of debt. At December 31, 2002 and 2001, the Company owned $268.8 million and $376.5 million, respectively, of real estate acquired in satisfaction of debt of which $2.7 million and $11.1 million, respectively, are held as real estate joint ventures.

      Accumulated depreciation on real estate was $163.6 million and $160.3 million at December 31, 2002 and 2001, respectively. Depreciation expense on real estate totaled $18.0 million, $16.1 million and $21.7 million for 2002, 2001 and 2000, respectively.

      Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balances, beginning of year........................  $        87.6       $      126.2       $      177.9
        Additions charged to income........................           32.5               40.0               68.2
        Deductions for writedowns and
          asset dispositions...............................          (65.1)             (78.6)            (119.9)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $        55.0       $       87.6       $      126.2
                                                            =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        23.4       $       19.3       $       50.5
          Equity real estate...............................           31.6               68.3               75.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $        55.0       $       87.6       $      126.2
                                                            =================   ================   =================

4)    EQUITY METHOD INVESTMENTS

      Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $801.6 million and $883.9 million, respectively, at December 31, 2002 and 2001. The Company's total equity in net (losses) earnings for these real estate joint ventures and limited partnership interests was $(14.9) million, $(111.1) million and $180.3 million, respectively, for 2002, 2001 and 2002.

      Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (7 and 10 individual ventures at December 31, 2002 and 2001, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $       550.0      $       570.5
        Investments in securities, generally at estimated fair value...........          237.5              255.7
        Cash and cash equivalents..............................................           27.9               23.7
        Other assets...........................................................           32.2               39.4
                                                                                ----------------   -----------------
        Total Assets...........................................................  $       847.6      $       889.3
                                                                                ================   =================

        Borrowed funds - third party...........................................  $       264.7      $       269.6
        Other liabilities......................................................           19.2               20.3
                                                                                ----------------   -----------------
        Total liabilities......................................................          283.9              289.9
                                                                                ----------------   -----------------

        Partners' capital......................................................          563.7              599.4
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital................................  $       847.6      $       889.3
                                                                                ================   =================

        The Company's Carrying Value in These Entities Included Above..........  $       172.3      $       188.2
                                                                                ================   =================

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $        98.4       $       95.6       $      147.6
        Net (losses) revenues of
          other limited partnership interests..............          (23.2)              29.8               16.5
        Interest expense - third party.....................          (19.8)             (11.5)             (17.0)
        Interest expense - the Company.....................            -                  (.7)              (2.0)
        Other expenses.....................................          (59.3)             (58.2)             (88.0)
                                                            -----------------   ----------------   -----------------
        Net (Losses) Earnings..............................  $        (3.9)      $       55.0       $       57.1
                                                            =================   ================   =================

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................  $        12.8       $       13.2       $       17.8
                                                            =================   ================   =================

5)    NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

      The sources of net investment income follows:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $     1,755.4       $    1,662.4       $    1,764.8
        Mortgage loans on real estate......................          314.8              361.6              387.1
        Equity real estate.................................          153.7              166.2              207.2
        Other equity investments...........................          (45.4)             (53.6)             135.3
        Policy loans.......................................          269.4              268.2              258.3
        Other investment income............................          114.1              216.6              208.1
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,562.0            2,621.4            2,960.8

          Investment expenses..............................         (184.8)            (217.1)            (208.9)
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,377.2       $    2,404.3       $    2,751.9
                                                            =================   ================   =================

      Investment (losses) gains including changes in the valuation allowances follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $      (374.3)      $     (225.2)      $     (795.0)
        Mortgage loans on real estate......................            3.7              (11.4)             (18.0)
        Equity real estate.................................          101.5               34.5                1.6
        Other equity investments...........................            3.3              (13.0)             (23.4)
        Issuance and sales of Alliance Units...............             .5               (2.3)               3.9
        Issuance and sales of DLJ common stock.............            -                  -                 38.8
        Other..............................................          (13.2)              10.1                 .3
                                                            -----------------   ----------------   -----------------
          Investment Losses, Net...........................  $      (278.5)      $     (207.3)      $     (791.8)
                                                            =================   ================   =================


      Writedowns of fixed maturities amounted to $312.8 million, $287.5 million and $635.5 million for 2002, 2001 and 2000, respectively, including $499.2 million in fourth quarter 2000. Writedowns of mortgage loans on real estate and equity real estate amounted to $5.5 million and $5.8 million, respectively, for 2002.

      For 2002, 2001 and 2000, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $7,176.3 million, $7,372.3 million and $7,685.5 million. Gross gains of $108.4 million, $156.2 million and $79.7 million and gross losses of $172.9 million, $115.9 million and $220.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2002, 2001 and 2000 amounted to $1,047.8 million, $429.5 million and $954.5 million, respectively.

      In conjunction with the sale of DLJ in 2000, the Company received 11.4 million shares in Credit Suisse Group ("CSG") common stock, 2.8 million shares of which were immediately repurchased by CSG at closing. The CSG shares were designated as trading account securities. The $1.56 billion carrying value of CSG shares that were held by the Company at December 31, 2000 were sold in January 2001. Net investment income included realized gains of $27.1 million in 2001 and included unrealized holding losses of $43.3 million in 2000 on the CSG shares.

      In 2002, 2001 and 2000, respectively, net unrealized holding gains (losses) on trading account equity securities of $.5 million, $25.0 million, and $(42.2) million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.1 million and $2.4 million and costs of $3.3 million and $4.9 million at December 31, 2002 and 2001, respectively.

      For 2002, 2001 and 2000, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $92.1 million, $96.7 million and $110.6 million, respectively.

      Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, including Discontinued Operations on a line-by-line basis, follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year.........................  $       215.5       $       12.9       $     (392.8)
        Changes in unrealized investment (losses) gains....        1,049.9              436.0              979.7
        Changes in unrealized investment losses(gains)
          attributable to:
            Participating group annuity contracts,
              Closed Block policyholder dividend
              obligation and other.........................         (157.3)             (48.6)             (18.3)
            DAC............................................         (174.1)             (71.6)            (262.1)
            Deferred Federal income taxes..................         (252.9)            (113.2)            (293.6)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       681.1       $      215.5       $       12.9
                                                            =================   ================   =================

        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $     1,572.0       $      496.0       $       65.9
            Other equity investments.......................           (1.5)               4.3               (2.3)
            Other..........................................          (22.2)              (1.9)              (1.2)
                                                            -----------------   ----------------   -----------------
              Total........................................        1,548.3              498.4               62.4
          Amounts of unrealized investment (losses) gains
            attributable to:
              Participating group annuity contracts,
                Closed Block policyholder dividend
                obligation and other.......................         (221.2)             (63.9)             (15.3)
              DAC..........................................         (274.0)             (99.9)             (28.3)
              Deferred Federal income taxes................         (372.0)            (119.1)              (5.9)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       681.1       $      215.5       $       12.9
                                                            =================   ================   =================

      Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

 6)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

      Accumulated other comprehensive income (loss) represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Unrealized gains on investments....................  $       681.1       $      215.5       $       12.9
        Minimum pension liability..........................            -                  (.1)               (.1)
                                                            -----------------   ----------------   -----------------
        Total Accumulated Other
          Comprehensive Income.............................  $       681.1       $      215.4       $       12.8
                                                            =================   ================   =================

      The components of other comprehensive income (loss) for the past three years follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Net unrealized gains (losses) on investments:
          Net unrealized gains arising during
            the period.....................................  $     1,008.9       $      525.2       $      191.0
          Losses (gains) reclassified into net earnings
            during the period..............................           41.0              (89.2)             788.7
                                                            -----------------   ----------------   -----------------
        Net unrealized gains on investments................        1,049.9              436.0              979.7
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes..........         (584.3)            (233.4)            (574.0)
                                                             ----------------   -----------------   -----------------

        Change in unrealized gains, net of
            adjustments....................................          465.6              202.6              405.7
        Change in minimum pension liability................             .1                -                  -
                                                            -----------------   ----------------   -----------------
        Total Other Comprehensive Income...................  $       465.7       $      202.6       $      405.7
                                                            =================   ================   =================


 7)   CLOSED BLOCK

      The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

      If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

      Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

      Summarized financial information for the Closed Block is as follows:

                                                                                DECEMBER 31,         December 31,
                                                                                    2002                 2001
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

       CLOSED BLOCK LIABILITIES:
       Future policy benefits, policyholders' account balances
         and other..........................................................   $     8,997.3        $     9,002.8
       Policyholder dividend obligation.....................................           213.3                 47.1
       Other liabilities....................................................            97.6                 53.6
                                                                               -----------------    -----------------
       Total Closed Block liabilities.......................................         9,308.2              9,103.5
                                                                               -----------------    -----------------

       ASSETS DESIGNATED TO THE CLOSED BLOCK:
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $4,794.0 and $4,600.4)..........................         5,098.4              4,705.7
       Mortgage loans on real estate........................................         1,456.0              1,514.4
       Policy loans.........................................................         1,449.9              1,504.4
       Cash and other invested assets.......................................           141.9                141.0
       Other assets.........................................................           219.9                214.7
                                                                               -----------------    -----------------
       Total assets designated to the Closed Block..........................         8,366.1              8,080.2
                                                                               -----------------    -----------------


       Excess of Closed Block liabilities over assets designated to
         the Closed Block...................................................           942.1              1,023.3
       Amounts included in accumulated other comprehensive income:
         Net unrealized investment gains, net of deferred Federal income
         tax of $31.8 and $20.4 and policyholder dividend obligation......              59.1                 37.8
                                                                               -----------------    -----------------


       Maximum Future Earnings To Be Recognized From Closed Block
         Assets and Liabilities.............................................   $     1,001.2        $     1,061.1
                                                                               =================    =================

      Closed Block revenues and expenses were as follows:

                                                                  2002               2001                 2000
                                                             ----------------   ----------------   --------------------
                                                                                   (IN MILLIONS)


      REVENUES:
      Premiums and other income............................   $      543.8       $      571.5       $       594.7
      Investment income (net of investment
        expenses of $5.4, $3.0, and $8.1)..................          582.4              583.5               578.7
      Investment losses, net...............................          (47.0)             (42.3)              (35.8)
                                                             ----------------   ----------------   --------------------
      Total revenues.......................................        1,079.2            1,112.7             1,137.6
                                                             ----------------   ----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends................          980.2            1,009.3             1,025.2
      Other operating costs and expenses...................            4.4                4.7                 5.2
                                                             ----------------   ----------------   --------------------
      Total benefits and other deductions..................          984.6            1,014.0             1,030.4
                                                             ----------------   ----------------   --------------------

      Net revenues before Federal income taxes.............           94.6               98.7               107.2
      Federal income taxes.................................          (34.7)             (36.2)              (38.2)
                                                             ----------------   ----------------   --------------------
      Net Revenues.........................................   $       59.9       $       62.5       $        69.0
                                                             ================   ================   ====================

      Reconciliation of the policyholder dividend obligation is as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

      Balance at beginning of year...........................................  $        47.1      $         -
      Unrealized investment gains (losses)...................................          166.2               47.1
                                                                              ----------------   -----------------
      Balance at end of year ................................................  $       213.3      $        47.1
                                                                                ================   =================

      Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

      Impaired mortgage loans with investment valuation allowances...........  $        18.6      $        26.7
      Impaired mortgage loans without investment valuation allowances........             .9                6.5
                                                                              ----------------   -----------------
      Recorded investment in impaired mortgages..............................           19.5               33.2
      Investment valuation allowances........................................           (4.0)              (5.8)
                                                                              ----------------   -----------------
      Net Impaired Mortgage Loans............................................  $        15.5      $        27.4
                                                                                ================   =================


      During 2002, 2001 and 2000, the Closed Block's average recorded investment in impaired mortgage loans was $26.0 million, $30.8 million and $31.0 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.1 million, $1.2 million and $2.0 million for 2002, 2001 and 2000, respectively.

      Valuation allowances amounted to $3.9 million and $5.7 million on mortgage loans on real estate and $.1 million and $9.8 million on equity real estate at December 31, 2002 and 2001, respectively. Writedowns of fixed maturities amounted to $40.0 million, $30.8 million and $27.7 million for 2002, 2001 and 2000, respectively, including $23.3 million in fourth quarter 2001.

8)    DISCONTINUED OPERATIONS

      Summarized financial information for Discontinued Operations follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    2002                 2001
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $677.8 and $542.9).............................   $      722.7         $      559.6
        Equity real estate..................................................          203.7                252.0
        Mortgage loans on real estate.......................................           87.5                160.3
        Other equity investments............................................            9.4                 22.3
        Other invested assets...............................................             .2                   .4
                                                                              -----------------    -----------------
          Total investments.................................................        1,023.5                994.6
        Cash and cash equivalents...........................................           31.0                 41.1
        Other assets........................................................          126.5                152.6
                                                                              -----------------    -----------------
        Total Assets........................................................   $    1,181.0         $    1,188.3
                                                                              =================    =================

        Policyholders liabilities...........................................   $      909.5         $      932.9
        Allowance for future losses.........................................          164.6                139.9
        Other liabilities...................................................          106.9                115.5
                                                                              -----------------    -----------------
        Total Liabilities...................................................   $    1,181.0         $    1,188.3
                                                                              =================    =================

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $18.1, $25.3 and $37.0).............   $        69.7       $       91.6       $      102.2
        Investment gains (losses), net....................            34.2               33.6               (6.6)
        Policy fees, premiums and other income............              .2                 .2                 .7
                                                            -----------------   ----------------   -----------------
        Total revenues....................................           104.1              125.4               96.3

        Benefits and other deductions.....................            98.7              100.7              106.9
        Earnings credited (losses charged) to allowance
          for future losses...............................             5.4               24.7              (10.6)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations......................             -                  -                  -
        Pre-tax earnings from releasing the allowance
          for future losses...............................             8.7               46.1               90.2
        Federal income tax expense........................            (3.1)              (2.2)             (31.6)
                                                            -----------------   ----------------   -----------------
        Earnings from Discontinued Operations.............   $         5.6       $       43.9       $       58.6
                                                            =================   ================   =================

      The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

      Valuation allowances of $4.9 million and $4.8 million on mortgage loans on real estate and $0 million and $5.0 million on equity real estate were held at December 31, 2002 and 2001, respectively. During 2002, 2001 and 2000, discontinued operations' average recorded investment in impaired mortgage loans was $25.3 million, $32.2 million and $11.3 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.5 million, $2.5 million and $.9 million for 2002, 2001 and 2000, respectively.

      In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.

9)    VARIABLE ANNUITY CONTRACTS - GMDB AND GMIB

      Equitable Life issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

          a) Return of Premium: the benefit is the greater of current account value and premiums paid (adjusted for withdrawals),

          b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), and the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals), or

          c) Roll-Up: the benefit is the greater of current account value and premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages,

          d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

      The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2002:

                                                                  GMDB               GMIB               TOTAL
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance at January 1, 2002.........................  $        43.0       $       15.0       $       58.0
          Paid guarantee benefits..........................          (65.0)               -                (65.0)
          Other changes in reserve.........................          150.4              102.5              252.9
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2002.......................  $       128.4       $      117.5       $      245.9
                                                            =================   ================   =================


      Related GMDB reinsurance ceded amounts were:


                                                                    GMDB
                                                            --------------------
                                                                (IN MILLIONS)

        Balance at January 1, 2002.........................  $         7.0
          Paid guarantee benefits ceded....................          (14.5)
          Other changes in reserve.........................           29.0
                                                            --------------------
        Balance at December 31, 2002.......................  $        21.5
                                                            ====================

      The GMIB reinsurance contracts are considered derivatives and are reported at fair value (see Note 12).

      At December 31, 2002 the Company had the following variable contracts with guarantees. Note that the Company's variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, therefore, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                  RETURN
                                                    OF
                                                 PREMIUM         RATCHET        ROLL-UP         COMBO            TOTAL
                                               -------------  -------------- --------------  -------------  --------------
                                                                     (DOLLARS IN MILLIONS)
        GMDB:
          Account value (1)................    $  21,052      $    3,991      $    6,030     $   1,488      $   32,561
          Net amount at risk, gross........    $   5,609      $    1,724      $    3,036     $       44     $   10,413
          Net amount at risk, net of
            amounts reinsured..............    $   5,602      $    1,187      $    1,897     $       44     $    8,730
          Average attained age of
            contractholders................         50.0            58.9            61.0           59.6           51.7
          Percentage of contractholders
            over age 70....................          7.0%           19.8%           24.3%          20.4%           9.5%
          Range of guaranteed minimum
            return rates..................           N/A             N/A             3-6%           3-6%           N/A

        GMIB:
          Account value (2)................          N/A             N/A      $    4,782     $    2,042      $   6,824
          Net amount at risk, gross........          N/A             N/A      $    1,112     $       10      $   1,122
          Net amount at risk, net of
            amounts reinsured..............          N/A             N/A      $      308     $        5      $     313
          Weighted average years remaining
            until annuitization ...........          N/A             N/A             5.0           10.2            5.0
          Range of guaranteed minimum
            return rates..................           N/A             N/A             3-6%           3-6%           3-6%


      (1) Included General Account balances of $10,141 million, $96 million, $129 million and $257 million, respectively, for a total of
           $10,623 million.
      (2) Included General Account balances of $20 million and $356 million, respectively, for a total of $376 million.

      For contracts in the event of death, the net amount at risk is defined as the amount by which the GMDB benefits exceed related account values.

      For contracts at annuitization, the net amount at risk is defined as the amount by which the GMIB benefit bases exceed related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

10)   SHORT-TERM AND LONG-TERM DEBT

      Short-term and long-term debt consists of the following:

                                                                                        DECEMBER 31,
                                                                            --------------------------------------
                                                                                  2002                 2001
                                                                            -----------------    -----------------
                                                                                        (IN MILLIONS)

      Short-term debt......................................................  $       22.0         $      223.1
                                                                            -----------------    -----------------
      Long-term debt:
      Equitable Life:
        Surplus notes, 6.95%, due 2005.....................................         399.8                399.7
        Surplus notes, 7.70%, due 2015.....................................         199.7                199.7
        Other..............................................................           -                     .2
                                                                            -----------------    -----------------
            Total Equitable Life...........................................         599.5                599.6
                                                                            -----------------    -----------------
      Alliance:
        Senior Notes, 5.625%, due 2006.....................................         398.4                398.0
        Other..............................................................           6.5                  6.5
                                                                            -----------------    -----------------
            Total Alliance.................................................         404.9                404.5
                                                                            -----------------    -----------------
      Wholly Owned and Joint Venture Real Estate:
        Mortgage notes, 3.09% due through 2017.............................         248.3                248.3
                                                                            -----------------    -----------------
      Total long-term debt.................................................       1,252.7              1,252.4
                                                                            -----------------    -----------------

      Total Short-term and Long-term Debt..................................  $    1,274.7         $    1,475.5
                                                                              =================    =================

      Short-term Debt
      ---------------

      Equitable Life has a $350.0 million five year bank credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.60% to 4.25%. There were no amounts outstanding under this credit facility at December 31, 2002.

      Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's $350.0 million bank credit facility. At December 31, 2002, there were no amounts outstanding under this program.

      Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three previously existing credit facilities aggregating $875.0 million. Of the $800.0 million total, $425.0 million is intended to provided back-up liquidity for Alliance's commercial paper program, with the balance available for general purposes, including capital expenditures and funding the payments of sales commissions to financial intermediaries. The interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The credit facility also provides for a facility fee payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds $400.0 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2002. At December 31, 2002, Alliance had commercial paper outstanding totaling $22.0 million at an effective interest rate of 1.3%; there were no borrowings outstanding under Alliance's revolving credit facilities.

      Since December 1999, Alliance has maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2002, there were no borrowings outstanding under the ECN program.

      Long-term Debt
      --------------

      Certain of the long-term debt agreements, principally mortgage notes, have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 2002, the Company was in compliance with all debt covenants.

      At December 31, 2002 and 2001, respectively, the Company has pledged real estate of $322.9 million and $314.5 million as collateral for certain long-term debt.

      At December 31, 2002, aggregate maturities of the long-term debt based on required principal payments at maturity was $248.3 million for 2003, $0.0 for 2004, $400.0 million for 2005, $406.5 million for 2006, $0.0 million for 2007 and $200.0 million thereafter.

      In August 2001, Alliance issued $400.0 million 5.625% notes in a public offering. Alliance may issue up to $600.0 million in senior debt securities. The Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

11)   FEDERAL INCOME TAXES

      A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Federal income tax expense (benefit):
          Current..........................................  $      (400.0)      $      (38.2)      $      820.6
          Deferred.........................................          450.9              354.4              137.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $        50.9       $      316.2       $      958.3
                                                            =================   ================   =================

      The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Expected Federal income tax expense................  $       360.0       $      452.5       $      904.9
        Minority interest..................................         (128.3)            (126.9)            (117.9)
        Separate Account investment activity...............         (159.3)               -                  -
        Non deductible stock option
           compensation expense............................            -                  -                 34.4
        Subsidiary gains...................................            -                  -                161.4
        Adjustment of tax audit reserves...................          (34.2)             (28.2)              17.9
        Equity in unconsolidated subsidiaries..............            -                  -                (48.7)
        Other..............................................           12.7               18.8                6.3
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $        50.9       $      316.2       $      958.3
                                                            =================   ================   =================

      The components of the net deferred Federal income taxes are as follows:

                                                       DECEMBER 31, 2002                  December 31, 2001
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)

        Compensation and related benefits......  $       -        $      221.2      $        -        $      92.0
        Other..................................          -                 7.7               -                 .1
        DAC, reserves and reinsurance..........          -             1,273.1               -            1,020.1
        Investments............................          -               579.9               -              333.3
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $       -        $    2,081.9      $        -        $   1,445.5
                                                ===============  ================  ===============   ===============

      The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and their tax effects follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        DAC, reserves and reinsurance......................  $       270.9       $      291.7       $      403.3
        Investments........................................           (6.2)              42.1             (140.7)
        Compensation and related benefits..................          178.7               15.7              (96.4)
        Other..............................................            7.5                4.9              (28.5)
                                                            -----------------   ----------------   -----------------
        Deferred Federal Income Tax Expense................  $       450.9       $      354.4       $      137.7
                                                            =================   ================   =================

      In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

      The IRS commenced in January 2003 an examination of AXA Financial's consolidated Federal income tax returns for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations.

12)   REINSURANCE AGREEMENTS

      The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

      The effect of reinsurance (excluding group life and health) is summarized as follows:


                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Direct premiums....................................  $       954.6       $      990.0       $    1,103.8
        Reinsurance assumed................................          181.4              203.0              194.2
        Reinsurance ceded..................................         (190.8)            (173.1)            (123.0)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       945.2       $    1,019.9       $    1,175.0
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        96.6       $       86.9       $       92.1
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       346.3       $      370.3       $      239.2
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        54.6       $       50.4       $       46.5
                                                            =================   ================   =================

      Since 1997, the Company reinsures on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. The Company's retention limit on joint survivorship policies is $15.0 million and $5.0 million on single life polices. Substantially all other in-force business above $5.0 million is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

      At December 31, 2002, Equitable Life had reinsured in the aggregate approximately 16.0% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 72.0% of its current liability exposure resulting from the GMIB feature.

      During July 2000, Equitable Life transferred, at no gain or loss, all the risk of its directly written DI business for years 1993 and prior through an indemnity reinsurance contract. The cost of the arrangement will be amortized over the expected lives of the contracts reinsured and will not have a significant impact on the results of operations in any specific period.

      At December 31, 2002 and 2001, respectively, reinsurance recoverables related to insurance contracts amounted to $2,351.7 million and $2,237.0 million, of which $1,049.2 million and $1,060.4 million relates to one specific reinsurer. Reinsurance payables related to insurance contracts amounting to $867.5 million and $798.5 million are included in Other liabilities in the consolidated balance sheets.

      Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, which are considered derivatives under SFAS No. 133, at December 31, 2002 and 2001 were $120.0 million and zero, respectively. The increase in estimated fair value of $120.0 million for the year ended December 31, 2002 was due primarily to significant equity market declines during 2002.

      The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $410.9 million and $444.2 million at December 31, 2002 and 2001, respectively.

      In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2002 and 2001 were $570.7 million and $540.2 million, respectively.


13)   EMPLOYEE BENEFIT PLANS

      The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company made cash contributions in 2002 to the qualified plans totaling $348.1 million.

      Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

      Components of net periodic pension credit follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   ------------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $        32.1       $       32.1       $       29.5
        Interest cost on projected benefit obligations.....          125.3              128.8              124.2
        Expected return on assets..........................         (181.8)            (218.7)            (223.2)
        Net amortization and deferrals.....................            6.4                 .1                (.6)
                                                            -----------------   ----------------   ------------------
        Net Periodic Pension Credit........................  $       (18.0)      $      (57.7)      $      (70.1)
                                                            =================   ================   ==================

      The projected benefit obligations under the pension plans were comprised of:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Benefit obligations, beginning of year.................................  $    1,812.3       $    1,712.6
        Service cost...........................................................          27.1               27.1
        Interest cost..........................................................         125.3              128.8
        Actuarial losses (gains)...............................................          42.5               64.4
        Benefits paid..........................................................        (123.3)            (120.6)
                                                                                ----------------   -----------------
        Benefit Obligation, End of Year........................................  $    1,883.9       $    1,812.3
                                                                                ================   =================

        The funded status of the pension plans was as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Plan assets at fair value, beginning of year...........................  $    1,845.3       $    2,119.4
        Actual return on plan assets...........................................        (278.2)            (148.0)
        Contributions..........................................................         348.1                -
        Benefits paid and fees.................................................        (129.8)            (126.1)
                                                                                ----------------   -----------------
        Plan assets at fair value, end of year.................................       1,785.4            1,845.3
        Projected benefit obligations..........................................       1,883.9            1,812.3
                                                                                ----------------   -----------------
        Excess of plan assets over projected benefit obligations...............         (98.5)              33.0
        Unrecognized prior service cost........................................         (40.0)             (46.3)
        Unrecognized net loss (gain) from past experience different
          from that assumed....................................................       1,033.9              550.1
        Unrecognized net asset at transition...................................          (1.5)              (1.6)
                                                                                ----------------   -----------------
        Prepaid Pension Cost, Net..............................................  $      893.9       $      535.2
                                                                                ================   =================


      The accrued liability for pension plans with projected benefit obligations in excess of plan assets was $19.1 million and $16.7 million at December 31, 2002 and 2001, respectively. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $60.9 million and $24.2 million, respectively, at December 31, 2002 and $49.7 million and $28.7 million, respectively, at December 31, 2001.

      The pension plan assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 6.75% and 7.26%, respectively, at December 31, 2002 and 7.25% and 7.19%, respectively, at December 31, 2001. As of January 1, 2002 and 2001, the expected long-term rate of return on assets for the retirement plan was 9.0% and 10.25%, respectively.

      Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $26.0 million, $27.3 million and $28.7 million for 2002, 2001 and 2000, respectively.

      Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with the plans totaling $101.4 million, $58.1 million and $29.8 million for 2002, 2001 and 2000, respectively (including $63.7 million and $34.6 million for 2002 and 2001, respectively, relating to the Bernstein deferred compensation plan).

14)   DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

      The Insurance Group primarily uses
      derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Various derivative financial instruments are used to achieve this objective, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of guaranteed minimum income benefit features contained in certain annuity contracts issued by the Company.

      As earlier described in Note 2 of Notes to Consolidated Financial Statements, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2002 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were $9,050.0 million and zero, respectively, at December 31, 2002. These amounts principally consist of interest rate cap contracts of Equitable Life that have a total fair value at December 31, 2002 of $8.7 million. At December 31, 2002 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

      All gains and losses on derivative financial instruments utilized by the Company in 2002 and 2001 are reported in earnings for the current year as none of the derivatives were designated to qualifying hedging relationships under SFAS No. 133 either at initial adoption of the Statement or at inception of the contracts. For 2002 and 2001, respectively, investment results, principally in net investment income, included gross gains of $7.7 million and $27.5 million and gross losses of $7.7 million and $4.6 million that were recognized on derivative positions.

      Fair Value of Financial Instruments
      -----------------------------------

      The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

      Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 2002 and 2001.

      Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

      Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

      The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

      The fair values for variable deferred annuities and single premium deferred annuities, which are included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

      Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

      The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 are presented below:


                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              2002                               2001
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)

        Consolidated:
        -------------
        Mortgage loans on real estate..........  $    3,746.2     $     4,070.1     $     4,333.3     $    4,438.7
        Other limited partnership interests....         674.8             674.8             695.2            695.2
        Policy loans...........................       4,035.6           4,728.2           4,100.7          4,476.4
        Policyholders liabilities:
          Investment contracts.................      14,555.0          15,114.9          12,256.4         12,514.0
        Long-term debt.........................       1,252.7           1,334.7           1,252.4          1,287.1

        Closed Block:
        -------------
        Mortgage loans on real estate..........  $    1,456.0     $     1,572.6     $     1,514.4     $    1,532.6
        Other equity investments...............          16.4              16.4              24.4             24.4
        Policy loans...........................       1,449.4           1,740.9           1,504.4          1,664.8
        SCNILC liability.......................          16.5              16.6              18.2             18.1

        Discontinued Operations:
        ------------------------
        Mortgage loans on real estate..........  $       87.5     $        94.7     $       160.3     $      171.6
        Other equity investments...............           9.4               9.4              22.3             22.3
        Guaranteed interest contracts..........          18.3              17.0              18.8             16.1
        Long-term debt.........................         101.7             101.7             101.7            101.7

15)   COMMITMENTS AND CONTINGENT LIABILITIES

      In addition to its debt and lease commitments discussed in Notes 10 and 17, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2002, these arrangements included commitments by the Company to provide equity financing of $298.6 million to certain limited partnerships under certain conditions. Management believes the Company will not incur any material losses as a result of these commitments.

      Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

      The Company had $57.3 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2002.

      In February 2002, Alliance signed a $125.0 million agreement with a group of commercial banks and other lenders. Under the agreement, Alliance guaranteed various obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2002, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

16)   LITIGATION

      A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following four paragraphs.

      In March 2000, an action entitled Brenda McEachern v. The Equitable Life Assurance Society of the United States and Gary Raymond, Jr. was commenced against Equitable Life and one of its agents in Circuit Court, Mobile County, Alabama, and asserts claims under state law. The action was brought by an individual who alleges that she purchased a variable annuity from Equitable Life in 1997. The action purports to be on behalf of a class consisting of all persons who from January 1, 1989 (i) purchased a variable annuity from Equitable Life to fund a qualified retirement plan,
      (ii) were charged allegedly unnecessary fees for tax deferral for variable annuities held in qualified retirement accounts, or (iii) were sold a variable annuity while owning a qualified retirement plan from Equitable Life. The complaint alleges various improper sales practices, including misrepresentations in connection with the use of variable annuities in a qualified retirement plan or similar arrangement, charging inflated or hidden fees, and failure to disclose unnecessary tax deferral fees. Plaintiff seeks damages, including punitive damages, in an unspecified amount and attorneys' fees and expenses. In May 2000, Equitable Life removed the case to the United States District Court for the Southern District of Alabama and filed a motion to dismiss the complaint, and plaintiff filed a motion to remand the case to state court. The court has permitted limited discovery on the issue of whether the Securities Litigation Uniform Standards Act applies. In November 2001, plaintiff filed a motion for leave to join additional plaintiffs. In February 2002, the court denied the plaintiff's motion to remand and granted defendants' motion to dismiss, but permitted plaintiff until April 1, 2002 to file an amended complaint in Federal Court. In March 2002, plaintiff filed a motion to alter or amend the court's judgment. In September 2002, plaintiff filed an amended complaint in the United States District Court for the Southern District of Alabama. In the amended complaint, the original plaintiff added two new plaintiffs who are alleged to have purchased individual retirement annuities in 1998 and 1999. The amended complaint does not assert any claims against Equitable Life's agent, previously named as a defendant. Plaintiffs seek to represent a class of

      (i) all persons who purchased deferred variable annuities from Equitable Life in tax deferred qualified retirement plans, and (ii) all persons who were charged allegedly unnecessary mortality fees for tax deferral for variable annuities held in qualified retirement accounts. Plaintiffs assert causes of action for unjust enrichment, money had and received (a common-law cause of action similar to unjust enrichment), conversion, breach of contract, negligence, negligent and/or wanton training, negligent and/or wanton supervision, and breach of fiduciary duty. Plaintiffs seek damages, including punitive damages, in an unspecified amount and attorneys' fees and expenses. In December 2002, the court granted Equitable Life's motion to dismiss the complaint, ruling that the Securities Litigation Uniform Standards Act applied. The complaint has been dismissed without prejudice.

      In October 2000, an action entitled Sham Malhotra, et al. v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint.

      Between June 2000 and January 2003, 29 lawsuits were filed in the state courts of Mississippi (the "Mississippi Actions") by more than 300 plaintiffs naming as defendants Equitable Life, EVLICO, EOC and AXA Advisors and various present and former individual sales agents. The actions arise from the purchase by each of the plaintiffs of various types of life insurance policies from Equitable Life, EVLICO and/or EOC. The policies at issue include term, variable and whole life policies purchased as early as 1954. The actions allege misrepresentations in connection with the sale of life insurance policies including that the defendants misrepresented the stated number of years that premiums would need to be paid. Plaintiffs assert claims for breach of contract, fraud, fraudulent inducement, misrepresentation, conspiracy, negligent supervision and other tort claims. Plaintiffs seek unspecified compensatory and punitive damages. The parties are engaged in various stages of discovery in many of the pending actions. In March 2002, the Circuit Court of Sunflower County, in one of the lawsuits, granted Equitable Life's motion, joined by the agent defendant, to dismiss that action with prejudice; plaintiffs' appeal to the Supreme Court of Mississippi has been fully briefed. The lawsuit involving 79 plaintiffs has been removed from state court to the United States District Court for the Northern District of Mississippi. Motions to remand are pending in several other cases.

      In six of the Mississippi Actions, between May 2002 and January 2003 three former sales agents and one retired sales agent of Equitable Life named as defendants have asserted cross-claims against Equitable Life seeking indemnification, as well as compensatory and punitive damages for, among other things, alleged injury to their reputations. Equitable Life filed motions to dismiss those cross-claims and in the Federal district courts in Mississippi, is seeking to compel arbitration of the cross-claims. In January 2003, the United States District Court for the Southern District of Mississippi granted Equitable Life's petition to compel arbitration of the cross-claims asserted by a former agent in two of the Mississippi Actions and also granted Equitable Life's motion to enjoin prosecution of those cases in state court.

      In October 2000, an action entitled American National Bank and Trust Company of Chicago, as trustee f/b/o Emerald Investments LP and Emerald Investments LP v. AXA Client Solutions, LLC; The Equitable Life Assurance Society of the United States; and AXA Financial, Inc. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse on the Company's consolidated financial position.

      After the District Court denied defendants' motion to assert certain defenses and counterclaims in American National Bank, Equitable Life commenced an action, in December 2001, entitled The Equitable Life Assurance Society of the United States v. American National Bank and Trust Company of Chicago, as trustee f/b/o Emerald Investments LP and Emerald Investments LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in American National Bank. Equitable Life's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by Equitable Life. Equitable Life seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to Equitable Life's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part Equitable Life's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. Equitable Life has answered defendants' remaining counterclaims.

      In November 1997, an amended complaint was filed in Peter Fischel, et al.
      v. The Equitable Life Assurance Society of the United States alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs challenged the District Court's subject matter jurisdiction over the health benefit claims. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty. In May 2002, the District Court issued an order granting plaintiffs' motion for partial summary judgment, granting Equitable Life's motion for summary judgment on plaintiffs' claim for breach of fiduciary duty and otherwise denying Equitable Life's motion for summary judgment. The court ruled that Equitable Life is liable to plaintiffs on their contract claims for subsidized benefits under ERISA. The court has deferred addressing the relief to which plaintiffs are entitled in light of the May 2002 order. A decision was rendered in October 2002 on the appeal by plaintiffs concerning the award of legal fees to plaintiffs' counsel for the previously settled claim not involving health benefits. The Court of Appeals denied plaintiffs' challenge to the District Court's subject matter jurisdiction over the settled claim, affirmed the method that the District Court used to calculate the award of legal fees to plaintiffs' counsel and remanded for further consideration of the fee award.

      A putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan for Employees, Managers and Agents, et al. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. The parties have agreed on class certification and in October 2002, the court accepted the recommendation of a special master to certify a plaintiff class.

      Three previously disclosed lawsuits, Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, Raymond Patenaude v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. and Siamac Sedighim v. Donaldson Lufkin & Jenrette, Inc., et al. have been dismissed with prejudice. In addition, in three previously disclosed actions, R.S.M. Inc., et al. v. Alliance Capital Management L.P., et al., In re AXA Financial, Inc. Shareholders Litigation and David Uhrik v. Credit Suisse First Boston (USA), Inc., et al., the parties have agreed to settle and the actions have been dismissed.

      Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that, subject to the foregoing, (i) the settlement of the R.S.M., In re AXA Financial, Inc. Shareholders Litigation and the Uhrik litigations will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

      In April 2001, an amended class action complaint entitled Miller, et al.
      v. Mitchell Hutchins Asset Management, Inc., et al. (Miller Complaint"), was filed in Federal District Court in the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. ("AFD"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The allegations in the Miller Complaint concern six mutual funds with which Alliance has investment advisory agreements, including Alliance Premier Growth Fund ("Premier Growth Fund"), Alliance Health Care Fund, Alliance Growth Fund, Alliance Quasar Fund, Alliance Fund and Alliance Disciplined Value Fund. The Miller Complaint alleges principally that (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance and AFD, respectively, are excessive and, therefore, constitute a breach of fiduciary duty. Plaintiffs seek a recovery of certain fees paid by these funds to Alliance. In March 2002, the court issued an order granting defendants' joint motion to dismiss the Miller Complaint. The court allowed plaintiffs up to and including April 1, 2002 to file an amended complaint comporting with its order. In April 2002, plaintiffs filed a second amended complaint. The allegations and relief sought in the second amended complaint are virtually identical to the Miller Complaint. In May 2002, defendants filed a motion to dismiss the amended complaint. Alliance and AFD believe that plaintiffs' allegations are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance and AFD are unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In December 2001 a complaint entitled Benak v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Benak Complaint") was filed in Federal District Court in the District of New Jersey against Alliance and Alliance Premier Growth Fund alleging violation of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the General Partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Plaintiff seeks recovery of fees paid by Premier Growth Fund to Alliance. Subsequently, between December 2001 and July 2002, five complaints making substantially the same allegations and seeking substantially the same relief as the Benak Complaint were filed against Alliance Capital Management L.P. and Alliance Premier Growth Fund. All of those actions were consolidated in Federal District Court in the District of New Jersey. In January 2003, a consolidated amended complaint entitled Benak v. Alliance Capital Management L.P. was filed containing allegations similar to those in the individual complaints and alleging violation of the ICA. While the Consolidated Amended Complaint seeks relief similar to that requested in the individual actions, it does not name the Premier Growth Fund as a defendant. Alliance believes the plaintiffs' allegations in the Benak Consolidated Amended Complaint are without merit and intends to vigorously defend against these allegations. At the present time Alliance's management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of these actions may have on its consolidated results of operations or financial position.

      In April 2002, a consolidated complaint entitled In re Enron Corporation Securities Litigation ("Enron Complaint") was filed in Federal District Court in the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Senior Notes due 2021. Plaintiffs allege that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the General Partner of Alliance, signed the registration statement at issue. Plaintiffs allege that the registration statement was materially misleading. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. The Enron Complaint specifically states that "[n]o allegations of fraud are made against or directed at" Alliance. In June 2002, Alliance moved to dismiss the complaint as the allegations therein pertain to it. That motion is pending. Alliance believes the allegations of the Enron Complaint as to it are without merit and intends to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In May, 2002, a complaint entitled The Florida State Board of Administration v. Alliance Capital Management L.P. (the "SBA Complaint") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety, and the case is currently in discovery. Alliance believes the SBA's allegations in the SBA Complaint are without merit and intends to vigorously defend against these allegations. At the present time, Alliance's management is unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In September 2002, a complaint entitled Lawrence E. Jaffe Pension Plan, Lawrence E. Jaffe Trustee U/A 1198 v. Alliance Capital Management L.P., Alfred Harrison and Alliance Premier Growth Fund, Inc. ("Jaffe Complaint") was filed in Federal District Court in the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the ICA. The Jaffe Complaint alleges that the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of

      Enron and that the agreements between Premier Growth Fund and Alliance violated the ICA because all of the directors of Premier Growth Fund should be deemed interested under the ICA. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In November 2002, Alliance filed a motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey to be consolidated with the Benak v. Alliance Capital Management L.P. action already pending there. Alliance's time to move, answer or otherwise respond to the Jaffe Complaint is stayed pending a decision on the motion to transfer. Alliance and Alfred Harrison believe that plaintiff's allegations in the Jaffe Complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of this action may have on its results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In December 2002, a complaint entitled Patrick J. Goggins et al. v. Alliance Capital Management L.P. et al. ("Goggins Complaint") was filed in Federal District Court in the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of the Fund. The Goggins Complaint alleges that defendants violated the Securities Act of 1933 because Premier Growth Fund's registration statements and prospectuses allegedly were materially misleading, contained untrue statements of material fact and omitted material facts in describing the strategic objectives and investment strategies of Premier Growth Fund in relation to Premier Growth Fund's investments, including Premier Growth Fund's investments in Enron Corp. securities. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages. Alliance's time to move, answer or otherwise respond to the Goggins Complaint is currently stayed. Alliance, Premier Growth Fund and the other defendants believe the plaintiffs' allegations in the Goggins Complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In addition to the matters previously reported and those described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter. Accordingly, the Company's management cannot make an estimate of loss, if any, or predict whether or not any given matter will have a material adverse effect the Company's consolidated results of operations in any particular period.

17)   LEASES

      The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2003 and the four successive years are $123.6 million, $127.9 million, $117.5 million, $99.9 million, $91.8 million and $848.4 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2003 and the four successive years is $5.6 million, $5.6 million, $5.4 million, $2.2 million, $2.2 million and $18.1 million thereafter.

      At December 31, 2002, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2003 and the four successive years is $81.7 million, $78.8 million, $75.9 million, $75.2 million, $67.6 million and $535.8 million thereafter.

      The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2003 and the two successive years are $4.4 million, $2.8 million, and $.9 million.

18)   INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

      Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $408.9 million during 2003. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2002, 2001 and 2000, the Insurance Group statutory net income totaled $451.6 million, $547.7 million and $1,068.6 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,281.0 million and $6,100.4 million at December 31, 2002 and 2001, respectively. In 2002, 2001 and 2000, respectively, $500.0 million, $1.7 billion and $250.0 million in shareholder dividends were paid by Equitable Life.

      At December 31, 2002, the Insurance Group, in accordance with various government and state regulations, had $23.3 million of securities deposited with such government or state agencies.

      In 1998, the NAIC approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addresses areas where statutory accounting previously was silent and changes certain existing statutory positions. Equitable Life and Equitable of Colorado became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

      On December 27, 2000, an emergency rule was issued by the New York Insurance Department (NYID), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Differences in the New York regulation adopted in 2000 from Codification were in accounting for deferred taxes and goodwill, which are required to be disclosed in the notes to the Annual Statement, as well as the Annual Audited Report. On September 24, 2002 the bill authorizing the admissibility of deferred taxes by New York insurers was signed into law and was effective as of January 1, 2002. The impact of adopting the accounting for deferred taxes at January 1,2002 was a $363.6 million decrease to surplus.

      The implementation of Codification in 2001 resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

      The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or EOC.

      At December 31, 2002 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed in the January 1, 2001 NAIC Accounting Practices and Procedures manual.

      Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Net change in statutory surplus and
          capital stock....................................  $    (1,354.7)      $      104.1       $    1,321.4
        Change in AVR......................................         (464.7)            (230.2)            (665.5)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................       (1,819.4)            (126.1)             655.9
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................          255.2              270.8              254.5
          DAC..............................................          458.1              458.5              469.1
          Deferred Federal income taxes....................         (634.6)            (354.8)            (127.3)
          Valuation of investments.........................          (74.8)              67.9             (134.8)
          Valuation of investment subsidiary...............        1,399.4           (1,507.9)             (29.2)
          Change in fair value of guaranteed minimum
            income benefit reinsurance contracts...........          120.0                -                  -
          Shareholder dividends paid......................           500.0            1,700.0              250.0
          Changes in non-admitted assets...................          384.2              138.3               73.8
          Stock option expense related to AXA's minority
            interest acquisition...........................            -                  -               (493.9)
          Other, net.......................................          (23.7)               5.4              383.1
          GAAP adjustments for Discontinued
            Operations.....................................           23.0               (5.1)              54.3
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       587.4       $      647.0       $    1,355.5
                                                            =================   ================   =================


                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2002               2001                2000
                                                            -----------------   ----------------   ------------------
                                                                                 (IN MILLIONS)

        Statutory surplus and capital stock................  $     4,091.3       $    5,446.0       $    5,341.9
        AVR................................................          189.7              654.4              884.6
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        4,281.0            6,100.4            6,226.5
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,237.6)          (1,492.8)          (1,763.6)
          DAC..............................................        5,801.0            5,513.7            5,128.8
          Deferred Federal income taxes....................       (1,835.8)          (1,252.2)            (640.7)
          Valuation of investments.........................        1,629.6              635.9              140.2
          Valuation of investment subsidiary...............       (1,191.4)          (2,590.8)          (1,082.9)
          Change in fair value of guaranteed minimum
            income benefit reinsurance contracts...........          120.0                -                  -
          Non-admitted assets..............................        1,162.3              778.1              639.8
          Issuance of surplus notes........................         (599.6)            (539.4)            (539.1)
          Other, net.......................................          157.2              536.6              500.6
          GAAP adjustments for Discontinued
            Operations.....................................         (108.7)            (123.8)            (164.3)
                                                            -----------------   ----------------   ------------------
        Equity of the Insurance Group......................  $     8,178.0       $    7,565.7       $    8,445.3
                                                            =================   ================   ==================

19)   BUSINESS SEGMENT INFORMATION

      The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

      The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

      The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowments and domestic and foreign financial institutions, (b) private clients, including high net worth individuals, trusts and estates and charitable foundations, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

      Intersegment investment advisory and other fees of approximately $102.2 million, $116.6 million and $153.2 million for 2002, 2001 and 2000, respectively, are included in total revenues of the Investment Services segment.

      The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                    2002               2001               2000
                                                              -----------------   ----------------  ------------------
                                                                                   (IN MILLIONS)
       SEGMENT REVENUES:
       Insurance............................................   $     4,673.4       $     4,763.3     $     4,681.9
       Investment Services..................................         2,744.9             2,994.4           4,672.5
       Consolidation/elimination............................           (71.3)              (90.0)           (113.2)
                                                              -----------------   ----------------  ------------------
       Total Revenues.......................................   $     7,347.0       $     7,667.7     $     9,241.2
                                                              =================   ================  ==================

       SEGMENT EARNINGS (LOSS) FROM CONTINUING OPERATIONS
         BEFORE FEDERAL INCOME TAXES AND MINORITY INTEREST:
       Insurance............................................   $       437.9       $       707.5     $      (192.5)
       Investment Services..................................           590.7               585.4           2,778.0
                                                              -----------------   ----------------  ------------------
       Total Earnings from Continuing Operations
         before Federal Income Taxes
         and Minority Interest.............................   $     1,028.6       $     1,292.9     $     2,585.5
                                                              =================   ================  ==================


                                                                    2002               2001               2000
                                                              -----------------   ----------------  ------------------
                                                                                   (IN MILLIONS)
       ASSETS:
       Insurance............................................   $    80,638.7       $    84,572.2     $    88,641.1
       Investment Services..................................        14,160.3            15,808.8          16,807.2
       Consolidation/elimination............................            27.3               (94.4)            (57.1)
                                                              -----------------   ----------------  ------------------
       Total Assets.........................................   $    94,826.3       $   100,286.6     $   105,391.2
                                                              =================   ================  ==================


20)   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The quarterly results of operations for 2002 and 2001 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)
        2002
        ----
        Total Revenues................  $     1,883.9      $     2,072.1       $    1,860.9         $    1,530.1
                                       =================  =================   ==================   ==================

        Earnings (Loss) from
          Continuing Operations.......  $       162.6      $       206.7       $      266.9         $      (21.3)
                                       =================  =================   ==================   ==================

        Net Earnings (Loss)...........  $       130.4      $       205.3       $      286.3         $      (34.6)
                                       =================  =================   ==================   ==================

        2001
        ----
        Total Revenues................  $     2,023.1      $     1,898.6       $    1,804.8         $    1,941.2
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations..................  $       227.1      $       120.3       $      119.2         $      140.0
                                       =================  =================   ==================   ==================

        Net Earnings..................  $       233.6      $       118.5       $      118.7         $      176.2
                                       =================  =================   ==================   ==================


      The quarterly results of operations for the first three quarters of 2002 have been restated to reflect the accounting change adopted in the fourth quarter of 2002 as of January 1, 2002 for liabilities associated with variable annuity contracts that contain GMDB and GMIB features, as follows:


                                                                                THREE MONTHS ENDED
                                                            ------------------------------------------------------------
                                                                MARCH 31            JUNE 30           SEPTEMBER 30
                                                            -----------------   ----------------  ----------------------
                                                                                   (IN MILLIONS)

       Earnings from continuing operations,
          as previously reported..........................   $      160.5        $      286.6      $      345.7
       Adjustment to reflect adoption of accounting
          change as of January 1, 2002....................            2.1               (79.9)            (78.8)
                                                            -----------------   ----------------  ----------------------
       Earnings from Continuing
          Operations, as Restated.........................   $      162.6        $      206.7      $      266.9
                                                            =================   ================  ======================

       Net earnings, as previously reported...............   $      161.5        $      285.2      $      365.1
       Adjustment to reflect adoption of accounting
          change as of January 1, 2002....................          (31.1)              (79.9)            (78.8)
                                                            -----------------   ----------------  ----------------------
       Net Earnings, as Restated..........................   $      130.4        $      205.3      $      286.3
                                                            =================   ================  ======================

21)   ACCOUNTING FOR STOCK-BASED COMPENSATION

      The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company:


                                                                  2002               2001                 2000
                                                            -----------------   ----------------   -------------------
                                                                                  (IN MILLIONS)

        Net income, as reported............................  $       587.4       $      647.0       $    1,355.5
        Add: Compensation charge resulting from
           AXA's acquisition of minority interest
           included in net earnings........................            -                  -                306.4
        Less: Total stock-based employee compensation
           expense determined under fair value method for
           all awards, net of Federal income tax benefit             (36.0)             (22.2)             (34.6)
                                                            -----------------   ----------------   -------------------
        Pro Forma Net Earnings.............................  $       551.4       $      624.8       $    1,627.3
                                                            =================   ================   ===================


      In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

      Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can issue options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

      Following completion of the merger of AXA Merger Corp. with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights ("SARs") and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the SARs is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded a (reduction) increase in the SARs liability of $(10.2) million and $(63.2) million for 2002 and 2001, respectively, reflecting the variable accounting for the SARs, based on the change in the market value of AXA ADRs for the respective periods ended December 31, 2002 and 2001.

      The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2002, 2001 and 2000 follow:

                                       HOLDING COMPANY                            ALLIANCE
                           -----------------------------------------   -------------------------------
                             2002 (1)       2001 (1)        2000          2002      2001       2000
                           -------------  ------------- ------------   -------------------- ----------

        Dividend yield....    2.54%          1.52%         0.32%         5.80%     5.80%      7.20%

        Expected
          volatility......     46%            29%           28%           32%       33%        30%

        Risk-free interest
          rate............    4.04%          4.98%         6.24%         4.2%      4.5%       5.90%

        Expected life
          in years........      5              5             5            7.0       7.2        7.4

        Weighted average
          fair value per
          option at
          grant-date......    $6.30          $9.42        $11.08         $5.89     $9.23      $8.32

     (1) Beginning in 2001, the option pricing assumptions reflect options granted by the Holding Company representing rights to acquire AXA ADRs.

      A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2002. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:

                                                       HOLDING COMPANY                          ALLIANCE
                                             ------------------------------------   ---------------------------------
                                                   COMMON
                                                   STOCK            WEIGHTED                            WEIGHTED
                                                    AND             AVERAGE                             AVERAGE
                                                  AXA ADRS          EXERCISE            UNITS           EXERCISE
                                               (IN MILLIONS)         PRICE          (IN MILLIONS)        PRICE
                                             ------------------------------------   --------------- -----------------
        Holding Company Option Shares:
        Balance at December 31, 1999.....         22.7              $24.60               12.5           $17.95
          Granted........................          6.5              $31.06                4.7           $50.93
          Exercised......................         (4.5)             $18.57               (1.7)          $10.90
          Forfeited......................         (1.2)             $26.15                (.1)          $26.62
                                             ----------        ------------          ----------      ---------

        Balance at December 31, 2000.....         23.5              $27.20               15.4           $28.73
                                             ==========        ============

        AXA ADR Option Shares:
        Balance at January 2, 2001                18.3              $21.65
          Granted........................         17.0              $31.55                2.5           $50.34
          Exercised......................         (2.2)             $11.57               (1.7)          $13.45
          Forfeited......................         (3.1)             $32.02                (.3)          $34.33
                                             ----------        ------------          ----------      ---------

        Balance at December 31, 2001.....         30.0              $31.55               15.9           $33.58
          Granted........................          6.7              $17.24                2.4           $39.32
          Exercised......................          (.2)             $10.70               (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12                (.5)          $42.99
                                             ----------        ------------          ----------      ---------

        Balance at December 31, 2002              35.3              $25.14               16.4           $34.91
                                             ==========        ============          ==========      =========

      Information about options outstanding and exercisable at December 31, 2002 follows:

                                            OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                             ---------------------------------------------------   -------------------------------------
                                                   WEIGHTED
                                                    AVERAGE         WEIGHTED                               WEIGHTED
              RANGE OF             NUMBER          REMAINING        AVERAGE             NUMBER              AVERAGE
              EXERCISE          OUTSTANDING       CONTRACTUAL       EXERCISE          EXERCISABLE          EXERCISE
               PRICES          (IN MILLIONS)     LIFE (YEARS)        PRICE           (IN MILLIONS)           PRICE
        --------------------------------------- ---------------- ---------------   ------------------   ----------------

              AXA ADRs
        ----------------------
        $ 6.325   - $ 9.01           1.8               1.26            $6.76              1.8                 $6.76
        $10.195   - $14.73           3.3               6.41           $13.13              2.4                $13.28
        $15.995   - $22.84          10.3               7.82           $18.47              4.7                $18.80
        $26.095   - $33.025         14.9               5.60           $30.93              8.5                $31.76
        $36.031                      5.0               6.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
        $ 6.325   - $36.031         35.3               6.22           $25.14             22.4                $26.00
                              =================                                    ==================

              Alliance
        ----------------------
        $   8.81   - $18.47          3.5               3.43           $13.21              3.5                $13.21
        $  22.50   - $30.25          3.8               6.34           $27.87              2.6                $27.60
        $  30.94   - $48.50          4.9               8.68           $41.01              1.0                $48.46
        $  50.15   - $50.56          2.3               8.92           $50.25               .5                $50.25
        $  51.10   - $58.50          1.9               7.95           $53.78               .7                $53.77
                              -----------------                                    ------------------
        $   8.81   - $58.50         16.4               6.98           $34.91              8.3                $27.72
                              =================                                    ==================


      The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over a period of up to ten years.

      In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2002, approximately 14.4 million Alliance Holding units of a maximum 40.0 million units were subject to options granted and 80,433 Alliance Holding units were subject to awards made under this plan.

22)   RELATED PARTY TRANSACTIONS

      Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $39.7 million and $19.1 million, respectively, for 2002 and 2001.

      The Company paid $596.6 million and $590.5 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2002 and 2001. The Company charged AXA Distribution's subsidiaries $411.9 million and $522.6 million, respectively, for their applicable share of operating expenses for 2002 and 2001, pursuant to the Agreements for Services.

      In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.


      Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA under such agreements totaled approximately $17.9 million and $13.7 million in 2002 and 2001, respectively. Payments by AXA and AXA affiliates to Equitable Life under such agreements totaled $17.6 million and $9.9 million in 2002 and 2001, respectively.

      Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2002               2001               2000
                                                            -----------------   ----------------  ------------------
                                                                                 (IN MILLIONS)


       Investment advisory and services fees..............   $       950.1       $     1,089.7     $     1,021.8
       Distribution revenues..............................           467.5               544.6             621.6
       Shareholder servicing fees.........................            89.7                87.2              85.6
       Other revenues.....................................            10.2                11.0              11.6
       Brokerage..........................................             7.0                 5.7               1.0


23)   PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

      Assuming the Bernstein acquisition had occurred on January 1, 2000, revenues for the Company would have been $8.79 billion for 2000 on a pro forma basis. The impact of the acquisition on net earnings on a pro-forma basis would not have been material.

      This pro forma financial information does not necessarily reflect the results of operations that would have resulted had the Bernstein acquisition actually occurred on January 1, 2000, nor is the pro forma financial information necessarily indicative of the results of operations that may be achieved for any future period.

THE EQUITABLE LIFE ASSURANCE SOCIETY
OF THE UNITED STATES
     IL COLI(SM)

PROSPECTUS SUPPLEMENT DATED MAY 1, 2003
TO PROSPECTUS DATED MAY 1, 2003
--------------------------------------------------------------------------------

This Supplement modifies certain information contained in the Prospectus you received for your Equitable variable life insurance policy listed above. You should keep this supplement with your prospectus. We will send you another copy of the prospectus, without charge, on written request.

--------------------------------------------------------------------------------
The following replaces the information about our address and phone numbers in your prospectus under "How to reach us:"
--------------------------------------------------------------------------------

HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you can contact us. You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our facsimile service may not be available at all times, and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

BY MAIL:


At the Post Office Box for our Administrative Office:
Equitable Life -- AXA Distributors Service Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047


BY EXPRESS DELIVERY ONLY:


At the Street Address for our Administrative Office:
Equitable Life -- AXA Distributors Service Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277
1-704-341-7000 (for express delivery purposes only)


Pros Supp 35 (5/03)                                       Cat. No. 131543 (5/03)
                                                                          X00523

BY TOLL-FREE PHONE:

1-888-855-5100


BY E-MAIL:

life-service@equitable.com


BY FAX:


1-704-540-9714


The rest of the information under "How to reach us" remains unchanged.

--------------------------------------------------------------------------------

The following replaces the phone numbers in your prospectus under "Transferring your money among our investment options -- Telephone transfers" and "More information about other matters -- Telephone and EQAccess requests"

--------------------------------------------------------------------------------

TELEPHONE TRANSFERS

The phone number that is available if you are both the policy's insured person and its owner is 1-888-855-5100 (toll free) from a touch tone phone.


All the other information in these sections of the prospectus remains unchanged.

The Equitable Life Assurance Society
of the United States

Variable Life Insurance Policies

 Paramount Life(SM)
 IL Protector(R)
 IL COLI(SM)
 Incentive Life Plus(R)
 Survivorship 2000
 Incentive Life 2000
 Champion 2000
 Incentive Life(SM)
 Survivorship Incentive Life(SM)
 Incentive Life(SM) '02
 Survivorship Incentive Life(SM) '02

Prospectus supplement dated May 1, 2003
--------------------------------------------------------------------------------



This supplement updates certain information in the most recent prospectus you received for your Equitable variable life insurance policy listed above, and in any supplements to that prospectus.


LIMITED OPPORTUNITY FOR UNRESTRICTED TRANSFER FROM THE GUARANTEED INTEREST
OPTION.


Your policy permits you to transfer a limited amount of your policy's account value out of the guaranteed interest option during the period beginning 30 days before and ending 60 days after a policy anniversary ("the GIO Transfer Period"). See "Transferring your money among our investment options - Transfers you can make" (or other applicable section regarding transfers) in your prospectus. From March 1, 2003 through December 31, 2003, we are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter (through December 31, 2003), you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option whether or not you are within the GIO Transfer Period.

Your written transfer request must be received in our Administrative Office by December 31, 2003, in order to take advantage of this unrestricted transfer opportunity.


Please note that this offer does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit. Additionally, depending on your policy, there may be a charge for making this transfer. Your prospectus will specify if your policy imposes a charge for this transfer.


   Copyright 2003 The Equitable Life Assurance Society of the United States.

 All rights reserved. IL Protector(R) and Incentive Life Plus(R) are registered service marks
  and IL COLISM, Paramount LifeSM, Incentive LifeSM and Survivorship Incentive
                           LifeSM are service marks of

           The Equitable Life Assurance Society of the United States.



EVM 341 (5/03)                                                            x00555
Cat. No. 132054 (5/03)

                                     PART C

Item 27. Exhibits

        (a)             Certified resolution re Authority to Market Variable Life Insurance and
                        Establish Separate Accounts, incorporated herein by reference to
                        Exhibit No. 1-A(1)(a)(i) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on December 11, 1996.

        (b)             Inapplicable.

        (c)(i)          Broker-Dealer and General Agent Sales Agreement, incorporated herein by reference to Exhibit 1-A(3)(b) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on December 11, 1996.

        (c)(ii)         Distribution and Servicing Agreement among EQ Financial Consultants, Inc. (now AXA
                        Advisors, LLC), Equitable and Equitable Variable dated as of May 1, 1994, incorporated herein by reference to Exhibit 1-A(8) to Registration Statement on Form S-6,
                        File No. 333-17663, filed on December 11, 1996.

        (c)(iii)        Distribution Agreement for services by The Equitable Life Assurance Society of the United States
                        to AXA Network, LLC and its subsidiaries dated January 1, 2000, incorporated herein by reference to Exhibit No. 1-A(10)(c) to Registration Statement on Form S-6, File No. 333-17663, filed on
                        April 19, 2001.

        (c)(iv)         Distribution Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life
                        Assurance Society of the United States dated January 1, 2000, incorporated herein by reference to
                        Exhibit No. 1-A(10)(d) to Registration Statement on Form S-6, File No. 333-17663, filed on April 19, 2001.

        (c)(v)          The information concerning commissions included in the SAIs forming part of this registration statement under "How we market the policies" is incorporated herein by reference.

+       (d)(i)          Flexible Premium Variable Life Insurance Policy (95-300) (Corporate Incentive Life) (Equitable),
                        incorporated herein by reference to Exhibit No. 1-A(5)(a)(iv) to Registration Statement on Form S-6,
                        File No. 333-17663, filed on December 11, 1996.

        (d)(ii)         Flexible Premium Variable Life Insurance Policy (99-300), incorporated herein by reference to
                        Exhibit No. 1-A(5)(a)(vi) to Registration Statement on Form S-6, File No. 333-17663, filed on March 1, 1999.

        (d)(iii)        Form of Flexible Premium Variable Life Insurance Policy for Incentive Life '02 (02-300),
                        incorporated herein by reference to Exhibit No. 1-A(5)(a)(vii) to Registration Statement on
                        Form S-6, File No. 333-17663, filed on August 9, 2002.

+       (d)(iv)         Option to Purchase Additional Insurance Rider (R94-204) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(d) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on December 11, 1996.

+       (d)(v)          Substitution of Insured Rider (R94-212) (Equitable), incorporated herein by reference to Exhibit
                        No. 1-A(5)(f) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

+       (d)(vi)         Renewable Term Insurance Rider on the Insured (R94-215) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(h) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

+       (d)(vii)        Disability Rider - Waiver of Monthly Deductions (R94-216) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(j) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

+       (d)(viii)       Disability Rider - Waiver of Premiums (R94-216A) (Equitable), incorporated herein by reference to
                        Exhibit No. 1-A(5)(l) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

        (d)(ix)         Accelerated Death Benefit Rider (R94-102) (Equitable), incorporated herein by reference to Exhibit
                        No. 1-A(5)(p) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

        (d)(x)          Accounting Benefit Rider (S.94-118) (Equitable), incorporated herein by reference to Exhibit No.
                        1-A(5)(t) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

        (d)(xi)         Unisex Rider with Table of Guaranteed Payments Endorsement (S.99-33), incorporated herein by reference to Exhibit No. 1-A(5)(z)(iii) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on March 1, 1999.

        (d)(xii)        Form of Paid Up Death Benefit Guarantee Endorsement (S.99-32), incorporated herein by reference to Exhibit No. 1-A(5)(z)(iv) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on March 1, 1999.

        (d)(xiii)       Form of Enhanced Death Benefit Guarantee Rider (R99-100), incorporated herein by reference to Exhibit
                        No. 1-A(5)(z)(v) to Registration Statement on Form S-6, File No. 333-17663, filed on March 1, 1999.

        (d)(xiv)        Form of Waiver of Surrender Charge Due to Tax Law Change Endorsement (S.01-WSC), incorporated herein by reference to Exhibit No. (d)(v) to Registration Statement on Form S-6, File No. 333-76130, filed on December 31, 2001.

        (d)(xv)         Form of Paid Up Death Benefit Guarantee Endorsement for Incentive Life '02 (S.02-60), incorporated herein by reference to Exhibit No. 1-A(5)(z)(vi) to Registration Statement on Form S-6, File No.333-17663,
                        filed on August 9, 2002.

        (d)(xvi)        Children's Term Insurance Rider (R94-218) previously filed with this Registration Statement File No. 333-
                        103199 on February 13, 2003.

        (d)(xvii)       Integrated Term Insurance Rider (R00-10) previously filed with this Registration Statement File No. 333-
                        103199 on February 13, 2003.

        (d)(xviii)      Renewable Term Insurance on the Additional Insured Person (R94-217) previously filed with this
                        Registration Statement File No. 333-103199 on February 13, 2003.

        (d)(xix)        Cost of Living Rider (R96-101) previously filed with this Registration Statement File No. 333-
                        103199 on February 13, 2003.

        (d)(xx)         Accidental Death Benefit Rider (R94-219) previously filed with this Registration Statement File No. 333-
                        103199 on February 13, 2003.

        (e)(i)          Application EV4-200Y (Equitable), incorporated herein by reference to Exhibit No. 1-A(10)(b) to
                        Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

        (e)(ii)         Form of Application (AXAV1-2002), incorporated herein by reference to Exhibit No. 1-A(10)(b)(ii) to
                        Registration Statement on Form S-6, File No. 333-17663, filed on August 9, 2002.

        (f)(i)          Declaration and Charter of Equitable, as amended January 1, 1997, incorporated herein by reference to Exhibit No. 1-A(6)(a) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on April 30, 1997.

        (f)(ii)         By-Laws of Equitable, as amended November 21, 1996, incorporated herein by reference to
                        Exhibit No. 1-A(6)(b) to Registration Statement on Form S-6, File No. 333-17663, filed on April 30, 1997.

        (g)             Form of Reinsurance Agreement between Reinsurance Company and the Equitable Life Assurance
                        Society of the United States.

        (h)(i)          Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable
                        Distributors, Inc. (now AXA Distributors LLC) and EQ Financial Consultants, Inc.
                        (now AXA Advisors, LLC), incorporated herein by reference to the Registration Statement of
                        EQ Advisors Trust on Form N-1A (File Nos. 333-17217 and 811-07953), filed on August 28, 1997.

        (h)(ii)         Form of Participation Agreement among AXA Premier VIP Trust, The Equitable Life Assurance Society
                        of the United States, Equitable Distributors, Inc., AXA Distributors LLC, and AXA Advisors, LLC,
                        incorporated herein by reference to Exhibit No. 8(b) to Registration Statement File No. 333-60730,
                        filed on December 5, 2001.

        (h)(iii)        Form of Participation Agreement among The Equitable Life Assurance Society of the United States,
                        The Universal Institutional Funds, Inc. and Morgan Stanley Investment Management Inc., incorporated herein by reference to Exhibit No. 1-A(9)(d) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on October 8, 2002.

        (h)(iv)         Form of Participation Agreement among OCC Accumulation Trust, Equitable Life Assurance Society of
                        the United States, OCC Distributors LLC and OPCAP Advisors LLC, incorporated herein by reference to
                        Exhibit No. 1-A(9)(e) to Registration Statement on Form S-6, File No. 333-17663, filed on October 8, 2002.

        (h)(v)          Form of Participation Agreement among Fidelity Distributors Corporation, Variable Insurance Products
                        Fund, Variable Insurance Products Fund II, and Variable Insurance Products Fund III and The Equitable
                        Life Assurance Society of the United States and Form of Sub License agreement between The Equitable Life
                        Assurance Society of the United States and Fidelity Distributors Corporation.

        (i)             Administration Contracts. See (c)(ii),(iii) & (iv).

        (j)             Inapplicable.

        (k)             Opinion and Consent of Robin M. Wagner, Vice President and Counsel of Equitable previously filed with this
                        Registration Statement File No. 333-103199 on February 13, 2003.

        (l)             Opinion and Consent of Brian Lessing, FSA, MAAA, Vice President and Actuary of
                        Equitable.

        (m)             Sample Calculation for Illustrations.

        (n)(i)          Consent of Independent Public Accountant.

        (n)(ii)         Powers of Attorney, incorporated herein by reference to Exhibit No. 7(a) to Registration Statement on Form S-6, File No. 333-17663, filed on April 28, 2000.

        (n)(iii)        Powers of Attorney.

        (o)             Inapplicable.

        (p)             Inapplicable.

        (q)             Description of Equitable's Issuance, Transfer and Redemption Procedures for Flexible
                        Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company
                        Act of 1940, incorporated herein by reference to Exhibit No. 8 to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

----------------
+ State variations not included

Item 28: Directors and Officers of Equitable.

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS

Bruce W. Calvert                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

Francoise Colloc'h                          Director
AXA
25, Avenue Matignon
75008 Paris, France

Claus-Michael Dill                          Director
AXA Konzern AG
Gereonsdriesch 9-11
50670 Cologne, Germany

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
198 North Wilton Rd.
New Canaan, CT 06840

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
VIVENDI UNIVERSAL and
42, avenue de Friedland
75008 Paris
France

John C. Graves                              Director
Graves Ventures, LLC
130 Fifth Avenue
New York, NY 10011

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

Mary R. (Nina) Henderson                    Director
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Christina Johnson                           Director
Saks Fifth Avenue Enterprises
12 East 49th Street
New York, NY  10017

Scott D. Miller                             Director
Hyatt Hotels Corporation
200 West Madison Street
Chicago, IL  60606

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Peter J. Tobin                              Director
St. John's University
8000 Utopia Parkway
Jamaica, NY 11439


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President and Treasurer

*Selig Ehrlich                              Executive Vice President and
                                            Chief Actuary

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

 Jennifer Blevins                           Executive Vice President

 MaryBeth  Farrell                          Executive Vice President

 John M. Lefferts                           Executive Vice President and
                                            President of Retail Distribution

 Deanna M. Mulligan                         Executive Vice President

 Jerald E. Hampton                          Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Edward J. Hayes                            Senior Vice President

*Donald R. Kaplan                           Senior Vice President, Chief
                                            Compliance Officer and Associate
                                            General Counsel

*William I. Levine                          Executive Vice President and
                                            Chief Information Officer

*Richard J. Matteis                         Executive Vice President

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

 Charles A. Marino                          Senior Vice President and Actuary

Item 29. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.




                                    AXA GROUP

                   CONSOLIDATED COMPANIES AS AT JUNE 30, 2000

     ACTIVITY           COUNTRY             CONSOLIDATED COMPANY                         SHAREHOLDERS                      OWNERSHIP

FINANCIAL SERVICES     AUSTRALIA        NATIONAL MUTUAL FUND MANAGEMENT         AXA ASIA PACIFIC HOLDINGS LIMITED            100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA INVESTMENT MANAGERS BRUSSELS        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA BANK BELGIUM                        AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          IPPA VASTGOED                           AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE NON VIE                      33.03
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE                              66.97
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA BANK BELGIUM                               0.10
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA        99.90
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE NON VIE                       1.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE                               2.15
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA                                           47.31
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA CORPORATE SOLUTIONS                        0.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ASSURANCES IARD                           14.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA KONZERN AG                                 6.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 DIRECT ASSURANCES IARD                         0.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA LEVEN NV                                   1.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 NATIONAL MUTUAL FUND MANAGEMENT                3.77
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA UK PLC                                    17.05
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA COURTAGE IARD                              0.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA CONSEIL VIE                               50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA ASSURANCES VIE                            50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION FCP                         AXA INVESTMENT MANAGERS PARIS                 99.99
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA INVESTMENT MANAGERS                        0.01
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA MULTIMANAGER LIMITED                      99.93
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PARIS           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA CREDIT                              COMPAGNIE FINANCIERE DE PARIS                 65.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA ASSURANCES IARD                           21.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        SOCIETE BEAUJON                                0.92
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        COMPAGNIE FINANCIERE DE PARIS                 51.07
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        JOUR FINANCE                                  20.63
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA COURTAGE IARD                              2.53
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA BANQUE                              COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA                                           19.51
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA COURTAGE IARD                              8.20
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COMPAGNIE FINANCIERE DE PARIS           AXA                                          100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           CFP - CREDIT                            COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS                       99.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION INTERESSEMENT               AXA INVESTMENT MANAGERS PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DES TUILERIES                    COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS                       98.84
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS PARIS                  1.16
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS PRIVATE               50.48
   & REAL ESTATE                                                                  EQUITY EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE MANAGEMENT INVESTMENT   AXA REAL ESTATE INVESTMENT MANAGERS SA        99.96
   & REAL ESTATE                          MANAGERS
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE INVESTMENT MANAGERS SA  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFAPI                                  COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           HOLDING SOFFIM                          COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFINAD                                 COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA ASSET MANAGEMENT DEUTSCHLAND        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA INVESTMENT MANAGERS DEUTSCHLAND     AXA INVESTMENT MANAGERS                       85.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA TRUST GMBH                          SUN LIFE DEUTSCHLAND LIMITED                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA VORSORGEBANK                        AXA KONZERN AG                               100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA VERSICHERUNG                              14.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA        86.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA KONZERN AG                                66.67
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA LEBEN                                     33.01
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA ASSET MANAGEMENT LTD                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS GS              AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS LIMITED         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA MULTIMANAGER LIMITED                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA REAL ESTATE INVESTMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          MANAGERS LTD
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA INVESTMENT MANAGERS                       66.67
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA ASSET MANAGEMENT LTD                      33.33
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE DEUTSCHLAND LIMITED            AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL MANAGEMENT LIMITED      AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL SERVICES LIMITED        AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE MANAGEMENT LIMITED             SUN LIFE GLOBAL MANAGEMENT LIMITED           100.00
   & REAL ESTATE                          ISLE OF MAN
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HK SAR         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HONG KONG       AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HUNGARY          AXA BIZTOSITO PENSION FUND              AXA KONZERN AG (Austria)                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA INVESTMENT MANAGERS                       99.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA ASSICURAZIONI                              1.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          ITALIA
FINANCIAL SERVICES     JAPAN            AXA INVESTMENT MANAGERS TOKYO           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     SPAIN            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          IBERICA
FINANCIAL SERVICES     THE NETHERLANDS  AXA INVESTMENT MANAGERS DEN HAAG        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA GLOBAL STRUCTURED PRODUCT           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS HOLDINGS INC.   AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS NEW YORK        AXA INVESTMENT MANAGERS ROSE                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS PRIVATE         AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EQUITY F
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS                       90.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS HOLDING INC.          10.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA ROSENBERG LLC                       AXA INVESTMENT MANAGERS ROSE                  50.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       THE EQUITABLE LIFE ASSURANCE SOCIETY          74.91
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       AXA FINANCIAL INC.                            25.09
   & REAL ESTATE
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA EQUITY & LAW LIFE ASSURANCE SOCIETY        8.90
   BUSINESSES
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA                                           42.10
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA LEBEN                                     10.05
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA VERSICHERUNG                              89.95
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          ROYALE BELGE INTERNATIONAL              ROYALE BELGE INVESTISSEMENT                  100.00
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA CORPORATE SOLUTION ASSURANCE               6.21
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA                                           84.28
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA COURTAGE IARD                              5.41
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    VINCI BV                                       4.07
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA CHINA REGION LIMITED                      49.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA                                           51.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA PARTICIPATION II                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INVESTMENT MANAGERS                        2.33
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INSURANCE HOLDING JAPAN                    4.21
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE NON VIE                       3.45
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE                               4.24
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA                                           20.17
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA CORPORATE SOLUTIONS                        3.27
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA KONZERN AG                                14.28
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA FRANCE ASSURANCE                          20.03
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA                                           99.77
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA ASSURANCES IARD                            0.22
   BUSINESSES
HOLDINGS & MISC.       FRANCE           COLISEE EXCELLENCE                      AXA PARTICIPATION II                         100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA CONSEIL VIE                               60.47
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA ASSURANCES IARD                           39.53
   BUSINESSES
HOLDINGS & MISC.       FRANCE           MOFIPAR                                 AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA FRANCE ASSURANCE                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          AXA                                           25.49
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          KOLNISCHE VERWALTUNGS                         25.63
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          VINCI BV                                      39.73
   BUSINESSES
HOLDINGS & MISC.       GERMANY          GRE CONTINENTAL EUROPE HOLDING GMBH     AXA KONZERN AG                               100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA                                            8.83
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA KONZERN AG                                23.02
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   VINCI BV                                      67.72
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA EQUITY & LAW PLC                    AXA                                           99.94
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    GUARDIAN ROYAL EXCHANGE PLC             AXA UK PLC                                   100.00
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA EQUITY & LAW PLC                          21.70
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA                                           78.30
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA CONSEIL VIE                                1.76
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA                                           98.24
   BUSINESSES
HOLDINGS & MISC.       JAPAN            AXA INSURANCE HOLDING JAPAN             AXA                                           96.42
   BUSINESSES


     ACTIVITY                COUNTRY               CONSOLIDATED COMPANY                  SHAREHOLDERS                      OWNERSHIP

HOLDINGS & MISC.          LUXEMBOURG          AXA LUXEMBOURG SA                    AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          MOROCCO             AXA ONA                              AXA                                        51.00
   BUSINESSES
HOLDINGS & MISC.          SINGAPORE           AXA INSURANCE INVESTMENT HOLDING     AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          SPAIN               AXA AURORA                           AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     GELDERLAND                           AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE NON VIE                   17.29
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE                           21.24
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     GELDERLAND                                 38.94
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     ROYALE BELGE INTERNATIONAL                 12.77
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA HOLDINGS BELGIUM                        4.11
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA VERZEKERINGEN                    AXA NEDERLAND BV                          100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     VINCI BV                             AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          TURKEY              AXA OYAK HOLDING AS                  AXA                                        50.00
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA EQUITY & LAW LIFE ASSURANCE SOCIETY     4.09
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA                                        92.48
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS                     2.95
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   SOCIETE BEAUJON                             0.44
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS REINSURANCE CY      0.03
   BUSINESSES
INSURANCE & REINSURANCE   AUSTRALIA           AUSTRALIAN CASUALTY INSURANCE        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                PTY LTD
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL HEALTH INSUR PY      AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                LIMITED
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL INTERNATIONAL        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL FINANCIAL SERVICES   AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA VERSICHERUNG                     AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA LEBEN                            AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     AXA HOLDINGS BELGIUM                       99.58
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     UAB                                         0.42
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA ROYALE BELGE NON VIE                    0.05
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA HOLDINGS BELGIUM                       99.95
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE                  AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE VIE              AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             UAB NON VIE                          AXA HOLDINGS BELGIUM                      100.OO
INSURANCE & REINSURANCE   CANADA              AXA CS ASSURANCE CANADA              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   CANADA              AXA CANADA                           AXA                                       100.00
INSURANCE & REINSURANCE   CHINA               AXA MINMETALS ASSURANCE CO LTD       AXA CHINA                                  51.00
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTION ASSURANCE     AXA CORPORATE SOLUTIONS                    98.49
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL VIE                      AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              ARGOVIE                              AXA COLLECTIVES                            94.03
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA                                        94.97
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA ASSURANCES IARD                         2.72
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA FRANCE ASSURANCE                        0.10
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COURTAGE IARD                           2.20
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COLLECTIVES                             0.02
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES IARD                  AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CORPORATE SOLUTIONS                    65.83
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CESSIONS                               13.17
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA FRANCE ASSURANCE                       88.87
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA COLLECTIVES                            11.13
INSURANCE & REINSURANCE   FRANCE              C.G.R.M. MONTE-CARLO                 AXA CORPORATE SOLUTIONS                    99.99
INSURANCE & REINSURANCE   FRANCE              JURIDICA                             AXA FRANCE ASSURANCE                       98.51
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES IARD               AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES VIE                AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              NATIO ASSURANCES                     AXA ASSURANCES IARD                        50.00
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA ASSURANCES IARD                         0.16
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA FRANCE ASSURANCE                       39.91
INSURANCE & REINSURANCE   FRANCE              AXA ASSISTANCE                       AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              SPS RE                               AXA CORPORATE SOLUTIONS                    69.94
INSURANCE & REINSURANCE   FRANCE              AXA CESSIONS                         AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   FRANCE              SAINT GEORGES RE                     AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL IARD                     AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA COURTAGE IARD                    AXA FRANCE ASSURANCE                       99.65
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA ASSURANCES IARD                         3.69
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA FRANCE ASSURANCE                       95.71
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA KONZERN AG                             47.81
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA VERSICHERUNG                           52.19
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     AXA KONZERN AG                             74.41
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     GRE CONTINENTAL EUROPE HOLDING GMBH        25.59
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA KONZERN AG                             52.69
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA LEBEN                                  46.71
INSURANCE & REINSURANCE   GERMANY             AXA ART                              AXA KONZERN AG                            100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ACS ASSURANCE UK BRANCH              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA EQUITY & LAW LIFE ASSURANCE      AXA SUN LIFE                              100.00
                                                SOCIETY
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA INSURANCE UK                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA SUN LIFE                         AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK HOLDING PLC                   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       E_BUSINESS AXA UK                    AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       THE ROYAL EXCHANGE ASSURANCE PLC     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA GLOBAL RISKS (U.K.) LTD          AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK                               AXA                                       100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP GROUP PLC                        GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA PPP HEALTHCARE LTD               AXA INSURANCE UK                          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP LIFETIMECARE                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA REINSURANCE UK PLC               AXA UK HOLDING PLC                        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ENGLISH & SCOTTISH                   AXA UK                                    100.00
INSURANCE & REINSURANCE   HONG KONG           AXA CHINA REGION LIMITED             NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA                                        17.50
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA INSURANCE INVESTMENT HOLDING           82.50
INSURANCE & REINSURANCE   HONG KONG           AXA GENERAL INSURANCE HK             AXA                                       100.00
INSURANCE & REINSURANCE   HUNGARY             AXA BIZTOSITO                        AXA KONZERN AG (AUSTRIA)                  100.00
INSURANCE & REINSURANCE   IRELAND             GUARDIAN PMPA GROUP LTD              GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   ITALY               AXA INTERLIFE                        AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA ITALIA S.P.A                           98.12
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA COLLECTIVES                             1.88
INSURANCE & REINSURANCE   ITALY               UAP VITA                             AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   JAPAN               AXA GROUP LIFE JAPAN                 AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA LIFE JAPAN                       AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA NON LIFE INSURANCE CO LTD        AXA                                       100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE LUXEMBOURG             AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE. VIE LUXEMBOURG        AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          CREALUX                              AXA HOLDINGS BELGIUM                      100.00
INSURANCE & REINSURANCE   LUXEMBOURG          FUTUR RE                             AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA INSURANCE UK                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA PORTUGAL COMPANHIA DE SEGUROS           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA VERSICHERUNG                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA ASSICURAZIONI                           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA AURORA IBERICA                         10.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            ROYALE BELGE INVESTISSEMENT                20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            SAINT GEORGES RE                           20.00
INSURANCE & REINSURANCE   MOROCCO             AXA ASSURANCE MAROC                  AXA ONA                                    99.99
INSURANCE & REINSURANCE   MOROCCO             EPARGNE CROISSANCE                   AXA ASSURANCE MAROC                        99.59
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CORPORATE SOLUTION ASSURANCE            9.07
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA PORTUGAL SEGUROS VIDA                   2.15
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                             5.37
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                        83.02
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                            87.63
                                                DE VIDA SA
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                         7.46
                                                DE VIDA SA
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA                                        25.77
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA INSURANCE INVESTMENT HOLDING           74.23
INSURANCE & REINSURANCE   SINGAPORE           AXA LIFE SINGAPOUR                   NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   SINGAPORE           AXA CORPORATE SOLUTIONS. ASIA        AXA CORPORATE SOLUTIONS                   100.00
                                                PACIFIC PRIVATE LTD
INSURANCE & REINSURANCE   SPAIN               AXA AURORA VIDA DE SEGUROS Y         AXA AURORA                                 99.68
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA VIDA                            12.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA IBERICA                         88.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               HILO DIRECT SA DE SEGUROS Y          AXA AURORA                                 50.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AXA AURORA IBERICA                   AXA AURORA                                 99.68

     ACTIVITY                COUNTRY                 CONSOLIDATED COMPANY            SHAREHOLDERS                          OWNERSHIP

INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCES             AXA                                        99.95
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA                                        94.99
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA COMPAGNIE D'ASSURANCES                  5.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA LEVEN NV                           AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   UNIROBE GROEP                          AXA NEDERLAND BV                          100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA SCHADE                             AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA ZORG NV                            AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK HAYAT SIGORTA                 AXA OYAK HOLDING AS                       100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK SIGORTA                       AXA OYAK HOLDING AS                        70.92
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTION INSURANCE CO    AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                                                                     CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORP. SOLUTIONS PROPERTY           AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                              & CASUALTY                             CY
INSURANCE & REINSURANCE   UNITED STATES     AXA AMERICA CORPORATE SOLUTIONS, INC   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   UNITED STATES     THE EQUITABLE LIFE ASSURANCE SOCIETY   AXA FINANCIAL INC.                        100.00
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS REINSURANCE    AXA AMERICA CORPORATE SOLUTIONS, INC      100.00
                                              CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS AMERICA INS.   AXA CORPORATE SOLUTIONS PROPERTY          100.00
                                              CY                                     & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS LIFE           AXA CORPORATE SOLUTIONS REINSURANCE CY    100.00
                                              REINSURANCE COMPANY





AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002


                                                                                        State of   State of               Number of
                                                                              Type of   Incorp. or Principal   Federal      Shares
                                                                             Subsidiary  Domicile  Operation  Tax ID #      Owned
                                                                             ----------  --------  ---------  ---------     -----
AXA Financial, Inc.  (Notes 1 & 2)   **                                                     DE         NY    13-3623351
     Frontier Trust Company, FSB  (Note 7)                                                  ND         ND    45-0373941        1,000
     AXA Financial Services, LLC   (Note 2)                                                 DE         NY    52-2197822            -
        AXA Distribution Holding Corporation  (Note 2)                                      DE         NY    13-4078005        1,000
           AXA Advisors, LLC     (Note 5)                                                   DE         NY    13-4071393            -
           AXA Network, LLC     (Note 6)                                     Operating      DE         NY    06-1555494            -
              AXA Network of Alabama, LLC                                    Operating      AL         AL    06-1562392            -
              AXA Network of Connecticut, Maine and New York, LLC            Operating      DE         NY    13-4085852            -
              AXA Network Insurance Agency of Massachusetts, LLC             Operating      MA         MA    04-3491734            -
              AXA Network of Nevada, Inc.                                    Operating      NV         NV    13-3389068
              AXA Network of Puerto Rico, Inc.                               Operating     P.R.       P.R.   66-0577477
              AXA Network Insurance Agency of Texas, Inc.                    Operating      TX         TX    75-2529724            -
           Paramount Planners, LLC                                           Operating      DE         NY    06-1602479            -
        The Equitable Life Assurance Society of the United States  (Note 2)* Insurance      NY         NY    13-5570651    2,000,000
           The Equitable of Colorado, Inc. *                                 Insurance      CO         CO    13-3198083    1,000,000
           Equitable Deal Flow Fund, L.P.                                    Investment     DE         NY    13-3385076            -
              Equitable Managed Assets, L.P.                                 Investment     DE         NY    13-3385080            -
           Real Estate Partnership Equities (various)                        Investment     **                    -                -
           Equitable Holdings, LLC  (Notes 3 & 4)                               HCO         NY         NY    22-2766036            -
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                              HCO         DE         NY    13-2677213    5,000,000
           Wil-Gro, Inc                                                      Investment     PA         PA    23-2702404        1,000
           STCS, Inc.                                                        Investment     DE         NY    13-3761592        1,000
           Fox Run, Inc.                                                     Investment     MA         NY    23-2762596        1,000
           FTM Corp.                                                         Investment     MD         MD    13-3778225        1,000
           EVSA, Inc.                                                        Investment     DE         PA    23-2671508           50
           Equitable Rowes Wharf, Inc.                                       Investment     MA         MA    04-3272826        1,000
           Prime Property Funding II, Inc.                                   Operating      DE         NY    13-3961599
           Sarasota Prime Hotels, LLC                                        Investment     FL         GA    58-2330533            -
           ECLL, Inc.                                                        Investment     MI         GA    58-2377569





                                                                                      Parent's
                                                                                     Percent of
                                                                                      Ownership                 Comments
                                                                                      or Control        (e.g., Basis of Control)
                                                                                      ----------        ------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **
     Frontier Trust Company, FSB  (Note 7)                                             100.00%
     AXA Financial Services, LLC   (Note 2)                                            100.00%
        AXA Distribution Holding Corporation  (Note 2)                                 100.00%
           AXA Advisors, LLC     (Note 5)                                              100.00%
           AXA Network, LLC     (Note 6)                                               100.00%
              AXA Network of Alabama, LLC                                              100.00%
              AXA Network of Connecticut, Maine and New York, LLC                      100.00%
              AXA Network Insurance Agency of Massachusetts, LLC                       100.00%
              AXA Network of Nevada, Inc.                                              100.00%
              AXA Network of Puerto Rico, Inc.                                         100.00%
              AXA Network Insurance Agency of Texas, Inc.                              100.00%
           Paramount Planners, LLC                                                     100.00%
        The Equitable Life Assurance Society of the United States  (Note 2)*           100.00%          NAIC # 62944
           The Equitable of Colorado, Inc. *                                           100.00%          NAIC # 62880
           Equitable Deal Flow Fund, L.P.                                                    -          G.P & L.P.
              Equitable Managed Assets, L.P.                                                 -          G.P.
           Real Estate Partnership Equities (various)                                        -          **
           Equitable Holdings, LLC  (Notes 3 & 4)                                      100.00%
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                                     100.00%
           Wil-Gro, Inc.                                                               100.00%
           STCS, Inc.                                                                  100.00%
           Fox Run, Inc.                                                               100.00%
           FTM Corp.                                                                   100.00%
           EVSA, Inc.                                                                  100.00%
           Equitable Rowes Wharf, Inc.                                                 100.00%
           Prime Property Funding II, Inc.                                             100.00%
           Sarasota Prime Hotels, LLC                                                  100.00%
           ECLL, Inc.                                                                  100.00%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002               03/24/03
---------------------------------------------------------

    *   Affiliated Insurer

    ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

    *** All subsidiaries are corporations, except as otherwise noted.

        1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

        2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.

                Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.

                Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.

                Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

        3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

        4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

            As of SEPTEMBER 30, 2002, AXF and its subsidiaries owned 51.41% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:
                   AXF held directly 32,623,675 Alliance Capital Units (13.05%), Equitable Life directly owned 5,219,396 Alliance Capital
                     Units (2.09%),
                   ACMC, Inc. owned 66,220,822 Alliance Capital Units (26.50%),
                     and
                   ECMC, LLC owned 24,415,727 Alliance Capital Units (9.77%).

                Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

              In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.95% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.13%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock Exchange.

        5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

        6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

        7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

        8. Effective June 1, 2001, Equitable Structured Settlement Corp. was transferred from ELAS to Equitable Holdings, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002
---------------------------------------------------------


Dissolved: - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to
                Credit Suisse Group.
           - 100 Federal Street Funding Corporation was dissolved
                August 31, 1998.
           - 100 Federal Street Realty Corporation was dissolved
               December 20, 2001.
           - CCMI Corp. was dissolved on October 7, 1999.
           - ELAS Realty, Inc. was dissolved January 29, 2002.
           - EML Associates, L.P. was dissolved March 27, 2001.
           - EQ Services, Inc. was dissolved May 11, 2001.
           - Equitable BJVS, Inc. was dissolved October 3, 1999.
           - Equitable Capital Management Corp. became ECMC, LLC on
                November 30, 1999.
           - Equitable JV Holding Corp. was dissolved on June 1, 2002.
           - Equitable JVS II, Inc. was dissolved December 4, 1996
           - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was dissolved on December 31, 2000.
           - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
           - EREIM Managers Corporation was dissolved March 27, 2001.
           - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001.
           - EVLICO, Inc. was dissolved in 1999.
           - Franconom, Inc. was dissolved on December 4, 2000.
           - GP/EQ Southwest, Inc. was dissolved October 21, 1997.
           - HVM Corp. was dissolved on Feb. 16, 1999.
           - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
           - Prime Property Funding, Inc. was dissolved in Feb. 1999.
           - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
           - Six-Pac G.P., Inc. was dissolved July 12,1999.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002
LISTING A - EQUITABLE HOLDINGS, LLC


                                                                                        State of   State of                Number of
                                                                             Type of   Incorp. or Principal     Federal      Shares
                                                                            Subsidiary  Domicile  Operation    Tax ID #      Owned
                                                                            ----------  --------  ---------    ---------     -----
AXA Financial, Inc.

     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                        Operating     DE         NY      13-3049038       500
              Equitable Casualty Insurance Company *                         Operating     VT         VT      06-1166226     1,000
              ECMC, LLC   (See Note 4 on Page 2)                             Operating     DE         NY      13-3266813         -
                 Equitable Capital Private Income & Equity
                   Partnership II, L.P.                                      Investment    DE         NY      13-3544879         -
              Alliance Capital Management Corporation (See Note 4 on Page 2) Operating     DE         NY      13-3633538       100
                 See Attached Listing B
              Equitable JVS, Inc.                                            Investment    DE         GA      58-1812697     1,000
                 Astor Times Square Corp.                                    Investment    NY         NY      13-3593699       100
                 Astor/Broadway Acquisition Corp.                            Investment    NY         NY      13-3593692       100
                 PC Landmark, Inc.                                           Investment    TX         TX      75-2338215     1,000
                 EJSVS, Inc.                                                 Investment    DE         NJ      58-2169594     1,000
              AXA Distributors, LLC                                          Operating     DE         NY      52-2233674         -
                 AXA Distributors Insurance Agency of Alabama, LLC           Operating     DE         AL      52-2255113         -
                 AXA Distriburors Insurance Agency, LLC                      Operating     DE     CT, ME,NY   06-1579051         -
                 AXA Distributors Insurance Agency of Massachusetts, LLC     Operating     MA         MA      04-3567096         -
                 AXA Distributors Insurance Agency of Texas, Inc.            Operating     TX         TX      74-3006330     1,000
              J.M.R. Realty Services, Inc.                                   Operating     DE         NY      13-3813232     1,000
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)  Operating     DE         NJ      22-3492811       100



                                                                                         Parent's
                                                                                        Percent of
                                                                                        Ownership          Comments
                                                                                        or Control (e.g., Basis of Control)
                                                                                        ---------- ------------------------

AXA Financial, Inc.

     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                                      100.00%
              Equitable Casualty Insurance Company *                                       100.00%
              ECMC, LLC   (See Note 4 on Page 2)                                           100.00%
                 Equitable Capital Private Income & Equity                                           ECMC is G.P.
                   Partnership II, L.P.                                                          -   ("Deal Flow Fund II")
              Alliance Capital Management Corporation (See Note 4 on Page 2)               100.00%
                 See Attached Listing B
              Equitable JVS, Inc.                                                          100.00%
                 Astor Times Square Corp.                                                  100.00%
                 Astor/Broadway Acquisition Corp.                                          100.00% G.P. of Astor Acquisition. L.P.
                 PC Landmark, Inc.                                                         100.00%
                 EJSVS, Inc.                                                               100.00%
              AXA Distributors, LLC                                                        100.00%
                 AXA Distributors Insurance Agency of Alabama, LLC                         100.00%
                 AXA Distriburors Insurance Agency, LLC                                    100.00%
                 AXA Distributors Insurance Agency of Massachusetts, LLC                   100.00%
                 AXA Distributors Insurance Agency of Texas, Inc.                          100.00%
              J.M.R. Realty Services, Inc.                                                 100.00%
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)                100.00%



*   Affiliated Insurer

        Equitable Investment Corp merged into Equitable Holdings, LLC on
            November 30, 1999.
        Equitable Capital Management Corp. became ECMC, LLC on November 30,
            1999.
        Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.
        Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA
            Distributors, LLC.



AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
                                                                                            State of   State of            Number of
                                                                                 Type of   Incorp. or Principal   Federal     Shares
                                                                                Subsidiary  Domicile  Operation  Tax ID #     Owned
                                                                                ----------  --------  ---------  ---------    -----
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation


                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2)Operating      DE         NY
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)       Operating      DE         NY    13-3434400
                    Albion Alliance LLC                                         Operating      DE         NY    13-3903734
                    Cursitor Alliance LLC                                          HCO         DE         MA    22-3424339
                       Cursitor Eaton Asset Management Co.                      Operating      NY         MA    13-3379955
                    Alliance Capital Management LLC                                HCO         DE         NY
                       Sanford C. Bernstein & Co., LLC                          Operating      DE         NY
                    Alliance Capital Management Corp. of Delaware                  HCO         DE         NY    13-2778645        10
                       ACAM Trust Company Private Ltd.                          Operating    India      India        -
                       ACM Global Investor Services S.A.                        Operating     Lux.       Lux.        -
                          ACM Fund Services (Espana) S.L.                       Operating    Spain      Spain        -
                       ACM International (France) SAS                           Operating    France     France       -
                       ACM Software Services Ltd.                               Operating      DE         NY    13-3910857
                       Alliance Barra Research Institute, Inc.                  Operating      DE         NY    13-3548918     1,000
                       Alliance Capital Asset Management (Japan) Ltd            Operating    Japan      Japan        -
                       Alliance Capital Australia Limited                       Operating    Aust.      Aust.        -
                          Far Eastern Alliance Asset Management                 Operating    Taiwan     Taiwan       -
                       Alliance Capital Global Derivatives Corp.                Operating      DE         NY    13-3626546     1,000
                       Alliance Capital Latin America Ltd.                      Operating    Brazil     Brazil       -
                       Alliance Capital Limited                                 Operating     U.K.       U.K.        -       250,000
                          Alliance Capital Services Ltd.                        Operating     U.K.       U.K.        -         1,000
                             Dimensional Trust Management Ltd.                  Operating     U.K.       U.K.        -        50,000
                       Alliance Capital (Luxembourg) S.A.                       Operating     Lux.       Lux.        -         3,999
                       Alliance Capital Management (Asia) Ltd.                  Operating      DE     Singapore 13-3752293
                       Alliance Capital Management Australia Limited            Operating    Aust.      Aust.        -
                       Alliance Capital Management Canada, Inc.                 Operating      DE       Canada  13-3630460    18,750
                       Alliance Capital Management New Zealand Limited          Operating     N.Z.       N.Z.        -


                                                                               Parent's
                                                                              Percent of
                                                                              Ownership          Comments
                                                                              or Control (e.g., Basis of Control)
                                                                              ---------- ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation                                    owns 1% GP interest in Alliance Capital
                                                                                         Management L.P. and 100,000 GP units in
                                                                                         Alliance Capital Management Holding L.P.
                 Alliance Capital Management Holding L.P. (See Note 4 on Page          -
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)
                    Albion Alliance LLC                                           37.60% Equitable Life = 4.7%; 3rd parties = 57.7%
                    Cursitor Alliance LLC                                        100.00%
                       Cursitor Eaton Asset Management Co.                       100.00%
                    Alliance Capital Management LLC                              100.00%
                       Sanford C. Bernstein & Co., LLC                           100.00%
                    Alliance Capital Management Corp. of Delaware                100.00%
                       ACAM Trust Company Private Ltd.                           100.00%
                       ACM Global Investor Services S.A.                          99.00% Alliance Capital Oceanic Corp. owns 1%
                          ACM Fund Services (Espana) S.L.                        100.00%
                       ACM International (France) SAS                            100.00%
                       ACM Software Services Ltd.                                100.00%
                       Alliance Barra Research Institute, Inc.                   100.00%
                       Alliance Capital Asset Management (Japan) Ltd             100.00%
                       Alliance Capital Australia Limited                        100.00%
                          Far Eastern Alliance Asset Management                   20.00% 3rd parties = 80%
                       Alliance Capital Global Derivatives Corp.                 100.00%
                       Alliance Capital Latin America Ltd.                        99.00% Alliance Capital Oceanic Corp. owns 1%
                       Alliance Capital Limited                                  100.00%
                          Alliance Capital Services Ltd.                         100.00%
                             Dimensional Trust Management Ltd.                   100.00%
                       Alliance Capital (Luxembourg) S.A.                         99.98% Alliance Cap. Oceanic Corp. owns 0.025%
                       Alliance Capital Management (Asia) Ltd.                   100.00%
                       Alliance Capital Management Australia Limited              50.00% 3rd parties = 50%
                       Alliance Capital Management Canada, Inc.                  100.00%
                       Alliance Capital Management New Zealand Limited            50.00% 3rd parties = 50%


AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
                                                                                          State of   State of              Number of
                                                                               Type of   Incorp. or Principal     Federal    Shares
                                                                              Subsidiary  Domicile  Operation    Tax ID #    Owned
                                                                              ----------  --------  ---------    ---------   -----

AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp.of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.         Operating  So Africa  So Africa        -
                          Alliance-MBCA Capital (Private) Ltd.                Operating   Zimbabwe   Zimbabwe        -
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                             (Proprietary) Ltd.                               Operating    Nambia     Nambia         -
                       Alliance Capital Management (Singapore) Ltd.           Operating  Singapore  Singapore        -
                       Alliance Capital (Mauritius) Private Ltd.              Operating  Mauritius  Mauritius        -
                          Alliance Capital Asset Management (India)Private LtdOperating    India      India          -
                       Alliance Capital Oceanic Corp.                         Operating      DE         NY      13-3441277    1,000
                       Alliance Corporate Finance Group Inc.                  Operating      DE         NY      52-1671668    1,000
                       Alliance Eastern Europe, Inc.                          Operating      DE         NY      13-3802178
                       Alliance Fund Distributors, Inc.                       Operating      DE         NY      13-3191825      100
                       Alliance Global Investor Services, Inc.                Operating      DE         NJ      13-3211780      100
                       Alliance SBS-AGRO Capital Management Co.               Operating    Russia     Russia         -
                       Hanwha Investment Trust Mgmt. Co., Ltd                 Operating   So Korea   So Korea        -
                       New Alliance Asset Management (Asia) Ltd               Operating     H.K.       H.K.          -
                          ACM New-Alliance (Luxembourg) S.A.                  Operating     Lux.       Lux.          -
                       Meiji - Alliance Capital Corp.                         Operating      DE         NY      13-3613617   50,000
                       Sanford C. Bernstein Ltd.                              Operating     U.K.       U.K.          -
                          Sanford C. Bernstein (CREST Nominees) Ltd.          Operating     U.K.       U.K.          -
                       Sanford C. Bernstein Proprietary Ltd.                  Operating    Aust.      Aust.          -
                       Whittingdale Holdings Ltd.                             Operating     U.K.       U.K.          -
                          ACM Investments Ltd.                                Operating     U.K.       U.K.          -
                          Alliance Asset Allocation Ltd.                      Operating     U.K.       U.K.          -
                          Alliance Capital Whittingdale Ltd.                  Operating     U.K.       U.K.          -
                          Alliance Cecogest S.A.                              Operating    France     France         -
                          Cursitor Alliance Services Ltd.                     Operating     U.K.       U.K.          -
                          Cursitor Holdings Ltd.                              Operating     U.K.       U.K.          -
                             Draycott Partners. Ltd.                          Operating      MA        U.K.     98-0116774
                             Cursitor Management Co. S.A.                     Operating     Lux.       Lux.          -
                          Whittingdale Nominees Ltd.                          Operating     U.K.       U.K.          -



                                                                                    Parent's
                                                                                   Percent of
                                                                                   Ownership          Comments
                                                                                   or Control (e.g., Basis of Control)
                                                                                   ---------- ------------------------

AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp.ofDelaware(Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                  80.00% 3rd parties = 20%
                          Alliance-MBCA Capital (Private) Ltd.                         50.00% 3rd parties = 50%
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                             (Proprietary) Ltd.                                       100.00%
                       Alliance Capital Management (Singapore) Ltd.                   100.00%
                       Alliance Capital (Mauritius) Private Ltd.                      100.00%
                          Alliance Capital Asset Management (India) Priv               75.00% 3rd parties = 25%
                       Alliance Capital Oceanic Corp.                                 100.00% inactive
                       Alliance Corporate Finance Group Inc.                          100.00%
                       Alliance Eastern Europe, Inc.                                  100.00%
                       Alliance Fund Distributors, Inc.                               100.00%
                       Alliance Global Investor Services, Inc.                        100.00% formerly, Alliance Fund Services, Inc.
                       Alliance SBS-AGRO Capital Management Co.                        49.00% 3rd parties = 51%
                       Hanwha Investment Trust Mgmt. Co., Ltd                          20.00% 3rd parties = 80%
                       New Alliance Asset Management (Asia) Ltd                        50.00% 3rd parties = 50%
                          ACM New-Alliance (Luxembourg) S.A.                           99.00% ACM Global Investor Svcs owns 1%
                       Meiji - Alliance Capital Corp.                                  50.00% Meiji Mutual Life owns 50%
                       Sanford C. Bernstein Ltd.                                      100.00%
                          Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%
                       Sanford C. Bernstein Proprietary Ltd.                          100.00%
                       Whittingdale Holdings Ltd.                                     100.00%
                          ACM Investments Ltd.                                        100.00%
                          Alliance Asset Allocation Ltd.                              100.00%
                          Alliance Capital Whittingdale Ltd.                          100.00%
                          Alliance Cecogest S.A.                                      100.00%
                          Cursitor Alliance Services Ltd.                             100.00%
                          Cursitor Holdings Ltd.                                      100.00%
                             Draycott Partners. Ltd.                                  100.00%
                             Cursitor Management Co. S.A.                             100.00%
                          Whittingdale Nominees Ltd.                                  100.00%

Item 30. Indemnification

         (a) Indemnification of Officers and Directors

         The by-laws of the Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

             7.4  Indemnification of Directors, Officers and Employees.

             (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                    (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

                   (ii) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                  (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

             (b) To the extent permitted by the law of the State of New York, the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726: Insurance Law ss.1216).

         The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

         (b) Indemnification of Principal Underwriter

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors, LLC has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Advisors, LLC

         (c) Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

         (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of Equitable, are the principal underwriters for Separate Accounts 49, 301, FP, EQ Advisors Trust and AXA VIP Trust. In addition, AXA Advisors is the principal underwriter for Separate Accounts 45, A and I. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC is 1290 Avenue of the Americas, NY, NY 10104.

         (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.

(i) AXA Advisors, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Executive Vice President and Director

 Jerald E. Hampton                    Vice Chairman of the Board and Director

 John M. Lefferts                     President, Chief Executive Officer and
                                      Director

 G. Patrick McGunagle                 Executive Vice President and Director

 Michael S. Martin                    Chairman of the Board and Director

*Richard V. Silver                    Director

*Mark R. Wutt                         Director

 David Conine                         Director
 1345 Avenue of the Americas
 33rd Floor
 New York, NY 10105

 Fred Folco                           Executive Vice President

 Edward J. Hayes                      Executive Vice President
 200 Plaza Drive
 Secaucus, NJ  07096

 Gary Lineberry                       Executive Vice President

*Peter D. Noris                       Executive Vice President

*Nik Malvania                         Executive Vice President

 Geoffrey H. Radbill                  Executive Vice President

*James P. Bodovitz                    Senior Vice President and General Counsel

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 Denise DiBlasi                       Senior Vice President

 Richard Magaldi                      Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 James Goodwin                        Senior Vice President

*Robert Schmidt                       Senior Vice President

 Jeffrey Green                        Senior Vice President

 Kevin R. Byrne                       Senior Vice President and Treasurer

*Eric Mosholt                         Senior Vice President

*Jill Cooley                          Senior Vice President and Chief Operations
                                      Officer

*Donna M. Dazzo                       First Vice President

*Beth Andreozzi                       Vice President

 Peter Mastrantuono                   First Vice President

*Philomena Scamardella                First Vice President

 Raymond T. Barry                     Vice President

*Michael Brzozowski                   Vice President

 Claire A. Comerford                  Vice President

*Mark D. Godofsky                     Vice President and Controller

*David Mahler                         Vice President and Compliance Officer

*Linda J. Galasso                     Vice President and Secretary

*Francesca Divone                     Assistant Secretary

 Mary E. Cantwell                     Vice President

 Catherine Genty                      Vice President

 Gisela Jackson                       Vice President

 Frank Massa                          Vice President

 Jose Montengro                       Vice President

 Sandi Narvaez                        Vice President

 Edna Russo                           Vice President

 Michael Ryniker                      Vice President

 James Woodley                        Vice President

 Frank Acierno                        Assistant Vice President

 Charlton Bulkin                      Assistant Vice President


(ii) AXA Distributors, LLC

NAME AND PRINCIPAL                     POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                       (AXA DISTRIBUTORS, LLC)
----------------                       ----------------------

 Charles Wilder                        Director and Chief Operating Officer

 Jerald Hampton                        Director and Chairman of the Board

 Richard Matteis                       Director

 Deanna Mulligan                       Director

 Hunter Allen                          Senior Vice President and National
                                       Sales Director

 Michael McDaniel                      Senior Vice President and Broker Dealer
                                       National Sales Manager

 Michael Brandreit                     Senior Vice President

 Megan Condron                         Senior Vice President and Key Account
                                       Manager

 Harry Johnson                         Senior Vice President

 Chris Gabrielsen                      Senior Vice President

 Robert Mullett                        Senior Vice President

 Daniel Roebuck                        Senior Vice President

 David Kahal                           Senior Vice President

 Mark Scalercio                        Senior Vice President

 David Hughes                          Senior Vice President

 Thomas Bullen                         Senior Vice President and Director
                                       of Key Account Relationships

 Patrick O'Shea                        Vice President and Chief
                                       Financial Officer

 Norman J. Abrams                      Vice President and Counsel

 Ronald R. Quist                       Vice President and Treasurer

 Linda Galasso                         Vice President and Secretary

 Francesca Divone                      Assistant Secretary

         (c) The information under "How we market the policies" in the Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 32. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable at 1290 Avenue of the Americas, New York,
New York 10104, 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, Mo. 64105.



Item 33. Management Services

         Not applicable.


Item 34. Representation Regarding Reasonableness of Aggregate Policy Fees and Charges

         Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Policies. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variation therein, based on supplements, data pages or riders to any policies or prospectuses or otherwise.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 4th day of April, 2003.

                                     SEPARATE ACCOUNT FP OF THE EQUITABLE
                                     LIFE ASSURANCE SOCIETY OF THE UNITED
                                     STATES. (REGISTRANT)



                                     By:   THE EQUITABLE LIFE
                                           ASSURANCE SOCIETY OF
                                           THE UNITED STATES,
                                                 (DEPOSITOR)



                                     By:   /s/ Robin Wagner
                                           ------------------------------
                                              (Robin Wagner)
                                               Vice President

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on the 4th day of April, 2003.

                                            THE EQUITABLE LIFE ASSURANCE
                                            SOCIETY OF THE UNITED STATES
                                            (DEPOSITOR)


                                            By:  /s/  Robin M. Wagner
                                                --------------------------------
                                                     (Robin M. Wagner)
                                                      Vice President


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                          Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert            Denis Duverne                 W. Edwin Jarmain
Francoise Colloc'h          Jean-Rene Fourtou             Christina Johnson
Christopher M. Condron      John C. Graves                Scott D. Miller
Henri de Castries           Donald J. Greene              Joseph H. Moglia
Claus-Michael Dill          Mary R. (Nina) Henderson      Peter J. Tobin
Joseph L. Dionne            James F. Higgins              Stanley B. Tulin


*By:  /s/ Robin M. Wagner
     -----------------------
         (Robin M. Wagner)
          Attorney-in-Fact
          April 4, 2003

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                                                     DOCUMENT TAG
----------                                                      ------------

27.(g)            Form of Reinsurance Agreement                 Ex-99.27g
27.(h)(v)         Form of Participation                         Ex-99.27hv
                  and Sub License Agreement
27.(l)            Opinion and Consent of Brian Lessing          Ex-99.27l
27.(m)            Sample Calculation for Illustrations          Ex-99.27m
27.(n)(i)         Consent of Independent Accountants            Ex-99.27ni
27.(n)(iii)       Powers of Attorney                            Ex-99.27niii
